UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMERCE UNION BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6022	37-1641316
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

701 South Main Street

Springfield, Tennessee 37172

(615) 384-3357

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William Ronald DeBerry

Chairman, President and Chief Executive Officer

Commerce Union Bancshares, Inc.

701 South Main Street

Springfield, Tennessee 37172

(615) 384-3357

(Name, address, including zip code, and telephone number, including area code of agent for service)

With copies to:

Elizabeth W. Sims, Esq. Andrew D. Oldham, Esq. Butler Snow LLP 150 3rd Avenue South Suite 1600 Nashville, TN 37201 (615) 651-6733	Trace Blankenship, Esq. Bone McAllester Norton PLLC 511 Union Street Suite 1600 Nashville, TN 37219 (615) 238-6331

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)(4)
common stock, $1.00 par value	4,403,086	Not applicable	$49,277,658.08	$6,250.28

(1)	The maximum number of shares of Commerce Union Bancshares, Inc. (“Commerce Union”) common stock estimated to be issuable upon completion of the merger of Commerce Union Bank and Reliant Bank (“Reliant”), including the estimated maximum number of shares of Commerce Union’s common stock that may be issuable pursuant to options. This number is based on 4,403,086 shares of Commerce Union common stock and options issuable in exchange for all shares of Reliant common stock and options issued and outstanding immediately prior to the completion of the merger, pursuant to the terms of the Agreement and Plan of Merger, dated April 25, 2014, by and among Commerce Union, Commerce Union Bank, and Reliant, as amended on December 31, 2014, and attached to the joint proxy statement/prospectus as Appendix A.
(2)	Calculated in accordance with Rule 457(f)(2) under the Securities Act of 1933, the proposed maximum offering price of Commerce Union’s common stock was calculated based upon the book value of the Reliant shares of common stock as of March 31, 2014, and is equal to the product of (i) $11.43, multiplied by (ii) 4,311,256, the maximum number of Reliant shares of common stock that may be canceled and exchanged for Commerce Union common stock in the merger.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	$5,358.65 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement, filed with the Securities and Exchange Commission, is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary—Subject to Completion Dated January 8, 2015.

PROXY STATEMENT AND PROSPECTUS OF COMMERCE UNION BANCSHARES, INC.	PROXY STATEMENT OF RELIANT BANK

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Commerce Union Bancshares, Inc. and Reliant Bank, we are pleased to deliver our joint proxy statement/prospectus for the merger of Reliant with and into Commerce Union’s subsidiary bank, Commerce Union Bank.

If the merger is completed, each outstanding share of Reliant common stock will be converted into the right to receive 1.0213 shares of Commerce Union common stock (we refer to this number as the “exchange ratio”). Additionally, if the merger is completed, each option to purchase a share of Reliant common stock will be converted into an option to purchase a share of Commerce Union common stock multiplied by the exchange ratio, and the exercise price of such option will become the exercise price of the option immediately prior to the merger divided by the exchange ratio. The exchange ratio may be adjusted up or down if either Reliant or Commerce Union issues additional shares of stock before the merger is completed, other than stock issued as the result of the exercise of stock options.

After the merger is completed, we expect that current Commerce Union shareholders will own approximately 44.5% of the outstanding common stock of the combined company and current Reliant shareholders will own approximately 55.5% of the outstanding shares of common stock of the combined company, on a fully diluted basis (that is, after all stock options are exercised and assuming all stock options are, in fact, exercised). Based on the number of shares of Commerce Union common stock currently outstanding, if the merger was completed today, current Commerce Union shareholders would own approximately 43.4% and current Reliant shareholders would own approximately 56.6% of the outstanding shares of the combined company. Following the completion of the merger, the combined company will continue under the name Commerce Union Bancshares, Inc., and its headquarters will be relocated to Brentwood, Tennessee. The exact number of shares of common stock that Commerce Union will issue in the merger will not be determined until the closing of the merger. If the merger had closed on December 31, 2014, Commerce Union would have issued 3,993,478 shares of common stock and 409,608 options to purchase its common stock.

While Commerce Union is not currently a public company, it will be following completion of the merger and will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Commerce Union is an “emerging growth company,” as defined in Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act of 2012, and has elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Commerce Union’s common stock is currently quoted and thinly traded on the Over-the-Counter Bulletin Board quotation system under the symbol “CUBN.” Commerce Union has applied to list its common stock on The NASDAQ Stock Market LLC, or “NASDAQ,” in connection with the merger.

You should read this entire joint proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 30.

We enthusiastically support this combination of our companies and join with our boards in recommending that you vote FOR the approval of the merger agreement. We look forward to seeing you at the shareholder meetings and we appreciate your continued support.

Sincerely,

Farzin Ferdowsi	William R. DeBerry
Chairman	Chairman, President, and Chief Executive Officer
Reliant Bank	Commerce Union Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [—],

and first mailed to shareholders of Commerce Union and Reliant on or about [—].

SOURCES OF INFORMATION

Commerce Union has supplied all of the information contained in this joint proxy statement/prospectus relating to Commerce Union and Commerce Union Bank, and Reliant has supplied all of the information contained in this joint proxy statement/prospectus relating to Reliant.

You should rely only on the information which is contained in this joint proxy statement/prospectus or to which we have referred in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Commerce Union filed a registration statement on Form S-4 to register the issuance of Commerce Union common stock to Reliant shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Commerce Union and a proxy statement of each of Commerce Union and Reliant for their respective special shareholders meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Commerce Union does not file reports with the SEC. Commerce Union does, however, provide annual reports, including audited financial statements, as requested, to its shareholders in connection with its annual meeting. You may inspect or copy any materials Commerce Union files with the SEC at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the SEC public reference room. Any public filings Commerce Union makes are also available to the public from commercial document retrieval services and at the internet web site maintained by the SEC at www.sec.gov.

When deciding how to cast your vote, you should rely only on the information contained in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the joint proxy statement/prospectus to shareholders nor the issuance of Commerce Union common stock shall create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], [—], 2015

You are cordially invited to attend a special meeting of the shareholders of Commerce Union Bancshares, Inc. (“Commerce Union”) on [—], [—], 2015, at [—] [—].m., local time, at the Springfield Baptist Church at 400 North Main Street, Springfield, Tennessee 37172. The meeting is being held for the following purposes:

1.	Proposal 1: Agreement and Plan of Merger. To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of April 25, 2014, as amended on December 31, 2014, by and among Commerce Union, Commerce Union Bank, and Reliant Bank. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

2.	Proposal 2: Amended and Restated Stock Option Plan. To consider and vote on a proposal to adopt the Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan, which plan amends and restates the Commerce Union Bancshares, Inc. Stock Option Plan in order to increase the number of options available for issuance from 625,000 to 1,250,000 and to make certain other changes as described in the accompanying joint proxy statement/prospectus. A copy of the amended and restated stock option plan is attached to the accompanying joint proxy statement/prospectus as Appendix E.

3.	Proposal 3: Adjournment. To consider and vote on a proposal to authorize Commerce Union’s board of directors to adjourn the special shareholders’ meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders’ meeting, in person or by proxy, to approve the merger agreement or the amended and restated stock option plan.

4.	Proposal 4: Other Business. To transact any other business as may properly come before the special shareholders’ meeting or any adjournment or postponement of the special shareholders’ meeting.

Only shareholders of record of Commerce Union common stock at the close of business on [—], 2015, will be entitled to notice of and to vote at the special shareholders’ meeting and at any adjournment or postponement of the special shareholders’ meeting.

COMMERCE UNION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COMMERCE UNION SHAREHOLDERS VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. You can vote in one of five ways: (i) by fax, (ii) by internet, (iii) by e-mail (iv) by mail by completing, dating, signing, and returning the enclosed proxy card, or (v) in person at the special shareholders’ meeting. To vote by fax, please dial [—]. To vote by internet, please visit [—], or you may scan and e-mail your vote to [—]. If you do not vote by fax, internet or by e-mail, please complete, date, and sign the enclosed proxy card and promptly return it in the envelope provided, whether or not you plan to attend the special shareholders’ meeting. If you attend the special shareholders’ meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please vote by fax, internet, e-mail, or return your proxy card by no later than [—], 2015.

BY ORDER OF THE BOARD OF DIRECTORS

OF COMMERCE UNION BANCSHARES, INC.

William R. DeBerry, Chairman, President and Chief

Executive Officer

[—], 2015

1736 CAROTHERS PARKWAY, SUITE 100

BRENTWOOD, TENNESSEE 37027

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], [—], 2015

A special meeting of shareholders of Reliant Bank (“Reliant”) will be held at the Bank’s main office located at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, on [—], [—], 2015, at [—].m. local time, for the following purposes:

1.	Proposal 1: Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of April 25, 2014, as amended on December 31, 2014, by and among Reliant, Commerce Union Bancshares, Inc., and Commerce Union Bank. A copy of the merger agreement is attached to the accompanying joint proxy statement/prospectus as Appendix A.

2.	Proposal 2: Adjournment. To consider and vote on a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special meeting, in person or by proxy, to approve the merger agreement.

3.	Proposal 3: Other Business. To transact any other business as may properly come before the meeting or any adjournment or postponement.

Only shareholders of record of Reliant common stock at the close of business on [—], 2015, will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement at the special meeting.

RELIANT’S BOARD OF DIRECTORS RECOMMENDS THAT RELIANT’S SHAREHOLDERS VOTE “FOR” THE PROPOSALS ABOVE.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

Reliant has concluded that Reliant’s shareholders of record have the right to dissent from the merger agreement and obtain payment of the fair value of their shares of Reliant common stock, in lieu of the merger consideration that Reliant shareholders of record would otherwise receive pursuant to the merger agreement. The right to dissent is summarized in the accompanying joint proxy statement/prospectus on page 53, and a copy of the pertinent state law is reprinted in full as Appendix B.

Whether or not you plan to attend the special shareholders’ meeting, please vote as soon as possible by completing, signing, dating, and returning the enclosed proxy in the accompanying pre-addressed postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Reliant’s Secretary, or by filing a properly executed proxy of a later date with Reliant’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

If you have any questions concerning the merger, would like additional copies of the joint proxy statement/prospectus, or need help voting your shares of Reliant common stock, please contact DeVan D. Ard, Jr., at Reliant Bank, 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, or (615) 221-2020.

BY ORDER OF THE BOARD OF

DIRECTORS OF RELIANT BANK

Farzin Ferdowsi, Chairman

Brentwood, Tennessee

[—], 2015

Appendix A:	Agreement and Plan of Merger and the First Amendment to the Agreement and Plan of Merger

Appendix B:	Tennessee Dissenters Rights

Appendix C:	Opinion of Sterne, Agee & Leach, Inc.

Appendix D:	Opinion of Raymond James & Associates, Inc.

Appendix E:	Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the merger and the special shareholders’ meetings, and brief answers to those questions. We urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the special shareholders’ meetings.

Q:	On what am I being asked to vote?

A:	You are being asked to approve the agreement and plan of merger, by and among Commerce Union, Commerce Union Bank, and Reliant. The agreement provides for the merger of Reliant with and into Commerce Union Bank, which is the wholly-owned subsidiary of Commerce Union. In addition, if you are a Commerce Union shareholder, you are being asked to approve an amended and restated stock option plan that amends and restates Commerce Union’s stock option plan to increase the number of options available for issuance from 625,000 to 1,250,000 and to make certain other changes as described herein. You are also being asked to grant authority to Commerce Union’s and Reliant’s boards of directors to adjourn the special shareholders’ meetings to allow time for further solicitation of proxies in the event that there are insufficient votes present at the special shareholders’ meetings, in person or by proxy, to approve the merger agreement or the amended and restated stock option plan, as applicable.

Q:	How does the board recommend that I vote?

A:	The board of directors of Commerce Union has adopted the merger agreement, determined that the merger agreement is in the best interests of the Commerce Union shareholders, and recommends that the Commerce Union shareholders vote “FOR” approval of the merger agreement. Similarly, the board of directors of Reliant has adopted the merger agreement, determined that the merger agreement is in the best interests of the shareholders of Reliant, and recommends that the Reliant shareholders vote “FOR” approval of the merger agreement. The board of directors of Commerce Union has also adopted the amended and restated stock option plan and recommends that the Commerce Union shareholders vote “FOR” approval of the amended and restated stock option plan. Both the board of directors of Commerce Union and the board of directors of Reliant recommend that you vote “FOR” the proposals to authorize the boards of directors to adjourn the special shareholders’ meetings.

Q:	Why is my vote important?

A:	The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Reliant common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock. Accordingly, if you fail to vote on the merger agreement or if you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as a vote against the merger agreement. The amended and restated stock option plan must be approved by the affirmative vote of a majority of shares of Commerce Union common stock present in person or by proxy and entitled to vote on the matter at the Commerce Union special shareholders’ meeting. The proposal to authorize adjournment must be approved by the affirmative vote of a majority of shares of Commerce Union common stock present in person or by proxy and entitled to vote on the matter at the Commerce Union special shareholders’ meeting and by the affirmative vote of a majority of the outstanding shares of Reliant common stock present in person or by proxy and entitled to vote on the matter at the Reliant special shareholders’ meeting. If a Commerce Union shareholder fails to vote on the proposal to approve the amended and restated stock option plan or the proposal to authorize adjournment, or if a Reliant shareholder fails to vote on the proposal to authorize adjournment, and such shareholder does not instruct his or her broker how to vote any shares held for him or her in “street name,” such shareholder’s shares will not be counted as a vote “for” or “against” the proposals and will not be counted in determining the number of votes cast on the proposals.

Q:	Why is Reliant merging with Commerce Union Bank?

A:	Reliant is merging with Commerce Union Bank because the boards of directors of Reliant and Commerce Union believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve its customers. The combined company would have a presence in counties across the greater Nashville area. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “Background of the Merger,” “Reliant’s Reasons for the Merger; Recommendation of the Reliant Board of Directors,” and “Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors,” under Proposal No. 1—The Merger.

Q:	What will I receive in the merger?

A:	If the merger is completed, each outstanding share of Reliant common stock will be converted into the right to receive 1.0213 shares of Commerce Union common stock. Additionally, each option to purchase a share of Reliant common stock will be converted into an option to purchase a share of Commerce Union common stock multiplied by 1.0213, and the exercise price of such option will become the exercise price of the option immediately prior to the merger divided by 1.0213. Options to acquire Reliant common stock that are considered “qualified” options will be converted into qualified options of Commerce Union common stock and options to purchase Reliant stock that are not “qualified” will be converted into non-qualified options to acquire Commerce Union common stock.

Each outstanding share of Commerce Union common stock will remain outstanding after the merger.

On April 25, 2014, the last trading day before the merger was announced, Commerce Union’s common stock closed at $12.05 per share. On [—], the last trading day before the date of this joint proxy statement/prospectus, Commerce Union’s common stock closed at $[—] per share. The market price of Commerce Union’s common stock will fluctuate prior to the merger. Because the exchange ratio will not be adjusted to reflect any changes in the market price of Commerce Union common stock, the market price of Commerce Union common stock issued in the merger may be higher or lower than the value of such shares on earlier dates. If the value of Commerce Union common stock declines prior to completion of the merger, the value of the shares to be received by Reliant’s shareholders will decrease.

Q:	If my shares are held in an individual retirement account, or “IRA,” how will my shares be voted?

A:	The custodian of your IRA will vote your shares on the proposals to approve the merger agreement, to authorize adjournment, and, if you are a Commerce Union shareholder, to approve the amended and restated stock option plan, in accordance with the terms of your account agreement. You should contact your IRA custodian with any questions about the terms of your account agreement.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	NO. Your broker will not vote your shares on the proposals to approve the merger agreement, to authorize adjournment, or, if you are a Commerce Union shareholder, to approve the amended and restated stock option plan, unless you provide instructions on how to vote. You should instruct your broker how to vote your shares following the directions your broker provides. Failure to instruct your broker how to vote your shares on the proposal to approve the merger agreement will be the equivalent of voting against the merger agreement. Failure to instruct your broker how to vote your shares on the proposal to authorize adjournment and, if you are a Commerce Union shareholder, to approve the amended and restated stock option plan, will result in your shares not being counted as a vote “for” or “against” the proposals and not being counted in determining the number of votes cast on the proposals.

Q:	Will Reliant shareholders be taxed on Commerce Union common stock that they receive in exchange for their Reliant shares?

A:

If the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code as we expect, then Reliant shareholders generally will not recognize any gain or loss on the exchange of their shares of Reliant common stock for shares of Commerce Union common stock. However, if any Reliant shareholder receives cash for either fractional shares or dissenting shares, as the case may be, such exchange generally will be treated as a taxable transaction causing such Reliant shareholder to recognize gain or loss on the exchange. Also, if the merger does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, Reliant shareholders would recognize gain or loss in an amount equal to the difference between the fair market value of the Commerce Union common stock and any other consideration they receive for their shares of Reliant common stock and their respective adjusted tax bases in the shares of Reliant common stock exchanged in connection with the merger. Butler Snow LLP has issued a tax opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, the receipt of such tax opinion is not a condition to the completion of the merger under the terms of the merger agreement. See “Important Federal Income Tax Consequences” beginning on page 84.

Q:	What should I do now?

A:	After you have carefully read this document, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy in the accompanying pre-addressed postage-paid envelope so that your shares will be represented at the applicable special shareholders’ meeting. Commerce Union shareholders may also vote by internet, email, telephone, or fax by following the instructions on the enclosed proxy card.

Q:	Should I send in my stock certificates now?

A:	NO. You should not send in your stock certificates at this time. Shortly after the effective time of the merger, the exchange agent will send all Reliant shareholders written instructions for exchanging Reliant stock certificates for Commerce Union stock.

Q:	When do you expect to complete the merger?

A:	We presently expect to complete the merger before the end of the fourth quarter of 2014. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of both the Commerce Union and Reliant shareholders at their respective special shareholder’s meeting and the necessary regulatory approvals.

Q:	Do I have any dissenters’ rights in connection with the merger?

A:	Yes, if you are a Reliant shareholder. Under Tennessee law, Reliant shareholders have dissenters’ rights, and if you follow the procedures under Tennessee law, you may dissent from the merger and receive the fair value of your Reliant common stock. To perfect your dissenters’ rights, you must follow precisely the required statutory procedures. To the extent you are successful in pursuing your dissenters’ rights, you will be paid cash for your Reliant common stock, and such cash payment may be taxable income to you. Please carefully review the information under the heading “Reliant Dissenters’ Rights” beginning on page 53.

Q:	Whom should I call with questions about the merger?

A:	Commerce Union shareholders should call Ron DeBerry, President and Chief Executive Officer, at (615) 384-3357. Reliant shareholders should call DeVan D. Ard, Jr., President and Chief Executive Officer, at (615) 221-2020.

SUMMARY

This summary highlights material information regarding the merger and the special shareholders’ meetings contained later in this joint proxy statement/prospectus. This summary does not contain all of the information that may be important to you and we urge you to carefully read this entire document carefully, including the exhibits and enclosures, to better understand the merger and its potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page 132 for Commerce Union and page 186 for Reliant)

Commerce Union Bancshares, Inc.

701 South Main Street

Springfield, Tennessee 37172

(615) 384-3357

Attention: Ron DeBerry, President and Chief Executive Officer

Commerce Union is a Tennessee corporation registered as a bank holding company with the Federal Reserve Board. Commerce Union engages in a general banking business through its subsidiary, Commerce Union Bank, a Tennessee state bank, which began operations in August 2006. The executive offices of Commerce Union and Commerce Union Bank are located in Springfield, Tennessee. Commerce Union Bank operates three full-service banking offices in Springfield and Gallatin, Tennessee, in addition to a loan production office in Bellevue, Tennessee.

Reliant Bank

1736 Carothers Parkway, Suite 100

Brentwood, Tennessee 37027

(615) 221-2020

Attention: DeVan D. Ard, Jr., President and Chief Executive Officer

Reliant Bank is a Tennessee-chartered state bank, established in 2006. Reliant operates four full-service banking offices in Brentwood (two), Franklin, and Nashville, Tennessee. Additionally, Reliant operates seven mortgage loan production offices in Brentwood, Hendersonville, and Murfreesboro, Tennessee, and in Louisville, Kentucky, Reynoldsburg, Ohio, Schaumburg, Illinois, and Timonium, Maryland.

The Merger (page 56)

Under the terms of the merger agreement, Reliant will merge with and into Commerce Union Bank, with Commerce Union Bank being the surviving bank. Both Commerce Union and Commerce Union Bank will continue their existence under Tennessee law, while Reliant will cease to exist. The merger agreement is attached as Appendix A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

What Reliant Shareholders Will Receive in the Merger (page 81)

If the merger is completed, each share of Reliant common stock will be converted into the right to receive 1.0213 shares of Commerce Union common stock, and each option to purchase a share of Reliant common stock will be converted into an option to purchase a share of Commerce Union common stock multiplied by 1.0213, and the exercise price will become the exercise price of such option divided by the 1.0213. Options to acquire Reliant common stock that are considered “qualified” options will be converted into qualified options of Commerce Union common stock and options to purchase Reliant stock that are not “qualified” will be converted into non-qualified options to acquire Commerce Union common stock.

Fractional Shares (page 81)

Commerce Union will not issue fractional shares of its common stock in connection with the merger. Instead, Commerce Union will pay to each former Reliant shareholder who would otherwise be entitled to receive a fractional share an amount in cash determined by multiplying the fractional share by either (i) the average of the daily high bid and low ask quotations for a share of Commerce Union common stock as reported on the OTCQB market place maintained for the consecutive 20 trading days ending on and including the tenth day prior to the closing date of the merger transaction, or (ii) if no bid or ask quotations are available, the price of the last reported trade before the closing date.

Regulatory Approvals (page 83)

Because the merger qualifies as a “waiver transaction” under the applicable rules and regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), we are not required to file a formal merger application with the Federal Reserve and must only make a notice filing with the Federal Reserve with respect to the merger. However, in order to consummate the merger of Reliant with and into Commerce Union Bank, we must obtain approval from the Federal Reserve and the Tennessee Department of Financial Institutions (“TDFI”).

On July 31, 2014, Commerce Union Bank filed an Interagency Bank Merger Act Application simultaneously with the TDFI and the Federal Reserve for approval to merge with Reliant. On August 7, 2014, the Federal Reserve informed Commerce Union Bank that the agency would not be able to provide a final approval of the merger application until after the agency completed a previously-scheduled, routine compliance examination of Reliant. On August 12, 2014, the Federal Reserve granted a request from Commerce Union Bank to convert the application into a “pre-filing” application as of August 4, 2014. On August 12, 2014, Commerce Union Bank requested that the TDFI hold the merger application until such time as Commerce Union notified the TDFI that a final merger application has been filed with the Federal Reserve. By letter dated August 14, 2014, the TDFI granted Commerce Union Bank’s request to hold the merger application in pending status.

On December 23, 2014, Commerce Union Bank filed the merger application with the Federal Reserve, and at the same time, it requested that the TDFI resume its review of the merger application. Commerce Union knows of no reason why either regulatory application would not be approved.

Commerce Union’s Special Shareholders’ Meeting (page 48)

Commerce Union will hold its special shareholders’ meeting on [—] 2015, at [—].m., local time at Springfield Baptist Church, 400 North Main Street, Springfield, Tennessee 37172.

Commerce Union’s Record Date and Voting (page 49)

If you owned shares of Commerce Union common stock at the close of business on [—], the record date for the Commerce Union special shareholders’ meeting, you are entitled to vote on the proposals to approve the merger agreement, to approve the amended and restated stock option plan, and to authorize adjournment, as well as any other matters considered at the special shareholders’ meeting. On the record date, there were [—] shares of Commerce Union common stock outstanding. You will have one vote at the meeting for each share of Commerce Union common stock you owned on the record date. The affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock is required to approve the merger agreement. The affirmative vote of a majority of shares of Commerce Union common stock present in person or by proxy and entitled to vote on the matter at the Commerce Union special shareholders’ meeting is required to approve the amended and restated stock option plan and the proposal to authorize adjournment. As of December 31, 2014, Commerce Union’s current directors and executive officers beneficially owned approximately 16.92% of the outstanding shares of Commerce Union’s common stock. Each of Commerce Union’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Commerce Union common stock in favor of the merger agreement.

Reliant’s Special Shareholders’ Meeting (page 48)

Reliant will hold its special shareholders’ meeting on [—] 2015, at [—].m., local time at the Reliant main office at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027.

Reliant’s Record Date and Voting (page 49)

If you owned shares of Reliant common stock at the close of business on [—], 2015, the record date for the Reliant special shareholders’ meeting, you are entitled to vote on the proposals to approve the merger agreement and to authorize adjournment, as well as any other matters considered at the special shareholders’ meeting. On the record date, there were [—] shares of Reliant common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of a majority of Reliant’s outstanding shares of common stock is required to approve the merger agreement. The affirmative vote of a majority of shares of Reliant common stock present in person or by proxy and entitled to vote on the matter at the Reliant special shareholders’ meeting is required to approve the proposal to authorize adjournment. As of December 31, 2014, Reliant’s directors and executive officers and their affiliates beneficially owned approximately 21.15% of the outstanding shares of Reliant common stock. Each of Reliant’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Reliant common stock in favor of the merger agreement.

Commerce Union’s Board of Directors Unanimously Recommends that Commerce Union Shareholders Vote “FOR” the Approval of the Merger Agreement (page 71)

Commerce Union’s board of directors has determined that the merger and the merger agreement are advisable and in the best interests of Commerce Union and its shareholders and has unanimously approved the merger agreement. Commerce Union’s board of directors unanimously recommends that Commerce Union shareholders vote “FOR” the approval of the merger agreement. For the factors considered by Commerce Union’s board of directors in reaching its decision to approve the merger agreement, see “Proposal No. 1—The Merger—Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors.”

Reliant’s Board of Directors Unanimously Recommends that Reliant Shareholders Vote “FOR” the Approval of the Merger Agreement (page 62)

Reliant’s board of directors has determined that the merger and the merger agreement are advisable and in the best interests of Reliant and its shareholders and has adopted the merger agreement. Reliant’s board of directors recommends that Reliant shareholders vote “FOR” the approval of the merger agreement. For the factors considered by Reliant’s board of directors in reaching its decision to adopt the merger agreement, see “Proposal No. 1—The Merger—Reliant’s Reasons for the Merger; Recommendation of the Reliant Board of Directors.”

Interests of Directors and Officers of Reliant that Differ from Your Interests (page 91)

When considering whether to approve the merger agreement, you should be aware that some directors and officers of Reliant have interests in the merger that differ from the interests of other Reliant shareholders, including the following:

•	Following the merger, Commerce Union will, subject to certain exceptions, generally indemnify and provide liability insurance to the current directors and officers of Reliant;

•	Following the merger, Commerce Union’s board of directors will appoint five individuals currently serving as members of Reliant’s board of directors to serve on the Commerce Union board and seven individuals currently serving as members of Reliant’s board of directors to serve on the Commerce Union Bank board. Certain members of both boards will resign and the size of the Commerce Union Bank board will be adjusted as necessary to accommodate the resignations and appointments. The five members to be appointed to Commerce Union’s board of directors are expected to be Homayoun Aminmadani, DeVan D. Ard, Jr., Farzin Ferdowsi, Darrell Freeman, Sr., and James R. Kelley. The seven members to be appointed to Commerce Union Bank’s board of directors are expected to be Messrs. Aminmadani, Ard, Ferdowsi, Freeman, and Kelley, as well as Robert Faber and Andrew G. Higgins. Each of these directors will serve as members of the Commerce Union and/or Commerce Union Bank board of directors, as applicable, until they are submitted for election by the sole shareholder of Commerce Union Bank or the shareholders of Commerce Union at their next annual meetings. For participation on the Commerce Union Bank board, these directors, other than Mr. Ard, will receive an annual retainer and fees for meeting attendance. Currently, Commerce Union Bank directors receive an annual retainer of $6,000 and fees equal to $150 for each board meeting attended and $300 for each committee meeting attended. Mr. Ferdowsi will serve as the chairman of the Commerce Union Bank board and will receive an additional annual retainer for serving in such position. Currently, the chairman of the Commerce Union Bank board receives an additional annual retainer of $1,500.

•	Following the merger, Mr. Ard, who is currently a director, the president and the chief executive officer of Reliant, will serve as the president of Commerce Union and will replace Ron DeBerry as the president and chief executive officer of Commerce Union Bank. Additionally, Dan Dellinger, who is currently a director, an executive vice president and the chief operating officer of Reliant, will become the chief financial officer of Commerce Union and Commerce Union Bank, Gene Whittle, who is currently an executive vice president and the chief credit officer of Reliant, will become an executive vice president and the chief credit officer of Commerce Union Bank, and John R. Wilson, who is currently a director, an executive vice president and the chief loan officer of Reliant, will become an executive vice president and the chief loan officer of Commerce Union Bank. Each of Messrs. Ard, Dellinger, Whittle, and Wilson will enter into employment agreements with Commerce Union and/or Commerce Union Bank immediately following the merger in connection with such positions.

•	Following the merger, Commerce Union and/or Commerce Union Bank will furnish to those employees of Reliant who become employees of Commerce Union and/or Commerce Union Bank, including any officers of Reliant who become officers or employees of Commerce Union and/or Commerce Union Bank, compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to similarly situated employees of Commerce Union and/or Commerce Union Bank as of such time.

•	Pursuant to the merger, each outstanding option to purchase shares of Reliant common stock, whether vested or unvested immediately prior to the effective time of the merger, will be automatically cancelled and converted into an option to purchase that number of shares of Commerce Union common stock equal to the number of shares of Reliant common stock issuable upon the exercise of the option immediately prior to the effective time of the merger multiplied by the exchange ratio, as further described herein. See “Proposal No. 1—The Merger—Merger Consideration and Fractional Shares” for a discussion of this treatment. Additionally, the merger agreement provides that both Commerce Union and Reliant will extend for an additional three years the terms of their respective non-qualified stock options. The non-qualified options to purchase Reliant stock are held by the members of the board of directors of Reliant.

The Reliant board of directors was aware of these interests and other consideration and considered them before approving and adopting the merger agreement.

Interests of Directors and Officers of Commerce Union that Differ from Your Interests (page 94)

When considering whether to approve the merger agreement, you should be aware that some directors and officers of Commerce Union have interests in the merger that differ from the interests of other Commerce Union shareholders, including the following:

•	Following the merger, Scott Bagwell, Paula DeBerry, Ron DeBerry, and Rick Murray, all of whom are currently officers of Commerce Union Bank, will enter into new employment agreements with Commerce Union and/or Commerce Union Bank. See “Proposal No.1—The Merger— Interests of Employees and Directors of Commerce Union the Merger” for a discussion of these employment agreements.

•	In connection with the merger, Jane Ellis Bellar, Gwendolous Verdella Martin, Nancy Jo Martin, William Robert McKinney, Jr., Leland Gray Scott, and Marvin Leroy Smith, III will resign from the board of directors of Commerce Union. Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will also resign from the board of directors of Commerce Union Bank. In connection with their resignations from the board of directors of both Commerce Union and Commerce Union Bank, each of Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will receive a severance payment in the amount of $10,000. See “Proposal No.1—The Merger— Interests of Employees and Directors of Commerce Union the Merger” for a discussion of the agreements pursuant to which these payments will be made.

•	The merger agreement provides that both Commerce Union and Reliant will extend for an additional three years the terms of their respective non-qualified stock options. The non-qualified options to purchase Commerce Union stock are held by certain members of the board of directors of Commerce Union.

For a complete list of the executive officers and directors of Commerce Union and Commerce Union Bank, see “Board of Directors and Management of Commerce Union after the Merger” on page 90.

Emerging Growth Company (page 39)

After filing the registration statement, Commerce Union will be subject to periodic reporting requirements under the Exchange Act. We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. One of the benefits of emerging growth company status is an exemption from the requirement of having its auditor attest to, and report on, management’s assessment of its internal controls over financial reporting. In addition, if a new or revised financial accounting standard applicable to both public and private companies requires public companies to adopt such new or revised standard sooner than private companies are required to adopt such standard, the JOBS Act permits emerging growth companies to delay complying with such new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. In addition, while Commerce Union is an emerging growth company, it will be subject to reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and it will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. These and other exemptions would be lost if Commerce Union ceased to qualify as an “emerging growth company” by, among other things, having in excess of $1 billion in annual revenues.

Listing of Commerce Union Common Stock (Page [—])

Commerce Union has applied to list its shares of common stock on The NASDAQ Stock Market LLC; however, Commerce Union’s common stock may not become listed on NASDAQ or any other exchange. See, “Trading Market for Our Common Stock; NASDAQ Application.”

Federal Income Tax Consequences (page 84)

Commerce Union has received the opinion of Butler Snow LLP that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code and that Reliant shareholders generally will not recognize any gain or loss on the exchange of their shares of Reliant common stock for shares of Commerce Union common stock. Reliant shareholders, however, will be taxed on any cash they receive in exchange for any fractional shares of Commerce Union common stock. Shareholders of Commerce Union common stock should have no direct income tax consequences as a result of the merger. Tax matters are complicated and the tax consequences of the merger may vary among Reliant shareholders, so we urge each Reliant shareholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Comparative Rights of Shareholders (page [—])

The rights of Reliant’s shareholders are currently governed by Tennessee corporate law and Reliant’s charter and bylaws. The rights of Commerce Union’s shareholders are currently governed by Tennessee corporate law and Commerce Union’s charter and bylaws. Upon consummation of the merger, the shareholders of Reliant will become shareholders of Commerce Union, and Tennessee law, as well as the charter and bylaws of Commerce Union, will govern their rights. Commerce Union’s charter and bylaws differ somewhat from those of Reliant with respect to the process for removing directors, nominating director candidates, calling special meetings of shareholders, and amending the charter and bylaws. The different shareholder rights are explained more fully in “Comparative Rights of Shareholders” on page 114.

Termination of the Merger Agreement and Termination Fee (page [—])

Commerce Union and Reliant have each agreed to pay the other a termination fee of $1,250,000 if the transaction is terminated because the respective party decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of either Reliant or Commerce Union from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay.

Accounting Treatment (page 107)

For accounting purposes, Reliant is considered to be acquiring Commerce Union in this transaction. As a result, the historical financial statements of the combined company will be the historical financial statements of Reliant following the completion of the merger. The merger will be effected by the issuance of shares of Commerce Union stock to Reliant shareholders. The assets and liabilities of Commerce Union as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of Reliant. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Commerce Union will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill, the goodwill resulting from the merger will not be amortized to expense but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value, and a charge would be made to earnings. Customer related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

In periods following the completion of the merger, the comparative historical financial statements of Commerce Union will be those of Reliant prior to the merger. These financial statements will reflect the results attributable to the acquired operations of Commerce Union, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 16 of this document.

Dividends (page 108)

The ability of Commerce Union to pay dividends is highly dependent on Commerce Union Bank’s ability to pay dividends. The likelihood of Commerce Union declaring dividends to its shareholders is contingent on the anticipated growth and capital preservation strategy to maintain a strong capital level for both Commerce Union and Commerce Union Bank. As a result, Commerce Union cannot project or guarantee when dividends will be declared in the future.

Resale of Commerce Union Common Stock (page 83)

The shares of Commerce Union common stock to be issued to the shareholders of Reliant in connection with the merger will be freely tradable by such shareholders, except that if any Reliant shareholders are deemed to be affiliates of Commerce Union, they must abide by certain transfer restrictions under the Securities Act of 1933, as amended (the “Securities Act”).

Dissenters’ Rights (page 84)

Under Tennessee law, Reliant shareholders will be entitled to dissent from the merger and to obtain payment in cash for the fair value of his or her shares of Reliant common stock. Set forth below is a summary of the procedures that must be followed by the Reliant shareholders in order to exercise dissenters’ rights. The full text of the applicable Tennessee statutes is attached to this joint proxy statement/prospectus as Appendix B.

A Reliant record holder who wishes to assert dissenters’ rights (i) must deliver to Reliant, before the vote on the merger agreement is taken, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated and (ii) must not vote his or her shares in favor of the merger agreement. If the merger is approved at the Reliant special shareholders’ meeting, Reliant will deliver, no later than 10 days after the date that the merger is completed, a written dissenters’ notice to all Reliant shareholders who satisfied the two requirements set forth above. The written dissenters’ notice will state where the payment demand must be sent and where and when stock certificates must be deposited and will set a date by which Reliant must receive the payment demand, which date will not be less than one nor more than two months after the written dissenters’ notice is delivered. A dissenting shareholder who does not demand payment or deposit his or her share certificate as required by the dissenters’ notice will not be entitled to payment for his or her shares, and such shareholder’s shares of Reliant stock will be converted into the right to receive the merger consideration in connection with the merger.

Within 10 days of the later of the date of the merger or receipt of a payment demand, Reliant will, by written notice, offer to pay to each dissenting shareholder who properly demanded payment the amount Reliant estimates to be the fair value of his or her shares, plus accrued interest. If the shareholder believes that the amount offered is less than the fair value of his or her shares or that the interest is incorrectly calculated, the shareholder may notify Reliant in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due and demand payment of his or her estimate. If a demand for payment remains unsettled, Reliant will commence a court proceeding to determine the fair value of the shares and the accrued interest.

Exercise of dissenters’ rights by Reliant shareholders will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF COMMERCE UNION

The following selected historical consolidated financial data as of and for the twelve months ended December 31, 2013 and 2012, is derived from the audited consolidated financial statements of Commerce Union Bancshares, Inc. The following selected historical consolidated financial data as of and for the nine months ended September 30, 2014, and 2013, is derived from the unaudited consolidated financial statements of Commerce Union Bancshares, Inc.and has been prepared on the same basis as the selected historical consolidated financial data derived from the audited consolidated financial statements and, in the opinion of Commerce Union’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for those dates.

The results of operations as of and for the nine months ended September 30, 2014, are not necessarily indicative of the results that may be expected for the twelve months ending December 31, 2014, or any future period. You should read the following selected historical consolidated financial data in conjunction with Commerce Union’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, audited consolidated financial statements and accompanying notes for the twelve months ended December 31, 2013, and unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2014, each of which are included elsewhere in this joint proxy statement/prospectus.

(amounts are in thousands, except ratios, per share data, banking locations and full-time equivalent employees)

	(unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
SUMMARY OF OPERATIONS:
Total interest income	$9,130	8,270	11,141	10,651
Total interest expense	1,301	1,315	1,745	2,123
Net interest income	7,829	6,955	9,396	8,528
Provision for loan losses	460	295	522	679
Net interest income after provision for loan losses	7,369	6,660	8,874	7,849
Non-interest income	961	814	1,054	1,012
Non-interest expense	6,045	5,208	7,023	6,706
Income before income taxes	2,285	2,266	2,905	2,155
Income tax expense	958	797	1,007	649
Net income	1,327	1,469	1,898	1,506
Net income available to common shareholders	1,327	1,469	1,898	1,506

PER COMMON SHARE DATA:
Basic earnings per share	$.43	.48	.62	.49
Diluted earnings per share	$.43	.48	.62	.49
Common equity per common share outstanding	$11.65	11.48	11.10	10.82
Dividends per common share	—	—	.20	.15
Preferred shares outstanding	—	—	—	—
Actual common shares outstanding	3,068,830	3,062,358	3,062,358	3,062,358
Weighted average common shares outstanding	3,067,834	3,062,358	3,062,358	3,062,358
Diluted weighted average common shares outstanding	3,112,767	3,062,358	3,062,358	3,062,258

	(unaudited) Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012

BALANCE SHEET DATA:
Assets	$278,846	239,532	253,155	231,866
Loans held for sale	—	—	—	—
Loans, net of unearned income	237,249	204,173	213,208	186,233
Allowance for loan losses	3,328	2,784	2,868	2,517
Total securities	27,142	22,805	24,293	29,187
Total deposits	218,432	186,301	197,043	178,544
Federal Home Loan Bank advances	23,624	17,811	20,320	19,310
Common shareholders’ equity	35,739	34,249	33,987	33,148
Total shareholders’ equity	35,739	34,249	33,987	33,148
Average total assets	266,427	231,985	235,429	220,914
Average loans	224,545	194,316	198,318	171,951
Average interest earning assets	253,031	221,418	224,904	207,821
Average deposits	207,800	178,132	181,645	167,528
Average interest bearing deposits	180,393	150,661	153,523	140,653
Average interest bearing liabilities	203,467	170,174	173,117	160,601
Average total shareholders’ equity	34,909	33,664	33,568	33,009

SELECTED FINANCIAL RATIOS:
(ratios are annualized where applicable)
Return on average assets	.66%	.84	.81	.68
Return on average equity	5.07%	5.82	5.65	4.56
Average equity to average total assets	13.10%	14.51	14.26	14.94
Dividend payout	—%	—	32.27	30.54
Efficiency ratio (1)	68.77%	67.04	67.21	70.29
Net interest margin (2)	4.21%	4.25	4.24	4.17
Net interest spread (3)	4.05%	4.02	4.01	3.87

CAPITAL RATIOS: (5)
Tier 1 leverage ratio	12.6%	14.3	13.6	14.2
Tier 1 risk-based capital	14.8%	16.8	15.9	17.3
Total risk-based capital	16.0%	18.0	17.1	18.5

ASSET QUALITY RATIOS:
(ratios are annualized where applicable)
Net charge-offs to average loans	—%	.01	.09	.20
Allowance to period end loans (4)	1.40%	1.36	1.35	1.35
Allowance for loan losses to non-performing loans	189.41%	214.32	220.62	189.53
Non-performing assets to total assets	.63%	.75	.57	1.28

OTHER DATA:
Banking locations	3	3	3	3
Loan production offices	1	1	1	1
Full-time equivalent employees	47	46	46	44

(1)	Efficiency ratio is non-interest expense divided by the sum of net interest income before the provision for loan losses plus non-interest income.
(2)	Net interest margin is net interest income (annualized for interim periods) divided by total average earning assets.

(3)	Net interest spread is the difference between the average yield on interest earning assets and the average yield on interest bearing liabilities.
(4)	Period end loans exclude loans held for sale and exclude deferred fees and costs.
(5)	Capital ratios calculated on bank-only data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RELIANT BANK

In the following section, the term “bank” means “Reliant Bank.” The following selected historical consolidated financial data as of and for the nine month periods ended September 30, 2014 and 2013 is derived from the unaudited consolidated financial statements of the bank. The historical consolidated financial data as of and for the years ended December 31, 2013 and 2012 is derived from the audited consolidated financial statements of the bank.

(amounts are in thousands, except ratios, per share data, banking locations and FTEs)

	(Unaudited)
	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012
SUMMARY OF OPERATIONS
Total interest income	$12,722	$12,661	$16,935	$17,230
Total interest expense	1,220	1,449	1,884	2,705
Net interest income	11,502	11,212	15,051	14,525
Provision for loan losses	(1,250)	—	(350)	1,350
Net interest income after provision for loan losses	12,752	11,212	15,401	13,175
Non-interest income	2,130	2,190	2,927	2,266
Non-interest expense	11,864	10,170	13,898	12,573
Income before income taxes	3,018	3,232	4,430	2,868
Income tax expense	1,432	1,311	1,741	1,239
Consolidated net income	1,586	1,921	2,689	1,629
Noncontrolling interest in net loss of subsidiary	1,327	446	549	565
Net income	2,913	2,367	3,238	2,194

SHARE AND PER COMMON SHARE DATA:
Basic earnings per share	$0.74	$0.61	$0.83	$0.59
Diluted earnings per share	0.73	0.60	0.83	0.59
Common equity per common share outstanding	11.01	9.97	9.97	9.80
Tangible book value per share	10.71	9.64	9.65	9.45
Dividends per common share	—	—	0.20	—
Preferred shares outstanding	—	—	—	—
Actual common shares outstanding	3,910	3,911	3,910	3,911
Weighted average common shares outstanding	3,910	3,911	3,911	3,702
Diluted weighted average common shares outstanding	3,965	3,914	3,915	3,703

BALANCE SHEET DATA:
Assets	$451,437	$388,339	$384,575	$384,724
Mortgage loans held for sale	38,975	5,725	2,680	9,197
Loans	294,003	284,062	277,770	276,218
Allowance for loan losses	7,550	8,566	8,530	7,760
Total securities	77,780	66,421	69,462	37,351
Total deposits	347,544	311,652	289,801	330,311
Federal Home Loan Bank advances	60,000	37,000	55,000	15,000
Other borrowed funds	781	641	739	1,027
Preferred shareholders’ equity	—		—	—
Common shareholders’ equity	43,042	38,993	38,982	38,325
Total shareholders’ equity	43,042	38,993	38,982	38,325

	(Unaudited)
	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012
BALANCE SHEET DATA (Continued):
Average total assets	$409,636	$374,008	$375,333	$356,171
Average gross loans, excluding loans held for sale	291,262	279,060	278,922	281,601
Average interest-earning assets	395,272	362,865	364,271	341,970
Average deposits	315,455	311,667	308,197	303,653
Average interest-bearing deposits	271,550	274,031	270,082	269,788
Average interest-bearing liabilities	324,022	297,458	298,222	285,285
Average total shareholders’ equity	40,972	38,507	38,711	36,034

SELECTED FINANCIAL RATIOS:
Return on average assets	0.95%	0.85%	0.86%	0.62%
Return on average equity	9.51	8.22	8.36	6.09
Average equity to average total assets	10.00	10.30	10.32	10.12
Dividend payout (% of par)	—	—	20.00	—
Efficiency ratio	85.83	75.60	76.83	76.86
Net interest margin	3.99	4.18	4.20	4.26
Net interest spread	3.90	4.07	4.08	4.10

CAPITAL RATIOS:
Tier 1 leverage ratio	9.63%	10.22%	10.26%	9.87%
Tier 1 risk-based capital	12.54	12.37	12.66	11.67
Total risk-based capital	13.81	13.64	13.93	12.94

ASSET QUALITY RATIOS:
Net charge-offs to average loans	-0.12%	-0.38%	-0.40%	1.18%
Allowance to period end loans	2.50	2.92	2.98	2.73
Allowance for loan losses to non-performing loans	263.99	286.97	238.94	85.22
Non-performing assets to total assets	0.90	1.13	1.29	2.75

OTHER DATA:
Banking locations	4	4	4	4
Loan production offices	7	3	3	3
Full-time equivalent employees	130	89	84	83

Table Assumptions—Our efficiency ratio is calculated as non-interest expense divided by the sum of net interest income on a fully tax equivalent basis plus non-interest income excluding gains and losses on the sale of securities and real estate. Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period. Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and accompanying notes show the impact on the historical financial conditions and results of operations of Commerce Union and Reliant and have been prepared to illustrate the effects of the merger under the acquisition method of accounting. See “Proposal No. 1—The Merger” on page 56.

The unaudited pro forma combined consolidated balance sheet as of September 30, 2014, is presented as if the merger had occurred on September 30, 2014. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2013, and the nine months ended September 30, 2014, are presented as if the merger had occurred on January 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The selected unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined consolidated financial statements;

•	Commerce Union’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included elsewhere in this joint proxy statement/prospectus;

•	Reliant’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included elsewhere in this joint proxy statement/prospectus;

•	Commerce Union’s unaudited condensed consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014, included elsewhere in this joint proxy statement/prospectus;

•	Reliant’s unaudited consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014, included elsewhere in this joint proxy statement/prospectus; and

•	other information pertaining to Commerce Union and Reliant included in this joint proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Balance Sheet

September 30, 2014

(in thousands)

	Reliant September 30, 2014 As Reported	Commerce Union September 30, 2014 As Reported	Pro Forma Adjustments, Net		Pro Forma September 30, 2014 Combined
Assets:
Cash and cash equivalents	$15,136	$4,079	$(1,404)	f	$17,811
Investment securities available-for-sale, fair value	54,819	27,142	—		81,961
Investment securities held-to-maturity, amortized cost	22,961	—	—		22,961
Loans held for sale	38,975	—	—		38,975
Loans	301,553	237,249	(4,571)	a,c	534,231
Allowance for loan losses	(7,550)	(3,328)	3,328	c	(7,550)

Net loans	294,003	233,921	(1,243)		526,681
Bank premises and equipment, net	3,338	4,651	1,034	d	9,023
Other real estate owned	1,224	—	—		1,224
Goodwill	773	—	2,656	e	3,429
Deferred tax asset, net	1,055	833	428	b	2,316
Bank owned life insurance	11,262	4,107	—		15,369
Core deposit intangibles	371	—	1,570	a	1,941
Prepaid and other assets	7,520	4,113	(465)	i	11,168

Total Assets	$451,437	$278,846	$2,576		$732,859

Liabilities and Shareholders’ Equity:
Liabilities:
Deposits—noninterest-bearing	$53,243	$29,868	$—		$83,111
Deposits—interest-bearing	294,301	188,564	479	a	483,344

Total deposits	347,544	218,432	479		566,455
Securities sold under repurchase agreements	—	375	—		375
Other borrowings	60,000	23,624	178	a	83,802
Payables and other liabilities	851	676	—		1,527

Total liabilities	408,395	243,107	657		652,159
Shareholders’ Equity:
Preferred Stock	—	—	—		—
Common Stock	3,910	3,069	83	g,h	7,062
Additional paid in capital	38,944	31,672	3,588	g,h,i	74,204
Retained earnings (deficit)	701	406	(1,160)	b,f,g	(53)
Accumulated other comprehensive income (loss)	(513)	592	(592)	g	(513)

Total shareholders’ equity	43,042	35,739	1,919		80,700

Total Liabilities and Shareholders’ Equity	$451,437	$278,846	$2,576		$732,859

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information.

Unaudited Pro Forma Combined Consolidated Statement of Income

For the Nine Month Period Ended September 30, 2014

(in thousands, except per share data)

	Reliant September 30, 2014 As Reported	Commerce Union September 30, 2014 As Reported	Pro Forma Adjustments	Pro Forma September 30, 2014 Combined
Interest income:
Loans, including fees	$11,340	$8,489	$214	$20,043
Investment securities	1,258	565	—	1,823
Federal funds sold and other	124	76	—	200

Total interest income	12,722	9,130	214	22,066

Interest expense:
Deposits	954	1,025	(122)	1,857
Other borrowings	266	276	(44)	498

Total interest expense	1,220	1,301	(166)	2,355
Net interest income	11,502	7,829	380	19,711
Provision for loan losses	(1,250)	460	—	(790)

Net interest income after loan loss provision	12,752	7,369	380	20,501

Non-interest income:
Service charges on deposit accounts and other fees	446	483	—	929
Secondary market loan origination fees	1,274	142	—	1,416
Gain on sale of investment securities, net	116	—	—	116
Other	294	336	—	630

Total non-interest income	2,130	961	—	3,091

Non-interest expense:
Salaries and employee benefits	7,102	3,368	—	10,470
Occupancy and equipment	1,938	532	33	2,503
All other expenses	2,824	2,145	139	5,108

Total non-interest expense	11,864	6,045	172	18,081

Income before income tax expense:	3,018	2,285	208	5,511
Income tax expense	1,432	958	80	2,470

Net income	1,586	1,327	128	3,041

Net loss attributable to noncontrolling interest in subsidiary	1,327	—	—	1,327

Net income available to common shareholders	$2,913	$1,327	$128	$4,368

Basic earnings available to common shareholders per share	$.74	$.43		$.62

Diluted earnings available to common shareholders per share	$.73	$.43		$.61

Weighted average common shares outstanding:
Basic	3,910,191	3,067,834		7,062,578

Diluted	3,965,060	3,112,767		7,163,549

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information.

Unaudited Pro Forma Combined Consolidated Statement of Income

For the Year Ended December 31, 2013

(in thousands, except per share data)

	Reliant December 31, 2013 As Reported	Commerce Union December 31, 2013 As Reported	Pro Forma Adjustments	Pro Forma December 31, 2013 Combined
Interest income:
Loans, including fees	$15,417	$10,366	$285	$26,068
Investment securities	1,363	673	—	2,036
Federal funds sold and other	155	102	—	257

Total interest income	16,935	11,141	285	28,361

Interest expense:
Deposits	1,587	1,351	(357)	2,581
Other borrowings	297	394	(59)	632

Total interest expense	1,884	1,745	(416)	3,213
Net interest income	15,051	9,396	701	25,148
Provision for loan losses	(350)	522	—	172

Net interest income after loan loss provision	15,401	8,874	701	24,976

Non-interest income:
Service charges on deposit accounts and other fees	589	662	—	1,251
Secondary market loan origination fees	1,896	—	—	1,896
Gain on sale of investment securities, net	31	—	—	31
Other	411	392	—	803

Total non-interest income	2,927	1,054	—	3,981

Non-interest expense:
Salaries and employee benefits	7,633	4,319	—	11,952
Occupancy and equipment	2,491	728	44	3,263
All other expenses	3,774	1,976	235	5,985

Total non-interest expense	13,898	7,023	279	21,200

Income before income tax expense	4,430	2,905	422	7,757
Income tax expense	1,741	1,007	162	2,910

Net income	2,689	1,898	260	4,847

Net loss attributable to noncontrolling interest in subsidiary	549	—	—	549

Net income available to common shareholders	$3,238	$1,898	$260	$5,396

Basic earnings available to common shareholders per share	$.83	$.62		$.76

Diluted earnings available to common shareholders per share	$.83	$.62		$.76

Weighted average common shares outstanding:
Basic	3,910,777	3,062,358		7,062,308

Diluted	3,914,614	3,062,358		7,066,227

See accompanying notes to Unaudited Pro Forma Combined Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS

(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined balance sheet as of September 30, 2014, and the unaudited pro forma combined income statements for the nine months ended September 30, 2014, and the year ended December 31, 2013, are based on the historical financial statements of Commerce Union and Reliant after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. Such financial statements do not reflect cost savings or operating synergies expected to result from the merger, or the costs to achieve these cost savings or operating synergies, any anticipated disposition of assets that may result from the integration of the operations of the two companies or any additional costs that may be incurred as a result of being a registered company. Certain historical financial information has been reclassified to conform to the current presentation.

The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. Subsequent to the completion of the merger, Commerce Union and Reliant will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company. For those assets in the combined company that will be phased out or will no longer be used, additional amortization, depreciation and possibly impairment charges will be recorded after management completes the integration plan.

The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.

Note 2—Preliminary Estimated Acquisition Consideration

Under the terms of the merger agreement, Reliant shareholders will be entitled to receive 1.0213 shares of Commerce Union common stock for each common share of Reliant. Cash will be paid only to the extent of fractional shares resulting from the exchange rate provided in the merger agreement and any Reliant shareholders that properly dissent from the merger. No significant cash will be paid to Reliant shareholders as a result of the merger. Even though Reliant shareholders will receive Commerce Union shares, for accounting purposes, Reliant has been treated as the acquirer of Commerce Union.

The Pro Forma stock ownership related to the acquisition is as follows:

	Reliant	Commerce Union	Total
Shares issued and outstanding as of September 30, 2014	3,910,191	3,068,830
Reliant conversion Ratio	1.0213	—

Pro forma shares of Commerce Union stock	3,993,478	3,068,830	7,062,308

Pro forma ownership percentages	56.55%	43.45%	100%
Potential effect of exercise of stock options	(1.05)	(1.05)	—

Pro forma ownership percentages on a fully diluted basis	55.50%	44.50%	100%

Measurement of the acquisition consideration was based on the estimated fair value of Commerce Union common stock, which was more clearly evident than the fair value of the net assets acquired. Based on the estimate of value of the shares of Commerce Union common stock outstanding as of September 30, 2014, the preliminary estimated acquisition consideration is as follows:

Acquisition Price
Common Shares outstanding	3,068,830
Multiplied by Commerce Union common stock estimated market price on September 30, 2014	$12.50

Estimated fair value of Commerce Union common stock issued (“Stock Consideration”)	$38,360,375
Preliminary fair value estimate of Commerce Union stock options	$517,000

Total Preliminary Estimated Acquisition Consideration	$38,877,375

The estimated market price of Commerce Union stock was based on a review of Commerce Union trades for the 20 trading days prior to and including September 30, 2014, which consistently remained at $12.50.

Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Commerce Union based on their estimated fair values as of the closing of the merger. The excess of the acquisition consideration over the fair value of the acquired assets and liabilities assumed, if any, is allocated to goodwill.

The allocation of the estimated acquisition consideration is preliminary because the proposed merger has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuation, and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation unaudited pro forma adjustments will remain preliminary until Reliant management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the merger and will be based on the value of the Commerce Union common stock at the closing of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma combined consolidated financial statements.

The total preliminary acquisition consideration has been allocated to Commerce Union’s tangible and intangible assets and liabilities as of September 30, 2014, based on their preliminary estimated fair values as follows:

	(In Thousands)
Total preliminary estimated acquisition consideration		$38,877
Fair value of assets assumed

Cash and cash equivalents	$3,793
Investment securities available for sale	27,142
Loans	232,678
Bank premises and equipment	5,685
Bank owned life insurance	4,107
Other real estate owned	—
Deferred tax asset	897
Other assets	4,113
Core deposits intangibles	1,570

Total fair value of assets acquired	279,985
Fair value of liabilities assumed

Deposits	(218,911)
FHLB advances and other borrowings	(24,177)
Payables and other liabilities	(676)

Total fair value of liabilities assumed	(243,764)

Net assets acquired	36,221	36,221

Excess of cost over fair value of net assets acquired-goodwill		$2,656

Identifiable intangible assets. The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is an allocation to core deposit intangibles. Based upon an independent study, an asset of $1,570 was allocated to the core deposit intangible.

Goodwill. Goodwill represents the excess of the preliminary estimated acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets are the skill sets, operations, customer base, and organizational cultures that can be leveraged to enable the combined company to build an enterprise greater than the sum of its parts. In accordance with ASC Topic 350, Intangible—Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. In the event management determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of the impairment during the period in which the determination is made.

Note 3—Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The unaudited pro forma financial information is not necessarily indicative of what the financial position actually would have been had the merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-merger periods. The unaudited pro forma financial information does not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions, or other actions that may result from the merger.

The following unaudited pro forma adjustments will result from accounting for the merger, including the determination of fair value of the assets, liabilities, and commitments which Reliant, as the acquirer, will acquire from Commerce Union. The descriptions related to these preliminary adjustments are as follows.

Balance Sheet—the explanations and descriptions below are referenced to the September 30, 2014, Unaudited Pro Forma Combined Consolidated Balance Sheet.

	PRO FORMA ADJUSTING ENTRIES (BALANCE SHEET):	Debit	Credit
a.	Loans—fair value adjustment and credit mark above allowance	$—	1,243
a.	Core deposit premium	1,570	—
a.	Deposits—interest-bearing	—	479
a.	FHLB—fair value adjustment	—	178
b.	Deferred tax assets	—	833
b.	Deferred tax assets	897	—
b.	Deferred tax assets	364	—
b.	Retained earnings	—	364
c.	Allowance for loan losses	3,328	—
c.	Loans	—	3,328
d.	Fixed assets	1,034	—
e.	Goodwill	2,656	—
f	Cash	—	1,404
f.	Retained earnings	1,404	—
g.	Retained earnings	120	—
g.	Common stock	3,069	—
g.	Additional paid in capital	31,672	—
g.	Accumulated other comprehensive income	592	—
h.	Common stock	—	3,152
h.	Additional paid in capital	—	35,725
i.	Other assets	—	465
i.	Additional paid-in capital	465	—

		$47,171	$47,171

a.	Adjustments to mark acquired assets and assumed liabilities to estimated fair market value at September 30, 2014. Management engaged a third parties to assist with valuation estimates. All such estimates are subject to change as fair value estimates are refined. Preliminary valuation adjustments are estimated as follows:

Adjustment to intangibles for a core deposit premium of $1,570.

Adjustment to loans of ($4,571) which includes a fair value component and a credit component. The estimated fair value adjustment is ($713) and the credit adjustment is estimated to be ($3,858).

Adjustment to time deposits of $479.

Adjustment to other borrowings of $178

b.	The deferred tax asset of $833 related to Commerce Union has been reversed and an adjustment has been made to record the estimated deferred tax asset of $897 related to Commerce Union’s post merger. The adjustment also includes the temporary differences resulting from the difference in the tax basis and book basis (estimated fair value) resulting from the acquisition. The components of Commerce Union’s deferred tax asset computed at 38.29% (the adjustment) are as follows:

	(In Thousands) Temporary Differences	(In Thousands) Deferred Tax Asset (Liability)	Estimated Amortization Period
Loans—credit mark	3,858	1,477	2.50 years
Loans—fair value adjustment	713	273	2.50 years
Securities—available-for-sale	(959)	(367)	5 years
Bank—premises and equipment	(1,034)	(396)	23.76 years
Organizational costs	392	150	7.5 years
FHLB—stock dividend	(10)	(4)	Indefinite
Deferred gain on sale of other real estate	141	54	1 year
Other	157	60	2 years
Core deposit intangible	(1,570)	(601)	8.50 years
Deposits—fair value adjustment	479	183	1.34 years
FHLB advances—fair value adjustment	178	68	3 years

Deferred tax asset		897

In addition, a deferred tax asset of $364 has been included for the processor termination fees to be incurred by Reliant (38.29% of the processor termination fees totaling $950).

c.	Adjustment to allowance for loan losses to reflect the reversal of Commerce Union’s allowance for loan and lease losses.

d.	Estimated fair value adjustment on net book value property held by Commerce Union.

e.	Adjustment to goodwill to reflect the preliminary estimated goodwill generated as a result of consideration paid in excess of the fair value of net assets acquired.

f.	Estimated transaction costs incurred prior to the date of the merger plus processor termination fees expected to be incurred immediately following the merger. The estimated amount to be paid by Commerce Union is approximately $1,302 and Reliant is approximately $1,980 related to investment banker, legal, accounting, appraisals, asset valuations, etc. The cost related to Reliant includes a core processor termination fee of $950. Total costs paid to through September 30, 2014 related to transaction costs are $1,016 by Commerce Union and $862 by Reliant.

g.	Adjustment to reflect the reversal of Commerce Union’s common equity.

h.	To record the acquisition consideration of $38,877.

i.	To reclass transaction costs from other assets to additional paid-in capital.

Income Statements—the explanations and descriptions below are referenced to the

Unaudited Pro Forma Combined Consolidated Statements of Income

for the nine months ended September 30, 2014, and for the year ended December 31, 2013.

Income Statements—reclassifications

Income Statements—Pro Forma Adjustments

	(in Thousands)
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Pro Forma Adjusting Entries (Income Statements)
a. Amortization expense of core deposit intangible	$(139)	$(185)
b. Preliminary estimate of loan interest accretion	214	285
c. Preliminary estimate of buildings and equipment fair value adjustment amortization	(33)	(44)
d. Preliminary estimate of time deposits fair value adjustment amortization	122	357
e. Amortization of adjustment to FHLB advances	44	59
f. Severance to directors not retained	—	(50)
g. Income tax expense of pro-forma adjustments	(80)	(162)

a.	The preliminary estimated core deposit intangible (“CDI”) is expected to approximate $1,570 and will be amortized over an 8.50 year period on a straight-line basis which is expected to produce approximately $185 of amortization expense during the first year of combined operations and approximately $139 during the first nine months following the first year of combined operations.

b.	Represents preliminary estimate of interest income accretion related to the estimate of the fair value adjustment of the loans acquired pursuant to the merger. The amount will be accreted as an increase to interest income on a pro rata basis based on the maturities of the underlying loans, which is expected to approximate 30 months. The first year of accretion is preliminarily estimated to approximate $285 and the accretion over the nine month period following the first year of combined operations is estimated to approximate $214.

c.	The building and equipment held by Commerce Union Bank will be adjusted to fair value at acquisition date. The preliminary fair value adjustment of these buildings and equipment is expected to approximate $1,034. This amount will be amortized as an increase to depreciation expense on a straight-line basis over an estimated useful life of 25 and 7 years, respectively, with a weighted average of 23.76 years for the first seven years.

d.	The time deposits acquired from Commerce Union Bank will be adjusted to fair value at the acquisition date. The preliminary estimate of the fair value adjustment at acquisition date is expected to approximate $479. This amount will be amortized as a decrease to interest expense on a pro rata basis based on the maturities of the underlying time deposits, which is estimated to be approximately ten months. The first year of amortization is preliminarily estimated to be $357 so that the amortization over the nine-month period following the first year of combined operations is estimated to be $122.

e.	Advances from the Federal Home Loan Bank held by Commerce Union Bank will be adjusted to fair value at acquisition date. The preliminary fair value adjustment of these advances is expected to approximate $178. This amount will be amortized over a three year period.

f.	Severance to directors not retained will be $10 to each director (four for Commerce Union Bank and one for Reliant Bank).

g.	Adjustment to reflect the income tax expense of the Pro Forma Combined entity using 38.29% as the incremental effective tax rate.

Note 4—Earnings per Common Share

Unaudited pro forma earnings per common share for the nine months ended September 30, 2014, and for the year ended December 31, 2013, have been calculated using Commerce Union’s historic weighted average common shares outstanding plus the common shares assumed to be issued to Reliant shareholders in the merger.

Under the terms of the merger agreement, Reliant shareholders will be entitled to receive 1.0213 shares of Commerce Union common stock for each common share of Reliant. Cash will be paid only to the extent of fractional shares resulting from the exchange rate provided in the merger agreement and any Reliant shareholders that properly dissent from the merger. No significant cash will be paid to Reliant shareholders as a result of the merger.

Each option to purchase a share of Reliant common stock will be converted into an option to purchase a share of Commerce Union common stock multiplied by the exchange ratio of one share of Reliant common stock equating to 1.0213 shares of Commerce Union common stock (the “exchange ratio”) and the exercise price will become the exercise price of such option divided by the exchange ratio.

The following table sets forth the calculation of basic and diluted unaudited pro forma earnings per common share for the nine months ended September 30, 2014, and the year ended December 31, 2013.

	Nine months Ending September 30, 2014		Year Ended December 31, 2013
	Basic	Diluted	Basic	Diluted
Pro forma net income available to common shareholders	$4,368	$4,368	$5,396	$5,396
Weighted average common shares outstanding:
Commerce Union	3,068,830	3,113,763	3,068,830	3,068,830
Common shares issued to Reliant shareholders	3,993,748	3,993,748	3,993,478	3,993,478
Dilutive effect of Reliant stock option conversion (1)	—	56,038	—	3,919

Pro forma	7,062,578	7,163,549	7,062,308	7,066,227

Pro forma net income per common share	$.62	$.61	$.76	$.76

(1)	Reliant employee stock options convert to Commerce Union stock options upon the closing of the merger.

Note 5—Preliminary Unaudited Pro Form Regulatory Capital Ratios

The unaudited pro forma regulatory capital ratios shown below are not necessarily indicative of what the financial capital ratios actually would have been had the merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The capital ratios shown herein are estimates and are not necessarily indicative of what the past capital ratios of the combined companies would have been, nor necessarily indicative of the capital ratios of the post-merger periods.

Average assets and risk weighted assets, for purposes of calculating regulatory capital ratios, have been estimated by using those averages and risk weighted assets as filed on bank regulatory reports for the third quarter of 2014, adjusted by the pro forma adjustments. Any of those adjustments that are disallowed, have been reflected in average assets, risk weighted assets, and total capital accordingly. Bank regulators limit the amount of deferred tax assets that can be included in regulatory capital, to the amount that can be realized form a loss carryback, plus the lessor of 10% of capital or the amount that can be realized in the next 12 months. For purpose of the pro forma capital ratios, the amount has been limited to federal income taxes paid in 2013 and 2012, plus the amount that will be realized based on pro forma pretax income as presented. The following information reflects the unaudited adjusted pro forma balances used for calculating pro forma regulatory capital ratios as of September 30, 2014.

	Risk Weighted Assets	Average Assets	Proforma Capital
Reliant	$337,042	$438,930
Commerce Union	236,462	276,648

Combined balances as of September 30, 2014	573,504	715,578	80,700
Pro forma adjustments affecting assets (% included with asset description denotes the risk weighted category applied):
Securities, fair value adjustment (20%)	118	592
Loans, fair value adjustment (100%)	(4,571)	(4,571)
Bank premises and equipment (100%)	1,034	1,034

Total adjusted pro forma assets	$570,085	$712,633

Pro forma adjustments affecting pro forma capital::
Disallowed goodwill adjustment			(3,429)

Disallowed core deposit intangible, net			(1,340)
Accumulated other comprehensive loss			513

Adjusted pro forma tier 1 capital			76,444

Pro forma tier 2 capital – allowed portion of allowance for loan and lease losses (limited to 1.25% of risk weighted assets plus allowable adjustments)			7,126

Adjusted pro forma total risk-based capital			$83,570

The following information reflects the estimated unaudited pro forma regulatory capital ratios as of September 30, 2014 and compares those ratios with the regulatory capital ratios of Reliant and Commerce Union that were reported as of September 30, 2014.

	Pro forma	Reliant	Commerce Union
Tier I Leverage Capital Ratio:
Adjusted pro forma tier 1 capital	$76,444
Total adjusted pro forma average assets	712,633
Pro forma tier 1 leverage ratio	10.73%	9.63%	12.61%

Tier 1 Risk-Based Capital Ratio:
Adjusted pro forma tier 1 capital	$76,444
Estimated pro forma risk-weighted assets	570,085
Pro forma tier 1 risk-based capital ratio	13.41%	12.54%	14.75%

Total Risk-Based Capital Ratio:
Adjusted pro forma total risk-based capital	$83,570
Estimated pro forma risk-weighted assets	570,085
Pro forma total risk based capital ratio	14.66%	13.81%	16.00%

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information from Reliant and Commerce Union on a historical, unaudited pro forma combined per share financial data as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013. The information presented below should be read together with: (i) Reliant’s audited consolidated financial statements and accompanying notes for year ended December 31, 2013, which is included elsewhere in this joint proxy statement/prospectus; (ii) Reliant’s unaudited quarterly financial statements for the nine months ended September 30, 2014, which is included elsewhere in this joint proxy statement/prospectus; (iii) Commerce Union’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, which is included elsewhere in this joint proxy statement/prospectus; and (iv) Commerce Union’s unaudited interim financial statements for the nine months ended September 30, 2014, which is included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that Commerce Union’s and Reliant’s management believes are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions of the merger on revenues, expense efficiencies, asset dispositions among other factors. As a result, unaudited pro forma data are presented for illustrative purposes only and do not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Commerce Union will be reflected in the consolidated financial statements of Reliant on a prospective basis.

Unaudited Pro Forma Comparative Per Share Data

For the Nine Months Ended September 30, 2014 and

For the Year Ended December 31, 2013

	As of and for the Nine Months Ended September 30, 2014
	Reliant Historical	Commerce Union Historical	Pro Forma Combined
Earnings per common share:
Basic	$.74	.43	.62
Diluted	$.73	.43	.61
Cash dividends per common share	$—	—	—
Common equity per common share	$11.01	11.65	11.43
Tangible common equity per share	$10.72	11.65	10.67

	As of and for the Year Ended December 31, 2013
	Reliant Historical	Commerce Union Historical	Pro Forma Combined
Earnings per common share:
Basic	$.83	.62	.76
Diluted	$.83	.62	.76
Cash dividends per common share	$.20	.20	.20
Common equity per common share	$9.97	11.10	(1)
Tangible common equity per share	$9.65	11.10	(1)

(1)	Pro forma common equity per share and tangible common equity per share is not meaningful as of December 31, 2013 since the acquisition adjustments were calculated at September 30, 2014.

Market value of common stock as of

April 25, 2014, the last trading day prior to the public

announcement of the merger agreement

The following table presents the closing sale price of Commerce Union common stock on April 25, 2014, the last trading day before the date of the public announcement of the merger agreement. The table also presents the equivalent value of the merger consideration per share of Reliant common stock on that date, calculated by multiplying the closing sale price of Commerce Union common stock on those dates by 1.0213.

	As of April 25, 2014		Equivalent Reliant per share value
Commerce Union common stock	$12.05	(1)	$12.31

(1)	Commerce Union’s common stock is quoted and thinly traded on the Over-the-Counter Bulletin Board quotation system under the symbol “CUBN.”

There is no established public trading market for Reliant’s common stock. Reliant’s shares are thinly traded in private transactions. A Reliant shareholder who desires to sell his or her common stock must privately locate one or more willing buyers, and may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Accordingly, recent trades of Reliant’s common stock are not necessarily indicative of the potential value of Reliant’s common stock if it were actually traded in a public market. Furthermore, the price per share for trades among Reliant’s shareholders are not necessarily reported to Reliant’s management, and trades known to Reliant management are not necessarily the only trades of Reliant’s common stock. To the best knowledge of Reliant’s management, the trade between shareholders occurring most closely in time to the announcement of the merger for which the price was known to Reliant management was a trade of 500 shares at a price of $8.50 per share which occurred on or around May, 2014.

RISK FACTORS

If the merger is consummated and you are a Reliant shareholder, you will receive shares of Commerce Union common stock in exchange for your shares of Reliant common stock. An investment in Commerce Union common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Reliant common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 46 under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

However, there are a number of other risks and uncertainties relating to Commerce Union that you should consider in deciding how to vote on the merger agreement in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect Commerce Union’s future financial results and may cause Commerce Union’s future earnings and financial condition to be less favorable than Commerce Union’s expectations. There are also a number of risks related to the merger that shareholders of both Commerce Union and Reliant should consider in deciding how to vote on the merger agreement. This section summarizes those risks.

Risks Related to the Merger

The value of the Commerce Union common stock Reliant shareholders will receive in the merger will fluctuate, and Reliant shareholders may receive more or less value depending on fluctuations in the price of Commerce Union common stock.

The number of shares of Commerce Union common stock issued to Reliant shareholders in exchange for each share of Reliant common stock is fixed. The market values of Commerce Union common stock and Reliant stock when the merger is completed may vary from their market values at the date of this document and at the date of the shareholders’ meetings of Commerce Union and Reliant. Shares of Commerce Union common stock are thinly traded on the Over the Counter Bulletin Board system. Reliant’s common stock is not quoted or traded on any exchange, and therefore, no public market exists for shares of Reliant common stock. There is no assurance that shares of Commerce Union common stock can be sold at a price equal to or greater than the price a current Reliant shareholder might receive for his or her shares of Reliant common stock multiplied by the exchange ratio following completion of the merger. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Commerce Union common stock, the market value of Commerce Union common stock issued in the merger may be higher or lower than the value of such shares on earlier dates. If the value of Commerce Union common stock declines prior to completion of the merger, the value of the shares to be received by Reliant’s shareholders will decrease.

These variations may be the result of various factors, many of which are beyond the control of Reliant and Commerce Union, including:

•	changes in the business, operations or prospects of Commerce Union, Reliant or the combined company;

•	governmental and/or litigation developments and/or regulatory considerations;

•	market assessments as to whether and when the merger will be consummated and the anticipated benefits of the merger;

•	governmental actions affecting the banking and financial industry generally;

•	market assessments of the potential integration or other costs;

•	lack of a trading market for Commerce Union common stock; and

•	general market and economic conditions.

The merger may not be completed until a significant period of time has passed after the Commerce Union and Reliant shareholders’ meetings. At the time of their respective shareholders’ meetings, Commerce Union and Reliant shareholders will not know the exact value of the Commerce Union common stock that will be issued in connection with the merger. The value of Commerce Union common stock and Reliant stock at the effective time of the merger may vary from their prices on the date of this joint proxy statement/prospectus. Since there is no public market for Reliant stock and Commerce Union is thinly traded, the future market prices of Commerce Union common stock and Reliant stock cannot be guaranteed or predicted.

Commerce Union and Reliant shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Commerce Union shareholders and Reliant shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power compared with their respective ownership interests and voting power prior to the merger. If the merger is consummated, current Commerce Union shareholders will own approximately 44.5% of Commerce Union’s outstanding common stock and current Reliant shareholders will own approximately 55.5% of Commerce Union’s outstanding common stock, on a fully diluted basis (that is, after all stock options are exercised and assuming all stock options are, in fact, exercised). Based on the number of shares of Commerce Union common stock currently outstanding, if the merger were completed today, current Commerce Union shareholders would own approximately 43.4 % and current Reliant shareholders would own approximately 56.6% of the outstanding shares of the combined company. Accordingly, current Commerce Union shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current Reliant shareholders if such current Reliant shareholders voted together as a group. Shareholders of both companies will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Combining the two companies may be more difficult, costly, or time consuming than Commerce Union or Reliant expects.

The success of the merger will depend, in part, on Commerce Union’s ability to realize the anticipated benefits and cost savings from combining the businesses of Commerce Union and Reliant. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Commerce Union and Reliant. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Commerce Union and Reliant have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures, and policies that would adversely affect Commerce Union’s ability to maintain relationships with clients, depositors, and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effort on each of Commerce Union and Reliant during that transition period.

Commerce Union and Reliant will incur significant transaction and merger-related integration costs in connection with the merger.

Commerce Union and Reliant expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Commerce Union will incur significant legal and accounting costs in connection with this registration statement and NASDAQ application. Commerce Union and Reliant are continuing to assess the impact of these costs. Although Commerce Union and Reliant believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

In addition to seeking registration of its common stock with the Securities and Exchange Commission, Commerce Union has submitted an application to list its common stock on NASDAQ in connection with the merger. Registration of the common stock involves additional costs and potential delays in consummating the merger, as does listing the stock on NASDAQ.

Termination of the merger agreement could negatively impact Commerce Union.

If the merger agreement is terminated, there may be various consequences. For example, Commerce Union or Reliant’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of either Commerce Union or Reliant’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Commerce Union or Reliant may be required to pay to the other party a termination fee of $1.25 million.

The fairness opinions obtained by Reliant and Commerce Union from their respective financial advisors will not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.

Reliant has obtained a fairness opinion dated April 25, 2014, from Sterne Agee & Leach, Inc., and Commerce Union has obtained a fairness opinion dated April 24, 2014, from Raymond James & Associates, Inc. These opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of Reliant or Commerce Union, general market and economic conditions and other factors that may be beyond the control of Reliant and Commerce Union, and on which the fairness opinions were based, may alter the value of Reliant or Commerce Union or the prices of shares of Reliant common stock or Commerce Union common stock by the time the merger is completed. The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinions. The fairness opinions that Reliant and Commerce Union received from their respective financial advisors are attached as Appendix C and Appendix D to this joint proxy statement/prospectus. For a description of the opinions, see “Proposal No. 1—The Merger—Opinion of Reliant’s Financial Advisor” and “Proposal No. 1—The Merger—Opinion of Commerce Union’s Financial Advisor.” For a description of the other factors considered by Reliant’s board of directors in determining to approve the merger, see “Proposal No. 1—The Merger—Reliant’s Reasons for the Merger; Recommendation of the Reliant Board of Directors.” For a description of the other factors considered by Commerce Union’s board of directors in determining to approve the merger, see “Proposal No. 1—The Merger—Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors.”

Commerce Union and Reliant may not receive regulatory approvals or such approvals may take longer than expected or impose conditions Commerce Union and Reliant do not presently anticipate.

The merger of the two banks must be approved by the Federal Reserve and the TDFI. Currently, an application by Commerce Union Bank to merge with Reliant is pending before the TDFI and the Federal Reserve. These regulatory agencies will consider, among other things, the competitive impact of the bank merger, each of Commerce Union Bank’s and Reliant’s financial and managerial resources, and the convenience and needs of the communities to be served. As part of that consideration, Commerce Union and Reliant expect that the Federal Reserve, among other things, will review the combined company’s pro forma capital position, safety and soundness assessments by the Federal Reserve and the TDFI, legal and regulatory compliance matters, including fair lending, and Community Reinvestment Act matters. There can be no assurance as to whether the necessary regulatory approvals will be received, the timing of such approvals, or whether any conditions will be imposed that might limit the combined company’s ability to do business after the bank merger as presently anticipated. Additionally, Commerce Union will file notice of the merger with the Federal Reserve, rather than seeking the approval of the Federal Reserve to acquire control of Reliant, because the transaction qualifies as a

“waiver transaction” under the applicable rules and regulations of the Federal Reserve. However, if the Federal Reserve were to subsequently determine that the merger did not qualify as a waiver transaction, then Commerce Union would be required to submit a formal merger application for approval by the Federal Reserve of Commerce Union’s acquisition of control.

The merger agreement limits Commerce Union’s and Reliant’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Commerce Union’s and Reliant’s ability to discuss competing third party proposals. Commerce Union and Reliant have each agreed to pay the other a termination fee of $1,250,000 if the transaction is terminated because the respective party decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of either Reliant or Commerce Union from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower than it might otherwise have proposed to pay.

Reliant directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Reliant shareholders.

Executive officers of Reliant negotiated certain terms of the merger agreement with their counterparts at Commerce Union, and Reliant’s board of directors adopted the merger agreement and by a unanimous vote recommended that Reliant shareholders vote to approve the merger agreement and the merger. In considering these facts and the other information contained in this joint proxy statement/prospectus, Reliant shareholders should be aware that Reliant’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Reliant shareholders. For example, Commerce Union’s board of directors will appoint five individuals currently serving as members of Reliant’s board of directors to serve on the Commerce Union board and seven individuals currently serving as members of Reliant’s board of directors to serve on the Commerce Union Bank board. Further, certain directors and executive officers of Reliant will enter into agreements with Commerce Union that provide for, among other things, retention, employment, severance and/or other benefits following the merger. These and other additional interests of Reliant directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than Reliant shareholders may view it. See “Proposal No.1—The Merger—Interests of Employees and Directors of Reliant in the Merger” for information about these financial interests.

Commerce Union directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Commerce Union shareholders.

Executive officers of Commerce Union negotiated certain terms of the merger agreement with their counterparts at Reliant, and Commerce Union’s board of directors adopted the merger agreement by a unanimous vote and recommended that Commerce Union shareholders vote to approve the merger agreement and the merger. In considering these facts and the other information contained in this joint proxy statement/prospectus, Commerce Union’s shareholders should be aware that Commerce Union’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Commerce Union shareholders. For example, four Commerce Union and Commerce Union Bank directors have entered into agreements providing for severance payments in connection with their resignation from the board of directors of both Commerce Union and Commerce Union Bank. Further, certain of Commerce Union and Commerce Union Bank’s executive officers will enter into new employment agreements Commerce Union and/or Commerce Union Bank. These and some other additional interests of Commerce Union directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than Commerce Union shareholders may view it. See “Proposal No.1—The Merger—Interests of Employees and Directors of Commerce Union the Merger” for information about these financial interests.

If we fail to complete the merger, the stock price of either Commerce Union or Reliant’s stock may decline.

If the merger is not completed for any reason, Commerce Union’s or Reliant’s stock price may decline because costs related to the merger, such as legal, accounting, and financial advisory fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, Commerce Union’s or Reliant’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed or due to questions about why the merger was not completed.

Each of Reliant and Commerce Union’s unaudited prospective financial information is based on various assumptions that may not prove to be correct.

The unaudited prospective financial information set forth in the forecast included under “The Merger— Certain Common Union Unaudited Prospective Financial Information” beginning on page [—] and “The Merger—Certain Reliant Unaudited Prospective Financial Information” beginning on page [—] is based on assumptions and information available to Commerce Union and Reliant, respectively, at the time they were prepared and provided to the other party’s financial advisors. We do not know whether such assumptions will prove correct. Any or all of such information may turn out to be wrong. Such information can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond our control. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in “Risk Factors” beginning on page [—] and the events and/or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] will be important in determining Commerce Union’s, Reliant’s and/or the combined company’s future results. As a result of these contingencies, actual future results may vary materially from these estimates. In view of these uncertainties, the inclusion of certain unaudited prospective financial information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

The unaudited prospective financial information presented herein was prepared solely for internal use and not prepared with a view toward public disclosure or toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made. Neither Commerce Union nor Reliant undertakes any obligation to update the unaudited prospective financial information herein to reflect events or circumstances after the date such unaudited prospective financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The unaudited prospective financial information presented herein was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. This information is not fact and should not be relied upon as being necessarily indicative of future results. Neither Commerce Union’s nor Reliant’s independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information presented herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such prospective financial information.

Risks Related to Commerce Union—the Combined Company

Commerce Union’s decisions regarding credit risk and reserves for loan losses may materially and adversely affect its business.

Making loans and other extensions of credit is an essential element of Commerce Union Bank’s business. Although Commerce Union Bank seeks to mitigate risks inherent in lending by adhering to specific underwriting practices, its loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

Commerce Union Bank attempts to maintain an appropriate allowance for loan losses to provide for potential losses in its loan portfolio. Commerce Union Bank periodically determines the amount of the allowance based on consideration of several factors, including:

•	an ongoing review of the quality, mix, and size of Commerce Union Bank’s overall loan portfolio;

•	Commerce Union Bank’s historical loan loss experience;

•	evaluation of economic conditions;

•	regular reviews of loan delinquencies and loan portfolio quality; and

•	the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, Commerce Union Bank faces the risk that charge-offs in future periods will exceed its allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of Commerce Union’s net income, and possibly its capital.

Federal and state regulators periodically review Commerce Union Bank’s allowance for loan losses and may require Commerce Union Bank to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in the amount of Commerce Union Bank’s provision or loans charged-off as required by these regulatory agencies could have a negative effect on its operating results.

Commerce Union Bank may have higher loan losses than it has allowed for in its allowance for loan losses. Our loan portfolio includes, and will continue to include after the merger, a meaningful amount of real estate construction and development loans, which have a greater credit risk than residential mortgage loans.

Commerce Union Bank’s actual loan losses could exceed its allowance for loan losses. Commerce Union Bank’s average loan size continues to increase and reliance on its historic allowance for loan losses may not be adequate. As of September 30, 2014, approximately $158.25 million, or 66.6% of Commerce Union Bank’s loan portfolio was composed of construction, commercial mortgage, and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria used, losses may be experienced as a result of various factors beyond Commerce Union Bank’s control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of Commerce Union Bank’s borrowers.

On a pro forma basis as of September 30, 2014, approximately $367.1 million, or 64.0%, of the combined company’s loan portfolio would have been comprised of construction, commercial mortgage, and commercial loans. Because of the size and mix of the Reliant loan portfolio, we believe that the overall risk associated with such loans will not be materially increased or decreased as a result of the merger.

Both Commerce Union and Commerce Union Bank are subject to extensive regulation.

Commerce Union and Commerce Union Bank are subject to extensive governmental regulation and control. Compliance with state and federal banking laws has a material effect on the business and operations of Commerce Union and Commerce Union Bank. Our operations are subject to state and federal banking laws, regulations, and procedures. The laws and regulations applicable to the banking industry could change at any time and are subject to interpretation, and management cannot predict the effects of these changes on Commerce Union’s business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance could adversely affect the ability of Commerce Union to operate profitably. Non-banking financial institutions, such as securities brokerage firms, insurance companies, and money market funds are now permitted to offer services which compete directly with services offered by banks. See “Supervision and Regulation.”

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, in the United States, certain of our businesses are subject to the Gramm-Leach-Bliley Act (“GLBA”) and implementing regulations and guidance. Among other things, the GLBA: (i) imposes certain limitations on the ability of financial institutions to share consumers’ nonpublic personal information with nonaffiliated third parties, (ii) requires that financial institutions provide certain disclosures to consumers about their information collection, sharing and security practices and affords customers the right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions) and (iii) requires financial institutions to develop, implement and maintain a written comprehensive information security program containing safeguards that are appropriate to the financial institution’s size and complexity, the nature and scope of the financial institution’s activities, and the sensitivity of customer information processed by the financial institution as well as plans for responding to data security breaches.

Moreover, various United States federal banking regulatory agencies, states and foreign jurisdictions have enacted data security breach notification requirements with varying levels of individual, consumer, regulatory and/or law enforcement notification in certain circumstances in the event of a security breach. Many of these requirements also apply broadly to our partners that accept our payment. In many countries that have yet to impose data security breach notification requirements, regulators have increasingly used the threat of significant sanctions and penalties by data protection authorities to encourage voluntary notification and discourage data security breaches.

Furthermore, legislators and/or regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could materially and adversely affect our profitability. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions and damage to our reputation and our brand.

Anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for us.

We maintain an enterprise-wide program designed to enable us to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the USA PATRIOT Act. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering or terrorist financing posed by our products, services, customers and geographic locale. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. We cannot be sure our programs and controls will be effective to ensure our compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply could subject us to significant sanctions, fines, penalties and reputational harm, all of which could have a material adverse effect on our business, results of operations and financial condition.

Commerce Union Bank’s focus on lending to small to mid-sized community based businesses may increase Commerce Union’s credit risk.

Most of Commerce Union Bank’s commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which Commerce Union Bank operates negatively impact this important customer sector, results of operations and financial condition and the value of its common stock may be adversely affected. Moreover, a portion of these loans have been made by Commerce Union in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of Commerce Union Bank’s borrowers’ businesses may hinder their ability to repay their loans with Commerce Union, which could have a material adverse effect on Commerce Union’s financial condition and results of operations.

Both Commerce Union and Reliant are geographically concentrated in middle Tennessee and changes in local economic conditions impact our profitability.

We currently operate primarily in the Nashville, Tennessee MSA, and most of our loan, deposit and other customers live or have operations in this area. Accordingly, our success significantly depends upon the growth in population, income levels, deposits, and housing starts in this market, along with the continued attraction of business ventures to the areas, and our profitability is impacted by the changes in general economic conditions in this market. We cannot assure you that economic conditions, including loan demand, in our market will improve during 2015, or thereafter, and in that case, we may not be able to grow our loan portfolio in line with our expectations. In addition, the ability of our customers to repay their loans to us may be negatively impacted and our financial condition and results of operations could be negatively impacted.

Compared to regional or national financial institutions, we are less able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or return of more favorable economic conditions in our primary market areas if they do occur.

Commerce Union faces strong competition for customers, which could prevent it from obtaining customers and may cause it to pay higher interest rates to attract customers.

The banking business is highly competitive, and Commerce Union Bank experiences competition in its market from many other financial institutions. Commerce Union Bank competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in Commerce Union’s primary market areas and elsewhere. Commerce Union competes with these institutions both in attracting deposits and in making loans. In addition, Commerce Union has to attract its customer base from other existing financial institutions and from new residents and businesses that have relocated to the Nashville, Tennessee, MSA. Many of Commerce Union’s competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that Commerce Union does not provide. There is a risk that Commerce Union will not be able to compete successfully with other financial institutions in Commerce Union’s market, and that it may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to Commerce Union.

Commerce Union’s deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on its future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as Commerce Union Bank, up to applicable limits. The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Recent market developments and bank failures significantly depleted the FDIC’s Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, banks are now assessed deposit insurance premiums based on the bank’s average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank’s overall assessment rate. This has resulted in increases to the deposit insurance assessment rates and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Commerce Union is generally unable to control the amount of premiums that Commerce Union Bank is required to pay for FDIC insurance. If there are additional bank or financial institution failures, Commerce Union Bank may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce Commerce Union Bank’s profitability, may limit its ability to pursue certain business opportunities or otherwise negatively impact its operations.

Changes in prevailing interest rates may reduce Commerce Union’s profitability.

Commerce Union’s results of operations depend in large part upon the level of its net interest income, which is the difference between interest income from interest earning assets, such as loans and MBSs, and interest expense on interest bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of Commerce Union’s assets and liabilities, Commerce Union believes it is more likely than not a significant change in interest rates could have a material adverse effect on its profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While Commerce Union intends to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of its assets and liabilities, its efforts may not be effective and its financial condition and results of operations could suffer.

Commerce Union is dependent on key individuals, and the loss of one or more of these key individuals could curtail its growth and adversely affect its prospects.

Commerce Union and Commerce Union Bank are materially dependent on the performance of the executive management team, loan officers, and other support personnel. Following the merger, Commerce Union will continue to be dependent on these officers and employees, in addition to the services of Reliant’s executive team, including the president and chief executive officer of Reliant, and Reliant’s chief financial officer. The loss of the services of any of these individuals could have a material adverse effect on the business of Commerce Union, results of operations, and financial condition, either before or after the merger. Many of these key officers have important customer relationships, which are instrumental to Commerce Union’s operations. Changes in key personnel and their responsibilities may be disruptive to Commerce Union Bank’s business and could have a material adverse effect on Commerce Union Bank’s business, financial condition, and results of operations, either before or after the merger. Management believes that future results also will depend in part upon attracting and retaining highly skilled and qualified management, especially in the new market areas into which Commerce Union may enter, as well as sales and marketing personnel. Competition for such personnel is intense, and management cannot be sure that Commerce Union will be successful in attracting or retaining such personnel. See “Management of Commerce Union.”

Commerce Union is an emerging growth company, and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Commerce Union’s common stock less attractive to investors.

After filing the registration statement, of which this joint proxy statement/prospectus is a part, Commerce Union will be subject to periodic reporting requirements under the Securities Exchange Act of 1934. Commerce Union is an “emerging growth company,” as defined in the JOBS Act, however, and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, even if Commerce Union complies with the greater obligations of public companies that are not emerging growth companies immediately after this offering, Commerce Union may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as it is an emerging growth company. Commerce Union will remain an emerging growth company for up to five years, though it may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, it is deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million) or if Commerce Union’s total annual gross revenues equal or exceed $1 billion in a fiscal year. Commerce Union cannot predict if investors will find its common stock less attractive because it will rely on these exemptions. If some investors find Commerce Union’s common stock less attractive as a result, there may be a less active trading market for Commerce Union’s common stock and its stock price may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Commerce Union has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Commerce Union, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make Commerce Union’s financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

The short-term and long-term impact of the changing regulatory capital requirements and recently adopted capital rules is uncertain.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world, known as Basel III. Basel III called for increases in the requirements for minimum common equity, minimum Tier 1 capital and minimum total capital for certain systemically important financial institutions, to be phased in over time until fully phased in by January 1, 2019. The final rules were adopted by the federal banking agencies in July 2013.

The rules add a new common equity Tier 1 capital to risk-weighted assets ratio minimum of 4.5%, increase the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0%, and decrease the Tier 2 capital that may be included in calculating total risk-based capital from 4.0% to 2.0%. The final rules also introduce a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets, which is in addition to the Tier 1 and total risk-based capital requirements. The required minimum ratio of total capital to risk-weighted assets will remain 8.0% and the minimum leverage ratio will remain 4.0%. The new risk-based capital requirements (except for the capital conservation buffer) will become effective for Commerce Union on January 1, 2015. The capital conservation buffer will be phased in over four years beginning on January 1, 2016, with a maximum buffer of 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter. Failure to maintain the required capital conservation buffer will result in limitations on capital distributions and on discretionary bonuses to executive officers.

The final rules also implement revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses and instruments that will no longer qualify as Tier 1 capital. The final rules also set forth certain changes for the calculation of risk-weighted assets that Commerce Union will be required to implement beginning January 1, 2015.

In addition to the updated capital requirements, the final rules also contain revisions to the prompt corrective action framework. Beginning January 1, 2015, the minimum ratios to be considered well-capitalized will be updated to increase the minimum Tier 1 capital requirement from 6.0% to 8.0%, in addition to the requirement to maintain a common equity Tier 1 capital ratio of 6.5%.

In addition, in the current economic and regulatory environment, regulators of banks and bank holding companies have become more likely to impose capital requirements on bank holding companies and banks that are more stringent than those required by applicable existing regulations.

The application of more stringent capital requirements for Commerce Union and Commerce Union Bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if Commerce Union were to be unable to comply with such requirements.

Interest rate movements, inflation and other economic factors can negatively impact our mortgage banking business.

Our financial results also are affected by the risks generally incident to our mortgage banking business, including interest rate levels, the impact of government regulation on mortgage loan originations and servicing and the need to issue forward commitments to fund and sell mortgage loans. Our mortgage banking business also is affected by interest rate fluctuations. We also may experience market losses resulting from daily increases in interest rates to the extent we are unable to match interest rates and amounts on loans we have committed to originate with forward commitments from third parties to purchase such loans. Increases in interest rates may have a material adverse effect on our mortgage banking revenue, profitability, stock performance, ability to service our debt obligations and future cash flows. Our mortgage loan operations may also be adversely affected by other economic factors within our markets such as negative changes in employment levels, job growth, and consumer confidence and availability of mortgage financing, one or all of which could result in reduced demand or price depression from current levels. Our mortgage banking operations are also dependent upon the securitization market for mortgage-backed securities, and could be materially adversely affected by any fluctuation or downturn in such market. In the event that disruptions to the secondary markets tighten or eliminate the available liquidity within the secondary markets for mortgage loans, we could experience a material adverse effect on our sales, profitability, and stock performance.

If the underwriting quality of our mortgage originations is found to be deficient, our profit could decrease and we may incur losses.

We provide several different loan products to our customers to finance the purchase of their homes. We sell a large number of the mortgage loans we originate into the secondary mortgage market, and those loans are underwritten to the standards and specifications of the ultimate investor. Insofar as we underwrite our originated loans to those standards, we bear no increased concentration of credit risk from the issuance of loans, except in certain limited instances where early payment default occurs. In the event that a substantial number of the loans that we have originated fall into default and the investors to whom we sold the loans determine that we did not underwrite the loans in accordance with their requirements, we could be required to repurchase the loans from the investors or indemnify the investor for any losses incurred. This may result in losses which could have a material adverse effect on our profitability, stock performance, ability to service our debt obligations and future cash flows.

The new “ability-to-repay” and “qualified mortgage” rules could have a negative impact on our loan origination process and foreclosure proceedings.

The Consumer Financial Protection Bureau, created by the Dodd-Frank Act, has adopted rules that are likely to impact our residential mortgage lending practices, and the residential mortgage market generally including rules that implement the “ability-to-repay” requirement and provide protection from liability for “qualified mortgages,” as required by the Dodd-Frank Act. The ability-to-repay rule, which took effect on January 10, 2014, requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The rules define a “qualified mortgage” to have certain specified characteristics, and generally prohibit loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43 percent. While “qualified mortgages” will generally be afforded safe harbor status, a rebuttable presumption of compliance will attach to mortgages that also meet the definition of a “higher priced mortgage” (which are generally subprime loans). Although the new “qualified mortgage” rules may provide better definition and more certainty regarding regulatory requirements, the rules may also increase our compliance burden and reduce our lending flexibility and discretion, which could negatively impact our ability to originate new loans and the cost of originating new loans. Any loans that we make outside of the “qualified mortgage” criteria could expose us to an increased risk of liability and reduce or delay our ability to foreclose on the underlying property. Additionally, qualified “higher priced mortgages” only provide a rebuttable presumption of compliance and thus may be more susceptible to challenges from borrowers. It is difficult to predict how the CFPB’s “qualified mortgage” rules will impact us, but any decreases in loan origination volume or increases in compliance and foreclosure costs could negatively affect our business, operating results and financial condition.

Commerce Union’s historical operating results may not be indicative of its future operating results.

Commerce Union may not be able to sustain its historical rate of growth, and, consequently, Commerce Union’s historical results of operations will not necessarily be indicative of its future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede Commerce Union’s ability to expand its market presence. If Commerce Union experiences a significant decrease in its historical rate of growth, Commerce Union’s results of operations and financial condition may be adversely affected because a high percentage of its operating costs are fixed expenses.

Commerce Union may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Commerce Union has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose Commerce Union to credit risk in the event of a default by a counterparty or client. In addition, Commerce Union’s credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to Commerce Union Bank. Any such losses could have a material adverse effect on Commerce Union’s financial condition and results of operations.

Commerce Union’s ability to pay cash dividends is limited, and Commerce Union may be unable to pay future dividends even if it desires to do so.

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital requirements, asset quality and overall financial condition. The Federal Reserve’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect Commerce Union’s ability to pay dividends or otherwise engage in capital distributions.

Commerce Union’s ability to pay cash dividends may be limited by regulatory restrictions, by Commerce Union Bank’s ability to pay cash dividends to Commerce Union and by Commerce Union’s need to maintain sufficient capital to support Commerce Union’s operations. A Tennessee chartered bank may, with the approval of the TDFI, transfer funds from its surplus account to the undivided profits (retained earnings) account or any part of its paid-in-capital account. The payment of dividends by any bank is dependent upon its earnings and financial condition and, in addition to the limitations referred to above, is subject to the statutory power of certain federal and state regulatory agencies to act to prevent what they deem unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of Commerce Union Bank, be deemed to constitute such an unsafe or unsound practice. Without regulatory approval, a dividend only can be paid to the extent of the net income of the bank for that year plus the net income of the prior two years. The FDIA prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC.

If Commerce Union Bank is not permitted to pay cash dividends to Commerce Union, it is unlikely that Commerce Union would be able to pay cash dividends on Commerce Union’s common stock. Moreover, holders of Commerce Union’s common stock are entitled to receive dividends only when and if declared by Commerce Union’s board of directors. Although Commerce Union has paid cash dividends on its common stock in recent years, Commerce Union is not required to do so, and Commerce Union’s board of directors could reduce or eliminate Commerce Union’s common stock dividend in the future.

Commerce Union’s common stock may not be listed on a national securities exchange, and the market for Commerce Union’s common stock may not be more active than the market for either Commerce Union or Reliant common stock.

Although we have applied to list the Commerce Union common stock on The NASDAQ Stock Market LLC, we cannot guarantee that our stock will be listed on NASDAQ or any other exchange. Accordingly, although the Commerce Union common stock offered in the merger will be freely transferable once you receive your Commerce Union stock certificate, Commerce Union’s common stock may not be listed on a national securities exchange. Instead, the Commerce Union common stock may be traded in local over-the-counter markets and privately negotiated transactions. Although the common stock is quoted on the OTCQB marketplace, there is very limited trading in our shares. There is no assurance that an active public trading market for Commerce Union’s common stock will develop. Further, we cannot assure you that significant trading in Commerce Union’s common stock will take place for several years, if ever. Investors should consider their shares of Commerce Union common stock as a long-term investment because, among other things, they may not be able to promptly liquidate their investment at a reasonable price in the event of a personal financial emergency or otherwise.

Commerce Union’s stock price may fluctuate, which could result in losses to its investors and litigation against Commerce Union.

Commerce Union’s stock price could fluctuate in the future, and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, Commerce Union’s announcement of developments related to its businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, and other issues related to the financial services industry. Commerce Union’s stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of Commerce Union’s common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for Commerce Union’s shareholders to resell their common stock when desired and at prices they find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. Commerce Union could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from Commerce Union’s normal business.

Economic and other circumstances may require Commerce Union to raise capital at times or in amounts that are unfavorable to it. If Commerce Union has to issue shares of common stock, the issuance will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of Commerce Union’s common stock and adversely affect the terms on which Commerce Union may obtain additional capital.

Commerce Union may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen its capital position. Commerce Union’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and Commerce Union’s financial performance. Commerce Union cannot provide assurance that such financing will be available to Commerce Union on acceptable terms or at all, or if Commerce Union does raise additional capital that it will not be dilutive to existing shareholders.

If Commerce Union determines, for any reason, that it needs to raise capital, Commerce Union’s board of directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity based incentives under or outside of Commerce Union’s equity compensation plans. (Assuming that Commerce Union’s stock is listed on NASDAQ, this ability to issue securities will be subject to certain NASDAQ rules.) Additionally, Commerce Union is not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of Commerce Union’s common stock could decline as a result of sales by Commerce Union of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If Commerce Union issues preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if Commerce Union issues preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of Commerce Union’s common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of Commerce Union’s shareholders and may dilute the book value per share of its common stock. Shares Commerce Union issues in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of Commerce Union’s existing shareholders.

A failure in or breach of Commerce Union’s operational or security systems or infrastructure, or those of Commerce Union’s third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt Commerce Union’s businesses, result in the disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs, and cause losses.

Commerce Union relies heavily on communications and information systems to conduct its business. Information security risks for financial institutions such as Commerce Union have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime (both domestic and international), hackers, terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, Commerce Union’s operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Commerce Union’s business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond Commerce Union’s control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and floods; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

As noted above, Commerce Union’s business relies on its digital technologies, computer and e-mail systems, software and networks to conduct its operations. Although Commerce Union has information security procedures and controls in place, Commerce Union’s technologies, systems and networks and its customers’ devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of Commerce Union’s or its customers’ or other third parties’ confidential information. Third parties with whom Commerce Union does business or that facilitate Commerce Union’s business activities, including financial intermediaries, or vendors that provide service or security solutions for Commerce Union’s operations, and other unaffiliated third parties, could also be sources of operational and information security risk to Commerce Union, including from breakdowns or failures of their own systems or capacity constraints.

While Commerce Union has business continuity and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Commerce Union’s risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of Commerce Union’s controls, processes, and practices designed to protect its systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for Commerce Union. As threats continue to evolve, Commerce Union may be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support Commerce Union’s businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that Commerce Union’s clients use to access Commerce Union’s products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on Commerce Union’s results of operations or financial condition.

Negative public opinion surrounding Commerce Union and the financial institutions industry generally could damage Commerce Union’s reputation and adversely impact its earnings.

Reputation risk, or the risk to Commerce Union’s business, earnings and capital from negative public opinion surrounding Commerce Union and the financial institutions industry generally, is inherent in Commerce Union’s business. Negative public opinion can result from Commerce Union’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Commerce Union’s ability to keep and attract clients and employees and can expose it to litigation and regulatory action. Although Commerce Union takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of Commerce Union’s business.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

As a smaller company, it may be difficult for us to attract or retain the interest of equity research analysts. A lack of research coverage may adversely affect the liquidity of and market price of our common stock. We will not have any control over the equity research analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company, or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Shares of Commerce Union common stock are not FDIC insured.

Shares of Commerce Union common stock are not deposits with a bank and are not insured by the FDIC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains statements which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of each of Commerce Union and Reliant, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which Commerce Union and Reliant are unsure, including many factors that are beyond their control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, those described under “Risk Factors” section beginning on page 30 and the following:

•	expected revenue synergies and cost savings from the combination may not be fully realized;

•	revenues following the combination may be lower than expected;

•	ability to obtain governmental approvals of the combination on the proposed terms and schedule;

•	failure of Commerce Union’s and Reliant’s shareholders to approve the merger agreement or the share issuance, as applicable;

•	credit losses as a result of, among other potential factors, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

•	the amount of the combined financial institution’s loan portfolio collateralized by real estate and weaknesses in the real estate market;

•	restrictions or conditions imposed by the combined financial institution’s regulators on its operations;

•	the adequacy of the level of the combined financial institution’s allowance for loan losses and the amount of loan loss provisions required in future periods;

•	examinations by the combined financial institution’s regulatory authorities, including the possibility that the regulatory authorities may, among other things, require the combined financial institution to increase its allowance for loan losses or write down assets;

•	reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of the combined financial institution’s securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;

•	increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;

•	general economic conditions resulting in, among other things, a deterioration in credit quality;

•	changes occurring in business conditions and inflation;

•	changes in funding or increased regulatory requirements with regard to funding;

•	increased cybersecurity risk, including potential business disruptions or financial losses;

•	changes in technology;

•	changes in deposit flows;

•	changes in monetary and tax policies;

•	changes in accounting policies and practices;

•	the rate of delinquencies and amounts of loans charged off;

•	the rate of loan growth in recent years and the lack of seasoning of a portion of the combined financial institution’s loan portfolios;

•	the combined financial institution’s ability to maintain appropriate levels of capital;

•	the combined financial institution’s ability to attract and retain key personnel;

•	the combined financial institution’s ability to retain its existing clients, including its deposit relationships;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	our ability to meet the conditions of the NASDAQ to successfully list Commerce Union’s common stock on that exchange; and

•	other risks and uncertainties detailed from time to time in Commerce Union’s filings with the SEC.

Because of these and other risks and uncertainties, Commerce Union’s or Reliant’s actual future results may be materially different from the results indicated by any forward-looking statements. In addition, Commerce Union’s and Reliant’s past results of operations do not necessarily indicate their future results. Therefore, both companies caution you not to place undue reliance on their forward-looking information and statements. Both companies undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements in this joint proxy statement/prospectus are based on information available to Commerce Union and Reliant as of the date of this joint proxy statement/prospectus. Although both companies believe that the expectations reflected in our forward-looking statements are reasonable, neither company can guarantee you that these expectations will be achieved. Both companies undertake no obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SPECIAL SHAREHOLDERS’ MEETINGS

General

Reliant. With respect to Reliant shareholders, this document constitutes a proxy statement of Reliant in connection with its solicitation of proxies from its shareholders for the vote on the merger agreement and on the authorization to adjourn the special shareholders’ meeting, as well as a prospectus of Commerce Union in connection with its issuance of shares of Commerce Union common stock as part of the merger consideration. The joint proxy statement/prospectus is being mailed by Reliant and Commerce Union to Reliant shareholders of record on or about [—], 2015, together with the notice of the special shareholders’ meeting and a proxy solicited by Reliant’s board of directors for use at the special shareholders’ meeting and at any adjournments or postponements of the special shareholders’ meeting.

Commerce Union. With respect to Commerce Union shareholders, this document constitutes a proxy statement of Commerce Union in connection with its solicitation of proxies from its shareholders for the vote on the merger agreement, the amended and restated stock option plan, and the authorization to adjourn the special shareholders’ meeting. This proxy statement is being mailed by Commerce Union to Commerce Union shareholders of record on or about [—], 2015, together with the notice of the special shareholders’ meeting and a proxy solicited by Commerce Union’s board of directors for use at the special shareholders’ meeting and at any adjournments or postponements of the special shareholders’ meeting.

Meeting Dates, Times, and Places; Record Dates

Reliant. The Reliant special shareholders’ meeting will be held at the principal executive office of Reliant at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 at [—][—].m., local time, on [—], 2015. Only holders of Reliant common stock of record at the close of business on [—], 2014, will be entitled to receive notice of and to vote at the special shareholders’ meeting. As of the record date, there were [—] shares of Reliant common stock outstanding and entitled to vote, with each such share entitled to one vote. The complete mailing address of Reliant’s principal executive office is 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027.

Commerce Union. The Commerce Union special shareholders’ meeting will be held at the Springfield Baptist Church, 400 North Main Street, Springfield, Tennessee 37172, at [—][—].m., local time, on [—], 2015. Only holders of Commerce Union common stock of record at the close of business on [—], 2015, will be entitled to receive notice of and to vote at the special shareholders’ meeting. As of the record date, there were [—] shares of Commerce Union common stock outstanding and entitled to vote, with each such share entitled to one vote. The complete mailing address of Commerce Union’s principal executive office is 701 South Main Street, Springfield, Tennessee 37172.

Matters to be Considered

Reliant. At the Reliant special shareholders’ meeting, Reliant shareholders will be asked to approve the merger agreement. Pursuant to the merger agreement, Reliant will merge with and into Commerce Union Bank, with Commerce Union surviving the merger. Each holder of Reliant common stock will receive 1.0213 shares of Commerce Union common stock for each share of Reliant common stock owned as of the effective time of the merger. Commerce Union will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, in an amount equal to the fraction of a share of Commerce Union common stock otherwise issuable to you upon conversion multiplied by the “Commerce Union market share price.” The Commerce Union market share price will be the numeric average of the daily high bid and low ask quotations for a share of Commerce Union common stock as reported on the OTCQB market place for each of the consecutive 20 trading days ending on and including the tenth day prior to the effective time of the merger. If no bid or ask quotations are available for a given date, the price for that date will be the price of the last reported trade before that day.

Reliant shareholders will also be asked to consider a proposal to authorize Reliant’s board of directors to adjourn the special shareholders’ meeting to allow time for further solicitation of proxies in the event that there are insufficient votes present at the meeting, in person or by proxy, to approve the merger agreement. Finally, the Reliant shareholders may also be asked to consider any other business that properly comes before the Reliant special shareholders’ meeting.

Each copy of this joint proxy statement/prospectus mailed to Reliant shareholders is accompanied by a proxy form for use at the special shareholders’ meeting.

Commerce Union. At the Commerce Union special shareholders’ meeting, Commerce Union shareholders will be asked to approve the merger agreement. Commerce Union shareholders will also be asked to approve an amended and restated stock option plan that amends and restates Commerce Union’s current stock option plan to increase the number of shares available for issuance from 625,000 to 1,250,000 and to make certain other changes as described herein. Additionally, Commerce Union shareholders will be asked to consider a proposal to authorize Commerce Union’s board of directors to adjourn the special shareholders’ meeting to allow time for further solicitation of proxies in the event that there are insufficient votes present at the meeting, in person or by proxy, to approve the merger agreement or the amended and restated stock option plan. Finally, the Commerce Union shareholders may also be asked to consider any other business that properly comes before the special shareholders’ meeting.

Each copy of this joint proxy statement/prospectus mailed to Commerce Union shareholders is accompanied by a proxy form for use at the special shareholders’ meeting. Commerce Union shareholders may vote by telephone or through the internet. If your shares are held with a broker in “street name,” you should follow the broker’s instructions to indicate how you wish to vote, rather than completing the proxy form.

Vote Required

Reliant. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Reliant common stock entitled to vote at the Reliant special shareholders’ meeting. Approval of the proposal to authorize adjournment requires the affirmative vote of a majority of shares of Reliant common stock present in person or by proxy and entitled to vote on the matter at the special shareholders’ meeting.

As of December 31, 2014, there were approximately 3,910,191 outstanding shares of Reliant common stock, each of which is entitled to one vote at the Reliant special shareholders’ meeting. On that date, the directors and executive officers of Reliant beneficially owned a total of approximately 21.15% of the outstanding shares of Reliant common stock. Each of Reliant’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Reliant common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of Reliant common stock representing a majority of Reliant’s outstanding shares entitled to vote at the Reliant special shareholders’ meeting is necessary in order for there to be a quorum at the Reliant special shareholders’ meeting. A quorum must be present in order for the vote on the merger agreement proposal or the proposal to authorize adjournment to occur. However, if there is no quorum, then the Reliant special shareholders’ meeting can be postponed or adjourned until such time as a quorum can be obtained.

Commerce Union. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock entitled to vote at the Commerce Union special shareholders’ meeting. Approval of the amended and restated stock option plan and the proposal to authorize adjournment each require the affirmative vote of the holders of a majority of the outstanding shares of Commerce Union common stock present in person or by proxy and entitled to vote on the matter at the Commerce Union special shareholders’ meeting.

On December 31, 2014, there were approximately 3,068,830 outstanding shares of Commerce Union common stock, each of which is entitled to one vote at the special shareholders’ meeting. On that date, the directors and officers of Commerce Union and their affiliates beneficially owned a total of approximately 16.92% of the outstanding shares of Commerce Union common stock. Each of Commerce Union’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of Commerce Union common stock in favor of the merger agreement. The presence, in person or by proxy, of shares of Commerce Union common stock representing a majority of Commerce Union’s outstanding shares entitled to vote at the Commerce Union special shareholders’ meeting is necessary in order for there to be a quorum at the Commerce Union special shareholders’ meeting. A quorum must be present in order for the vote on the merger agreement proposal, the proposal to approve the amended and restated stock option plan, and the proposal to authorize adjournment to occur. However, if there is no quorum, then the Commerce Union special shareholders’ meeting can be postponed or adjourned until such time as a quorum can be obtained.

Voting of Proxies

Reliant. Shares of common stock represented by properly executed proxies received at or prior to the Reliant special shareholders’ meeting will be voted at the Reliant special shareholders’ meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of the merger agreement and the proposal to authorize adjournment.

Any record shareholder present in person or by proxy at the special shareholders’ meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Reliant common stock entitled to vote at the special shareholders’ meeting, abstentions will have the same effect as negative votes on this proposal. Accordingly, Reliant’s board of directors urges its shareholders to complete, date, and sign the accompanying proxy form and return it promptly in the enclosed, postage-paid envelope.

Commerce Union. Shares of common stock represented by properly executed proxies received at or prior to the special shareholders’ meeting will be voted at the special shareholders’ meeting in the manner specified by the holders of such shares. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of the merger agreement proposal, the amended and restated stock option plan, and the proposal to authorize adjournment.

Because approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Commerce Union common stock entitled to vote at the special shareholders’ meeting, abstentions and broker non-votes will have the same effect as negative votes on this proposal. Accordingly, Commerce Union’s board of directors urges its shareholders to vote by telephone, through the internet, or by completing, dating, and signing the accompanying proxy form, or such other document as your broker instructs you to use if your shares are held in street name, and return it promptly in the enclosed, postage-paid envelope. A “broker non-vote” occurs if you hold shares beneficially in street name, and if you do not provide your broker with voting instructions. Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are counted as present for quorum purposes but not considered in the vote on that proposal. Broker non-votes will not affect the outcome of any other matter being voted on at the meeting, assuming that a quorum is obtained.

Revocability of Proxies

Reliant. If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the President and Chief Executive Officer of Reliant either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special shareholders’ meeting. All written notices of revocation should be addressed to Reliant Bank, 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, Attention: President and Chief Executive Officer. Attendance at the special shareholders’ meeting will not in and of itself constitute revocation of a proxy.

Commerce Union. If you are a record shareholder, the grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking your proxy. If you are a record shareholder, you may revoke a proxy at any time prior to its exercise by delivering to the President and Chief Executive Officer of Commerce Union either a duly executed revocation or a proxy bearing a later date. In addition, if you are a record shareholder, you may revoke a proxy prior to its exercise by voting in person at the special shareholders’ meeting. All written notices of revocation should be addressed to Commerce Union Bancshares, Inc., 701 South Main Street, Springfield, Tennessee 37172, Attention: President and Chief Executive Officer. Attendance at the special shareholders’ meeting will not in and of itself constitute revocation of a proxy. If your shares are held in “street name” with a broker, you must follow your broker’s instructions to revoke your voting instructions. Further, if your shares are held in “street name,” you may not vote in person at the meeting unless your broker provides you voting authorization.

Solicitation of Proxies

Reliant. Reliant is soliciting proxies from Reliant shareholders in conjunction with the special shareholders’ meeting. Reliant will pay all of the costs of soliciting proxies in connection with the special shareholders’ meeting and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Reliant who will not be specially compensated for such solicitation.

Commerce Union. Commerce Union is soliciting proxies from Commerce Union shareholders in conjunction with the special shareholders’ meeting. Commerce Union will pay all of the costs of soliciting proxies in connection with the Commerce Union special shareholders’ meeting, the cost of filing the registration statement with the SEC, of which this joint proxy statement/prospectus is a part, and one-half of the costs of printing this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Commerce Union who will not be specially compensated for such solicitation.

No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Commerce Union, Reliant, or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Commerce Union or Reliant since the date of the joint proxy statement/prospectus.

Recommendation of the Boards of Directors

Reliant. Reliant’s board of directors has determined that the merger agreement and the transactions contemplated thereby are in the best interests of Reliant and its shareholders. The board of directors of Reliant recommends that Reliant shareholders vote “FOR” the merger agreement proposal and “FOR” the proposal to authorize Reliant’s board of directors to adjourn the special shareholders’ meeting to allow time for further solicitation of proxies to approve the merger agreement proposal.

In the course of reaching its decision to adopt the merger agreement and the transactions contemplated in the merger agreement, Reliant’s board of directors, among other things, consulted with its legal advisors, Bone McAllester Norton PLLC, regarding the legal terms of the merger agreement, and with its financial advisor, Sterne, Agee & Leach, Inc., as to the fairness, from a financial point of view, of the consideration to be received by the holders of Reliant common stock in the merger. For a discussion of the factors considered by Reliant’s board of directors in reaching its conclusion, see “Proposal No. 1—The Merger—Background of the Merger” and “—Reliant’s Reasons for the Merger; Recommendation of the Reliant Board of Directors.”

Reliant shareholders should note that Reliant’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Reliant. See “Proposal No. 1—The Merger—Interests of Employees and Directors of Reliant in the Merger.”

Commerce Union. Commerce Union’s board of directors has determined that the merger agreement and the transactions contemplated thereby are in the best interests of Commerce Union and its shareholders. The board of directors recommends that Commerce Union shareholders vote “FOR” the merger agreement proposal, “FOR” approval of the amended and restated stock option plan, and “FOR” the proposal to authorize Commerce Union’s board of directors to adjourn the special shareholders’ meeting to allow time for further solicitation of proxies to approve the merger agreement proposal or the amended and restated stock option plan.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Commerce Union’s board of directors, among other things, consulted with its legal advisors, Butler Snow LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Raymond James & Associates, Inc., as to the fairness, from a financial point of view, of the merger to the shareholders of Commerce Union. For a discussion of the factors considered by Commerce Union’s board of directors in reaching its conclusion, see “Proposal No.1—The Merger—Background of the Merger” and “—Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors.”

RELIANT DISSENTERS’ RIGHTS

Reliant has concluded that Reliant shareholders have the right (commonly referred to as “dissenters’ rights”) to dissent from the merger agreement and obtain payment of the fair value of their shares of Reliant common stock, in lieu of the merger consideration that they would otherwise be entitled to receive pursuant to the merger agreement. Reliant shareholders electing to exercise dissenters’ rights must strictly comply with the provisions of chapter 23 of Tennessee Business Corporation Act (“Corporation Act”) in order to perfect their rights. A copy of chapter 23 of the corporation act is attached as Appendix B to this joint proxy statement/prospectus.

The following is intended as a summary of the material Tennessee statutory requirements which a Reliant shareholder must comply with in order for the shareholder to dissent from the merger agreement and perfect his or her dissenters’ rights. The following summary is not, however, a complete statement of all applicable requirements and Reliant shareholders are urged to read chapter 23 of the corporation act.

If a proposed corporate action giving rise to dissenters’ rights under chapter 23 of the corporation act is submitted to a vote at a meeting of shareholders, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert dissenters’ rights under chapter 23 of the corporation act. If the corporation concludes that dissenters’ rights are or may be available, a copy of chapter 23 of the corporation act must accompany the meeting notice sent to shareholders entitled to exercise dissenters’ rights. This joint proxy statement/prospectus and the accompanying Notice of Special Meeting of Shareholders of Reliant Bank constitute Reliant’s notice to holders of its common stock of the availability of dissenters’ rights in connection with the merger agreement. If a Reliant shareholder wishes to consider exercising his or her dissenters’ rights, the Reliant shareholder should carefully review the text of chapter 23 of the corporation act and consult with legal counsel, because failure to timely and properly comply with the requirements of chapter 23 of the corporation act may result in the shareholder’s loss of his or her dissenters’ rights under Tennessee law.

A Reliant shareholder who elects to exercise dissenters’ rights must satisfy all of the following requirements:

•	A Reliant shareholder must deliver to Reliant, before the merger agreement is voted on at the Reliant special shareholders’ meeting, written notice of the shareholder’s intent to demand payment for his or her shares of Reliant common stock (the “demand notice”) if the merger agreement is consummated. This demand notice must be in addition to and separate from any proxy or vote against or abstention from voting on the merger agreement. Voting against or failing to vote for the merger agreement by itself does not constitute a demand for payment within the meaning of chapter 23 of the corporation act.

•	The Reliant shareholder must not vote, or cause or permit to be voted, his or her shares in favor of the merger agreement. An abstention, a vote against, or the failure to vote will satisfy this requirement, but a vote in favor of the merger agreement, by proxy or in person, will constitute a waiver of dissenters’ rights in respect of the shares so voted and will nullify any previously-filed demand notice.

•	The shareholder must continuously hold his or her shares of Reliant common stock through the effective time of the merger agreement.

If a Reliant shareholder fails to comply with all of these requirements and the merger agreement is consummated, the Reliant shareholder will be entitled to receive the Commerce Union common stock as provided for in the merger agreement, but the shareholder will have no dissenters’ rights.

All demand notices should be executed by or on behalf of the record holder of the subject shares of Reliant common stock and addressed as follows:

Reliant Bank

Attention: DeVan Ard, President and Chief Executive Officer

1736 Carothers Parkway, Suite 100

Brentwood, Tennessee 37027

The demand notice must reasonably inform Reliant of the identity of the Reliant shareholder and the intention of the Reliant shareholder to demand payment or exercise dissenters’ rights in connection with his or her Reliant common stock. After the Reliant special shareholders’ meeting, Reliant will deliver written notice of the results of the votes taken at the Reliant special shareholders’ meeting to any Reliant shareholder who has properly delivered a demand notice to Reliant before the merger agreement is voted on at the Reliant special shareholders’ meeting.

To be effective, a demand notice must be made by or in the name of the registered Reliant shareholder, fully and correctly as the Reliant shareholder’s name appears on his or her stock certificate(s), and, generally, cannot be made by any beneficial owner if such beneficial owner does not also hold the shares of record. Generally, the beneficial owner in such cases must have the registered owner submit the required demand notice in respect of such shares.

If shares are owned of record in a fiduciary capacity, such as by a trustee, executor, administrator, guardian, or custodian, execution of a notice of intent to demand payment for such shares should be made in such capacity. If shares are owned of record by more than one person (for example, by joint tenants or tenants in common), the demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute a demand notice for a shareholder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand notice, he or she is acting as agent for the record owner(s). A record owner, such as a broker, who holds shares as a nominee for others may exercise his or her dissenters’ rights with respect to shares held for one or more beneficial owners, while not exercising such rights for other beneficial owners. In such case, the demand notice should state the number of shares as to which such dissenters’ rights are exercised. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

If a Reliant shareholder holds shares of Reliant common stock in a brokerage account or in other nominee form and the Reliant shareholder wishes to exercise dissenters’ rights, the Reliant shareholder should consult with his or her broker or such other nominee to determine the appropriate procedures for the making of a demand by such nominee.

Within 10 days after the effective time of the merger agreement, Reliant must give written notice (the “dissenters’ notice”) to each Reliant shareholder who has properly filed a demand notice and who did not vote in favor of the merger agreement. The dissenters’ notice sent to dissenting Reliant shareholders must contain a form (the “dissenters’ form”) that (i) specifies the first date of any announcement to Reliant shareholders of the principal terms of the merger agreement made prior to the effective time of the merger agreement (the “announcement date”), (ii) if any such announcement was made, requires Reliant shareholders asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before the announcement date, and (iii) requires Reliant shareholders asserting dissenters’ rights to certify that they did not vote for or consent to the applicable proposal. Additionally, the dissenters’ notice must state (i) where the dissenters’ form must be sent and where certificates must be deposited and the date by which certificates must be so deposited, (ii) the date by which Reliant must receive the dissenters’ form (the “dissenters’ form date”), which cannot be less than 40 or more than 60 days after the date the dissenters’ notice is sent, and that a Reliant shareholder will have waived his or her dissenters’ rights unless the dissenters’ form is received by Reliant by such date, (iii) Reliant’s estimate of the fair value of shares, (iv) that, if requested in writing, Reliant will provide to a requesting Reliant shareholder, within 10 days after the dissenters’ form date, the number of Reliant shareholders who timely return the dissenters’ form and the total number of shares owned by them, and (v) the date by which notices of withdrawal of payment demands must be received, which must be within 20 days after the dissenters’ form date.

A Reliant shareholder who sent a dissenters’ notice must submit to Reliant a demand for payment, certify whether the Reliant shareholder acquired beneficial ownership of his or her shares prior to the announcement date, and deposit the Reliant shareholder’s certificates in accordance with the terms of the dissenters’ notice.

A Reliant shareholder’s failure to properly comply with each such requirement, and the other requirements specified in chapter 23 of the Corporation Act, may result in a dissenting Reliant shareholder not being entitled to payment for his or her shares under chapter 23 of the Corporation Act. Dissenting Reliant shareholders will retain all of their rights as shareholders of Reliant until their rights are cancelled or modified by the consummation of the merger agreement.

Once the merger agreement is consummated, Reliant will pay each dissenting Reliant shareholder who has complied with chapter 23 of the corporation act the amount Reliant estimates to be the fair value of the dissenting Reliant shareholder’s shares, plus accrued interest. Such payment will be accompanied by, among other information, (i) a statement of Reliant’s estimate of the fair value of the dissenting Reliant shareholder’s shares, (ii) a statement of the dissenting Reliant shareholder’s right to demand payment of the dissenting Reliant shareholder’s estimate of the fair value of the dissenting Reliant shareholder’s shares and amount of interest due, (iii) an explanation of how Reliant calculated the interest, and (iv) Reliant’s balance sheet as of a fiscal year ended not more than 16 months before the date of payment, an income statement for the same year, a statement of changes in shareholders’ equity for that year, and Reliant’s most recent, available interim financial statements, if any.

A dissenting Reliant shareholder may notify Reliant in writing of his or her own estimate of the fair value of his or her shares and amount of interest due and demand payment of that amount, if the dissenting Reliant shareholder believes that the amount paid by Reliant is less than the fair value of the dissenting Reliant shareholder’s shares or that the interest due is incorrectly calculated, or if Reliant fails to make payment within two months of the date set for demanding payment in the dissenters’ notice.

If a dissenting Reliant shareholder makes a demand for payment that remains unsettled, Reliant must commence a judicial proceeding within two months after receiving such payment demand and petition the court to determine the fair value of the dissenting Reliant shareholder’s shares and accrued interest. If Reliant does not commence the judicial proceeding within this two-month period, Reliant will pay each dissenting Reliant shareholder whose demand remains unsettled the amount demanded. Reliant will make all dissenting Reliant shareholders whose demands remain unsettled parties to the proceeding. In such proceeding, the court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. Generally, each dissenting Reliant shareholder made a party to the proceeding will be entitled to a judgment for the amount, if any, by which the court finds the fair value of the dissenting Reliant shareholder’s shares, plus accrued interest, exceeds the amount paid by Reliant.

The court in an appraisal proceeding will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against Reliant, except that the court may assess costs against all or some of the dissenting Reliant shareholders to the extent the court finds that the dissenting Reliant shareholders acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties against Reliant (and in favor of any or all dissenting Reliant shareholders), if the court finds Reliant did not substantially comply with the requirements of part 2 of chapter 23 of the corporation act, or against either Reliant or a dissenting Reliant shareholder (and in favor of any other party), if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23 of the corporation act. If the court finds that the services of counsel for any dissenting Reliant shareholder were of substantial benefit to other dissenting Reliant shareholders similarly situated, and that the fees for those services should not be assessed against Reliant, the court may award to counsel reasonable fees to be paid out of the amounts awarded to the dissenting Reliant shareholders who were benefited.

IN LIGHT OF THE COMPLEXITY OF CHAPTER 23 OF THE CORPORATION ACT, ALL RELIANT SHAREHOLDERS WHO MAY WISH TO DISSENT FROM THE MERGER AGREEMENT AND PURSUE DISSENTERS’ RIGHTS WITH RESPECT THERETO SHOULD CONSULT WITH AN INDEPENDENT LEGAL ADVISOR.

PROPOSAL NO. 1—THE MERGER

The following information describes the material aspects of the merger. A copy of the merger agreement is included as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the reorganization agreement in its entirety.

General

The Commerce Union board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Commerce Union common stock for use at the Commerce Union special shareholders’ meeting. The Reliant board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Reliant common stock for use at the Reliant special shareholders’ meeting.

Transaction Structure

The merger agreement provides for the merger of Reliant with and into Commerce Union Bank upon and subject to the terms and conditions set forth in the merger agreement and in accordance with the Tennessee Banking Act and the Tennessee Business Corporation Act. At the effective time of the merger, the separate corporate existence of Reliant will cease and Commerce Union Bank, as the surviving corporation of the merger, will continue as a banking corporation chartered under Tennessee law (we sometimes refer to Commerce Union Bank in its capacity as the surviving corporation of the merger as the “surviving bank”). Following the merger, Commerce Union Bank will remain a wholly-owned subsidiary of Commerce Union. The charter and bylaws of Commerce Union Bank as in effect immediately prior to the merger will serve as the charter and bylaws of the surviving bank, until amended in accordance with applicable law.

Reliant Proposal

At the Reliant special shareholders’ meeting, holders of Reliant common stock will be asked to vote upon the adoption of the merger agreement. The merger will not be completed unless Reliant’s shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Commerce Union Proposal

At the Commerce Union special shareholders’ meeting, holders of Commerce Union common stock will be asked to vote upon the adoption of the merger agreement. The merger will not be completed unless Commerce Union’s shareholders adopt the merger agreement and, by doing so, approve the proposed merger.

Background of the Merger

As part of its ongoing consideration and evaluation of Reliant’s long-term strategic plan, Reliant’s board of directors and senior management have from time to time reviewed and assessed the institution’s business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing shareholder value. On August 23, 2013, Reliant’s board of directors met for a strategic planning session. The focus of the meeting was to discuss and develop a short-to-intermediate-term strategy for Reliant, and the board discussed several methods to enhance shareholder value, including growing the bank organically, selling the bank, or entering into a business combination in which Reliant would be the surviving entity. Reliant’s directors decided on a dual track for the bank’s future with the intention of creating an opportunity for a liquidity event within three to five years. The plan called for the bank to take measures to enhance the value of the bank on a stand-alone basis, including through organic growth and enhanced efficiencies, products, technology, and customer service. In addition, the board of directors agreed that an evaluation of future business combination opportunities would enhance shareholder value. Reliant’s board of directors agreed that transaction modeling, board involvement, and board depth were crucial to the future success of the company.

Similarly, the board of directors of Commerce Union believes that its primary responsibility is to enhance shareholder value. Since Commerce Union Bank’s inception in 2006, the board of directors has sought to achieve this goal by growing organically through de novo branching and mortgage loan office operations. Commerce Union’s board of directors and senior management have from time to time reviewed and assessed the institution’s business strategies and objectives, including possible strategic transactions. The Commerce Union board of directors had previously considered other possible merger opportunities. In 2008, one such possible transaction progressed through the due diligence stage at which point Commerce Union chose to withdraw from negotiations based on differences in credit cultures. Another opportunity presented itself in 2010 and was abandoned because of differences of opinion on the valuation of the target company, and another in 2013 did not progress further than informal discussions between the chief executive officers.

The boards of directors of Commerce Union and Reliant have evaluated their respective businesses and strategic opportunities on an ongoing basis, and both institutions have regularly monitored financial institutions in and near their target markets for potential transaction partners in order to evaluate potential business combinations from time to time. Both Commerce Union and Reliant came to the conclusion, independently, that the potential for growth and for enhancing shareholder value is greater if two strong banking companies merge, diversifying their loan portfolios and expanding their market footprint.

On October 16, 2013, Ron DeBerry, chairman, president, and chief executive officer of Commerce Union, met informally with DeVan Ard, president and chief executive officer of Reliant, to discuss the future of community banking and the current position of each bank within their respective markets. Mr. Ard and Mr. DeBerry discovered that their views about banking were very similar, but no discussion of a possible merger of the two organizations was held at this lunch meeting.

On December 9, 2013, Messrs. Ard and DeBerry met with representatives from two investment banking firms, including a representative of Sterne Agee & Leach, Inc., about the possibility of a business combination involving Commerce Union and Reliant. The group reviewed possible strengths and synergies, including, among other things, the two financial institutions’ cultural compatibility, contiguous market locations, and the potential operating efficiencies associated with a larger, combined company, that could be beneficial to both companies and their respective shareholders. Mr. Ard and Mr. DeBerry determined that a potential combination of their respective institutions warranted further discussion.

On December 17, 2013, Messrs. Ard and DeBerry met again at the office of Farzin Ferdowsi, Reliant’s chairman of the board of directors, to continue their discussions. At this meeting, the two chief executive officers and Mr. Ferdowsi decided that they would recommend that their respective boards evaluate and pursue merger discussions.

On December 19, 2013, at a meeting of the board of directors of Commerce Union Bank, Mr. DeBerry updated the board on the December 9, 2013 meeting with Mr. Ard and the financial advisors. Mr. DeBerry provided an overview of the potential benefits and synergies of a combination between Reliant and Commerce. The board was supportive of continuing preliminary discussions with Reliant regarding a potential transaction.

On December 30, 2013, Commerce Union and Reliant signed a mutual nondisclosure and confidentiality agreement.

The two chief executive officers continued to discuss a possible strategic combination throughout the following weeks. On January 9, 2014, Messrs. Ard and DeBerry met again with two investment banking firms, including Sterne Agee, to discuss the investment bankers’ initial analysis of a possible merger of the two companies.

On January 16, 2014, Reliant’s board of directors met with counsel from Bone, McAllester & Norton, PLLC. At this meeting, counsel discussed with the board of directors the steps to effect a merger, as well as the directors’ duties of care and loyalty in overseeing the merger from Reliant’s point of view. Reliant’s board of directors unanimously approved moving forward with merger discussions with Commerce Union.

On January 21, 2014, Commerce Union and Reliant jointly distributed to six investment banking firms requests for pricing proposals for the following services: (i) financial advisory/valuation services and project management; (ii) buy-side fairness opinion; (iii) sell-side fairness opinion; (iv) advisory services plus a buy-side fairness opinion; (v) advisory services plus a sell-side fairness opinion. Five firms responded.

On January 23, 2014, at a meeting of the Commerce Union board of directors, Mr. DeBerry updated the board on the status of discussions with Reliant and the process of retaining the services of an investment bank to represent Commerce Union in connection with such negotiations. The members of the board directed the executive committee to review the proposals and select a financial advisor.

After reviewing the proposals, Reliant selected Sterne Agee to act as its financial advisor and to deliver a fairness opinion in connection with the transaction. On January 30, 2014, the executive committee of the Commerce Union board of directors selected Raymond James & Associates, Inc. to serve as its financial advisor and to deliver a fairness opinion in connection with the transaction.

On January 28, 2014, Messrs. Ard and DeBerry met to discuss various merger-related issues, including the name of the surviving bank.

On February 4, 2014, members of the boards of directors of both Reliant and Commerce Union met for an informal social gathering in Nashville. No material business discussions were held during this event.

On February 10, 2014, Messrs. Ard and DeBerry met with Maggart & Associates, Certified Public Accountants to discuss the accounting and tax treatment in connection with a potential merger.

On February 19, 2014, Messrs. Ard and DeBerry met with counsel and representatives from Raymond James and Sterne Agee to discuss the proposed transaction, the due diligence process, the vision for the combined institutions, certain proposed terms of a merger agreement, and post-transaction board composition.

On February 20, 2014, the Commerce Union board of directors met with counsel and a representative from Raymond James. At the meeting, Commerce Union’s management reviewed the progress of the potential transaction with Reliant. Among other matters, the board of directors discussed potential risks associated with the transaction, particularly the risk that the combined company may not achieve potential revenue enhancements, cost savings or earnings, the risk that the per share market price of Commerce Union common stock may decline, and the risk that the liquidity of the Commerce Union common stock following the proposed transaction may not be significantly better than the current liquidity of the Commerce Union common stock. The board also discussed potential strategies to address those risks, as well as the obligations of directors when considering a proposed merger, the merger and due diligence process in general, the composition of the board of directors post-merger, and the characteristics of and purpose of a fairness opinion. Raymond James discussed with the board the process to develop an exchange ratio for the transaction that would be acceptable to both parties and fair to Commerce Union’s shareholders. Raymond James discussed the methodology used to determine each company’s franchise value, including, among other qualitative and quantitative factors, the markets in which the banks operate, the growth potential in those markets, and whether there is likely to be on-going banking company consolidation in those markets. After considering, among other things, Commerce Union’s strategies, objectives, and challenges and the interests of the company and its shareholders, as well as Reliant’s geographic, cultural and strategic compatibility with Commerce Union, the Commerce Union board concluded that the proposed transaction with Reliant could be in the best interests of its shareholders as of this time and warranted moving to the next step of a potential combination.

On February 20, 2014, Reliant’s board of directors met to discuss the strategic opportunity presented by a potential transaction with Commerce Union. At this meeting, representatives of Sterne Agee presented a review of current banking trends and a preliminary financial analysis of the proposed merger. The Reliant board authorized Mr. Ard to move forward with due diligence and negotiation of definitive documents to present to the board for consideration.

On February 21, 2014, Messrs. Ard and DeBerry met in the offices of Butler Snow LLP to discuss, among other merger-related issues, the location of the main office of the surviving bank post-merger, and the name of the surviving bank.

On February 28, 2014, Messrs. Ard and DeBerry met by conference call with counsel for each company, together with representatives from Raymond James and Sterne Agee to resolve various issues related to a letter of intent for the proposed transaction.

On March 10, 2014, Commerce Union Bank engaged an independent firm to conduct a due diligence review of Reliant’s loan portfolio. Similarly, on March 3, 2014, Reliant engaged an independent firm to conduct a due diligence review of Commerce Union’s loan portfolio. The purpose of these engagements was to provide Commerce Union Bank and Reliant each with an independent assessment of the other entity’s loan quality, underwriting practices, documentation, and other matters related to lending. Additionally, these reviews included assessments of the entities’ respective investment portfolios, other-real-owned holdings, and asset/liability management risk.

On March 12, 2014, management from Commerce Union and Reliant met to provide an opportunity for the key officers of both banks to get to know each other.

On March 17, 2014, members of the Commerce Union board received and reviewed a copy of a proposed non-binding letter of intent, which proposed a merger of Reliant with and into Commerce Union Bank, with Commerce Union Bank to be the surviving entity in the merger. The letter of intent additionally provided that, among other things, as consideration for the proposed transaction, each Reliant shareholder would receive shares of Commerce Union common stock based on a ratio whereby, after the effective time of the proposed merger, Reliant’s shareholders as a group would own approximately 55% of the common stock of Commerce Union, on a fully diluted basis. That same day, a majority of the Commerce Union directors consented to submitting the letter of intent to Reliant. The letter of intent was delivered to Reliant on March 17, 2014.

Reliant’s board of directors met on March 18, 2014, with a representative of Sterne Agee participating by telephone conference, to consider the letter of intent. At this meeting, Sterne Agee reviewed the financial justification for the exchange ratio and the preliminary projected financial impact. Mr. Ard reviewed with the board the status of discussions with Commerce Union and presented the potential terms and issues regarding a transaction with Commerce Union. Sterne Agee discussed various issues with the board, including pricing, comparable transactions, and calculations used in determining a final exchange ratio, such as earnings and total book value contribution. Following discussion, the Reliant board of directors unanimously approved the non-binding letter of intent and authorized Mr. Ard to execute it on behalf of Reliant. Mr. Ard executed the letter of intent on behalf of Reliant on March 18, 2014.

Members of the Commerce Union management team conducted credit due diligence at Reliant’s operations center on March 29, 2014.

Messrs. Ard and DeBerry met by conference call on March 31, 2014, to continue their general discussions on post-transaction integration of the two banks.

On April 1, 2014, Butler Snow distributed a draft merger agreement to Reliant and Bone McAllester reflecting the terms of the executed non-binding letter of intent. Bone McAllester provided a first round of comments on the draft merger agreement to Butler Snow during a telephone conference call on April 8, 2014. Thereafter, Bone McAllester and Butler Snow discussed legal issues with respect to the potential transaction on multiple occasions, and additional drafts of the merger agreement were exchanged between the parties. During this time, the parties, with the assistance of counsel and their respective financial advisors, negotiated the terms of a definitive agreement and plan of merger for presentation to and approval of the parties’ respective boards of directors. The negotiations revealed various areas of disagreement and resulted in compromises by both sides to reach an agreement acceptable to both parties to present to their respective boards of directors to consider. Such areas included the appropriateness of materiality, knowledge, and other qualifiers on the representations and warranties made by the parties in the merger agreement; the limitations to be included in the merger agreement on the parties’ ability to take certain actions in the operation of their respective businesses pending the merger, including limitations on extensions of credit in excess of stated amounts, the disposition of “other real estate owned,” and increasing or decreasing interest rates paid on deposits and introducing new products or services; the duration of Commerce Union Bank’s obligations under the merger agreement to indemnify Reliant directors and officers post-merger; and the amount of the termination or “breakup” fees provided for in the merger agreement.

While the terms of the definitive agreement were being finalized, members of the Commerce Union and Reliant management teams met on April 2, 2014, and again on April 4, 2014, to discuss the results of the review of both banks’ loan portfolios.

The Commerce Union board of directors met on April 3, 2014, to discuss the progress of the merger agreement negotiations. The board discussed the process for the transaction going forward, the opportunities presented by the merger and various reasons that the merger could benefit the company’s shareholders.

Messrs. Ard and DeBerry met by conference call on April 7, 2014, together with a compensation consultant, regarding a retention plan for both Commerce Union and Reliant to attempt to retain key employees during the merger process.

Commerce Union received written report on the due diligence review of Reliant’s loan portfolio from the third party consultant on April 15, 2014. Reliant received its written report on the due diligence review of Commerce Union’s portfolio on April 14, 2014.

Between April 14 and April 17, 2014, Messrs. Ard and DeBerry continued to talk with each other by telephone on issues related to the merger, including staffing and the post-merger composition of the boards of directors and various committees.

On April 21, 2014, Reliant’s board of directors met to review the proposed merger agreement. At this meeting, Sterne Agee provided the Reliant directors with a transaction overview and presented information showing, among other things, that the merger would be accretive to Reliant’s projected earnings per share and would improve the combined company’s capital ratios. At the conclusion of this meeting, the Reliant board of directors directed management to request a reevaluation of the exchange ratio such that current Reliant shareholders would own a greater percentage of the combined company following the merger. Reliant management subsequently advised Mr. DeBerry of the Reliant board of directors’ request to adjust the exchange ratio on the afternoon of April 21, 2014, prior to the meeting of the Commerce Union board of directors that same day.

The board of directors of Commerce Union met the evening of April 21, 2014, to review and discuss the proposed merger agreement. At this meeting, counsel to the company went through the terms of the merger agreement and the director support agreements in detail with the board of directors. Additionally, Raymond James discussed with the board its analysis as to the fairness of the unadjusted exchange ratio to Commerce Union’s shareholders from a financial point of view, which unadjusted exchange ratio would result in current Reliant shareholders to hold 55.0% of the Commerce Union common stock post-merger. Both Raymond James and counsel to the company answered various questions posed by directors at this meeting regarding, among other things, the exchange ratio, the director support agreements, and the merger agreement. At this meeting, Mr. DeBerry also advised the Commerce Union board of directors of Reliant’s recent request to adjust the exchange ratio so that Reliant shareholders would own a greater percentage of the combined company following the merger. Knowledge of this request sparked continuing discussion regarding the benefits and fairness of the proposed transaction to Commerce Union shareholders and discussion between the board and Raymond James representatives regarding the continuing fairness of the proposed transaction in light of an adjusted exchange ratio less favorable to Commerce Union shareholders. At the conclusion of this meeting, the Commerce Union board of directors directed management and Raymond James to continue discussions with Reliant regarding the exchange ratio for the transaction.

On April 22, 2014, Messrs. Ard and DeBerry met at the offices of Butler Snow to discuss Reliant’s board of directors’ determination that the proposed exchange ratio warranted adjustment. Mr. DeBerry agreed to recommend to Commerce Union’s board of directors that the exchange ratio be revised such that Reliant shareholders would own 55.5% of the combined company following the consummation of the merger, on a fully diluted basis. Messrs. Ard and DeBerry agreed in principal upon this modified exchange ratio based on the belief that the proposed merger would still be in the long-term best interest of both the Commerce Union and Reliant shareholders.

On April 24, 2014, the Commerce Union board of directors met with counsel and the company’s financial advisor to discuss the revisions to the merger agreement, including the revised exchange ratio. After considering, among other things, Commerce Union’s strategies, objectives, and the interests of the company and its shareholders, the Commerce Union board concluded that the revised merger agreement, including the exchange ratio, was in the best interests of the company and its shareholders. At this meeting, Raymond James provided an analysis of the fairness of the proposed transaction to Commerce Union from a financial point of view. Raymond James delivered its oral opinion to the Commerce Union board of directors (subsequently confirmed in writing) that, as of April 24, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the exchange ratio was fair, from a financial point of view, to the then current holders of Commerce Union common stock. At this meeting, the Commerce Union board of directors, by a unanimous vote, approved the merger agreement and the transactions contemplated by such agreement. The board of directors also voted to recommend to the shareholders of Commerce Union that they approve the merger agreement and authorized Mr. DeBerry to execute the agreement on behalf of Commerce Union.

Reliant’s board of directors met on April 24, 2014, to consider the negotiated changes to the merger agreement and to vote on the merger agreement. At this meeting, representatives from Sterne Agee participated telephonically and reviewed the financial aspects of the proposed transaction. Sterne Agee rendered an opinion that, as of the date of the merger agreement, the exchange ratio with Commerce Union in the merger was fair, from a financial point of view, to Reliant. The board of directors reviewed the proposed exchange ratio of 1.0213 shares of Commerce Union stock for each share of Reliant stock, providing current Reliant shareholders with 55.50% of the consolidated entity, on a fully diluted basis. Additionally, the board discussed the plans for operating each institution pending the consummation of the merger, indemnification of Reliant’s officers and directors following the merger, and employment arrangements post-merger. At this meeting, the board of directors, by a unanimous vote, approved the merger agreement and the transactions contemplated by the agreement. The board of directors also voted to recommend to the Reliant shareholders that they approve the merger agreement, and the board authorized Mr. Ard to execute the agreement on behalf of Reliant.

On Friday, April 25, 2014, Commerce Union and Reliant executed the merger agreement, and the proposed merger was publicly announced the following business day, on Monday, April 28, 2014.

On August 7, 2014, the Federal Reserve informed Commerce Union Bank that the agency would not be able to provide a final approval of the merger application until after the agency completed a previously-scheduled, routine compliance examination of Reliant.

On December 23, 2014 Commerce Union filed the merger application with the Federal Reserve. On December 31, 2014, Commerce Union, Reliant, and Commerce Union Bank entered into the First Amendment to Agreement and Plan of Merger, which extended the termination of the merger agreement until April 15, 2015.

Reliant’s Reasons for the Merger; Recommendation of the Reliant Board of Directors

After careful consideration, Reliant’s board of directors, at a meeting held on April 24, 2014, adopted the merger agreement, determined that the merger agreement and the transactions contemplated thereby to be fair and in the best interests of Reliant and its shareholders, and resolved to recommend that the shareholders approve the merger agreement. In reaching its decision to adopt the merger agreement, the merger and the other transactions contemplated thereby, and to recommend that the shareholders approve the merger agreement, the Reliant board of directors consulted with Reliant management, as well as its financial and legal advisors, and considered a number of factors, including the following:

•	the fact that the merger would combine two established banking franchises to create a bank with over $600 million in assets that would rank, by combined deposits, 15th in market share in the Middle Tennessee area;

•	the consistency of the merger with Reliant’s long-term strategic vision to seek profitable future expansion, providing the foundation for future expansion of its geographic footprint, leading to continued growth in overall shareholder value;

•	the business strategy and strategic plan of Reliant, its prospects for the future, projected financial results, and expectations relating to the proposed merger with Commerce Union Bank;

•	a review of the risks and prospects of Reliant remaining independent, including the challenges of the current financial and regulatory climate versus combining with another organization to become a well-capitalized, well-managed and larger organization;

•	a review of the historical financial statements and condition of Reliant and certain other internal information, primarily financial in nature, relating to the businesses, earnings and balance sheet of Reliant;

•	the complementary nature of the businesses of Reliant and Commerce Union Bank and the anticipated improved stability of the combined company’s business and earnings in varying economic and market climates;

•	the opportunity to build greater brand recognition and awareness;

•	the familiarity of Reliant’s senior management team with Commerce Union’s management team and the belief of Reliant’s senior management that the managements and employees of Reliant and Commerce Union possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, production and management talent;

•	the financial strength of Commerce Union based on Commerce Union’s historical revenues and revenue expectations over the near and long term;

•	the form and amount of the merger consideration, including the potential tax effects of the stock component of the consideration;

•	the ability of Reliant’s shareholders to benefit from the combined financial institution’s potential growth, earnings, and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to Reliant’s earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer banking markets;

•	the ability of Commerce Union to complete a merger transaction from a financial and regulatory perspective;

•	the geographic fit and increased customer convenience of the branch networks of the combined entity;

•	the potential continued representation of Reliant’s senior management on the management team and board of directors of the combined entity;

•	the anticipated effect of the acquisition on Reliant’s retained employees;

•	the effect on Reliant’s customers and the communities served by Reliant;

•	the increased legal lending capacity available to borrowers by reason of the merger;

•	the belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable time frame;

•	the long-term and short-term interests of Reliant and its shareholders, the interests of the employees, customers, creditors and suppliers of Reliant, and community and societal considerations including those of the communities in which Reliant maintains offices; and

•	the opinion of Sterne Agee, delivered to the Reliant board of directors on April 24, 2014, that as of that date, the exchange ratio with Commerce Union in the merger was fair from a financial point of view to Reliant.

Based on the factors described above, the board of directors of Reliant determined that the merger of Reliant with Commerce Union Bank would be advisable and in the best interests of Reliant and its shareholders and other constituencies, and the board adopted the merger agreement and resolved to recommend its approval to the shareholders of Reliant.

The foregoing discussion of the information and factors considered by Reliant’s board of directors is not intended to be exhaustive but includes the material factors considered by Reliant’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Reliant’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Reliant’s board of directors may have given different weight to different factors. Reliant’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Reliant management and Reliant’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Reliant’s Financial Advisor

On February 25, 2014, the Reliant board of directors retained Sterne Agee to act as financial adviser to Reliant regarding a potential merger transaction with Commerce Union Bank, a bank wholly owned by Commerce Union. As part of the engagement, Sterne Agee was asked to assess the fairness, from a financial point of view, of the exchange ratio to Reliant shareholders. Sterne Agee, a nationally recognized investment banking firm with offices throughout the United States, has substantial experience in transactions similar to the merger. As part of its investment banking business, Sterne Agee is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. As specialists in the securities of banking companies, Sterne Agee has experience in, and knowledge of, the valuation of banking enterprises. Other than with respect to the proposed merger, Sterne Agee has not been engaged to provide services to Reliant during the past two years.

As part of Sterne Agee’s engagement, representatives participated telephonically in Reliant’s board of directors meeting held on April 24, 2014, during which Reliant’s board of directors evaluated the proposed merger. At this meeting, Sterne Agee reviewed the financial aspects of the proposed transaction and rendered an opinion that, as of the date of the merger agreement, the exchange ratio with Commerce Union in the merger was fair, from a financial point of view, to Reliant. Reliant’s board of directors approved the merger agreement at this meeting.

The full text of Sterne Agee’s written opinion is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. Reliant’s stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sterne Agee. You are urged to read the full text of such opinion. Sterne Agee has approved the inclusion and summary of its opinion in this joint proxy statement/prospectus.

Sterne Agee’s opinion speaks only as of the date of the opinion. The opinion is directed to Reliant’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any shareholder as to how the shareholder should vote or act with respect to any matter relating to the merger.

In rendering its opinion, Sterne Agee, among other things:

•	Reviewed the merger agreement dated April 25, 2014;

•	Reviewed certain publicly-available financial and business information of Reliant, Commerce Union, and their affiliates which Sterne Agee deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity, and prospects of Reliant and Commerce Union;

•	Reviewed materials detailing the merger prepared by Reliant, Commerce Union and their affiliates and by their legal and accounting advisors;

•	Conducted conversations with members of senior management and representatives of both Reliant and Commerce Union regarding the matters described in bullets 1-4 above, as well as their respective businesses and prospects before and after giving effect to the merger;

•	Compared certain financial metrics of Reliant, Commerce Union, and other selected depository institutions that Sterne Agee deemed to be relevant;

•	Compared certain historical and projected financial information for Reliant and Commerce Union relative to the exchange ratio and their respective shareholders’ ownership in the combined company;

•	Analyzed the imputed valuation of the Commerce Union and the Reliant common stock based on certain publicly traded depository institutions that Sterne Agee deemed to be relevant and the financial forecasts of both Commerce Union and Reliant;

•	Analyzed a range of net present values of the Commerce Union and the Reliant common stock based on the financial forecasts of both Commerce Union and Reliant relative to the exchange ratio;

•	Analyzed the impact of the merger on certain balance sheet, income statement and capital ratios of Reliant and Commerce Union;

•	Analyzed the impact of the merger on Reliant’s and Commerce Union’s estimated stand-alone earnings per share and tangible book value per share for the projected fiscal years ending December 31, 2014, 2015, 2016, 2017, and 2018;

•	Reviewed the overall environment for depository institutions in the United States and Middle Tennessee;

•	Conducted such other financial studies, analyses and investigations and took into account such other matters as Sterne Agee deemed appropriate for purposes of its opinion, including its assessment of general economic, market and monetary conditions; and

•	Reviewed the overall environment for depository institutions in the United States and Middle Tennessee.

Sterne Agee, in conducting its review and arriving at its opinion, relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Sterne Agee did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Sterne Agee relied upon the management of Reliant and Commerce Union as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Sterne Agee. Sterne Agee assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Sterne Agee did not make or obtain any evaluation or appraisal of the property of Reliant or Commerce Union, nor did it examine any individual credit files.

The projections furnished to Sterne Agee and used by it in certain of its analyses were prepared by Reliant’s and Commerce Union’s senior management teams. Reliant and Commerce Union do not publicly disclose internal management projections of the type provided to Sterne Agee in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Sterne Agee assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waiver; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

Sterne Agee further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Sterne Agee’s opinion is not an expression of an opinion as to the price at which shares of Reliant common stock will trade following the announcement of the merger, the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the price at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, Sterne Agee made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Sterne Agee, Reliant and Commerce Union. Any estimates contained in the analyses performed by Sterne Agee are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Sterne Agee opinion was among several factors taken into consideration by the Reliant board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Reliant board of directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by Sterne Agee to the Reliant board of directors on April 24, 2014, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Sterne Agee opinion or the presentation made by Sterne Agee to the Reliant board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sterne Agee did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Sterne Agee believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposal. Sterne Agee reviewed the financial terms of the proposed transaction. Pursuant to the terms of the merger agreement, upon the merger, each outstanding share of Reliant common stock, par value $1.00, shall be cancelled, shall cease to exist and shall no longer be outstanding and shall be converted into the right to receive 1.0213 shares of Commerce Union’s common stock, $1.00 par value.

Contribution Analysis. Sterne Agee compared certain historical and projected financial information for Reliant and Commerce Union relative to the exchange ratio and their shareholders’ ownership in the combined company. Based on the analysis, Reliant’s imputed ownership ranged from 53.3% to 59.7% and the implied exchange ratio ranged from 0.9359 to 1.2150. The analysis is illustrated below:

	Contribution ($M)			Contribution (%)		Exchange Ratio Analysis
	Reliant Bank	CUB	Pro Forma	Reliant Bank	CUB	Implied Exchange Ratio		Premium/(Discount) to 1.0213x
Historical Balance Sheet
Gross Loans	292.5	221.3	513.8	56.93%	43.07%		1.0823	6.0%
Deposits	305.8	206.1	511.8	59.74%	40.26%		1.2150	19.0%
Tangible Common Equity	39.4	34.5	73.9	53.33%	46.67%		0.9359	-8.4%
			Average	56.67%	43.33%		1.0708	4.8%

Historical Core PTPP (1)
FY 2013	4.6	3.5	8.1	56.66%	43.34%		1.0704	4.8%
2014, Q1	1.1	0.9	2.0	53.87%	46.13%		0.9561	-6.4%
LTM	4.7	3.6	8.3	56.25%	43.75%		1.0529	3.1%
			Average	55.59%	44.41%		1.0251	0.4%

Projected Core PTPP (1)
FY 2014	5.3	4.3	9.6	54.92%	45.08%		0.9976	-2.3%
FY 2015	6.3	4.9	11.2	56.37%	43.63%		1.0580	3.6%
			Average	55.64%	44.36%		1.0273	0.6%

Projected—As Adjusted
Tangible Common Equity—3/31/14	41.9	34.5	76.3	54.83%	45.17%		0.9941	-2.7%
FY 2014, Net Income	3.1	2.4	5.5	56.60%	43.40%		1.0678	4.6%
FY 2015 Net Income	3.5	2.6	6.2	57.36%	42.64%		1.1017	7.9%
FY 2016 Net Income	4.0	2.9	6.8	58.03%	41.97%		1.1324	10.9%
FY 2017 Net Income	4.2	3.0	7.2	58.23%	41.77%		1.1414	11.8%
FY 2018 Net Income	4.5	3.3	7.8	57.82%	42.18%		1.1227	9.9%
			Average	57.15%	42.85%		1.0920	6.9%

						High	1.2150	19.0%
Pro Forma Ownership—Basic				56.55%	43.45%	Low	0.9359	-8.4%
Pro Forma Ownership—Fully Diluted				55.50%	44.50%	Mean	1.0663	4.4%
						Median	1.0691	4.7%
			Average	55.58%	44.42%		1.0245	0.3%

Note: Dollars in millions; financial data as of March 31, 2014

(1)	Core Pre-Tax, Pre-Provision excludes provision expenses, gains on securities and other non-recurring items; for Reliant, the NCI received for losses incurred in the mortgage banking segment is added back

Data Source: Company documents, SNL Financial, Management Estimates

Per Share Valuation. Sterne Agee reviewed the valuation for the shares of Commerce Union common stock and Reliant common stock and compared them with those of certain publicly traded depository institutions that it deemed to be relevant:

Commerce Union Public Peer Analysis

For Commerce Union public peers, Sterne Agee selected the following publicly traded nationwide banks and bank holding companies with total assets between $150 million and $350 million, non-performing assets/(loans + Other Real Estate Owned) less than 3%, tangible common equity/tangible assets less than 15%, and LTM Core ROAA greater than 0.70%:

West Milton Bancorp, Inc.	Truxton Corporation
Jacksonville Bancorp, Inc.	Little Bank, Inc.
Heritage Bankshares, Inc.	Farmers and Merchants Bank
Minden Bancorp, Inc.	Home Federal Bancorp, Inc. of Louisiana
Peoples Limited	Bank of Akron
Redwood Capital Bancorp	Surrey Bancorp
County Commerce Bank	Pinnacle Bancshares, Inc.
Bank of McKenney	Choice Bancorp, Inc.
Farmers Bank of Appomattox	High Country Bancorp, Inc.
Birmingham Bloomfield Bancshares, Inc.	GNB Financial Services, Inc.
American Riviera Bank	Trinity Bank, N.A.
Capital Bank	River Valley Community Bank
Home Loan Financial Corporation	Logansport Financial Corp.
Founders Bancorp	Lighthouse Bank
Summit Bank	Golden Valley Bank

To perform this analysis, Sterne Agee used financial information as of December 31, 2013, including LTM data which is 12 months prior to December 31, 2013, for peers and financial information as of March 31, 2014, for Commerce Union. The market price information was as of April 22, 2014. Sterne Agee’s analysis showed the following concerning Commerce Union and its peer group’s minimum, median, mean, and maximum financial performance, financial condition, and market performance metrics:

	Commerce Union Bancshares	Peer Group High	Peer Group Low	Peer Group Mean	Peer Group Median
Total Assets	263.3	342.3	150.5	227.0	213.1
Tangible Common Equity / Tangible Assets	13.09	14.47	5.98	10.83	10.20
Non-Performing Assets / (Loans + OREO) (1)	0.68	2.78	0.00	1.02	0.89
Loans / Deposits	107.38	109.68	43.26	80.18	78.77
Core Return on Average Assets (2)	0.84	1.72	0.72	1.02	0.95
Core Return on Average Equity (2)	6.00	16.09	5.81	9.09	8.52
Market Cap	37.7	74.3	11.9	28.8	25.3
Price / Tangible Book Value	109.2	293.2	66.0	117.4	106.4
Price / LTM Core EPS	18.6	18.1	8.4	12.1	11.7
52-Week High	97.1	100.0	57.1	91.9	94.1

(1)	Commerce Union data as of December 31, 2013.
(2)	Core income excludes extraordinary items, gain/loss on sale of securities, and nonrecurring items.

The analysis compared publically available market value information for Commerce Union’s public peers to determine implied valuation for Commerce Union.

Implied Value Based On:	Implied Valuation High	Implied Valuation Low	Implied Valuation Mean	Implied Valuation Median
Price / Tangible Book Value (1)	$32.94	$7.42	$13.18	$11.95
Price / 2014, EPS (2)	$13.97	$6.50	$9.33	$8.99

(1)	Based on Commerce Union data as of March 31, 2014.
(2)	Based on management’s estimates of Commerce Union’s earnings.

Reliant Public Peer Analysis

For Reliant’s public peers, Sterne Agee selected publicly traded nationwide banks with total assets between $250 million and $500 million, non-performing assets/(loans + Other Real Estate Owned) less than 5%, tangible common equity/tangible assets less than 15%, and LTM Core ROAA greater than 0.70%;

National Bancshares Corporation	Benchmark Bankshares, Inc.
Summit State Bank	Boyle Bancorp, Inc.
First Capital, Inc.	Sound Financial Bancorp, Inc.
Steuben Trust Corporation	Iowa First Bancshares Corp.
Jeffersonville Bancorp	FS Bancorp, Inc.
Ledyard Financial Group, Inc.	Crystal Valley Financial Corporation
Santa Cruz County Bank	Northwest Bancorporation, Inc.
Southwest Georgia Financial Corporation	LSB Financial Corp.
Valley Commerce Bancorp	CommerceWest Bank
California Bank of Commerce	Consumers Bancorp, Inc.
New Tripoli Bancorp, Inc.	West Milton Bancorp, Inc.
Truxton Corporation	Jacksonville Bancorp, Inc.
Commercial Bancshares, Inc.	Little Bank, Inc.
Heritage Bankshares, Inc.	Farmers and Merchants Bank
Athens Bancshares Corporation	Minden Bancorp, Inc.
Home Federal Bancorp, Inc. of Louisiana	Peoples Limited
Century Financial Corporation	Bank of Akron
Redwood Capital Bancorp

To perform this analysis, Sterne Agee used financial information as of December 31, 2013, including LTM data which is 12 months prior to December 31, 2013, for peers and financial information as of March 31, 2014, for Reliant. The market price information was as of April 22, 2014. Sterne Agee’s analysis showed the following concerning Reliant Bank and its peer group’s minimum, median, mean, and maximum financial performance, financial condition, and market performance metrics:

	Reliant Bank	Peer Group High	Peer Group Low	Peer Group Mean	Peer Group Median
Total Assets	392.0	476.2	253.0	364.6	364.4
Tangible Common Equity / Tangible Assets	10.08	14.87	5.98	10.45	10.06
Non-Performing Assets / (Loans + OREO)	3.17	4.59	0.00	1.77	1.77
Loans / Deposits	95.65	111.21	47.89	81.19	82.52
Core Return on Average Assets (1)	0.95	1.43	0.70	0.97	0.93
Core Return on Average Equity (1)	9.23	16.09	5.34	9.07	8.96
Market Cap	—	60.7	16.6	40.6	41.6
Price / Tangible Book Value	—	149.4	66.0	106.4	106.3
Price / LTM Core EPS	—	19.4	8.1	12.1	11.5
52-Week High	—	100.0	57.1	92.0	94.3

(1)	Core income excludes extraordinary items, gain/loss on sale of securities, and nonrecurring items.

The analysis compared publically available market valuation information for Reliant’s public peers to determine implied valuation for Reliant.

Implied Value Based On:	Implied Valuation High	Implied Valuation Low	Implied Valuation Mean	Implied Valuation Median
Price / Tangible Book Value (1)	$15.99	$7.06	$11.39	$11.38
Price / 2014, EPS (2)	$15.16	$6.32	$9.50	$9.02

(1)	Based on Reliant’s data as of March 31, 2014.
(2)	Based on management’s internal “As Adjusted” scenario.

Trading Comparable Imputed Valuation. Sterne Agee analyzed the median imputed per share valuation for both Commerce Union and Reliant based on certain publicly traded depository institutions that it deemed to be relevant and the financial forecasts of both institutions. Based on the analysis, the implied exchange ratio using the peer group medians ranged from 0.9518 to 1.0030. The analysis is illustrated below:

Implied Exchange Ratio Based On:	Commerce Union Bancshares	Reliant Bank	Implied Exchange Ratio
Price / Tangible Book Value (1)	$11.95	$11.38	0.9518
Price / 2014, EPS (2)	$8.99	$9.02	1.0030

(1)	Based on financial data as of March 31, 2014.
(2)	Based on management’s estimates of Commerce Union’s earnings and Reliant’s “As Adjusted” scenario.

No company used as a comparison in Sterne Agee’s analysis is identical to Commerce Union or Reliant. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis.

Reliant Bank. Sterne Agee estimated the present value of all shares of Reliant stock based on Reliant’s estimated future earnings stream beginning in first quarter of 2014. In performing this analysis, Sterne Agee used Reliant’s management guidance for fiscal years 2014, to 2018 to derive projected after-tax cash flows. In determining cash flows available to shareholders, Sterne Agee assumed that Reliant would maintain a tangible common equity/tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Reliant. The analysis assumed discount rates ranging from 18.0% to 22.0% and terminal multiples ranging from 10.0 times to 14.0 times fiscal year 2018 forecasted earnings. This resulted in a standalone discounted cash flow analysis range of value of Reliant from $8.13 to $11.10 per share.

Sterne Agee also estimated the present value of all shares of Reliant stock based on Reliant’s estimated future earnings stream beginning in first quarter of 2014, after adjusting Reliant’s Allowance for Loan and Lease Losses/Gross Loans ratio to 1.50% as of December 31, 2013, and maintaining such ratio thereafter. In performing this analysis, Sterne Agee used Reliant’s management guidance for fiscal years 2014, to 2018 to derive projected after-tax cash flows. In determining cash flows available to stockholders, Sterne Agee assumed that Reliant would maintain a tangible common equity/tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Reliant. The analysis assumed discount rates ranging from 18.0% to 22.0% and terminal multiples ranging from 10.0 times to 14.0 times fiscal year 2018 forecasted earnings. This resulted in a standalone discounted cash flow analysis range of value of Reliant from $8.23 to $11.19 per share.

Commerce Union. Sterne Agee estimated the present value of all shares of Commerce Union common stock based on Commerce Union’s estimated future earnings stream beginning in first quarter 2014. In performing this analysis, Sterne Agee used Reliant management’s estimates for Commerce Union’s fiscal years 2014, to 2018 to derive projected after-tax cash flows. In determining cash flows available to shareholders, Sterne Agee assumed that Commerce Union would maintain a tangible common equity/tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Reliant. The analysis assumed discount rates ranging from 18.0% to 22.0% and terminal multiples ranging from 10.0 times to 14.0 times fiscal year 2018 forecasted earnings. This resulted in a standalone discounted cash flow analysis range of value of Commerce Union from $9.12 to $11.82 per share.

Exchange Ratio Analysis. Sterne Agee analyzed the implied exchange ratio at a 20.0% discount rate and at terminal multiples ranging from 10.0 times to 14.0 times fiscal year 2018 forecasted earnings.

	Terminal EPS Multiple
	10.0x	12.0x	14.0x
Reliant (As Adjusted)	$8.61	$9.62	$10.63
Commerce Union	9.47	10.39	11.31
Implied Exchange Ratio	0.9100	0.9258	0.9391

Sterne Agee stated that the discounted cash flow present value analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of either institution.

Financial Impact Analysis. Sterne Agee performed pro forma merger analyses that combined projected income statement and balance sheet information of Reliant and Commerce Union. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Reliant. In the course of this analysis, Sterne Agee used earnings estimates for Reliant and Commerce Union for 2014, to 2018 as provided by the management of Reliant. This analysis indicated that the merger is expected to be accretive to Reliant’s estimated earnings per share in 2014, to 2018 under both forecast scenarios. The analysis also indicated that the merger is expected to be initially dilutive to tangible book value per share for Reliant and become accretive in 2016 and that the pro forma entity would maintain well capitalized capital ratios, this analysis was similar under both forecast scenarios. For all of the above analyses, the actual results achieved by Commerce Union following the merger will vary from the projected results, and the variations may be material.

Other Analyses. Sterne Agee reviewed the relative financial performance of Reliant and Commerce Union to a variety of relevant industry peer groups. Sterne Agee also reviewed earnings estimates, balance sheet composition and other financial data for Reliant and Commerce Union.

Relationships. Sterne Agee acted as Reliant’s financial advisor in connection with the merger and will receive a total transaction fee of $200,000 for its services, a portion of which is payable at the closing of the transaction. Reliant paid Sterne Agee a fee to render the fairness opinion in connection with the merger, which was paid at the time the opinion was rendered and which will be credited toward the total transaction fee due at closing. Sterne Agee’s fairness opinion was approved by the Sterne Agee fairness committee. Additionally, Reliant has also agreed to reimburse Sterne Agee for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business as a broker-dealer, Sterne Agee may, from time to time, purchase securities from and sell securities to Reliant and Commerce Union or their respective affiliates.

Commerce Union’s Reasons for the Merger; Recommendation of the Commerce Union Board of Directors

In the course of reaching its recommendation to the Commerce Union shareholders to vote in favor of the merger agreement, the Commerce Union board of directors considered many factors, including the positive and negative factors described elsewhere in this joint proxy statement/prospectus, and concluded that the adoption of the merger agreement, and the consummation of the merger, is advisable and in the best interests of Commerce Union and Commerce Union’s shareholders.

In reaching their conclusion and making their recommendation, the members of the Commerce Union board of directors relied on, among other things, their personal knowledge of Commerce Union, Reliant, and the banking industry, on information provided by executive officers of Commerce Union, and on advice and information provided by Commerce Union’s legal and financial advisors.

The Commerce Union board of directors considered numerous factors, including, among other things, the following, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	the fact that the merger would combine two established banking franchises to create a bank with over $600 million in assets that would rank, by projected deposits, 15th in market share in the Middle Tennessee area;

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Commerce Union and Reliant;

•	the anticipated pro forma impact of the transaction on the combined company, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;

•	the board’s understanding of the current and prospective environment in which Commerce Union and Reliant operate, including national, regional and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on Commerce Union in the context of the proposed merger;

•	the board’s review and discussions with Commerce Union’s executive management concerning the due diligence examination of Reliant, including Commerce Union’s due diligence review of the composition and quality of Reliant’s loan portfolio and Commerce Union’s use of a third party loan review firm;

•	the strategic fit of the businesses of the two companies, including their complementary markets, business lines and loan and deposit profiles;

•	the structure of the transaction as a combination in which the combined company would operate under the Commerce Union brand and Commerce Union’s board of directors and management would have substantial participation in the combined company;

•	the directors’ beliefs with respect to the compatibility of the business cultures of Commerce Union and Reliant, including the strategic focus of each company on local businesses and professionals;

•	the belief of the board of directors that combining the two companies presented opportunities to realize economies of scale, including cost savings, operational, marketing and other synergies, and the board’s consideration of the risks that anticipated cost savings and synergies would not be achieved;

•	the views of the Commerce Union board of directors as to the anticipated pro forma impact of the merger on the profitability, earnings per share, tangible book value per share, capital ratios, and loan to deposit ratio of Commerce Union;

•	the costs associated with the merger and integrating the operations of Commerce Union and Reliant;

•	the board’s belief that the greater scale that will be achieved by the merger will better position the combined company for further growth and profitability;

•	the belief of the board of directors that the pro forma increased market capitalization of Commerce Union could result in higher visibility and exposure in the capital markets, which could have positive valuation implications;

•	the structure of the merger and the terms of the merger agreement;

•	the nature and amount of payments and other benefits to be received by Reliant management in connection with the merger pursuant to existing Reliant plans and compensation arrangements and the merger agreement and the employment agreements to be executed upon the consummation of the merger;

•	the views of the board of directors as to the likelihood that the regulatory approvals necessary to complete the transaction would be obtained; and

•	the financial analysis prepared by Raymond James, Commerce Union’s financial advisor, and the opinion delivered to the Commerce Union board of directors by Raymond James to the effect that, as of April 24, 2014, the exchange ratio was fair, from a financial point of view, to Commerce Union’s shareholders.

The foregoing information and factors considered by Commerce Union’s board of directors is not exhaustive, but includes material factors that Commerce Union’s board of directors considered and discussed in approving and recommending the merger. In view of the wide variety of factors considered and discussed by Commerce Union’s board of directors in connection with its evaluation of the merger and the complexity of these factors, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The board of directors discussed the foregoing factors internally and with Commerce Union’s management and legal and financial advisors and reached the general consensus that the merger was in the best interests of Commerce Union and its shareholders. Commerce Union’s board of directors also relied on the experience and expertise of Commerce Union’s financial advisor for quantitative analysis of the financial terms of the merger. See “The Merger—Opinion of Commerce Union’s Financial Advisor” below. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of Commerce Union’s board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” on page 46.

Opinion of Commerce Union’s Financial Advisor

At the April 24, 2014, meeting of the Commerce Union board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered Raymond James’ oral opinion to the Commerce Union board. The oral opinion was subsequently confirmed by Raymond James’ delivery of its written opinion to the Commerce Union board, dated April 24, 2014, as to the fairness, as of such date, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement, to the then current holders of Commerce Union common stock, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix D to this document and you are urged to read the opinion in its entirety. Raymond James provided its opinion for the information of the Commerce Union board of directors, in its capacity as such, in connection with its consideration of the proposed merger. The opinion only addresses the fairness, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement, to the then current holders of Commerce Union common stock, and does not address any other term, aspect or implication of the merger agreement, the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. Raymond James’ opinion does not constitute a recommendation to the Commerce Union board, any shareholder of Commerce Union or any other party as to how to vote or act on any matter relating to the proposed merger. Furthermore, as provided by the terms of the agreement governing Raymond James’ engagement by Commerce Union, Raymond James’ opinion should not be construed as creating any fiduciary duty on the part of Raymond James to the Commerce Union board, any shareholder of Commerce Union or any other party, regardless of any prior or ongoing advice or relationships.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed a draft, dated April 23, 2014, of the merger agreement;

•	reviewed the audited financial statements (including drafts) for Commerce Union and Reliant for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial statements for the quarter ended March 31, 2014, for Commerce Union and Reliant;

•	reviewed certain other publicly available information regarding Commerce Union and Reliant;

•	reviewed and discussed with members of the senior management of Commerce Union and Reliant and certain of their representatives and advisors certain information regarding the historical and current financial and operating performance of Commerce Union and Reliant as provided by Commerce Union and Reliant respectively, certain internal financial forecasts regarding the future financial results and condition of Commerce Union (the “Commerce Union Financial Forecasts”) prepared and provided by Commerce Union’s senior management, and certain projections regarding the future financial results and condition of Reliant (the “Reliant Financial Forecasts”) prepared by Reliant’s senior management;

•	reviewed comparative financial and operating data on the banking industry, Commerce Union, Reliant, and selected public companies Raymond James deemed to be relevant; and

•	performed such other analyses and reviewed such other information relating to Commerce Union, Reliant and the merger as Raymond James deemed relevant.

With Commerce Union’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of Commerce Union, Reliant or any other party, as well as publicly available information, and Raymond James did not undertake any duty or responsibility to verify independently, and did not so verify, any of such information. In addition, Raymond James did not receive or review any individual credit files nor did Raymond James make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Commerce Union or Reliant or any of their respective subsidiaries and Raymond James was not furnished with any such evaluations or appraisals. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, Raymond James assumed that such allowances for losses were in the aggregate adequate to cover such losses.

With respect to the Commerce Union Financial Forecasts, Raymond James was advised by Commerce Union, and Raymond James assumed, that the Commerce Union Financial Forecasts were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Commerce Union as to the future financial performance of Commerce Union. With respect to the Reliant Financial Forecasts, Raymond James was advised by Reliant, and Raymond James assumed, that the Reliant Financial Forecasts were reasonably prepared in good faith and reflected the best currently available estimates, judgments and assumptions of the management of Reliant as to the future financial performance of Reliant. Raymond James was authorized by Commerce Union to rely upon such forecasts and other information and data, including without limitation the Commerce Union Financial Forecasts and the Reliant Financial Forecasts, and Raymond James expressed no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. Raymond James assumed that each party to the merger agreement would advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James’ review. Raymond James assumed that the final form of the merger agreement, when executed by the parties thereto would conform to the draft reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any of the terms or conditions thereof and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the merger, no delays, limitations, restrictions or conditions would be imposed that would have an adverse effect on Commerce Union, Reliant or the contemplated benefits of the merger.

Raymond James expressed no opinion as to the underlying business decision of the Commerce Union board to effectuate the merger, the structure or legal, tax, accounting or regulatory aspects or consequences of the merger or the availability or advisability of any alternatives to the merger. Raymond James relied upon, without independent verification, the assessment by the respective managements of Commerce Union and Reliant and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Raymond James did not express any opinion as to the value of Commerce Union common stock or Reliant common stock following the announcement of the proposed merger, the value of Commerce Union common stock following the consummation of the merger, or the prices at which shares of Commerce Union common stock or Reliant common stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of Commerce Union and Reliant.

Raymond James’ opinion is limited to the fairness, from a financial point of view, to the then current holders of Commerce Union common stock of the exchange ratio and does not address any other term, aspect or implication of the Agreement, the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

Material Financial Analyses. The following summarizes the material financial analyses reviewed by Raymond James with the Commerce Union board of directors at its meeting on April 24, 2014. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Raymond James to the Commerce Union board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings per share estimates for the selected companies were based on the companies’ filings with the SEC and certain publicly available research analyst estimates for those companies.

Contribution Analysis. Raymond James analyzed the relative contribution of Commerce Union and Reliant to certain financial and operating metrics for the pro forma combined company resulting from the merger. Such financial and operating metrics included: (i) total assets; (ii) gross loans held for investment; (iii) total deposits; (iv) tangible common equity; (v) tangible common equity (adjusted); (vi) 2013 full-year GAAP net income (defined as net income available to common shareholders); (vii) estimates for 2014, GAAP net income based on the Commerce Union Financial Forecasts and the Reliant Financial Forecasts; (viii) estimates for 2014, GAAP net income (adjusted) based on the Commerce Union Financial Forecasts and the Reliant Financial Forecasts; (iv) estimates for 2015 GAAP net income based on the Commerce Union Financial Forecasts and the Reliant Financial Forecasts; and (x) estimates for 2015 GAAP net income (adjusted) based on the Commerce Union Financial Forecasts and the Reliant Financial Forecasts. Balance sheet metrics are based on bank level data as of March 31, 2014. Certain financial and operating metrics were adjusted to reflect normalized provisioning for Reliant based on an assumed LLR / Loans of 1.50%. The relative contribution analysis did not include balance sheet merger adjustments or give effect to the impact of any potential synergies or cost savings as a result of the proposed merger. The results of this analysis are summarized in the table below:

	Relative Contribution		Implied Exchange Ratio
	Commerce Union	Reliant
Total Assets	40.2%	59.8%	1.2191x
Gross Loans Held for Investment	43.1%	56.9%	1.0824x
Total Deposits	40.3%	59.7%	1.2149x
Tangible Common Equity	46.7%	53.3%	0.9358x
Tangible Common Equity (adjusted)	45.2%	54.8%	0.9940x
2013YE Net Income	41.4%	58.6%	1.1602x
2014E Net Income	39.2%	60.8%	1.2676x
2014E Net Income (adjusted)	48.9%	51.1%	0.8558x
2015E Net Income	40.9%	59.1%	1.1820x
2015E Net Income (adjusted)	44.4%	55.6%	1.0253x
Exchange Ratio in the Proposed merger			1.0213x

Selected Companies Analysis. Raymond James reviewed certain data for selected banks with publicly traded equity securities that it deemed relevant for its analysis. Raymond James compared the financial data of Commerce Union and Reliant to the following publicly traded banks headquartered in Tennessee and surrounding states, excluding pending merger targets, with assets between $200 million and $500 million, LTM Return of Average Assets greater than 0.00% and nonperforming assets / assets less than 5.00%. The financial data reviewed included (i) tangible book value per share;(ii) tangible book value per share (adjusted) and (iii) earnings per share, or EPS (EPS is defined as net income available to common shareholders divided by fully diluted shares), for the last twelve months, or LTM, for which data was available (which for this analysis, was the twelve months ended December 31, 2013). No company used in the analyses described below is identical or directly comparable to Commerce Union or Reliant. The selected companies and resulting data are below:

•	FCB Bancorp, Inc. (FCBE)

•	Bank of the James Financial Group, Inc. (BOTJ)

•	Cornerstone Bancshares, Inc. (CSBQ)

•	Citizens First Corporation (CZFC)

•	HomeTown Bankshares Corporation (HMTA)

•	Southwest Georgia Financial Corporation (SGB)

•	Oak Ridge Financial Services, Inc. (BKOR)

•	Bay Banks of Virginia, Inc. (BAYK)

•	MainStreet Bank (MNSB)

•	Freedom Bank of Virginia (FDVA)

•	Paragon National Bank (PGNN)

•	Premara Financial, Inc. (PARA)

•	Cordia Bancorp Inc. (BVA)

•	Aquesta Financial Holdings, Inc. (AQFH)

•	Bank of McKenney (BOMK)

	Mean	Median
Price / Tangible Book Value	90.3%	82.4%
Price / 2013 EPS	15.2x	14.1x

Taking into account the results of the selected companies analysis, Raymond James applied the mean and median of the price to tangible book value ratio and earnings per share multiples to corresponding financial data for each of Commerce Union and Reliant. Raymond James reviewed the ranges of implied per share prices and calculated a range of implied exchange ratios by dividing the higher implied per share price of Commerce Union by the lower implied per share price of Reliant to calculate the maximum implied exchange ratio, and by dividing the lower implied per share price of Commerce Union by the higher implied per share price of Reliant to calculate the minimum implied exchange ratio. The results of the selected companies analysis are summarized below:

	Implied Equity Value				Implied Exchange Ratio
	Commerce Union		Reliant
	Mean	Median	Mean	Median	Low / High	High / Low
Price / Tangible Book Value	$30,691	$28,022	$34,080	$31,116	1.0139x	1.2162x
Price / Tangible Book Value (adjusted)	$30,691	$28,022	$36,562	$33,383	1.0877x	1.3048x
Price / 2013 EPS	$28,807	$26,792	$40,813	$37,958	1.3176x	1.5233x
Exchange Ratio in the Proposed Merger					1.0213x

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Commerce Union and Reliant based on the Commerce Union Financial Forecasts and the Reliant Financial Forecasts, respectively. In performing this analysis, Raymond James applied a range of terminal value multiples of 13.0x to 15.0x estimated 2019 net income and discount rates ranging from 12.6% to 14.6% for each of Commerce Union and Reliant. Raymond James reviewed the ranges of implied per share prices indicated by the discounted cash flow analysis for each of Commerce Union and Reliant and calculated a range of implied exchange ratios by dividing the maximum implied per share price of Commerce Union by the minimum implied per share price of Reliant common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share price of Commerce Union by the maximum implied per share price of Reliant to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

Implied Equity Value				Implied Exchange Ratio
Commerce Union		Reliant
Low	High	Low	High	Low / High	High / Low
$12.62	$14.95	$9.96	$11.92	0.6660x	0.9452x
Exchange ratio in the proposed merger				1.0213x

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Commerce Union and Reliant. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Commerce Union board in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Commerce Union board of directors’ or Commerce Union management’s views with respect to Commerce Union, Reliant or the merger.

Raymond James’ opinion was based upon market, economic, financial, and other circumstances and conditions existing and known to Raymond James as of the date of its opinion. Although subsequent developments may affect the opinion of Raymond James, Raymond James does not have any obligation to update, revise or reaffirm its opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Commerce Union selected Raymond James because it is a nationally recognized investment banking firm that regularly advises companies in connection with mergers and acquisitions and because of its familiarity with Commerce Union and the financial services industry generally.

Raymond James became entitled to a fee of $175,000 upon rendering its opinion, which fee is not contingent upon the successful completion of the merger. In addition, Commerce Union agreed to reimburse Raymond James for its expenses incurred in connection with its services, and to indemnify Raymond James and certain related parties against certain liabilities arising out of Raymond James’ engagement.

Raymond James and its affiliates have not provided investment banking or other financial services, for which it has been paid a fee, to Commerce Union or Reliant in the previous two years. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to Commerce Union, Reliant or certain of their respective affiliates in the future, for which Raymond James and such affiliates may receive compensation.

In the ordinary course of our business, Raymond James may trade in the securities of Commerce Union and Reliant for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Commerce Union Unaudited Prospective Financial Information

Commerce Union is a non-reporting bank holding company and has not historically been required to file reports or financial information pursuant to the Exchange Act with the SEC or the FDIC. Commerce Union also does not make public projections as to future performance, revenues, earnings, or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Commerce Union is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Commerce Union’s financial advisor and to Reliant and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Commerce Union, Reliant, Raymond James, Sterne Agee, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Commerce Union’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Commerce Union’s business, all of which are difficult to predict and many of which are beyond Commerce Union’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Additionally, in the course of due diligence and negotiation of the merger, Commerce Union refined and altered assumptions and estimates in forecasting and arriving at the presented summary, unaudited prospective financial information, which data represents the final iteration of projections shared with Raymond James and Reliant and its financial advisor. Commerce Union can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Commerce Union’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 and page 46, respectively, of this joint proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Commerce Union’s independent auditor, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Commerce Union can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Commerce Union does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Commerce Union or Reliant, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Commerce Union or Reliant, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Commerce Union or Reliant, as applicable, of any possible failure of the merger to occur. None of Commerce Union, Reliant, Raymond James, Sterne Agee, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Commerce Union, shareholder of Reliant or other person regarding Commerce Union’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Commerce Union or Reliant that it is viewed as material information of Commerce Union, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger, but is being provided solely because it was made available to Commerce Union’s financial advisor, and to Reliant in connection with Reliant’s due diligence of Commerce Union, as well as to Reliant’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Commerce Union special meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Commerce Union shareholders are cautioned not to place unwarranted reliance on such information, and Commerce Union urges all Commerce Union shareholders to review Commerce Union Bank’s most recent Call Report filed with the FDIC and Commerce Union’s audited consolidated financial statements included with this document. See the section entitled “Where You Can Find More Information” of this joint proxy statement/prospectus.

The following table presents a summary of the material elements of the unaudited prospective financial data of Commerce Union for the years ending December 31, 2014 through 2016 that was shared confidentially with Raymond James, Reliant, and Reliant’s financial advisor, and on which such parties may have relied in connection with the merger (dollars in thousands, except per share data):

	As of and for the years ending December 31,
	2014	2015	2016
Total Assets	$280,326	$308,240	$332,720
Gross Loans	240,041	260,000	280,000
Common Equity	3,068	3,068	3,068
Net Income to Common	2,687	3,018	3,632
Earnings Per Common Share	.88	.98	1.18
Dividends Per Common Share	.20	.20	.20

Certain Reliant Unaudited Prospective Financial Information

Reliant does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Reliant is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Reliant’s financial advisor and to Commerce Union and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Reliant, Commerce Union, Sterne Agee, Raymond James, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Reliant’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Reliant’s business, all of which are difficult to predict and many of which are beyond Reliant’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Additionally, in the course of due diligence and negotiation of the merger, Reliant refined and altered assumptions and estimates in forecasting and arriving at the presented summary, unaudited prospective financial information, which data represents the final iteration of projections shared with Sterne Agee and Commerce Union and its financial advisor. Reliant can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Reliant’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 and page 46, respectively, of this joint proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Reliant’s historical financial statements. Neither Reliant’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Reliant can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Reliant does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Reliant or Commerce Union, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Reliant or Commerce Union, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Reliant or Commerce Union, as applicable, of any possible failure of the merger to occur. None of Reliant, Commerce Union, Raymond James, Sterne Agee, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Reliant, shareholder of Commerce Union or other person regarding Reliant’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Reliant or Commerce Union that it is viewed as material information of Reliant, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but is being provided solely because it was made available to Reliant’s financial advisor, and to Commerce Union in connection with Commerce Union’s due diligence of Reliant, as well as to Commerce Union’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Reliant annual meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place unwarranted reliance on such information, and Reliant urges all shareholders to review Reliant’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Reliant’s business and reported financial results.

The following table presents a summary of the material elements of the unaudited prospective financial data of Reliant for the years ending December 31, 2014 through 2016 that was shared confidentially with Sterne Agee, Commerce Union and Commerce Union’s financial advisor, and which such parties may have relied on in connection with the transaction (dollars in thousands, except per share data):

	As of and for the years ending December 31,
	2014	2015	2016
Total Assets	$415,240	$445,365	$478,166
Gross Loans	312,303	337,288	364,271
Common Equity	42,933	46,247	50,092
Net Income to Attributable to Reliant Shareholders	4,472	4,096	4,627
Earnings Per Common Share	1.13	1.03	1.16
Dividends Per Common Share	0.20	0.20	0.20

Merger Consideration and Fractional Shares

Merger Consideration. At the effective time of the merger, each share of Reliant common stock that is issued and outstanding immediately prior to the effective time of the merger (other than specified shares held by Commerce Union or Reliant and other than shares as to which the holder has perfected his or her right to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act) will be converted into and cancelled in exchange for the right to receive 1.0213 shares of Commerce Union common stock. After the consummation of the merger, each holder of shares of Reliant common stock will no longer have any rights with respect to those shares, except for the right to receive the merger consideration (provided that holders of dissenting shares will have those rights provided for by Chapter 23 of the Tennessee Business Corporation Act).

If prior to the effective time of the merger there is a change in the outstanding shares of capital stock of Commerce Union or Reliant, other than as a result of the exercise of options for Commerce Union or Reliant capital stock outstanding on the date of the merger agreement, the exchange ratio and any other amounts payable under the merger agreement will be appropriately adjusted to reflect the change.

Fractional Shares. Commerce Union will not issue fractional shares of Commerce Union common stock in connection with the merger. A holder of Reliant common stock who would otherwise be entitled to receive a fraction of a share of Commerce Union common stock will instead receive cash, without interest, in lieu of the fractional shares. The amount to be paid to such a holder will be determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the “Commerce Union market share price” as of the effective time of the merger. The Commerce Union market share price will be calculated as the numeric average of the daily high bid and low ask quotations for a share of Commerce Union common stock as reported on the

OTCQB market place for each of the consecutive 20 trading days ending on and including the tenth day prior to the effective time of the merger. If no bid or ask quotations are available for a given date, the price for that date will be the price of the last reported trade before that day.

Treatment of Reliant Stock Options; Extension of Non-Qualified Options

Treatment of Reliant Stock Options. Each outstanding option to purchase shares of Reliant common stock, whether vested or unvested immediately prior to the effective time of the merger, will be automatically cancelled and converted into an option to purchase that number of shares of Commerce Union common stock equal to the number of shares of Reliant common stock issuable upon the exercise of the option immediately prior to the effective time of the merger multiplied by the exchange ratio. The per share exercise price of the resulting option to purchase Common Union common stock will be equal to the per share exercise price of the corresponding option to purchase shares of Reliant common stock immediately prior to the effective time of the merger divided by the exchange ratio. Options to acquire Reliant common stock that are considered “qualified” options will be converted into qualified options of Commerce Union common stock and options to purchase Reliant stock that are not “qualified” will be converted into non-qualified options to acquire Commerce Union common stock. Reliant stock options that are incentive stock options will upon conversion maintain their qualified status as such in compliance with applicable provision of the Internal Revenue Code of 1986, as amended.

Extension of Non-Qualified Options. Prior to the effective time of the merger, both Commerce Union and Reliant will extend the terms of all non-qualified Commerce Union stock options and non-qualified Reliant stock options for an additional three years.

Closing and Effective Time of the Merger

The closing of the transactions provided for by the merger agreement will take place on a date and at a time designated by Commerce Union and Commerce Union Bank within 30 days after all of the conditions to the merger have been satisfied or waived (or on another date or at another time agreed to by the parties). For more information regarding conditions to the merger, see “Conditions to Consummation of the Merger.”

The merger will become effective on the date and at the time articles are merger, duly executed by Commerce Union Bank and Reliant, are filed with the Tennessee Secretary of State in accordance with Section 48-21-107 of the Tennessee Business Corporation Act, or on a later date or at a later time specified in the articles of merger themselves.

We currently anticipate completing the merger in the fourth quarter of 2014, subject to receipt of necessary regulatory and shareholders approvals and the satisfaction of other stated closing conditions. However, neither Commerce Union, Commerce Union Bank, nor Reliant can guarantee when or if the merger will be completed.

Exchange of Certificates

Prior to the effective time of the merger, Commerce Union will deliver or cause to be delivered to an exchange agent a certificate or certificates (or evidence of shares in book entry form) representing the number of shares of Commerce Union common stock to be issued to holders of Reliant common stock in the form of merger consideration, as well as cash in an amount sufficient for the exchange agent to make payment in respect of fractional shares of Commerce Union common stock.

Within 10 business days after the effective time of the merger, the exchange agent will mail or deliver to each holder of record of shares of Reliant common stock (or in the case of “street holders” to the Depository Trust Company) a form of letter of transmittal and instructions for surrendering shares of Reliant common stock for the merger consideration. Reliant shareholders should not return their stock certificates to us with the enclosed proxy card, and should not forward their stock certificates to the exchange agent without a letter of transmittal.

A holder of Reliant common stock will not be entitled to receive the merger consideration payable in respect of that stock until the holder surrenders his or her stock to the exchange agent accompanied by a duly executed letter of transmittal (or an agent’s message in the case of book entry shares held in street name) and such other documents as the exchange agent may reasonably require. In the event the merger consideration or any other amount payable to a holder of shares of Reliant common stock is to be paid to a person other than the person in whose name the shares are registered, the exchange agent must be provided appropriate evidence of, or appropriate instruments for, transfer and evidence that any applicable stock transfer or other taxes have been paid or are not applicable.

If a certificate representing Reliant common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration payable in respect of the shares represented by the certificate if the person claiming the certificate to be lost, stolen, or destroyed makes an affidavit of that fact and executes an indemnity agreement and/or posts a bond in such amount as Commerce Union and the exchange agent reasonably require as indemnity against any claim that may be made against them with respect to the certificate.

Dividends and other distributions payable or distributable with respect to shares of Commerce Union common stock to be issued in connection with the merger will not be remitted to the person entitled to receive such Commerce Union common stock until the person surrenders his or her Reliant common stock that has been converted into such Commerce Union common stock. Upon proper surrender of his or her Reliant common stock, all such dividends and other distributions will be remitted to such person without interest.

No interest will be paid or will accrue on any amounts payable to holders of Reliant common stock in accordance with the merger agreement. Commerce Union will be entitled to deduct and withhold from amounts payable pursuant to the merger agreement to holders of Reliant common stock such amounts as Commerce Union is required to deduct and withhold under applicable law. To the extent any such amounts are withheld, the withheld amounts will be treated for all purposes under the merger agreement as having been paid to the appropriate holder(s) of Reliant common stock.

At the effective time of the merger, the stock transfer books of Reliant will be closed and there will be no further transfers of shares of Reliant stock on the records of Reliant. Until surrendered in accordance with the procedures described above and in the merger agreement, certificates representing shares of Reliant common stock and book entry shares will after the effective time of the merger represent only the right to receive the consideration payable by Commerce Union in respect thereof under the merger agreement.

Resale of Commerce Union Common Stock

The shares of Commerce Union common stock to be issued in the merger will be registered under the Securities Act. Reliant shareholders who are not affiliates of Commerce Union may generally freely trade their Commerce Union common stock upon completion of the merger. The term “affiliate” generally means each person who is an executive officer, director or 10% shareholder of Commerce Union after the merger.

Those shareholders who are deemed to be affiliates of Commerce Union may only sell their Commerce Union common stock as provided by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Rule 144 requires the availability of current public information about the issuer, a holding period for shares issued without SEC registration, volume limitations, and other restrictions on the manner of sale of the shares.

Regulatory Matters

Reliant and Commerce Union have agreed to cooperate with one another and use their reasonable best efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties (including the Federal Reserve and the TDFI)

necessary to consummate the merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the merger of Reliant with and into Commerce Union Bank, we must obtain approval from the Federal Reserve and the TDFI. On July 31, 2014, Commerce Union Bank filed an Interagency Bank Merger Act Application simultaneously with the TDFI and the Federal Reserve for approval to merge with Reliant. On August 7, 2014, the Federal Reserve informed Commerce Union Bank that the agency would not be able to provide a final approval of the merger application until after the agency completed a previously-scheduled, routine compliance examination of Reliant. On August 12, 2014, the Federal Reserve granted a request from Commerce Union Bank to convert the application into a “pre-filing” application as of August 4, 2014. On August 12, 2014, Commerce Union Bank requested that the TDFI hold the merger application until such time as Commerce Union notified the TDFI that a final merger application has been filed with the Federal Reserve. By letter dated August 14, 2014, the TDFI granted Commerce Union Bank’s request to hold the merger application in pending status.

On December 23, 2014, Commerce Union Bank filed the merger application with the Federal Reserve, and at the same time, it requested that the TDFI resume its review of the merger application. Commerce Union knows of no reason why either regulatory application would not be approved.

When and if received, Federal Reserve approval of the merger: (i) will reflect only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) will not be an opinion that the proposed combination is financially favorable to the shareholders or that the Federal Reserve has considered the adequacy of the terms of the transaction; and (iii) will not be an endorsement of, or recommendation for, the combination.

Under the applicable rules and regulations of the Federal Reserve, Commerce Union is not required to file a formal merger application with the Federal Reserve with respect to the merger.

Dissenters’ Rights

Commerce Union

Commerce Union has concluded that Commerce Union shareholders are not entitled to assert dissenters’ rights in connection with the merger agreement proposal.

Reliant

Reliant has concluded that Reliant shareholders are entitled to assert dissenters’ rights in connection with the merger agreement proposal. In order to assert dissenters’ rights in connection with the merger agreement proposal, a Reliant shareholder must not vote in favor of the merger agreement. Additionally, a Reliant shareholder must comply with all of the other necessary procedural requirements under Tennessee law in order to perfect his or her right to dissent and to seek an appraisal of the fair value of his or her shares of Reliant common stock, exclusive of any appreciation or depreciation in anticipation of the merger agreement. For a description of the dissenters’ rights of the Reliant shareholders and the procedures to be followed to assert such rights, Reliant shareholders should carefully review the section of this proxy statement entitled “Reliant Dissenters’ Rights” beginning on page 53.

Important Federal Income Tax Consequences

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. Shareholders (as defined below) of Reliant who hold the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws. We do not intend for this summary to be a complete description of the U.S. federal income tax consequences of the merger to all Reliant shareholders in light of their particular circumstances or to Reliant shareholders subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders who are not a U.S. person;

•	entities treated as partnerships for U.S. federal income tax purposes or Reliant shareholders who hold their shares through entities treated as partnerships for U.S. federal income tax purposes;

•	qualified insurance plans;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	shareholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or sell their shares of Reliant common stock as part of a wash sale; or

•	shareholders who hold the common stock as part of a “hedge,” “straddle” or other risk reduction, “constructive sale,” or “conversion transaction,” as these terms are used in the Code.

This discussion is based upon, and subject to, the Code, the Treasury Regulations promulgated thereunder, existing interpretations, administrative rulings and judicial decisions all of which are in effect as of the date of this statement, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

U.S. Shareholders

For purposes of this discussion, the term “U.S. Shareholder” means a beneficial owner of Reliant common stock that is:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any state or the District of Columbia;

•	a trust that (i) is subject to both the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (ii) has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, which is treated as a partnership for U.S. federal income tax purposes) holds Reliant common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

Qualification of the Merger as a Reorganization

Pursuant to the merger agreement, Reliant will merge with and into Commerce Union Bank, a wholly owned subsidiary of Commerce Union, pursuant to the provisions of Tennessee law. At the effective time of the merger, which is the date the Articles of Merger are filed with the Commissioner of Financial Institutions for the State of Tennessee and then the Tennessee Secretary of State, each share of Reliant common stock will be converted into the right to receive shares of Commerce Union common stock based on an exchange ratio agreed to by the parties in the merger agreement. Each Reliant option will be automatically cancelled and converted into an option to purchase that number of shares of Commerce Union common stock equal to the number of shares of Reliant common stock issuable upon the exercise of such Reliant option immediately prior to the effective time multiplied by the exchange ratio. No stock of Commerce Union Bank will be used in the acquisition of Reliant. As a result of the merger, substantially all of Reliant’s assets will be acquired by Commerce Union Bank, and Reliant’s banking business or assets will be continued by or used by Commerce Union Bank in its banking business.

The merger is generally characterized as a “forward subsidiary merger” or a “forward triangular merger.” Certain specific requirements in the Code and Treasury Regulations applicable to such a type of merger must be satisfied for the merger to be a “tax-free” reorganization under Section 368(a) of the Code. The requirements specific to the merger to qualify as a reorganization under Section 368(a) of the Code are (1) the stock of Commerce Union, which is in control of Commerce Union Bank as its parent corporation, must be used as the merger consideration, (2) substantially all of Reliant’s assets must be acquired by Commerce Union Bank, (3) no stock of Commerce Union Bank is used as merger consideration, and (4) other general requirements applicable to all “tax-free” reorganizations under Section 368(a) of the Code must also be satisfied.

In addition to satisfying the specific requirements imposed on the merger by Section 368(a) of the Code as generally described above, the merger will be undertaken pursuant to a plan of reorganization (i.e., the merger agreement) for reasons germane to the businesses of Reliant, Commerce Union, and Commerce Union Bank, and there will be a continuity of Reliant’s business enterprise or Reliant’s business assets will be used in the banking business of Commerce Union Bank. As a result, the merger should qualify as a reorganization under Section 368(a) of the Code as long as the “continuity of interest” requirement is also satisfied.

“Continuity of interest” requires that in substance a substantial part of the value of the Reliant common stock is exchanged for Commerce Union common stock. Under guidelines set forth in the Treasury Regulations, if at least 40 percent of the value of the consideration delivered in exchange for the value of Reliant’s aggregate equity consists of Commerce Union common stock, then the “continuity of interest” requirement should be satisfied, even if the remaining Reliant equity is exchanged for cash in lieu of fractional shares or other consideration that is not Commerce Union equity. Any Reliant warrants and options to purchase Reliant common stock that are outstanding as of the effective time of the merger are not regarded as outstanding Reliant common stock. It is anticipated that at least 40 percent of the value of the common stock and preferred stock in Reliant (determined as of the day before the date that the merger agreement was executed) will be exchanged for Commerce Union common stock.

Tax Consequences of Merger for U.S. Shareholders

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. Shareholders. Since Commerce Union is in control of Commerce Union Bank, Commerce Union common stock is used as the merger consideration, no stock of Commerce Union Bank will be used as the merger consideration, substantially all of Reliant’s assets will be acquired by Commerce Union Bank, and the general requirements in the Code and Treasury Regulations required for a “tax-free” reorganization will be satisfied, as discussed above, including “continuity of interest,” Butler Snow LLP has issued a tax opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The tax opinion is based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants, including those contained in representation letters executed by officers of Commerce Union and Reliant that, if incorrect in certain material respects, would jeopardize the conclusions reached by Butler Snow LLP in its opinion. The tax opinion will not bind the Internal Revenue Service (“IRS”) or prevent the IRS from successfully asserting a contrary opinion. No ruling will be requested from the IRS in connection with the merger.

The U.S. federal income tax consequences of the merger to an owner of Reliant common stock that is a U.S. Shareholder generally will depend on whether the U.S. Shareholder exchanges Reliant common stock for cash, Commerce Union common stock or a combination of cash and Commerce Union common stock.

•	Exchange Solely for Commerce Union Common Stock. No gain or loss will be recognized by U.S. Shareholders upon the exchange of shares of Reliant common stock solely for shares of Commerce Union common stock pursuant to the merger, except in respect of cash received in lieu of the issuance of a fractional share of Commerce Union common stock (as discussed below).

•	Exchange of Cash in Lieu of Fractional Share. A U.S. Shareholder who receives cash in lieu of the issuance of a fractional share of Commerce Union common stock will generally be treated as having received such factional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized in an amount equal to the difference between the amount of cash received instead of the fractional share and the portion of the U.S. Shareholder’s aggregate adjusted tax basis of the Reliant shares exchanged in the merger which is allocable to the fractional share of Commerce Union common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares of Reliant common stock is more than one year.

•	Exchange Solely for Cash. A U.S. Shareholder who receives solely cash in exchange for Reliant common stock, whether as a result of exercising dissenter’s rights, state-restricted shares, cash-out shares, or otherwise, will generally recognize gain or loss in an amount equal to the difference between the cash received and the U.S. Shareholder’s adjusted tax basis in the shares of Reliant common stock surrendered by such shareholder. Any taxable gain to a U.S. Shareholder on the exchange of Reliant common stock will generally be treated as capital gain, either long-term or short-term capital gain depending on such shareholder’s holding period for the Reliant common stock. Each holder of Reliant common stock who contemplates exercising statutory dissenters’ or appraisal rights should consult its tax advisor as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

•	Tax Basis of Commerce Union Common Stock Received in the Merger. The aggregate tax basis of the Commerce Union common stock (including a fractional share deemed received and sold for cash as described above) received in the merger will equal the aggregate tax basis of the Reliant common stock surrendered in the exchange, reduced by the amount of cash received, if any, that is treated as received in exchange for Reliant common stock (excluding any cash received in lieu of a fractional share of Commerce Union common stock), and increased by the amount of gain, if any, recognized in the exchange (including any portion of the gain that is treated as a dividend but excluding any gain resulting from a fractional share deemed received and sold for cash as described above).

•	Holding Period of Commerce Union Common Stock Received in the Merger. The holding period for any Commerce Union common stock received in the merger will include the holding period of the Reliant common stock surrendered in the exchange.

•

Possible Treatment of Cash as a Dividend. There are certain circumstances in which all or part of the gain recognized by a U.S. Shareholder will be treated as a dividend rather than capital gain. In general, the determination of whether the gain recognized in the exchange (other than gain with respect to fractional shares) will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the U.S. Shareholder’s deemed percentage stock ownership in Commerce Union. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Shareholder, including the application of certain constructive ownership rules. Consequently, each U.S. Shareholder should consult its tax advisor regarding the potential tax consequences of the merger to such shareholder.

Tax Consequences of Merger for Commerce Union and Reliant

Neither Commerce Union nor Reliant will recognize taxable gain or loss as a result of the merger.

Tax Consequences of Merger for Non-U.S. Shareholders

For purposes of this discussion, the term “Non-U.S. Shareholder” means a beneficial owner of Reliant common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Shareholder. The rules governing the U.S. federal income taxation of Non-U.S. Shareholders are complex, and no attempt will be made herein to provide more than the following limited summary of those rules.

Any gain a Non-U.S. Shareholder recognizes from the exchange of Reliant common stock for Commerce Union common stock and cash in the merger generally will not be subject to U.S. federal income tax unless (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Shareholder in the United States, or (b) in the case of a Non- U.S. Shareholder who is an individual, such shareholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. Shareholders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, Non-U.S. Shareholders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. Shareholders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

As a result of the merger, current shareholders of Reliant common stock will hold Commerce Union common stock. Dividends paid to Non-U.S. Shareholders (to the extent paid out of Commerce Union’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) with respect to such shares of Commerce Union common stock will be subject to withholding at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividends are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, as discussed below. Even if a Non-U.S. Shareholder is eligible for a lower treaty rate, Commerce Union will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments unless Commerce Union has received a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to a lower treaty rate with respect to such payments. If a Non-U.S. Shareholder holds the Commerce Union common stock through a foreign financial institution or other foreign non-financial entity, a 30% withholding tax will be imposed on dividends paid after December 31, 2012, to such “foreign financial institution” or other foreign non-financial entity unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

If a Non-U.S. Shareholder is subject to withholding at a rate in excess of a reduced rate for which it is eligible under a tax treaty or otherwise, it may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate. Investors are encouraged to consult with their own tax advisers regarding the possible implications of these withholding requirements.

Dividends that are effectively connected with the conduct of a trade or business within the United States and, if certain tax treaties apply, are attributable to a U.S. permanent establishment, are not subject to withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividend received by a Non-U.S. Shareholder that is a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Tax Consequences if the Merger Does Not Qualify as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, the merger will be a fully taxable transaction to the shareholders of Reliant common stock. In such case, U.S. Shareholders will recognize gain or loss measured by the difference between the total consideration received in the merger and such shareholders’ tax basis in the shares of Reliant common stock surrendered in the merger. Each shareholder of Reliant common stock is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Reliant common stock surrendered in the merger. The aggregate tax basis in the shares of Commerce Union common stock received pursuant to the merger will be equal to the fair market value of such Commerce Union common stock as of the closing date of the merger. The holding period of such shares of Commerce Union common stock will begin on the date immediately following the closing date of the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to shareholders of Reliant common stock in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 31% if a U.S. Shareholder or Non-U.S. Shareholder (i) fails to provide a taxpayer identification number or appropriate certificates, or (ii) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to shareholders of Reliant common stock under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against your applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Both U.S. Shareholders and Non-U.S. Shareholders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, RELIANT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS

Board of Directors and Management of Commerce Union after the Merger

Commerce Union Directors after the Merger

At the effective time of the merger, the number of directors on the board of directors of Commerce Union will be 11, of which five will be existing members of the Reliant board of directors, five will be existing members of the Commerce Union board of directors, and one will be an agreed-upon individual who will be independent from the combined company under the listing rules of NASDAQ. The members of the current Reliant board of directors who will serve on the combined Commerce Union board of directors after the merger are: Homayoun Aminmadani, DeVan D. Ard, Jr., Farzin Ferdowsi, Darrell S. Freeman, Sr., and James R. Kelley. The members of the current Commerce Union board of directors who will continue to serve on the combined board of directors after the merger are: Charles Trimble Beasley, John Lewis Bourne, Ron DeBerry, James Gilbert Hodges, and Don Richard Sloan. Mr. DeBerry will serve as the Chairman of the Commerce Union board of directors following the merger. Under the listing rules of NASDAQ, Messrs. Beasley, Bourne, Hodges, and Sloan are currently independent directors, and after the merger, will continue to be independent directors. With respect to Commerce Union, at the effective time of the merger, Messrs. Aminmadani, Freeman, and Kelley will be independent under the listing rules of NASDAQ. Messrs. Ard, DeBerry, and Ferdowsi will not be independent with respect to Commerce Union after the effective time of the merger.

The Commerce Union charter requires staggered terms for the board of directors, and the directors are divided into three classes—Class I, Class II, and Class III—with each director serving for a three year term. The terms of current Class I directors expire at the 2015 annual shareholders’ meeting, Class II directors’ terms expire at the 2016 annual shareholders’ meeting, and Class III directors’ terms expire at the 2017 annual shareholders’ meeting. The following table sets forth each Commerce Union and Commerce Union Bank director after the merger, and for each Commerce Union director, includes the director’s class on the board:

Name	Current Organization	Post-Merger Position
		Commerce Union Bank Board	Commerce Union Bancshares, Inc. Board
Homayoun Aminmadani	Reliant	Director	Class II Director

DeVan D. Ard, Jr.	Reliant	Director	Class I Director

Charles Trimble Beasley	Commerce Union	Director	Class II Director

John Lewis Bourne	Commerce Union	Director	Class III Director

William R. DeBerry	Commerce Union	Director	Class I Director Chairman

Robert Faber	Reliant	Director	None

Farzin Ferdowsi	Reliant	Director Chairman	Class I Director

Darrell S. Freeman, Sr.	Reliant	Director	Class III Director

Andrew G. Higgins	Reliant	Director	None

James Gilbert Hodges	Commerce Union	Director	Class III Director

James R. Kelley	Reliant	Director	Class III Director

Don Richard Sloan	Commerce Union	Director	Class II Director

William Robert (Bill) McKinney, Jr.	Commerce Union	Director	None

Marvin Leroy Smith, III	Commerce Union	Director	None

Commerce Union Officers after the Merger: The following table sets forth each Commerce Union and Commerce Union Bank officer after the merger:

Name	Current Organization and Position	Post-Merger Position
		Commerce Union Bank	Commerce Union Bancshares, Inc.
DeVan D. Ard, Jr.	Reliant President and Chief Executive Officer	President and Chief Executive Officer	President

Berlin Scott Bagwell	Commerce Union Chief Lending Officer	Executive Vice President and Robertson County Market President	None

J. Daniel (Dan) Dellinger	Reliant Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

Paula DeBerry	Commerce Union Bank Executive Vice President, Chief Retail Officer and Sumner County Market President	Executive Vice President, Chief Retail Officer and Sumner County Market President	None

William R. DeBerry	Commerce Union President and Chief Executive Officer/Bank President and Chief Executive Officer	None	Chief Executive Officer

Rick Murray	Commerce Union Chief Financial Officer	Executive Vice President and Chief Information Officer	None

Gene Whittle	Reliant Executive Vice President and Chief Credit Officer	Executive Vice President and Chief Credit Officer	None

John R. Wilson	Reliant Executive Vice President and Chief Loan Officer	Executive Vice President, Chief Loan Officer, and Williamson County Market President	None

Interests of Employees and Directors of Reliant in the Merger

General. Some of the employees and directors of Reliant may be deemed to have interests in the merger in addition to their interests as shareholders of Reliant generally. These interests include, among others, proposed employee benefits for those who become employees of Commerce Union or Commerce Union Bank after the merger, the appointment of certain Reliant directors to the board of Commerce Union and the board of Commerce Union Bank, and insurance coverage and indemnification for Commerce Union’s directors and officers, as described below.

Stock Options. As described above under the caption “Treatment of Reliant Stock Options; Extension of Non-Qualified Options,” at the effective time of the merger, each outstanding option to purchase shares of Reliant common stock under the Reliant Bank Amended and Restated Stock Option Plan shall be automatically cancelled and converted into an option to purchase that number of shares of Commerce Union common stock equal to the number of shares of Reliant common stock issuable upon the exercise of such option immediately prior to the effective time of the merger multiplied by the exchange ratio set forth in the merger agreement. The per share exercise price of a Reliant options shall be equal to the per share exercise price of the Reliant option immediately prior to the effective time of the merger divided by the exchange ratio set forth in the merger agreement.

Additionally, the merger agreement provides that both Commerce Union and Reliant will extend for an additional three years the terms of their respective non-qualified stock options. The non-qualified options to purchase Reliant stock are held by the members of the board of directors of Reliant.

Employment Agreements. As described above, after the merger, Mr. Ard, who is currently a director, the president, and the chief executive officer of Reliant, will replace Mr. DeBerry as the president and chief executive officer of Commerce Union Bank and will serve as a director of Commerce Union and Commerce Union Bank, Mr. Dellinger, who is currently a director, an executive vice president, and the chief operating officer of Reliant, will become an executive vice president and the chief financial officer of Commerce Union and Commerce Union Bank, Mr. Whittle, who is currently an executive vice president and the chief credit officer of Reliant, will become an executive vice president and the chief credit officer of Commerce Union Bank, and John R. Wilson, who is currently a director, an executive vice president and the chief loan officer of Reliant, will become an executive vice president and the chief loan officer of Commerce Union Bank. Each of Messrs. Ard, Dellinger, Whittle, and Wilson will enter into employment agreements with Commerce Union and/or Commerce Union Bank immediately following the merger. The forms of the employment agreements to be signed by these three individuals are described below.

Under the proposed employment agreements, the officers will be paid salaries that will be reviewed by Commerce Union’s nominating and compensation committee at least annually. In addition to salary, the officers will be eligible for annual bonuses and may receive use of a bank-owned automobile or an automobile allowance, a cellular phone allowance, country club dues, business and professional education expenses, paid vacation, and any other benefits, including, without limitation, retirement plan and health, dental, life, and disability insurance benefits, as may be available from time to time to similarly situated employees of Commerce Union and/or Commerce Union Bank.

The initial term of each such employment agreement will be for one year and the agreements automatically renew for additional one-year terms unless either party gives written notice to the other party of the party’s intent not to renew the agreement at least 90 days prior to the end of the initial term or then-current renewal term.

If Commerce Union or Commerce Union Bank terminates an officer’s employment agreement without cause or if the officer terminates the officer’s employment agreement for cause, then the officer will be entitled to a multiple of the officer’s then-current annual base salary and, for a period of up to 18 months following such termination, the officer, and the officer’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under Commerce Union and/or Commerce Union Bank’s medical plan, subject to certain conditions. In the event that Commerce Union and/or Commerce Union Bank terminate an officer’s employment agreement as a result of the officer’s disability, then Commerce Union and/or Commerce Union Bank will be required to continue to pay the officer 60% of the officer’s then-current annual base salary for a period of 12 months following termination (subject to the officer’s receiving payments under the officer’s long-term disability policy upon which Commerce Union and/or Commerce Union Bank’s obligation to pay the officer will cease).

If an officer’s employment agreement is terminated without cause by Commerce Union and/or Commerce Union Bank (or any successor thereto), as applicable, or with cause by the officer within twelve months following a change of control of Commerce Union and/or Commerce Union Bank, as applicable, then the officer will be entitled to a lump-sum severance payment equal to a multiple of the officer’s then-current annual base salary and, for a period of up to 18 months following such termination, the officer, and the officer’s spouse and eligible dependents, will continue to be eligible to receive medical coverage under Commerce Union and/or Commerce Union Bank’s medical plan, subject to certain conditions.

The employment agreements will contain provisions restricting the officer’s ability to compete, either directly or indirectly, with Commerce Union and/or Commerce Union Bank within a 75-mile radius of any banking office maintained by Commerce Union Bank during the period of such officer’s employment and for a period 12 months following the termination of the officer’s employment, to solicit customers or employees of Commerce Union and/or Commerce Union Bank during the period of such officer’s employment and for a period of 12 months after the termination of the officer’s employment, or to make any untruthful statement that could reasonably be perceived to disparage Commerce Union and/or Commerce Union Bank during the period of such officer’s employment and for a period of two years thereafter. The employment agreements will also contain a provision relating to the protection of confidential information that restricts the officer’s ability to take any action which would cause any information of Commerce Union and/or Commerce Union Bank to lose its character or cease to qualify, or fail to take any action necessary in order to prevent any information of Commerce Union and/or Commerce Union Bank from losing its character or ceasing to qualify, as confidential information or a trade secret of Commerce Union and/or Commerce Union Bank during the period of such officer’s employment and for a period of two years after the termination of such officer’s employment.

The dollar amounts of the executive officers compensation after the merger had been discussed before the merger agreement was signed but these amounts were only formally agreed upon after such signing. As proposed, Mr. Ard will receive an initial base salary of $310,000, Mr. Dellinger will receive an initial base salary of $215,000, Mr. Whittle will receive an initial base salary of $215,000, and Mr. Wilson will receive an initial base salary of $215,000.

Director Fees. It is expected that, as of the effective time of the merger, Homayoun Aminmadani, DeVan D. Ard, Jr., Farzin Ferdowsi, Darrell S. Freeman, Jr., and James R. Kelley, who currently serve on Reliant’s board of directors, will be appointed to serve as directors of Commerce Union. In connection with such service, each such director, other than Mr. Ard, shall receive an annual retainer and director fees for such service. Currently, directors of Commerce Union receive an annual retainer in the amount of $6,000 and fees equal to $150 for each board meeting attended and $300 for each committee meeting attended. Mr. Ferdowsi will serve as the chairman of Commerce Union Bank’s board and will receive an additional annual retainer for serving in such position. Currently, the chairman of Commerce Union Bank’s board receives an additional annual retainer of $1,500.

Director Resignation Agreement. Reliant director, Bob Clement, will not serve on the board of either Commerce Union or Commerce Union bank after the merger. Mr. Clement will enter into a resignation agreement with Reliant prior to the effective time of the merger, and as consideration, he will receive a one-time payment of $10,000.

Employee Benefits. The merger agreement generally provides that, after the effective time of the merger, Commerce Union Bank will furnish to those employees of Reliant who become employees of Commerce Union Bank compensation and benefits that are no less favorable, in the aggregate, than that provided to similarly situated employees of Commerce Union Bank as of such time. For purposes of eligibility and vesting under Commerce Union Bank’s employee benefit plans, with certain exceptions, service with Reliant prior to the effective time of the merger will be treated as service with Commerce Union Bank. With respect to Commerce Union Bank employee benefit plans providing health care coverage, Commerce Union Bank will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to the continuing employees or their eligible spouses and eligible dependents who were covered under a similar Reliant benefit plan immediately prior to the effective time of the merger. If continuing employees experience a transition in health care coverage during the middle of a plan year, Commerce Union Bank will use commercially reasonable efforts to cause any successor Commerce Union Bank employee benefit plan providing health care coverage for continuing employees to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment, or other cost-sharing amounts previously paid by continuing employees respecting their participation in the corresponding Reliant benefit plan during such plan year prior to the transition effective date.

Indemnification and Insurance. For a period of six years after the merger, Commerce Union Bank will indemnify each of the current and former directors and officers of Reliant against all liabilities and damages based on or pertaining to the fact that he or she was a director or officer of Reliant or was serving in some capacity of another entity at the request of Reliant to the fullest extent such individual would have been entitled to be so indemnified, subject to applicable law, under the charter and bylaws of Reliant in effect as of the date of the merger agreement. Additionally, prior to the effective time of the merger, Reliant shall obtain, and, after the effective time, Commerce Union Bank shall maintain, “tail” liability insurance providing coverage for a period of not less than three years after the effective time of the merger for persons who are currently covered by Reliant’s existing directors’ and officers’ liability insurance policy.

Interests of Employees and Directors of Commerce Union in the Merger

Certain of Commerce Union and Commerce Union Bank’s executive officers and directors have financial and other interests in the merger that are in addition to, or different from, their interests as Commerce Union shareholders generally. Commerce Union’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement.

Employment Relationships. Certain of Commerce Union and Commerce Union Bank’s executive officers will enter into new employment agreements to become effective immediately following the merger. These executive officers include Paula C. DeBerry, William R. DeBerry, Scott Bagwell, and Rick Murray. Each such employment agreement will be in the same form, and contain the same or substantially similar terms, as the employment agreements described above to be entered into by Messrs. Ard, Dellinger, Whittle, and Wilson.

The dollar amounts of the executive officers’ compensation after the merger had been discussed before the merger agreement was signed but these amounts were only formally agreed upon after such signing. As proposed, Mrs. DeBerry will receive an initial base salary of $200,000, Mr. DeBerry will receive an initial base salary of $310,000, Mr. Bagwell will receive an initial base salary of $185,000, and Mr. Murray will receive an initial base salary of $165,000.

For a discussion of Mr. DeBerry, Mr. Bagwell, Mrs. DeBerry, and Mr. Murray’s current employment agreements, see “Executive Compensation—Named Executive Officer Employment Agreements.”

Director Resignation and Release Agreements. As of the effective time of the merger, Jane Ellis Bellar, Gwendolous Verdella Martin, Nancy Jo Martin, William Robert McKinney, Jr., Leland Gray Scott, and Marvin Leroy Smith, III will resign from the board of directors of Commerce Union. Additionally, as of the effective time of the merger, Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will also resign from the board of directors of Commerce Union Bank. In connection with their resignations from the board of directors of both Commerce Union and Commerce Union Bank, each of Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will enter into an agreement with Commerce Union and Commerce Union Bank. Each such agreement provides that Commerce Union or Commerce Union Bank will pay the resigning director a severance payment of $10,000. Additionally, pursuant to such agreements, these individuals have agreed that, for a period of 24 months, they shall refrain from, among other things, joining the board of directors or being employed by any other regulated financial institution, working with any individual or group of individuals in connection with organizing another financial institution that would compete with Commerce Union Bank, soliciting any employees of Commerce Union Bank to leave Commerce Union Bank, encouraging customers of Commerce Union Bank to move their business to any other financial institution, disclosing any confidential or proprietary information of or regarding Commerce Union or Commerce Union Bank. Pursuant to such agreements, each director also releases Commerce Union and Commerce Union Bank from any and all claims that the director has or any time had against Commerce Union or Commerce Union Bank.

Extension of Non-Qualified Options. The merger agreement provides that both Commerce Union and Reliant will extend for an additional three years the terms of their respective non-qualified stock options. The non-qualified options to purchase Commerce Union stock are held by members of the board of directors of Commerce Union.

Conditions to Consummation

The respective obligations of Commerce Union, Commerce Union Bank, and Reliant to consummate the merger are subject to the satisfaction or, to the extent permissible, waiver of certain conditions, including:

•	the approval of the merger agreement by Reliant’s shareholders;

•	the approval of the merger agreement by Commerce Union’s and Commerce Union Bank’s shareholders;

•	the receipt of all required consents and approvals of governmental authorities (including the Federal Reserve and the TDFI), without the imposition of any non-standard condition or restriction which the Commerce Union or Reliant board of directors determines would materially reduce the benefits of the merger, and the expiration of all statutory waiting periods;

•	the absence of any order, decree, or injunction of any governmental authority enjoining or prohibiting the merger, and the absence of any law prohibiting or making illegal the consummation of the merger;

•	the effectiveness of the registration statement under the Securities Act and the absence of any stop order suspending its effectiveness or any proceeding to suspend its effectiveness, and receipt of all necessary approvals under state securities laws;

•	the receipt of written resignations from certain directors of Commerce Union and/or Commerce Union Bank identified in the merger agreement from the board(s) of directors of Commerce Union and/or Commerce Union Bank; and

•	holders of not more than 7.5% of Reliant’s outstanding common stock having perfected their rights to dissent from the merger under the Tennessee Business Corporation Act.

The obligation of Reliant to consummate the merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of Commerce Union and Commerce Union Bank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the transactions provided for by the merger agreement, subject to the materiality standards provided for in the merger agreement;

•	Commerce Union’s and Commerce Union Bank’s performance of and compliance with, in all material respects, their obligations and covenants under the merger agreement;

•	Reliant’s receipt of a certificate, dated as of the date of the closing of the transactions provided for by the merger agreement, signed by the chief executive officer and chief financial officer of Commerce Union and Commerce Union Bank to the effect that the two conditions described immediately above have been satisfied;

•	Commerce Union having not suffered a material adverse effect since December 31, 2013;

•	the receipt by Commerce Union and Commerce Union Bank of all consents, approvals, and waivers required to be obtained by Commerce Union and Commerce Union Bank in connection with the consummation of the transactions contemplated by the merger agreement; and

•	the delivery by Commerce Union to an exchange agent of a certificate or certificates, or evidence of shares in book entry form, representing the number of shares of Commerce Union common stock to be issued to holders of Reliant common stock in connection with the merger and cash in an amount sufficient for the exchange agent to make payment in respect of non-issued fractional shares of Commerce Union common stock.

The respective obligations of Commerce Union and Commerce Union Bank to consummate the merger are also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of Reliant in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the transactions provided for by the merger agreement, subject to the materiality standards provided for in the merger agreement;

•	Reliant’s performance of and compliance with, in all material respects, its obligations and covenants under the merger agreement;

•	the receipt by Commerce Union and Commerce Union Bank of a certificate, dated as of the date of the closing of the transactions provided for by the merger agreement, signed by the chief executive officer and chief financial officer of Reliant to the effect that the two conditions described immediately above have been satisfied;

•	Reliant having not suffered a material adverse effect since December 31, 2013; and

•	the receipt by Reliant of all consents, approvals, and waivers required to be obtained by Reliant in connection with the consummation of the transactions contemplated by the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger:

•	by mutual written consent of Commerce Union, Commerce Union Bank, and Reliant;

•	by either Commerce Union and Commerce Union Bank or Reliant, if the merger is not consummated by April 15, 2015, so long as the parties’ failure to consummate the merger by this date is not due to the failure of the party seeking to terminate to perform or observe its obligations or covenants under the merger agreement;

•	by either Commerce Union and Commerce Union Bank or Reliant, if any regulatory or other governmental approval required for the merger has been denied by final and non-appealable action or any application for any such approval has been permanently withdrawn at the request of a governmental entity, provided the denial or withdrawal is not due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by either Commerce Union and Commerce Union Bank or Reliant, in the event any court or other governmental authority has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the merger, provided that the order is not due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by Commerce Union and Commerce Union Bank:

•	in the event of a breach of the merger agreement by Reliant, if the breach would result in certain of the closing conditions in the merger agreement not being fulfilled and is not cured within 15 days after written notice of the breach (provided that neither Commerce Union nor Commerce Union Bank is in material breach of the merger agreement) (a “Commerce Union breach termination”);

•	if Commerce Union’s shareholders do not approve the merger agreement at the Commerce Union shareholders meeting (provided that Commerce Union has complied with its obligations to call and hold the Commerce Union shareholders meeting and recommend and solicit approval of the merger agreement) or if Reliant’s shareholders do not approve the merger agreement at the Reliant shareholders meeting;

•	in the event of a breach by Reliant of its obligations under the merger agreement relative to other acquisition proposals or calling and holding the Reliant shareholders meeting and recommending and soliciting approval of the merger agreement, or if, after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus, Reliant makes a Reliant change of recommendation;

•	if a third-party tender or exchange offer for 10% or more of Reliant’s outstanding stock is commenced and Reliant’s board of directors fails to recommend that Reliant’s shareholders reject the tender or exchange offer; or

•	at any time prior to the approval of the merger agreement by Commerce Union’s shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that Commerce Union and Commerce Union Bank have not breached their obligations under the merger agreement relative to other acquisition proposals and that Commerce Union has not breached its obligations relative to calling and holding the Commerce Union shareholders meeting and recommending and soliciting approval of the merger agreement; or

•	by Reliant:

•	in the event of a breach of the merger agreement by Commerce Union or Commerce Union Bank, if the breach would result in certain of the closing conditions in the merger agreement not being fulfilled and is not cured within 15 days after written notice of the breach (provided that Reliant is not in material breach of the merger agreement) (a “Reliant breach termination”);

•	if Reliant’s shareholders do not approve the merger agreement at the Reliant shareholders meeting (provided that Reliant has complied with its obligations to call and hold the Reliant shareholders meeting and recommend and solicit approval of the merger agreement) or if Commerce Union’s shareholders do not approve the merger agreement at the Commerce Union shareholders meeting;

•	in the event of a breach by Commerce Union and Commerce Union Bank of their obligations under the merger agreement relative to other acquisition proposals, or a breach by Commerce Union of its obligations relative to calling and holding the Commerce Union shareholders meeting and recommending and soliciting approval of the merger agreement, or if, after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus, Commerce Union makes a Commerce Union change of recommendation;

•	if a third-party tender or exchange offer for 10% or more of Commerce Union’s outstanding stock is commenced and Commerce Union’s board of directors fails to recommend that Commerce Union’s shareholders reject the tender or exchange offer; or

•	at any time prior to the approval of the merger agreement by Reliant’s shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that Reliant has not breached its obligations under the merger agreement relative to other acquisition proposals or calling and holding the Reliant shareholders meeting and recommending and soliciting approval of the merger agreement.

Representations and Warranties Made by Commerce Union and Reliant in the Merger Agreement

The merger agreement contains customary representations and warranties made by Reliant to Commerce Union and Commerce Union Bank, on the one hand, and made by Commerce Union and Commerce Union Bank to Reliant, on the other hand. The representations and warranties contained in the merger agreement are the product of negotiations among the parties and, generally, are solely for the benefit of Commerce Union, Commerce Union Bank, and Reliant. Inaccuracies in these representations and warranties are subject to waiver by the parties to the merger agreement, and the representations and warranties are qualified by confidential disclosure memorandums prepared and delivered by the parties containing non-public information and made for the purposes of allocating contractual risk among the parties instead of establishing these matters as facts. Consequently, the representations and warranties of the parties contained in the merger agreement may not be relied upon by persons other than the parties to the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date, nor may Commerce Union shareholders or Reliant shareholders rely upon them in making their decision whether to approve the merger agreement and the transactions contemplated by the merger agreement. Generally, the merger agreement may only be enforced against a party thereto by another party thereto. Moreover, information concerning the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement, and this subsequent information may or may not be fully reflected.

The merger agreement contains representations and warranties made by Reliant to Commerce Union and Commerce Union Bank, and made by Commerce Union and Commerce Union Bank to Reliant, relating to, among other things:

•	corporate organization, existence, and good standing; corporate power and authority; and organizational documents and corporate records;

•	subsidiaries and equity or ownership interests in third parties;

•	capital stock and capitalization;

•	authority to execute and deliver the merger agreement and to perform the obligations set forth therein and consummate the transactions contemplated thereby;

•	enforceability of the merger agreement;

•	the absence of violations of or conflicts with applicable laws, organizational documents, and material contracts, agreements, and other obligations;

•	consents, approvals, waivers, notices, filings, and registrations required in connection with the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•	filings with regulatory and other governmental authorities;

•	filings required under federal securities laws;

•	financial statements and books and records;

•	the absence of undisclosed liabilities;

•	the absence of certain events and occurrences;

•	pending and threatened legal proceedings and the absence of judgments, orders, and other decrees;

•	the absence of certain regulatory actions and any basis therefor;

•	compliance with applicable laws;

•	tax matters;

•	material contracts and agreements;

•	intellectual property matters and information technology and computer systems;

•	labor and employment matters;

•	benefit plans and arrangements;

•	real and personal property;

•	environmental matters;

•	receipt of financial advisor fairness opinions;

•	brokers and broker fees and expenses;

•	loan matters, including allowance for loan and lease losses;

•	related party transactions;

•	insurance matters;

•	investment securities and derivatives;

•	offers and sales of and other transactions in securities;

•	transactions with affiliates;

•	administration and maintenance of fiduciary accounts;

•	the absence of certain knowledge relative to the federal income tax treatment of the merger; and

•	internal controls over financial reporting.

Certain of the representations and warranties contained in the merger agreement are subject to “materiality” or “material adverse effect” qualifiers. For purposes of the merger agreement, “material adverse effect” generally means an effect, circumstance, occurrence, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, developments, or changes, (i) is material and adverse to the business, financial condition, or results of operations of Commerce Union or Reliant (as the case may be) and its subsidiaries taken as a whole, or (ii) materially impairs the ability of Commerce Union, Commerce Union Bank, or Reliant (as the case may be) to perform its obligations under the merger agreement or prevents or materially impedes the consummation of the transactions contemplated by the merger agreement. However, with respect to (i) above, the term material adverse effect does not include the impact of any effect, circumstance, occurrence, development, or change resulting from:

•	changes in laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by governmental authorities, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;

•	changes in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;

•	changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;

•	any outbreak or escalation of hostilities, declared or undeclared acts of war, or terrorism, except to the extent of any materially disproportionate impact as measured relative to similarly situated companies in the banking and financial services industry;

•	the public announcement or pendency of the merger agreement or the transactions contemplated by the merger agreement; or

•	actions or omissions of the parties required under the merger agreement or taken or omitted to be taken with the prior consent of the other party or parties.

Amendment, Waiver, and Termination

Prior to the filing of articles of merger with the Tennessee Secretary of State to complete the merger, the merger agreement may be amended by a written instrument signed by all parties to the merger agreement. However, after the merger agreement has been approved by the shareholders of a party, the merger agreement cannot be subsequently amended without the approval of that party’s shareholders if the amendment changes (i) the amount or kind of consideration to be received by Reliant shareholders or (ii) any other provision of the merger agreement and the change would adversely affect that party’s shareholders in any material manner.

Effect of Termination

Generally, except as discussed below, if the merger agreement is terminated, the parties will bear their own costs and expenses incurred in connection with the merger and will have no further liability or obligations under the merger agreement. However, even if the merger agreement is terminated, no party will be relieved of liability for fraud or any willful or intentional breach of the merger agreement.

Reliant will be required to pay Commerce Union and Commerce Union Bank a termination fee of $1,250,000:

•	in the event of a Commerce Union breach termination the result of a knowing, willful, or intentional breach of the merger agreement by Reliant, if within 12 months after termination of the merger agreement Reliant enters into an agreement with respect to or consummates an acquisition proposal;

•	in the event the merger agreement is terminated by Commerce Union and Commerce Union Bank as a result of (i) a breach by Reliant of its obligations under the merger agreement relative to other acquisition proposals or calling and holding the Reliant shareholders meeting and recommending and soliciting approval of the merger agreement or (ii) Reliant making a Reliant change of recommendation after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus;

•	in the event Reliant’s board of directors fails to recommend that Reliant’s shareholders reject a third-party tender or exchange offer for 10% or more of Reliant’s outstanding stock; or

•	in the event Reliant terminates the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

Commerce Union and Commerce Union Bank will be required to pay Reliant a termination fee of $1,250,000:

•	in the event of a Reliant breach termination the result of a knowing, willful, or intentional breach of the merger agreement by Commerce Union or Commerce Union Bank, if within 12 months after termination of the merger agreement Commerce Union or Commerce Union Bank enters into an agreement with respect to or consummates an acquisition proposal;

•	in the event the merger agreement is terminated by Reliant as a result of (i) a breach by Commerce Union and Commerce Union Bank of their obligations under the merger agreement relative to acquisition proposals, or a breach by Commerce Union of its obligations relative to calling and holding the Commerce Union shareholders meeting and recommending and soliciting approval of the merger agreement, or (ii) Commerce Union making a Commerce Union change of recommendation after recommending to its shareholders the approval of the merger agreement in this joint proxy statement/prospectus;

•	in the event Commerce Union’s board of directors fails to recommend that Commerce Union’s shareholders reject a third-party tender or exchange offer for 10% or more of Commerce Union’s outstanding stock; or

•	in the event Commerce Union and Commerce Union Bank terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

Covenants and Agreements

Conduct of Business Pending the Merger. The merger agreement contains customary covenants regarding the parties’ operation of their respective businesses prior to the effective time of the merger. Subject to certain exceptions, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement or as required by law or at the direction of a governmental authority, each of Reliant, Commerce Union, and Commerce Union Bank has agreed not to, and to cause its subsidiaries not to, do any of the following, without the prior written consent of the other party or parties:

•	conduct its business other than in the regular, ordinary, and usual course consistent with past practice;

•	fail to use its best efforts to maintain its business organization and customer and other business relationships, and retain the services of its officers and employees;

•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•	incur or modify any indebtedness or assume, guarantee, or otherwise become responsible for the obligations of any other person, other than ordinary course deposit liabilities and Federal Home Loan Bank advances with a maturity of not more than five years;

•	prepay any indebtedness if it would result in a prepayment penalty;

•	adjust, split, combine, or reclassify any of its capital stock, or make, declare, or pay any dividend or other distribution on its capital stock;

•	grant any person a right to acquire, or issue, any shares of its capital stock or securities or rights convertible into or exercisable for its capital stock;

•	redeem or otherwise acquire any shares of its capital stock;

•	sell, encumber, or otherwise dispose of any of its properties or assets or cancel or release any material indebtedness or claims, other than in the ordinary course of business;

•	make any equity investment or form any new subsidiary or dissolve, liquidate, or terminate any existing subsidiary;

•	enter into, renew or fail to renew, amend, modify, cancel, or terminate any material contract;

•	make or commit to make any loan, except in accordance with existing lending practices where the principal amount of the loan together with the aggregate outstanding principal balance of all outstanding loans and commitments for loans to the subject borrower and the borrower’s affiliates does not exceed certain stated thresholds;

•	extend credit to any person who has a loan that is classified “doubtful,” “substandard,” or “special mention” or that is on non-accrual status;

•	renegotiate, renew, increase the amount of, extend the term of, or modify any loan to a classified borrower;

•	make or increase the amount of any loan to any director, executive officer, or principal shareholder (or any entity controlled by any of the foregoing), except in compliance with Regulation O of the Federal Reserve;

•	commence any legal proceeding or enter into any settlement or similar agreement with respect to any legal proceeding, where the proceeding or agreement involves the payment by the subject party of an amount in excess of $100,000 or would impose any material restriction on the subject party’s business or operations;

•	increase the compensation or benefits payable to any director, officer, or employee, except in accordance and consistent with past practice and consistent with its operating budget;

•	institute, amend, renew, terminate, or extend any benefit plan or arrangement or any employment, severance, change of control, or other agreement with or for the benefit of any director, officer, or employee;

•	amend or modify the terms of any outstanding stock option or voluntarily accelerate the vesting of or the lapsing of restrictions with respect to any stock options or other stock-based compensation;

•	elect to any office with the title of executive vice president or higher any person who does not hold that office as of the date of the merger agreement or elect to its board of directors any person who is not a member of its board of directors as of the date of the merger agreement;

•	hire any employee with an annual salary in excess of $100,000, except as necessary to replace an employee whose employment is terminated;

•	amend its charter, bylaws, or other governing documents;

•	enter into any plan or agreement of consolidation, merger, share exchange, or reorganization;

•	make any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate;

•	establish or commit to the establishment of any new branch, loan or deposit production, or other office facilities, or file an application to relocate or terminate the operation of any banking office;

•	enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of interest-earning assets or interest-bearing liabilities to changes in market rates of interest, except in accordance and consist with existing policies;

•	make any material changes in material banking policies or procedures;

•	make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any taxes, enter into any closing agreement with respect to any taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes, or file any amended tax return;

•	take any action intended or that would reasonably be expected to result in any of its representations or warranties set forth in the merger agreement being or becoming untrue; any of the conditions to the merger not being satisfied; or a breach or violation of any provision of the merger agreement;

•	adopt or implement any change in accounting principles, practices, or methods, other than as required by GAAP or regulatory guidelines;

•	enter into any new line of business;

•	knowingly take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; or

•	agree to do, make any commitment to do, or adopt any board resolutions in support of any of the foregoing.

Other Acquisition Proposals

For purposes of the merger agreement:

•

an “acquisition proposal” is any inquiry, proposal, solicitation, or offer, or any filing of a regulatory application or notice (whether in draft or final form), or any disclosure of any intention to do any of the foregoing, from or by any person relating to (i) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of a party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer or exchange offer with respect to, or direct or indirect purchase or acquisition of, 10% or more of the outstanding shares of such party’s capital stock; or (iii) any merger, share exchange, consolidation, business combination, recapitalization, or similar transaction involving such party or any of its subsidiaries, other than the transactions contemplated by the merger agreement; and

•	a “superior proposal” is any bona fide written proposal made by a third party for or with respect to an acquisition proposal which the subject party’s board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including the amount, form, and timing of payment of consideration and the financing thereof, any associated break-up fees, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after taking into account the advice of such party’s financial advisor and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of such party than the transactions contemplated by the merger agreement and (ii) is reasonably likely to be consummated on the terms set forth.

Each of the parties agreed in the merger agreement to immediately cease any ongoing discussions or negotiations with any third party regarding an acquisition proposal. Additionally, subject to certain limited exceptions outlined in the merger agreement and discussed below, each party agreed not to:

•	solicit or take any action that is likely to result in an acquisition proposal;

•	provide any non-public information to any third party relating to an acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal;

•	participate in any discussions or otherwise communicate with any third party regarding an acquisition proposal;

•	approve, recommend, or enter into any letter of intent or other agreement relating to an acquisition proposal or the abandonment or termination of the transactions contemplated by the merger agreement; or

•	make or authorize any statement, recommendation, or solicitation in support of an acquisition proposal.

Notwithstanding these obligations, the merger agreement provides that a party may, in response to a bona fide written acquisition proposal not solicited in violation of the merger agreement that such party’s board of directors determines in good faith constitutes a “superior proposal,” furnish information to the person making the superior proposal and participate in discussions/negotiations with that person regarding the superior proposal, if the party’s board of directors determines in good faith after consultation with outside legal and financial advisors that the failure to do so would cause the board to breach its fiduciary duties under applicable law. Prior to furnishing any such information or participating in any such discussions/negotiations, the subject party is required to provide the other party or parties 48 hours prior written notice of its decision to take such action and the identity of the person making the superior proposal and the material terms of the proposal.

Additionally, each party has agreed in the merger agreement to promptly advise the other parties of its receipt of any acquisition proposal or any request for information or inquiry that could reasonably be expected to lead to an acquisition proposal, and to keep the other parties informed of the continuing status of such matters.

Notice of Certain Matters. Each party to the merger agreement has agreed to promptly notify the other parties of any fact or occurrence that constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the party’s representations, warranties, covenants, or agreements contained in the merger agreement; that has had or is reasonably likely to have a material adverse effect on the party; or that would, or would reasonably be expected to, prohibit, impede, or materially delay the consummation of the transactions contemplated by the merger agreement. Also, each party must give the other parties notice of any communication from any third party alleging that the consent or approval of the third party is or may be required in connection with the transactions contemplated by the merger agreement.

Access and Information. Prior to the effective time of the merger, each party must afford the other parties and their representatives reasonable access to its and its subsidiaries’ books, records, contracts, properties, assets, and personnel, as well as any other information relating it or its subsidiaries that the other parties reasonably request. Further, prior to the effective time of the merger, each party must provide the other parties with a copy of any document filed with or received from any governmental authority and quarterly financial statements for such party.

Further Assurances. Generally, each of the parties has agreed in the merger agreement to use its reasonable best efforts to promptly take or cause to be taken all actions, and to promptly do or cause to be done all things, necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger) as promptly as possible.

Reliant Shareholders Meeting. Reliant has agreed in the merger agreement to take all action necessary to call and hold as promptly as practicable a special meeting of its shareholders for the purpose of its shareholders voting on approval of the merger agreement. Subject to certain limited exceptions discussed below, Reliant and its board of directors (i) must at all times prior to and during the Reliant shareholders meeting recommend to Reliant’s shareholders the approval of the merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) cannot withdraw, modify, or qualify in any manner adverse to Commerce Union or Commerce Union Bank their recommendation of the merger agreement to Reliant’s shareholders (or take any other action or make any other public statement inconsistent with such recommendation) (we sometimes refer to these prohibited actions as a “Reliant change of recommendation”).

Reliant and its board of directors may make a Reliant change of recommendation if, but only if:

•	Reliant has complied in all material respects with its obligations under the merger agreement relating to acquisition proposals (including the provisions of the merger agreement prohibiting Reliant from soliciting acquisition proposals);

•	the Reliant board of directors determines in good faith, after consultation with and based on the advice of legal counsel, that the failure to do so would result in a violation of its fiduciary duties under applicable law; and

•	if the Reliant change of recommendation relates to an acquisition proposal, (i) the Reliant board of directors has concluded in good faith, after giving consideration to all adjustments that may be offered by Commerce Union and Commerce Union Bank, that the acquisition proposal constitutes a superior proposal, (ii) Reliant timely notifies Commerce Union and Commerce Union Bank of its intention to effect a Reliant change of recommendation in response to the superior proposal and furnishes to Commerce Union and Commerce Union Bank the identity of the person making the superior proposal and a copy of the proposed transaction agreements and all other material documents relating to the superior proposal, and (iii) prior to effecting the Reliant change of recommendation, Reliant has negotiated in good faith with Commerce Union and Commerce Union Bank (to the extent they desire to negotiate) for the period of time specified in the merger agreement to make such adjustments in the terms and conditions of the merger agreement so that the acquisition proposal ceases to constitute a superior proposal.

Commerce Union Shareholders Meeting. Commerce Union has agreed in the merger agreement to take all action necessary to call and hold as promptly as practicable a special meeting of its shareholders for the purpose of its shareholders voting on approval of the merger agreement. Subject to certain limited exceptions discussed below, Commerce Union and its board of directors (i) must at all times prior to and during the Commerce Union shareholders meeting recommend to Commerce Union’s shareholders the approval of the merger agreement (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) cannot withdraw, modify, or qualify in any manner adverse to Reliant their recommendation of the merger agreement to Commerce Union’s shareholders (or take any other action or make any other public statement inconsistent with such recommendation) (we sometimes refer to these prohibited actions as a “Commerce Union change of recommendation”).

Commerce Union and its board of directors may make a Commerce Union change of recommendation if, but only if:

•	Commerce Union has complied in all material respects with its obligations under the merger agreement relating to acquisition proposals (including the provisions of the merger agreement prohibiting Commerce Union from soliciting acquisition proposals);

•	the Commerce Union board of directors determines in good faith, after consultation with and based on the advice of legal counsel, that the failure to do so would result in a violation of its fiduciary duties under applicable law; and

•	if the Commerce Union change of recommendation relates to an acquisition proposal, (i) the Commerce Union board of directors has concluded in good faith, after giving effect to all adjustments that may be offered by Reliant, that the acquisition proposal constitutes a superior proposal, (ii) Commerce Union timely notifies Reliant of its intention to effect a Commerce Union change of recommendation in response to the superior proposal and furnishes to Reliant the identity of the person making the superior proposal and a copy of the proposed transaction agreements and all other material documents relating to the superior proposal, and (iii) prior to effecting the Commerce Union change of recommendation, Commerce Union has negotiated in good faith with Reliant (to the extent Reliant desires to negotiate) for the period of time specified in the merger agreement to make such adjustments in the terms and conditions of the merger agreement so that the acquisition proposal ceases to constitute a superior proposal.

Employee Benefits. Commerce Union Bank has agreed to generally provide employees of Reliant who remain employed by Commerce Union Bank after the effective time of the merger (“continuing employees”) with compensation and other benefits comparable to that provided to similarly situated employees of Commerce Union Bank as of the date of the merger agreement. Generally, Commerce Union Bank will recognize the service of continuing employees with Reliant for vesting and eligibility purposes under employee benefit plans maintained by Commerce Union Bank. Commerce Union Bank has agreed to use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions applicable to new employees under Commerce Union Bank health care plans to not apply to continuing employees or their eligible spouses and dependents. Moreover, if continuing employees experience a transition in health care coverage during the middle of a plan year, Commerce Union Bank has agreed to use commercially reasonable efforts to cause any successor Commerce Union Bank benefit plan providing health care coverage for continuing employees to give credit towards the satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor benefit plan for any deductible, co-payment, or other cost-sharing amounts previously paid by continuing employees as part of their participation in the corresponding Reliant benefit plan during the plan year.

Indemnification and Insurance. The merger agreement generally provides that, for a period of six years following the merger, Commerce Union Bank will indemnify and hold harmless all current and former directors and officers of Reliant against any damages incurred in connection with any proceeding arising out of matters existing or occurring prior to the effective time of the merger and based on the fact that such individuals were directors or officers of Reliant, to the fullest extent these individuals would have been entitled to be indemnified and held harmless under applicable law and the charter and bylaws of Reliant.

The merger agreement requires Reliant to obtain prior to the effective time of the merger, and requires Commerce Union Bank to maintain after the merger, tail insurance providing coverage for a period of not less than three years (but up to six years) after the effective time of the merger for persons currently covered by Reliant’s existing directors’ and officers’ liability insurance policy. This tail insurance must provide for coverage similar to that currently provided by Reliant’s existing directors’ and officers’ liability insurance policy.

Employment Agreements. The parties have agreed in the merger agreement to use their commercially reasonable efforts to cause certain identified employees of Commerce Union Bank and Reliant to execute, prior to or at the closing of the transactions contemplated by the merger agreement, new employment agreements providing for these individuals’ employment with Commerce Union and/or Commerce Union Bank after the merger. These new employment agreements will supersede and replace any prior employment agreements of such individuals with any of the parties to the merger agreement.

Registration Statement. The parties agreed in the merger agreement to prepare and file as soon as practicable with the SEC under the Securities Act a registration statement (of which this joint proxy statement/prospectus is a part) covering the Commerce Union common stock to be issued to Reliant shareholders in connection with the merger (the “registration statement”). The parties have agreed to cooperate with each other in preparing the registration statement, and Commerce Union has agreed to use commercially reasonable efforts to cause the registration statement to become effective as soon as practicable. Further, each party has made certain covenants regarding the information the party supplies for inclusion in the registration statement and has agreed to promptly inform the other parties if such party becomes aware of any information furnished by it that would cause any of the statements in the registration statement (or any other document filed with any governmental authority in connection with the transactions contemplated by the merger agreement) to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading.

Change of Commerce Union and Commerce Union Bank Principal Offices. Each of Commerce Union and Commerce Union Bank has agreed to, in connection with the merger, relocate its principal office to 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, which is the current location of Reliant’s principal office.

Name of Surviving Bank. The name of the surviving bank will initially be “Commerce Union Bank,” although historic Reliant offices may for a period of time continue to operate under the “Reliant Bank” name. The parties agreed in the merger agreement that, within six months after the effective time of the merger, Commerce Union or the surviving bank will engage a marketing consultant to undertake a study of the surviving bank’s market area and provide Commerce Union and the surviving bank with market and name recognition data so that the boards of directors of Commerce Union and the surviving bank can determine whether to change the name of the surviving bank to something other than Commerce Union Bank.

Identification of Independent Director. In the merger agreement, the parties agreed that, as soon as reasonably practicable after the effective time of the merger, the board of directors of Commerce Union (or a committee thereof) will conduct a search for and identify a qualified individual to serve as an independent outside director on both the board of directors of Commerce Union and the board of directors of the surviving bank.

Extension of Non-Qualified Stock Options. The parties have agreed in the merger agreement to take, prior to the effective time of the merger, all action necessary to extend for an additional three years the terms of all outstanding non-qualified options to purchase Commerce Union stock and all outstanding non-qualified options to purchase Reliant stock.

Reservation of Shares. The merger agreement requires Commerce Union to reserve for issuance out of its authorized but unissued shares of common stock a sufficient number of shares of common stock to issue to holders of Reliant common stock as consideration for the merger.

Expenses and Fees

As previously noted, the merger agreement provides that, generally, Commerce Union, Commerce Union Bank and Reliant will pay their own expenses incurred in connection with the merger. This includes fees and expenses of legal counsel, accountants, and other professional advisors.

Legal and other professional expenses incurred separately by any shareholder of Commerce Union or Reliant in connection with the merger will be the individual responsibility of that shareholder.

Governing Law

The merger agreement provides that it will be governed by Tennessee law.

Accounting Treatment

The merger will be accounted for as a reverse merger using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10 Business Combinations which provides guidance to determine the accounting acquiring entity in this transaction, which included, but were not limited to, the following factors:

•	The relative voting interests in Commerce Union after the merger is completed;

•	The composition of the governing body of Commerce Union after the merger is completed;

•	The composition of the senior management of Commerce Union after the merger is completed;

•	The terms of the exchange of equity securities in the merger; and

•	The relative size of the Reliant and Commerce Union at the time of merger.

Based on consideration of all the relevant facts and circumstances of the merger, including the above factors, for accounting purposes, Reliant is considered to be acquiring Commerce Union in this transaction. As a result, the historical financial statements of the combined company will be the historical financial statements of Reliant following the completion of the merger. The merger will be effected by the issuance of shares of Commerce Union stock to Reliant shareholders. The assets and liabilities of Commerce Union as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of Reliant. Any excess of purchase price over the net estimated fair values of the acquired assets and liabilities of Commerce Union will be allocated to all identifiable intangible assets. Any remaining excess will then be allocated to goodwill, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Customer related intangibles and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives.

In periods following the completion of the merger, the comparative historical financial statements of Commerce Union will be those of Reliant prior to the merger. These financial statements will reflect the results attributable to the acquired operations of Commerce Union, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Combined Financial Information” beginning on page 16 of this document.

DESCRIPTION OF COMMERCE UNION CAPITAL STOCK

Description of Commerce Union Capital Stock

The charter of Commerce Union authorizes the issuance of up to a maximum of 30,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 2014, there were 3,068,830 shares of common stock outstanding and no shares of preferred stock outstanding. Additionally, there are options to purchase 441,703 shares of common stock outstanding, and an additional 183,297 shares of common stock reserved for the exercise of stock options under Commerce Union’s Stock Option Plan, which number will increase to 792,797 if the amendments to the plan are approved at the special meeting. See “Commerce Union Proposal No. 2—Amended and Restated Stock Option Plan.” Pursuant to the merger, options to purchase approximately 409,608 shares of common stock will be issued by the current holders of Reliant options. Accordingly, if the merger is consummated, there will be approximately 383,189 shares of common stock reserved for the exercise of stock options. There are no other shares of capital stock of Commerce Union authorized, issued, or outstanding. The outstanding shares of common stock are fully paid and nonassessable.

Common Stock

The following is a summary of certain rights and provisions of the shares of common stock. You are urged to read the charter and bylaws of Commerce Union.

Dividend Rights and Limitations on Payment of Dividends. The holders of common stock are entitled to receive, pro rata, dividends and other distributions as and when declared by Commerce Union’s board of directors out of the assets and funds legally available therefore. Our ability to pay dividends is dependent on the ability of Commerce Union Bank to earn income and pay dividends to Commerce Union. Commerce Union Bank may declare dividends only so long as its minimum regulatory capital requirements will not be impaired. In addition, the board of directors of Commerce Union Bank under Tennessee banking law may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the Commissioner of the Tennessee Department of Financial Institutions. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the directors of Commerce Union and/or the directors of Commerce Union Bank may choose to retain all earnings for the operation of the business.

On December 3, 2012, Commerce Union paid a dividend of $0.15 per share of common stock, and on January 31, 2014, Commerce Union paid a dividend of $0.20 per share of common stock. On November 20, 2014, the Commerce Union board declared a dividend of $0.20 per share of common stock to be paid on January 16, 2015 to holders of record as of December 9, 2014.

Voting Rights. The holders of common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting.

Liquidation Rights. Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of Commerce Union, after the payment in full of its debts and other liabilities, and the payment of any accrued but unpaid dividends and any liquidation preference on any outstanding shares of preferred stock, the remainder of its assets, if any, is to be distributed pro rata among the holders of shares of common stock. Subject to any required regulatory approvals, the board of directors of Commerce Union, at its discretion, may authorize and issue shares of preferred stock and debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the shares of common stock.

Preemptive Rights. Owners of shares of common stock of Commerce Union will not have the preemptive right to purchase additional shares offered by Commerce Union in the future. That is, Commerce Union may sell additional shares to particular shareholders or to non-shareholders without first offering each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder’s percentage of the then-outstanding shares of Commerce Union.

No Redemption and Conversion Rights. The holders of common stock have no redemption or conversion rights.

Liability to Further Calls or to Assessments by Commerce Union. Commerce Union’s common stock is not subject to liability for further calls or to assessments by Commerce Union.

Certain Ownership Restrictions. A holder with as little as a 5% interest in Commerce Union could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions. Specifically, any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over Commerce Union, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of our outstanding common stock, and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Trading Market for Our Common Stock. Commerce Union’s common stock is currently quoted and thinly traded under the symbol “CUBN” on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies, which provides real-time quotes and market information for companies with quoted securities on www.otcmarkets.com. Commerce Union has made an application to list its common stock on The NASDAQ Stock Market LLC. We hope that this will make the stock more liquid. However, the listing of our common stock on this exchange is subject to us satisfying the conditions set forth by NASDAQ. There can be no assurance that we will satisfy these conditions, and we cannot guarantee that our application will be accepted. Even if our common stock is listed on NASDAQ, there is no assurance that an active public trading market our common stock will develop. We anticipate that the quotation of our common stock on the OTCQB marketplace will be terminated following the closing of trading either on the day prior to or the day of the effectiveness of the merger with Reliant, and that the listing of our common stock on NASDAQ (under the same symbol) will begin at the opening of trading on either the day of or day after the effectiveness of the merger.

Preferred Stock

The Amended and Restated Charter of Commerce Union authorizes the issuance of up to 10,000,000 shares of preferred stock. No shares of preferred stock have been issued by Commerce Union. The preferred stock may be issued by vote of the board of directors without shareholder approval. The preferred stock may be issued in one or more classes and series, with such designations, voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment. The preferred stock may be issued by the board of directors for a variety of reasons.

The preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares, including the shares of common stock to be issued pursuant to the merger. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of the holders of common stock. The issuance of preferred stock might also serve to deter or block any attempt to obtain control of Commerce Union or to facilitate any such attempt.

Stock Option Plan

The Commerce Union Bank Stock Option Plan was originally adopted by the board of directors and shareholders of Commerce Union Bank on August 22, 2006. Pursuant to this plan, each of the organizers of Commerce Union Bank received a stock option to purchase one share of common stock for each share that such organizer purchased in the initial offering of shares at an exercise price of $10.00 per share. As a result, a total of 135,000 organizers’ options were issued in 2006.

The Commerce Union Bank Amended and Restated Stock Option Plan, which amended and restated the Commerce Union Bank Stock Option Plan, was adopted by the board of directors and shareholders of Commerce Union Bank effective as of April 24, 2007. The Commerce Union Bank Amended and Restated Stock Option Plan increased the number of shares of Commerce Union Bank available for grant under the plan from 325,000 to 625,000.

The Commerce Union Bancshares, Inc. Stock Option Plan was adopted on April 28, 2011. Pursuant to an agreement and plan of share exchange of the same date by and between Commerce Union and Commerce Union Bank, Commerce Union agreed to assume all of the responsibilities and obligations of Commerce Union Bank with respect to all outstanding stock options of Commerce Union Bank. This assumption became effective upon the consummation of the transactions contemplated by the agreement and plan of share exchange, which occurred on June 6, 2012. Accordingly, as of such time, all outstanding options to purchase stock of Commerce Union Bank became options to purchase shares of Commerce Union.

Under the Commerce Union Bancshares, Inc. Stock Option Plan, stock options are available for the issuance of equity incentives to employees, directors, and others. Shareholders have approved the reservation of shares of common stock for issuance upon the exercise of equity incentive awards under the plan up to 625,000 shares. There are options to purchase 441,703 shares of common stock currently outstanding. There remain 183,297 shares of common stock reserved for the exercise of stock options under the plan. All options granted at this time have an exercise price ranging from $9.52 to $12.76 per share.

The board of directors of Commerce Union has approved an amendment and restatement of the stock option plan to, among other things, increase the number of shares of common stock of Commerce Union available for issuance under the plan from 625,000 to 1,250,000, allow for the extension of the exercise period of non-qualified stock options, change the vesting and exercise provisions of options upon a change of control, and allow for the assumption and substitution of options, all as further described herein. See “Proposal No. 2— Amended and Restated Stock Option Plan.” If the amended and restated stock option plan is approved, there will be 808,297 shares of common stock reserved for the exercise of stock options under the plan. Options to purchase approximately 409,608 of these shares will be issued to current holders of Reliant options pursuant to the merger. Accordingly, if the amended and restated stock option plan is approved and the merger is consummated, there will be approximately 398,689 shares of common stock reserved for the exercise of stock options after such consummation.

Certain Protective Provisions

General

Our charter and bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our charter and bylaws and which are provided by the Tennessee Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the company’s management.

Staggered Board of Directors

Our board of directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected (other than the directors initially appointed into Class I, who will serve for an initial term ending in 2015, and the directors initially appointed into Class II, who will serve for an initial term ending in 2016). In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible, and the terms of any newly created directorships filled by the board from such increase in the number of directors shall expire at the next election of directors by the shareholders. Approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the charter and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board.

Removal of Directors and Filling Vacancies

Our charter and bylaws provide that a director may be removed from office prior to the expiration of such director’s term only for cause at a meeting called for such purpose. Our bylaws provide that all vacancies on our board may be filled by the board of directors for the unexpired term.

Advance Notice Requirements for Shareholder Proposals

Our bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit certain information regarding the proposal, together with the proposal itself, to our corporate secretary at least 90 days in advance of the annual meeting. Shareholders submitting proposals for inclusion in our proxy statement must comply with the proxy rules under the Exchange Act. We may reject a shareholder proposal that is not made in accordance with such procedures.

Certain Nomination Requirements

Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director at any annual or special meeting of the shareholders, including that the nominating party provide us within a specified time prior to the meeting (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of Commerce Union stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

Business Combinations with Interested Shareholders

The Tennessee business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose charter contains a provision electing not to be covered by the law. Our charter does not contain such a provision. An amendment of our charter to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Indemnification

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

The Tennessee Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. Commerce Union maintains directors and officers’ liability insurance for the benefit of its directors and officers.

Our bylaws provide that the company will indemnify, to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal law or regulations, any person who is made a party to or is involved in any proceeding by reason of the fact that he or she is or was a director or officer of Commerce Union, provided that the basis of such proceeding is alleged action in an official capacity as a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Commerce Union pursuant to the provisions discussed above, Commerce Union has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C, (S) 1818(b)).

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is American Stock & Transfer Company, LLC.

COMPARATIVE RIGHTS OF COMMERCE UNION AND RELIANT SHAREHOLDERS

Commerce Union and Reliant are both incorporated under the laws of the State of Tennessee. The shareholders of Reliant common stock, whose rights are governed by Tennessee law, the charter of Reliant, and the bylaws of Reliant, will become holders of Commerce Union common stock upon the exchange of their shares of Reliant common stock for shares of Commerce Union common stock at the effective time pursuant to the merger. Accordingly, their rights as such will be governed by Tennessee law, the Commerce Union charter, and the Commerce Union bylaws. Because Reliant is a Tennessee banking corporation, it is subject to the supervision and regulation of the TDFI as well as the Federal Reserve. As a bank holding company, Commerce Union is primarily subject to supervision and regulation by the Federal Reserve Board, as well as the TDFI. The summary below is a description of the material differences between the rights of Reliant shareholders and Commerce Union shareholders under their respective governing documents and the Tennessee Business Corporation Act (the “TBCA”).

Summary of Material Differences Between the

Rights of Commerce Union Shareholders and the Rights of Reliant Shareholders

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
Voting Rights	Each share of Commerce Union’s common stock carries one vote and has unrestricted voting rights. Cumulative voting is not allowed.	Each share of Reliant’s common stock carries one vote and has unrestricted voting rights. Cumulative voting is not allowed.

Description of Common Stock	Commerce Union is authorized to issue 30,000,000 shares of common stock, par value of $1.00 per share. Commerce Union’s common shares are to be fully paid and non-assessable upon issuance.

Reliant is authorized to issue 10,000,000 shares of common stock, par value $1.00, 2,000,000 shares of Class A common stock, par value $1.00, and 2,000,000 shares of Class B common stock, par value $1.00. All of the shares of Reliant common stock are to be fully paid and non-assessable upon issuance.

Class A common stock shall not have any voting rights, except to the extent shareholder approval is required under the TBCA. Class A common stockholders shall be considered a single voting group to be counted together collectively only on the following matters: a merger or share exchange, the sale of assets other than in the regular course of business, or the voluntary dissolution of the corporation. Dividends shall be paid on Class A common stock

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights

before they are paid on common stock, and if dividends are also to be paid on common stock, the Class A common stock dividend shall be equal to three percent more than dividends paid on common stock. In the event of a change of control, Class A common stock shall convert to common stock on a one-to-one basis.

Class B common stock shall have only those voting rights required by law. On those matters, the holders of Class B common stock are entitled to one vote for each such share, and not as a separate class. Dividends on Class B common stock shall be paid before they are paid on Class A common stock and common stock. If dividends are paid on common stock, dividends on Class B common stock shall be equal to five percent more than is paid on common stock. In the event of a change of control, Class B common stock shall convert to common stock on a one-to-one basis.

There are no outstanding shares of Class A common stock, nor are there any outstanding shares of Class B common stock.

Description of Preferred Stock	Commerce Union’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock, par value $1.00 per share. The board of directors may, by resolution, issue a series of preferred stock and provide for the respective rights of such series at their discretion without shareholder approval.	Reliant’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock, par value of $1.00 per share. The board of directors may, by resolution, issue a series of preferred stock and provide for the respective rights of such series at their discretion without shareholder approval.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
Number of Shares of Outstanding Common Stock before the Merger	On December 31, 2014, the closest practical date to the filing of this registration statement, Commerce Union had 3,068,830 shares of common stock outstanding.	On December 31, 2014, the closest practical date to the filing of this registration statement, Reliant had 3,910,191shares of common stock outstanding.

Number of Shares of Outstanding Common Stock after the Merger	Immediately after the merger, it is expected that Commerce Union will have approximately 7,062,308 shares of its common stock outstanding.	Immediately after the merger, Reliant will not have any shares of any class issued or outstanding.

Estimated Voting Percentage of Commerce Union and Reliant Shareholders with respect to Commerce Union common stock after the Merger	Upon the closing of the merger, it is expected that current Commerce Union shareholders will own approximately 44.5% of Commerce Union’s common stock, on a fully diluted basis. On a non-diluted basis, based on the number of shares of Commerce Union common stock currently outstanding, if the merger was completed today, current Commerce Union shareholders would own approximately 43.4% and current Reliant shareholders would own approximately 56.6% of the outstanding shares of the combined company.	Upon the closing of the merger, it is expected that current Reliant shareholders will own approximately 55.5% of Commerce Union’s common stock, on a fully diluted basis.

Right to Receive Dividends	Commerce Union shareholders are entitled to receive dividends as and when declared by the Commerce Union board of directors.	Reliant shareholders are entitled to receive dividends as and when declared by the Reliant board of directors.

Rights of Holders of Stock Subject to Future Issuances of Stock	The rights of holders of common stock may be affected by the future issuance of common or preferred stock.	Same as Commerce Union.

Preemptive Rights	Commerce Union’s charter does not provide for preemptive rights.	Reliant shareholders are not entitled to preemptive rights to any issuance of common or preferred stock.

Outstanding Preferred Stock	Commerce Union does not currently have any outstanding preferred stock.	Reliant does not currently have any outstanding preferred stock.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
Special Meeting of Shareholders	Commerce Union’s charter and bylaws provide for special meetings of the shareholders to be called by the holder(s) of 20% or more of the issued and outstanding shares of voting stock in the manner prescribed in the bylaws. Commerce Union’s bylaws allow for special meetings to be called by the Chairman of the board of directors, the President or Chief Executive Officer, a majority of the board of directors, or the holders of 20% or more of the outstanding shares of voting stock of the company. If any person other than the board of directors calls a special meeting, the request must be in writing, state the purpose for the meeting, and be delivered to the secretary of the company.	Reliant’s bylaws allow for special meetings to be called by the TDFI, the Chairman, the President/CEO, a majority of the board of directors, or by the owners of 10% or more of the outstanding common stock.

Election, Size, and Classification of Board of Directors	Commerce Union’s board of directors must consist of at least five individuals, but no more than 25. The number may be fixed or changed by resolution of the board of directors. Directors are elected at the annual meeting of the shareholders by a plurality of the votes by those entitled to vote. Cumulative voting is not permitted for the election of directors.	The number of directors of Reliant must not be fewer than five, but not more than 25. The number may be fixed or changed by resolution of the board of directors. Directors are elected by a vote of the holders of common stock by a plurality of the votes at the annual meeting. Cumulative voting is not permitted for the election of directors.

	Commerce Union’s board of directors is divided into three classes, with each director elected for a three year term until the election of his or her successor, subject to director’s earlier death, resignation or removal from office.	Reliant’s charter allows the bylaws to stagger the board of directors but does not require staggered terms for directors. The bylaws state each director shall serve for one year or until their successors are elected and qualified.

	Commerce Union’s board of directors presently consists of 11 individuals. After the merger, Commerce Union’s board of directors will have 11 members, including the addition of five members who are currently	Reliant’s board of directors presently consists of 10 individuals.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights

members of the Reliant board of directors, as well as one independent member who has yet to be identified.

Vacancies on the Board of Directors	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

	Commerce Union’s bylaws provide that if there is a vacancy, the shareholders or the board of directors may fill the vacancy, or if the directors remaining constitute fewer than a quorum, the directors remaining in office may fill the vacancy by the affirmative vote of a majority of such directors.	Reliant’s bylaws provide that a vacancy may be filled by a vote of the remaining directors, unless the vacancy occurs because of removal by the shareholders at any meeting of the board of directors.

Removal of Directors

The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Commerce Union’s charter provides that a director of the company may be removed by the shareholders of the company only for cause and in accordance with the bylaws of the company.

Commerce Union’s bylaws provide that shareholders may remove a director only for cause at a meeting specifically called for such purpose. A director may also be removed for cause by a vote of the majority of the board of directors.

The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Reliant’s charter provides that the shareholders may remove a director with or without cause.

Reliant’s bylaws provide that the shareholders may remove a director with or without cause at a special meeting of the shareholders called for the purpose of removing such director. A director may also be removed for cause by a vote of a majority of the entire board of directors at a special meeting of the board of directors called specifically for the purpose of removing such director.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
Indemnification	The Commerce Union charter and bylaws provide that the company shall indemnify and advance expenses to its directors and officers and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the TBCA. Commerce Union may also purchase and maintain insurance or furnish protection on behalf of its directors, officers, and employees to the fullest extent authorized by the TBCA and applicable federal laws and regulations.	Reliant’s charter and bylaws provide that the company shall indemnify and advance expenses to its directors, officers, employees, and any agent of the bank and may purchase and maintain insurance or furnish similar protection to the fullest extent authorized by the TBCA and applicable federal laws and regulations.

Personal Liability of Directors	The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or 3) under Section 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as amended.	The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or 3) under Section 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as amended.

	Commerce Union’s charter provides that no director of the company shall be personally liable to the company or its shareholders for monetary damages for breach of any fiduciary duty with the only exceptions being those listed in TBCA Section 48-18-302 (above).	Same as Commerce Union.

	Commerce Union’s charter provides that any amendment to this provision shall be prospective only and shall not adversely affect the limitation of the personal liability of any director of the company with respect to actions or omissions occurring prior to the effective date of such amendment.	Same as Commerce Union.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
	Commerce Union’s charter provides that any amendment to this provision requires the affirmative vote of at least two-thirds of all votes entitled to be cast on the amendment or the affirmative vote of two-thirds of the members of the board of directors and a majority of all votes entitled to be cast on the amendment.	There are no limitations on the board of directors’ or the shareholders’ rights to modify these provisions.

Dissenters’ Rights	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Commerce Union common stock, where the company (rather than a company subsidiary) is not one of the merging parties. Commerce Union’s board of directors does not think that Commerce Union shareholders have dissenters’ rights and has not granted such rights in connection with the proposed merger by and among Reliant, Commerce Union, and Commerce Union Bank.	Under the TBCA, Reliant’s shareholders have dissenters’ rights which entitle them to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions. Thus, Reliant’s shareholders have the right to dissent from this merger.

Votes on Extraordinary Corporate Transactions	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
	Commerce Union’s charter does not contain any provision(s) addressing extraordinary transactions.	Reliant’s charter does not contain any provision(s) addressing extraordinary transactions.

Consideration of Other Constituencies

The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

Commerce Union’s charter does not incorporate these provisions.

The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

Reliant’s charter does not incorporate these provisions.

Amendment of Charter	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
	In addition to the requirements of the TBCA, the provisions set forth in Section 7 and 8 may only be amended by the shareholders of the company by an affirmative vote of at least two-thirds of all votes entitled to be cast on the amendment, or an affirmative vote of at least two-thirds of the members of the board of directors and a majority of all shareholder votes entitled to be cast on the amendment.	There are no additional requirements for amending provisions in Reliant’s charter.

Amendment of Bylaws	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Commerce Union’s bylaws even though the bylaws may also be amended or repealed by its board of directors.	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Reliant’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

	Commerce Union’s bylaws may be amended by the shareholders of the company by the affirmative vote of a majority of all votes entitled to be cast on the amendment or by the affirmative vote of a majority of the members of the board of directors.	Reliant’s charter does not provide for additional requirements to amend the bylaws.

Business Combinations Involving Interested Shareholders	The Tennessee Business Combination Act generally prohibits a “business combination” by Commerce Union or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Commerce Union or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Commerce Union’s board of	The Tennessee Business Combination Act generally prohibits a “business combination” by Reliant or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Reliant or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Reliant’s board of directors

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights

	directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Commerce Union’s stock.	approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Reliant stock.

	Commerce Union’s charter does not have special requirements for transactions with interested parties; however, to the extent that the Tennessee Business Combination Act applies to Commerce Union, all business combinations, as defined above, must be approved by two-thirds of the directors and a majority of the shares entitled to vote or a majority of the directors and two-thirds of the shares entitled to vote.	Same as Commerce Union.

Shareholder Right to Make Proposals and to Nominate Directors	Under Tennessee law and under Commerce Union’s charter and bylaws, shareholders have the right to submit proposals to the board of directors and to submit nominations for directors. Commerce Union’s charter and bylaws require timely notice of a proposal or nomination containing specific content delivered to the secretary of the company.	Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

Right	Commerce Union Shareholder Rights	Reliant Shareholder Rights
Shareholder Ability to Act by Written Consent	Tennessee law expressly allows shareholders to act by written consent if all of the shareholders entitled to vote on the matter consent to such action in writing.	Under Tennessee law and Reliant’s bylaws, shareholders may act by written consent if all of the shareholders entitled to vote on the matter consent to such action in writing.

COMMERCE UNION PROPOSAL NO. 2—AMENDED AND RESTATED STOCK OPTION PLAN

The board of directors of Commerce Union has approved, subject to approval by the shareholders, an amendment and restatement of the Commerce Union Bancshares, Inc. Stock Option Plan in order to: (1) increase the number of shares of Commerce Union’s common stock available for issuance under the plan from 625,000 to 1,250,000; (2) allow for the board of directors to adjust the period of time available for non-qualified stock options to be exercised; (3) allow for stock options to vest in accordance with the option holder’s stock option agreement upon a change in control; and (4) to allow options to be assumed or substituted for equivalent stock options if a change in control has occurred in such a manner that will not cause incentive stock options to become non-qualified stock options. A copy of the Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan is included as Appendix E to this joint proxy statement/prospectus.

Proposed Amendments to the Plan

Increase in Shares Available for Issuance. The plan currently authorizes the issuances of up to 625,000 options to purchase Commerce Union common stock, and as of December 31, 2014, 441,703 options had been issued under the plan. In connection with the merger, Commerce Union will be required to issue approximately 409,608 options to current holders of Reliant options. Accordingly, an increase in the number of shares available for issuance under the plan is necessary for Commerce Union to issue additional options upon completion of merger to those individuals who currently hold options to purchase Reliant stock, as provided for in the merger agreement. Additionally, the board of directors believes it is in the best interest of Commerce Union to have additional options available under the plan to attract new employees as Commerce Union continues to grow, to have the ability to continue to reward employees with such incentive compensation, and to encourage such valued employees to acquire a proprietary interest in Commerce Union and to remain in its employ and service. Accordingly, the amended and restated stock option plan increases the number of shares of Commerce Union’s common stock available for issuance under the plan from 625,000 to 1,250,000.

Extension of Exercise Period. Currently, the plan does not provide that in the event of an adjustment upon a change in capitalization or a change in control, the board of directors has the power to adjust the period of time in which the non-qualified stock options may be exercised. The board of directors has determined that allowance for an adjustment of time, including an extension of time for non-qualified stock option holders to exercise such non-qualified stock options is necessary to provide consideration for current individuals holding stock options in connection with the merger, and to provide incentive to future shareholders. Allowing for a possible extension of time to exercise non-qualified stock options will not affect the status or tax implications of individuals with non-qualified stock options, will reward such individuals with additional time to exercise such options, and encourages affiliates to acquire a proprietary interest in Commerce Union and to remain in its service.

Changes to Vesting of Options upon a Change of Control. Currently, the plan provides that any outstanding grants will become completely vested and immediately exercisable upon a change in control. The board of directors has determined that allowing incentive stock options and non-qualified stock options to continue to vest in accordance with the option holder’s respective stock option agreement instead of allowing accelerated vesting triggered by change in control is beneficial to the individuals who currently hold options. The board of directors believes that allowing stock options to vest per the vesting schedule of each individual agreement, rather than on an accelerated schedule triggered by change in control, will provide the current holders of stock options and future employees alike the opportunity to exercise their options at the statutory rate and in accordance with the terms of the stock option agreements. The board of directors also believes that allowing options to vest in this manner will encourage current valued employees to remain in its employ and service by granting additional time to acquire a proprietary interest in Commerce Union, and will also attract new employees as Commerce Union continues to grow and reward employees with the continued incentive compensation.

Assumption or Substitution of Options. Currently, the plan does not specifically provide for the allowance of an assumption or substation of options upon the event of a change in control. The board of directors has determined that allowing stock options to be assumed or substituted for equivalent stock options upon a change in control in such a manner that will allow the stock options to maintain the same tax status as the stock option had just prior to the change in control is beneficial to Commerce Union and the individuals holding stock options. The board of directors believes that maintaining an equivalent status in stock options is necessary in order for stock option holders to receive the same amount and number of stock options, regardless of the transaction triggering a change in control or change in capitalization by Commerce Union. Maintaining the status of the stock options will also allow incentive stock options to retain tax-favored status, which benefits stock option holders, and that it will continue to encourage valued employees to acquire a proprietary interest in Commerce Union and remain in its employ and service, as well as provide a flexible means of compensating and motivating employees for outstanding performance.

About the Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan

Purpose. On April 28, 2011, Commerce Union adopted the Commerce Union Bancshares, Inc. Stock Option Plan for directors, organizers and management employees of Commerce Union and Commerce Bank. The stock option plan currently permits the grant of awards of up to 625,000 shares of Commerce Union common stock in the form of stock options. The stock option plan seeks to advance the interests of Commerce Union shareholders by offering management and employees of Commerce Union and Commerce Union Bank a flexible means of compensation and motivation for outstanding performance and by offering directors and organizers with a grant of equity for furthering the growth and profitability of each entity. With the approval of the amended and restated stock option plan, which increases the number of shares available for issuance from 625,000 to 1,250,000, Commerce Union will be able to continue to use awards in structuring compensation arrangements for Commerce Union and Commerce Union Bank personnel and to fulfill its requirements under the merger agreement. Additionally, with the approval of the amended and restated stock option plan, the board of directors will have the ability to adjust the period of time available for non-qualified stock options to be exercised, the vesting and exercise provisions of options upon a change in control will change, and the plan will allow for assumption or substitution of options, which will allow Commerce Union to offer more desirable terms, encourage valued personnel to acquire a proprietary interest in Commerce Union and remain in its employ and service.

Eligibility. Any employee or director of Commerce Union or Commerce Bank that is selected by the board of directors of Commerce Union, is eligible to receive grants under the Amended and Restated Stock Option Plan except for a director of Commerce Union or Commerce Bank who serves on the board of directors of an entity other than as provided under Rule 16b-3 of the Securities Exchange Act 1934. Only employees can receive grants of incentive stock options.

Administration. The amended and restated stock option plan is administered by the board of directors of Commerce Union. The board of directors has the power to interpret the amended and restated stock option plan and to determine the type and amount of grants, the terms and conditions of the grants and the terms of agreements that will be entered into with the personnel receiving grants. Additionally, the board of directors has the power to amend any outstanding awards of options to the extent it deems appropriate, provided that the individual grantee’s consent is required if the amendment is adverse to the grantee’s interest. The board of directors has the power to make rules and guidelines for carrying out the amended and restated stock option plan and any interpretation by the board of directors of the terms and provisions regarding the amended and restated stock option plan are final and binding.

Types of Awards. Stock options are rights to purchase a specified number of shares of common stock at a price fixed by the board of directors. Each option must be represented by an award agreement identifying the option as either an “incentive stock option,” within the meaning of Section 422 of the Code, or a “non-qualified stock option,” which does not satisfy the conditions of Section 422 of the Code. The award agreement also must specify the number of shares of common stock that may be issued upon exercise of the options, and set forth the exercise price of the options. The exercise price for options that qualify as incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant. The option exercise price may be satisfied in cash or certified or cashier’s check payable to the order of Commerce Union. Options have a maximum term of 10 years from the date of grant. The board of directors has broad discretion to determine the terms and conditions upon which options may be exercised, and the board of directors may determine to include additional terms in the award agreements.

Transferability. No options under the amended and restated stock option plan are transferable other than by a will or the laws of descent and distribution, as applicable.

Amendment and Termination. The board of directors may amend, alter, suspend or terminate the plan at any time. Any amendment to the plan must be approved by the stockholders to the extent such approval is required by the terms of the plan, the rules and regulations of the Securities and Exchange Commission, or the rules and regulations of any exchange upon which Commerce Union’s stock is listed, if any. However, no amendment, alteration, suspension or termination of the plan may impair the rights of any participant, unless mutually agreed in writing by the participant and the Committee.

Adjustments upon Change in Capitalization. In the event of a reorganization, recapitalization, stock split, stock dividend, issuance of securities convertible into stock, combination of shares, merger, consolidation or any other change in the corporate structure of Commerce Union affecting any shares of stock, or a sale by Commerce Union of all or substantially all of its assets, or any distribution to shareholders other than a normal cash dividend, or any assumption or conversion of outstanding grants as a result of an acquisition, the board of directors will make appropriate adjustments in the period of time in which non-qualified stock options may be exercised, the number and kind of shares authorized, and any adjustments in outstanding grants of options as deemed appropriate to maintain equivalent value providing that the incentive stock options will continue to meet the requirements of Code Sections 422 and 424.

Change in Control. A change in control of Commerce Union or Commerce Union Bank will occur upon the happening of one or more of the following events: (i) an acquisition in one or more transactions of 25% or more of the voting stock by any person, or by two or more person acting as a group other than directly from Commerce Union or Commerce Union Bank; (ii) an acquisition in one or more transactions of at least 15% but less than 25% of the voting stock by any person, or by two or more person acting as a group (excluding officers and directors of Commerce Union Bank), and the adoption by the board of directors of a resolution declaring that a change in control of Commerce Union or Commerce Union Bank has occurred; (iii) a merger, consolidation, reorganization, recapitalization or similar transaction involving the stock of Commerce Union or upon the culmination of which more than 50% of the voting stock of the surviving corporation is held by person other than former shareholders of Commerce Union or Commerce Union Bank; and (iv) 25% or more of the directors elected by shareholder of Commerce Union or Commerce Union Bank are persons who were not listed as nominees in Commerce Union’s or Commerce Union Bank’s then most recent proxy statement, unless a majority of the members of the board of directors of Commerce Union or Commerce Union Bank, excluding the new directors, vote that no change in control occurred by virtue of the election of the new directors. If a change in control occurs due to any of the listed events, the outstanding options under this plan shall continue to vest in accordance with the vesting schedule set forth in the option holder’s stock option agreement and continue to be exercised in accordance with terms set forth in the option holder’s stock option agreement.

Federal Income Tax Consequences

The following summarizes the anticipated material U.S. federal income tax consequences of the plan to Commerce Union and the participants. This summary is based on current U.S. federal income tax law, which is subject to change, and does not address state, local, gift, estate, foreign or other tax consequences or considerations. We do not intend for it to be a complete description of all U.S. federal income tax consequences of the plan to Commerce Union and the participants in the plan in light of their particular circumstances.

Stock Options. The grant and exercise of an “incentive stock option”, within the meaning of Section 422 of the Code, will not result in taxable income for the participants for regular U.S. federal income tax purposes, and thus, Commerce Union will not receive a corresponding income tax deduction. However, to the extent that the fair market value (determined as of the time of exercise) of the Commerce Union common stock received by the participant upon the exercise of an incentive stock option exceeds the option price for such stock, such amount is a preference item for alternative minimum tax purposes, which may cause the participant to pay AMT for the year of exercise.

Similar to the grant of an incentive stock option, the grant of a non-qualified stock option that does not have a readily ascertainable value will not result in taxable income, at the time of grant, for the participant or a deduction for Commerce Union. In contrast to the exercise of an incentive stock option, a participant that exercises a non-qualified stock option will recognize ordinary income, subject to income tax and employment tax withholding, in the amount by which the fair market value (determined as of the time of exercise) of the Commerce Union common stock received as result of such exercise exceeds the option exercise price; the participant’s basis in these shares is equal to the option price plus the amount recognized as ordinary income and the participant’s holding period in these shares begins on the date immediately after the exercise. Commerce Union may claim a corresponding income tax deduction in the year of exercise for the amount of income recognized by the participant with respect to the exercise of a non-qualified stock option.

The tax treatment of the participant upon a disposition of shares of Commerce Union common stock acquired through the exercise of an incentive stock option depends on the length of time that the shares have been held and the participant’s employment status. If a participant (i) holds such shares for at least two years from the date of grant and at least one year after exercise and (ii) is employed by Commerce Union (or a subsidiary thereof) from the date of grant until within three months of the exercise date, then any gain or loss recognized on the sale of such shares will be treated as long-term capital gain or loss in the year of disposition. Shares obtained upon exercise of an incentive stock option that are sold without satisfying both requirements will be treated as shares received from the exercise of a non-qualified stock option, in which case, Commerce Union may claim an income tax deduction to the extent the participant recognizes ordinary income on the sale.

Upon the sale of any shares of Commerce Union common stock obtained through the exercise a non-qualified stock option, the participant will recognize a capital gain or loss, as the case may be, equal to the difference between the net sales proceeds and the participant’s basis in the disposed of shares. Such gain or loss will be treated as long-term capital gain or loss if, as of the sale date, the holding period for such shares is more than one year; otherwise, such gain or loss will be short-term capital gain or loss.

New Plan Benefits

The number of awards that an individual grantee may receive under the amended and restated stock option plan is subject to the discretion of the board of directors and, therefore, cannot be determined in advance. However, for illustrative purposes only, as of December 31, 2014, the following amounts were granted to the named executive officers of Commerce Union and Commerce Bank and other groups of individuals named below under the Commerce Union Bancshares, Inc. Stock Option Plan and the amended and restated stock option plan.

PLAN BENEFITS

Name and Position	Dollar Value($)	Number of Units
Ron DeBerry President & CEO	—	78,750

Rick Murray Chief Financial Officer	—	21,000

Scott Bagwell Executive Vice President, Chief Lending Officer and Robertson County Market President	—	21,000

Paula C. DeBerry Executive Vice President, Chief Retail Officer, and Sumner County Market President	—	21,000

Debra Olds Executive Vice President and Chief Credit Officer	—	15,000

Total Executive Group	—	156,750

Other senior vice presidents		72,875
Other officers		64,105
Non-officers		32,473
Non-Executive Directors (1)	$288,291	99,328
Total	$288,291	441,703

(1)	Dollar value presented reflects the approximate expense associated with the extension of the termination date of the non-qualified stock options as if such options were extended on December 31, 2014. See, “Extension of the Termination Date of Non-Qualified Options” for more information.

As of the date of this joint proxy statement/prospectus, 441,703 options are outstanding under the current Stock Option Plan. Pursuant to the terms of the merger agreement, additional options to purchase approximately 409,608 shares of common stock will be granted under the amended and restated stock option plan, subject to shareholder approval of the amended and restated stock option plan.

COMMERCE UNION’S BOARD OF DIRECTORS RECOMMENDS THAT COMMERCE UNION SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE COMMERCE UNION BANCSHARES, INC. AMENDED AND RESTATED STOCK OPTION PLAN.

COMMERCE UNION PROPOSAL NO. 3—AUTHORIZATION TO ADJOURN

If there are not sufficient votes to constitute a quorum at the time of the Commerce Union special shareholders’ meeting, the Commerce Union special shareholders’ meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the Commerce Union board of directors is not required to fix a new record date to determine the Commerce Union shareholders entitled to vote at the adjourned Commerce Union special shareholders’ meeting. At the adjourned Commerce Union special shareholders’ meeting, any business may be transacted which might have been transacted at the Commerce Union special shareholders’ meeting. If the Commerce Union board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special shareholders’ meeting other than an announcement at the special shareholders’ meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original Commerce Union special shareholders’ meeting. If a new record date is fixed, notice of the adjourned Commerce Union special shareholders’ meeting shall be given as in the case of the original Commerce Union special shareholders’ meeting.

In order to allow proxies that have been received at the time of the Commerce Union special shareholders’ meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the Commerce Union shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the Commerce Union board of directors to vote in favor of adjourning the Commerce Union special shareholders’ meeting and any later adjournments. If the Commerce Union shareholders approve this adjournment proposal, Commerce Union could adjourn the Commerce Union special shareholders’ meeting and use the additional time to solicit additional proxies to gain a quorum for the Commerce Union special shareholders’ meeting or to approve the merger agreement proposal or the amended and restated stock option plan, including the solicitation of proxies from Commerce Union shareholders who previously have voted against the merger agreement proposal or the amended and restated stock option plan. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal or the amended and restated stock option plan have been received, Commerce Union could adjourn the Commerce Union special shareholders’ meeting without a vote on the Commerce Union merger agreement proposal or amended and restated stock option plan and seek to convince the holders of those shares to change their votes to votes in favor of the merger agreement proposal or the amended and restated stock option plan.

Vote Required

The affirmative vote of a majority of shares of Commerce Union common stock present in person or by proxy and entitled to vote on the matter at the Commerce Union special shareholders’ meeting is required to approve the proposal to authorize adjournment. Abstentions and broker non-votes will not be counted as votes “for” or “against” this proposal, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal.

COMMERCE UNION’S BOARD OF DIRECTORS RECOMMENDS THAT COMMERCE UNION SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

RELIANT PROPOSAL NO. 2—AUTHORIZATION TO ADJOURN

If there are not sufficient votes to constitute a quorum at the time of the Reliant special shareholders’ meeting, the Reliant special shareholders’ meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, the Reliant board of directors is not required to fix a new record date to determine the Reliant shareholders entitled to vote at the adjourned Reliant special shareholders’ meeting. At the adjourned Reliant special shareholders’ meeting, any business may be transacted which might have been transacted at the Reliant special shareholders’ meeting. If the Reliant board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned Reliant special shareholders’ meeting other than an announcement at the Reliant special shareholders’ meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original Reliant special shareholders’ meeting. If a new record date is fixed, notice of the adjourned Reliant special shareholders’ meeting shall be given as in the case of an original Reliant special shareholders’ meeting.

In order to allow proxies that have been received at the time of the Reliant special shareholders’ meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the Reliant shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the Reliant board of directors to vote in favor of adjourning the Reliant special shareholders’ meeting and any later adjournments. If the Reliant shareholders approve this adjournment proposal, Reliant could adjourn the Reliant special shareholders’ meeting and use the additional time to solicit additional proxies to gain a quorum for the Reliant special shareholders’ meeting or approve the merger agreement proposal, including the solicitation of proxies from Reliant shareholders who previously have voted against the merger agreement proposal. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal have been received, Reliant could adjourn the Reliant special shareholders’ meeting without a vote on the merger agreement proposal and seek to convince the holders of those shares to change their votes to votes in favor of the merger agreement proposal.

Vote Required

The affirmative vote of a majority of shares of Reliant common stock present in person or by proxy and entitled to vote on the matter at the Reliant special shareholders’ meeting is required to approve the proposal to authorize adjournment. Abstentions will not be counted as votes “for” or “against” this proposal, will not be counted in determining the number of votes cast on this proposal, and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal.

RELIANT’S BOARD OF DIRECTORS RECOMMENDS THAT RELIANT SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

FUTURE SHAREHOLDER PROPOSALS

After the merger is completed, the next annual meeting of Commerce Union’s shareholders will be held in 2015. In order to be eligible for inclusion in the proxy materials for next year’s annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must have been be received by Commerce Union not later than November 28, 2014, which is 120 calendar days before the anniversary of the date on which Commerce Union first mailed its proxy statement for its 2014 annual meeting. For shareholder proposals not sought to be included in Commerce Union’s proxy statement, Section 3.8 of Commerce Union’s bylaws provides that, in order to be brought before the 2015 annual meeting, written notice of the proposal, along with the information required by Section 3.8, must be received by Commerce Union’s Secretary at its principal executive offices no earlier than the close of business no later than 90 days before the anniversary date of the preceding year’s annual meeting, which is January 29, 2015.

If the date of the annual meeting is 30 days before or after April 29, 2015, then the shareholder proposal must be received at a reasonable time before Commerce Union begins to print and send its proxy materials. Commerce Union will specify the deadline for shareholders to submit proposals. Any such proposals shall be subject to the requirements of Rule 14a-8 under the proxy rules adopted under the Exchange Act, and, as with any shareholder proposal, Commerce Union’s charter and bylaws and Tennessee law.

INFORMATION ABOUT COMMERCE UNION

General

Commerce Union, a Tennessee corporation, was incorporated on March 4, 2011, to serve as a holding company for and the sole shareholder of Commerce Union Bank. It became the holding company of Commerce Union Bank upon completion of Commerce Union Bank’s reorganization into a holding company structure on June 6, 2012.

As of September 30, 2014, Commerce Union had consolidated assets of $278,846,000, consolidated total gross loans of $237,249,000, consolidated total deposits of $218,432,000, and consolidated shareholders’ equity of $35,739,010.

Commerce Union is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Tennessee. It conducts its operation through its wholly-owned subsidiary, Commerce Union Bank which was organized in April 17, 2006, as a state chartered bank under the laws of the State of Tennessee and opened for business on August 14, 2006. Since its opening, Commerce Union Bank has grown to $278,846,000 in assets as of September 30, 2014.

Commerce Union Mortgage Services, Inc., a Tennessee corporation, is a wholly owned subsidiary of Commerce Union Bank. The purpose of the entity was to provide mortgage services in the same principal markets as Commerce Union Bank; however, Commerce Union Mortgage Services is currently inactive.

Target Markets

Commerce Union, through its subsidiary Commerce Union Bank, provides a full range of traditional banking services throughout the Middle Tennessee Region and the Nashville-Davidson-Murfreesboro-Franklin Metropolitan Statistical Area (the “Nashville MSA”). Based on the deposit market share data published by FDIC as of June 30, 2014, the latest available date, Commerce Union Bank is ranked the 31st largest bank in the Nashville MSA. Commerce Union Bank primarily markets its services to small businesses and residents of its market area through its main office in Springfield, Tennessee, two branches in Gallatin, Tennessee, and a loan production office in Nashville, Tennessee. It employs seasoned banking professionals with experience in the market area and who are active in their communities.

Commerce Union Bank’s three branches are located in Robertson and Sumner County, Tennessee. In 2012, the population of Robertson County was 66,778, the population of Sumner County was 165,927, and the population of the Nashville MSA was 1,645,638. The median household income in the Nashville MSA for 2012 was $51,500. Significant growth of population and an increase in the median salary in the Nashville MSA are expected to continue through the next census period.

Products and Services Overview

Commerce Union Bank is a full-service community bank. Its principal business is banking, consists of lending and deposit gathering (as well as other banking-related products and services) to businesses and individuals of the communities it serves, and the operational support to deliver, fund and manage such banking services. Commerce Union Bank provides a wide range of commercial banking services for businesses and individuals, including checking, savings, and money market deposit accounts, certificates of deposit and loans for consumers, commercial and real estate. Commerce Union Bank’s profitability is dependent on responsible lending with strong focus on lending standards to help ensure long-term growth in assets, loans, deposits and net income in a manner consistent with safe, sound and prudent banking practices. To achieve this goal, Commerce Union Bank’s strategy is to: (1) expand loans and deposits through organic market share growth and strategic acquisitions; (2) provide customers with a breadth of products and financial services; (3) employ, empower and motivate management to provide personalized customer service, consistent with the best traditions of community banking, while maximizing profits; and (4) maintain asset quality and control overhead expense.

Commerce Union Bank provides a variety of loans, deposits and related services to its business customers. Such services included but are not limited to business checking, deposit products and services, business loans, and lines of credit. Commerce Union Bank offers similar service to its consumers, including but not limited to personal loans, checking, residential mortgage loans and mortgage refinancing, safe deposit boxes, debit cards, direct deposit, and official bank checks.

Competition

Commerce Union Bank has substantial competition in attracting and retaining deposits and making loans to its customers in all of its principal markets. Competition involves efforts to retain current customers, obtain new loans and deposits, increase type of services offered, and offer competitive interest rates on deposits and loans. The primary factors in competing for deposits are the range and quality of financial services offered, the ability to offer attractive rates and the availability of convenient office locations. In Robertson and Sumner County, Commerce Union Bank competes for deposits with 24 other commercial banks, numerous savings and loan associations, credit unions, and issuers of commercial paper and other securities. Commerce Union Bank’s market share in the Robertson and Sumner counties is 6.30%. As of June 30, 2014, according to the FDIC, there are 79 commercial bank branch offices in Robertson and Sumner County. Additional competition for deposits comes from other investment alternatives, such as money market mutual funds and corporate and government securities. The primary factors in competing for loans are the range and quality of the lending services offered, interest rates, and loan origination fees. Competition for the origination of loans normally comes from other financial institutions, commercial banks, credit unions, insurance companies and other financial services companies. Commerce Union Bank believes that it has successfully competed with larger banks and other smaller community banks in the Robertson, Sumner and Davidson County markets by focusing on personal service and financial products to meets the needs of the community.

Intellectual Property

Commerce Union Bank utilizes the ownership rights to three registered trademarks with the United States Patent and Trademark Office for the protection of “COMMERCE UNION BANK” in the company’s respective colors and fonts. Commerce Union Bank also utilizes the website domains of commerceunionbank.com and commerceunionbank.net.

Employees

As of September 30, 2014, Commerce Union and Commerce Union Bank employed approximately 47 persons on a full-time or part-time basis.

Properties

The main office of both Commerce Union and Commerce Union Bank is located at 701 South Main Street, Springfield, Tennessee 37172. Including its main office, Commerce Union Bank owns and operates two branch offices with the following addresses: the Gallatin Branch at 1204 Nashville Pike, Gallatin, Tennessee 37066, and the East Main Branch at 425 East Main, Gallatin, Tennessee 37066. Commerce Union Bank owns an additional property with an address of 255 Kacie Avenue, Cookeville, Tennessee 38501.

Commerce Union Bank leases the following properties for which it operates as a loan production office and a compliance officer executive suite: the Bellevue Loan Production Office at 925 Harpeth Valley Place, Suite A, Nashville, TN 37221, and the Springfield Executive Suites at 719 South Main Street, Springfield, TN 37172.

Market Prices of Commerce Union’s Stock; Dividends

Commerce Union common stock is traded in the OTCQB market place under the symbol “CUBN.” As of December 31, 2014, there were 343 holders of record of Commerce Union common stock. The following table shows for the indicated periods the high and low sales prices for Commerce Union common stock as reported on the OTCQB market place. These prices may include retail markups, markdowns, or commissions.

CUBN (1)	High	Low
2014
First Quarter	$12.64	$10.25
Second Quarter	13.00	12.01
Third Quarter	13.00	12.01
Fourth Quarter	13.00	12.25
2013
First Quarter	9.60	9.00
Second Quarter	9.60	9.25
Third Quarter	9.50	9.20
Fourth Quarter	10.90	9.15
2012
Second Quarter (2)	—	—
Third Quarter	10.00	9.65
Fourth Quarter	9.67	9.00

(1)	Companies that have common shares quoted on the over-the-counter market typically do not have an active trading market. Consequently, the prices quoted above may not represent an accurate indication of the value of shares of Commerce Union common stock.
(2)	Commerce Union and Commerce Union Bank consummated a share exchange on June 6, 2012, whereby each outstanding share of Commerce Union Bank common stock was exchanged for a share of Commerce Union common stock. Prior to the consummation of the share exchange, shares of Common Union Bank common stock were traded in the OTCQB market place, also under the symbol CUBN.

On April 25, 2014, the last full trading day prior to the public announcement of the parties’ execution of the merger agreement, and on [—], the latest practicable trading day prior to the printing of this document, the high, low, and closing sales prices for Commerce Union common stock were as follows:

	April 25, 2014			[—]
	High	Low	Closing	High	Low	Closing
CUBN	$12.05	$12.05	$12.05

The following table sets forth dividends issued to shareholders of Commerce Union within the past two years.

Date Paid	Total Value Issued	Per Share Value
12/3/2012	$459,353.70	$0.15
1/31/2014	$612,471.60	$0.20

Payment of dividends by Commerce Union and Commerce Union Bank are subject to certain regulations that may limit or prevent the payment of dividends, and is further subject to the discretion of the board of directors of Commerce Union and Commerce Union Bank.

Commerce Union and Commerce Union Bank anticipates that its earnings, if any, will be held for purposes of enhancing its capital. No assurances can be given that any dividends on Commerce Union’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

Additionally, Commerce Union has declared a dividend of $0.20 per share to be paid on January 16, 2015.

Legal Proceedings

Both Commerce Union and Commerce Union Bank may from time to time be involved in litigation during the ordinary course of business; however, neither Commerce Union nor Commerce Union Bank are currently involved in any pending litigation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF COMMERCE UNION

The following table sets forth information known to Commerce Union with respect to the beneficial ownership of Commerce Union’s common stock as of December 31, 2014, for (i) each holder of 5.0% or greater of Commerce Union’s common stock, (ii) each of Commerce Union’s current directors and named executive officers, (iii) all of Commerce Union’s current directors and executive officers as a group, (iv) each prospective director to be appointed to Commerce Union’s board of directors and executive officer to be appointed upon the closing of the merger, and (v) all of Commerce Union’s current and prospective directors and named executive officers as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of Commerce Union Bancshares, Inc., 701 South Main Street, Springfield, Tennessee 37172.

			% of Beneficial Ownership (2)
Name	Number of CUB Shares Owned	Right to Acquire (1)	Before Merger	After Merger
Current Directors and Executive Officers

Berlin Scott Bagwell	97,335	21,000	3.83%	1.68%
Charles Trimble (Trim) Beasley	28,875	26,250	1.78%	0.78%
Jane Ellis Bellar (8)	11,550	10,500	0.72%	0.31%
John Lewis (Buddy) Bourne	12,600	10,500	0.75%	0.33%
Paula C. DeBerry	37,412	21,000	1.89%	0.83%
William Ronald (Ron) DeBerry	47,625	78,750	4.01%	1.79%
James Gilbert Hodges	5,344.60	0	0.17%	0.08%
Gwendolous Verdella (Gwen) Martin (8)	26,775	10,500	1.21%	0.53%
Nancy Jo Martin (8)	2,100	0	0.07%	0.03%
William Robert (Bill) McKinney, Jr. (8)	16,800	10,500	0.89%	0.39%
William Rickman (Rick) Murray	0	21,000	0.68%	0.30%
Leland Gray Scott, Jr. (8)	27,293.48	13,125	1.31%	0.57%
Don Richard Sloan	14,700	10,500	0.82%	0.36%
Marvin Leroy (Lee) Smith, III (8)	23,313	13,125	1.18%	0.52%

All current directors and executive officers as a group (14 persons) (7)	314,311.08	246,750	16.92%	7.48%

Prospective Directors and Executive Officers (4)

DeVan D. Ard, Jr.	0	0	0	1.14%
Homayoun Aminmadani	0	0	0	3.89%
J. Daniel (Dan) Dellinger	0	0	0	0.62%
Farzin Ferdowsi	0	0	0	3.64%
Darrell S. Freeman, Sr.	0	0	0	0.99%
James R. Kelley	0	0	0	0.55%
Gene Whittle	0	0	0	0.16%
John R. Wilson	0	0	0	0.73%

All current and prospective directors and executive officers as a group (22 persons)	314,311.08	246,750	16.92%	18.57%

5% Shareholders

William H. Latimer III (5)	275,246.60	0	8.97%	3.90%
Spence Limited LP, et al (6)	178,087	0	5.80%	3.64%

(1)	Includes shares that may be acquired within the next 60 days as of December 31, 2014, by exercising vested stock options but does not include any unvested stock options.

(2)	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group and the current and prospective directors and executive officers as a group, these percentages are determined by assuming that each director or executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 3,068,830 shares of Commerce Union common stock outstanding on December 31, 2014, and assume that: (i) the total number of shares of Reliant common stock outstanding immediately prior to the completion of the merger will be 3,910,191, (ii) none of the holders of Reliant common stock will exercise their dissenters’ rights; (iii) all of the outstanding options to acquire shares of Reliant common stock, including those held by the prospective directors and executive officers, are assumed by Commerce Union in connection with the merger; and (iv) 3,910,191 shares of Reliant common stock are assumed to be converted in the merger into the right to receive 3,993,478 shares of Commerce Union common stock, plus cash in lieu of any fractional shares, resulting in an aggregate of approximately 7,062,308 shares of Commerce Union common stock to be outstanding immediately after the merger is completed.
(3)	25,000 of these shares are pledged as security for loan.
(4)	Detail on the current ownership of Reliant stock by each of the Reliant directors and officers is included under the heading “Security Ownership of Certain Beneficial Owners and Management of Reliant” on page 188.
(5)	Based on the stock records of Commerce Union as of December 11, 2014, Mr. Latimer’s mailing address is 201 West Main Street, Suite E, Union City, TN 37172.
(6)	Based on information provided to Commerce Union on June 26, 2014, Spence Limited LP beneficially owns 36,475 shares of Commerce Union common stock and 20,403 shares of Reliant common stock, Spence Limited II LP beneficially owns 96,512 shares of Commerce Union common stock and 57,031 shares of Reliant common stock, and Black River BancVenture LLC beneficially owns 45,100 shares of Commerce Union common stock. The address for Spence Limited II LP and Spence Limited LP is P.O. Box 505, Blakely, GA 39823. The address for Black River BancVenture LLC is 2116 Hobbs Road M-14, Nashville, TN 37215.
(7)	Ron DeBerry and Paula DeBerry own 37,412 shares of common stock jointly. Such stock is included only once in the total shares owned by all insiders as a group.
(8)	Directors Bellar, G. Martin, N. Martin, and Scott will resign from the Commerce Union and Commerce Union Bank boards. Directors McKinney and Smith will resign from the Commerce Union board of directors.

MANAGEMENT OF COMMERCE UNION

Information Regarding the Commerce Union Directors

The following table shows for each current director of Commerce Union: (1) his or her name; (2) his or her age as of December 31, 2014; (3) how long he or she has been a director of Commerce Union; (4) his or her position(s) with Commerce Union or Commerce Union Bank, other than as a director; and (5) his or her principal occupation and business experience for the past five years. Each director has also serves as a director of Commerce Union Bank. Except as otherwise indicated, each director has been engaged in his or her present principal occupation for more than five years.

Name (Age)	Director of Commerce Union/Commerce Union Bank Since	Positions and Business Experience
Charles Trimble Beasley (66)	2006

Trim Beasley is currently the president of Center Star, Inc., a research and development firm specializing in thermal reflective material properties. He graduated from Vanderbilt University with a Bachelor of Engineering degree in 1970 and went on to earn a Master of Business Administration degree from the University of Tennessee in 1975. Mr. Beasley began his business career with Everett Beasley, Inc., serving as company president for 17 years before selling his business interest in 1997. Since that time, he has been involved in numerous small business ventures and securities and real estate investments. Mr. Beasley has served in the past as president of the Robertson County Cancer Society, president of the Robertson County Chamber of Commerce, president of the Springfield Rotary Club, and a member of the inaugural class of Leadership Middle Tennessee. He currently serves on the advisory committee of the Jennings A. Jones College of Business at Middle Tennessee State University. Additionally, Mr. Beasley has previously served on community bank boards, including First National Bank, Springfield. Mr. Beasley is presently a director of Farmers National Bank in Bowling Green, KY.

Mr. Beasley brings decades of business experience and an understanding of community banking to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on the Executive/Loan committee and as chairman of the board.

Jane Ellis Bellar (74)	2006	Jane Bellar is a retired banker with more than 22 years of experience in banking operations. She graduated from Antioch High School in Nashville, TN. After beginning her banking career in the deposit operations department of the original Commerce Union Bank, Ms. Bellar was promoted to Assistant vice President and Operations Manager of the bank before retiring from what was then NationsBank. Since her retirement, Ms. Bellar has been involved in a number of professional and community activities, serving as president of the Robertson County Chamber of Commerce and a member of the Historical Society of Springfield. Ms. Bellar brings extensive operational experience to the board of directors of Commerce Union and the board of directors of

Name (Age)	Director of Commerce Union/Commerce Union Bank Since	Positions and Business Experience

		Commerce Union Bank, where she serves as chairman of the Audit Committee and as vice chairman of the board.

John Lewis Bourne (59)	2006	Buddy Bourne is a veteran agricultural professional with over 31 years of experience in the tobacco industry. He graduated from Austin Peay State University with a Bachelor of Science degree in Agriculture. Since retiring from his position at Altria Client Services, his most recent employer, Mr. Bourne has continued to pursue his second career as a farmer, producing dark tobacco as well as grain crops. Over the course of his career, Mr. Bourne has been an active member in a variety of professional and community organizations, including the Middle Regional Advisory Council for the University of Tennessee Institute of Agriculture, the Alpha Gamma Rho fraternity, and the Delta Tau Alpha agricultural honor society. Mr. Bourne brings an extensive knowledge of agribusiness as well as a thorough understanding of local farming conditions to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on the Executive/Loan Committee.

William Ronald DeBerry (67)	2006	Ron DeBerry is currently the president and chief executive officer of Commerce Union and the president and chief executive officer of Commerce Union Bank. He received a Bachelor of Business Administration from the University of Mississippi in 1969 and earned a Master of Business of Administration from the University of Tennessee in 1977. After graduating from the University of Mississippi, Mr. DeBerry was commissioned a second lieutenant in the U.S. Army, serving on active duty from 1969 until 1971, including a tour of duty in Vietnam. Mr. DeBerry began his banking career with the former Commerce Union Bank in 1973. He was repeatedly promoted over the following decades, serving in an array of positions with increasing responsibility over strategic banking matters. On August 14, 2006, Mr. DeBerry established the new Commerce Union Bank. Since its inception, he has overseen the bank’s expansion into Sumner and Davidson counties. Mr. DeBerry brings vast banking experience and knowledge to the board of directors of Commerce Union and the board of directors of Commerce Union Bank. He currently serves as chairman of the board of directors of Commerce Union and the board of directors of Commerce Union Bank.

James Gilbert Hodges (59)	2008	Jim Hodges is the president of Hodges Group, Inc., a construction company he started in 1990. He currently directs the overall construction management, organization, and operations of all projects and related construction activities for the corporation. Over the course of nearly 25 years, Mr. Hodges has succeeded in expanding his company’s portfolio, offering hundreds of services to his clients and building Hodges Group into a multi-discipline

Name (Age)	Director of Commerce Union/Commerce Union Bank Since	Positions and Business Experience

		construction company. In addition to his work at Hodges Group, Mr. Hodges has served in leadership positions at various community organizations, including the Chamber of Commerce of Sumner County, Mayor’s Advisory Council, Leadership Middle Tennessee, Portland Planning Commission, and Sumner County Industrial Board. He has also been the recipient of numerous awards, such as Citizen of the Year, Small Business of the Year, the Industrial Excellence Award, and the Governor’s Excellence Award. Additionally, Mr. Hodges served for 12 years on the advisory board for Cumberland Bank. He brings decades of experience in construction and small business management to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on the Executive/Loan and Compensation Committees.

Gwendolous Verdella Martin (69)	2006	Gwen Martin is currently the owner and operator of Martin Bonding Company and JR’s Car Wash, and she is also actively involved in various rental properties. She received her Bachelor of Science degree in Education from Tennessee State University in 1967. For 21 years, she was a teacher for the Robertson County Board of Education. Since then, she has pursued a range of business opportunities, including her current bonding, car wash, and real estate activities. She has previously served as a board member of the Robertson County Chamber of Commerce, president of the Robertson County Career Women, and a member of the Association of Professional Bail Agents. Additionally, she has been actively involved in various community organizations, including the Springfield Kiwanis Club, the Springfield Pacesetters, the Robertson County 9-1-1 Board, and the Robertson County Health Council. In 1992, Ms. Martin was named BP&W Woman of the Year, and in 1994 she was named the Gamma Beta Chapter, Eta Phi Beta Sorority Business Woman of the Year. Ms. Martin brings decades of experience as both an educator and a small businesswoman to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where she serves on the Audit Committee.

Nancy Jo Martin (70)	2008	Ms. Martin has been the principal broker and owner of Martin Realty House in Gallatin, TN, since 1986, and she has been actively involved in the retail, agricultural, industrial, and commercial real estate markets for over 35 years. She attended Volunteer State Community College and completed her real estate education at the Graduate Realtors Institute, where she received the GRI and ABR designations in 1998. Under Ms. Martin’s leadership, Martin Realty house has grown into one of the leading real estate brokerages in Middle Tennessee. Ms. Martin is also active in numerous professional and community organizations, having served as a board member of the Gallatin Noon Rotary

Name (Age)	Director of Commerce Union/Commerce Union Bank Since	Positions and Business Experience

		Club, president and board member of the Sumner Association of Realtors, and a member of the Tennessee Association of Realtors and the National Association of Realtors. Additionally, she has received multiple honors and distinctions over the years, including being named Gallatin BP&W Woman of the Year in 1994, a Leadership Sumner graduate in 1995, and one of the Top 50 Entrepreneurs in Middle Tennessee in 2012. She served on the Green Bank Advisory Board from 1999-2008. Ms. Martin brings extensive experience in the real estate brokerage market to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where she serves on the Audit Committee.

William Robert McKinney, Jr. (66)	2006	Bill McKinney is the former principal broker and co-owner of Century 21 Robertson County Real Estate, Inc., and he has been actively involved in the retail, agricultural, industrial, and commercial real estate markets for over 39 years. After attending the University of Tennessee in Knoxville, Mr. McKinney served in the Tennessee National Guard from 1969 until 1975. He began working at Century 21 in October 1974. During his time at Century 21, Mr. McKinney was responsible for overseeing all the operations of the largest real estate office in Springfield, Tennessee. Mr. McKinney’s other professional activities include serving as president/chairman of the Professional Standards Committee of the Robertson County Association of Realtors, president of the Middle Tennessee Century 21 Broker Council, Pre-Licensing Instructor at Volunteer State Community College, and a member of the Robertson County Chamber of Commerce. Additionally, Mr. McKinney served on the Community Bank Boards of the Bank of Goodlettsville and Union Planters Bank for eight years. Mr. McKinney brings extensive real estate experience to the board of directors of Commerce Union and the board of directors at Commerce Union Bank, where he serves on the Executive/Loan Committee.

Leland Gray Scott, Jr. (69)	2006	Lee Scott is a retired small businessman with over 38 years of experience in the retail and commercial insurance industry. He earned a Bachelor of Science in Agriculture from the University of Tennessee at Knoxville. Before beginning his career in insurance, Mr. Scott managed the Sumner County Farmers Co-Op and also owned and operated an analytical phosphate laboratory in Columbia, TN. Following his retirement from Farm Bureau Insurance, Mr. Scott has continued to provide guidance and leadership in the insurance profession in both Robertson and Sumner counties. He has also been involved for many years with the Boy Scouts, where he now serves on the Executive Board of the Middle Tennessee Council of the Boy Scouts of America. Additionally, Mr. Scott serves on the Springfield-Robertson

Name (Age)	Director of Commerce Union/Commerce Union Bank Since	Positions and Business Experience

		County Airport Board and is a member of the NorthCrest Hospital Trust Board. He brings extensive knowledge of the insurance industry and an understanding of the importance of effective risk management practices to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on the Investment/ALCO Committee.

Don Richard Sloan (65)	2006	Don Sloan is an independent pharmacist who has owned and operated South Side Drug Company in Springfield, TN, for 40 years. He attended Austin Peay State University and graduated from the University of Tennessee College of Pharmacy in Memphis, TN, in 1972. In addition to his duties at South Side Drug Company, Mr. Sloan is a partial owner of Springfield Drugs and serves on the Robertson County Board of Health and the City of Springfield’s Zoning and Appeals Board. He is also a member of the Tennessee Pharmacist Association and the American Pharmacy Cooperative. As a long time small businessman and healthcare professional, Mr. Sloan brings valuable insights to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on the Executive/Loan Committee.

Marvin Leroy Smith, III (59)	2006	Lee Smith is a successful businessman with more than 35 years of experience in managing and growing small business operations. He attended Austin Peay State University in Clarksville, TN. From 1972 to 1977, Mr. Smith held senior management positions at two different tobacco companies, where he guided international trade and corporate business operations. Mr. Smith has served as the president of Better Block Company, Inc., since acquiring ownership in that company in 1992. Under his stewardship, the company has grown to become one of the most respected suppliers to construction companies in the area. Mr. Smith is currently a member of the NorthCrest Hospital Board of Trust, and he has previously served on the Board of Trustees of Davidson Academy in Nashville, TN, and the Robertson County Chamber of Commerce. Along with a detailed understanding of the demands faced by small business owners, Mr. Smith brings manufacturing experience and knowledge of local construction markets to the board of directors of Commerce Union and the board of directors of Commerce Union Bank, where he serves on both the Audit and Compensation/Benefits Committees.

Information Regarding Director Appointees

As of the effective time of the merger, Mmes. Bellar, Martin, and Martin and Messrs. McKinney, Scott, and Smith will resign from Commerce Union’s board of directors and Homayoun Aminmadani, DeVan D. Ard, Jr., Farzin Ferdowsi, Darrell S. Freeman, Jr., and James R. Kelley, who currently serve on Reliant’s board of directors, will be appointed to serve as directors of Commerce Union. Each such individual will serve until Commerce Union’s next annual meeting of shareholders or their earlier resignation or removal under Commerce Union’s bylaws and will be nominated for election at the first Commerce Union annual meeting of shareholders following the expiration of their initial term. They will also serve as directors of Commerce Union Bank upon consummation of the merger.

Set forth below is information regarding these director appointees:

Name (Age)	Director of Reliant Since	Positions and Business Experience
DeVan D. Ard, Jr. (59)	2006

DeVan Ard, Jr. is a 32-year banking veteran. He began his career with AmSouth Bank in 1981 and held various positions through 2004 before leaving to form Reliant Bank. Reliant was started by a group of business men and women in 2006 as a full service community bank headquartered in Brentwood, Tennessee. The bank has grown to $385 million in assets and is the tenth largest of the 133 banks started in 2006. Reliant serves its customers through four branches located in Williamson and Davidson County.

Playing an active role in the business and nonprofit community, Mr. Ard’s current board positions include Chairman of the Board for the Adventure Science Center, Chairman of the Board for the We Are Building Lives Foundation, and Board member and Finance Committee member for the Middle Tennessee Council of Boy Scouts of America. Mr. Ard also is a member of the Rotary Club of Nashville. He is past president of the PENCIL Foundation and is a graduate of Leadership Nashville.

Mr. Ard holds a master’s degree in business administration from the University of Alabama, Tuscaloosa and earned his bachelor’s of arts degree in business administration and history from Vanderbilt University.

Farzin Ferdowsi (67)	2006

Farzin Ferdowsi has a long history of building successful franchises and serving in leadership roles in the banking and finance community in Middle Tennessee. He is chief executive officer of Brentwood, Tennessee-based Management Resources Company. Formed in 1971, MRCO manages more than 40 Taco Bell restaurants throughout the Southeast.

Mr. Ferdowsi’s commitment to community service includes participating on numerous corporate and nonprofit boards. He currently serves as a board member for the Taco Bell Foundation, Boys and Girls Club of Middle Tennessee, Community Foundation and the Vanderbilt Ingram Cancer Center Board of Overseers. He is a former board member for Nashville Alliance for Public Education, Goodwill Industries, TSU Foundation. Tennessee Performing Arts

Name (Age)	Director of Reliant Since	Positions and Business Experience

		Center and Trustees for Leadership Nashville. He is also a member of the Rotary Club of Nashville. A native of Iran, Mr. Ferdowsi’s immigrated to the United States in 1965 and earned his bachelor’s of science degree in industrial and mechanical engineering from Kansas State University.

Homayoun Aminmadani (68)	2006	Homey Aminmadani is a veteran restaurateur with more than 40 years of experience in the YUM! Brands, Inc as a franchisee of various brands. During these years, Mr. Aminmadani has developed over 150 Pizza Hut restaurants and currently, through his ownership in various entities, he owns and operates more than 80 Taco Bell restaurants. He has been involved in the development of several office buildings, shopping centers and residential subdivisions. Mr. Aminmadani is a former organizer and executive board member of Premier Bank of Brentwood, which merged with Bancorp South in December 2004. He was a member of the board of trustees for Franklin Road Academy for many years. A native of Iran, Mr. Aminmadani immigrated to the United States in 1964 and earned his bachelor’s of science degree in civil engineering from the University of Kansas.

Darrell S. Freeman, Sr. (49)	2006

Darrell S. Freeman Sr. is the chairman of Zycron, Inc., an information technology services and solutions firm he founded in 1991 in Nashville, Tenn. Zycron employs more than 260 IT professionals across the country. Mr. Freeman is also the co-founder of two other businesses: Reliant Bank and Pinnacle Construction Partners. As co-founder and co-organizer of Tennessee-based Reliant Bank, Mr. Freeman serves on the Board of Directors, the Audit and Compensation Committee, and the Executive Loan Committee. Reliant Bank is one of the fastest growing banks in Williamson County. He is also the co-founder and chairman of Pinnacle Construction Partners which provides a full range of preconstruction planning and construction management services for the public and private sector.

Mr. Freeman’s commitment to the Nashville community is evident through his recently completed, two-term service as immediate past chairman of the Nashville Chamber of Commerce. He is a current board member of Centennial Medical Center, and as former chairman of the 100 Black Men of Middle Tennessee, he led the organization to achieve chapter of the year in 2005. Other organizations for which Mr. Freeman serves or has served on the board are: Stone Crest Medical Center, Nashville Community Foundation, the Nashville Downtown Rotary Club, the Federal Reserve Advisory Board, the African American Museum of Music Art and Culture, Middle Tennessee State University Board of Trustees and the Nashville Broadband Task Force. Mr. Freeman holds a bachelor’s and a master’s degree from Middle Tennessee State University.

James R. Kelley (66)	2009	James Kelley is a member of Neal & Harwell, PLC. His practice is focused primarily in the areas of commercial law, bankruptcy, taxation and general corporate matters. He earned his degree from Vanderbilt

Name (Age)	Director of Reliant Since	Positions and Business Experience

University and graduated from Emory Law School with distinction receiving a JD and an LLM in Taxation. He has received many professional accolades including recognition as one of Tennessee’s 101 Best Lawyers by Business Tennessee magazine, 100 Super Lawyers in Tennessee by Law & Politics and the publishers of Memphis Magazine, and The Best of the Bar by the Nashville Business Journal, being listed in Best Lawyers in America since 1989 and in Chambers USA and admission as a Fellow in the American College of Bankruptcy and as a Fellow in the Nashville Bar Foundation.

Mr. Kelley is active in many civic and charitable organizations, including serving as a member of the Board of Directors and Executive Committee and as President of Nashville Cares, as a member of the Board of Directors and Executive Committee and as President of Oasis Center, as a member of the Board of Directors and Executive Committee and as President of Greenways for Nashville, as a member of the Board of Directors and as President of the Richland West End Neighborhood Association and as a member of the Board of Directors of American Friends of Chantilly.

Information Regarding Executive Officers

Set forth below is information about our executive officers, other than Mr. DeBerry, our chairman, president, and chief executive officer who is also a director and is discussed above.

Name (Age)	Officer Since	Position with Commerce Union and Business Experience
Paula DeBerry (57)	2007

Mrs. DeBerry serves as an Executive Vice-President, the Chief Retail Officer, and the Sumner County Market President of Commerce Union Bank. Mrs. DeBerry has more than 37 years’ banking experience, beginning her Tennessee banking career in 1977 at the former Commerce Union Bank. From 1977 until 1989, Mrs. DeBerry advanced through the Commerce Union/NationsBank system to the position of vice-president and branch manager. She joined AmSouth Bank in 1993 as vice-president and area manager. She left AmSouth in 1996 to become senior vice-president and regional manager for 10 middle Tennessee offices at First Union National Bank in 1996 and remained with First Union until she joined First Independent Bank in Gallatin as its senior vice-president. Her responsibilities at First Independent included branch administrator, investment manager and commercial loan officer. Mrs. DeBerry left First Independent Bank for Cumberland Bank in 2002. In 2004, she became president of the bank until its merger when she was named executive vice-president and consumer executive. In 2005 she was promoted to executive vice president/commercial executive of the bank. Mrs. DeBerry joined Commerce Union Bank to oversee its Sumner County operations in 2007.

Mrs. DeBerry’s community involvement includes service to the Sumner Foundation, and many local schools, national charities, and

Name (Age)	Officer Since	Position with Commerce Union and Business Experience
		service organizations, including the Boy Scouts, Habitat for Humanity, the United Way, the Cotillion Club, the Gallatin High School PTO, the Sumner County Chamber of Commerce, the Rotary Club, Forward Sumner Economic Council, among others. Mrs. DeBerry is a graduate of Springfield High School and the Tennessee School of Banking.

Scott Bagwell (58)	2006	Scott Bagwell is an Executive Vice President and the Chief Lending Officer of Commerce Union Bank and the Robertson County Bank Market President. Mr. Bagwell has over 30 years’ banking experience. He began his banking career with the former Commerce Union Bank in 1978 and stayed with the institution as it became Sovran Bank, C&S/Sovran Bank, NationsBank, and eventually Bank of America. Mr. Bagwell earned his undergraduate degree from the University of Tennessee, Knoxville and has extensive bank-related education. Mr. Bagwell has active in his community, holding leadership positions in numerous civic and charitable organizations in Robertson County and surrounding areas.

Rick Murray (59)	2008

Rick Murray is the Chief Financial Officer of Commerce Union and Commerce Union Bank. He has over 30 years of experience in the design and implementation of business information systems and processes, in addition to an extensive background in the design, support and auditing of financial systems in banking environments. He has been in the forefront of implementing several leading-edge technologies for community banks, including branch/merchant capture, web-based treasury management and advanced profitability analysis. He has a strong background in community banking including finance/accounting, IT, operations, electronic payments, compliance and team building. He also has extensive training experience, having taught in-house and community college classes for several years. He is a certified facilitator, having led numerous strategic planning, team building and change management workshops.

Mr. Murray has provided numerous services to internal and external clients, including: management consulting, financial/accounting consulting, network design, risk management and continuity planning. As an accountant and an IT professional, Mr. Murray has been a frequent speaker at local and national accounting, banking and technology conferences. Rick has been a presenter on accounting, cash management, risk management and information technology topics for A. S. Pratt and Sons. He has also updated and edited several book chapters on bank IT operations, business continuity planning and electronic payments for Sheshunoff Information Services.

Mr. Murray holds a bachelor’s degree in business management and a master of business administration degree from Tennessee Technological University. In addition, Rick holds a bachelor’s degree in accounting from Middle Tennessee State University. His

Name (Age)	Officer Since	Position with Commerce Union and Business Experience

professional credentials include: Certified Public Accountant (CPA-Inactive), Certified Information Systems Auditor (CISA), Chartered Global Management Accountant (CGMA), Certified Information Technology Professional (CITP), Security +, Microsoft Certified Professional (MCP) and Master Certified Novell Engineer (MCNE).

Information Regarding Executive Officer Appointees

In addition to the above listed executive officers who will remain executive officers of Commerce Union and/or Commerce Union Bank following the merger, DeVan D. Ard, Jr. will serve as president of Commerce Union. Mr. Ard will also replace Mr. DeBerry as the president and chief executive officer of Commerce Union Bank following the merger. J. Daniel (Dan) Dellinger, who has served as an executive vice president and the chief operating officer of Reliant since 2006, will become the chief financial officer of Commerce Union and Commerce Union Bank following the merger. Mr. Murray, who currently serves as the chief financial officer of Commerce Union and Commerce Union Bank, will serve as the chief information officer of Commerce Union Bank following the merger. Additionally, Gene Whittle, who has served as an executive vice president and the chief credit officer of Reliant since 2010, will become the chief credit officer of Commerce Union Bank following the merger.

Name (Age); Post- Merger Position with Commerce Union	Reliant Officer Since	Position with Reliant and Business Experience
Gene Whittle (63) Chief Credit Officer	2010	Gene Whittle joined Reliant in May of 2010. Mr. Whittle has over 30 years of financial management experience. Prior to joining Reliant Bank, Mr. Whittle was the EVP, Chief Credit Officer for Avenue Bank. He has also held senior management positions at Regions Bank and Union Planters Bank. He served as EVP, Corporate Credit Risk Director at Regions Bank and prior to that he served as Regional EVP, Credit Policy and Risk Manager at Union Planters Bank. Mr. Whittle is a graduate of Western Kentucky University. He also graduated from both the Graduate School of Banking at the University of Texas and the Graduate School of Banking of the South at LSU. He is also a Certified Public Accountant.

J. Dan Dellinger (53) Chief Financial Officer	2006

J. Dan Dellinger is a veteran community banker with over 20 years’ experience. He has served as the chief financial officer for three community banks. Mr. Dellinger served in that role for Premier Bank of Brentwood from 1997 until its sale to BancorpSouth in 2004. He also served in that role for an East Tennessee community bank from 1992 until 1996.

Prior to his career in banking, Mr. Dellinger spent 11 years in public accounting. He is a licensed Certified Public Accountant in the state of Tennessee and is a member of the Tennessee Society of CPA’s and the AICPA.

Mr. Dellinger has participated on several CFO panels for the AICPA and the Tennessee Bankers Association. Mr. Dellinger has also served as an instructor for The Southeastern School of Banking. He served as a director for the Independent Division of the Tennessee Bankers Association for 3 years. He currently

Name (Age); Post- Merger Position with Commerce Union	Reliant Officer Since	Position with Reliant and Business Experience

serves as a member of the Tennessee Bankers Association’s Government Relations Committee and participates in the Committee’s annual legislators visit to Washington, D.C.

Mr. Dellinger is a member of the Executive Board for the Middle Tennessee Council of the Boy Scouts of America. He also serves on the Finance Committee and is acting chairman for the Williamson County Patron’s event. Mr. Dellinger was a member of the Brentwood Rotary Club for 15 years.

Mr. Dellinger received his bachelors degree in business administration with a concentration in accounting from East Tennessee University and is a graduate of The Southeastern School of Banking.

John R. Wilson (58) Executive Vice President, Chief Loan Officer and Williamson County Market President	2006

John Wilson has over 20 years of community and regional banking experience. Prior to joining Reliant Bank, he launched Cumberland Bank’s entry into the Spring Hill market where he served as community president. Mr. Wilson also held positions at Tennessee National Bank and First National Bank of Lewisburg, which was later acquired by Nations Bank.

Mr. Wilson serves on the Board of Directors for the Boys & Girls Club of Franklin and Williamson County where he was formerly the Club’s Treasurer and now currently serves as the Club’s Chairman. Mr. Wilson is a graduate of the Tennessee School of Banking and the Graduate School of Banking of The South, Baton Rouge, Louisiana. He also holds a bachelor’s of science degree from the University of Tennessee, Knoxville.

Involvement in Certain Legal Proceedings

In 2008, Messrs. Ferdowsi and Aminmadani each owned a 45% equity interest in American Hospitality Corporation, Restaurant Management of Carolina, L.P., and East West Enterprises, LLC. These three entities owned and operated approximately 80 franchised restaurants in the southeastern U.S. In November 2008, one of three lenders to those entities declared a non-monetary default under a credit agreement and subsequently filed a complaint in the U.S. District Court for the Middle District of Tennessee in Nashville seeking the appointment of a receiver for the entities. Messrs. Ferdowsi and Aminmadani, along with the other owners of the entities, all of whom were guarantors of the credit obligations, were also named as defendants in the receivership proceedings. The three entities, in turn, filed petitions for relief under Chapter 11 of the U.S. bankruptcy code in the U.S. Bankruptcy Court for the Middle District of Tennessee in Nashville. In 2009, the three entities and the owners negotiated a consensual Chapter 11 plan of reorganization with the creditors that provided for payment in full of all claims over time. The plan was effective on October 7, 2009. Under the terms of the Chapter 11 plan, Messrs. Ferdowsi and Aminmadani, along with the other owners, reaffirmed their guaranties. In 2010, all of the creditors received payment in cash in full payment of the claims.

EXECUTIVE COMPENSATION

Compensation of Directors and Executive Officers

Summary Compensation Table

The following table shows the compensation Commerce Union paid for the years ended December 31, 2013 and 2012 to its president and chief executive officer and our three most highly compensated other executive officers who earned over $100,000 for the year ended 2013 (collectively, the “named executive officers”). Additionally, the table below presents historical compensation information for Reliant’s most highly-compensated officers.

	COMMERCE UNION
Name and principal position	Year	Salary ($)	Bonus (1)($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation (1)(2)(3)(4)($)	Total ($)
Ron DeBerry,	2013	235,000.07	39,375.00	—	—	—	—	26,300.50	$300,672.57
President and Chief Executive Officer	2012	204,999.98	—	—	—	—	—	26,258.36	$231,258.34

Rick Murray,	2013	147,375.00	21,825.00	2,516	—	—	—	39,045.72	$210,761.72
Chief Financial Officer	2012	142,875.00	11,750.00	15,093	—	—	—	36,792.52	$206,510.52

Scott Bagwell,	2013	164,696.66	13,685.00	—	—	—	—	39,821.99	$218,203.65
Chief Lending Officer	2012	160,966.59	14,000.00	—	—	—	—	38,211.93	$213,178.52

Paula DeBerry,	2013	137,185.00	31,122.00	—	—	—	—	26,342.81	$194,649.81
Chief Retail Officer	2012	132,506.66	14,000.00	—	—	—	—	25,599.36	$172,106.02

	RELIANT BANK
Name and principal position	Year	Salary ($)	Bonus (5)($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation (5)(6)($)	Total ($)
DeVan D. Ard, Jr.,	2013	300,000	215,000	—	—	—	—	44,512	559,512
President and Chief Executive Officer	2012	250,000	15,000	—	—	—	—	32,290	297,290

J. Daniel Dellinger,	2013	210,000	42,000		—	—	—	29,341	281,341
Executive Vice President and Chief Operating Officer	2012	200,000	10,000		—	—	—	26,354	236,354

(1)	For Mr. DeBerry, includes $9,741.79 and $8,904.36 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $1,860 for club dues paid for each of 2013 and 2012, $738 and $546.47 for premiums paid on term life insurance policy for 2013 and 2012, respectively, $1,416 and $1,368 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively, $6,393.48 and $5,729.16 for premiums paid on health, dental, and vision insurance policies in 2013 and 2012, respectively; $4,951.23 and $6,650.37 representing the fair value for Mr. DeBerry’s use of a company car for 2013 and 2012, respectively, and $1,200 for cell phone reimbursement for each of 2013 and 2012.
(2)

For Mr. Murray, includes $6,255 and $6,075 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $1,200 for club dues paid for each of 2013 and 2012, $430.56 and $430.56 for premiums paid on term life insurance policy for 2013 and 2012, respectively, $1,278 and $1,237 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively,

$19,682.16 and $17,649.96 for premiums paid on health, dental, and vision insurance policies in 2013 and 2012, respectively, $9,000 for auto allowance paid in each of 2013 and 2012, and $1,200 for cell phone reimbursement for each of 2013 and 2012.
(3)	For Mr. Bagwell, includes $7,565.83 and $8,034.41 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $250 for club dues paid for each of 2013 and 2012, $738 for premiums paid on term life insurance policy for each of 2013 and 2012, $1,386 and $1,339.56 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively, $19,682.16 and $17,649.96 for premiums paid on health, dental, and vision insurance policies in 2013 and 2012, respectively, $9,000 for auto allowance paid in each of 2013 and 2012, and $1,200 for cell phone reimbursement for each of 2013 and 2012.
(4)	For Mrs. DeBerry, includes $6,449.21 and $6,415.80 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $1,500 for club dues paid for each of 2013 and 2012, $430.56 for premiums paid on term life insurance policy for 2013 and 2012, $1,369.56 and $1,323.84 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively, $6,393.48 and $5,729.16 for premiums paid on health, dental, and vision insurance policies in 2013 and 2012, respectively, $9,000 for auto allowance paid in each of 2013 and 2012, and $1,200 for cell phone reimbursement for each of 2013 and 2012.
(5)	For Mr. Ard, includes $14,700 and $4,595 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $1,000 of company matching contributions to a health savings account for each of 2013 and 2012, $795 and $831 for club dues paid for 2013 and 2012, respectively, $851 for premiums paid on term life insurance policy for each of 2013 and 2012, $5,043.40 and $4,506.76 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively, $6,770.52 and $6,450.24 for premiums paid on health and dental insurance policies in 2013 and 2012, respectively, $14,252 and $13,156 for auto lease paid in 2013 and 2012, respectively, and $1,100 and $900 for cell phone reimbursement in 2013 and 2012, respectively.
(6)	For Mr. Dellinger, includes $3,345 and $3,100 of company matching contributions to 401(k) plan for 2013 and 2012, respectively, $1,000 of company matching contributions to a health savings account for each of 2013 and 2012, $556 for club dues paid for each of 2013 and 2012, $455 for premiums paid on term life insurance policy for each of 2013 and 2012, $2,145.84 and $2,792.52 for premiums paid on short-term and long-term disability insurance policies for 2013 and 2012, respectively, $6,738.84 and $6,450.24 for premiums paid on health and dental insurance policies in 2013 and 2012, respectively, $13,800 and $11,800 for auto allowance paid in 2013 and 2012, respectively, and $2,300 and $1,200 for cell phone reimbursement in 2013 and 2012, respectively.

Named Executive Officer Employment Agreements

Ron DeBerry. On January 1, 2006, we entered into an employment agreement with Ron DeBerry to serve as the President and Chief Executive Officer of Commerce Union Bank. The agreement provides for an initial term of thirty-six months and renews automatically for additional twelve-month terms at the end of the initial term and each renewal term thereafter unless terminated or amended by the mutual agreement of Mr. DeBerry and Commerce Union Bank upon notice of a party’s intent not to renew delivered at least 60 days prior to a renewal date.

The initial base salary for Mr. DeBerry was $150,000 per year. This salary was increased to $180,000 per year after Commerce Union Bank received its certificate of authority to do a banking business. This amount is reviewed at least annually by Commerce Union Bank’s nomination and compensation committee.

Under the agreement, Mr. DeBerry receives 20 days’ paid vacation per year, a bank-owned or leased vehicle for his use, cellphone reimbursement, a country club membership, civic club memberships, and business-related entertainment expenses. Mr. DeBerry is also entitled to participate or receive benefits under any employee benefits plans including, but not limited to, stock option plans, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by Commerce Union Bank in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements.

If the employment agreement is terminated for any reason other than for cause or as a result of Mr. DeBerry’s disability, retirement, or death, or if Mr. DeBerry’s employment is terminated involuntarily following a change in control of Commerce Union Bank, Mr. DeBerry is entitled to a lump sum equal to twelve months of his base salary and life, medical, dental and disability coverage for a period of twelve months. Additionally, upon the occurrence of a change in control of Commerce Union Bank, Mr. DeBerry is entitled to the value of any employer contributions that would have been made by Commerce Union Bank on Mr. DeBerry’s behalf to any tax-qualified retirement plan sponsored by Commerce Union Bank as of the date of termination.

If Mr. DeBerry’s employment is terminated as a result of his becoming disabled, Mr. DeBerry is entitled to either the compensation provided for in Commerce Union Bank’s disability plan, if any, or fifty percent of his base salary for a period not to exceed 24 months. Upon Mr. DeBerry’s retirement, Mr. DeBerry is entitled to all of the benefits under any retirement plan of Commerce Union Bank to which Mr. DeBerry is a party. In the event of Mr. DeBerry’s death, Commerce Union Bank shall pay to Mr. DeBerry’s estate the compensation due to Mr. DeBerry through the last day of the calendar month in which his death occurred.

Mr. DeBerry will not be entitled to any additional compensation or other benefits in the event that his employment is terminated for cause.

The employment agreement contains a provision restricting Mr. DeBerry’s ability to compete with Commerce Union Bank for a period of twelve months following the termination of his employment for any reason, as well a provision relating to the protection of confidential information.

Upon the consummation of the merger, Mr. DeBerry will enter into a new employment agreement with Commerce Union and Commerce Union Bank. This new employment agreement is summarized in the section titled “Proposal No. 1—The Merger” at page 56 above.

Rick Murray. On June 20, 2008, we entered into an employment agreement with Mr. Murray to serve as an executive officer of Commerce Union Bank. Mr. Murray has served as the chief financial officer of Commerce Union Bank and Commerce Union since that date. The employment agreement provides for an initial term of thirty-six months and renews automatically for additional twelve-month terms at the end of the initial term and each renewal term thereafter unless terminated or amended by the mutual agreement of Mr. Murray and Commerce Union Bank upon notice of a party’s intent not to renew delivered at least 60 days prior to a renewal date.

The employment agreement provides for an initial base salary of $110,000 per year. This amount is reviewed at least annually by Commerce Union Bank’s nomination and compensation committee.

Under the agreement, Mr. Murray receives 4 weeks’ paid vacation per year, a $750 per month vehicle allowance, cellphone reimbursement, civic club memberships, and business-related entertainment expenses. Mr. Murray is also entitled to participate or receive benefits under any employee benefits plans including, but not limited to, stock option plans, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by Commerce Union Bank in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements.

If the employment agreement is terminated for any reason other than for cause or as a result of Mr. Murray’s disability, retirement, or death, or if Mr. Murray’s employment is terminated involuntarily following a change in control of Commerce Union Bank, Mr. Murray is entitled to a lump sum equal to twelve months of his base salary and life, medical, dental and disability coverage for a period of twelve months. Additionally, upon the occurrence of a change in control of Commerce Union Bank, Mr. Murray is entitled to the value of any employer contributions that would have been made by Commerce Union Bank on Mr. Murray’s behalf to any tax-qualified retirement plan sponsored by Commerce Union Bank as of the date of termination.

If Mr. Murray’s employment is terminated as a result of his becoming disabled, Mr. Murray is entitled to either the compensation provided for in Commerce Union Bank’s disability plan, if any, or fifty percent of his base salary for a period not to exceed 24 months. Upon Mr. Murray’s retirement, Mr. Murray is entitled to all of the benefits under any retirement plan of Commerce Union Bank to which Mr. Murray is a party. In the event of Mr. Murray’s death, Commerce Union Bank shall pay to Mr. Murray’s estate the compensation due to Mr. Murray through the last day of the calendar month in which his death occurred.

Mr. Murray will not be entitled to any additional compensation or other benefits in the event that his employment is terminated for cause.

The employment agreement contains a provision restricting Mr. Murray’s ability to compete with Commerce Union Bank for a period of twelve months following the termination of his employment for any reason, as well a provision relating to the protection of confidential information.

Upon the consummation of the merger, Mr. Murray will enter into a new employment agreement with Commerce Union and Commerce Union Bank. This new employment agreement is summarized in the section titled “Proposal No. 1—The Merger” at page 56 above.

Scott Bagwell. On March 1, 2006, we entered into an employment agreement with Mr. Bagwell to serve as the chief lending officer of Commerce Union Bank. The employment agreement provides for an initial term of thirty-six months and renews automatically for additional twelve-month terms at the end of the initial term and each renewal term thereafter unless terminated or amended by the mutual agreement of Mr. Bagwell and Commerce Union Bank upon notice of a party’s intent not to renew delivered at least 60 days prior to a renewal date.

The employment agreement provides for an initial base salary of $125,000 per year. This amount is reviewed at least annually by Commerce Union Bank’s nomination and compensation committee.

Under the agreement, Mr. Bagwell receives 20 days’ paid vacation per year, a $500 per month vehicle allowance, cellphone reimbursement, a country club membership, civic club memberships, and business-related entertainment expenses. Mr. Bagwell is also entitled to participate or receive benefits under any employee benefits plans including, but not limited to, stock option plans, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by Commerce Union Bank in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements.

If the employment agreement is terminated for any reason other than for cause or as a result of Mr. Bagwell’s disability, retirement, or death, or if Mr. Bagwell’s employment is terminated involuntarily following a change in control of Commerce Union Bank, Mr. Bagwell is entitled to a lump sum equal to twelve months of his base salary and life, medical, dental and disability coverage for a period of twelve months. Additionally, upon the occurrence of a change in control of Commerce Union Bank, Mr. Bagwell is entitled to the value of any employer contributions that would have been made by Commerce Union Bank on Mr. Bagwell’s behalf to any tax-qualified retirement plan sponsored by Commerce Union Bank as of the date of termination.

If Mr. Bagwell’s employment is terminated as a result of his becoming disabled, Mr. Bagwell is entitled to either the compensation provided for in Commerce Union Bank’s disability plan, if any, or fifty percent of his base salary for a period not to exceed 24 months. Upon Mr. Bagwell’s retirement, Mr. Bagwell is entitled to all of the benefits under any retirement plan of Commerce Union Bank to which Mr. Bagwell is a party. In the event of Mr. Bagwell’s death, Commerce Union Bank shall pay to Mr. Bagwell’s estate the compensation due to Mr. Bagwell through the last day of the calendar month in which his death occurred.

Mr. Bagwell will not be entitled to any additional compensation or other benefits in the event that his employment is terminated for cause.

The employment agreement contains a provision restricting Mr. Bagwell’s ability to compete with Commerce Union Bank for a period of twelve months following the termination of his employment for any reason, as well a provision relating to the protection of confidential information.

Upon the consummation of the merger, Mr. Bagwell will enter into a new employment agreement with Commerce Union and Commerce Union Bank. This new employment agreement is summarized in the section titled “Proposal No. 1—The Merger” at page 56 above.

Paula DeBerry. On February 1, 2007, Commerce Union Bank entered into an employment agreement with Mrs. DeBerry in connection with this position. The employment agreement provides for an initial term of thirty-six months and renews automatically for additional twelve-month terms at the end of the initial term and each renewal term thereafter unless terminated or amended by the mutual agreement of Mrs. DeBerry and Commerce Union Bank upon notice of a party’s intent not to renew delivered at least 60 days prior to a renewal date.

The employment agreement provides for an initial base salary of $125,000 per year. This amount is reviewed at least annually by Commerce Union Bank’s nomination and compensation committee.

Under the agreement, Mrs. DeBerry receives four weeks’ paid vacation per year, a $750 per month vehicle allowance, cellphone reimbursement, a country club membership, civic club memberships, and business-related entertainment expenses. Mrs. DeBerry is also entitled to participate or receive benefits under any employee benefits plans including, but not limited to, stock option plans, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, health-and-accident plans, medical coverage or any other employee benefit plan or arrangement made available by Commerce Union Bank in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements.

If the employment agreement is terminated for any reason other than for cause or as a result of Mrs. DeBerry’s disability, retirement, or death, or if Mrs. DeBerry’s employment is terminated involuntarily following a change in control of Commerce Union Bank, Mrs. DeBerry is entitled to a lump sum equal to twelve months of her base salary and life, medical, dental and disability coverage for a period of twelve months. Additionally, upon the occurrence of a change in control of Commerce Union Bank, Mrs. DeBerry is entitled to the value of any employer contributions that would have been made by Commerce Union Bank on Mrs. DeBerry’s behalf to any tax-qualified retirement plan sponsored by Commerce Union Bank as of the date of termination.

If Mrs. DeBerry’s employment is terminated as a result of her becoming disabled, Mrs. DeBerry is entitled to either the compensation provided for in Commerce Union Bank’s disability plan, if any, or fifty percent of her base salary for a period not to exceed 24 months. Upon Mrs. DeBerry’s retirement, Mrs. DeBerry is entitled to all of the benefits under any retirement plan of Commerce Union Bank to which Mrs. DeBerry is a party. In the event of Mrs. DeBerry’s death, Commerce Union Bank shall pay to Mrs. DeBerry’s estate the compensation due to Mrs. DeBerry through the last day of the calendar month in which her death occurred.

Mrs. DeBerry will not be entitled to any additional compensation or other benefits in the event that her employment is terminated for cause.

The employment agreement contains a provision restricting Mrs. DeBerry’s ability to compete with Commerce Union Bank for a period of twelve months following the termination of her employment for any reason, as well a provision relating to the protection of confidential information.

Upon the consummation of the merger, Mrs. DeBerry will enter into a new employment agreement with Commerce Union and/or Commerce Union Bank. This new employment agreement is summarized in the section titled “Proposal No. 1—The Merger” at page 56 above.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2013, as well as the related exercise prices and expiration dates. Options are granted pursuant to Commerce Union’s stock option plan.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ron DeBerry	78,750	—	—	$9.52	8/23/2016	—	—	—	—

Rick Murray	21,000	—	—	$11.67	2/28/2018	—	—	—	—

Scott Bagwell	21,000	—	—	$9.52	8/23/2016	—	—	—	—

Paula DeBerry	21,000	—	—	$11.43	3/1/2017	—	—	—	—

Certain Retirement Benefits

Commerce Union Bank has established the Commerce Union Bank 401(k) Plan pursuant to which it makes matching and discretionary contributions on behalf of each of the executive officers. Commerce Union Bank also maintains and pays premiums on behalf of each executive officer under a life insurance plan and provides partial payment of premiums for medical benefits if the executive officer so elects.

The named executive officers’ employment agreements provide for payments to the executive officers in connection with the resignation, retirement or other termination of a named executive officer, a change in control of Commerce Union Bank, or a change in the executive officers’ responsibilities following a change in control of Commerce Union Bank. See “Executive Compensation–Named Executive Officer Employment Agreements” for a discussion of these employment agreements.

Director Compensation

During the year ended December 31, 2013, each director of Commerce Union Bank received a retainer in the amount of $6,000 and fees of $150 for attendance at each board meeting and $300 for attendance at each committee meeting. The chairman of Commerce Union Bank’s board of directors and the chairman of the board’s audit committee received additional retainers in the amount of $1,500. Mr. DeBerry, as an employee of Commerce Union Bank, does not receive any board fee. He is not listed in the table below because his compensation as a named executive officer is described above in this joint proxy statement/prospectus. The following is a summary of the compensation paid to directors for 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles Trimble Beasley	16,250	—	—	—	—	—	16,250
Jane Ellis Bellar	11,750	—	—	—	—	—	11,750
John Lewis Bourne	13,100	—	—	—	—	—	13,100
James Gilbert Hodges	14,000	—	—	—	—	—	14,000
Gwendolous Verdella Martin	8,750	—	—	—	—	—	8,750
Nancy Jo Martin	9,200	—	—	—	—	—	9,200
Leland Gray Scott, Jr.	9,350	—	—	—	—	—	9,350
Don Richard Sloan	12,800	—	—	—	—	—	12,800
Marvin Leroy Smith	9,350	—	—	—	—	—	9,350
William Robert McKinney, Jr.	15,200	—	—	—	—	—	15,200

Other Compensation Arrangements

Director Resignation and Release Agreements. As of the effective time of the merger, Jane Ellis Bellar, Gwendolous Verdella Martin, Nancy Jo Martin, William Robert McKinney, Jr., Leland Gray Scott, and Marvin Leroy Smith, III will resign from the board of directors of Commerce Union. Additionally, as of the effective time of the merger, Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will also resign from the board of directors of Commerce Union Bank. In connection with their resignations from the board of directors of both Commerce Union and Commerce Union Bank, each of Mmes. Bellar, G. Martin, and N. Martin and Mr. Scott will enter into an agreement with Commerce Union and Commerce Union Bank. Each such agreement provides that Commerce Union or Commerce Union Bank will pay the resigning director a severance payment of $10,000. Additionally, pursuant to such agreements, these individuals have agreed that, for a period of 24 months, they shall refrain from, among other things, joining the board of directors or being employed by any other regulated financial institution, working with any individual or group of individuals in connection with organizing another financial institution that would compete with Commerce Union Bank, soliciting any employees of Commerce Union Bank to leave Commerce Union Bank, encouraging customers of Commerce Union Bank to move their business to any other financial institution, disclosing any confidential or proprietary information of or regarding Commerce Union or Commerce Union Bank. Pursuant to such agreements, each director also releases Commerce Union and Commerce Union Bank from any and all claims that the director has or any time had against Commerce Union or Commerce Union Bank.

Extension of the Termination Date of Non-Qualified Options. Under the terms of the merger agreement, prior to the effective time of the merger, Commerce Union will extend by three years the termination date for all outstanding non-qualified options under the Commerce Union Bancshares, Inc. Stock Option Plan. Each of the Commerce Union directors holds non-qualified options, except for Mr. DeBerry, whose options are considered to be qualified options. These awards originally had a contractual life of ten years and were originally issued on August 23, 2006. No other terms and conditions of the original agreements will be modified. This extension of the option termination date will be treated as a modification of the original options. The compensation expense for the incremental difference between the fair value of the modified options and the fair value of the original options on the date of modification, reflecting the then-current facts and circumstances on the modification date, will be recorded immediately as all of the options to be modified are fully vested and the modification will only change the option termination date. If the options were modified today, Commerce Union would recognize approximately $288,981 of additional stock compensation expense.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OF COMMERCE UNION

Banking Transactions

Commerce Union Bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including independent directors) and executive officers of Commerce Union and Commerce Union Bank, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to Commerce Union Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, Commerce Union Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Commerce Union Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies

The aggregate dollar amount of loans outstanding to directors and executive officers of Commerce Union Bank and Commerce Union was approximately $1,909,779 at September 30, 2014.

Policies on Related Party Transactions

Transactions with related persons are governed by our Code of Ethics, which applies to all officers, directors and employees. This code covers a wide range of potential activities, including, among others, conflicts of interest, self-dealing, and related party transactions. Waiver of the policies set forth in this code will only be permitted when circumstances warrant. Such waivers for directors and executive officers, or that provide a benefit to a director or executive officer may be made only by the board of directors, as a whole, or the audit committee of the board of directors and must be promptly disclosed as required by applicable law or regulation. Absent such a review and approval process in conformity with the applicable guidelines relating to the particular transaction under consideration, such arrangements are not permitted.

CORPORATE GOVERNANCE

Director Independence

The board has determined that a majority of its members are independent as defined by the listing standards of the NASDAQ Stock Market. Specifically, our board of directors has determined that the following directors are independent: Charles Trimble Beasley, Jane Ellis Bellar, John Lewis Bourne, James Gilbert Hodges, Gwendolous Verdella Martin, Nancy Jo Martin, William Robert McKinney, Jr., Leland Gray Scott, Don Richard Sloan, and Marvin Leroy Smith, III.

SUPERVISION AND REGULATION

Both Commerce Union and Commerce Union Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Commerce Union Bancshares, Inc.

Commerce Union owns 100% of the stock of Commerce Union Bank, and therefore, we are considered a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the Bank Holding Company Act and the regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in Tennessee, we also are subject to the Tennessee Banking Act.

The Bank Holding Company Act, subject to certain exceptions, also prohibits a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non-banking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

As a bank holding company, Commerce Union is required to file semi-annual reports with the Federal Reserve together with any additional information as the Federal Reserve may require. The Federal Reserve may also examine Commerce Union.

Bank holding companies are required to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC—either as a result of default of a banking or thrift subsidiary of Commerce Union or related to FDIC assistance provided to a subsidiary in danger of default—the other banking subsidiaries of Commerce Union, if any, may be assessed for the FDIC’s loss, subject to certain exceptions.

Regulation Y of the Rules and Regulations of the Federal Reserve Board of Governors requires persons acting directly or indirectly or in concert with one or more persons to give the Federal Reserve 60 days’ prior written notice before acquiring control of a bank holding company. Under the regulation, control is defined as the ownership or control with the power to vote 25% or more of any class of voting securities of the bank holding company. The regulation also provides for a presumption of control if a person owns, controls, or holds with the power to vote 10% or more (but less than 25%) of any class of voting securities, and if no other person owns a greater percentage of that class of voting securities.

Various federal and state statutory provisions limit the amount of dividends subsidiary banks can pay to their holding companies without regulatory approval. The payment of dividends by any bank also may be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank. In addition to the foregoing restrictions, the Federal Reserve has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. Furthermore, the TDFI also has authority to prohibit the payment of dividends by a Tennessee chartered bank when it determines such payment to be an unsafe and unsound banking practice.

A bank holding company and its subsidiaries are also prohibited from acquiring any voting shares of, or interest in, any banks located outside of the state in which the operations of the bank holding company’s subsidiaries are located, unless the bank holding company and its subsidiaries are well-capitalized and well-managed. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with the extension of credit or provision of any property or service. An affiliate of a bank holding company may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer must obtain or provide some additional credit, property or services from or to its bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

In approving acquisitions by bank holding companies of banks and companies engaged in the banking-related activities described above, the Federal Reserve considers a number of factors, including expected benefits to the public such as greater convenience, increased competition, or gains in efficiency, as weighed against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve is also empowered to differentiate between new activities and activities commenced through the acquisition of a going concern.

The Attorney General of the United States may, within 30 days after approval by the Federal Reserve of an acquisition involving a bank holding company, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Failure of the Attorney General to challenge an acquisition does not, however, exempt the bank holding company from complying with both state and federal antitrust laws after the acquisition is consummated or immunize the acquisition from future challenge under the anti-monopoly provisions of the Sherman Antitrust Act.

Capital Guidelines

The Federal Reserve has issued risk-based capital guidelines for bank holding companies and member banks. Under the guidelines, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a “well-capitalized” bank or bank holding company under the guidelines, a bank or bank holding company must have a total risk-based capital ratio in excess of 10%. At least half of the total capital is to be comprised of common equity, retained earnings, and a limited amount of perpetual preferred stock, after subtracting goodwill and certain other adjustments (“Tier I capital”). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier I capital, and a limited amount of loan and lease loss reserves (“Tier II capital”). Commerce Union Bank is subject to these capital requirements. In addition, the Federal Reserve has adopted a minimum leverage ratio (Tier I capital to total assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a Tier 1 leverage capital ratio of 3%, plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets.

In July 2013, the federal banking regulators, in response to the statutory requirements of Dodd-Frank, adopted regulations implementing the Basel Capital Adequacy Accord (“Basel III”), which had been approved by the Basel member central bank governors in 2010 as an agreement among the countries’ central banks and bank regulators on the amount of capital banks must hold as a cushion against losses and insolvency. The new minimum capital to risk-weighted assets (“RWA”) requirements are a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0%. The minimum leverage ratio (Tier 1 capital to total assets) is 4.0%. The new rule also changes the definition of capital, mainly by adopting stricter eligibility criteria for regulatory capital instruments, and new constraints on the inclusion of minority interests, mortgage-

servicing assets (“MSAs”), deferred tax assets (“DTAs”), and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from common equity Tier 1 capital.

Under Basel III, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements will begin on January 1, 2016, and the requirements will be fully phased in on January 1, 2019. A banking organization with a buffer greater than 2.5% once the capital conservation buffer is fully phased in would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. The new rule also prohibits a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income. When the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the current prompt corrective action (“PCA”) well-capitalized thresholds.

Under the new rule, MSAs and DTAs are subject to stricter limitations than those applicable under the current general risk-based capital rule. More specifically, certain DTAs arising from temporary differences, MSAs, and significant investments in the capital of unconsolidated financial institutions in the form of common stock are each subject to an individual limit of 10% of common equity Tier 1 capital elements and are subject to an aggregate limit of 15% of common equity Tier 1 capital elements. The amount of these items in excess of the 10% and 15% thresholds are to be deducted from common equity Tier 1 capital. Amounts of MSAs, DTAs, and significant investments in unconsolidated financial institutions that are not deducted due to the aforementioned 10% and 15% thresholds must be assigned a 250% risk weight. Finally, the new rule increases the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and makes selected other changes in risk weights and credit conversion factors.

The new minimum capital requirements of Basel III are effective on January 1, 2015, whereas the capital conservation buffer and the deductions from common equity Tier 1 capital phase in over time. Similarly, non-qualifying capital instruments phase out over time, except as described above. Most existing non-qualifying capital instruments issued by community banks before May 19, 2010, such as trust preferred securities and cumulative perpetual preferred stock, will continue to count as regulatory capital.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject a banking institution to a variety of enforcement remedies available to state and federal regulatory authorities, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits, and other restrictions on its business.

Tennessee Banking Act; Federal Deposit Insurance Act

Commerce Union Bank is incorporated under the banking laws of the State of Tennessee and is subject to the applicable provisions of those laws. Commerce Union Bank is subject to the supervision of the TDFI and to regular examination by that department. Commerce Union Bank is a member of the Federal Reserve and therefore is subject to Federal Reserve regulations and policies and is subject to regular examination by the Federal Reserve. Commerce Union Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund (“DIF”), and Commerce Union Bank is, therefore, subject to the provisions of the Federal Deposit Insurance Act (“FDIA”).

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), the FDIC was required to adopt regulations that would base deposit insurance assessments on total assets less capital rather than deposit liabilities and to include off-balance sheet liabilities of institutions and their affiliates in risk-based assessments. The Emergency Economic Stabilization Act (“ESSA”) provided for a temporary increase in the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. This increased level of basic deposit insurance was made permanent by the Dodd-Frank Act. In addition, on October 14, 2008, the FDIC instituted temporary unlimited FDIC coverage of non-interest-bearing deposit transaction accounts, but this extra coverage expired December 31, 2012. The Dodd-Frank Act also repealed the prohibition on paying interest on demand transaction accounts, but did not extend unlimited insurance protection for these accounts.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Tennessee statutes and the federal law regulate a variety of the banking activities of Commerce Union Bank, including required reserves, investments, loans, mergers and consolidations, issuances of securities, payments of dividends, and the establishment of branches. There are certain limitations under federal and Tennessee law on the payment of dividends by banks. A state bank, with the approval of the TDFI, may transfer funds from its surplus account to the undivided profits (retained earnings) account or any part of its paid-in-capital account. The payment of dividends by any bank is dependent upon its earnings and financial condition and, in addition to the limitations referred to above, is subject to the statutory power of certain federal and state regulatory agencies to act to prevent what they deem unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of Commerce Union Bank, be deemed to constitute such an unsafe or unsound practice. Also, without regulatory approval, a dividend only can be paid to the extent of the net income of the bank for that year plus the net income of the prior two years. The FDIA prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC.

State banks also are subject to regulation respecting the maintenance of certain minimum capital levels (see above), and Commerce Union Bank is required to file annual reports and such additional information as the Tennessee Banking Act and Federal Reserve regulations require. Commerce Union Bank also is subject to certain restrictions on loan amounts, interest rates, “insider” loans to officers, directors and principal shareholders, tying arrangements, privacy, transactions with affiliates, and many other matters. Strict compliance at all times with state and federal banking laws is required.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the types of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All Tennessee banks must become and remain insured banks under the FDIA.

Under Tennessee law, state banks are prohibited from lending to any one person, firm, or corporation amounts more than 15% of its equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples or (ii) Commerce Union Bank may make a loan to one person, firm or corporation of up to 25% of its equity capital accounts with the prior written approval of Commerce Union Bank’s Board of Directors or finance committee (however titled).

Community Reinvestment Act

The Community Reinvestment Act (“CRA”), first enacted by Congress in 1977 and amended from time to time thereafter, requires that each depository institution’s record of helping meet the needs of its entire community be evaluated by depository institution’s primary federal regulator. The CRA helps assure that banks and other financial institutions make credit available to low- and moderate-income borrowers, consistent with safe and sound operations. Commerce Union Bank has earned the Federal Reserve’s highest CRA rating of “outstanding.”

Federal Deposit Insurance Corporation Improvement Act of 1991

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) substantially revised the depository institution regulatory and funding provisions of the FDIA, and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take “prompt corrective action” in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if (i) it maintains a Tier 1 leverage capital ratio of at least 5%, a risk-adjusted Tier 1 capital ratio of at least 6%, and a total risk-based capital ratio of at least 10% and (ii) it is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution is considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure, and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The capital-based prompt corrective action provision of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to the holding companies which control those institutions. However, the Federal Reserve has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to these provisions and regulations.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its bank holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s bank holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator generally within 90 days of the date on which they became critically undercapitalized.

The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits and pass-through insurance. Under the regulations, a bank cannot accept, rollover or renew brokered deposits unless it is well capitalized or it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer “pass-through” insurance on certain employee benefit accounts. Whether or not it has obtained this waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain index prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, termination of the “too big to fail” doctrine except in special cases, limitations on the FDIC’s payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Gramm-Leach-Bliley Act

In 1999, the Gramm-Leach-Bliley Act (“GLBA”) ratified new powers for banks and bank holding companies, especially in the areas of securities and insurance. This law also includes requirements regarding the privacy and protection of non-public customer information held by financial institutions, as well as many other providers of financial services. There are provisions providing for functional regulation of the various services provided by institutions among different regulators. GLBA codified the “safeguards rule” which requires financial institutions to develop a written information security plan that describes how the company is prepared for and plans to continue to protect customers’ and consumers’ non-public personal information. GLBA did not remove the restrictions in the Bank Holding Company Act that prevent non-financial companies from entering retail and/or commercial banking. Finally, among many other sections of this law, there is some relief for small banks from the regulatory burden of the Community Reinvestment Act.

Bank Secrecy Act and USA PATRIOT Act

The Currency and Foreign Transactions Reporting Act of 1970, better known as the Bank Secrecy Act (“BSA”) requires all United States financial institutions to assist United States government agencies to detect and prevent money laundering. Specifically, BSA requires financial institutions to keep records of cash purchases of negotiable instruments, file reports of cash transactions exceeding a daily aggregate amount of $10,000, and to report suspicious activity that might signify money laundering, tax evasion, or other criminal activities.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) substantially broadened existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposed new compliance and due diligence obligations, defined new crimes and penalties, compelled the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarified the safe harbor from civil liability to customers. The U.S. Treasury Department has issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to financial institutions such as Commerce Union’s banking and broker-dealer subsidiaries. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The Treasury Department may issue additional regulations which will further clarify the USA PATRIOT Act’s requirements.

Under the USA PATRIOT Act all “financial institutions,” as defined, must establish anti-money laundering compliance and due diligence programs. Such programs must include, among other things, adequate policies, the designation of a compliance officer, employee and director training programs, and an independent audit function to review and test the program.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”)

In July 2010, the Dodd-Frank Act was signed into law, incorporating numerous financial institution regulatory reforms. Many of these reforms were implemented between 2011 and 2013 through regulations promulgated by banking and securities regulators. The following discussion describes the material elements of the regulatory framework. Many of the Dodd-Frank Act provisions are stated to only apply to larger financial institutions and do not directly impact community-based institutions like Commerce Union Bank. For instance, provisions that regulate derivative transactions and limit derivatives trading activity of federally-insured institutions, enhance supervision of “systemically significant” institutions, impose new regulatory authority over hedge funds, limit proprietary trading by banks, and phase-out the eligibility of trust preferred securities for Tier 1 capital are among the provisions that do not directly impact Commerce Union Bank either because of exemptions for institutions below a certain asset size or because of the nature of Commerce Union Bank’s operations. Other provisions that impact Commerce Union Bank are:

•	Change the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminate the ceiling and increase the size of the floor of the DIF, and offset the impact of the increase in the minimum floor on institutions with less than $10 billion in assets.

•	Make permanent the $250,000 limit for federal deposit insurance.

•	Repeal the federal prohibition on payment of interest on demand deposits, thereby permitting depositing institutions to pay interest on business transaction and other accounts.

•	Centralize responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (“CFPB”), responsible for implementing federal consumer protection laws, although banks below $10 billion in assets will continue to be examined and supervised for compliance with these laws by their federal bank regulator.

•	Restrict the preemption of state law by federal law and disallow national bank subsidiaries from availing themselves of such preemption.

•	Impose new requirements for mortgage lending, including new minimum underwriting standards, prohibitions on certain yield-spread compensation to mortgage originators, special consumer protections for mortgage loans that do not meet certain provision qualifications, prohibitions and limitations on certain mortgage terms and various new mandated disclosures to mortgage borrowers.

•	Apply the same leverage and risk based capital requirements that apply to insured depository institutions to bank holding companies.

•	Permit national and state banks to establish de novo interstate branches at any location where a bank based in that state could establish a branch, and require that bank holding companies and banks be well-capitalized and well managed in order to acquire banks located outside their home state.

•	Impose new limits on affiliated transactions and cause derivative transactions to be subject to lending limits.

•	Implement corporate governance revisions, including with regard to executive compensation and proxy access to shareholders that apply to all public companies not just financial institutions.

Many aspects of the Dodd-Frank Act are subject to continued rulemaking and will take effect over several years, and their impact on Commerce Union Bank or the financial industry is difficult to predict before such regulations are adopted. However, there is a significant possibility that the Dodd-Frank Act will, in the long run, increase regulatory burden, compliance costs, and interest expense for community banks. Of particular concern to many community banks is the depth and breadth of the powers of the CFPB which may have significant impact on consumer compliance regulation and increased costs, particularly for smaller depository institutions.

Jumpstart Our Business Startups Act of 2012

The Jumpstart Our Business Startups Act (the “JOBS Act”) increased the threshold under which a bank or bank holding company may terminate registration of a security under the Securities Exchange Act of 1934, as amended, to 1,200 shareholders of record from 300. The JOBS Act also raised the threshold requiring companies to register to 2,000 shareholders from 500. Since the JOBS Act was signed, numerous banks or bank holding companies have filed to deregister their common stock.

FDIC Insurance Premiums

Commerce Union Bank is required to pay quarterly FDIC deposit insurance assessments to the DIF. The FDIC merged the Bank Insurance Fund (“BIF”) and the Savings Association Insurance Fund (“SAIF”) to form the DIF on March 31, 2006, in accordance with the Federal Deposit Insurance Reform Act of 2005. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF.

Effective April 1, 2009, the FDIC revised its risk-based assessment system to adjust the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits. On November 12, 2009, the FDIC announced a final rule to increase of 3 basis points the deposit assessment base rate, beginning January 1, 2011. Additional increases in premiums will impact Commerce Union’s earnings adversely. Depending on any future losses that the FDIC insurance fund may suffer due to failed institutions, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Effects of Governmental Policies

Commerce Union Bank’s earnings are affected by the difference between the interest earned by Commerce Union Bank on its loans and investments and the interest paid by Commerce Union Bank on its deposits or other borrowings. The yields on its assets and the rates paid on its liabilities are sensitive to changes in prevailing market rates of interest. Thus, the earnings and growth of Commerce Union Bank are influenced by general economic conditions, fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Federal Reserve, which establishes national monetary policy. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

Commercial banks are affected by the credit policy of various regulatory authorities, including the Federal Reserve. An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. Government securities, changes in reserve requirements on bank deposits, changes in the discount rate on bank borrowings and limitations on interest rates that banks may pay on time and savings deposits. The Federal Reserve uses these means in varying combinations to influence overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments or paid for deposits.

The monetary and fiscal policies of regulatory authorities, including the Federal Reserve, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. Government securities and changes in the discount rate on bank borrowings, the Federal Reserve influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels or loan demand or with respect to the impact of such changes on the business and earnings of Commerce Union Bank.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. With the enactments of EESA, the American Recovery and Reinvestment Act, and the Dodd-Frank Act and the significant number of regulations that have or will be promulgated under these and other laws affecting financial institutions, the nature and extent of the future legislative and regulatory changes affecting financial institutions, and the resulting impact on those institutions is and will be unpredictable. Bills are currently pending which may have the effect of changing the way Commerce Union Bank conducts its business.

Commerce Union’s Managements Discussion & Analysis

Comparison of Results of Operations for the Three and Nine Months Ended

September 30, 2014 and 2013 and Years Ended September 30, 2014 and December 31, 2013

Overview

The following discussion describes our results of operations for the three and nine months ended September 30, 2014 and 2013, and also analyzes our financial condition as of September 30, 2014, as compared to December 31, 2013. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this non-interest income, as well as our non-interest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report. All amounts are in thousands, except per share data or unless otherwise indicated.

Results of Operations

Commerce Union had earnings of $1,327 for the first nine months of 2014, or $0.43 basic earnings per share, compared to earnings of $1,469 or $0.48 basic earnings per share for the same period of 2013. The diluted earnings per share were $0.43 for the first nine months of 2014 and $0.48 for the first nine months of 2013.

During the first nine months of 2014, there were a number of variances when compared with the first nine months of 2013, but the most significant variances occurred in income from fees on mortgage originations and employee salaries and benefits expense. These variances are discussed on the pages that follow.

Commerce Union had earnings of $420 for the third quarter of 2014 or $0.14 basic earnings per share, compared to earnings of $568 or $0.19 basic earnings per share for the same period of 2013. The diluted earnings per share were $0.13 for the third quarter of 2014 and $0.19 per share for the same period of 2013.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of Commerce Union’s earnings. Total interest income for the nine months ended September 30, 2014 was $9,130 and total interest expense was $1,301, resulting in net interest income for the first nine months of 2014 totaling $7,829. For the same period in 2013 total interest income was $8,270 and total interest expense was $1,315, which resulted in net interest income of $6,955. This represents an 10.4% increase in total interest income, a 1.1% decrease in total interest expense and a 12.6% increase in net interest income when comparing the same periods from 2014 and 2013. When comparing the variances related to interest income and interest expense for the first nine months of 2014 and the first nine months of 2013, the increase and decrease, respectively, were attributed to the following: (1) the increase in interest income is due to the increase in loan demand and, (2) the decrease in interest expense is primarily due to Commerce Union Bank’s management of the rates on interest-bearing liabilities over the past year, effectively reducing the cost of interest-bearing liabilities from 1.03% for the first nine months of 2013 to .85% for the first nine months of 2014.

Total interest income for the three months ended September 30, 2014 was $3,245 and total interest expense was $444, resulting in net interest income for the three months ended September 30, 2014 totaling $2,801. For the same period in 2013 total interest income was $2,848 and total interest expense was $429, which resulted in net interest income of $2,419. This represents a 13.9% increase in total interest income, a 3.5% increase in total interest expense and a 15.8% increase in net interest income when comparing the same periods from 2014 and 2013.

The Federal Reserve has not raised interest rates over the past three years, and management understands that the Federal Reserve has indicated that interest rates will remain unchanged for the foreseeable future. In the recent Federal Reserve press release dated September 18, 2013, the Federal Open Market Committee stated that it “decided to keep the target range for the federal funds rate at 0 to 1/4 percent and currently anticipates that this exceptionally low range for the federal funds rate will be appropriate at least as long as the unemployment rate remains above 6-1/2 percent, inflation between one and two years ahead is projected to be no more than a half percentage point above the Committee’s 2 percent longer-run goal, and longer-term inflation expectations continue to be well anchored.” Based on that report and others like it, management believes that Commerce Union’s net interest margin should remain relatively stable over the remainder of 2014, depending upon rates offered by competitors in its local markets and depending upon the stability of Commerce Union’s loan and deposit portfolios.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, is adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. As a result of evaluating the allowance for loan losses at September 30, 2014, management recorded a provision of $460 for the first nine months of 2014. There was a $295 provision for loan losses recorded during the first nine months of 2013. This is due to the continuing growth in Commerce Union’s loan portfolio.

Until the economy fully recovers, management recognizes that more borrowers may develop cash flow issues that could adversely affect their ability to fully pay back their loans. Our reserve analysis and our provisions to the allowance for loan losses factor in these considerations, but if the economy weakens or does not recover more quickly, or if there is an increase in loan volumes, Commerce Union may have to record additional loan loss provisions in the future. The total allowance for loan losses was $3,328 or 1.40% of loans at September 30, 2014, and $2,868 or 1.35% of loans at December 31, 2013. The level of the allowance maintained by Commerce Union involves evaluation of uncertainties and matters of judgment. Management believes the allowance for loan losses at September 30, 2014 and December 31, 2013 to be adequate.

Non-Interest Income

Commerce Union’s non-interest income consists of service charges and other fees on deposit accounts, investment services, bank owned life insurance income, other fee income on loans and gain on sale of other real estate owned. Total non-interest income for the nine months ended September 30, 2014 was $961 compared with $814 for the same period in 2013, an increase of $147 or 18.1%. The primary factors in the increase were: (1) an increase in bank owned life insurance income of $104 or 100% when comparing the first nine months of 2014 with the same period in 2013 and (2) an increase in investment services income of $46 or 47.9%. These increases were offset by: (1) $9 or 1.8% decrease in service charges and other fees on deposit accounts when comparing the first nine months of 2014 with same period in 2013; and (2) a decrease of $35 or 72.9% in other non-interest income.

Total non-interest income for the three months ended September 30, 2014 was $376 compared with $251 for the same period in 2013, and increase of $125 or 49.8%. The primary factors in the increase were: (1) an increase in other fee income on loans of $14 or 21.2%; and (2) an increase in investment services income of $33 or 73.3%. These increases were offset by a $38 or 100%, increase in bank owned life insurance income when comparing the third quarter of 2014 with same period in 2013.

Management believes that non-interest income will continue to supplement core earnings for Commerce Union. Management also believes that brokerage fees will be fairly stable for the remainder of 2014; however, if the national stock markets increase or decrease in value, Commerce Union’s brokerage income will be directly affected, since many of Commerce Union’s fee opportunities in brokerage directly correlate to the movement of the stock markets. Service charge income on deposits has declined in comparison with the prior year and may continue to decrease depending on the federal government’s decisions regarding future legislation aimed at capping or reducing certain fees historically charged by banks.

Non-Interest Expense

Non-interest expenses consist primarily of employee costs, occupancy expenses, professional fees and other operating expenses. Non-interest expense for the nine months ended September 30, 2014 was $6,045, compared to $5,208 for the same period in 2013, an increase of $837 or 16.1%. The most significant changes noted when comparing the first nine months of 2014 to the first nine months of 2013 were: (1) an increase of $205 or 6.5% in employee salaries and benefits due in large part to the hiring of a commercial lender and a loan assistant and (2) merger-related expenses.

Non-interest expense for the three months ended September 30, 2014 was $2,064 compared to $1,724 for the same period in 2013, an increase of $340 or 19.7%. The most significant changes noted when comparing the first nine months of 2014 to the first nine months of 2013 were: (1) an increase of $64 or 6.0% in employees salaries and benefits due in large part to the hiring of a commercial lender and a loan assistant and (2) merger-related expenses.

Income Taxes

We recorded income tax expense for the three months ended September 30, 2014 and 2013 of $552 and $314, respectively, and $958 and $797 for the nine months ended September 30, 2014 and 2013, respectively. Our income tax expense for the year-to-date period ended September 30, 2014 reflects an effective income tax rate of 41.9% compared to 35.1% for the year-to-date period ended September 30, 2013 which is principally impacted by non-deductible transaction costs related to the merger and offset by our investments in municipal securities and our bank-owned life insurance offset in part by meals and entertainment and other expenses, portions of which are non-deductible.

Financial Condition

Balance Sheet Summary

Commerce Union’s total assets were $278,846 at September 30, 2014 and $253,155 at December 31, 2013. Loans, net of allowance for loan losses, totaled $233,921 at September 30, 2014 and $210,340 at December 31, 2013. Investment securities totaled $27,142 at September 30, 2014 and $24,293 at December 31, 2013. Restricted equity securities totaled $1,974 and $1,880 at September 30, 2014 and December 31, 2013, respectively. Bank owned life insurance totaled $4,107 and $2,003 at September 30, 2014, and December 31, 2013, respectively. Other real estate owned totaled $0 at September 30, 2014 and $153 at December 31, 2013. The percentage changes for these categories are a 10.2% increase in total assets, a 11.2% increase in loans, net of allowance for loan losses, a 11.7% increase in investment securities, and a 5.0% increase in restricted equity securities.

Total liabilities increased by 10.9% to $243,107 at September 30, 2014 from $219,168 at December 31, 2013. Stockholders’ equity increased 5.2% to $35,739 at September 30, 2014 from $33,987 at December 31, 2013, primarily due to earnings and the change in net unrealized gains on available-for-sale securities. A more detailed discussion of assets, liabilities and capital follows.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

Loans

Loans are a large component of Commerce Union’s assets and are a primary source of income. The loan portfolio is composed of five primary categories: commercial and agricultural production; residential real estate; construction and land development; commercial and agricultural real estate; and other loans. The table below sets forth the loan categories and the relative percentages of these loan categories in the portfolio at September 30, 2014 and December 31, 2013.

Loan categories are as follows:

	September 30, 2014		December 31, 2013
	Amount	Percentage	Amount	Percentage
Commercial and agricultural production	$43,980	18.5%	$36,441	17.1%

Real estate:
Construction and land development	29,276	12.3	22,015	10.3
Residential properties	66,595	28.0	60,788	28.4
Commercial and agricultural real estate	84,992	35.8	81,580	38.2

Other	12,890	5.4	12,874	6.0

Total	$237,733	100.0%	$213,698	100.0%

Unearned loan fees	(484)		(490)

Net loans	237,249		213,208

As represented in the table, gross loans increased by approximately 11.2% during the first nine months of 2014. Commerce Union experienced growth in commercial loans and real estate loans, with increases in commercial and agricultural real estate loans (4.2%), construction and land development loans (33.0%), residential real estate loans (9.6%) and commercial and agricultural production loans (20.7%). Commerce Union Bank experienced an increase of 0.1% in other loans.

At September 30, 2014, real estate loans accounted for 76.1% of total loans. Accordingly, Commerce Union has a significant concentration of credit that is dependent on the continuing strength of the local real estate market. Management is focused on making loans in an orderly fashion to maintain quality, especially considering the economic impact of the recession several years ago.

The Federal regulatory agencies issued two “guidances” that have a significant impact on real-estate related lending and, thus, on the operations of Commerce Union. One part of the guidance could require lenders to restrict lending secured primarily by certain categories of commercial real estate to a level at 300% of their capital or to raise additional capital. This factor, combined with the current economic environment, has affected Commerce Union’s loan strategy away from, or to limit its expansion of, commercial real estate lending, which has been a material part of Commerce Union’s lending strategy. This could also have a negative impact on Commerce Union’s lending and profitability. Management actively monitors the composition of Commerce Union’s loan portfolio, focusing on concentrations of credit, and the results of that monitoring activity is periodically reported to the Board of Directors.

The other guidance relates to the structuring of certain types of mortgages that allows negative amortization of consumer mortgage loans. Although Commerce Union does not engage at present in a significant amount of lending using these types of instruments, the guidance could have the effect of making Commerce Union less competitive in consumer mortgage lending if the local market is driving the demand for such an offering.

Commerce Union follows the provisions of ASC 310-10 and ASC 310-40. These standards apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and consumer installment loans.

A loan is impaired when it is probable that Commerce Union will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, Commerce Union shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

Commerce Union’s home equity lines of credit and consumer loans which total approximately $9,026 and $1,741, respectively at September 30, 2014, are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. Substantially all other loans of Commerce Union are evaluated for specific impairment. If home equity lines of credit and consumer loans are part of a larger relationship that is considered impaired by management, then a specific reserve may be assigned to affected single-family residential loans in those relationships.

Commerce Union considers all loans subject to the provisions of ASC 310-10 and ASC 310-40 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value, and other factors that affect the borrower’s ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectability of outstanding principal is doubtful, such interest received is applied as a reduction of principal. A nonaccrual loan may be restored to accruing status when principal and interest is no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt. At September 30, 2014, there were six non-accrual loans totaling $1,757, and there were nine non-accrual loans totaling $1,300 at December 31, 2013.

Other loans may be classified as impaired when the current net worth and financial capacity of the borrower or the collateral pledged, if any, is viewed as inadequate. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that Commerce Union will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet Commerce Union’s criteria for nonaccrual status.

Generally Commerce Union also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is accrued on such loans that continue to meet the modified terms of their loan agreements. At September 30, 2014, Commerce Union had two loans that have had their terms modified in a troubled debt restructuring, and at December 31, 2013, Commerce Union had four such loans. Troubled debt restructurings are discussed in more detail later in this document.

Commerce Union Bank’s charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged-off in the month when they are considered uncollectible.

Impaired loans and related allowance for loan loss allocation amounts at September 30, 2014, were as follows:

	Impaired Loans With Allowance			Impaired Loans With No Allowance
	Principal Balance	Recorded Investment	Allocated Allowance for Loan Losses	Principal Balance	Recorded Investment
Commercial and agricultural production	$1,793	$1,815	$592	$322	$328

Real estate:
Construction and land development	—	—	—	189	189
Residential properties	125	127	19	164	165
Commercial and agricultural production	125	130	4	498	517

Other	—	—	—	—	—

Total	$2,043	$2,072	$615	$1,173	$1,199

Impaired loans and related allowance for loan loss allocation amounts at December 31, 2013 were as follows:

	Impaired Loans With Allowance			Impaired Loans With No Allowance
	Principal Balance	Recorded Investment	Allocated Allowance for Loan Losses	Principal Balance	Recorded Investment
Commercial and agricultural production	$406	$432	$33	$1,737	$1,744

Real estate:
Construction and land development	—	—	—	1,004	1,004
Residential properties	—	—	—	80	80
Commercial and agricultural production	276	284	12	517	520

Other	—	—	—	—	—

Total	$682	$716	$45	$3,338	$3,348

The average recorded investment in impaired loans for September 30, 2014 and December 31, 2013 was $3,027 and $3,509, respectively. The related total amount of interest income recognized for the period that such loans were impaired was $135 for the first nine months of 2014, which compares with $155 for the same period in 2013. Commerce Union’s level of impaired loans decreased over the nine months, going from $4,020 at December 31, 2013 to $3,216 at September 30, 2014 as a result of collection efforts. The lingering effects of the recent economic recession have continued to impact a number of business customers and commercial real estate owners in addition to the borrowers in the real estate construction industry. Commerce Union’s management believes that existing loan loss reserves are adequate to absorb potential losses that may occur in these segments of the portfolio.

At September 30, 2014 and December 31, 2013, there were $6,700 and $7,445, respectively, in loans included in Commerce Union’s internal “watch” list. Loans are identified for inclusion on the “watch” list when information obtained about changes or uncertainties that may affect a borrower’s financial condition have prompted management to more closely monitor the ability of the borrower to comply with the agreed upon repayment terms of the loan agreement. The resulting loan classifications could represent trends or uncertainties which management expects may impact future operating results, liquidity or capital resources.

The allowance for loan losses is discussed under “Provision for Loan Losses.” Commerce Union maintains its allowance for loan losses at an amount considered by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of Commerce Union’s loans originate from Robertson and Sumner County and adjacent counties in Tennessee. Commerce Union seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment, as well as by identification of credit risks. Management is also sensitive, despite this diversification by loan category and industry segment, to the risks associated with Commerce Union’s geographic loan concentration in Robertson and Sumner County and Middle Tennessee.

Commerce Union has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Commerce Union seeks to build a loan portfolio which is capable of adjusting to swings in the interest rate market, and it is Commerce Union’s policy to maintain a diverse loan portfolio not dependent on any particular market or industry segment. Management has set a goal for loans to approximate 85% to 90% of deposits. At September 30, 2014, Commerce Union’s loan-to-deposit ratio is 108.6%, which indicates that Commerce Union is continuing to experience loan growth in excess of its core deposit growth and that the bank is bridging the difference with lower cost wholesale funds.

Credit Quality Indicators

Commerce Union categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Commerce Union analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or pass/watch (also known as “special mention”) are reviewed regularly by Commerce Union to determine if appropriately classified or to determine if the loan is impaired. Commerce Union’s loan portfolio is reviewed for credit quality on a regular basis, with samples being selected based on loan size, credit grades, etc., to assist Commerce Union’s management in its efforts to properly apply credit risk management processes.

Loans excluded from the scope of the annual review process are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts Commerce Union for a modification. In these circumstances, the customer relationship is specifically evaluated for potential classification as to pass/watch, substandard or doubtful, or could even be considered for charge-off. Commerce Union uses the following definitions for risk ratings:

1.	Prime Credit Risk

Minimal risk potential. Generally secured with liquid collateral that has more than adequate margin of protection to off-set market depreciation and accruing interest, satisfactory pledging agreements and collateral is held under satisfactory control. In addition, the borrower possesses the ability to repay the debt without disposition of collateral.

2.	Above Average Credit Risk

Excellent sources of repayment with debt supported by strong collateral values and/or acceptable financial capacity. No evidence of weakness in the credit.

3.	Average Credit Risk

Loan is of satisfactory quality and is considered collectible in full. Repayment is supported by limited but adequate cash flow and/or collateral values.

4.	Acceptable Credit Risk

A loan of acceptable quality; however, has characteristics that may warrant more than normal attention. These characteristics may include: industry and/or type of lending. Borrower may have acceptable but smaller margins of debt service coverage with some elements of reduced financial strength.

5.	Special Mention/Watch

An asset which is currently protected but has potential weakness which may, if not corrected, inadequately protect the bank’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

6.	Substandard

A Substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

7.	Doubtful

An asset classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristic that the weaknesses make collection of liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

8.	Loss

Assets classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery of salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date will be classified loss and charged off.

The following table breaks down Commerce Union Bank’s credit quality indicators by type of loan as of September 30, 2014:

	Real Estate
	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total
Grade:
Pass	$28,686	$65,533	$82,398	$41,577	$12,839	$231,033
Special mention	590	447	2,219	727	51	4,034
Substandard	—	615	375	1,676	—	2,666
Doubtful	—	—	—	—	—	—

Total	$29,276	$66,595	$84,992	$43,980	$12,890	$237,733

The following table breaks down Commerce Union’s credit quality indicators by type of loan as of December 31, 2013:

	Real Estate
	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total
Grade:
Pass	$20,462	$60,198	$79,875	$32,962	$12,756	$206,253
Special mention	589	504	1,320	1,842	118	4,373
Substandard	964	86	385	1,637	—	3,072
Doubtful	—	—	—	—	—	—

Total	$22,015	$60,788	$81,580	$36,441	$12,874	$213,698

The following table provides an aging analysis of Commerce Union’s past due loans as of September 30, 2014:

(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days or Nonaccrual	Total Past Due Loans	Total Current Loans	Total Loans	Recorded Investment Past Due >90 Days and Still Accruing
Commercial and agricultural production	$—	$—	$1,431	$1,431	$42,549	$43,980	$—

Real estate:
Construction and land development	—	—	189	189	29,087	29,276	—
Residential properties	—	125	—	125	66,470	66,595	—
Commercial and agricultural real estate	—	—	137	137	84,855	84,992	—
Other	2	—	—	2	12,888	12,890	—

Total	$2	$125	$1,757	$1,884	$235,849	$237,733	$—

The following table provides an aging analysis of Commerce Union’s past due loans as of December 31, 2013:

(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days or Nonaccrual	Total Past Due Loans	Total Current Loans	Total Loans	Recorded Investment Past Due >90 Days and Still Accruing
Commercial and agricultural production	$—	$—	$—	$—	$36,441	$36,441	$—

Real estate:
Construction and land development	—	—	964	964	21,051	22,015	—
Residential properties	443	181	—	624	60,164	60,788	—
Commercial and agricultural production	—	—	336	336	81,244	81,580	—
Other	—	—	—	—	12,874	12,874	—

Total	$443	$181	$1,300	$1,924	$211,774	$213,698	$—

Troubled Debt Restructurings

Commerce Union’s loan portfolio includes certain loans that have been modified in a troubled debt restructuring (“TDR”), where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from Commerce Union’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally nine months.

Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and result in potential incremental losses. These potential incremental losses have been factored into our overall allowance for loan losses estimate. The level of any re-defaults will likely be affected by future economic conditions. Once a loan becomes a TDR, it will continue to be reported as a TDR until it is repaid in full, reclassified to loans held for sale, foreclosed, charged off, sold, or it meets both of the following criteria to be removed from TDR status: (1) the restructuring agreement specifies an interest rate equal to or greater than the rate that the borrower was willing to accept at the time of the restructuring for a new loan with comparable risk; and (2) the loan is not impaired based on the terms specified by the restructuring agreement. During the nine months ended September 30, 2014, there were no loans added to Commerce Union’s list of TDRs. There were $974 in loans that were removed due to being paid off and no charged off loans or loans that were removed due to being sold.

The following table summarizes the carrying balances of TDR’s at September 30, 2014, and December 31, 2013:

(In Thousands)	September 30, 2014	December 31, 2013
Performing TDR’s	$—	—
Nonperforming TDR’s	326	1,300

Total TDR’s	$326	1,300

The following table summarizes loans modified as troubled debt restructurings within the periods shown for which there was a subsequent default:

	For the Nine Months Ended September 30, 2014		For the Year Ended December 31, 2013
Troubled Debt Restructurings That Subsequently Defaulted	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
		(In Thousands)		(In Thousands)

Real estate:
Construction and land development	—	$—	—	$—
Residential properties	—	—	—	—
Commercial and agricultural real estate	—	—	—	—
Commercial and agricultural production	—	—	—	—
Other	—	—	—	—

Total	—	$—	—	$—

A payment default is considered to be any payment made more than 30 days later than the payment’s scheduled due date.

Nonperforming Assets

The following table provides information with respect to Commerce Union’s non-performing assets at September 30, 2014, and December 31, 2013:

(In Thousands)	September 30, 2014	December 31, 2013
Loans on nonaccrual status	$1,757	$1,300
Loans past due 90 days or more but not on nonaccrual status	—	—
Foreclosed assets	—	153

Total non-performing assets	$1,757	$1,453

Foreclosed Assets

The following table presents activity related to foreclosed assets for the periods shown:

	For the Nine Months ended September 30, 2014	For the Year Ended December 31, 2013
Balance at beginning of year	$153	$1,633
Additions	—	—
Dispositions	153	1,480
Change in valuation allowance	—	—

Balances at end of period	$—	$153

The following table summarizes foreclosed asset expenses for the periods shown:

	Nine months Ended September 30,
	2014	2013
Operating costs	$15	$66
Net (gains) losses on sales of foreclosed assets	(2)	(7)
Additions to valuation allowance	—	—

Total	$13	$59

Securities

Securities are a primary component of Commerce Union’s earning assets. Securities totaled $27,142 at September 30, 2014. This represents a 11.7% increase from the December 31, 2013 total of $24,293. The increase in securities is due to the purchase of securities to increase Commerce Union’s interest margin. Restricted equity securities totaled $1,974 and $1,880 at September 30, 2014 and December 31, 2013, respectively. The change in restricted equity securities is directly related to the periodic evaluation of Commerce Union’s required Federal Reserve Bank and Federal Home Loan Bank stock positions.

Commerce Union applies the provisions of ASC 320, “Investment—Debt and Equity Securities.” Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized costs.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Commerce Union has classified all its securities as available-for-sale. The investment securities portfolio is the second largest component of Commerce Union’s earning assets and represented 9.7% of total assets at September 30, 2014. Commerce Union Bank uses the investment securities portfolio to provide cash flow and to meet pledging requirements for deposits of public funds, securities sold under agreement to repurchase and secured Fed Funds lines of credit. The average yield on the investment securities portfolio for the first nine months of 2014 was 2.78%.

The following table shows Commerce Union’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at September 30, 2014:

	In Thousands, Except Number of Securities
	Less than 12 Months			12 Months or More			Total
	Fair Value	Unrealized Losses	Number Of Securities Included	Fair Value	Unrealized Losses	Number Of Securities Included	Fair Value	Unrealized Losses
U.S. government sponsored enterprises (GSEs)	$—	$—	—	$—	$—	—	$—	$—
Mortgage-backed securities:
GSEs residential	763	3	1	—	—	—	763	3
Obligations of state and political subdivisions	1,236	5	4	760	4	3	1,996	9

Total temporarily impaired securities	$1,999	$8	5	$760	$4	3	$2,759	$12

The following table shows Commerce Union’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2013:

	In Thousands, Except Number of Securities
	Less than 12 Months			12 Months or More			Total
	Fair Value	Unrealized Losses	Number Of Securities Included	Fair Value	Unrealized Losses	Number Of Securities Included	Fair Value	Unrealized Losses
U.S. government sponsored enterprises (GSEs)	$—	$—	—	$—	$—	—	$—	$—
Mortgage-backed securities:
GSEs residential	2,548	21	4	—	—	—	2,548	21
Obligations of state and political Subdivisions	4,095	116	16	626	21	3	4,721	137

Total temporarily impaired securities	$6,643	$137	20	$626	$21	3	$7,269	$158

These securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification as available-for-sale securities, Commerce Union does not intend to sell any of the debt securities with unrealized losses and we do not believe that it is more likely than not that we will be required to sell a security in an unrealized loss position prior to a recovery in its value. Accordingly, we have not recognized any other-than-temporary impairment in our consolidated statement of operations. Commerce Union may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security’s holding period.

Deposits

Deposits are the principal source of funds for Commerce Union. Total deposits were $218,432 and $197,043 at September 30, 2014 and December 31, 2013, respectively, an increase of 10.9%. The increase in deposits is attributable to an increase in personal checking accounts. There has also been a shift in the composition of Commerce Union’s deposits where time deposit customers have migrated into money market accounts to earn more interest while maintaining their liquidity. This trend may continue as deposit interest rates continue to be very low.

Historically, Commerce Union has targeted local consumers, professionals, local governments, commercial businesses and agricultural interests as its central customers; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposit and individual retirement accounts are offered to customers. Management believes Robertson and Sumner County and the surrounding area is a stable economic market offering growth opportunities for Commerce Union; however, Commerce Union competes with several of the larger bank holding companies that have bank offices in this area, as well as other community banks, and therefore, no assurances of market growth can be given. Even though Commerce Union Bank is in a very competitive market, management currently believes that its market share will be expanded. Management firmly believes that its position as a locally-owned financial institution that offers personalized service will contribute significantly to deposit growth.

Non-interest bearing deposits decreased 5.5% from $31,601 at December 31, 2013 to $29,868 at September 30, 2014. Total interest-bearing deposits increased 14.0% from $165,442 at December 31, 2013 to $188,564 at September 30, 2014.

The table below sets forth the total balances of our deposits by type as of September 30, 2014, and December 31, 2013, and the percent change in balances over the intervening period:

	September 30, 2014	December 31, 2013	% Change
	(In Thousands)
Noninterest-bearing accounts	$29,868	$31,601	(5.5)%
Interest bearing demand deposits	46,113	37,480	23.0
Savings and money market accounts	54,647	41,804	30.7
Certificates of deposit and individual retirement accounts $100,000 or greater	59,237	51,099	15.9
Other certificates of deposit and individual retirement accounts	28,567	35,059	(18.5)

Total deposits	$218,432	$197,043	10.9%

Asset Liquidity and Management

Commerce Union’s management seeks to maximize net interest income by managing our assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers, and fund attractive investment opportunities. Commerce Union’s primary source of liquidity is expected to be a stable core deposit base. In addition, short-term investments, loan payments and investment security maturities provide a secondary source. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term more liquid earning assets and higher interest expense involved in extending liability maturities.

Commerce Union maintains a formal asset and liability management process to quantify, monitor and control interest rate risk and to assist management in maintaining stability in the net interest margin under varying interest rate environments. Commerce Union accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income cannot be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management’s strategies, among other factors.

Commerce Union’s securities portfolio consists of earning assets that provide interest income. Securities classified as available-for-sale include securities intended to be used as part of Commerce Union’s asset/liability strategy and/or securities that may be sold in response to changes in interest rate, prepayment risk, the need or desire to increase capital and similar economic factors. Securities totaling $3,803 mature or will be subject to rate adjustments within the next 12 months.

A secondary source of liquidity is Commerce Union’s loan portfolio. At September 30, 2014, loans of approximately $61,579 either will become due or will be subject to rate adjustments within 12 months.

As for liabilities, certificates of deposit of $100,000 or greater of approximately $24,078 either will become due or will be subject to rate adjustments during the next 12 months. Management does not anticipate that there will be significant reductions from deposit accounts that allow withdrawals, such as negotiable order of withdrawal accounts, money market demand accounts, demand deposits and regular savings accounts in the future.

Capital Position and Dividends

At September 30, 2014, and December 31, 2013, total stockholders’ equity was $35,739 and $33,987 or 12.8% and 13.4%, respectively, of total assets. That is an increase of $1,752 or 5.2% since year-end and is primarily due to a $328 increase in net unrealized gains in Commerce Union’s available-for-sale securities, earnings of $1,327 and stock option compensation expense recognized of $25. The Company also issued 6,472 common shares for $72.

The increase in net unrealized gains in Commerce Union’s available-for-sale securities is due to the decrease in market rates that occurred during the third quarter of 2014. As market rates fall, the market values of securities increase, unless the securities have variable rate features, and most of Commerce Union’s securities do not have variable rate features. Such an increase is reflected as a reduction in Commerce Union’s total capital, but it does not impact Commerce Union’s capital ratios. Unrealized gains or losses on available-for-sale securities are eliminated from the regulatory calculation of capital ratios to remove the market value volatility that is caused by changes in market rates.

The table below sets forth Commerce Union’s capital ratios as of the periods indicated.

	September 30, 2014	December 31, 2013
Tier I Leverage	12.6%	13.6%
Regulatory Minimum	4.00%	4.00%
Well-capitalized Minimum	5.00%	5.00%

Tier I Risk-Based Capital	14.8%	15.9%
Regulatory Minimum	4.00%	4.00%
Well-capitalized Minimum	6.00%	6.00%

Total Risk-Based Capital	16.0%	17.1%
Regulatory Minimum	8.00%	8.00%
Well-capitalized Minimum	10.00%	10.00%

Commerce Union’s principal regulators have established minimum risk-based capital requirements and leverage capital requirements for Commerce Union. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which Commerce Union has none, and a part of the allowance for loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets.

Commerce Union is considered well-capitalized based on its regulatory capital ratios. Commerce Union’s capital ratios have been enhanced as capital has been raised through earnings, two preferred stock offerings and as a result of repositioning the balance sheet. As Commerce Union’s assets increase, its capital ratios can be expected to decline, but not below the well-capitalized level established by the regulatory agencies. Loan growth and asset quality continue to be the main issues faced by Commerce Union Bancshares, Inc. and the banking industry as a whole.

There are statutory, regulatory and prudential limitations on the payment of dividends by Commerce Union. Tennessee law restricts the amount of dividends that may be paid by Commerce Union. In no event is a Tennessee-chartered bank permitted to pay dividends in any calendar year that exceed the total of its net income of that year combined with its retained net income of the preceding two years without the prior approval of the Commissioner of the Tennessee Department of Financial Institutions. Prior regulatory approval must be obtained before declaring any dividends if the amount of Commerce Union’s capital and surplus is below certain statutory limits. Dividends can also be restricted under federal law, and under state safety and soundness considerations, as a result of a declining or inadequate capital level. Future dividends may be paid at the discretion of the board of directors consistent with the regulatory, legal and prudential considerations discussed elsewhere in this document.

On July 2, 2013, the Board of Governors of the Federal Reserve System approved a final rule that substantially revises and replaces the regulatory agencies’ current capital rules to align with the Basel III capital standards and to meet certain requirements of the Dodd-Frank Act. Certain requirements of the new rules establish more restrictive capital definitions, higher risk-weightings for certain asset classes, capital buffers, and higher minimum capital ratios. Commerce Union Bancshares, Inc. becomes subject to the new rule on January 1, 2015.

Off Balance Sheet Arrangements

At September 30, 2014, Commerce Union had unfunded loan commitments outstanding of approximately $39,091 and outstanding standby letters of credit of approximately $2,173. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, in addition to its available cash, Commerce Union has the ability to liquidate securities available-for-sale or borrow funds from the Federal Home Loan Bank or purchase Federal funds from other financial institutions. Additionally, Commerce Union could sell participations in these or other loans to correspondent banks. As mentioned above, Commerce Union has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, its investment security maturities and short-term borrowings.

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is immaterial when reviewing Commerce Union’s results of operations.

COMMERCE UNION BANCSHARES, INC.

Yields on Average Earning Assets and Rates

on Average Interest-Bearing Liabilities

	Dollars In Thousands
	September 30, 2014			September 30, 2013			Change
	Average Balance	Interest Rate	Income/ Expense*	Average Balance	Interest Rate	Income/ Expense*	Due to Volume	Due to Rate	Total
Loans, net of unearned interest	$224,545	5.04%	11,319	$194,316	5.27%	10,248	1,534	(463)	1,071
Investment securities—taxable	12,075	2.63	317	16,025	2.46	395	(102)	25	(78)
Investment securities—tax exempt	14,482	3.01	436	9,219	3.07	283	159	(6)	153
Taxable equivalent adjustment	—	1.55	225	—	1.58	146	80	(1)	79

Total tax-exempt investment securities	14,482	4.56	661	9,219	4.64	429	239	(7)	232

Total investment securities	26,557	3.68	978	25,244	3.26	824			154

Restricted equity securities	1,929	5.25	101	1,858	5.45	101	4	(4)	—

Total earning assets	253,031	4.90	12,398	221,418	5.05	11,173			1,225

Cash and due from banks	5,419			5,078
Allowance for loan losses	(3,062)			(2,644)
Bank premises and equipment	4,757			5,002
Other assets	6,282			3,131

Total assets	$266,427			$231,985

*	Annualized

	Dollars In Thousands
	September 30, 2014			September 30, 2013			Change
	Average Balance	Interest Rate	Income/ Expense*	Average Balance	Interest Rate	Income/ Expense*	Due to Volume	Due to Rate	Total
Deposits:
Interest bearing checking accounts	$42,586	.30%	127	$34,271	.33%	112	26	(11)	15
Money market demand accounts	46,644	.44	207	34,622	.42	144	55	8	63
Individual retirement accounts	8,343	1.73	144	9,105	2.02	184	(15)	(25)	(40)
Other savings deposits	6,053	.09	5	5,289	.10	5	1	(1)	—
Certificates of deposit $100,000 and over	52,008	1.21	631	43,840	1.44	633	108	(110)	(2)
Certificates of deposit under $100,000	24,759	1.02	253	23,534	1.20	283	14	(44)	(30)

Total interest-bearing deposits	180,393	.76	1,367	150,661	.90	1,361			6
Securities sold under repurchase agreements	457	—	—	376	—	—	—	—	—
Federal funds purchased	—	—	—	56	—	—	—	—	—
Federal Home Loan Bank advances	22,617	1.63	368	19,081	2.05	392	64	(88)	(24)

Total interest-bearing liabilities	203,467	.85	1,735	170,174	1.03	1,753			(18)

Non-interest bearing deposits	27,407			27,471
Other liabilities	644			676
Stockholders’ equity	34,909			33,664

Total liabilities and stockholders’ equity	$266,427			$231,985

Net interest income			10,663			9,420

Net yield on earning assets (1)		4.21%			4.25%

Net interest spread (2)		4.05%			4.02%

*	Annualized
(1)	Net interest income divided by average earning assets.
(2)	Average interest rate on earning assets less average interest rate on interest-bearing liabilities.

	Dollars In Thousands
	December 31, 2013			December 31, 2012			Change
	Average Balance	Interest Rate	Income/ Expense	Average Balance	Interest Rate	Income/ Expense	Due to Volume	Due to Rate	Total
Loans, net of unearned interest	$198,318	5.23%	10,366	$171,951	5.56%	9,560	1,399	(593)	806
Investment securities—taxable	15,212	2.50	381	24,807	2.84	704	(247)	(76)	(323)
Investment securities—tax exempt	9,511	3.07	292	9,277	3.03	281	17	(6)	11
Taxable equivalent adjustment	—	1.58	150	—	1.56	145	(7)	12	5

Total tax-exempt investment securities	9,511	4.65	442	9,277	4.59	426	10	6	16

Total investment securities	24,723	3.33	823	34,084	3.32	1,130			(307)

Restricted equity securities	1,863	5.48	102	1,786	5.94	106	5	(9)	(4)

Total earning assets	224,904	5.02	11,291	207,821	5.19	10,796			495

Cash and due from banks	5,522			7,959
Allowance for loan losses	(2,695)			(2,401)
Bank premises and equipment	4,971			5,194
Other assets	2,727			2,341

Total assets	$235,429			$220,914

	Dollars In Thousands
	December 31, 2013			December 31, 2012			Change
	Average Balance	Interest Rate	Income/ Expense	Average Balance	Interest Rate	Income/ Expense	Due to Volume	Due to Rate	Total
Deposits:
Interest bearing checking accounts	$34,410	.33%	112	$30,792	.53%	162	17	(67)	(50)
Money market demand accounts	34,856	.42	145	29,749	.78	233	34	(122)	(88)
Individual retirement accounts	8,901	1.98	176	9,307	2.27	211	(9)	(26)	(35)
Other savings deposits	5,405	.09	5	3,824	.18	7	2	(4)	(2)
Certificates of deposit $100,000 and over	46,263	1.38	637	41,670	1.62	675	69	(107)	(38)
Certificates of deposit under $100,000	23,688	1.17	276	25,311	1.38	350	(22)	(52)	(74)

Total interest-bearing deposits	153,523	.88	1,351	140,653	1.16	1,638			(287)
Securities sold under repurchase agreements	375	.27	1	342	.58	2	—	(1)	(1)
Federal Home Loan Bank advances	19,219	2.04	393	19,606	2.46	483	(10)	(80)	(90)

Total interest-bearing liabilities	173,117	1.01	1,745	160,601	1.32	2,123			(378)

Non-interest bearing deposits	28,122			26,875
Other liabilities	622			429
Stockholders’ equity	33,568			33,009

Total liabilities and stockholders’ equity	$235,429			$220,914

Net interest income			9,546			8,673

Net yield on earning assets (1)		4.24%			4.17%

Net interest spread (2)		4.01%			3.87%

(1)	Net interest income divided by average earning assets.
(2)	Average interest rate on earning assets less average interest rate on interest-bearing liabilities.

INFORMATION ABOUT RELIANT

General

Reliant was organized in 2006 and is a Tennessee-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation. Reliant is a member of the Federal Reserve System and is supervised and regulated by the Federal Reserve and the Tennessee Department of Financial Institutions. The charter of the bank was filed with the Tennessee Secretary of State on August 24, 2005. Upon receiving regulatory approval, the bank commenced operations on January 9, 2006.

Reliant’s main office is located at 1736 Carothers Parkway, Suite 100, in Brentwood, Tennessee, and it operates three additional full-service branch offices, which are located at 5109 Peter Taylor Park Drive in Brentwood, Tennessee, 101 Creekstone Boulevard, Suite 100, in Franklin, Tennessee, and 6005 Nolensville Pike, Suite 101, in Nashville, Tennessee. In addition, Reliant operates loan production offices in Brentwood, Hendersonville, and Murfreesboro, Tennessee; Timonium, Maryland; Louisville, Kentucky; Reynoldsburg, Ohio; and Schaumburg, Illinois. At around the time that Reliant opened the loan production offices in Louisville, Reynoldsburg, and Schaumburg in April 2014, Reliant also closed a loan production office that was operated in Nanuet, New York. All of Reliant’s office facilities are leased.

The day-to-day management of Reliant rests with its officers with oversight provided by the board of directors. Reliant is engaged in providing general commercial and retail banking services to individuals and businesses in the Middle Tennessee area and offers most forms of commercial and consumer lending, including lines of credit, term loans, real estate financing and mortgage lending, checking accounts, savings and time products. To expand services to its customers on a 24-hour basis, Reliant Bank offers ATM services, merchant capture, treasury management, express telephone and online banking. All of Reliant Bank’s products and services are directly or indirectly related to the business of community banking and all activity is reported as one segment of operations. All revenue, profit and loss, and total assets are reported in one segment and represent Reliant Bank’s entire operations.

The banking business is highly competitive. Reliant competes as a financial intermediary with other commercial banks, credit unions, finance companies, and money market mutual funds operating in Middle Tennessee. Many of these competitors are well established in Reliant’s markets and have substantially greater resources and lending limits. Many of these competitors offer services, including extensive and established branch networks, that Reliant does not provide. Reliant’s competitors include super regional and large regional banks and larger, more established community banks. Nevertheless, management believes that the strength of Reliant’s management team, the opportunity created by recent consolidation trends in the industry, and the economic and demographic dynamics of the bank’s market areas combined with its business strategy of localized decision making and highly personalized delivery of banking services have enabled Reliant to gain a meaningful share of the area’s loans and deposits.

At September 30, 2014, Reliant had total consolidated assets of approximately $451 million, total consolidated deposits of approximately $348 million, total consolidated net loans of approximately $294 million, and consolidated shareholders’ equity of approximately $43 million.

Certain Other Related Transactions

RBC Properties, GP leases the main office facilities to Reliant. Reliant’s annual rent payable to this entity is approximately $528,540. RBC Center II, GP leases office facilities to Reliant for a branch and an operations center located in Franklin. Reliant’s annual rent payable to this entity is approximately $543,000. Certain directors of Reliant are limited partners of entities that hold minority equity interests in RBC Properties, GP and RBC Center II, GP. Messrs. Aminmadani, Clement, and Ferdowsi (including an affiliate of Mr. Ferdowsi) are limited partners of AFF RBC Properties, LP, which holds a 44.4445% equity interest in RBC Properties, GP. Messrs. Freeman and Kelley are limited partners of KF RBC Properties, LP, which holds a 19.444425% equity interest in RBC Properties, GP. Mr. Clement is the managing general partner of RBC Properties, GP.

Mr. Aminmadani and affiliates of Mr. Ferdowsi are limited partners of AFF RBC II, LP, which holds a 40% equity interest in RBC Center II, GP. Messrs. Freeman and Kelley are limited partners of KF RBC II, LP, which holds a 17.5% equity interest in RBC Center II, GP. The managing general partner of RBC Center II, GP is not an officer or director of Reliant.

Reliant Bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with its directors (including independent directors) and executive officers, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to Reliant and did not involve more than the normal risk of collectability or present other unfavorable features. In addition, Reliant is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Reliant is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The aggregate principal amount of loans outstanding to Reliant’s directors, executive officers, and their respective affiliates was approximately $9,856,418 at September 30, 2014.

Reliant Mortgage Ventures, LLC is a subsidiary of Reliant that provides mortgage banking services to Reliant’s customers. Roger Williams is the president of Reliant Mortgage Ventures, LLC, and Mr. Dellinger is the secretary. This entity was formed as a Tennessee limited liability company in 2011 and has two members, Reliant Bank and VHC Fund 1, LLC, a Tennessee limited liability company. Reliant Bank holds 51% of the governance rights and 30% of the financial rights. VHC Fund 1, LLC holds 49% of the governance rights and 70% of the financial rights. VHC Fund 1, LLC is controlled by an immediate family member of Mr. Ferdowsi. See, “Principles of Consolidation” on page 189 for additional information.

Legal Proceedings

Reliant may, from time to time, be involved in litigation during the ordinary course of business, but it is not currently involved in any pending material litigation.

Market for Reliant’s Common Stock and Related Shareholder Matters

Reliant has been a privately held company since its inception, and there is no established public trading market for Reliant’s common stock. Reliant’s shares are thinly traded in private transactions. A Reliant shareholder who desires to sell his or her common stock must privately locate one or more willing buyers, and may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Recent trades of Reliant’s common stock are not necessarily indicative of the potential value of Reliant’s common stock if it were actually traded in a public market. The price per share for trades among Reliant’s shareholders are not necessarily reported to Reliant’s management, and trades known to Reliant management are not necessarily the only trades of Reliant’s common stock. To the best knowledge of Reliant’s management, the most recent trade was 500 shares at a price of $8.50 per share in May 2014. As of December 31, 2014, there were 597 holders of record of Reliant common stock. Payment of dividends by Reliant is subject to certain regulations that may limit or prevent the payment of dividends and is further subject to the discretion of Reliant’s board of directors. During the past two years, Reliant has paid dividends to its shareholders as follows:

Date Issued	Total Value Issued (‘000’s)	Per Share Value
December 27, 2013	$778	$0.20
December 26, 2014	$782	$0.20

No assurances can be given that any dividends on Reliant’s common stock will be declared in the future or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF RELIANT

The following table sets forth information known to Reliant with respect to the beneficial ownership of Reliant’s common stock as of December 31, 2014, for (i) each holder of 5.0% or greater of Reliant’s common stock, (ii) each of Commerce Union’s current directors and named executive officers, and (iii) all of Reliant’s current directors and executive officers as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of Reliant Bank, 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027.

			% of Beneficial Ownership (2)
Name	Number of Shares Owned	Right to Acquire (1)	Before Merger	After Merger
Current Directors and Executive Officers

DeVan D. Ard (3)	31,500	48,020	2.01%	1.14%
Homayoun Aminmadani (4)	244,858	25,012	6.86%	3.89%
Farzin Ferdowsi (5)	224,562	28,520	6.43%	3.64%
Dr. Robert Faber	21,667	—	0.55%	0.31%
Robert N. Clement	23,700	—	0.61%	0.34%
Andrew G. Higgins	—	—	—	0.00%
Darrell S. Freeman (6)	52,571	16,020	1.75%	0.99%
J. Daniel Dellinger	16,806	26,500	1.10%	0.62%
John R. Wilson	24,000	26,500	1.28%	0.73%
James R. Kelly	34,076	4,251	0.98%	0.55%
Gene Whittle	1,000	10,000	0.28%	0.16%
Michael S. McKeown	2,000	6,000	0.20%	0.12%

All current directors and executive officers as a group (12 persons)	676,740	190,823	21.15%	12.21%

(1)	Includes shares that may be acquired within the next 60 days as of December 31, 2014, by exercising vested stock options but does not include any unvested stock options.
(2)	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, these percentages are determined by assuming that each director or executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 3,910,191 shares of Reliant common stock outstanding on December 31, 2014, and assume that: (i) the total number of shares of Commerce Union common stock outstanding immediately prior to the completion of the merger will be 3,068,830, (ii) none of the holders of Reliant common stock will exercise their dissenters’ rights; (iii) all of the outstanding options to acquire shares of Reliant common stock, including those held by the prospective directors and executive officers, are assumed by Commerce Union in connection with the merger; and (iv) 3,910,191 shares of Reliant common stock are assumed to be converted in the merger into the right to receive 3,993,478 shares of Commerce Union common stock, plus cash in lieu of any fractional shares, resulting in an aggregate of approximately 7,062,308 shares of Commerce Union common stock to be outstanding immediately after the merger is completed.
(3)	7,000 of these shares are pledged as security for a loan.
(4)	238,358 of these shares are pledged as security for a loan.
(5)	222,062 of these shares are pledged as security for a loan.
(6)	20,000 of these shares are pledged as security for a loan.

RELIANT BANK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

In the following section the term “bank” means “Reliant Bank.” Our discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding our financial condition as of September 30, 2014, December 31, 2013, and December 31, 2012, and the results of our operations for the nine month periods ended September 30, 2014, and 2013, and the years ended December 31, 2013, and 2012. The results of operations as of and for the nine months ended September 30, 2014, and 2013, are not necessarily indicative of the results that may be expected for a twelve month or any future period. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of the bank presented with this joint proxy statement/prospectus. All dollar amounts are in thousands, except per share data or unless otherwise indicated.

Critical Accounting Policies

The accounting and reporting policies of the bank are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Our accounting policies are integral to understanding the results reported. Accounting policies are described in detail in Note 1 of the notes to the consolidated financial statements. The critical accounting policies require our judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief summary of the more significant policies.

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Until we cease to be an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements generally unavailable to other public companies. Among other things, those provisions allow us to present only two years of audited financial statements, discuss only our results of operations for two years in related Management’s Discussions and Analyses and not to provide an auditor attestation of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, as amended; and to choose not to adopt new or released financial accounting standards until such standards are applicable to private companies. We have elected to take advantage of the extended transition period that allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, which means that the financial statements included in this prospectus, as well as the financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to private companies. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-public companies.

Principles of Consolidation

The consolidated financial statements include the accounts of the bank, its wholly-owned subsidiary, Reliant Investments, LLC, and its 51% controlled subsidiary, Reliant Mortgage Ventures, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

During 2011, the bank and another entity organized Reliant Mortgage Ventures, LLC referred to above for the purpose of improving the bank’s mortgage operations. Under the related operating agreement, the non-controlling member receives 70% of the profits of the mortgage venture, and the bank receives 30% of the profits once the non-controlling member recovers its aggregate investment. The non-controlling member is responsible for 100% of the mortgage venture’s operational and credit losses.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using historical loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, current economic conditions (national and local), and other factors such as changes in interest rates, portfolio concentrations, changes in the experience, ability, and depth of the lending function, levels of and trends in charged-off loans, recoveries, past-due loans and volume and severity of classified loans. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The entire allowance is available for any loan that, in management’s judgment, should be charged off.

During 2011, the bank added an unallocated general reserve. This unallocated portion of the reserve is above the allocated amount calculated for each loan pool segment based on each loan pool’s historical loss experience adjusted for current economic and environmental factors. This unallocated reserve was added due to the volatility in credit losses and the uncertainty risk that is not specifically identified with any particular loan pool segment. It also recognizes that the current recessionary period has manifested in higher and more unpredictable loss rates over an extended period of time. Management believes the decline in real estate values over several of the past years as well as the continued slowness in general economic recovery supports maintaining an unallocated portion of the general reserve.

A loan is impaired when full payment under the loan terms is not expected. All classified loans and loans on non-accrual status are individually evaluated for impairment. Factors considered in determining if a loan is impaired include the borrower’s ability to repay amounts owed, collateral deficiencies, the risk rating of the loan and economic conditions affecting the borrower’s industry, among other things. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value (less estimated costs to sell) of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless the principal amount is deemed fully collectible, in which case interest is recognized on a cash basis. When recognition of interest income on a cash basis is appropriate, the amount of income recognized is limited to what would have been accrued on the remaining principal balance at the contractual rate. Cash payments received over this limit, and not applied to reduce the loans remaining principal balance, are recorded as recoveries of prior charge-offs until these charge-offs have been fully recovered.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note to the financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2014 AND 2013

Earnings

Net income attributable to bank shareholders amounted to $2,913 or $0.74 per share for the first nine months of 2014, compared to $2,367 or $0.61 per share for the same period in 2013. Diluted net income attributable to bank shareholders per share was $0.73 and $0.60 for the nine month periods ended September 30, 2014, and 2013, respectively. The largest components of the improvement from the previous year include a 2.6% increase in net interest income of $290 and the reversal of a provision for loan losses of $1,250 in the first nine months of 2014. The larger factors offsetting the improvement include an increase in salaries and benefits and merger related expenses. These and other components of the variance are discussed further below.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of our revenues. The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin for the nine months ended September 30, 2014, and 2013 (dollars in thousands):

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013			Change
	Average Balances	Rates / Yields (%)	Interest Income / Expense	Average Balances	Rates / Yields (%)	Interest Income / Expense	Due to Volume	Due to Rate	Total
Interest Earning Assets
Loans	$291,262	4.68	$10,200	$279,060	5.06	$10,561	$427	$(788)	$(361)
Loan fees	0	0.36	766	0	0.42	872	(106)	—	(106)

Loans with fees	291,262	5.04	10,966	279,060	5.48	11,433	321	(788)	(467)
Mortgage loans held for sale	13,282	3.76	374	6,980	3.05	160	170	44	214
Federal funds sold	292	0.26	1	707	0.22	1	—	—	—
Deposits with banks	13,909	0.18	19	17,200	0.23	29	(5)	(5)	(10)
Investment securities—taxable	42,703	2.46	779	41,454	2.34	717	19	43	62
Investment securities—tax-exempt	30,819	3.36	479	15,021	3.33	232	245	2	247
Other	3,005	4.62	104	2,443	4.84	89	19	(4)	15

Total Earning Assets	395,272	4.40	12,722	362,865	4.72	12,661	769	(708)	61

Nonearning Assets	14,364			11,143

	$409,636			$374,008

Interest bearing liabilities
Interest bearing demand	51,470	0.31	121	54,745	0.55	226	(14)	(91)	(105)
Savings and Money Market	117,322	0.29	255	126,099	0.36	343	(22)	(66)	(88)
Time deposits—Retail	33,354	1.14	284	38,325	1.21	347	(39)	(24)	(63)
Time Deposits—Wholesale	69,404	0.57	294	54,862	0.78	322	37	(65)	(28)

Total interest bearing deposits	271,550	0.47	954	274,031	0.6	1,238	(38)	(246)	(284)
Federal Home Loan Bank advances	52,436	0.67	266	23,427	1.19	211	175	(120)	55
Other borrowings	36	1.38	0	0	0	0	—	—	—

Total borrowed funds	52,472	0.67	266	23,427	1.19	211	175	(120)	55
Total interest-bearing liabilities	324,022	0.5	1,220	297,458	0.65	1,449	137	(366)	(229)

Net interest rate spread (%) / Net Interest Income ($)		3.90	$11,502		4.07	$11,212	$632	$(342)	$290

Non-interest bearing deposits	43,905	(0.06)		37,636	(0.07)
Other non-interest bearing liabilities	737			407
Stockholder’s equity	40,972			38,507

	$409,636			374,008

Cost of funds		0.44			0.58

Net interest margin		3.99			4.18

Table Assumptions—Average loan balances are inclusive of nonperforming loans. Tax exempt investment security yields are shown on a fully tax equivalent basis. Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period. Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate, multiplied by the change in volume) is considered above as a change in volume.

Analysis—For the nine months ended September 30, 2014, we recorded net interest income of approximately $11.5 million, which resulted in a net interest margin (net interest income divided by the average balance of interest earning assets) of 3.99%. For the nine months ended September 30, 2013, we recorded net interest income of approximately $11.2 million, which resulted in a net interest margin of 4.18%. For the nine months ended September 30, 2014, and 2013, our net interest spread was 3.90% and 4.07%, respectively.

Our year-over-year average loan volume increased by approximately 4.4% from the first nine months of 2013 to first nine months of 2014. Our combined loan and loan fee yield declined from 5.48% to 5.04% as the competition for quality loans is intense and the market dictates the rate necessary in order to grow and to some extent even maintain volumes.

The decline in net interest margin was favorably impacted by management’s efforts to lower our cost of funds. Our cost of funds declined from 0.58% to 0.44% for the periods presented. This decline was attributable to several factors. Management has continued to lower rates paid on interest bearing liabilities and has somewhat shifted toward lower-cost alternative funding sources such as wholesale time deposits and low-cost Federal Home Loan Bank advances. We also experienced a 16.7% increase in our average non-interest bearing deposits mainly as a result of a year-long strategic growth initiative.

We continue to deploy various asset and liability management strategies to manage our risk to interest rate fluctuations. We currently believe that short term rates will remain low for an extended period of time. We believe margin expansion over both the short and the long term will be challenging due to continued pressure on earning asset yields during this extended period of a low interest rates. Loan pricing for creditworthy borrowers is very competitive in our markets and has limited our ability to increase pricing on new and renewed loans over the last several quarters.

Provision for Loan Losses

The provision for loan losses represents a charge (or in the case of the current nine-month period, a recovery) to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. Based upon management’s assessment of the loan portfolio, we adjust our allowance for loan losses on a quarterly basis to an amount deemed appropriate to adequately cover probable losses inherent in the loan portfolio.

Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at September 30, 2014. While policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market, or particular industry or borrower-specific conditions, which may materially negatively impact our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

We recorded a negative provision for loan losses of $1,250 for the nine months ended September 30, 2014. No provision was deemed required for the nine months ended September 30, 2013. Our provision for loan losses was impacted by the absolute level of loans, loan growth, the credit quality of the loan portfolio and the amount of net charge-offs and recoveries.

Non-Interest Income

Our non-interest income is composed of several components, some of which vary significantly between interim and annual periods. The following is a summary of our noninterest income for the nine months ended September 30, 2014, and 2013 (dollars in thousands):

	Nine Months Ended September 30,		Dollar Increase (Decrease)	Percent Increase (Decrease)
	2014	2013
Non-Interest Income
Service charges and fees	$446	$442	$4	0.9%
Securities gains (losses), net	116	25	91	364.0%
Gains on mortgage loans sold, net	1,274	1,414	(140)	-9.9%
Gain (loss) on sale of other real estate	(8)	103	(111)	-107.8%
Other noninterest income:
Bank-owned life insurance	268	147	121	82.3%
Trust and brokerage revenue	16	53	(37)	-69.8%
Miscellaneous noninterest income	18	6	12	200.0%

Total other non-interest income	302	206	96	46.6%

Total Non-Interest Income	$2,130	$2,190	$(60)	-2.7%

Service charges on deposit accounts generally reflect customer growth trends but also are impacted by changes in our fee pricing to help attract and retain customers.

Securities gains and losses often fluctuate from period to period and can sometimes be attributable to various balance sheet risk strategies.

Gains on mortgage loans sold, net, consists of fees from the origination and sale of mortgage loans. These mortgage fees are for loans originated mainly in our market areas and subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising interest rate environments and more challenging housing markets. Mortgage-related revenue will fluctuate from quarter to quarter as the rate environment changes and as we expand our mortgage operations. Gains on mortgage loans sold, net, amounted to $1,274 for the nine months ended September 30, 2014, compared to $1,414 for the same period in the prior year. As discussed further in the notes to our financial statements, gains on mortgage loans sold are generally recognized at the time of a loan sale corresponding to the transfer of risk. The timing of this revenue recognition varies from the time a loan is originated with a customer.

Noninterest income also includes appreciation in the cash surrender value of bank-owned life insurance which was $268 for the nine months ended September 30, 2014, compared to $147 for the nine months ended September 30, 2013. The increase in earnings on these bank-owned life insurance policies resulted primarily from the fourth quarter 2013 and first quarter 2014, purchases of approximately $3 million and $2 million in additional bank-owned life insurance with terms similar to our existing policies. The assets that support these policies are administered by the life insurance carriers and the income we receive (i.e., increases or decreases in the cash surrender value of the policies) is dependent upon the returns the insurance carriers are able to earn on the underlying investments that support the policies. Earnings on these policies generally are not taxable.

Gains and losses on the sale of other real estate vary from period to period based mainly on trends with foreclosure activity.

Our trust and brokerage revenue is solely based on commissions received from established referral relationships and fluctuate based on related activity.

Non-Interest Expense

The following is a summary of our noninterest expense for the nine months ended September 30, 2014, and 2013 (dollars in thousands):

	Nine Months Ended September 30,		Dollar Increase (Decrease)	Percent Increase (Decrease)
	2014	2013
Non-Interest Expense
Salaries and employee benefits	$7,102	$5,555	$1,547	27.8%
Occupancy	1,938	1,863	75	4.0%
Data processing	1,005	931	74	7.9%
Advertising and public relations	334	113	221	195.6%
Audit, legal and consulting	532	359	173	48.2%
Federal deposit insurance	193	283	(90)	-31.8%
Provision for losses on other real estate	52	40	12	30.0%
Other operating	708	1,026	(318)	-31.0%

Total Non-Interest Expense	$11,864	$10,170	$1,694	16.7%

Salaries and employee benefits increased for the periods presented mainly due to certain merger-related termination benefits of $531 as well as an increase in average head count, a majority relating to the recent expansion of our mortgage operations. A smaller portion of the increase relates to payments made under a retail incentive program to help grow business and consumer deposit accounts.

We lease all of our facilities. Occupancy costs increased from the prior year mainly due to a one-time rent reversal of expense in the first quarter of 2013 of approximately $26 relating to the termination of one of the bank’s leases for office space and the related reversal of a straight-line lease obligation. Also, inflationary increases in the lease of our Franklin operations center as well as increases in rent for our newer mortgage loan production offices drove a slightly higher expense in period presented in 2014, compared to 2013.

Data processing costs increased when comparing the first nine months of 2014, to the similar period of 2013, substantially due to increases in mortgage-related software and licensing costs and the addition of new equipment.

Advertising and public relations costs increased when comparing the first nine months of 2014 to 2013, by $221. These costs were substantially attributable to our current retail customer acquisition strategy and the expanded use of mortgage lead-generating platforms. We have engaged a third party to assist with the implementation of a program to grow business and consumer deposit accounts.

Audit, legal and consulting costs increased in the first nine months of 2014 compared to 2013 due to merger-related expenses of $275 offset by reductions in certain legal fees incurred.

Our FDIC expense is based on our outstanding liabilities for the period multiplied by a factor determined by the FDIC, mainly driven by our most recent regulatory rating and certain financial performance factors. Our FDIC expense declined for the nine months ended September 30, 2014, compared to the same period in 2013 due to our improved regulatory ratings and improvement in other financial performance factors.

We recorded a provision for losses on other real estate of $52 in the first nine months of 2014. This provision related to two properties held in our real estate portfolio. We recorded a provision of $40 during the first nine months of 2013 relating to one property that was held in our other real estate portfolio.

Other operating expenses declined for the first nine months of 2014, compared to 2013 mainly due to a savings of $404 in loan-related expenses such as deferred origination costs and legal fees and appraisals relating to problem loans. These cost savings were somewhat offset by an increase in recruiting costs of $30, an increase in travel-related expenses of $34, and other miscellaneous expenses.

Income Taxes

During the nine months ended September 30, 2014, we recorded income tax expense of $1,432 compared to $1,311 for the nine months ended September 30, 2013. Our income tax expense for the year-to-date period ended September 30, 2014, reflects an effective income tax rate of 33.0% compared to 35.6% for the year-to-date period ended September 30, 2013. This rate represents our blended federal and state rate of 38.29% reduced by the impact of anticipated favorable permanent differences between our book and taxable income such as bank-owned life insurance, income earned on tax-exempt securities and certain state tax credits.

Noncontrolling Interest in Net Loss of Subsidiary

Our noncontrolling interest in net loss of subsidiary is solely attributable to Reliant Mortgage Ventures, LLC. Reliant Bank has a 51% voting interest in this venture. Under the terms of the related operating agreement, the noncontrolling member receives 70% of the profits of the mortgage venture, and the Bank receives 30% of the profits. The noncontrolling member is responsible for 100% of the mortgage venture’s net losses. The venture incurred net losses of $1,327 and $446 for the nine months ended September 30, 2014, and 2013, respectively. These losses are included in our consolidated results.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED

DECEMBER 31, 2013 AND 2012

Earnings

Net income attributable to bank shareholders amounted to $3,238 or $0.83 per share for the year ended December 31, 2013, compared to $2,194 or $0.59 per share for the year ended December 31, 2012. Diluted net income attributable to bank shareholders per share was $0.83 and $0.59 for the years ended December 31, 2013 and 2012, respectively. The largest components of the improvements from the previous year included an approximate $526 improvement in net interest income and a $1.7 million improvement in the provision for loan losses. These factors as well as some offsetting factors are discussed further below.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of our revenues. The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for interest-earning assets and interest-bearing liabilities, net interest spread and net interest margin for the years ended December 31, 2013, and 2012 (dollars in thousands):

	Year Ended December 31, 2013			Year Ended December 31, 2012			Change
	Average Balances	Rates / Yields (%)	Interest Income / Expense	Average Balances	Rates / Yields (%)	Interest Income / Expense	Due to Volume	Due to Rate	Total
Interest Earning Assets
Loans	$278,922	5.01	$13,977	$281,601	5.35	$15,070	$(32)	$(1,061)	$(1,093)
Loan fees	0	0.44	1,239	0	0.32	895	344	—	344

Loans with fees	278,922	5.45	15,216	281,601	5.67	15,965	312	(1,061)	(749)
Mortgage loans held for sale	6,458	3.12	201	2,919	3.44	100	111	(10)	101
Federal funds sold	602	0.22	1	1,089	0.23	2	(1)	—	(1)
Deposits with banks	15,967	0.22	35	13,480	0.21	28	6	1	7
Investment securities—taxable	42,285	2.34	990	37,682	2.54	956	42	(8)	34
Investment securities—tax-exempt	17,547	3.45	373	2,882	3.37	60	312	1	313
Other	2,490	4.77	119	2,317	5.14	119	9	(9)	—

Total Earning Assets	364,271	4.71	16,935	341,970	5.05	17,230	791	(1,086)	(295)

Nonearning Assets	11,062			14,201

	$375,333			$356,171

Interest bearing liabilities
Interest bearing demand	54,275	0.53	288	53,911	0.78	418	2	(132)	(130)
Savings and Money Market	123,773	0.36	445	121,136	0.55	663	18	(236)	(218)
Time deposits—Retail	37,131	1.2	447	39,940	1.55	617	(41)	(129)	(170)
Time Deposits—Wholesale	54,903	0.74	407	54,801	1.06	580	8	(181)	(173)

Total interest bearing deposits	270,082	0.59	1,587	269,788	0.84	2,278	(13)	(678)	(691)
Federal Home Loan Bank advances	28,137	1.04	297	15,000	2.79	427	235	(365)	(130)
Other borrowings	3	2.57	—	497	0.02	—	—	—	—

Total borrowed funds	28,140	1.04	297	15,497	2.70	427	235	(365)	(130)
Total interest-bearing liabilities	298,222	0.63	1,884	285,285	0.95	2,705	222	(1,043)	(821)

Net interest rate spread (%) / Net Interest Income ($)		4.08	$15,051		4.10	$14,525	$569	$(43)	$526

Non-interest bearing deposits	38,115	(0.07)		33,865	(0.10)
Other non-interest bearing liabilities	285			987
Stockholder’s equity	38,711			36,034

	$375,333			$356,171

Cost of funds		0.56			0.85

Net interest margin		4.20			4.26

Table Assumptions—Average loan balances are inclusive of nonperforming loans. Tax exempt investment security yields are shown on a fully tax equivalent basis. Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period. Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate multiplied by times change in volume) is considered above as a change in volume.

Analysis—For the year ended December 31, 2013, we recorded net interest income of approximately $15.1 million, which resulted in a net interest margin of 4.20%. For the year ended December 31, 2012, we recorded net interest income of approximately $14.5 million, which resulted in a net interest margin of 4.26%. For the years ended December 31, 2013 and 2012, our net interest spread was 4.08% and 4.10%, respectively.

Our year-over-year average loan volume was fairly flat from period to period, decreasing by about 0.95%. Our combined loan and loan fee yield declined from 5.67% to 5.45% as the competition for quality loans is intense and the market dictates the rate necessary in order to attempt to maintain volumes.

The decline in net interest margin was favorably impacted by management’s efforts to lower our cost of funds. Our cost of funds declined from 0.85% to 0.56% for the periods presented. This decline was attributable to several factors. Management has continued to lower our rates paid on interest bearing liabilities and has somewhat shifted toward lower-cost alternative funding sources such as wholesale time deposits and low-cost Federal Home Loan Bank advances. We also experienced a 12.6% increase in our average non-interest bearing deposits.

We continue to deploy various asset and liability management strategies to manage our risk to interest rate fluctuations. We currently believe that short term rates will remain low for an extended period of time. We believe margin expansion over both the short and the long term will be challenging due to continued pressure on earning asset yields during this extended period of a low interest rates. Loan pricing for creditworthy borrowers is very competitive in our markets and has limited our ability to increase pricing on new and renewed loans over the last several quarters.

Provision for Loan Losses

The provision for loan losses represents a charge (or in the case of the current year, a recovery) to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. Based upon management’s assessment of the loan portfolio, we adjust our allowance for loan losses on a quarterly basis to an amount deemed appropriate to adequately cover probable losses inherent in the loan portfolio.

Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2013. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market, or particular industry or borrower-specific conditions, which may materially negatively impact our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

We recorded a negative provision for loan losses of $350 for the year ended December 31, 2013. This compares to a provision of $1,350 for the year ended December 31, 2012. Provision expense (recovery) was impacted by the absolute level of loans, loan growth, the credit quality of the loan portfolio and the amount of net charge-offs.

Non-Interest Income

Our noninterest income is composed of several components, some of which vary significantly between quarterly and annual periods. The following is a summary of our noninterest income for the years ended December 31, 2013 and 2012 (dollars in thousands):

	Years Ended December 31,		Dollar Increase (Decrease)	Percent Increase (Decrease)
	2013	2012
Non-Interest Income
Service charges and fees	$589	$609	$(20)	-3.3%
Securities gains (losses), net	31	538	(507)	-94.2%
Gains on mortgage loans sold, net	1,896	860	1036	120.5%
Other noninterest income:
Bank-owned life insurance	219	203	16	7.9%
Gain (loss) on sale of other real estate	121	(96)	217	-226.0%
Trust and brokerage revenue	59	33	26	78.8%
Rental income		27	(27)	-100.0%
Miscellaneous noninterest income	12	92	(80)	-87.0%

Total other non-interest income	411	259	152	58.7%

Total Non-Interest Income	$2,927	$2,266	$661	29.2%

Service charges on deposit accounts generally reflect customer growth trends but also are impacted by changes in our fee pricing to help attract and retain customers.

Securities gains and losses often fluctuate from period to period and can sometimes be attributable to various balance sheet risk strategies.

Gains on mortgage loans sold, net, consists of fees from the origination and sale of mortgage loans. These mortgage fees are for loans originated mainly in our market areas and subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising interest rate environments and more challenging housing markets. Residential refinancing activity that began to surge during the second half of 2011 in response to historically low interest rates remained significant throughout 2012 and into 2013. Refinancing activity decreased significantly in the fourth quarter of 2013. Although refinancing activity has declined, through our mortgage joint venture agreement, we have continued to expand our mortgage operations over the last couple years adding mortgage loan officers, management and processing personnel, as well as in-house underwriters. Gains on mortgage loans sold, net, amounted to $1,896 for the year ended December 31, 2013, compared to $860 for the prior year.

Our bank-owned life insurance provided $219 and $203 of non-interest income for the years ending December 31, 2013 and 2012 respectively. The assets that support these policies are administered by the life insurance carriers and the income we receive (i.e., increases or decreases in the cash surrender value of the policies) is dependent upon the returns the insurance carriers are able to earn on the underlying investments that support the policies. Earnings on these policies generally are not taxable.

Gains and losses on the sale of other real estate vary from period to period based mainly on trends with foreclosure activity. We recognized $121 of net gains in 2013 compared to net losses of $96 in 2012.

Our trust and brokerage revenue amounted to $59 during 2013 compared to $33 in 2012. The increase was attributable to a new referral relationship established in mid-2012. Trust and brokerage revenue has been mainly transaction driven during the periods presented and fluctuates from period to period.

During 2012 we had rental income of $27 on other real estate owned. No such revenue existed during 2013 due to the sale of the property previously being rented.

Non-Interest Expense

The following is a summary of our noninterest expense for the years ended December 31, 2013 and 2012 (dollars in thousands):

	Years Ended December 31,		Dollar Increase	Percent Increase
	2013	2012	(Decrease)	(Decrease)
Non-Interest Expense
Salaries and employee benefits	$7,633	$6,221	$1,412	22.7%
Occupancy	2,491	2,514	(23)	-0.9%
Data processing	1,226	1,121	105	9.4%
Advertising and public relations	196	165	31	18.8%
Audit, legal and consulting	528	470	58	12.3%
Federal deposit insurance	340	476	(136)	-28.6%
Provision for losses on other real estate	80	182	(102)	-56.0%
Other operating	1,404	1,424	(20)	-1.4%

Total Non-Interest Expense	$13,898	$12,573	$1,325	10.5%

Salaries and employee benefits increased significantly for the year ended December 31, 2013 compared to the year ended December 31, 2102, mainly due to increased bank personnel, the expansion of our mortgage operations, and the payment of discretionary performance bonuses. Also, merit raises played a small part in the increase. Bank (or “non-mortgage related”) salaries increased by approximately $273 for the above period. Mortgage salaries and commissions increased $355 and $325, respectively. These salary increases related mainly to the addition of personnel. The increase in commissions was directly attributable to the increase in mortgage loans sold. Discretionary bonuses increased by $371 from period to period above.

We lease all of our facilities. Occupancy costs remained fairly flat with the prior year, decreasing 0.9%. Most of our leases call for scheduled rent increases and are accounted for on a straight-line basis with the exception of the lease on our Franklin operations center. Rent for this facility increased 2% in mid-2013. A substantial portion of the year-over-year savings in occupancy costs were driven by the reduction of depreciation expense for assets that became fully depreciated and a savings in repairs and maintenance.

Data processing costs increased by $105 for the periods presented in the above table mainly due to an increase in our expenses relating to our bill pay services, internet web hosting and information technology related maintenance contracts.

Advertising and public relations costs increased when comparing 2013 to 2012 by $31. These costs were substantially attributable to increased advertising, sponsorships, and marketing postage for direct-mail campaigns.

Our FDIC expense is based on our average outstanding liabilities for each quarter multiplied by a factor determined by the FDIC mainly driven by our most recent regulatory rating and certain financial performance factors. Our FDIC expense declined during 2013 compared to 2012 due to our improved regulatory ratings and improvement in other financial performance factors.

We recorded net provisions for losses on other real estate of $80 and $182 for the years ended December 31, 2013 and 2012, respectively. These losses fluctuate over time based on our foreclosure activity.

Other operating expenses declined slightly by $20 for the year ended December 31, 2013 compared to 2012.

Income Taxes

During the years ended December 31, 2013 and 2012, we recorded income tax expense of $1,741 and $1,239, respectively. Our income tax expense for the year ended December 31, 2013 reflects an effective income tax rate of 35.0% compared to 36.1% for the year ended December 31, 2012. This rate represents our blended federal and state rate of 38.29% reduced by the impact of anticipated favorable permanent differences between our book and taxable income such as bank-owned life insurance, income earned on tax-exempt securities and certain state tax credits.

Noncontrolling Interest in Net Loss of Subsidiary

Our noncontrolling interest in net loss of subsidiary is solely attributable to Reliant Mortgage Ventures, LLC. The bank has a 51% voting interest in this venture. Under the terms of the related operating agreement, the noncontrolling member receives 70% of the profits of the mortgage venture, and the bank receives 30% of the profits. The noncontrolling member is responsible for 100% of the mortgage venture’s net losses. The venture incurred net losses of $549 and $565 for the years ended December 31, 2013 and 2012, respectively. These losses are included in our consolidated results.

COMPARISON OF BALANCE SHEETS AS OF SEPTEMBER 30, 2014, DECEMBER 31, 2013 AND 2012

Overview

The bank’s total assets were $451,437 at September 30, 2014, $384,575 at December 31, 2013, and $384,724 at December 31, 2012. Our assets increased by 17.4% from December 31, 2013 to September 30, 2014. Assets were fairly flat, declining by 0.1% when comparing December 31, 2012 to December 31, 2013. The increase in assets from December 31, 2013 to September 30, 2014, was substantially attributable to our increase in cash and cash equivalents of $4.5 million, our growth in net loans of approximately $16.2 million, our growth in mortgage loans held for sale of $36.3 million attributable to our recent expansion in that venture, a net increase in our securities portfolio of $8.3 million discussed further below and a $2 million purchase of bank-owned life insurance in the first quarter of 2014. These and other components of our balance sheets are discussed further below.

Loans

Lending-related income is the most important component of our net interest income and is a major contributor to profitability. The loan portfolio is the largest component of earning assets, and it therefore generates the largest portion of revenues. The absolute volume of loans and the volume of loans as a percentage of earning assets is an important determinant of net interest margin as loans are expected to produce higher yields than securities and other earning assets. As previously discussed the competition for quality loans is intense. Our goal is to steadily grow our loan portfolio, focusing on quality. This is not always possible for various factors, including but not limited to, scheduled maturities or early payoffs exceeding new loan volume. Early payoffs typically increase in lowering rate environments as customers identify advantageous opportunities for refinancing. We have been adding experienced lending officers to our staff to help with loan growth. Total loans, net of deferred fees, at September 30, 2014, December 31, 2013, and December 31, 2012, were $301,553, $286,300 and $283,978, respectively. This represented an increase of 5.3% from December 31, 2013 to September 30, 2014, and an increase of 0.8% from December 31, 2012, to December 31, 2013.

The table below provides a summary of the loan portfolio composition for the dates noted.

	September 30,		December 31,
	2014		2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commerical	$72,791	24.2%	$84,715	29.6%	$75,627	26.6%	$62,532	22.2%	$60,012	19.4%	$60,491	18.2%
Real estate:
Residential	77,363	25.6%	73,957	25.8%	80,293	28.2%	90,556	32.2%	112,960	36.5%	115,974	35.0%
Commercial	103,576	34.3%	91,400	31.9%	99,138	34.8%	93,221	33.2%	92,528	29.9%	83,363	25.1%
Construction	37,526	12.4%	27,916	9.7%	19,350	6.8%	26,965	9.6%	35,317	11.4%	64,950	19.6%
Consumer	10,323	3.4%	8,330	2.9%	9,820	3.5%	7,703	2.7%	8,506	2.7%	6,617	2.0%
Other	300	0.1%	302	0.1%	302	0.1%	303	0.1%	276	0.1%	268	0.1%

	301,879	100.0%	286,620	100.0%	284,530	100.0%	281,280	100.0%	309,599	100.0%	331,663	100.0%
Less:
Deferred loan fees	326		320		552		514		476		540
Allowance for possible loan	7,550		8,530		7,760		9,738		9,136		5,812

Loans, net	$294,003		$277,770		$276,218		$271,028		$299,987		$325,311

Commercial loans above consist of commercial and industrial loans made to U.S. domiciled customers. These include loans for use in normal business operations to finance working capital needs, equipment purchases or other expansionary projects. Commercial loans of $72,791 at September 30, 2014, declined 14.1% compared to the $84,715 as of December 31, 2013. Commercial loans had increased by 12.0% from December 31, 2012, to December 31, 2013.

Real estate loans comprised 72.3% of the loan portfolio at September 30, 2014. Residential loans included in this category consist mainly of revolving, open-end loans secured by 1-4 family residential properties extended under home equity lines of credit and closed-end loans secured by first and second liens that are not held for sale. The declines in our home equity lines of credit and closed-end loans secured by second liens drove a substantial portion of the reductions in residential loans from December 31, 2012 to December 31, 2013, mainly due to mortgage refinance activity. The bank slightly increased the residential portfolio from December 31, 2013 to September 30, 2014. Commercial loans included in the real estate category above include (in typical order of prominence) loans secured by non-owner-occupied nonfarm nonresidential properties, loans secured by owner-occupied nonfarm nonresidential properties, and loans secured by multi-family residential properties. Commercial real estate loans of $103,576 at September 30, 2014, increased 13.3% compared to the $91,400 held as of December 31, 2013. Commercial real estate loans had decreased by 7.8% from December 31, 2012 to 2013. Real estate construction loans consist of 1-4 family residential construction loans, other construction and land loans, and to a lesser extent loans secured by farmland. Construction lending increased during 2013 and into the first nine months of 2014, based on a strengthening local economy.

Consumer loans mainly consist of loans to individuals for household, family, and other personal expenditures under revolving credit plans and other consumer loans. We have no credit card loans although we do offer credit cards to customers through a third party. We have a relatively small number of automobile loans. Our consumer loans experienced an increase from December 31, 2013, to September 30, 2014, of 23.9% but a decline from December 31, 2012 to December 31, 2013 of 15.2%.

Our other loans consist mainly of loans to other depository institutions and were minimal for the periods presented.

The repayment of loans is a source of additional liquidity for us. The following table sets forth the loans maturing within specific intervals at September 30, 2014, excluding unearned net fees and costs.

	One Year or Less	One to Five Years	Over Five Years	Total
Commerical	$18,837	$41,065	$12,889	$72,791
Real estate:
Residential	6,492	48,454	22,417	77,363
Commercial	728	71,659	31,189	103,576
Construction	20,793	13,043	3,690	37,526
Consumer	8,138	2,185		10,323
Other	—	300	—	300

Total	$54,988	$176,706	$70,185	$301,879

Fixed interest rate	17,199	142,602	53,383	213,184
Variable interest rate	37,789	34,104	16,802	88,695

Total	$54,988	$176,706	$70,185	$301,879

The information presented in the above table is based upon the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, we believe this treatment presents fairly the maturity structure of the loan portfolio.

Allowance for Loan Losses

We maintain an allowance for loan losses that we believe is adequate to absorb the probable incurred losses inherent in our loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using historical loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, current economic conditions (national and local), and other factors such as changes in interest rates, portfolio concentrations, changes in the experience, ability, and depth of the lending function, levels of and trends in charged-off loans, recoveries, past-due loans and volume and severity of classified loans. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The entire allowance is available for any loan that, in management’s judgment, should be charged off.

During 2011, the bank added an unallocated general reserve. This unallocated portion of the reserve is above the allocated amount calculated for each loan pool segment based on each loan pool’s historical loss experience adjusted for current economic and environmental factors. This unallocated reserve was added due to the volatility in credit losses and the uncertainty risk that is not specifically identified with any particular loan pool segment. It also recognizes that the current recessionary period has manifested in higher and more unpredictable loss rates over an extended period of time. Management believes the decline in real estate values over the past several years as well as the continued slowness in general economic recovery supports maintaining an unallocated portion of the general reserve.

A loan is impaired when full payment under the loan terms is not expected. All classified loans and loans on non-accrual status are individually evaluated for impairment. Factors considered in determining if a loan is impaired include the borrower’s ability to repay amounts owed, collateral deficiencies, the risk rating of the loan and economic conditions affecting the borrower’s industry, among other things. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value (less estimated costs to sell) of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless the principal amount is deemed fully collectible, in which case interest is recognized on a cash basis. When recognition of interest income on a cash basis is appropriate, the amount of income recognized is limited to what would have been accrued on the remaining principal balance at the contractual rate. Cash payments received over this limit, and not applied to reduce the loans remaining principal balance, are recorded as recoveries of prior charge-offs until these charge-offs have been fully recovered.

At September 30, 2014, the allowance for loan losses was $7,550 compared to $8,530 at December 31, 2013 and $7,760 at December 31, 2012. The allowance for loan losses as a percentage of total loans was 2.50%, 2.98%, and 2.73% at September 30, 2014, December 31, 2013 and December 31, 2012, respectively. The allowance was adjusted downward in total and as a percentage of loans from December 31, 2013 to September 30, 2014, as charge-off and general economic activity has continued to improve for our area and our customers and nonperforming assets have declined. Our allowance increased in total and as a percentage of loans from December 31, 2012 to December 31, 2013. Although charge-off activity significantly improved from 2012 to 2013, we felt there was substantial uncertainty that the favorable trends would continue at the same rate, and based on the factors considered above when evaluating the allowance, we felt the allowance was adjusted to an appropriate level.

The following table sets forth the activity in the allowance for loan losses for the periods presented.

Analysis of Changes in Allowance for Loan Losses

	September 30, 2014	December 31,
		2013	2012	2011	2010	2009
Beginning Balance	$8,530	$7,760	$9,738	$9,136	$5,812	$3,192
Loans charged off:
Commercial	(9)	(41)	(1,706)	(653)	(920)	(316)
Real estate:
Residential	—	(196)	(1,959)	(2,267)	(620)
Commercial				(978)	(930)	(13)
Construction			(464)	(2,418)	(691)	(301)
Consumer	(128)	(16)		(77)	(198)	(32)
Other	—	—	(9)	(3)	(1)	(14)

Total loans charged off	(137)	(253)	(4,138)	(6,396)	(3,360)	(676)
Recoveries on loans previously charged off:
Commercial	134	381	212	366	37	10
Real estate:
Residential	116	635	223	67	9	9
Commercial	47	105	157	40	—
Construction	110	250	215	7	6	3
Consumer		2	3	1
Other	—	—	—	—	—	—

Total loan recoveries	407	1,373	810	481	52	22
Net recoveries (charge-offs)	270	1,120	(3,328)	(5,915)	(3,308)	(654)
Provision for loan losses	(1,250)	(350)	1,350	6,517	6,632	3,274

Total allowance at end of period	$7,550	$8,530	$7,760	$9,738	$9,136	$5,812

Gross loans at end of period (1)	$301,879	$286,620	$284,530	$281,280	$309,599	$331,663

Average gross loans (1)	$291,262	$278,922	$281,601	$292,679	$328,592	$291,083

Allowance to total loans	2.50%	2.98%	2.73%	3.46%	2.95%	1.75%

Net charge offs to average loans (annualized)	-0.12%	-0.40%	1.18%	2.02%	1.01%	0.22%

(1)	Loan balances exclude loans held for sale.

While no portion of the allowance is in any way restricted to any individual loan or group of loans, and the entire allowance is available to absorb losses from any and all loans, the following table summarizes our allocation of allowance for loan losses by loan category and loans in each category as a percentage of total loans, for the periods presented.

	September 30, 2014			December 31,
				2013			2012
	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans
Commercial	$1,465	19.3%	24.2%	$2,138	25.0%	29.6%	$1,318	17.0%	26.6%
Real estate:
Residential	1,321	17.5%	25.6%	1,936	22.7%	25.8%	3,685	47.5%	28.2%
Commercial	1,835	24.3%	34.3%	1,581	18.5%	31.9%	1,467	18.9%	34.8%
Construction	752	10.0%	12.4%	553	6.5%	9.7%	339	4.4%	6.8%
Consumer	178	2.4%	3.4%	257	3.0%	2.9%	48	0.6%	3.5%
Other	1	0.0%	0.1%	13	0.2%	0.1%	2	0.0%	0.1%
Unallocated	1,998	26.5%	0.0%	2,052	24.1%	0.0%	901	11.6%	0.0%

	$7,550	100.0%	100.0%	$8,530	100.0%	100.0%	$7,760	100.0%	100.0%

	December 31,
	2011			2010			2009
	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans	Amount	% of Allowance To Total	% of Loan Type to Total Loans
Commercial	$2,630	27.0%	22.2%	$2,839	31.1%	19.4%	$1,979	34.1%	18.2%
Real estate:
Residential	2,269	23.3%	32.2%	1,995	21.8%	36.5%	1,419	24.4%	35.0%
Commercial	1,424	14.6%	33.2%	1,622	17.8%	29.9%	710	12.2%	25.1%
Construction	1,956	20.1%	9.6%	2,469	27.0%	11.4%	1,587	27.3%	19.6%
Consumer	182	1.9%	2.7%	209	2.3%	2.7%	115	2.0%	2.0%
Other	3	0.0%	0.1%	2	0.0%	0.1%	2	0.0%	0.1%
Unallocated	1,274	13.1%	0.0%	—	0.0%	0.0%	—	0.0%	0.0%

	$9,738	100.0%	100.0%	$9,136	100.0%	100.0%	$5,812	100.0%	100.0%

Nonperforming Assets

Non-performing assets consist of non-performing loans plus real estate acquired through foreclosure or deed in lieu of foreclosure. Non-performing loans by definition consist of non-accrual loans and loans past due 90 days or more and still accruing interest. However, we generally place all loans on non-accrual status when they are past due 90 days. When we place a loan on non-accrual status, interest accruals cease and uncollected interest is reversed and charged against current income. The interest on these loans is accounted for on the cash-basis, or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table provides information with respect to bank’s non-performing assets.

	September 30, 2014	December 31,
		2013	2012	2011	2010	2009
Non-accrual loans	$2,860	$3,570	$9,106	$10,383	$16,822	$3,900
Past due loans 90 days or more and still accruing interest	—	—	—	—	—	—

Total non-performing loans	2,860	3,570	9,106	10,383	16,822	3,900
Foreclosed real estate (“OREO”)	1,224	1,375	1,455	4,992	5,009	1,990

Total non-performing assets	$4,084	$4,945	$10,561	$15,375	$21,831	$5,890

Total non-performing loans as a percentage of total loans	0.95%	1.25%	3.20%	3.69%	5.43%	1.18%
Total non-performing assets as a percentage of total assets	0.90%	1.29%	2.75%	4.23%	5.76%	1.54%
Allowance for loan losses as a percentage of non-performing loans	263.99%	238.94%	85.22%	93.79%	54.31%	149.03%

Investment Securities and Other Earning Assets

The investment securities portfolio is intended to provide the bank with adequate liquidity, flexible asset/liability management and a source of stable income. The portfolio is structured with minimal credit exposure to the bank and consists of both securities classified as available-for-sale and securities classified as held-to-maturity. All available-for sale securities are carried at fair value and may be used for liquidity purposes should management deem it to be in our best interest. Unrealized gains and losses on this portfolio are excluded from earnings, but are reported as other comprehensive income in a separate component of shareholders’ equity, net of income tax. Premium amortization and discount accretion are recognized as adjustments to interest income using the interest method. Realized gains or losses on sales are based on the net proceeds and the adjusted carrying value amount of the securities sold using the specific identification method. The held-to-maturity securities are carried at amortized cost.

Securities are a component of the bank’s earning assets. Securities totaled $77,780 at September 30, 2014. This represents a 12.0% increase from the December 31, 2013 total of $69,462. During the second and third quarters of 2014, we executed a specific board-approved investment and related swap strategy. The strategy led to the purchase of $10.5 million of investment grade municipal securities with the simultaneous execution of third-party swap arrangements effectively converting the fixed municipal yields to floating rates. We also sold certain securities during the first nine months of 2014 to help slightly shorten the average duration of our investment portfolio.

Restricted equity securities totaled $3,195 and $2,827 at September 30, 2014, and December 31, 2013, respectively. The change in restricted equity securities is directly related to the periodic evaluation of the bank’s required Federal Reserve Bank stock and Federal Home Loan Bank stock positions.

The following table shows the bank’s investments’ gross unrealized losses and fair value, aggregated by investment category for the periods presented:

	September 30, 2014			December 31, 2013			December 31, 2012
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
Available-For-Sale
U.S.Treasury and other U.S.government agencies	$4,760	4,560	8.31%	$4,766	4,325	9.31%	$20,706	20,730	55.50%
State and municipal	39,100	39,113	71.35%	31,666	30,274	65.16%	9,796	9,934	26.60%
Corporate bonds	1,000	1,012	1.85%	1,000	1,004	2.16%	2,000	1,974	5.28%
Mortgage backed securities	10,319	10,134	18.49%	11,327	10,860	23.37%	4,586	4,713	12.62%

Total	$55,179	54,819	100.00%	$48,759	46,463	100.00%	$37,088	37,351	100.00%

Held-To-Maturity
U.S.Treasury and other U.S.government agencies	$21,021	20,111	91.07%	$21,068	19,173	91.22%	$—	—	—%
Corporate bonds	1,940	1,971	8.93%	1,931	1,846	8.78%

Total	$22,961	22,082	100.00%	$22,999	21,019	100.00%	$—	—	—%

	December 31, 2011			December 31, 2010			December 31, 2009
	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total	Amortized Cost	Fair Value	% of Total
Available-For-Sale
U.S.Treasury and other U.S.government agencies	$20,222	20,262	47.64%	$10,788	10,495	35.35%	$4,050	4,030	13.34%
State and municipal	8,050	8,286	19.49%	10,354	10,135	34.13%	11,431	11,512	38.10%
Corporate bonds	—	—		—	—		—	—	—
Mortgage backed securities	13,656	13,976	32.87%	9,190	9,063	30.52%	14,583	14,672	48.56%

Total	$41,928	42,524	100.00%	$30,332	29,693	100.00%	$30,064	30,214	100.00%

The table below summarizes the maturity distribution of securities, weighted average yield by range of maturities, and distribution for securities as of September 30, 2014:

	One year or less		Over one year through five years		Over five year through ten years		Over ten years		Total
	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield	Fair Value	Yield
Available-For-Sale
U.S.Treasury and other U.S. government agencies	$—	—	$—	—	2,894	2.08%	1,666	2.30%	$4,560	2.16%
State and municipal	—	—	2,008	1.97%	9,904	2.71%	27,201	4.57%	39,113	3.97%
Corporate bonds	—	—	507	2.50%	505	1.03%	—	—	1,012	1.77%
Mortgage backed securities	—	—	—	—	—	—	10,134	2.55%	10,134	2.55%

Total	$—	—	$2,515	2.08%	$13,303	2.51%	$39,001	3.95%	$54,819	3.51%

	One year or less		Over one year through five years		Over five year through ten years		Over ten years		Total
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield
Held-To-Maturity
U.S.Treasury and other U.S. government agencies	$—	—	$—	—	$1,233	1.93%	$19,788	2.60%	$21,021	2.56%
Corporate bonds	—	—	494	1.61%	451	2.39%	995	3.52%	1,940	2.77%

Total	$—		$494	1.61%	$1,684	2.05%	$20,783	2.64%	$22,961	2.58%

Leasehold Improvements and Equipment

Leasehold improvements and equipment totaled $3,338 at September 30, 2014 compared to $3,580 at December 31, 2013, a net decrease of $242 or 6.8%. Asset purchases amounted to approximately $199 during the first nine months of 2014 while related depreciation expense amounted to approximately $428. At December 2012, bank premises and equipment was $4,076, a decrease of $496 during the year ended December 31, 2013. The decrease was a result of asset purchases of approximately $122 less depreciation expense of $615. At September 30, 2014, we operated from four banking locations as well as seven additional mortgage locations. Two of our bank branch locations, including our main office, are in Brentwood, Tennessee. Our other two bank branch locations are in Franklin and Nashville, Tennessee. As of September 30, 2014 our seven additional mortgage locations were in the Tennessee cities of Brentwood, Hendersonville, and Murfreesboro, as well as Timonium, Maryland, Louisville, Kentucky, Reynoldsburg, Ohio, and Schaumburg, Illinois. We currently lease all of our facilities.

Deposits

Deposits represent the bank’s largest source of funds. The bank competes with other bank and nonbank institutions for deposits, as well as with a growing number of non-deposit investment alternatives available to depositors such as money market funds and other brokerage investment products. Challenges to deposit growth include price changes on deposit products given movements in the rate environment and other competitive pricing pressures, and customer preferences regarding higher-costing deposit products or non-deposit investment alternatives.

At September 30, 2014, total deposits were $347,544, an increase of $57,743, or 19.9%, compared to $289,801 at December 31, 2013. During the first nine months of 2014, we added $35.4 million of brokered certificates of deposit, grew non-interest bearing demand deposits by $14.3 million, grew savings and money market deposits by $7.5 million and borrowed a net of $5 million of short-term FHLB advances. Deposits declined by $40,510 or 12.3% from December 31, 2012 to December 31, 2013. A portion of that decline related to the reduction in three large customer accounts that were temporarily placed with the bank in December of 2012. From December 31, 2012 to December 31, 2013, we also allowed the run-off of some higher interest bearing deposits and increased our borrowings with the Federal Home Loan Bank by $40 million.

The following table shows maturity of non-brokered time deposits of $100,000 or more at September 30, 2014, and other periods presented:

	September 30, 2014	December 31,
		2013	2012	2011	2010	2009
Three months or less	$5,649	$7,712	$13,256	$6,661	$11,681	$18,218
Three through six months	9,670	19,073	10,388	5,289	5,921	9,122
Six through twelve months	34,841	13,612	28,190	26,848	17,358	31,368
Over twelve months	14,330	26,132	22,421	28,650	30,136	12,468

Total	$64,490	$66,529	$74,253	$67,448	$65,096	$71,176

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee (ALCO) is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity—Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements we use to help us manage interest rate sensitivity include a gap analysis, an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis and are further described below.

Interest Rate Sensitivity Gap Analysis—The rate sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given time interval, including both floating rate instruments and instruments which are approaching maturity. The measurement of our interest rate sensitivity, or gap, is one of the three principal techniques we use in our asset/liability management effort.

Our policy is to have 12 and 24-month cumulative repricing gaps that do not exceed 15% of assets. We were in compliance with our policy as of September 30, 2014. Although we do monitor our gap on a periodic basis, we recognize the potential shortcomings of such a model. The static nature of the gap schedule makes it difficult to incorporate changes in behavior that are caused by changes in interest rates. Also, although the periods of estimated and contractual repricing are identified in the analysis, the extent of repricing is not modeled in the gap schedule (i.e. whether repricing is expected to move on a one-to-one or other basis in relationship to the market changes simulated). For these and other shortcomings, we rely more heavily on the earnings simulation model and the economic value of equity model discussed further below.

Earnings Simulation Model—We believe interest rate risk is effectively measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with simulated forecasts of interest rates for the next 12 months and 24 months. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in instantaneous changes to interest rates. We also periodically monitor simulations based on various rate scenarios such as non-parallel shifts in market interest rates over time. For changes up or down in rates from management’s flat interest rate forecast over the next 12 and 24 months, limits in the decline in net interest income are as follows:

	Maximum Percentage Decline in Net Interest Income from the Budgeted or Base Case Projection of Net Interest Income
	Next 12 Months	Next 24 Months
An instantaneous, parallel rate increase or decrease of the following at the beginning of the first quarter:
± 100 bp	10%	10%
± 200 bp	10%	10%
± 300 bp	15%	15%
± 400 bp	15%	15%
Non-parallel shifts	15%	15%

We were in compliance with our earnings simulation model policies as of September 30, 2014, indicating what we believe to be a fairly neutral profile.

Economic value of equity—Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity.

To help monitor our related risk, we’ve established the following policy limits regarding simulated changes in our economic value of equity:

Instantaneous, Parallel Change in Prevailing Interest Rates Equal to	Maximum Percentage Decline in Economic Value of Equity from the Economic Value of Equity at Currently Prevailing Interest Rates
±100 bp	15%
±200 bp	25%
±300 bp	30%
±400 bp	35%
Non-parallel shifts	35%

At September 30, 2014, our model results indicated that we were within these policy limits.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management —The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position. We also have a marketing campaign that is expected to run at least through the end of 2014, that is focused on raising the number of deposit customers.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

The bank has established a line of credit with the Federal Home Bank of Cincinnati which is secured by a blanket pledge of 1-4 family residential mortgages, multi-family residential, and home equity loans, and available-for-sale securities. These accounts are summarized in the table below for the periods presented.

	Maximum Outstanding at any Month End	Average Balance	Average Interest Rate During the Period	Ending Balance	Weighted Average Interest Rate at Period End
Federal Home Loan Bank Advances:

Nine Months Ended September 30,
2014	$60,000	$52,436	0.67%	$60,000	0.60%

Years Ended December 31,
2013	55,000	28,137	1.04%	55,000	0.76%
2012	15,000	15,000	2.79%	15,000	2.07%
2011	15,000	15,000	2.86%	15,000	2.86%
2010	15,000	16,467	2.68%	15,000	2.77%
2009	15,000	26,946	3.04%	15,000	3.13%

Capital

Banks as regulated institutions are required to meet certain levels of capital. The Federal Reserve Board of Governors, the primary federal regulator for the bank, has adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines. We regularly review our capital adequacy to ensure compliance with these guidelines and to help ensure that sufficient capital is available for current and future needs. It is management’s intent to maintain an optimal capital and leverage mix for growth and for shareholder return.

Selected capital ratios for the bank were as follows:

	Actual Regulatory Capital		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2014
Tier I leverage	$42,275	9.63%	$17,560	4%	$21,950	5%
Tier I risk-based capital	42,275	12.54%	13,485	4%	20,227	6%
Total risk-based capital	46,529	13.81%	26,954	8%	33,692	10%

December 31, 2013
Tier I leverage	$38,845	10.26%	$15,149	4%	$18,936	5%
Tier I risk-based capital	38,845	12.66%	12,277	4%	18,415	6%
Total risk-based capital	42,739	13.93%	24,553	8%	30,692	10%

December 31, 2012
Tier I leverage	$34,591	9.87%	$14,019	4%	$17,523	5%
Tier I risk-based capital	34,591	11.67%	11,856	4%	17,785	6%
Total risk-based capital	38,345	12.94%	23,706	8%	29,633	10%

December 31, 2011
Tier I leverage	$27,807	7.84%	$14,187	4%	$17,734	5%
Tier I risk-based capital	27,807	9.73%	11,431	4%	17,147	6%
Total risk-based capital	31,456	11.01%	22,856	8%	28,570	10%

December 31, 2010
Tier I leverage	$30,009	7.92%	$15,156	4%	$18,945	5%
Tier I risk-based capital	30,009	9.16%	13,104	4%	19,657	6%
Total risk-based capital	34,165	10.43%	26,205	8%	32,756	10%

December 31, 2009
Tier I leverage	$33,322	9.49%	$14,045	4%	$17,556	5%
Tier I risk-based capital	33,322	8.54%	15,607	4%	23,411	6%
Total risk-based capital	37,545	10.69%	28,097	8%	35,122	10%

Effects of Inflation and Changing Prices

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Commercial and other loan originations and refinancings tend to slow as interest rates increase, and can reduce our earnings from such activities.

Contractual Obligations

In implementing our liquidity management procedures, management considers both present and future demands for and sources of liquidity. The following table of contractual commitments focuses only on our future obligations. The table outlines principal amounts and timing of those obligations, excluding amounts due for interest, if applicable.

	September 30, 2014
	Total	Due in one year or less	Due over one year and less than three years	Due over three years and less than five years	Due over five years
Deposits with maturities (1)	$121,024	$103,671	$15,960	$1,393	$—
Federal Home Loan Bank advances	60,000	40,000	15,000	5,000	—
Operating lease obligations (2)	8,344	1,613	3,188	1,992	1,551

Total	$189,368	$145,284	$34,148	$8,385	$1,551

(1)	Deposits with maturities include both brokered and non-brokered time deposits. Although customers may withdrawal early, early withdrawal penalties may apply. The penalty amount depends on time remaining until maturity at the time of early withdrawal
(2)	Operating lease obligations include existing non-cancelable lease commitments with an original lease of more the 12 months.

Off Balance Sheet Arrangements

Off-balance sheet arrangements generally consist of unused lines of credit and standby letters of credit. Such commitments were as follows for the periods presented:

	September 30, 2014	December 31,
		2013	2012
Unused lines of credit	$54,269	$50,589	$48,453
Standby letters of credit	5,681	4,090	2,545

Total commitments	$59,950	$54,679	$50,998

LEGAL MATTERS

The validity of the shares of Commerce Union common stock to be issued in connection with the merger will be passed upon for Commerce Union by Butler Snow LLP.

EXPERTS

The consolidated financial statements of Commerce Union Bancshares, Inc. as of December 31, 2013 and 2012, and for the years then ended, have been included herein in reliance upon the reports of Maggart & Associates P.C., independent public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Reliant as of December 31, 2013 and 2012, and for the years then ended, have been included herein in reliance upon the reports of KraftCPAs PLLC, independent public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED AND UNAUDITED)

COMMERCE UNION BANCSHARES, INC.

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditor’s Report Thereon)

MAGGART & ASSOCIATES, P.C.
Public Accountants
Stephen M. Maggart, CPA, ABV, CFF	A Tennessee Professional Corporation	Michael F. Murphy, CPA
Mark Allen, CPA	150 FOURTH AVENUE, NORTH	Jason Ricciardi, CPA, CGMA
James M. Lawson, CPA	SUITE 2150	David B. von Dohlen, CPA
Todd Maggart, CPA, ABV, CFF	NASHVILLE, TENNESSEE 37219-2417	Keith Wilson, CPA, CITP
Telephone (615) 252-6100
Facsimile (615) 252-6105

Independent Auditor’s Report

The Board of Directors

Commerce Union Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Commerce Union Bancshares, Inc. and Subsidiary as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commerce Union Bancshares, Inc. and Subsidiary as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

March 17, 2014

COMMERCE UNION BANCSHARES, INC.

Consolidated Balance Sheets

December 31, 2013 and 2012

(In Thousands, Except for Share Data)	2013	2012
ASSETS

Cash and cash equivalents	$6,952	$8,286

Securities available-for-sale, at market (amortized cost of $23,865 and $27,992, respectively)	24,293	29,187

Loans	213,208	186,233
Allowance for loan losses	(2,868)	(2,517)

Total loans, net	210,340	183,716

Premises and equipment, net	4,821	5,061
Restricted equity securities	1,880	1,832
Accrued interest receivable	1,246	1,217
Bank owned life insurance	2,003	—
Other real estate owned	153	1,633
Deferred tax asset, net	1,036	531
Other assets	431	403

Total assets	$253,155	$231,866

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$31,601	$30,535
Interest bearing	165,442	148,009

Total deposits	197,043	178,544

Securities sold under repurchase agreements	437	302
Federal Home Loan Bank borrowings	20,320	19,310
Accrued interest payable	88	98
Dividends payable	613	—
Other liabilities	667	464

Total liabilities	219,168	198,718

Shareholders’ equity:
Preferred stock, $1.00 par value; authorized 10,000,000 shares, no shares outstanding	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares, issued and outstanding 3,062,358 at December 31, 2013 and 2012	3,062	3,062
Additional paid-in capital	31,582	31,555

Deficit	(921)	(2,206)
Accumulated other comprehensive earnings, net of taxes of $164 and $458, respectively	264	737

Total shareholders’ equity	33,987	33,148

Total liabilities and shareholders’ equity	$253,155	$231,866

See accompanying notes to consolidated financial statements.

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Income

Years Ended December 31, 2013 and 2012

(In Thousands)	2013	2012

Interest income:
Loans, including fees	$10,366	$9,560
Securities, taxable	381	704
Securities, exempt from Federal income taxes	292	281
Restricted equity securities and other	102	106

Total interest income	11,141	10,651

Interest expense:
Deposits	1,351	1,638
Federal Home Loan Bank borrowings	393	483
Federal funds purchased and repurchase agreements	1	2

Total interest expense	1,745	2,123

Net interest income	9,396	8,528
Provision for loan losses	522	679

Net interest income after provision for loan losses	8,874	7,849

Non-interest income:
Service charges and other fees on deposit accounts	662	608
Investment services	149	104
Bank owned life insurance income	3	—
Other fee income on loans	277	249
Gain on sale of securities, net	—	34
Loss on sale of other real estate owned	(86)	—
Other non-interest income	49	17

Total non-interest income	1,054	1,012

Non-interest expense:
Employee salaries and benefits	4,319	3,877
Occupancy	728	753
Data processing	523	499
Professional fees	452	497
FDIC insurance	126	136
Directors fees	112	92
Office supplies and printing	98	86
Advertising and promotional	100	95
Other real estate expense	91	185
State franchise tax	87	119
Other operating expenses	387	367

Total non-interest expense	7,023	6,706

Net income before tax	2,905	2,155

Income tax expense	1,007	649

Net income	$1,898	$1,506

See accompanying notes to consolidated financial statements.

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013 and 2012

(In Thousands)	2013	2012

Net income	$1,898	$1,506

Other comprehensive loss:
Unrealized loss on available-for-sale securities arising during period, net of taxes of $294 and $31 for 2013 and 2012, respectively	(473)	(51)
Reclassification adjustment for gains included in net income, net of taxes of $13 for 2012	—	(21)

Other comprehensive loss	(473)	(72)

Comprehensive income	$1,425	$1,434

See accompanying notes to consolidated financial statements.

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Changes in Shareholder’s Equity

Years Ended December 31, 2013 and 2012

(In Thousands, Except For Share Data)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total

Balance December 31, 2011	$3,062	$31,495	$(3,252)	$809	$32,114

Cash dividends declared, $.15 per share	—	—	(460)	—	(460)

Stock based compensation	—	60	—	—	60

Changes in unrealized gain on securities available for sale, net of taxes of $44	—	—	—	(72)	(72)

Net income for the year	—	—	1,506	—	1,506

Balance December 31, 2012	3,062	31,555	(2,206)	737	33,148

Cash dividends declared, $.20 per share	—	—	(613)	—	(613)

Stock based compensation	—	27	—	—	27

Changes in unrealized gain on securities available for sale, net of taxes of $294	—	—	—	(473)	(473)

Net income for the year	—	—	1,898	—	1,898

Balance December 31, 2013	$3,062	$31,582	$(921)	$264	$33,987

See accompanying notes to consolidated financial statements.

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(In Thousands)	2013	2012

Cash flows from operating activities:
Net income	$1,898	$1,506
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	522	679
Depreciation	387	408
Amortization/(accretion) of securities, net	298	392
Stock based compensation	27	60
Gain on sale of securities	—	(34)
Loss on sale of other real estate owned	86	—
Increase in cash surrender value of bank owned life insurance	(3)	—
Net change in:
Accrued interest receivable	(29)	(18)
Deferred tax asset, net	(211)	(248)
Other assets	(28)	61
Accrued interest payable	(10)	(26)
Other liabilities	203	96

Total adjustments	1,242	1,370

Net cash provided by operating activities	3,140	2,876

Cash flows from investing activities:
Purchase of securities available-for-sale	(3,990)	(3,290)
Proceeds from sales of securities available-for-sale	—	2,336
Proceeds from maturities, pay downs and calls of securities available-for-sale	7,819	8,639
Increase in loans, net of repayments	(27,146)	(32,127)
Purchase of premises and equipment	(147)	(265)
Purchase of restricted equity securities	(48)	(82)
Purchase of bank owned life insurance	(2,000)	—
Proceeds from sale of other real estate owned	1,394	—

Net cash used in investing activities	(24,118)	(24,789)

Cash flows from financing activities:
Net change in deposits	18,499	20,426
Net change in repurchase agreements	135	25
Proceeds from FHLB borrowings, net of repayments	1,010	1,379
Dividends paid	—	(460)

Net cash provided by financing activities	19,644	21,370

Net change in cash and cash equivalents	(1,334)	(543)

Cash and cash equivalents at beginning of year	8,286	8,829

Cash and cash equivalents at end of year	$6,952	$8,286

See accompanying notes to consolidated financial statements.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Commerce Union Bancshares, Inc. and Subsidiary (“the Company”) are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the more significant policies.

(a)	Principals of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Commerce Union Bank (“the Bank”) and the Bank’s wholly-owned subsidiary, Commerce Union Mortgage Services. All significant intercompany accounts and transactions have been eliminated in consolidation. On April 24, 2012 the shareholders of Commerce Union Bank (“the Bank”) approved a share exchange between the Company and the Bank on a one for one basis (the “Share Exchange”) pursuant to which the Company acquired 100% of the outstanding common stock of the Bank and the shareholders of the Bank exchanged their shares of Bank common stock for a like number of shares of Company common stock. This transaction was consummated on June 6, 2012 and has been accounted for as a reorganization.

(b)	Nature of Operations

The Company’s subsidiary, Commerce Union Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Reserve Bank. The areas served by Commerce Union Bancshares, Inc. are Robertson, Davidson and Sumner Counties, Tennessee. Services are provided at the main office in Springfield, Tennessee, two offices in Gallatin, Tennessee and a loan production office in Bellevue, Tennessee.

(c)	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for loan losses, the valuation of debt and equity securities and valuation allowances related to deferred taxes.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(d)	Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds sold are purchased or sold for one-day periods. The Company maintains deposits in excess of the federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the two-year period ended December 31, 2013 as follows:

	For the Years Ended December 31,
	2013	2012

Cash Payments:
Interest	$1,755	$2,149
Income and franchise taxes paid, net of refunds	1,518	931
Noncash Transactions:
Loans charged-off to the allowance for loan losses, net of recoveries	171	347
Loans foreclosed upon with repossessions transferred to other real estate	—	1,633
Change in unrealized gain on available-for-sale securities, net of taxes of $294 and $44, respectively	(473)	(72)
Dividends declared, not paid	613	—

(e)	Securities

The Company accounts for securities under the provisions of FASB ASC 320, “Accounting for Certain Investments in Debt and Equity Securities”. Under the provisions of FASB ASC 320, securities are to be classified in three categories and accounted for as follows:

•	Securities Held-to-Maturity

Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. No securities have been classified as securities held-to-maturity.

•	Trading Securities

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(e)	Securities, Continued

•	Securities Available-for-Sale

Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive earnings.

Currently the Company has classified all its securities as securities available-for-sale. Quarterly, the Company determines the appropriateness of security classifications on the balance sheet. There have been no reclassifications in 2013 or 2012.

Interest income includes purchase premiums and discounts amortized or accreted over the life of the related security as an adjustment to the yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in fair value of securities below their cost are evaluated for other-than-temporary impairment. Securities that have such a decline are evaluated for impairment using factors such as (1) length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Bank’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

(f)	Loans

Loans are stated at the principal amount outstanding. Deferred loan fees net of loan acquisition costs, and the allowance for loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield over the contractual life of the loan. Interest income on loans is accrued based on the principal amount outstanding.

The Company follows the provisions of FASB ASC 310, “Accounting by Creditors for Impairment of a Loan” and “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” (“FASB ASC 310”). These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including home equity lines of credit and consumer loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

The Company’s consumer loans and home equity line of credit loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, may not be subject to the provision of FASB ASC 310. Substantially all other loans of the Company are evaluated for impairment under the provisions of FASB ASC 310.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(f)	Loans, Continued

Non-performing loans and impaired loans are defined differently. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan is reversed from income. Interest received on such loans is accounted for on a cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans not on nonaccrual status may be classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income may continue to accrue as long as the loan does not meet the Company’s criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

(g)	Allowance for Loan Losses

The Company’s charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The Company estimates the allowance balance required quarterly using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries are credited to the allowance for loan loss reserve.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors and environmental factors such as the state of the local and national economies. The allowance is maintained at a level that management believes to be adequate to absorb risk inherent in the loan portfolio.

(h)	Premises and Equipment

Premises and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(h)	Premises and Equipment, Continued

is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(i)	Long-Term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(j)	Securities Sold Under Agreements to Repurchase

All repurchase agreement liabilities represent amounts advanced by a customer of the Company. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k)	Income Taxes

The Company accounts for Income Taxes in accordance with Income Tax Accounting Guidance (“FASB ASC 740”). The Bank adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

The Company recognizes a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company and its subsidiaries file consolidated Federal and State income tax returns. Each corporation provides for income taxes on a separate return basis.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(l)	Stock Options

Stock Compensation Accounting Guidance (“FASB ASC 718”) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. FASB ASC 718 requires the Company to expense share-based payment awards with compensation cost measured at the fair value of the award. In addition, FASB ASC 718 requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than an operating cash flow.

Under the provisions of FASB ASC 718 stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the accompanying consolidated statements of earnings vested during the reported period. As stock-based compensation expense recognized in the accompanying statement of earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FASB ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each option award is estimated on the date of grant using a Black-Scholes Option Pricing model that uses the following assumptions. Expected volatility is based on implied volatility from comparable publicly traded banks. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the average of: 1) the weighted average vesting term and 2) original contractual term as permitted under accounting guidance. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and the weighted average expected life of the grant.

(m)	Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(n)	Advertising Costs

Advertising costs are expensed as incurred by the Bank and totaled $100,000 and $95,000 for 2013 and 2012, respectively.

(o)	Subsequent Events

FASB ASC 855, “Subsequent Events”, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. We evaluated all events or transactions that occurred after December 31, 2013 through March 17, 2014, the date we issued these financial statements. During this period we did not have any material recognizable subsequent events that required recognition in our disclosures to the financial statements.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

(p)	Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

(q)	Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

(2)	SECURITIES

Securities have been classified in the balance sheet according to management’s intent. The Company’s classification of securities at December 31, 2013 was as follows:

	Securities Available-For-Sale
	2013
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Mortgage-backed securities:
GSEs residential	$12,791	$374	$21	$13,144
Obligations of state and political subdivisions	11,074	212	137	11,149

Total securities	$23,865	$586	$158	$24,293

The Company’s classification of securities at December 31, 2012 was as follows:

	Securities Available-For-Sale
	2012
(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

U.S. government sponsored enterprises (GSEs)	$1,001	$4	$—	$1,005
Mortgage-backed securities:
GSEs residential	18,077	627	—	18,704
Obligations of state and political subdivisions	8,914	575	11	9,478

Total securities	$27,992	$1,206	$11	$29,187

Included in mortgage backed securities as of December 31, 2013 are collateralized mortgage obligations with a market value of $601,000 (amortized cost of $572,000). Included in mortgage backed securities as of December 31, 2012 are collateralized mortgage obligations with a market value of $1,007,000 (amortized cost of $963,000).

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(2)	SECURITIES, CONTINUED

The amortized cost and estimated market value of securities at December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-back securities, are shown separately.

	(In Thousands)
Securities Available-For-Sale	Cost	Estimated Market Value

Due in one year or less	$—	$—
Due after one year through five years	210	221
Due after five years through ten years	2,416	2,451
Due in greater than ten years	8,448	8,477
Mortgage-backed securities	12,791	13,144

Total	$23,865	$24,293

Securities carried on the balance sheet in the amount of $15,507,000 and $20,153,000 as of December 31, 2013 and 2012, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

Sales of available for sale securities were as follows:

(In Thousands)	2013	2012

Proceeds	$—	$2,336
Gross gains	—	35
Gross losses	—	1

Securities that have rates that adjust prior to maturity totaled $5,090,000 (amortized cost of $5,036,000) at December 31, 2013.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(2)	SECURITIES, CONTINUED

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2013:

	In Thousands, Except Number of Securities
	Less than 12 Months			12 Months or More			Total
	Estimated Market Value	Unrealized Losses	Number of Securities Included	Estimated Market Value	Unrealized Losses	Number of Securities Included	Estimated Market Value	Unrealized Losses

Mortgage-backed securities:
GSEs residential	$2,548	$21	4	$—	$—	—	$2,548	$21

Obligations of states and political subdivisions	4,095	116	16	626	21	3	4,721	137

Total temporarily impaired securities	$6,643	$137	20	$626	$21	3	$7,269	$158

The temporarily impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification as available-for-sale, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to significant changes in liquidity needs, unexpected and significant increases in interest rates and/or security spreads that significantly extend the security’s holding period, or when conducting a small volume of security transactions. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline.

At December 31, 2013, the Company did not hold securities of any single issuer, other than obligations of other U.S. Government agencies, whose aggregate carrying value exceeded ten percent of shareholder’s equity.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES

The detail of loans at December 31, 2013 and 2012 is as follows:

(In Thousands)	2013	2012

Real estate:
Construction and land development	$22,015	$17,070
Residential properties	60,788	52,459
Commercial and agricultural real estate	81,580	80,693
Commercial and agricultural production	36,441	23,492
Other *	12,874	12,912

Total loans	213,698	186,626
Unearned loan fees	(490)	(393)

	213,208	186,233
Allowance for loan losses	(2,868)	(2,517)

Net loans	$210,340	$183,716

*	Includes home equity lines of credit, multifamily real estate mortgages, consumer loans and loans to municipalities.

The Company’s principal customers are primarily in the Middle Tennessee area with a concentration in Robertson, Sumner and Davidson Counties. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower’s financial condition.

At December 31, 2013, variable rate and fixed rate loans totaled $33,951,000 and $179,747,000, respectively. At December 31, 2012, variable rate and fixed rate loans totaled $41,978,000 and $144,648,000, respectively.

In the normal course of business, the Company has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $1,937,000 and $422,000 at December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, none of these loans were restructured, nor were any related party loans charged off in 2013 or 2012.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Transactions in the allowance for loan losses by type of loan for the years ended December 31, 2013 and 2012 are summarized as follows:

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total

December 31, 2013:

Allowance for loan losses:
Beginning balance	$167	$535	$1,349	$348	$118	$2,517
Provision	63	371	(122)	198	12	522
Charge-offs	—	(154)	—	(7)	(10)	(171)
Recoveries	—	—	—	—	—	—

Ending balance	$230	$752	$1,227	$539	$120	$2,868

Specific reserves:
Impaired loans	$—	$—	$12	$33	$—	$45
General reserves	230	752	1,215	506	120	2,823

Total	$230	$752	$1,227	$539	$120	$2,868

Loans:
Loans individually evaluated for impairment	$1,004	$80	$793	$2,143	$—	$4,020
Loans collectively evaluated for impairment	21,011	60,708	80,787	34,298	12,874	209,678

Total	$22,015	$60,788	$81,580	$36,441	$12,874	$213,698

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total

December 31, 2012:

Allowance for loan losses:
Beginning balance	$315	$503	$919	$331	$117	$2,185
Provision	(148)	32	766	17	12	679
Charge-offs	—	—	(336)	—	(17)	(353)
Recoveries	—	—	—	—	6	6

Ending balance	$167	$535	$1,349	$348	$118	$2,517

Specific reserves:
Impaired loans	$—	$19	$4	$50	$—	$73
General reserves	167	516	1,345	298	118	2,444

Total	$167	$535	$1,349	$348	$118	$2,517

Loans:
Loans individually evaluated for impairment	$1,025	$219	$776	$652	$—	$2,672
Loans collectively evaluated for impairment	16,045	52,240	79,917	22,840	12,912	183,954

Total	$17,070	$52,459	$80,693	$23,492	$12,912	$186,626

Impaired loans and related allowance for loan loss allocation amounts at December 31, 2013 and 2012 were as follows:

	Impaired Loans with Allowance			Impaired Loans With No Allowance
(In Thousands)	Principal Balance	Recorded Investment	Allocated Allowance for Loan Losses	Principal Balance	Recorded Investment

December 31, 2013:

Real estate:
Construction and land development	$—	$—	$—	$1,004	$1,004
Residential properties	—	—	—	80	80
Commercial and agricultural real estate	276	284	12	517	520
Commercial and agricultural production	406	432	33	1,737	1,744
Other	—	—	—	—	—

Total	$682	$716	$45	$3,338	$3,348

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

	Impaired Loans with Allowance			Impaired Loans With No Allowance
(In Thousands)	Principal Balance	Recorded Investment	Allocated Allowance for Loan Losses	Principal Balance	Recorded Investment

December 31, 2012:

Real estate:
Construction and land development	$—	$—	$—	$1,025	$1,025
Residential properties	102	104	19	117	117
Commercial and agricultural real estate	129	137	4	647	652
Commercial and agricultural production	622	658	50	30	31
Other	—	—	—	—	—

Total	$853	$899	$73	$1,819	$1,825

(In Thousands)	2013	2012

Average recorded investment in impaired loans	$3,509	$4,283

Interest income recognized on an accrual basis on impaired loans	$161	$92

Interest income recognized on a cash basis on impaired loans	$84	$40

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed regularly by the Company to determine if appropriately classified or to determine if the loan is impaired. The Company’s loan portfolio is reviewed for credit quality on a quarterly basis, with samples being selected based on loan size, credit grades, etc., to ensure that the Company’s management is properly applying credit risk management processes.

The following table presents our loan balances by primary loan classification and the amount classified within each risk rating category as of December 31, 2013 and 2012. Pass rated loans include all credits other than those included in special mention, substandard and doubtful which are defined as follows:

•	Special mention loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date.

•

Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Credit Quality Indicators, Continued

weaknesses that jeopardize liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

•	Doubtful loans have all the characteristics of substandard loans with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The Company considers all doubtful loans to be impaired and places the loan on nonaccrual status.

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total

December 31, 2013:

Credit Risk Profile by internally assigned grade:
Pass	$20,462	$60,198	$79,875	$32,962	$12,756	$206,253
Special mention	589	504	1,320	1,842	118	4,373
Substandard	964	86	385	1,637	—	3,072
Doubtful	—	—	—	—	—	—

Total	$22,015	$60,788	$81,580	$36,441	$12,874	$213,698

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total

December 31, 2012:

Credit Risk Profile by internally assigned grade:
Pass	$14,793	$51,268	$78,166	$23,121	$12,724	$180,072
Special mention	1,344	1,054	2,024	305	52	4,779
Substandard	933	137	503	66	136	1,775
Doubtful	—	—	—	—	—	—

Total	$17,070	$52,459	$80,693	$23,492	$12,912	$186,626

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

The following tables provide an aging analysis of the Company’s past due loans as of December 31, 2013:

(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual or Greater Than 90 Days	Nonaccrual and Past Due Loans	Current	Total Loans	Recorded Investment > 90 Days and Accruing

Real estate:
Construction and land development	$—	$—	$964	$964	$21,051	$22,015	$—
Residential properties	443	181	—	624	60,164	60,788	—
Commercial and agricultural real estate	—	—	336	336	81,244	81,580	—
Commercial and agricultural production	—	—	—	—	36,441	36,441	—
Other	—	—	—	—	12,874	12,874	—

Total	$443	$181	$1,300	$1,924	$211,774	$213,698	$—

The following tables provide an aging analysis of the Company’s past due loans as of December 31, 2012:

(In Thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual or Greater Than 90 Days	Nonaccrual and Past Due Loans	Current	Total Loans	Recorded Investment > 90 Days and Accruing

Real estate:
Construction and land development	$—	$—	$933	$933	$16,137	$17,070	$—
Residential properties	—	—	55	55	52,404	52,459	—
Commercial and agricultural real estate	—	—	336	336	80,357	80,693	—
Commercial and agricultural production	13	—	4	17	23,475	23,492	—
Other	—	—	—	—	12,912	12,912	—

Total	$13	$—	$1,328	$1,341	$185,285	$186,626	$—

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Non-accrual loans by type of loans as of December 31, 2013 and 2012:

(In Thousands)	2013	2012

Real estate:
Construction and land development	$964	$933
Residential properties	—	55
Commercial and agricultural real estate	336	336
Commercial and agricultural production	—	4
Consumer	—	—

Total	$1,300	$1,328

The Bank’s loan portfolio includes certain loans that have been modified in a troubled debt restructuring (TDR), where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Bank’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDR’s are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

The following table summarizes the carrying balances of TDR’s at December 31, 2013 and 2012.

(In Thousands)	2013	2012

Performing TDR’s	$—	$—
Nonperforming TDR’s	1,300	1,273

Total TDR’s	$1,300	$1,273

Troubled debt restructurings may be removed from this status if both of the following conditions exist: (1) the restructuring agreement specifies an interest rate equal to or greater than the rate that the borrows was willing to accept at the time of the restructuring for a new loan with comparable risk; and (2) the loan is not impaired based on the terms specified by the restructuring agreement. Based on these criteria, there were no TDR’s removed from this classification during the years ended December 31, 2013 and 2012.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(3)	LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

The following table outlines the amount of each troubled debt restructuring during the year ended categorized by loan classification as of December 31, 2013 and 2012 (dollars in thousands):

	December 31, 2013			December 31, 2012
	Number of Contracts	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, Net of Related Allowance	Number of Contracts	Pre Modification Outstanding Recorded Investment	Pre Modification Outstanding Recorded Investment
Real estate:
Construction and land development	$—	$—	$—	$2	$933	$933
Residential properties	—	—	—	—	—	—
Commercial and agricultural real estate	—	—	—	2	336	336
Commercial and agricultural production	—	—	—	—	—	—
Other	—	—	—	1	4	—

Total	$—	$—	$—	$5	$1,273	$1,269

During the year ended 2013 and 2012 there were no loans modified as a trouble debt restructuring that had default payments for the 12 months following the loan being modified.

(4)	PREMISES AND EQUIPMENT

The detail of Company premises and equipment at December 31, 2013 and 2012 was as follows:

(In Thousands)	2013	2012

Land and land improvements	$1,125	$1,125
Buildings	3,544	3,544
Equipment, furniture and fixtures	1,874	1,756
Automobile	66	66
Software	310	296
Construction in progress	15	—

Total	6,934	6,787
Less accumulated depreciation	(2,113)	(1,726)

Premises and equipment, net	$4,821	$5,061

Depreciation expense for the years ended December 31, 2013 and 2012 totaled $387,000 and $408,000.

(5)	RESTRICTED EQUITY SECURITIES

Restricted equity securities consists of stock of the Federal Reserve Bank amounting to $1,011,000 and $997,000 at December 31, 2013 and 2012, respectively; and Federal Home Loan Bank stock amounting to

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(5)	RESTRICTED EQUITY SECURITIES, CONTINUED

$869,000 and $835,000 at December 31, 2013 and 2012, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution.

(6)	DEPOSITS

Deposits at December 31, 2013 and 2012 are summarized as follows:

(In Thousands)	2013	2012

Non-interest bearing demand deposits	$31,601	$30,535
Interest bearing demand deposits	37,480	34,238
Savings and money market demand accounts	41,804	37,085
Certificates of deposit and individual retirement accounts $250,000 or greater	30,765	18,301
Other certificates of deposit and individual retirement accounts	55,393	58,385

Total deposits	$197,043	$178,544

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2013 are as follows:

(In Thousands)
Maturity
Amount

2014	$50,321
2015	18,260
2016	9,204
2017	3,781
2018	4,592

Total time deposits	$86,158

The aggregate amount of overdrafts reclassified as loans receivable was $18,000 and $25,000 at December 31, 2013 and 2012, respectively.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(7)	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase customer deposits were $437,000 and $302,000 at December 31, 2013 and 2012, respectively. The repurchase agreements are secured by securities with a market value of $935,000 and $1,005,000 at December 31, 2013 and 2012, respectively.

(In Thousands)	2013	2012

Average daily balance during the year	375	342
Average interest rate during the year	.05%	.05%
Maximum month-end balance during the year	556	425
Weighted average interest rate at year end	.05%	.05%

(8)	FEDERAL HOME LOAN BANK BORROWINGS

The advances from the Federal Home Loan Bank at December 31, 2013 and 2012 consist of the following:

(In Thousands)	2013	2012

Fixed rate advances	$18,320	$19,310
Weighted average rate	1.82%	2.05%
Variable rate advances	$2,000	—
Weighted average rate	0.20%	—%

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2013:

(In Thousands)	2013

2014	$6,567
2015	768
2016	6,086
2017	1,683
2018	695
Thereafter	4,521

Total	$20,320

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(9)	INCOME TAXES

The components of the net deferred income tax asset at December 31, 2013 and 2012 were as follows:

(In Thousands)	2013	2012

Deferred tax asset:
Federal	$1,222	$1,075
State	229	200

Total deferred tax asset	1,451	1,275

Deferred tax liability:
Federal	(309)	(583)
State	(58)	(113)

Total deferred tax liability	(367)	(696)

Net deferred asset	1,084	579

Less valuation allowance	(48)	(48)

Net deferred asset after valuation allowance	$1,036	$531

The tax effects of each type of significant item that gave rise to deferred taxes at December 31, 2013 and 2012 are:

(In Thousands)	2013	2012

Financial statement allowance for loan losses in excess of tax allowance	$1,034	$900
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(199)	(234)
Unrealized gain in investment securities available-for-sale	(164)	(458)
Organizational and pre-opening costs amortized over a fifteen-year period for tax purposes, expensed for financial statements in initial year	150	170
FHLB stock dividend	(4)	(4)
Capital loss carryforward for Federal income tax purposes	48	48
Stock based compensation not currently deductible	105	105
Deferred gain on sale of other real estate owned	54	—
Other	60	52

Total deferred taxes	1,084	579
Valuation allowance	(48)	(48)

Total deferred taxes, net	$1,036	$531

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(9)	INCOME TAXES, CONTINUED

The components of income tax expense (benefit) are summarized as follows:

(In Thousands)	2013	2012

Current:
Federal	$995	$731
State	223	166

Total current expense	1,218	897

Deferred:
Federal	(180)	(137)
State	(31)	(20)

Total deferred expense (benefit)	(211)	(157)

Benefit of deferred tax assets recognized	—	(91)

Net tax expense	$1,007	$649

A reconciliation of actual income tax expense (benefit) in the consolidated financial statements to the “expected” tax expense (benefit) (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

(In Thousands)	2013	2012

Computed “expected” tax expense	$988	$732
State income taxes, net of effect of Federal income taxes	126	97
Disallowed expenses	13	24
Tax exempt interest, net of interest expense exclusion	(119)	(113)
Other	(1)	—
Benefit of deferred tax assets recognized	—	(91)

Actual tax expense	$1,007	$649

(10)	COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position of the Company.

Rental payments under all leases totaled $21,000 and $16,000 during 2013 and 2012.

(11)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(11)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONTINUED

amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Contract or Notional Amount
(In Thousands)	2013	2012

Financial instruments whose contract amounts represent credit risk:
Unused commitments to extend credit	$39,292	$33,614
Standby letters of credit	1,971	1,137

Total	$41,263	$34,751

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. There were $1,971,000 and $1,137,000 in standby letters of credit at December 31, 2013 and 2012, respectively

(12)	CONCENTRATION OF CREDIT RISK

Practically all of the Company’s Bank’s loans, commitments, and letters of credit have been granted to customers in the Company’s market area and substantially all such customers are depositors of the bank. The concentrations of credit by type of loan are set forth in Note 3 to the consolidated financial statements.

At December 31, 2013, the Company’s cash and due from banks and federal funds sold included commercial bank deposits aggregating $84,000 in excess of Federal Deposit Insurance Corporation limit of $250,000 per institution.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(13)	REGULATORY MATTERS AND RESTRICTIONS ON DIVIDENDS

The Bank is subject to regulatory capital requirements administered by the Federal Reserve Bank and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that could, in that event, have a direct material effect on the institution’s financial statements. The relevant regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principles. The Bank’s capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Bank’s capital status and the amount of dividends the Bank may distribute.

The Bank is required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. The Bank is required to have a minimum Tier I and Total Capital ratios of 4.0% and 8.0%, respectively. In addition, the Bank is required to have a minimum leverage ratio of 4.0%. The Bank’s actual capital amounts and ratios as of December 31, 2013 and 2012 are presented in the following tables:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)
December 31, 2013:
Total capital to risk weighted assets:
Commerce Union Bank	$36,362	17.1%	$17,011	8.0%	$21,264	10.0%

Tier 1 capital to risk weighted assets:
Commerce Union Bank	33,701	15.9	8,478	4.0	12,717	6.0

Tier 1 leverage ratio:
Commerce Union Bank	33,701	13.6	9,912	4.0	12,390	5.0

December 31, 2012:
Total capital to risk weighted assets:
Commerce Union Bank	$34,730	18.5%	$15,018	8.0%	$18,773	10.0%

Tier 1 capital to risk weighted assets:
Commerce Union Bank	32,386	17.3	7,488	4.0	11,232	6.0

Tier 1 leverage ratio:
Commerce Union Bank	32,386	14.2	9,123	4.0	11,404	5.0

As of December 31, 2013, the most recent notification from the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank’s category.

(14)	STOCK OPTION ARRANGEMENT

In 2006, the Board of Directors and shareholders of the Bank approved the Commerce Union Bank Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 625,000 shares of common stock to employees

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(14)	STOCK OPTION ARRANGEMENT, CONTINUED

and organizers of the Company. As part of the reorganization, as discussed in Note 1, all Commerce Union Bank options were replaced with Commerce Union Bancshares, Inc. options with no change in terms.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than the fair market value of the common stock on the grant date.

A summary of the stock option activity is as follows:

	2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	456,918	$10.44	453,488	$10.43
Granted	13,000	10.78	7,000	11.32
Exercised	—	—	—	—
Forfeited	(9,460)	11.59	(3,570)	11.29

Outstanding at end of year	460,458	$10.72	456,918	$10.44

Options exercisable at year end	411,718		397,484

FASB ASC 718, “Share-Based Payment” was adopted by the Company as of August 14, 2006. This accounting standard requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values at the date of grant.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2013 and 2012:

	2013	2012

Expected dividends	1.00%	1.00%
Expected term (in years)	6.5	6.5
Expected volatility	15.00%	15.00%
Risk-free rate	1.18%	2.34%

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(14)	STOCK OPTION ARRANGEMENT, CONTINUED

The following table summarizes information about stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/13	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/13	Weighted Average Exercise Price
$ 9.52 - $ 12.76	460,458	$10.72	3.7 years	411,718	$10.29

	460,458			411,718

Aggregate intrinsic value (in thousands)	$—			$—

The weighted average fair value of options granted during the years 2013 and 2012 was $1.58 and $2.10, respectively. There were no options exercised during 2013 and 2012.

As of December 31, 2013 there was $76,000 of total unrecognized cost related to non-vested share-based compensation arrangements granted under the stock option plan. The cost is expected to be recognized over a weighted-average period of 2.2 years.

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

Valuation Hierarchy, Continued

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Assets

Securities available-for-sale—Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy.

Impaired loans—A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses or the expense is recognized as a charge-off. Impaired loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower’s underlying financial condition.

Other real estate owned—Other real estate owned “OREO” represents real estate foreclosed upon by the Company through loan defaults by customers or acquired in lieu of foreclosure. Substantially all of these amounts relate to lots, homes and development projects that are either completed or are in various stages of construction for which the Company believes it has adequate collateral. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest expense, as applicable. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Other assets—Included in other assets are certain assets carried at fair value, including the cash surrender value of bank owned life insurance policies. The Company uses financial information received from insurance carriers indicating the performance of the insurance policies and cash surrender values in determining the carrying value of life insurance. The Company reflects these assets within Level 3 of the valuation hierarchy due to the unobservable inputs included in the valuation of these items. The Company

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

Assets, Continued

does not consider the fair values of these policies to be materially sensitive to changes in these unobservable inputs.

The following tables present the financial instruments carried at fair value as of December 31, 2013 and December 31, 2012, by caption on the consolidated balance sheet and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

	Measured on a Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2013
Investment securities available-for-sale:
U.S. Government sponsored enterprises	$—	$—	$—	$—
Mortgage-backed securities	13,144	—	13,144	—
Obligations of state and political subdivisions	11,149	—	11,149	—

Total investment securities available-for-sale	24,293	—	24,293	—

Other assets	2,003	—	—	2,003

Total assets at fair value	$26,296	$—	$24,293	$2,003

	Measured on a Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)

December 31, 2012
Investment securities available-for-sale:
U.S. Government sponsored enterprises	$1,005	$—	$1,005	$—
Mortgage-backed securities	18,704	—	18,704	—
Obligations of state and political subdivisions	9,478	—	9,478	—

Total investment securities available-for-sale	29,187	—	29,187	—

Total assets at fair value	$29,187	$—	$29,187	$—

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

	Measured on a Non-Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2013
Other real estate owned	$153	$—	$—	$153
Impaired loans, net (1)	3,947	—	—	3,947

Total	$4,100	$—	$—	$4,100

December 31, 2012
Other real estate owned	$1,633	$—	$—	$1,633
Impaired loans, net (1)	2,599	—	—	2,599

Total	$4,232	$—	$—	$4,232

(1)	Amount is net of a valuation allowance of $45,000 at December 31, 2013 and $73,000 at December 31, 2012 as required by ASC 310-10, “Receivables.”

There are no liabilities measured at fair value.

In the case of the bond portfolio, the Company monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the twelve months ended December 31, 2013, there were no transfers between Levels 1, 2 or 3.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2013 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	For the Year Ended December 31,
	2013		2012
	Other Assets	Other Liabilities	Other Assets	Other Liabilities

Fair value, January 1	$—	$—	$—	$—
Total realized gains included in income	3	—	—	—
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at December 31	—	—	—	—
Purchases, issuances and settlements, net	2,000	—	—	—
Transfers out of Level 3	—	—	—	—

Fair value, December 31	$2,003	$—	$—	$—

Total realized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$—	$—	$—	$—

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2013 and December 31, 2012. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Loans—The fair value of our loan portfolio includes a credit risk factor in the determination of the fair value of our loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. Our loan portfolio is initially fair valued using a segmented approach. We divide our loan portfolio into the following categories: variable rate loans, impaired loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Deposits, Securities Sold Under Agreements to Repurchase and Federal Home Loan Bank Advances—The carrying amounts of demand deposit, savings deposits, securities sold under agreements to repurchase and Federal Home Loan Bank advances approximate their fair values. Fair values for certificates of deposit are estimated using discounted cash flow models, using current market interest rates offered on certificates with similar remaining maturities.

Off-Balance Sheet Instruments—The fair values of the Company’s off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to the Company until such commitments are funded.

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of the Company’s financial instruments at December 31, 2013 and December 31, 2012. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as noninterest bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

COMMERCE UNION BANCSHARES, INC.

Notes to Consolidated Financial Statements, Continued

December 31, 2013 and 2012

(15)	FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

(In Thousands)	Carrying/ Notional Amount	Estimated Fair Value (1)	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)

December 31, 2013
Financial assets:
Loans, net	$210,340	$211,602	$—	$—	$211,602

Financial liabilities:
Deposits and securities sold under agreements to repurchase	197,480	192,334	—	—	192,334

Federal Home Loan Bank advances	20,320	20,390	—	—	20,390

Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

December 31, 2012
Financial assets:
Loans, net	$183,716	$186,960	$—	$—	$186,960

Financial liabilities:
Deposits and securities sold under agreements to repurchase	178,846	179,792	—	—	179,792

Federal Home Loan Bank advances	19,310	19,813	—	—	19,813

Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

(1)	Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

COMMERCE UNION BANCSHARES, INC.

Consolidated Balance Sheets

September 30, 2014 and December 31, 2013

(Unaudited)

(In Thousands, Except for Share Data)	September 30, 2014	December 31, 2013
ASSETS
Cash and cash equivalents	$4,079	$6,952
Securities available-for-sale, at market (amortized cost of $26,183 and $23,865, respectively)	27,142	24,293
Loans	237,249	213,208
Allowance for loan losses	(3,328)	(2,868)

Total loans, net	233,921	210,340

Premises and equipment, net	4,651	4,821
Restricted equity securities	1,974	1,880
Accrued interest receivable	1,312	1,246
Bank owned life insurance	4,107	2,003
Other real estate owned	—	153
Deferred tax asset, net	833	1,036
Other assets	827	431

Total assets	$278,846	$253,155

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Non-interest bearing	$29,868	$31,601
Interest bearing	188,564	165,442

Total deposits	218,432	197,043

Securities sold under repurchase agreements	375	437
Federal Home Loan Bank borrowings	23,624	20,320
Accrued interest payable	85	88
Dividends payable	—	613
Other liabilities	591	667

Total liabilities	243,107	219,168

Shareholders’ equity:
Preferred stock, $1.00 par value; authorized 10,000,000 shares, no shares outstanding	—	—
Common stock, $1.00 par value; authorized 10,000,000 shares, issued and outstanding 3,068,830 and 3,062,358 at September 30, 2014 and December 31, 2013, respectively	3,069	3,062
Additional paid-in capital	31,672	31,582
Retained earnings (deficit)	406	(921)
Accumulated other comprehensive earnings, net of taxes of $367 and $164, respectively	592	264

Total shareholders’ equity	35,739	33,987

Total liabilities and shareholders’ equity	$278,846	$253,155

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Income

Three and Nine Months Ended September 30, 2014 and 2013

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands)	2014	2013	2014	2013
Interest income:
Loans, including fees	$3,031	$2,665	$8,489	$7,686
Securities, taxable	71	86	238	296
Securities, exempt from Federal income taxes	117	72	327	212
Restricted equity securities and other	26	25	76	76

Total interest income	3,245	2,848	9,130	8,270

Interest expense:
Deposits	352	331	1,025	1,021
Federal Home Loan Bank borrowings	92	98	276	294
Federal funds purchased and repurchase agreements	—	—	—	—

Total interest expense	444	429	1,301	1,315

Net interest income	2,801	2,419	7,829	6,955
Provision for loan losses	141	64	460	295

Net interest income after provision for loan losses	2,660	2,355	7,369	6,660

Non-interest income:
Service charges and other fees on deposit accounts	170	169	483	492
Investment services	78	45	142	96
Bank owned life insurance income	38	—	104	—
Other fee income on loans	80	66	217	202
Gain (loss) on sale of other real estate owned	1	(31)	2	(24)
Other non-interest income	9	2	13	48

Total non-interest income	376	251	961	814

Non-interest expense:
Employee salaries and benefits	1,136	1,072	3,368	3,163
Occupancy	183	177	532	558
Data processing	98	93	290	273
Professional fees	151	106	614	329
FDIC insurance	38	30	108	98
Directors fees	27	26	95	82
Office supplies and printing	18	25	69	70
Advertising and promotional	27	23	85	79
Other real estate expense	7	14	15	80
State franchise tax	22	22	66	66
Other operating expenses	357	136	803	410

Total non-interest expense	2,064	1,724	6,045	5,208

Net income before tax	972	882	2,285	2,266
Income tax expense	552	314	958	797

Net income	$420	$568	$1,327	$1,469

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2014 and 2013

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In Thousands)	2014	2013	2014	2013
Net income	$420	$568	$1,327	$1,469

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $44 and $203 and $42 and $251 for 2014 and 2013, respectively	71	(68)	328	(404)
Reclassification adjustment for gains included in net income, net of taxes	—	—	—	—

Other comprehensive income (loss)	71	(68)	328	(404)

Comprehensive income	$491	$500	$1,655	$1,065

COMMERCE UNION BANCSHARES, INC.

Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2014 and 2013

(Unaudited)

	Nine Months Ended September 30,
(In Thousands)	2014	2013
Cash flows from operating activities:
Net income	$1,327	$1,469
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	460	295
Depreciation	260	297
Amortization/(accretion) of securities, net	196	239
Stock based compensation	25	36
Gain on sale of other real estate owned	(2)	24
Increase in cash surrender value of bank owned life insurance	(104)	—
Net change in:
Accrued interest receivable	(66)	58
Deferred tax asset, net	—	(102)
Other assets	(447)	(35)
Accrued interest payable	(3)	(11)
Other liabilities	(25)	110

Total adjustments	294	911

Net cash provided by operating activities	1,621	2,380

Cash flows from investing activities:
Purchase of securities available-for-sale	(5,587)	(1,184)
Proceeds from maturities, pay downs and calls of securities available-for-sale	3,073	6,672
Increase in loans, net of repayments	(24,041)	(17,968)
Purchase of premises and equipment	(90)	(145)
Purchase of restricted equity securities	(94)	(42)
Purchase of bank owned life insurance	(2,000)	—
Proceeds from sale of other real estate owned	155	1,103

Net cash used in investing activities	(28,584)	(11,564)

Cash flows from financing activities:
Net change in deposits	21,389	7,757
Net change in repurchase agreements	(62)	254
Proceeds from (repayment of) FHLB borrowings	3,304	(1,499)
Dividends paid	(613)	—
Proceeds from sale of common stock pursuant to dividend reinvestment	72	—

Net cash provided by financing activities	24,090	6,512

Net change in cash and cash equivalents	(2,873)	(2,672)
Cash and cash equivalents at beginning of year	6,952	8,286

Cash and cash equivalents at end of period	$4,079	$5,614

COMMERCE UNION BANCSHARES, INC.

Basis of Presentation

The accompanying consolidated financial statements have been prepared, without audit, pursuant to the rules and regulations of the Board of Governors of the Federal Reserve System. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The consolidated financial statements include the financial results of Commerce Union Bancshares, Inc. and its wholly-owned subsidiary, Commerce Union Bank (collectively, “the Company”). All intercompany accounts have been eliminated in consolidation.

In the opinion of management, the consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) and disclosures necessary to summarize fairly the financial position of the Company as of September 30, 2014 and December 31, 2013 and the results of operations for the three and nine months ended September 30, 2014 and 2013, comprehensive income for the three and nine months ended September 30, 2014 and 2013 and changes in cash flows for the nine months ended September 30, 2014 and 2013. The interim consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements presented elsewhere in this joint proxy statement/prospectus. The results for interim periods are not necessarily indicative of results to be expected for the complete fiscal year.

Certain reclassifications have been made to 2013 financial information to conform to the 2014 presentation.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices accepted within the banking industry. Our most significant accounting policies are presented in the notes to the audited consolidated financial statements presented elsewhere in this joint proxy statement/prospectus. Certain accounting policies require management to make significant estimates and assumptions that have a material effect on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

Loans

The detail of loans at September 30, 2014 and December 31, 2013 is as follows:

(In Thousands)	September 30, 2014	December 31, 2013
Real estate:
Construction and land development	$29,276	$22,015
Residential properties	66,595	60,788
Commercial and agricultural real estate	84,992	81,580
Commercial and agricultural production	43,980	36,441
Other*	12,890	12,874

Total loans	237,733	213,698
Unearned loan fees	(484)	(490)

	237,249	213,208
Allowance for loan losses	(3,328)	(2,868)

Net loans	$233,921	$210,340

*	Includes home equity lines of credit, multifamily real estate mortgages, consumer loans and loans to municipalities.

COMMERCE UNION BANCSHARES, INC.

The Company’s principal customers are primarily in the Middle Tennessee area with a concentration in Robertson, Sumner, Davidson and surrounding counties. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower’s financial condition.

Allowance for Loan Losses

Transactions in the allowance for loan losses by type of loan for the nine months ended September 30, 2014 and the year ended December 31, 2013 are summarized as follows:

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total
September 30, 2014:
Allowance for loan losses:
Beginning balance	$230	$752	$1,227	$539	$120	$2,868
Provision	35	(47)	(117)	588	1	460
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance	$265	$705	$1,110	$1,127	$121	$3,328

Specific reserves:
Impaired loans	$—	$19	$4	$592	$—	$615
General reserves	265	686	1,106	535	121	2,713

Total	$265	$705	$1,110	$1,127	$121	$3,328

Loans:
Loans individually evaluated for impairment	$189	$289	$623	$2,115	$—	$3,216
Loans collectively evaluated for impairment	29,087	66,306	84,369	41,865	12,890	234,517

Total	$29,276	$66,595	$84,992	$43,980	$12,890	$237,733

COMMERCE UNION BANCSHARES, INC.

	Real Estate
(In Thousands)	Construction and Land Development	Residential Properties	Commercial and Agricultural Real Estate	Commercial and Agricultural Production	Other	Total
December 31, 2013:
Allowance for loan losses:
Beginning balance	$167	$535	$1,349	$348	$118	$2,517
Provision	63	371	(122)	198	12	522
Charge-offs	—	(154)	—	(7)	(10)	(171)
Recoveries	—	—	—	—	—	—

Ending balance	$230	$752	$1,227	$539	$120	$2,868

Specific reserves:
Impaired loans	$—	$—	$12	$33	$—	$45
General reserves	230	752	1,215	506	120	2,823

Total	$230	$752	$1,227	$539	$120	$2,868

Loans:
Loans individually evaluated for impairment	$1,004	$80	$793	$2,143	$—	$4,020
Loans collectively evaluated for impairment	21,011	60,708	80,787	34,298	12,874	209,678

Total	$22,015	$60,788	$81,580	$36,441	$12,874	$213,698

The provision for loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also result from other sources, including commitments to extend credit and letters of credit. The level of the allowance is determined on a monthly basis using procedures which include: (1) categorizing commercial, commercial real estate and construction and land development loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial, commercial real estate and construction and land development credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer and home equity lines of credit loan categories to estimate loss probabilities based primarily on historical loss experience; and (4) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

Management’s calculation of the Company’s allowance for loan losses indicates the Bank’s allowance as being adequate, and management believes it has properly identified and handled deteriorating relationships.

The allowance for loan losses consists of an allocated portion and an unallocated, or general, portion. The allocated portion is maintained to cover estimated losses applicable to specific relationships in the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for loan losses is increased by provisions for loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management’s determination of the amount of the allowance necessary to provide for estimated loan losses based on its

COMMERCE UNION BANCSHARES, INC.

evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision. At September 30, 2014 and at December 31, 2013, the allowance represented 1.40% and 1.35% of total loans, respectively.

Earnings Per Share

The following is a summary of the components comprising basic and diluted earnings per common share of stock (EPS):

	Three Months Ended		Nine Months Ended
(In Thousands, except share and per share amounts)	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Basic EPS Computation:
Numerator—Earnings for the period	$420	$568	$1,327	$1,469
Denominator—Weighted average number of common shares outstanding	3,068,830	3,062,358	3,067,834	3,062,358

Basic earnings per common share	$.14	$.19	$.43	$.48

Diluted EPS Computation:
Numerator—Earnings for the period	$420	$568	$1,327	$1,469
Denominator—Weighted average number of common shares outstanding	3,068,830	3,062,358	3,067,834	3,062,358
Dilutive effect of stock options	44,933	—	44,933	—

Denominator—Adjusted weighted average number of common shares outstanding	3,113,763	3,062,358	3,112,767	3,062,358

Diluted earnings per common share	$.13	$.19	$.43	$.48

The effects of stock option exercises in the diluted earnings per share calculation were considered to be zero for the three and nine months ended September 30, 2013, since the impact of the exercise of these options would be anti-dilutive due to the average exercise prices exceeding market values.

Dividend Reinvestment Plan

On November 21, 2013, the Commerce Union Bank board of directors established the 2013 Dividend Reinvestment Plan, which permitted eligible shareholders to reinvest a one-time 2013 cash dividend into additional shares of Commerce Union common stock. The dividend was paid on January 31, 2014, to shareholders of record on December 31, 2013. Only Tennessee residents were eligible to participate in the dividend reinvestment plan. The shares purchased under the plan included both original issue shares and shares purchased on the open market. The plan terminated when the dividend was paid on January 31, 2014.

Regulatory Matters and Restrictions on Dividends

The Bank is subject to regulatory capital requirements administered by the Federal Reserve Bank and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that could, in that event, have a direct material effect on the institution’s financial statements. The relevant regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain

COMMERCE UNION BANCSHARES, INC.

off-balance sheet items as calculated under regulatory accounting principles. The Bank’s capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Bank’s capital status and the amount of dividends the Bank may distribute.

The Bank is required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. The Bank is required to have a minimum Tier I and Total Capital ratios of 4.0% and 8.0%, respectively. In addition, the Bank is required to have a minimum leverage ratio of 4.0%. The Bank’s actual capital amounts and ratios as of September 30, 2014 and December 31, 2013 are presented in the following tables:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)
September 30, 2014:
Total capital to risk weighted assets:
Commerce Union Bank	$37,829	16.0%	$18,915	8.0%	$23,643	10.0%
Tier 1 capital to risk weighted assets:
Commerce Union Bank	34,875	14.8	9,426	4.0	14,139	6.0
Tier 1 leverage ratio:
Commerce Union Bank	34,875	12.6	11,071	4.0	13,839	5.0

December 31, 2013:
Total capital to risk weighted assets:
Commerce Union Bank	$36,362	17.1%	$17,011	8.0%	$21,264	10.0%
Tier 1 capital to risk weighted assets:
Commerce Union Bank	33,701	15.9	8,478	4.0	12,717	6.0
Tier 1 leverage ratio:
Commerce Union Bank	33,701	13.6	9,912	4.0	12,390	5.0

As of September 30, 2014 and December 31, 2013, the most recent notification from the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank’s category.

Stock Option Arrangement

In 2006, the Board of Directors and shareholders of the Bank approved the Commerce Union Bank Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 625,000 shares of common stock to employees and organizers of the Company. As part of the reorganization, all Commerce Union Bank options were replaced with Commerce Union Bancshares, Inc. options with no change in terms.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than the fair market value of the common stock on the grant date.

COMMERCE UNION BANCSHARES, INC.

A summary of the stock option activity is as follows:

	September 30, 2014		December 31, 2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	460,458	$10.72	456,918	$10.44
Granted	—	—	13,000	10.78
Exercised	—	—	—	—
Forfeited	(18,755)	11.42	(9,460)	11.59

Outstanding at end of year	441,703	$10.69	460,458	$10.72

Options exercisable at year end	411,223		411,718

The Company has adopted FASB ASC 718, “Share-Based Payment”. This accounting standard requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values at the date of grant.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2013:

December 31, 2013
Expected dividends	1.00%
Expected term (in years)	6.5
Expected volatility	15.00%
Risk-free rate	1.18%

There were no stock option grants during 2014.

The following table summarizes information about stock options outstanding at September 30, 2014:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 9/30/14	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 9/30/14	Weighted Average Exercise Price
$ 9.52—$ 12.76	441,703	$10.69	3.4 years	411,223	$10.37

	441,703			411,223

Aggregate intrinsic value (in thousands)	$527			$517

COMMERCE UNION BANCSHARES, INC.

The following table summarizes information about stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/13	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/13	Weighted Average Exercise Price
$ 9.52—$ 12.76	460,458	$10.72	3.7 years	411,718	$10.29

	460,458			411,718

Aggregate intrinsic value (in thousands)	$—			$—

The weighted average fair value of options granted during 2013 was $1.58. There were no options exercised during 2014 and 2013.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Assets

Securities available-for-sale—Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar

COMMERCE UNION BANCSHARES, INC.

characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy.

Impaired loans—A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses or the expense is recognized as a charge-off. Impaired loans are classified within Level 3 of the hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower’s underlying financial condition.

Other real estate owned—Other real estate owned “OREO” represents real estate foreclosed upon by the Company through loan defaults by customers or acquired in lieu of foreclosure. Substantially all of these amounts relate to lots, homes and development projects that are either completed or are in various stages of construction for which the Company believes it has adequate collateral. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent downward valuation adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest expense, as applicable. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Other assets—Included in other assets are certain assets carried at fair value, including the cash surrender value of bank owned life insurance policies. The Company uses financial information received from insurance carriers indicating the performance of the insurance policies and cash surrender values in determining the carrying value of life insurance. The Company reflects these assets within Level 3 of the valuation hierarchy due to the unobservable inputs included in the valuation of these items. The Company does not consider the fair values of these policies to be materially sensitive to changes in these unobservable inputs.

The following tables present the financial instruments carried at fair value as of September 30, 2014 and December 31, 2013, by caption on the consolidated balance sheet and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

	Measured on a Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
September 30, 2014
Investment securities available-for-sale:
U.S. Government sponsored enterprises	$—	$—	$—	$—
Mortgage-backed securities	10,654	—	10,654	—
Obligations of state and political subdivisions	16,488	—	16,488	—

Total investment securities available-for-sale	27,142	—	27,142	—

Other assets	4,107	—	—	4,107

Total assets at fair value	$31,249	$—	$27,142	$4,107

COMMERCE UNION BANCSHARES, INC.

	Measured on a Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2013
Investment securities available-for-sale:
U.S. Government sponsored enterprises	$—	$—	$—	$—
Mortgage-backed securities	13,144	—	13,144	—
Obligations of state and political subdivisions	11,149	—	11,149	—

Total investment securities available-for-sale	24,293	—	24,293	—

Other assets	2,003	—	—	2,003

Total assets at fair value	$26,296	$—	$24,293	$2,003

	Measured on a Non-Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
September 30, 2014
Other real estate owned	$—	$—	$—	$—
Impaired loans, net (1)	2,701	—	—	2,701

Total	$2,701	$—	$—	$2,701

	Measured on a Non-Recurring Basis
	Total Carrying Value in the Consolidated Balance Sheet	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2013
Other real estate owned	$153	$—	$—	$153
Impaired loans, net (1)	3,947	—	—	3,947

Total	$4,100	$—	$—	$4,100

(1)	Amount is net of a valuation allowance of $615,000 at September 30, 2014 and $45,000 at December 31, 2013 as required by ASC 310, “Receivables.”

There are no liabilities measured at fair value.

In the case of the bond portfolio, the Company monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the nine months ended September 30, 2014 and for the twelve months ended December 31, 2013, there were no transfers between Levels 1, 2 or 3.

COMMERCE UNION BANCSHARES, INC.

The table below includes a rollforward of the balance sheet amounts for the nine months ended September 30, 2014 and year ended December 31, 2013 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	September 30, 2014		December 31, 2013
	Other Assets	Other Liabilities	Other Assets	Other Liabilities
Fair value, January 1	$2,003	$—	$—	$—
Total realized gains included in income	104	—	3	—
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at	—	—	—	—
Purchases, issuances and settlements, net	2,000	—	2,000	—
Transfers out of Level 3	—	—	—	—

Fair value	$4,107	$—	$2,003	$—

Total realized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at	$104	$—	$3	$—

COMMERCE UNION BANCSHARES, INC.

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of the Company’s financial instruments at September 30, 2014 and December 31, 2013. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization.

(In Thousands)	Carrying/ Notional Amount	Estimated Fair Value(1)	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
September 30, 2014
Financial assets:
Loans, net	$233,921	$232,678	$—	$—	$232,678

Financial liabilities:
Deposits and securities sold under agreements to repurchase	218,807	219,286	—	—	219,286

Federal Home Loan Bank advances	23,624	23,802	—	—	23,694

Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

December 31, 2013
Financial assets:
Loans, net	$210,340	$211,602	$—	$—	$211,602

Financial liabilities:
Deposits and securities sold under agreements to repurchase	197,480	192,334	—	—	192,334

Federal Home Loan Bank advances	20,320	20,390	—	—	20,390

Off-balance sheet instruments:
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

(1)	Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

RELIANT BANK

Report of Independent Public Accounting Firm

INDEPENDENT AUDITOR’S REPORT

The Board of Directors

Reliant Bank

Brentwood, Tennessee

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Reliant Bank (“the Bank”) which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended and the related notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Bank as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kraft CPAs PLLC

Nashville, Tennessee

April 17, 2014

RELIANT BANK

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

	2013	2012
ASSETS
Cash and due from banks, including reserve requirements of $2,632 and $3,432, respectively	$10,610	$38,567
Federal funds sold	59	1,852

Total cash and cash equivalents	10,669	40,419
Securities held to maturity (fair value $21,019—2013, $0—2012)	22,999	—
Securities available for sale	46,463	37,351
Loans, net	277,770	276,218
Mortgage loans held for sale	2,680	9,197
Accrued interest receivable	1,281	1,174
Prepaid FDIC insurance	—	342
Leasehold improvements and equipment, net	3,580	4,076
Restricted equity securities, at cost	2,827	2,396
Other real estate, net	1,375	1,455
Cash surrender value of life insurance contracts	8,995	5,776
Deferred tax assets, net	3,456	3,528
Other assets	2,480	2,792

TOTAL ASSETS	$384,575	$384,724

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Demand	$38,931	$40,985
Interest-bearing demand	52,852	57,981
Savings and money market deposit accounts	113,482	139,696
Time, $100,000 or less	17,994	17,396
Time, over $100,000	66,542	74,253

Total deposits	289,801	330,311
Accrued interest payable	53	61
Federal Home Loan Bank advances	55,000	15,000
Other liabilities	739	1,027

TOTAL LIABILITIES	345,593	346,399

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 10,000,000 shares authorized; 3,910,191 and 2,493,612 shares issued and outstanding at December 31, 2013 and 2012, respectively	3,910	2,494
Class A common stock, $1 par value; 2,000,000 shares authorized; 0 and 729,816 shares issued and outstanding at December 31, 2013 and 2012, respectively	—	730
Class B common stock, $1 par value; 2,000,000 shares authorized; 0 and 687,363 shares issued and outstanding at December 31, 2013 and 2012, respectively	—	687
Additional paid-in capital	38,925	38,924
Accumulated deficit	(2,212)	(4,672)
Accumulated other comprehensive (loss) income	(1,641)	162

TOTAL STOCKHOLDERS’ EQUITY	38,982	38,325

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$384,575	$384,724

See accompanying notes to consolidated financial statements.

RELIANT BANK

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

	2013	2012
INTEREST INCOME
Interest and fees on loans	$15,417	$16,065
Interest on investment securities	1,363	1,016
Federal funds sold and other	155	149

TOTAL INTEREST INCOME	16,935	17,230

INTEREST EXPENSE
Deposits:
Demand	288	418
Savings and money market deposit accounts	445	663
Time	854	1,197
Securities sold under repurchase agreements	—	—
Federal Home Loan Bank advances	297	427

TOTAL INTEREST EXPENSE	1,884	2,705

NET INTEREST INCOME	15,051	14,525
PROVISION FOR LOAN LOSSES	(350)	1,350

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,401	13,175

NONINTEREST INCOME
Service charges on deposit accounts	589	609
Secondary market loan origination fees	1,896	860
Gains on securities transactions, net	31	538
Gain (losses) on sales of other real estate	121	(96)
Other	290	355

TOTAL NONINTEREST INCOME	2,927	2,266

NONINTEREST EXPENSES
Salaries and employee benefits	7,633	6,221
Occupancy	2,491	2,514
Data processing	1,226	1,121
Advertising and public relations	196	165
Audit, legal and consulting	528	470
Federal deposit insurance	340	476
Provision for losses on other real estate	80	182
Other operating	1,404	1,424

TOTAL NONINTEREST EXPENSES	13,898	12,573

INCOME BEFORE PROVISION FOR INCOME TAXES	4,430	2,868
INCOME TAX EXPENSE	1,741	1,239

CONSOLIDATED NET INCOME	2,689	1,629

NONCONTROLLING INTEREST IN NET LOSS OF SUBSIDIARY	549	565

NET INCOME ATTRIBUTABLE TO RELIANT BANK	$3,238	$2,194

See accompanying notes to consolidated financial statements.

RELIANT BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

	2013	2012
Consolidated net income	$2,689	$1,629

Other comprehensive income (loss):
Net unrealized (losses) gains on available-for-sale securities, net of tax (benefit) expense of ($1,101) and $79 for 2013 and 2012, respectively	(1,820)	126
Reclassification adjustment for gains included in net income, net of tax of $12 and $206 for 2013 and 2012, respectively	(19)	(332)
Amortization of unrealized holding gain related to transfer of securities from available for sale to held to maturity	36	—

TOTAL OTHER COMPREHENSIVE LOSS	(1,803)	(206)

TOTAL COMPREHENSIVE INCOME	$886	$1,423

RELIANT BANK

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

									ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	NONCONTROLLING INTEREST	TOTAL
			CLASS A		CLASS B		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
	COMMON STOCK		COMMON STOCK		COMMON STOCK
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE—JANUARY 1, 2012	2,493,612	$2,494	729,816	$730	194,092	$194	$36,257	$(6,866)	$368	$—	$33,177
Issuance of Class B common stock	—	—	—	—	493,271	493	2,651	—	—	—	3,144
Stock based compensation expense	—	—	—	—	—	—	16	—	—	—	16
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	—	565	565
Net income (loss)	—	—	—	—	—	—	—	2,194	—	(565)	1,629
Other comprehensive loss	—	—	—	—	—	—	—	—	(206)	—	(206)

BALANCE—DECEMBER 31, 2012	2,493,612	2,494	729,816	730	687,363	687	38,924	(4,672)	162	—	38,325
Common stock class conversion	1,417,179	1,417	(729,816)	(730)	(687,363)	(687)	—	—	—	—	—
Repurchase of common stock and other	(600)	(1)	—	—	—	—	(21)	—	—	—	(22)
Stock based compensation expense	—	—	—	—	—	—	22	—	—	—	22
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	—	549	549
Net income (loss)	—	—	—	—	—	—	—	3,238	—	(549)	2,689
Other comprehensive loss	—	—	—	—	—	—	—	—	(1,803)	—	(1,803)
Cash dividends paid on common stock	—	—	—	—	—	—	—	(778)	—	—	(778)

BALANCE—DECEMBER 31, 2013	3,910,191	$3,910	—	$—	—	$—	$38,925	$(2,212)	$(1,641)	$—	$38,982

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

	2013	2012
OPERATING ACTIVITIES
Consolidated net income	$2,689	$1,629
Adjustments to reconcile consolidated net income to net cash provided by (used in) operating activities:
Provision for loan losses	(350)	1,350
Deferred income taxes	1,191	1,152
Depreciation and amortization of premises and equipment	615	613
Net amortization of securities	336	391
Net realized gains on sales of securities	(31)	(538)
Stock-based compensation expense	22	16
Gains (losses) on sales of other real estate	(121)	96
Provision for losses on other real estate	80	182
Increase in cash surrender value of life insurance contracts	(219)	(203)
Mortgage loans originated for resale	(55,944)	(43,320)
Proceeds from sale of mortgage loans	62,461	37,448
Amortization of core deposit intangible	131	131
Change in:
Accrued interest receivable	(107)	50
Prepaid FDIC insurance	342	451
Other assets	362	392
Accrued interest payable and other liabilities	(296)	65

TOTAL ADJUSTMENTS	8,472	(1,724)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	11,161	(95)

INVESTING ACTIVITIES
Activities in available-for-sale securities
Purchases	(53,621)	(37,881)
Sales	7,971	19,799
Maturities, prepayments and calls	10,312	23,069
Purchases of restricted equity securities	(431)	(130)
Loan originations and payments	(1,993)	(7,441)
Purchase of leasehold improvements, equipment and software	(122)	(394)
Proceeds from sale of equipment	3	—
Outlays for other real estate	—	(16)
Proceeds from sales of other real estate	912	4,176
Purchase of life insurance contracts	(3,000)	—

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(39,969)	1,182

RELIANT BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

	2013	2012
FINANCING ACTIVITIES
Net change in deposits	(40,510)	16,070
Proceeds from Federal Home Loan Bank advances	120,000	20,000
Repayments on Federal Home Loan Bank advances	(80,000)	(20,000)
Proceeds from issuance of stock	—	3,144
Cash dividends on common stock	(778)	—
Repurchase of common stock and other	(22)	—
Noncontrolling interest contributions	368	413

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(942)	19,627

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(29,750)	20,714
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	40,419	19,705

CASH AND CASH EQUIVALENTS—END OF YEAR	$10,669	$40,419

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the year for:
Interest	$1,857	$2,719
Taxes	$661	$(120)

Non-cash investing and financing activities:
Non-cash transfers from loans to other real estate	$791	$901
Change in unrealized losses on securities available-for-sale	$(2,922)	$(333)

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Reliant Bank and Subsidiaries (“the Bank”) conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a brief summary of the significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Bank, its wholly-owned subsidiary, Reliant Investments, LLC, and its 51% owned subsidiary, Reliant Mortgage Ventures, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

During 2011, the Bank and another entity organized Reliant Mortgage Ventures, LLC for the purpose of improving the Bank’s mortgage operations. Under the operating agreement, the noncontrolling member receives 70% of the profits of the mortgage venture and the Bank receives 30% of the profits once the noncontrolling member recovers their aggregate investment. The noncontrolling member is responsible for all of the mortgage venture’s operational and credit losses.

Nature of Operations

The Bank began its organizational activities in 2005. The Bank was incorporated under the laws of the State of Tennessee and received its Certificate of Authority from the Tennessee Department of Financial Institutions and approval of FDIC insurance on January 9, 2006. The Bank provides financial services through its offices in Williamson County and Davidson County. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential construction loans, commercial loans, installment loans and lines secured by home equity. Substantially all loans are secured by specific items of collateral including commercial and residential real estate, business assets, and consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses.

At December 31, 2013, the Bank had significant credit exposures to borrowers in real estate. If this industry experiences another economic slowdown and, as a result, the borrowers in this industry are unable to meet the obligations of their existing loan agreements, earnings could be negatively impacted.

At December 31, 2013, real estate loans comprised 68% of total loans. More specifically, the total loan portfolio consisted of 9% construction/land development, 27% 1-4 family residential and 30% commercial real estate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for loan losses, the valuation of other real estate, the valuation of debt and equity securities, the valuation of deferred tax assets and fair values of financial instruments.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions with maturities less than 90 days, and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods. Net cash flows are reported for customer loan and deposit transactions, securities sold under repurchase agreements, and federal funds purchased and sold.

The Bank maintains deposits in excess of the federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

Federal funds sold of $59 and $1,852 at December 31, 2013 and 2012, respectively, were invested in two financial institutions. Such funds were unsecured and matured the next business day.

Securities

The Bank classifies its securities in one of two categories: held to maturity and available for sale. Held to maturity securities are those securities for which the Bank has the ability and intent to hold until maturity. Securities are classified as available for sale when they might be sold before maturity. At December 31, 2012, all securities were classified as available for sale.

Interest income includes purchase premiums and discounts amortized or accreted over the life of the related security as an adjustment to the yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in fair value of securities below their cost are evaluated for other-than-temporary impairment. Securities that have such a decline are evaluated for impairment using factors such as (1) length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospectus of the issuer, and (3) the Bank’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Transfers of securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using a straight-line method without anticipating prepayments. This treatment does not materially differ from the level interest yield method. Past due status is determined based on the contractual terms of the note.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans (Continued)

The accrual of interest is discontinued when a loan becomes 90 days past due according to the contractual terms of the note unless it is well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. All loans 90 days or more past due as of December 31, 2013 and 2012 were on non-accrual status. When a loan is placed on non-accrual status, previously accrued and uncollected interest is charged against interest income on loans. All payments on non-accrual loans are applied to the principal balance outstanding. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The restructuring of a loan is considered a “troubled debt restructuring” if the borrower is experiencing financial difficulties and the Bank has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using historical loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, current economic conditions (national and local), and other factors such as changes in interest rates, portfolio concentrations, changes in the experience, ability, and depth of the lending function, levels of and trends in charged-off loans, recoveries, past due loans and volume and severity of classified loans. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The entire allowance is available for any loan that, in management’s judgment, should be charged off.

During 2011, the Bank added an unallocated general reserve. This unallocated portion of the reserve is above the allocated amount calculated for each loan pool segment based on each loan pool’s historical loss experience adjusted for current economic and environmental factors. This unallocated reserve was added due to the volatility in credit losses and the uncertainty risk that is not specifically identified with any particular loan pool segment. It also recognizes that the current recessionary period has manifested in higher and more unpredictable loss rates over an extended period of time. Management believes the decline in real estate values over the past several years as well as the continued slowness in general economic recovery supports maintaining an unallocated portion of the general reserve.

A loan is impaired when full payment under the loan terms is not expected. All classified loans and loans on non-accrual status are individually evaluated for impairment. Factors considered in determining if a loan is impaired include the borrower’s ability to repay amounts owed, collateral deficiencies, the risk rating of the loan and economic conditions affecting the borrower’s industry, among other things. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued)

the loan’s existing rate or at the fair value (less estimated costs to sell) of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless the principal amount is deemed fully collectible, in which case interest is recognized on a cash basis. When recognition of interest income on a cash basis is appropriate, the amount of income recognized is limited to what would have been accrued on the remaining principal balance at the contractual rate. Cash payments received over this limit, and not applied to reduce the loans remaining principal balance, are recorded as recoveries of prior charge-offs until these charge-offs have been fully recovered.

Mortgage Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at lower of aggregate cost or market value, as determined by outstanding commitments from investors. These loans are typically marketed to potential investors prior to closing the loan with the borrower. Net unrealized losses, if any, are recorded through a valuation allowance and charged to operations. The related servicing rights are generally sold with the loans. At December 31, 2013 and 2012, cost approximates the market value of such loans.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Leasehold Improvements and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or the terms of the related lease for leasehold improvements. The range of estimated useful lives for leasehold improvements is 3 to 25 years, which correlates with the applicable lease term, while the range of estimated useful lives for furniture, fixtures and equipment is 3 to 7 years. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and the cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

Restricted Equity Securities

Each member of the Federal Reserve is required to subscribe to Federal Reserve Bank (“FRB”) stock.

The Bank is a member of the Federal Home Loan Bank (“FHLB”) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Equity Securities (Continued)

These stocks are carried at cost, classified as restricted equity securities, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Other Real Estate

Real estate acquired in the settlement of loans is initially recorded at estimated fair value, less estimated cost to sell, if less than the carrying value of the loan when acquired. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized up to fair value less cost to sell, while holding costs of the property are charged to expense in the period incurred.

Impairment of Long-Term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are written down to fair value, with a corresponding charge to earnings.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Stock Based Compensation

Compensation cost recognized for stock options issued to employees is based on the fair value of these awards at the date of grant. A binomial model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes

Income tax expense or benefit is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Bank’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Bank files income tax returns in the U.S. federal jurisdiction and the State of Tennessee. The Bank’s U.S. federal income tax returns for years prior to fiscal year 2010 are no longer open to examination. The State of Tennessee has a statute of limitations of four years; therefore, the Bank’s 2010-2013 franchise and excise tax returns remain subject to examination. Certain returns from years in which net operating losses have occurred are still open for examination by the tax authorities.

Retirement Plan

The Bank has a 401(k) retirement plan covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 100% of their salary, subject to regulatory limitations with the Bank matching 100% of the first 3% and 50% of the next 2% which is contributed by the employee. The Bank recognizes as expense the amount of matching contributions related to the 401(k) plan. Vesting within the plan is immediate for 100% of deferral and employer contributions.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are recognized as a separate component of stockholders’ equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to shareholders.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial accounting standards relating to fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Bank has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by the observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis:

Securities available for sale: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Bank obtains fair value measurements for securities available for sale from an independent pricing service. The fair value measurements consider observable data that may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, cash flows and reference data, including market research publications, among other things.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on the present value of expected payments using the loan’s effective rate as the discount rate or recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other real estate owned: The fair value of other real estate owned is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

No changes in the valuation methodologies have been made since the prior year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Bank’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 4. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Events Occurring After Reporting Date

The Bank has evaluated events and transactions that occurred between December 31, 2013 and April 17, 2014, the date the consolidated financial statements were available to be issued, for possible recognition or disclosure in the consolidated financial statements.

Reclassifications

Certain reclassifications have been made in the 2012 consolidated financial statements to conform to the 2013 presentation. These reclassifications had no effect on the results of operations previously reported.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Authoritative Accounting Guidance

The following discusses new authoritative accounting guidance and the related impact on the Bank.

In January 2013, the Financial Accounting Standards Board (“FASB”) issued guidance which clarifies that the scope of disclosures about offsetting assets and liabilities required by ASC 210-20-50 applies to derivatives accounted for in accordance with ASC 815 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial statements.

In February 2013, the FASB issued guidance which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. This guidance is effective for the Bank for fiscal years beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial statements.

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. This guidance is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Bank’s consolidated financial statements.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 2—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S.government agencies	$4,766	$—	$(441)	$4,325
State and municipal	31,666	120	(1,512)	30,274
Corporate bonds	1,000	8	(4)	1,004
Mortgage backed securities	11,327	37	(504)	10,860

Total	$48,759	$165	$(2,461)	$46,463

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S.government agencies	$20,706	$51	$(27)	$20,730
State and municipal	9,796	258	(120)	9,934
Corporate bonds	2,000	—	(26)	1,974
Mortgage backed securities	4,586	127	—	4,713

Total	$37,088	$436	$(173)	$37,351

The carrying and fair value of held to maturity securities and the related gross unrealized gains and losses were as follows as of December 31, 2013:

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S.government agencies	$21,068	$—	$(1,895)	$19,173
Corporate bonds	1,931	—	(85)	1,846

Total	$22,999	$—	$(1,980)	$21,019

Sales of available for sale securities were as follows:

	2013	2012
Proceeds	$7,971	$19,799
Realized gross gains	31	577
Realized gross losses	—	(39)

The fair value of held to maturity and available for sale debt securities at December 31, 2013 by contractual maturity are provided below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 2—SECURITIES (CONTINUED)

	Held To Maturity		Available For Sale
	Carrying Value	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one to five years	$492	$482	$1,341	$1,346
Due in five to ten years	767	731	10,634	10,254
Due after ten years	21,740	19,806	25,457	24,003
Mortgage backed securities	—	—	11,327	10,860

	$22,999	$21,019	$48,759	$46,463

Securities pledged at December 31, 2013 and 2012 had a carrying amount of $32,213 and $15,938, respectively, and were pledged to collateralize Federal Home Loan Bank advances, Federal Reserve advances and municipal deposits.

At December 31, 2013 and 2012, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies or U.S. Government sponsored entities, in an amount greater than 10% of stockholders’ equity.

The following table shows securities with unrealized losses and their estimated fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2013 and 2012:

	December 31, 2013
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$4,325	$441	$—	$—	$4,325	$441
State and municipal	20,620	1,180	3,432	332	24,052	1,512
Corporate bonds	496	4	—	—	496	4
Mortgage backed securities	9,968	504	—	—	9,968	504

Total temporarily impaired	$35,409	$2,129	$3,432	$332	$38,841	$2,461

	December 31, 2012
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$4,018	$27	$—	$—	$4,018	$27
State and municipal	5,447	114	443	6	5,890	120
Corporate bonds	1,474	26	—	—	1,474	26

Total temporarily impaired	$10,939	$167	$443	$6	$11,382	$173

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 2—SECURITIES (CONTINUED)

Held to maturity:	December 31, 2013
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$18,312	$1,776	$861	$119	$19,173	$1,895
Corporate bonds	1,434	51	412	34	1,846	85

Total temporarily impaired	$19,746	$1,827	$1,273	$153	$21,019	$1,980

The temporarily impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification as available-for-sale, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to significant changes in liquidity needs, unexpected and significant increases in interest rates and/or security spreads that significantly extend the security’s holding period. or when conducting a small volume of security transactions. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline. There were 106 securities that were in an unrealized loss position as of December 31, 2013.

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2013 and 2012 were comprised as follows:

	2013	2012
Commercial	$84,715	$75,627
Real estate:
Residential	73,957	80,293
Commercial	91,400	99,138
Construction	27,916	19,350
Consumer	8,330	9,820
Other	302	302

	286,620	284,530
Less:
Deferred loan fees	320	552
Allowance for possible loan losses	8,530	7,760

Loans, net	$277,770	$276,218

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Activity in the allowance for loan losses by portfolio segment was as follows for December 31, 2013:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses:
Beginning balance	$1,318	$1,467	$339	$2,319
Charge-offs	(41)	—	—	(53)
Recoveries	381	105	250	281
Provisions	480	9	(36)	(1,476)

Ending balance	$2,138	$1,581	$553	$1,071

Ending balance: individually evaluated for impairment	$679	$—	$—	$477

Ending balance: collectively evaluated for impairment	$1,459	$1,581	$553	$594

Loans:
Ending balance	$84,715	$91,400	$27,916	$38,604

Ending balance: individually evaluated for impairment	$1,604	$1,244	$272	$5,220

Ending balance: collectively evaluated for impairment	$83,111	$90,156	$27,644	$33,384

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$1,366	$48	$2	$901	$7,760
Charge-offs	(143)	(16)	—	—	(253)
Recoveries	354	1	1	—	1,373
Provisions	(712)	224	10	1,151	(350)

Ending balance	$865	$257	$13	$2,052	$8,530

Ending balance: individually evaluated for impairment	$195	$175	$—	$—	$1,526

Ending balance: collectively evaluated for impairment	$670	$82	$13	$2,052	$7,004

Loans:
Ending balance	$35,353	$8,330	$302		$286,620

Ending balance: individually evaluated for impairment	$1,786	$175	$—		$10,301

Ending balance: collectively evaluated for impairment	$33,567	$8,155	$302		$276,319

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Activity in the allowance for loan losses by portfolio segment was as follows for December 31, 2012:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses:
Beginning balance	$2,630	$1,424	$1,956	$1,142
Charge-offs	(1,706)	—	(464)	(930)
Recoveries	212	157	215	177
Provisions	182	(114)	(1,368)	1,930

Ending balance	$1,318	$1,467	$339	$2,319

Ending balance: individually evaluated for impairment	$41	$—	$98	$1,336

Ending balance: collectively evaluated for impairment	$1,277	$1,467	$241	$983

Loans:
Ending balance	$75,627	$99,138	$19,350	$37,520

Ending balance: individually evaluated for impairment	$1,130	$1,311	$3,338	$5,638

Ending balance: collectively evaluated for impairment	$74,497	$97,827	$16,012	$31,882

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$1,127	$182	$3	$1,274	$9,738
Charge-offs	(1,029)	—	(9)	—	(4,138)
Recoveries	46	3	—	—	810
Provisions	1,222	(137)	8	(373)	1,350

Ending balance	$1,366	$48	$2	$901	$7,760

Ending balance: individually evaluated for impairment	$339	$—	$—	$—	$1,814

Ending balance: collectively evaluated for impairment	$1,027	$48	$2	$901	$5,946

Loans:
Ending balance	$42,773	$9,820	$302		$284,530

Ending balance: individually evaluated for impairment	$2,638	$—	$—		$14,055

Ending balance: collectively evaluated for impairment	$40,135	$9,820	$302		$270,475

The Bank did not have any loans acquired with deteriorated credit quality at December 31, 2013 and 2012.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Risk characteristics relevant to each portfolio segment are as follows:

Commercial and industrial: The commercial and industrial loan portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers’ business operations. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Multi-family and commercial real estate: Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.

Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Bank’s exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Bank also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting the market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Non-owner occupied commercial real estate loans are loans secured by multifamily and commercial properties where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. These loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail properties. Owner-occupied commercial real estate loans are loans where the primary source of repayment is the cash flow from the ongoing operations and business activities conducted by the party, or affiliate of the party, who owns the property.

At December 31, 2013, approximately 30% of the outstanding principal balance of the Bank’s commercial real estate loans was secured by owner-occupied properties.

Construction and land development: Loans for non-owner-occupied real estate construction or land development are generally repaid through cash flow related to the operation, sale or refinance of the property. The Bank also finances construction loans for owner-occupied properties. A portion of the Bank’s construction and land portfolio segment is comprised of loans secured by residential product types (residential land and single-family construction). With respect to construction loans to developers and builders that are secured by non-owner

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

occupied properties that the Bank may originate from time to time, the Bank generally requires the borrower to have had an existing relationship with the Bank and have a proven record of success. Construction and land development loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates, market sales activity, and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

1-4 family residential real estate: Residential real estate loans represent loans to consumers or investors to finance a residence. These loans are typically financed on 15 to 30 year amortization terms, but generally with shorter maturities of 5 to 15 years. Many of these loans are extended to borrowers to finance their primary or secondary residence. Loans to an investor secured by a 1-4 family residence will be repaid from either the rental income from the property or from the sale of the property. This loan segment also includes closed-end home equity loans which are secured by a first or second mortgage on the borrower’s residence. This allows customers to borrow against the equity in their home. Loans in this portfolio segment are underwritten and approved based on a number of credit quality criteria including limits on maximum Loan-to-Value (LTV), minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment.

1-4 family HELOC: This loan segment includes open-end home equity loans which are secured by a first or second mortgage on the borrower’s residence. This allows customers to borrow against the equity in their home utilizing a revolving line of credit. These loans are underwritten and approved based on a number of credit quality criteria including limits on maximum LTV, minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment. Because of the revolving nature of these loans as well as the fact that many represent second mortgages, this portfolio segment can contain more risk than the amortizing 1-4 family residential real estate loans.

Consumer: The consumer loan portfolio segment includes non-real estate secured direct loans to consumers for household, family, and other personal expenditures. Consumer loans may be secured or unsecured and are usually structured with short or medium term maturities. These loans are underwritten and approved based on a number of consumer credit quality criteria including limits on maximum LTV on secured consumer loans, minimum credit scores, and maximum debt to income. Many traditional forms of consumer installment credit have standard monthly payments and fixed repayment schedules of one to five years. These loans are made with either fixed or variable interest rates that are based on specific indices. Installment loans fill a variety of needs, such as financing the purchase of an automobile, a boat, a recreational vehicle, or other large personal items, or for consolidating debt. These loans may be unsecured or secured by an assignment of title, as in an automobile loan, or by money in a bank account. In addition to consumer installment loans this portfolio segment also

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

includes secured and unsecured personal lines of credit as well as overdraft protection lines. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

Non-accrual loans by class of loan were as follows at December 31:

	2013	2012
Commercial and Industrial	$752	$1,008
Multi Family and Commercial Real Estate	808	855
Construction and Land Development	—	1,185
1-4 Family Residential Real Estate	475	5,116
1-4 Family HELOC	1,360	942
Consumer	175	—

Total	$3,570	$9,106

Individually impaired loans by class of loans were as follows at December 31, 2013:

	Unpaid Principal Balance	Recorded Investment with no Allowance Recorded	Recorded Investment with Allowance Recorded	Total Recorded Investment	Related Allowance	Average Recorded Investment
Commercial and Industrial	$1,885	$852	$752	$1,604	$679	$1,367
Multi Family and Commercial Real Estate	1,371	1,244	—	1,244	—	1,277
Construction and Land Development	272	272	—	272	—	1,805
1-4 Family Residential Real Estate	5,276	995	4,225	5,220	477	5,429
1-4 Family HELOC	1,891	1,504	282	1,786	195	2,212
Consumer	175	—	175	175	175	88

Total	$10,870	$4,867	$5,434	$10,301	$1,526	$12,178

Interest income recognized on these loans while they were classified as impaired totaled $251 for 2013.

Individually impaired loans by class of loans were as follows at December 31, 2012:

	Unpaid Principal Balance	Recorded Investment with no Allowance Recorded	Recorded Investment with Allowance Recorded	Total Recorded Investment	Related Allowance	Average Recorded Investment
Commercial and Industrial	$1,410	$1,089	$41	$1,130	$41	$2,569
Multi Family and Commercial Real Estate	1,381	1,311	—	1,311	—	5,061
Construction and Land Development	3,508	1,185	2,153	3,338	98	5,251
1-4 Family Residential Real Estate	5,847	958	4,680	5,638	1,336	4,707
1-4 Family HELOC	2,668	1,038	1,600	2,638	339	2,524
Consumer	—	—	—	—	—	110

Total	$14,814	$5,581	$8,474	$14,055	$1,814	$20,222

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Interest income recognized on these loans while they were classified as impaired totaled $551 for 2012.

There were no loans that were past due 90 days or more and were still accruing interest at December 31, 2013 and 2012.

The Bank utilizes a risk grading system to monitor the credit quality of the Bank’s commercial loan portfolio which consists of commercial and industrial, commercial real estate and construction loans. Loans are graded on a scale of 1 to 9. Grades 1—5 are pass credits, grade 6 is special mention, grade 7 is substandard, grade 8 is doubtful and grade 9 is loss. A description of the risk grades are as follows:

Grade 1—Minimal Risk (Pass)

This grade includes loans to borrowers with a strong financial position and history of profits and cash flows sufficient to service the debt. These borrowers have well defined sources of primary/secondary repayment, conservatively leveraged balance sheets and the ability to access a wide range of financing alternatives. Collateral securing these loans is negotiable, of sufficient value and in possession of the Bank. Risk of loss is unlikely.

Grade 2—High Quality (Pass)

This grade includes loans to borrowers with a strong financial condition reflecting dependable net profits and cash flows. The borrower has verifiable liquid net worth providing above average asset protection. An identifiable market exits for the collateral. Risk of loss is unlikely.

Grade 3—Above Average (Pass)

This grade includes loans to borrowers with a balance sheet that reflects a comfortable degree of leverage and liquidity. Borrowers are profitable and have a sustained record of servicing debt. An identifiable market exits for the collateral, but liquidation could take up to one year. Risk of loss is unlikely.

Grade 4—Average (Pass)

This grade includes loans to borrowers with a financial condition that is satisfactory and comparable to industry standards. The borrower has verifiable net worth, providing over time, average asset protection. Borrower cash flows are sufficient to satisfy debt service requirements. Risk of loss is below average.

Grade 5—Acceptable (Management Attention) (Pass)

This grade includes loans to borrowers whose loans are performing, but sources of repayment are not documented by the current credit analysis. There are some declining trends in margins, ratios and/or cash flow. Guarantor(s) have strong net worth(s), but assets may be concentrated in real estate or other illiquid investments. Risk of loss is average.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Grade 6—Special Mention

Special mention assets have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the Bank’s position at some future date. These assets pose elevated risk, but their weakness does not yet justify a substandard classification. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices. The special mention rating is designed to identify a specific level of risk and concern about asset quality. Although a special mention asset has a higher probability of default than a pass asset, its default is not imminent.

Grade 7—Substandard

A ‘‘substandard’’ extension of credit is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Extensions of credit so classified should have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard credits, does not have to exist in individual extensions of credit classified substandard. Substandard assets have a high probability of payment default, or they have other well-defined weaknesses. They require more intensive supervision by Bank management. Substandard assets are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates.

Grade 8—Doubtful

An extension of credit classified ‘‘doubtful’’ has all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage of and strengthen the credit, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceedings, capital injection, perfecting liens on additional collateral, or refinancing plans. Generally, the doubtful classification should not extend for a long period of time because in most cases the pending factors or events that warranted the doubtful classification should be resolved either positively or negatively in a reasonable period of time.

Grade 9—Loss

Extensions of credit classified ‘‘loss’’ are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the credit has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

basically worthless asset even though partial recovery may be affected in the future. Amounts classified loss should be promptly charged off. The Bank will not attempt long term recoveries while the credit remains on the Bank’s books. Losses should be taken in the period in which they surface as uncollectible. With loss assets, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified loss, there is little prospect of collecting either its principal or interest.

Consumer purpose loans are initially assigned a default loan grade of 99 (Pass) and are risk graded (Grade 6, 7, or 8) according to delinquency status when applicable.

Credit quality indicators by class of loan were as follows at December 31, 2013:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development
Pass (grades 1-5)	$83,111	$90,156	$27,644
Substandard	1,604	1,244	272

Total	$84,715	$91,400	$27,916

	Consumer & Other	1-4 Family Residential Real Estate	1-4 Family HELOC	Total
Pass (grades 1-5)	$8,457	$33,384	$33,567	$276,319
Substandard	175	5,220	1,786	10,301

Total	$8,632	$38,604	$35,353	$286,620

Credit quality indicators by class of loan were as follows at December 31, 2012:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development
Pass (grades 1-5)	$74,381	$96,840	$16,012
Special mention	116	987	—
Substandard	1,130	1,311	3,338

Total	$75,627	$99,138	$19,350

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Consumer Credit Exposure

Credit Risk Profile Based on Payment Activity

	Consumer & Other	1-4 Family Residential Real Estate	1-4 Family HELOC	Total
Pass (grades 1-5)	$10,122	$31,882	$40,135	$269,372
Special mention	—	—	—	1,103
Substandard	—	5,638	2,638	14,055

Total	$10,122	$37,520	$42,773	$284,530

Past due loan balances by class of loan were as follows at December 31, 2013:

	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater than 90 Days	Accruing Total Past Due
Commercial and industrial	$—	$—	$—	$—
Multi family and commercial real estate	—	—	—	—
Construction and land development	—	—	—	—
1-4 family residential real estate	—	—	—	—
1-4 family HELOC	—	—	—	—
Consumer	—	—	—	—
Other / loans secured by farmland	—	—	—	—

Total	$—	$—	$—	$—

	Current	Non Accrual Current Loans	Non Accrual Past Due Loans	Total Loans
Commercial and industrial	$83,963	$—	$752	$84,715
Multi family and commercial real estate	90,592	808	—	91,400
Construction and land development	27,916	—	—	27,916
1-4 family residential real estate	38,129	475	—	38,604
1-4 family HELOC	33,993	1,360	—	35,353
Consumer	8,155	—	175	8,330
Other / loans secured by farmland	302	—	—	302

Total	$283,050	$2,643	$927	$286,620

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Past due loan balances by class of loan were as follows at December 31, 2012:

	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater than 90 Days	Accruing Total Past Due
Commercial and industrial	$4	$—	$—	$4
Multi family and commercial real estate	—	—	—	—
Construction and land development	—	—	—	—
1-4 family residential real estate	—	—	—	—
1-4 family HELOC	—	—	—	—
Consumer	1	—	—	1
Other / loans secured by farmland	—	—	—	—

Total	$5	$—	$—	$5

	Current	Non Accrual Current Loans	Non Accrual Past Due Loans	Total Loans
Commercial and industrial	$74,615	$1,008	$—	$75,627
Multi family and commercial real estate	98,283	—	855	99,138
Construction and land development	18,165	1,185	—	19,350
1-4 family residential real estate	32,404	948	4,168	37,520
1-4 family HELOC	41,831	942	—	42,773
Consumer	9,819	—	—	9,820
Other / loans secured by farmland	302	—	—	302

Total	$275,419	$4,083	$5,023	$284,530

Troubled debt restructurings by class of loan were as follows for the year ended December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Troubled Debt Restructuring
Commercial and industrial	—	$—	$—
Multi family and commercial real estate	1	920	938
Construction and land development	—	—	—
1-4 family residential real estate	5	4,978	4,595
1-4 family HELOC	—	—	—
Consumer	—	—	—

Total	6	$5,898	$5,533

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Troubled debt restructurings by class of loan were as follows for the year ended December 31, 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investments	Post-Modification Outstanding Recorded Investments
Troubled Debt Restructuring
Commercial and industrial	—	$—	$—
Multi family and commercial real estate	1	1,147	532
Construction and land development	—	—	—
1-4 family residential real estate	1	237	237
1-4 family HELOC	1	335	335
Consumer	—	—	—

Total	3	$1,719	$1,104

The Bank charged-off $53 and $0 of loans against the allowance for loan losses as a result of loans that were modified as troubled debt restructurings during 2013 and 2012, respectively. The above modifications related to extending the amortization period of the loan, interest rate concessions, principal forgiveness, and payment modifications.

The Bank did not have any loans modified as troubled debt restructurings during 2013 or 2012 that subsequently defaulted in either of these years.

In the normal course of business the Bank will enter into various credit arrangements with its executive officers, directors and their affiliates. These arrangements generally take the form of commercial lines of credit, personal lines of credit, mortgage loans, term loans or revolving arrangements secured by personal residences. An analysis of the activity with respect to loans to related parties is as follows:

	2013	2012
Balance—January 1	$7,648	$7,818
New loans during the year	4,690	3,960
Repayments during the year	(2,895)	(4,130)

Balance—December 31	$9,443	$7,648

As of December 31, 2013 and 2012, none of these loans were restructured, nor were any related party loans charged off in 2013 or 2012.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES

The following table sets forth the Bank’s major categories of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2013 and 2012:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
2013
Assets
U. S. Treasury and other U. S. government agencies	$4,325	$—	$4,325	$—
State and municipal	30,274	—	30,274	—
Corporate bonds	1,004	—	1,004
Mortgage backed securities	10,860	—	10,860	—

2012
Assets
U. S. Treasury and other U. S. government agencies	$20,730	$—	$20,730	$—
State and municipal	9,934	—	9,934	—
Corporate bonds	1,974	—	1,974
Mortgage backed securities	4,713	—	4,713	—

The following table sets forth the Bank’s major categories of assets and liabilities measured at fair value on a nonrecurring basis, by level within the fair value hierarchy, as of December 31, 2013 and 2012:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
2013
Assets
Impaired loans	$3,908	$—	$—	$3,908
Other real estate owned	1,375	—	—	1,375

2012
Assets
Impaired loans	$6,660	$—	$—	$6,660
Other real estate owned	1,455	—	—	1,455

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which we have utilized Level 3 inputs to determine fair value at December 31, 2013:

	Fair Value	Valuation Techniques (1)	Significant Unobservable Outputs	Range (Weighted Average)
Impaired loans	$3,908	Appraisal	Estimated costs to sell	10%
Other real estate owned	$1,375	Appraisal	Estimated costs to sell	10%

(1)	The fair value is generally determined through independent appraisals of the underlying collateral, which may include Level 3 inputs that are not identifiable, or by using the discounted cash flow method if the loan is not collateral dependent.

Fair Value of Financial Instruments

Carrying amounts and estimated fair values of financial instruments at year end were as follows:

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$10,610	$10,610	$40,419	$40,419
Securities held to maturity	22,999	21,019	—	—
Securities available for sale	46,463	46,463	37,351	37,351
Loans, net	277,770	280,332	276,218	277,676
Mortgage loans held for sale	2,680	2,680	9,197	9,197
Accrued interest receivable	1,281	1,281	1,174	1,174
Prepaid FDIC insurance	—	—	342	342
Restricted equity securities	2,827	2,827	2,396	2,396
Cash surrender value of life insurance contracts	8,995	8,995	5,776	5,776
Financial liabilities:
Deposits	289,801	278,117	330,311	318,095
Accrued interest payable	53	53	61	61
Federal Home Loan Bank advances	55,000	55,377	15,000	15,470

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, prepaid FDIC insurance, restricted equity securities, demand deposits, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 5—LEASEHOLD IMPROVEMENTS AND EQUIPMENT

The detail of leasehold improvements and equipment at December 31 is as follows:

	2013	2012
Construction in progress	$14	$33
Leasehold improvements	3,682	3,613
Furniture, fixtures and equipment	3,504	3,435

	7,200	7,081
Less: accumulated depreciation	(3,620)	(3,005)

	$3,580	$4,076

Depreciation expense was $615 and $613 for 2013 and 2012, respectively.

NOTE 6—RESTRICTED EQUITY SECURITIES

The Bank owned the following restricted equity securities as of December 31:

	2013	2012
Federal Reserve Bank	$1,150	$1,120
Federal Home Loan Bank	1,677	1,276

	$2,827	$2,396

NOTE 7—GOODWILL AND CORE DEPOSIT INTANGIBLE

The following intangible assets were acquired from a 2009 business acquisition and are included on the Consolidated Balance Sheets as Other Assets:

	2013	2012
Goodwill	$773	$773

Amortized intangible assets:
Core deposit intangibles	$1,045	$1,045
Less: Accumulated amortization	(577)	(447)

	$468	$598

Amortization expense was $131 for 2013 and 2012.

Estimated amortization expense for each of the next five years at December 31, 2013 is as follows:

2014	$131
2015	131
2016	131
2017	75

Total	$468

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 8—DEPOSITS

Contractual maturities of time deposit accounts for the next five years at December 31, 2013 are as follows:

Maturity	Amount
2014	$52,952
2015	25,267
2016	3,040
2017	2,412
2018	865
Thereafter	—

$84,536

The aggregate amount of overdrafts reclassified as loans receivable was $23 and $364 at December 31, 2013 and 2012, respectively.

Deposits from principal officers, directors, and their affiliates at December 31, 2013 and 2012 were $4,994 and $6,257, respectively.

The Bank had deposits from one customer that accounted for approximately 5% and 7% of total deposits at December 31, 2013 and 2012, respectively.

NOTE 9—FEDERAL HOME LOAN BANK ADVANCES

At December 31, advances from the Federal Home Loan Bank were as follows:

	2013	2012
Maturities January 2014 through September 2018, fixed rates ranging from .12% to 2.99%	$55,000	$15,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $64,502 and $62,804 of first mortgage loans and home equity lines of credit at December 31, 2013 and 2012, respectively. The Bank’s additional borrowing capacity was $7,302 and $7,358 at December 31, 2013 and 2012, respectively.

Payment Information

Required payments over the next five years are:

2014	$30,000
2015	15,000
2016	5,000
2017	—
2018	5,000
Thereafter	—

Total	$55,000

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 10—BENEFIT PLANS

The Bank has a 401(k) benefit plan that allows employee contributions up to 100% of their compensation, subject to regulatory limitations. The Bank matches 100% of the first 3% contributed by the employee and 50% of the next 2% of the compensation contributed. Expense was $170 for 2013 and $139 for 2012.

NOTE 11—INCOME TAXES

The income tax expense consists of the following for the years ended December 31:

	2013	2012
Income tax expense:
Current	$550	$87
Deferred	1,191	1,152

Total provision for income tax expense	$1,741	$1,239

A reconciliation of the income tax expense for the years ended December 31, 2013 and 2012 from the “expected” tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes is as follows:

	2013	2012
Computed “expected” tax expense	$1,692	$1,167

(Increase) decrease in tax expense resulting from:
State tax expense, net of federal tax effect	207	141
Tax exempt interest	(126)	(20)
Disallowed interest	10	2
Incentive stock options	7	5
Cash surrender value of life insurance contracts	(74)	(69)
Meals and entertainment	15	13
Other	10	—

Total income tax expense (benefit)	$1,741	$1,239

During the years ended December 31, 2013 and 2012, an estimated future tax benefit (liability) of $1,119 and ($127) arose from unrealized gains on the available for sale securities element of comprehensive earnings.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 11—INCOME TAXES (CONTINUED)

Significant components of deferred tax assets as of December 31, 2013 and 2012 are as follows:

	2013	2012
Organizational and start-up costs	$170	$218
Allowance for loan losses	1,944	1,765
Loan fees	123	211
Other real estate	38	8
Premises and equipment	(114)	(232)
Net operating losses	12	1,120
Unrealized gains on available-for-sale securities	1,018	(101)
Non-accrual loans	125	310
Alternative minimum tax credit	45	45
Other	95	184

Total	$3,456	$3,528

State	$608	$734
Federal	2,848	2,794

Net deferred tax asset	$3,456	$3,528

At December 31, 2013, the Bank has state net operating loss carry forwards of approximately $260 that begin to expire in 2025. These carry forwards are available to offset future taxable income at the state level.

In assessing the future realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During 2013 and 2012, management determined that it was more likely than not that all of the deferred tax assets would be realized.

NOTE 12—STOCK ISSUANCE

Pursuant to a confidential private placement memorandum (“PPM”) dated October 31, 2011, the Bank offered a maximum of 1,600,000 shares of Class B common stock to a select group of accredited investors for an offering price of $7.50 per share. This offering terminated on June 29, 2012. The Bank issued 493,271 shares of Class B common stock under this PPM as of December 31, 2012 for total net proceeds of $3,144.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 13—STOCK RIGHTS AND PREFERENCES

The following chart describes the relative rights and preferences for Common Stock, Class A Common Stock, and Class B Common Stock.

	Common Stock	Class A Common Stock	Class B Common Stock
Voting Rights	Entitled to vote on all matters for which stockholder approval is required under Tennessee law	Entitled to vote only on any merger, share exchange, sale of substantially all the assets, voluntary dissolution or as required by law	Only entitled to vote as may be required by law

Dividends	If and when declared by our board of directors	3% premium on any dividends paid on our Common Stock	5% premium on any dividends paid on our Common Stock

Liquidation Rights	Entitled to distribution of assets on same basis as holders of Class A and Class B Common Stock	Entitled to distribution of assets on same basis as holders of Common Stock	Entitled to distribution of assets on same basis as holders of Common Stock

Conversion Rights	None	Entitled to convert to Common Stock on a 1:1 basis upon the sale of substantially all of the assets of the Bank or upon a change of control of the Bank	Entitled to convert to Common Stock on a 1:1 basis upon the sale of substantially all of the assets of the Bank or upon a change of control of the Bank or the merger of the Bank with and into another corporation

Par Value	$1.00 per share	$1.00 per share	$1.00 per share

During 2013, the Bank’s charter was amended to reclassify all outstanding shares of Class A Common Stock and Class B Common Stock into an equal number of shares of Common Stock.

NOTE 14—STOCK-BASED COMPENSATION

The Bank has a share based compensation plan as described below. Total compensation expense for the plan was $22 for 2013 and $16 for 2012.

The Bank’s 2006 Reliant Bank Stock Option Plan (as subsequently amended in 2007 and 2009, referred to as the stock option plan or the Plan), which is stockholder-approved, permits the grant of share options to its employees, directors and organizers for up to 600,000 shares of common stock. The Bank believes that such awards better align the interests of its employees with those of its stockholders. Employee awards are generally granted with an exercise price equal to the market price of the Bank’s common stock at the date of grant; those option awards have a vesting period of four years and have a 10-year contractual term. Director and organizer grants are made at an exercise price equal to the market price of the Bank’s common stock at the date of the grant, vest immediately and have a 10-year contractual term.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 14—STOCK-BASED COMPENSATION (CONTINUED)

The Bank assigns discretion to its Board of Directors to make grants either as qualified incentive stock options or as non-qualified stock options. All employee grants are intended to be treated as qualified incentive stock options. All other grants are expected to be treated as non-qualified.

During 2013, the Bank granted 1,500 stock options to one employee. These stock options have an exercise price of $8.00. These options were granted as qualified stock options by the Bank’s Board of Directors and vest over four years.

During 2012, the Bank granted 16,750 stock options to its employees. These options have an exercise price of $7.50. These options were granted as qualified stock options by the Bank’s Board of Directors and vest over four years.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the table below. Expected stock price volatility is based on historical volatilities of a peer group. The Bank uses historical data to estimate option exercise and post-vesting termination behavior.

The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2013	2012
Risk-free interest rate	2.81%	1.92%
Expected term	10 years	10 years
Expected stock price volatility	25.00%	25.00%
Dividend yield	2.50%	0.00%

The weighted average fair value of options granted was $1.57 and $2.77 for 2013 and 2012, respectively.

A summary of the activity in the stock option plans for 2013 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2013	403,515	$10.62	3.81
Granted	1,500	8.00	9.92
Exercised	—	—	—
Forfeited or expired	3,750	9.57	—

Outstanding at December 31, 2013	401,265	$10.62	2.81
Exercisable at December 31, 2013	385,328	$10.65	2.92

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 14—STOCK-BASED COMPENSATION (CONTINUED)

	Shares	Weighted Average Grant-Date Fair Value
Non-vested options—beginning of year	28,262	$2.79
Granted	1,500	1.57
Vested	(10,075)	2.68
Forefeited/expired	(3,750)	2.36

Non-vested options—end of year	15,937

As of December 31, 2013, there was $29 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.68 years.

NOTE 15—REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by the federal and state banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2013 and 2012, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2013 and 2012, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts and ratios are presented below as of December 31, 2013 and 2012.

	Actual Regulatory Capital		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2013:
Tier I leverage	$38,845	10.26%	$15,149	4%	$18,936	5%
Tier I risk-based capital	$38,845	12.66%	$12,277	4%	$18,415	6%
Total risk-based capital	$42,739	13.93%	$24,553	8%	$30,692	10%

2012:
Tier I leverage	$34,591	9.87%	$14,019	4%	$17,523	5%
Tier I risk-based capital	$34,591	11.67%	$11,856	4%	$17,785	6%
Total risk-based capital	$38,345	12.94%	$23,706	8%	$29,633	10%

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 16—COMMITMENTS AND CONTINGENCIES

The Bank has federal funds lines at other financial institutions with availability totaling $21,800 and $18,300 at December 31, 2013 and 2012, respectively. The Bank did not have an outstanding balance under these federal funds lines as of December 31, 2013 and 2012. The Bank also has an unsecured line of credit at IDC Deposits with availability of $20,000. The Bank did not have an outstanding balance under this line of credit at December 31, 2013 or 2012.

Under employment agreements with the President, Chief Operating and Chief Financial Officer, Chief Lending Officer and Chief Credit Officer, upon the occurrence of an “Event of Termination” as defined by the agreements, the Bank has an obligation to pay each of the four executive officers lump sum payments as defined in the agreements.

NOTE 17—LEASES

The Bank’s principal offices are located at 1736 Carothers Parkway in Brentwood, Tennessee in Williamson County. The Bank leases these offices from a related third party but owns the leasehold improvements.

The Bank leases additional offices for its operation center and branch at 101 Creekstone Boulevard in Franklin, Tennessee from a related third party but owns the leasehold improvements. The Bank leases office space for its branches at 6005 Nolensville Road in Nashville, Tennessee, 5109 Peter Taylor Park Drive in Brentwood, Tennessee, 4108 Hillsboro Pike in Nashville, Tennessee and 711 East Main Street in Hendersonville, TN from an unrelated third party.

A summary of the Bank’s leased facilities (other than month-to-month agreements) follows:

Property Description	Base Lease Expiration Date	Base Lease Term With Renewal Periods	Escalation Clause
1736 Carothers Parkway	February 28, 2017	25 years	3% annually

6005 Nolensville Road	September 30, 2018	20 years	none

5109 Peter Taylor Park Drive	July 31, 2016	17 years	3% annually

4108 Hillsboro Pike	November 30, 2021	27 years	10% after 5th year of initial term

101 Creekstone Boulevard	March 31, 2020	20 years	Consumer Price Index with a cap of 2% annually

711 East Main Street, Suite 105	October 31, 2017	5 years	2.5% annually

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 17—LEASES (CONTINUED)

The Bank has classified all leases as operating lease agreements for office space, copiers, and an automobile. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Year Ending December 31,
2014	$1,613
2015	1,618
2016	1,570
2017	1,062
2018	930
Thereafter	1,551

Total	$8,344

Total rent expense under the leases amounted to $1,722 and $1,750, respectively, during the years ended December 31, 2013 and 2012.

NOTE 18—RELATED PARTY TRANSACTIONS

The main office, operations center, and Franklin branch are leased from Corporations in which owners in the Corporations serve as members of the Bank’s Board of Directors. The amounts paid under these leases approximated $949 and $1,021 during the years ended December 31, 2013 and 2012, respectively.

Rent commitments, before considering renewal options that generally are present, were as follows:

Year Ending December 31,
2014	$972
2015	996
2016	1,021
2017	627
2018	555
Thereafter	708

Total	$4,879

NOTE 19—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection lines, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2013 AND 2012

(Dollar amounts in thousands except per share amounts)

NOTE 19—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The contractual amounts of financial instruments with off-balance-sheet risk at December 31, 2013 and 2012 were as follows:

	2013	2012
Unused lines of credit:
Fixed	$7,110	$15,687
Variable	43,479	32,766
Standby letters of credit	4,090	2,545

Total	$54,679	$50,998

RELIANT BANK

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013

(Dollar amounts in thousands except par value)

	September 30, 2014	December 31, 2013
ASSETS
Cash and due from banks, including reserve requirements of $1,557 and $2,632, respectively	$14,937	$10,610
Federal funds sold	199	59

Total cash and cash equivalents	15,136	10,669
Securities held to maturity (fair value $22,082 and $21,019, respectively)	22,961	22,999
Securities available for sale	54,819	46,463
Loans, net	294,003	277,770
Mortgage loans held for sale	38,975	2,680
Accrued interest receivable	1,433	1,281
Leasehold improvements and equipment, net	3,338	3,580
Restricted equity securities, at cost	3,195	2,827
Other real estate, net	1,224	1,375
Cash surrender value of life insurance contracts	11,262	8,995
Deferred tax assets, net	1,055	3,456
Other assets	4,036	2,480

TOTAL ASSETS	$451,437	$384,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Demand	$53,243	$38,931
Interest-bearing demand	52,323	52,852
Savings and money market deposit accounts	120,954	113,482
Time, $100,000 or less	9,787	17,994
Time, over $100,000	111,237	66,542

Total deposits	347,544	289,801
Accrued interest payable	70	53
Federal Home Loan Bank advances	60,000	55,000
Other liabilities	781	739

TOTAL LIABILITIES	408,395	345,593

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; 10,000,000 shares authorized; 3,910,191 shares issued and outstanding	3,910	3,910
Additional paid-in capital	38,944	38,925
Retained earnings (accumulated deficit)	701	(2,212)
Accumulated other comprehensive loss	(513)	(1,641)

TOTAL STOCKHOLDERS’ EQUITY	43,042	38,982

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$451,437	$384,575

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Dollar amounts in thousands except per share amounts)

(Unaudited)

	2014	2013
INTEREST INCOME
Interest and fees on loans	$11,340	$11,593
Interest on investment securities	1,258	949
Federal funds sold and other	124	119

TOTAL INTEREST INCOME	12,722	12,661

INTEREST EXPENSE
Deposits:
Demand	121	226
Savings and money market deposit accounts	255	343
Time	578	669
Federal Home Loan Bank advances and other	266	211

TOTAL INTEREST EXPENSE	1,220	1,449

NET INTEREST INCOME	11,502	11,212
PROVISION FOR LOAN LOSSES	(1,250)	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,752	11,212

NONINTEREST INCOME
Service charges on deposit accounts	446	442
Gains on mortgage loans sold, net	1,274	1,414
Gains on securities transactions, net (reclassified from other comprehensive income)	116	25
Gain (losses) on sales of other real estate	(8)	103
Other	302	206

TOTAL NONINTEREST INCOME	2,130	2,190

NONINTEREST EXPENSES
Salaries and employee benefits	7,102	5,555
Occupancy	1,938	1,863
Data processing	1,005	931
Advertising and public relations	334	113
Audit, legal and consulting	532	359
Federal deposit insurance	193	283
Provision for losses on other real estate	52	40
Other operating	708	1,026

TOTAL NONINTEREST EXPENSES	11,864	10,170

INCOME BEFORE PROVISION FOR INCOME TAXES	3,018	3,232
INCOME TAX EXPENSE	1,432	1,311

CONSOLIDATED NET INCOME	1,586	1,921

NONCONTROLLING INTEREST IN NET LOSS OF SUBSIDIARY	1,327	446

NET INCOME ATTRIBUTABLE TO RELIANT BANK	$2,913	$2,367

Basic net income attributable to Reliant Bank per common share available to common stockholders	$0.74	$0.61
Diluted net income attributable to Reliant Bank per common share available to common stockholders	$0.73	$0.60

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Dollar amounts in thousands)

(Unaudited)

	September 30, 2014	September 30, 2013
Consolidated net income	$1,586	$1,921
Other comprehensive income (loss)
Net unrealized gains (losses) on available-for-sale securities, net of tax expense (benefit) of $785 and $(911) for 2014 and 2013, respectively	1,268	(1,716)
Reclassification adjustment for gains included in net income, net of tax of $44 and $10 for 2014 and 2013, respectively	(72)	(15)
Unrealized loss on derivatives	(97)	—
Amortization of unrealized holding loss related to transfer of securities from available for sale to held to maturity, net of deferred taxes of $18 and $7 for 2014 and 2013, respectively	29	11

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,128	(1,720)

TOTAL COMPREHENSIVE INCOME	$2,713	$201

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Dollar amounts in thousands)

(Unaudited)

									ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	NONCONTROLLING INTEREST	TOTAL
			CLASS A		CLASS B		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
	COMMON STOCK		COMMON STOCK		COMMON STOCK
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
BALANCE—JANUARY 1, 2013	2,493,612	$2,494	729,816	$730	687,363	$687	$38,924	$(4,672)	$162	$—	$38,325
Stock based compensation expense	—	—	—	—	—	—	20	—	—	—	20
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	—	446	446
Net income (loss)	—	—	—	—	—	—	—	2,367	—	(446)	1,921
Other comprehensive loss	—	—	—	—	—	—	—	—	(1,720)	—	(1,720)

BALANCE—SEPTEMBER 30, 2013	2,493,612	$2,494	729,816	$730	687,363	$687	$38,944	$(2,305)	$(1,558)	$—	$38,992

BALANCE—JANUARY 1, 2014	3,910,191	$3,910	—	$—	—	$—	$38,925	$(2,212)	$(1,641)	$—	$38,982
Stock based compensation expense	—	—	—	—	—	—	21	—	—	—	21
Equity issuance costs	—	—	—	—	—	—	(2)	—	—	—	(2)
Noncontrolling interest contributions	—	—	—	—	—	—	—	—	—	1,327	1,327
Net income (loss)	—	—	—	—	—	—	—	2,913	—	(1,327)	1,586
Other comprehensive income	—	—	—	—	—	—	—	—	1,128	—	1,128

BALANCE—SEPTEMBER 30, 2014	3,910,191	$3,910	—	$—	—	$—	$38,944	$701	$(513)	$—	$43,042

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Dollar amounts in thousands)

(Unaudited)

	September 30, 2014	September 30, 2013
OPERATING ACTIVITIES
Consolidated net income	$1,586	$1,921
Adjustments to reconcile consolidated net income to net cash provided by (used in) operating activities:
Provision for loan losses	(1,250)	—
Deferred income taxes	1,642	1,341
Depreciation and amortization of premises and equipment	428	462
Net amortization of securities	294	268
Net realized gains on sales of securities	(116)	(25)
Stock-based compensation expense	21	20
Equity issuance costs	(2)	—
(Gains) losses on sales of other real estate	8	(103)
Provision for losses on other real estate	52	40
Decrease (increase) in cash surrender value of life insurance contracts	(267)	147
Mortgage loans originated for resale	(72,122)	(44,910)
Proceeds from sale of mortgage loans	35,827	48,382
Amortization of core deposit intangible	98	98
Change in:
Accrued interest receivable	(152)	(125)
Prepaid FDIC insurance	—	342
Other assets	(1,654)	71
Accrued interest payable and other liabilities	(38)	(393)

TOTAL ADJUSTMENTS	(37,231)	5,615

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(35,645)	7,536

INVESTING ACTIVITIES
Activities in available-for-sale securities
Purchases	(18,782)	(47,407)
Sales	10,561	6,061
Maturities, prepayments and calls	1,623	9,315
Maturities, prepayments and calls of held to maturity securities	86	83
Purchases of restricted equity securities	(368)	(131)
Loan originations and payments, net	(14,983)	(8,635)
Purchase of leasehold improvements, equipment and software	(199)	(115)
Proceeds from sale of premises, equipment and software	13	2
Proceeds from sales of other real estate	91	894
Purchase of life insurance contracts	(2,000)	(294)

NET CASH USED IN INVESTING ACTIVITIES	(23,958)	(40,227)

FINANCING ACTIVITIES
Net change in deposits	57,743	(18,659)
Proceeds from (repayments on) Federal Home Loan Bank advances, net	5,000	22,000
Noncontrolling interest contributions	1,327	446

NET CASH PROVIDED BY FINANCING ACTIVITIES	64,070	3,787

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,467	(28,904)
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	10,669	40,419

CASH AND CASH EQUIVALENTS—END OF YEAR	$15,136	$11,515

See accompanying notes to consolidated financial statements

RELIANT BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Dollar amounts in thousands)

(Unaudited)

	September 30, 2014	September 30, 2013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$1,203	$1,457
Taxes	$111	$111
Non-cash investing and financing activities:
Non-cash transfers from loans to other real estate	$—	$791
Change in unrealized gain (losses) on securities available-for-sale	$1,936	$(2,652)

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

The accounting and reporting policies of Reliant Bank and Subsidiaries (“the Bank”) conform to U.S. generally accepted accounting principles and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all such adjustments are of a normal recurring nature. It is suggested that these interim consolidated financial statements and notes be read in conjunction with the audited financial statements and notes included elsewhere in this Form S-4.

NOTE 2—SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive loss at September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S. government agencies	$4,760	$1	$(201)	$4,560
State and municipal	39,100	377	(364)	39,113
Corporate bonds	1,000	12	—	1,012
Mortgage backed securities	10,319	78	(263)	10,134

Total	$55,179	$468	$(828)	$54,819

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S. government agencies	$4,766	$—	$(441)	$4,325
State and municipal	31,666	120	(1,512)	30,274
Corporate bonds	1,000	8	(4)	1,004
Mortgage backed securities	11,327	37	(504)	10,860

Total	$48,759	$165	$(2,461)	$46,463

The amortized cost and fair value of held to maturity securities and the related gross unrealized gains and losses at September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S. government agencies	$21,021	$1	$(911)	$20,111
Corporate bonds	1,940	35	(4)	1,971

Total	$22,961	$36	$(915)	$22,082

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 2—SECURITIES (CONTINUED)

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Treasury and other U. S. government agencies	$21,068	$—	$(1,895)	$19,173
Corporate bonds	1,931	—	(85)	1,846

Total	$22,999	$—	$(1,980)	$21,019

Securities pledged at September 30, 2014 and December 31, 2013 had a carrying amount of $32,300 and $32,213, respectively, and were pledged to collateralize Federal Home Loan Bank advances, Federal Reserve advances and municipal deposits.

At September 30, 2014 and December 31, 2013, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies or U.S. Government sponsored entities, in an amount greater than 10% of stockholders’ equity.

The fair value of held to maturity and available for sale debt securities at September 30, 2014 by contractual maturity are provided below. Securities not due at a single maturity date, primarily mortgage backed securities, are shown separately.

	Held To Maturity		Available For Sale
	Carrying Value	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one to five years	$494	$498	$2,501	$2,515
Due in five to ten years	1,684	1,658	13,394	13,303
Due after ten years	20,783	19,926	28,965	28,867
Mortgage backed securities	—	—	10,319	10,134

	$22,961	$22,082	$55,179	$54,819

The following table shows available for sale securities with unrealized losses and their estimated fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2014 and December 31, 2013:

	September 30, 2014
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$—	$—	$4,282	$201	$4,282	$201
State and municipal	7,379	66	12,078	298	19,457	364
Corporate bonds	—	—	—	—	—	—
Mortgage backed securities	—	—	5,799	263	5,799	263

Total temporarily impaired	$7,379	$66	$22,159	$762	$29,538	$828

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 2—SECURITIES (CONTINUED)

	December 31, 2013
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$4,325	$441	$—	$—	$4,325	$441
State and municipal	20,620	1,180	3,432	332	24,052	1,512
Corporate bonds	496	4	—	—	496	4
Mortgage backed securities	9,968	504	—	—	9,968	504

Total temporarily impaired	$35,409	$2,129	$3,432	$332	$38,841	$2,461

The following table shows held to maturity securities with unrealized losses and their estimated fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of September 30, 2014 and December 31, 2013:

	September 30, 2014
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$—	$—	$19,878	$911	$19,878	$911
Corporate bonds	—	—	493	4	493	4

Total temporarily impaired	$—	$—	$20,371	$915	$20,371	$915

	December 31, 2013
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Description of Securities
U. S. Treasury and other U. S. government agencies	$18,312	$1,776	$861	$119	$19,173	$1,895
Corporate bonds	1,434	51	412	34	1,846	85

Total temporarily impaired	$19,746	$1,827	$1,273	$153	$21,019	$1,980

Management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline. There were 81 securities that were in an unrealized loss position as of September 30, 2014.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at September 30, 2014 and December 31, 2013 were comprised as follows:

	September 30, 2014	December 31, 2013
Commercial	$72,791	$84,715
Real estate
Residential	77,363	73,957
Commercial	103,576	91,400
Construction	37,526	27,916
Consumer	10,323	8,330
Other	300	302

	301,879	286,620
Less
Deferred loan fees	326	320
Allowance for possible loan losses	7,550	8,530

Loans, net	$294,003	$277,770

Activity in the allowance for loan losses by portfolio segment was as follows for the nine months ended September 30, 2014:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses
Beginning balance	$2,138	$1,581	$553	$1,071
Charge-offs	(9)	—	—	—
Recoveries	134	47	110	96
Provision	(798)	207	89	(500)

Ending balance	$1,465	$1,835	$752	$667

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses
Beginning balance	$865	$257	$13	$2,052	$8,530
Charge-offs	—	(128)	—	—	(137)
Recoveries	20	—	—	—	407
Provision	(231)	49	(12)	(54)	(1,250)

Ending balance	$654	$178	$1	$1,998	$7,550

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Activity in the allowance for loan losses by portfolio segment was as follows for the nine months ended September 30, 2013:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses
Beginning balance	$1,318	$1,467	$339	$2,319
Charge-offs	(41)	—	—	(53)
Recoveries	197	92	87	266
Provision	(38)	203	133	(891)

Ending balance	$1,436	$1,762	$559	$1,641

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses
Beginning balance	$1,366	$48	$2	$901	$7,760
Charge-offs	(75)	(16)	—	—	(185)
Recoveries	348	1	—	—	991
Provision	(750)	44	(1)	1,300	—

Ending balance	$889	$77	$1	$2,201	$8,566

The allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of September 30, 2014 was as follows:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses
Individually evaluated for impairment	$222	$49	$—	$119
Collectively evaluated for impairment	1,243	1,786	752	548

Total	$1,465	$1,835	$752	$667

Loans
Individually evaluated for impairment	$1,760	$1,252	$—	$5,643
Collectively evaluated for impairment	71,031	102,324	37,526	32,617

Total	$72,791	$103,576	$37,526	$38,260

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses
Individually evaluated for impairment	$187	$—	$—	$—	$577
Collectively evaluated for impairment	467	178	1	1,998	6,973

Total	$654	$178	$1	$1,998	$7,550

Loans
Individually evaluated for impairment	$2,206	$—	$—		$10,861
Collectively evaluated for impairment	36,897	10,323	300		291,018

Total	$39,103	$10,323	$300		$301,879

The allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2013 was as follows:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development	1-4 Family Residential Real Estate
Allowance for loan losses
Individually evaluated for impairment	$679	$—	$—	$477
Collectively evaluated for impairment	1,459	1,581	553	594

Total	$2,138	$1,581	$553	$1,071

Loans
Individually evaluated for impairment	$1,604	$1,244	$272	$5,220
Collectively evaluated for impairment	83,111	90,156	27,644	33,384

Total	$84,715	$91,400	$27,916	$38,604

	1-4 Family HELOC	Consumer	Other	Unallocated	Total
Allowance for loan losses
Individually evaluated for impairment	$195	$175	$—	$—	$1,526
Collectively evaluated for impairment	670	82	13	2,052	7,004

Total	$865	$257	$13	$2,052	$8,530

Loans
Individually evaluated for impairment	$1,786	$175	$—		$10,301
Collectively evaluated for impairment	33,567	8,155	302		276,319

Total	$35,353	$8,330	$302		$286,620

The Bank did not have any loans acquired with deteriorated credit quality at September 30, 2014 or December 31, 2013.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Risk characteristics relevant to each portfolio segment are as follows:

Commercial and industrial: The commercial and industrial loan portfolio segment includes commercial and industrial loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers’ business operations. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Multi-family and commercial real estate: Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.

Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Bank’s exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Bank also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting the market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Non-owner occupied commercial real estate loans are loans secured by multifamily and commercial properties where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. These loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail properties. Owner-occupied commercial real estate loans are loans where the primary source of repayment is the cash flow from the ongoing operations and business activities conducted by the party, or affiliate of the party, who owns the property.

Construction and land development: Loans for non-owner-occupied real estate construction or land development are generally repaid through cash flow related to the operation, sale or refinance of the property. The Bank also finances construction loans for owner-occupied properties. A portion of the Bank’s construction and land portfolio segment is comprised of loans secured by residential product types (residential land and single-family construction). With respect to construction loans to developers and builders that are secured by non-owner occupied properties that the Bank may originate from time to time, the Bank generally requires the borrower to have had an existing relationship with the Bank and have a proven record of success. Construction and land development loans are underwritten utilizing feasibility

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates, market sales activity, and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

1-4 family residential real estate: Residential real estate loans represent loans to consumers or investors to finance a residence. These loans are typically financed on 15 to 30 year amortization terms, but generally with shorter maturities of 5 to 15 years. Many of these loans are extended to borrowers to finance their primary or secondary residence. Loans to an investor secured by a 1-4 family residence will be repaid from either the rental income from the property or from the sale of the property. This loan segment also includes closed-end home equity loans which are secured by a first or second mortgage on the borrower’s residence. This allows customers to borrow against the equity in their home. Loans in this portfolio segment are underwritten and approved based on a number of credit quality criteria including limits on maximum Loan-to-Value (LTV), minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment.

1-4 family HELOC: This loan segment includes open-end home equity loans which are secured by a first or second mortgage on the borrower’s residence. This allows customers to borrow against the equity in their home utilizing a revolving line of credit. These loans are underwritten and approved based on a number of credit quality criteria including limits on maximum LTV, minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment. Because of the revolving nature of these loans as well as the fact that many represent second mortgages, this portfolio segment can contain more risk than the amortizing 1-4 family residential real estate loans.

Consumer: The consumer loan portfolio segment includes non-real estate secured direct loans to consumers for household, family, and other personal expenditures. Consumer loans may be secured or unsecured and are usually structured with short or medium term maturities. These loans are underwritten and approved based on a number of consumer credit quality criteria including limits on maximum LTV on secured consumer loans, minimum credit scores, and maximum debt to income. Many traditional forms of consumer installment credit have standard monthly payments and fixed repayment schedules of one to five years. These loans are made with either fixed or variable interest rates that are based on specific indices. Installment loans fill a variety of needs, such as financing the purchase of an automobile, a boat, a recreational vehicle, or other large personal items, or for consolidating debt. These loans may be unsecured or secured by an assignment of title, as in an automobile loan, or by money in a bank account. In addition to consumer installment loans this portfolio segment also includes secured and unsecured personal lines of credit as well as overdraft protection lines. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Non-accrual loans by class of loan were as follows at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Commercial and Industrial	$222	$752
Multi Family and Commercial Real Estate	834	808
1-4 Family Residential Real Estate	451	475
1-4 Family HELOC	1,353	1,360
Consumer	—	175

Total	$2,860	$3,570

Individually impaired loans by class of loans were as follows at September 30, 2014 and December 31, 2013:

September 30, 2014	Unpaid Principal Balance	Recorded Investment with no Allowance Recorded	Recorded Investment with Allowance Recorded	Total Recorded Investment	Related Allowance
Commercial and Industrial	$2,816	$1,538	$222	$1,760	$222
Multi Family and Commercial Real Estate	1,414	500	752	1,252	49
1-4 Family Residential Real Estate	5,718	5,374	269	5,643	119
1-4 Family HELOC	2,873	1,442	764	2,206	187

Total	$12,821	$8,854	$2,007	$10,861	$577

December 31, 2013	Unpaid Principal Balance	Recorded Investment with no Allowance Recorded	Recorded Investment with Allowance Recorded	Total Recorded Investment	Related Allowance
Commercial and Industrial	$1,885	$852	$752	$1,604	$679
Multi Family and Commercial Real Estate	1,371	1,244	—	1,244	—
Construction and Land Development	272	272	—	272	—
1-4 Family Residential Real Estate	5,276	995	4,225	5,220	477
1-4 Family HELOC	1,891	1,504	282	1,786	195
Consumer	175	—	175	175	175

Total	$10,870	$4,867	$5,434	$10,301	$1,526

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The average balances of impaired loans for the nine months ended September 30, 2014 and 2013 were as follows:

	2014	2013
Commercial and Industrial	$1,682	$995
Multi Family and Commercial Real Estate	1,248	1,289
Construction and Land Development	136	1,895
1-4 Family Residential Real Estate	5,432	5,436
1-4 Family HELOC	1,996	2,264
Consumer	88	—

Total	$10,582	$11,879

Interest income recognized on these loans was not material for the nine months ended September 30, 2014 or 2013.

The Bank utilizes a risk grading system to monitor the credit quality of the Bank’s commercial loan portfolio which consists of commercial and industrial, commercial real estate and construction loans. Loans are graded on a scale of 1 to 9. Grades 1—5 are pass credits, grade 6 is special mention, grade 7 is substandard, grade 8 is doubtful and grade 9 is loss. A description of the risk grades are as follows:

Grade 1—Minimal Risk (Pass)

This grade includes loans to borrowers with a strong financial position and history of profits and cash flows sufficient to service the debt. These borrowers have well defined sources of primary/secondary repayment, conservatively leveraged balance sheets and the ability to access a wide range of financing alternatives. Collateral securing these loans is negotiable, of sufficient value and in possession of the Bank. Risk of loss is unlikely.

Grade 2—High Quality (Pass)

This grade includes loans to borrowers with a strong financial condition reflecting dependable net profits and cash flows. The borrower has verifiable liquid net worth providing above average asset protection. An identifiable market exits for the collateral. Risk of loss is unlikely.

Grade 3—Above Average (Pass)

This grade includes loans to borrowers with a balance sheet that reflects a comfortable degree of leverage and liquidity. Borrowers are profitable and have a sustained record of servicing debt. An identifiable market exits for the collateral, but liquidation could take up to one year. Risk of loss is unlikely.

Grade 4—Average (Pass)

This grade includes loans to borrowers with a financial condition that is satisfactory and comparable to industry standards. The borrower has verifiable net worth, providing over time, average asset protection. Borrower cash flows are sufficient to satisfy debt service requirements. Risk of loss is below average.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Grade 5—Acceptable (Management Attention) (Pass)

This grade includes loans to borrowers whose loans are performing, but sources of repayment are not documented by the current credit analysis. There are some declining trends in margins, ratios and/or cash flow. Guarantor(s) have strong net worth(s), but assets may be concentrated in real estate or other illiquid investments. Risk of loss is average.

Grade 6—Special Mention

Special mention assets have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the Bank’s position at some future date. These assets pose elevated risk, but their weakness does not yet justify a substandard classification. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices. The special mention rating is designed to identify a specific level of risk and concern about asset quality. Although a special mention asset has a higher probability of default than a pass asset, its default is not imminent.

Grade 7—Substandard

A “substandard” extension of credit is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Extensions of credit so classified should have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard credits, does not have to exist in individual extensions of credit classified substandard. Substandard assets have a high probability of payment default, or they have other well-defined weaknesses. They require more intensive supervision by Bank management. Substandard assets are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates.

Grade 8—Doubtful

An extension of credit classified “doubtful” has all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage of and strengthen the credit, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceedings, capital injection, perfecting liens on additional collateral, or refinancing plans. Generally, the doubtful classification should not extend for a long period of time because in most cases the pending factors or events that warranted the doubtful classification should be resolved either positively or negatively in a reasonable period of time.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Grade 9—Loss

Extensions of credit classified “loss” are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the credit has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Amounts classified loss should be promptly charged off. The Bank will not attempt long term recoveries while the credit remains on the Bank’s books. Losses should be taken in the period in which they surface as uncollectible. With loss assets, the underlying borrowers are often in bankruptcy, have formally suspended debt repayments, or have otherwise ceased normal business operations. Once an asset is classified loss, there is little prospect of collecting either its principal or interest.

Consumer purpose loans are initially assigned a default loan grade of 99 (Pass) and are risk graded (Grade 6, 7, or 8) according to delinquency status when applicable.

Credit quality indicators by class of loan were as follows at September 30, 2014:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development
Pass (grades 1-5)	$71,759	$102,324	$37,526
Substandard	1,032	1,252	—

Total	$72,791	$103,576	$37,526

	Consumer and Other	1-4 Family Residential Real Estate	1-4 Family HELOC	Total
Pass (grades 1-5)	$10,623	$36,579	$36,897	$295,708
Substandard	—	1,681	2,206	6,171

Total	$10,623	$38,260	$39,103	$301,879

Credit quality indicators by class of loan were as follows at December 31, 2013:

	Commercial and Industrial	Multi Family and Commercial Real Estate	Construction and Land Development
Pass (grades 1-5)	$83,111	$90,156	$27,644
Substandard	1,604	1,244	272

Total	$84,715	$91,400	$27,916

	Consumer and Other	1-4 Family Residential Real Estate	1-4 Family HELOC	Total
Pass (grades 1-5)	$8,457	$33,384	$33,567	$276,319
Substandard	175	5,220	1,786	10,301

Total	$8,632	$38,604	$35,353	$286,620

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Past due loan balances by class of loan were as follows at September 30, 2014:

	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater than 90 Days	Accruing Total Past Due
Commercial and industrial	$—	$—	$—	$—
Multi family and commercial real estate	—	—	—	—
Construction and land development	—	—	—	—
1-4 family residential real estate	627	—	—	627
1-4 family HELOC	—	—	—	—
Consumer	54	—	—	54
Other	—	—	—	—

Total	$681	$—	$—	$681

	Current	Non Accrual Current Loans	Non Accrual Past Due Loans	Total Loans
Commercial and industrial	$72,569	$222	$—	$72,791
Multi family and commercial real estate	102,742	752	82	103,576
Construction and land development	37,526	—	—	37,526
1-4 family residential real estate	37,809	451	—	38,260
1-4 family HELOC	37,750	1,353	—	39,103
Consumer	10,323	—	—	10,323
Other	300	—	—	300

Total	$299,019	$2,778	$82	$301,879

Past due loan balances by class of loan were as follows at December 31, 2013:

	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater than 90 Days	Accruing Total Past Due
Commercial and industrial	$—	$—	$—	$—
Multi family and commercial real estate	—	—	—	—
Construction and land development	—	—	—	—
1-4 family residential real estate	—	—	—	—
1-4 family HELOC	—	—	—	—
Consumer	—	—	—	—
Other	—	—	—	—

Total	$—	$—	$—	$—

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 3—LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	Current	Non Accrual Current Loans	Non Accrual Past Due Loans	Total Loans
Commercial and industrial	$83,963	$—	$752	$84,715
Multi family and commercial real estate	90,592	808	—	91,400
Construction and land development	27,916	—	—	27,916
1-4 family residential real estate	38,129	475	—	38,604
1-4 family HELOC	33,993	1,360	—	35,353
Consumer	8,155	—	175	8,330
Other / loans secured by farmland	302	—	—	302

Total	$283,050	$2,643	$927	$286,620

There were no loans that were past due 90 days or more and still accruing interest at September 30, 2014 or December 31, 2013.

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES

Financial accounting standards relating to fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Bank has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by the observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis:

Securities available for sale: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The Bank obtains fair value measurements for securities available for sale from an independent pricing service. The fair value measurements consider observable data that may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, cash flows and reference data, including market research publications, among other things.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on the present value of expected payments using the loan’s effective rate as the discount rate or recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other real estate: The fair value of other real estate is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

There were no changes in valuation methodologies used during the nine months ended September 30, 2014.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Bank’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

The following table sets forth assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2014 and December 31, 2013:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2014
Assets
U. S. Treasury and other U. S. government agencies	$4,560	$—	$4,560	$—
State and municipal	39,113	—	39,113	—
Corporate bonds	1,012	—	1,012	—
Mortgage backed securities	10,134	—	10,134	—
Liabilities
Interest rate swap	$97	$—	$97	$—
December 31, 2013
Assets
U. S. Treasury and other U. S. government agencies	$4,325	$—	$4,325	$—
State and municipal	30,274	—	30,274	—
Corporate bonds	1,004	—	1,004	—
Mortgage backed securities	10,860	—	10,860	—

The following table sets forth assets and liabilities measured at fair value on a nonrecurring basis, by level within the fair value hierarchy, as of September 30, 2014 and December 31, 2013:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2014
Assets
Impaired loans	$1,430	$—	$—	$1,430
Other real estate	1,224	—	—	1,224

December 31, 2013
Assets
Impaired loans	$3,908	$—	$—	$3,908
Other real estate	1,375	—	—	1,375

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which we have utilized Level 3 inputs to determine fair value at September 30, 2014 and December 31, 2013:

	Valuation Techniques (1)	Significant Unobservable Outputs	Range (Weighted Average)
Impaired loans	Appraisal	Estimated costs to sell	10%
Other real estate	Appraisal	Estimated costs to sell	10%

(1)	The fair value is generally determined through independent appraisals of the underlying collateral, which may include Level 3 inputs that are not identifiable, or by using the discounted cash flow method if the loan is not collateral dependent.

Carrying amounts and estimated fair values of financial instruments, by level within the fair value hierarchy, at September 30, 2014 were as follows:

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$15,136	$15,136	$15,136	$—	$—
Securties held to maturity	22,961	22,082	—	22,082	—
Securities available for sale	54,819	54,819	—	54,819	—
Loans, net	294,003	304,293	—	—	304,293
Mortgage loans held for sale	38,975	38,975	—	—	38,975
Accrued interest receivable	1,433	1,433	—	1,433	—
Restricted equity securities	3,195	3,195	—	3,195	—
Financial liabilities:
Deposits	347,544	334,317	—		334,317
Accrued interest payable	70	70	—	70	—
Federal Home Loan Bank advances	60,000	60,283	—	60,283	—
Interest rate swap	97	97	—	97	—

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 4—FAIR VALUES OF ASSETS AND LIABILITIES (CONTINUED)

Carrying amounts and estimated fair values of financial instruments, by level within the fair value hierarchy, at December 31, 2013 were as follows:

	Carrying Amount	Estimated Fair Value	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$10,610	$10,610	$10,610	$—	$—
Securties held to maturity	22,999	21,019	—	21,019	—
Securities available for sale	46,463	46,463	—	46,463	—
Loans, net	277,770	280,332	—	—	280,332
Mortgage loans held for sale	2,680	2,680	—	—	2,680
Accrued interest receivable	1,281	1,281	—	1,281	—
Restricted equity securities	2,827	2,827	—	2,827	—
Financial liabilities:
Deposits	289,801	278,117	—	—	278,117
Accrued interest payable	53	53	—	53	—
Federal Home Loan Bank advances	55,000	55,377	—	55,377	—

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, restricted equity securities, cash surrender value of life insurance contracts, demand deposits, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 5—STOCK-BASED COMPENSATION

The Bank has a share based compensation plan as described below. Total compensation expense for the plan was $21 and $20 for the nine months ended September 30, 2014 and 2013, respectively.

The Bank’s 2006 Reliant Bank Stock Option Plan (as subsequently amended in 2007 and 2009, referred to as the stock option plan or the Plan), which is stockholder-approved, permits the grant of share options to its employees, directors and organizers for up to 600,000 shares of common stock. The Bank believes that such awards better align the interests of its employees with those of its stockholders. Employee awards are generally granted with an exercise price equal to the market price of the Bank’s common stock at the date of grant, have a vesting period of four years and have a 10-year contractual term. Director and organizer grants are made at an exercise price equal to the market price of the Bank’s common stock at the date of the grant, vest immediately and have a 10-year contractual term.

The Bank assigns discretion to its Board of Directors to make grants either as qualified incentive stock options or as non-qualified stock options. All employee grants are intended to be treated as qualified incentive stock options. All other grants are expected to be treated as non-qualified.

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 5—STOCK-BASED COMPENSATION (CONTINUED)

No stock options were granted during the nine months ended September 30, 2014 or September 30, 2013.

A summary of the activity in the stock option plans for the nine months ended September 30, 2014 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2014	401,265	$10.62
Granted	—	—
Exercised	—	—
Forfeited or expired	(3,200)	10.08

Outstanding at September 30, 2014	398,065	$10.63	2.01	$644,708

Exercisable at September 30, 2014	391,340	$10.68	1.92	$616,126

	Shares	Weighted Average Grant-Date Fair Value
Non-vested options—January 1, 2014	15,937	$2.79
Granted	—	—
Vested	(6,012)	3.24
Forfeited	(3,200)	1.99

Non-vested options—September 30, 2014	6,725	2.77

As of September 30, 2014, there was $13 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.4 years.

NOTE 6—REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by the federal and state banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of September 30, 2014 and December 31, 2013, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At September 30, 2014 and December 31, 2013, the

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 6—REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

Actual and required capital amounts and ratios are presented below as of September 30, 2014 and December 31, 2013.

	Actual Regulatory Capital		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2014
Tier I leverage	$42,275	9.63%	$17,560	4%	$21,950	5%
Tier I risk-based capital	$42,275	12.54%	$13,485	4%	$20,227	6%
Total risk-based capital	$46,529	13.81%	$26,954	8%	$33,692	10%

December 31, 2013
Tier I leverage	$38,845	10.26%	$15,149	4%	$18,936	5%
Tier I risk-based capital	$38,845	12.66%	$12,277	4%	$18,415	6%
Total risk-based capital	$42,739	13.93%	$24,553	8%	$30,692	10%

NOTE 7—EARNINGS PER SHARE

The following is a summary of the components comprising basic and diluted earnings per common share of stock (EPS):

	Nine Months Ended
	September 30, 2014	September 30, 2013
Basic EPS Computation:
Net income attributable to Reliant Bank	$2,913	$2,367
Weighted average common shares outstanding	3,910,191	3,910,791

Basic earnings per common share	$0.74	$0.61

Diluted EPS Computation:
Net income attributable to Reliant Bank	$2,913	$2,367
Weighted average common shares outstanding	3,910,191	3,910,791
Dilutive effect of stock options	54,869	3,305

Adjusted weighted average common shares outstanding	3,965,060	3,914,096

Diluted earnings per common share	$0.73	$0.60

NOTE 8—DERIVATIVES

During the second quarter of 2014, the Bank began executing an approximate $10.5 million specific investment and related swap strategy. The strategy called for the purchase of approximately $10.5 million of investment grade municipal securities with the simultaneous execution of third-party swap arrangements

RELIANT BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Dollar amounts in thousands except per share amounts)

(Unaudited)

NOTE 8—DERIVATIVES (CONTINUED)

effectively converting the fixed municipal yields to floating rates. These fair value hedges are intended to reduce the interest rate risk associated with the underlying hedged item by mitigating the risk of changes in fair value based on fluctuations in interest rates.

These derivative instruments were designated and qualified as fair value hedges. Accordingly, the gain or loss on the derivative as well as the offsetting gain or loss on the available-for-sale securities attributable to the hedged risk are recognized in current earnings. At September 30, 2014, Reliant’s fair value hedges were effective and are not expected to have a significant impact on our net income over the next 12 months.

The notional amounts of the swap agreements were $10.3 million at September 30, 2014. There were no such agreements outstanding at December 31, 2013. At September 30, 2014, the fair value of the swap agreements amounted to $97 and is included in other liabilities.

NOTE 9—BUSINESS COMBINATION

On April 28, 2014, the Bank announced the signing of a definitive agreement to merge with Commerce Union Bank, the wholly owned subsidiary of Commerce Union Bancshares, Inc., in which the Bank’s shareholders will receive 1.0213 shares of Commerce Union Bancshares, Inc. common stock in exchange for each share of the Bank’s common stock. The acquisition is subject to regulatory and shareholder approval for both entities and is expected to be completed in the first quarter of 2015.

Appendix A

AGREEMENT AND PLAN

OF

MERGER

COMMERCE UNION BANCSHARES, INC.

COMMERCE UNION BANK

AND

RELIANT BANK

April 25, 2014

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 25th day of April, 2014, is made and entered into by and among Commerce Union Bancshares, Inc., a Tennessee corporation (“Bancshares”), Commerce Union Bank, a Tennessee-chartered commercial bank (“CUB”), and Reliant Bank, a Tennessee-chartered commercial bank (“Reliant”), under authority of resolutions of their respective boards of directors duly adopted.

RECITALS

A. The principal office of CUB is currently located at 701 South Main Street, Springfield, Tennessee 37172, but, simultaneously with or following consummation of the Merger (as defined below), will be relocated to 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, CUB having additional offices at the locations identified on Exhibit A attached hereto.

B. The principal office of Reliant is located at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027, Reliant having additional offices at the locations identified on Exhibit A attached hereto.

C. The Parties (as defined below) intend for the Merger provided for herein to qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder (the “Code”).

D. The board of directors of each of Bancshares, CUB, and Reliant has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Bancshares, CUB, and Reliant, respectively, and their respective shareholders.

E. As a material inducement to Bancshares and CUB to enter into this Agreement, each member of the board of directors of Reliant who owns shares of Reliant Stock (as defined below) has entered into a Director Support Agreement, dated as of the date hereof and substantially in the form attached hereto as Exhibit B, pursuant to which he or she has agreed, among other things, to vote his or her shares of Reliant Stock in favor of this Agreement and the transactions contemplated hereby.

F. As a material inducement to Reliant to enter into this Agreement, each member of the board of directors of Bancshares has entered into a Director Support Agreement, dated as of the date hereof and substantially in the form attached hereto as Exhibit C, pursuant to which he or she has agreed, among other things, to vote his or her shares of Bancshares Stock (as defined below) in favor of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, for and in consideration of the foregoing, the mutual covenants, representations, warranties, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. For purposes of and as used in this Agreement, the terms defined below shall, when capitalized, have the indicated meanings.

(a) “Acquisition Proposal” means, with respect to a Party, any inquiry, proposal, solicitation, or offer, or any filing of any regulatory application or notice (whether in draft or final form), or any disclosure of any intention to do any of the foregoing, from or by any Person relating to (i) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of such Party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer or exchange offer with respect to, or direct or indirect purchase or acquisition of, 10% or more of the outstanding shares of such Party’s capital stock; or (iii) any merger, share exchange, consolidation, business combination, recapitalization, or similar transaction involving such Party or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person.

(c) “Bancshares Common Stock” means the common stock, par value $1.00 per share, of Bancshares.

(d) “Bancshares Financial Statements” means, collectively, the Audited Bancshares Financials and the Interim Bancshares Financials.

(e) “Bancshares Loan Property” means any property in which Bancshares (or a Subsidiary of Bancshares) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(f) “Bancshares Market Share Price” means the numeric average of the daily high bid and low ask quotations for a share of Bancshares Common Stock as reported on the OTCQB market place maintained by OTC Markets Group Inc. for each of the consecutive 20 trading days ending on and including the tenth day prior to the relevant date. If no bid or ask quotations are available for any date, then the price for such date shall be the price of the last reported trade for that day.

(g) “Bancshares Option” means an option to acquire shares of Bancshares Stock under the Commerce Union Bank Amended and Restated Stock Option Plan, as amended, or the Commerce Union Bancshares, Inc. Stock Option Plan, as amended.

(h) “Bancshares Participation Facility” means any facility in which Bancshares (or a Subsidiary of Bancshares) participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(i) “Bancshares Preferred Stock” means the preferred stock, par value $1.00 per share, of Bancshares.

(j) “Bancshares Stock” means, collectively, the Bancshares Common Stock and the Bancshares Preferred Stock.

(k) “Banking Act” means the Tennessee Banking Act, Tennessee Code Annotated § 45-1-101 et seq.

(l) “Book-Entry Shares” means non-certificated shares of Reliant Stock prior to the Effective Time.

(m) “Business Day” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

(n) “Certificate” means a certificate which prior to the Effective Time represents shares of Reliant Stock.

(o) “Confidentiality Agreement” means that certain Mutual Nondisclosure and Confidentiality Agreement, dated December 30, 2013, by and among Bancshares, CUB, and Reliant.

(p) “Contract” means any contract, lease, deed, mortgage, license, instrument, note, commitment, undertaking, indenture, or other agreement, understanding, or legally binding arrangement, whether written or oral.

(q) “Corporation Act” means the Tennessee Business Corporation Act, Tennessee Code Annotated § 48-11-101 et seq.

(r) “CUB Common Stock” means the common stock, par value $1.00 per share, of CUB.

(s) “CUB Parties” means, collectively, Bancshares and CUB.

(t) “CUB Preferred Stock” means the preferred stock, par value $1.00 per share, of CUB.

(u) “CUB Stock” means, collectively, the CUB Common Stock and the CUB Preferred Stock.

(v) “Disclosure Memorandums” means, collectively, the Reliant Disclosure Memorandum and the CUB Disclosure Memorandum.

(w) “Environmental Law” means any federal, state, provincial, or local law, statute, ordinance, code, order, rule, or regulation relating to (i) the protection, preservation, or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life, or any other natural resource) or human health or safety, or (ii) exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of, Hazardous Materials, in each case as amended. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended.

(x) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(y) “ERISA Affiliate” means any Person that is considered one employer with a Party or any of the Party’s Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code.

(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(aa) “Excluded Shares” means shares of Reliant Stock that, immediately prior to the Effective Time, are owned or held, other than in a bona fide fiduciary or agency capacity, by Bancshares, CUB, or Reliant, or any Subsidiary of Bancshares, CUB, or Reliant, including shares of Reliant Stock held by Reliant as treasury stock.

(bb) “FDIC” means the Federal Deposit Insurance Corporation.

(cc) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(dd) “GAAP” means United States generally accepted accounting principles.

(ee) “Governmental Entity” means any federal, state, provincial, local, or foreign court, agency, arbitrator, mediator, tribunal, commission, governmental or regulatory authority, or other governmental or administrative body, instrumentality, or authority, including without limitation the SEC, the Federal Trade Commission, the United States Department of Justice, the United States Department of Labor, the IRS, the Federal Reserve, the FDIC, and the TDFI.

(ff) “Hazardous Material” means any substance (whether solid, liquid, or gas) that is detrimental to human health or safety or to the environment currently or hereafter listed, defined, designated, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead, and polychlorinated biphenyl.

(gg) “Intellectual Property” means (a) all inventions, whether patentable or unpatentable and whether or not reduced to practice, all improvements thereon, and all patents, patent applications, and patent disclosures, together with all re-issues, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof; (b) all trademarks, whether registered or unregistered, service marks, logos, domain names, rights in or to Internet web sites, and corporate, assumed, and trade names; (c) all copyrights, whether registered or unregistered, and all applications, registrations, and renewals relative thereto; (d) all datasets, databases, and related information and documentation; and (e) any and all other intellectual property and proprietary rights.

(hh) “IRS” means the United States Internal Revenue Service.

(ii) “Joint Proxy Statement/Prospectus” means the joint proxy statement prepared by Reliant and Bancshares to solicit approval by the shareholders of Reliant and Bancshares of this Agreement and the transactions contemplated hereby, which will include the prospectus of Bancshares relating to the issuance of Bancshares Common Stock to holders of Reliant Stock pursuant to and in accordance with Article III of this Agreement.

(jj) “Knowledge” means, with respect to a Party, the actual knowledge of the chairman, president, chief executive officer, chief financial officer, chief operating officer, chief lending officer, and chief credit officer of such Person and other Persons performing similar functions for such Person.

(kk) “Laws” means any and all federal, state, provincial, local, and foreign laws, constitutions, common law principles, ordinances, codes, statutes, judgments, determinations, injunctions, decrees, orders, rules, and regulations.

(ll) “Lien” means any lien, claim, attachment, garnishment, imperfection of title, pledge, mortgage, deed of trust, hypothecation, security interest, charge, option, restriction, easement, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right, or other adverse claim, encumbrance, or right of any nature whatsoever.

(mm) “Loan” means a loan, lease, advance, credit enhancement, guarantee, or other extension of credit.

(nn) “Material Adverse Effect” means an effect, circumstance, occurrence, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, developments, or changes, (i) is material and adverse to the business, financial condition, or results of operations of Reliant or Bancshares, as the case may be, and its Subsidiaries taken as a whole, or (ii) materially impairs the ability of Reliant, Bancshares, or CUB, as the case may be, to perform its obligations under this Agreement or prevents or materially impedes the consummation of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, development, or change resulting from (1) changes after the date hereof in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (2) changes after the date hereof in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (3) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (4) any outbreak or escalation of hostilities, declared or undeclared acts of war, or terrorism, (5) the public announcement or pendency of this Agreement or the transactions contemplated hereby, or (6) actions or omissions of Reliant, Bancshares, or CUB required under this Agreement or taken or omitted to be taken with the prior consent of the other Party or Parties; provided that effects, circumstances, occurrences, developments, or changes resulting from the changes or other matters described in clauses (1), (2), (3), and (4) shall not be excluded as a Material Adverse Effect to the extent of any materially disproportionate impact they have on Reliant and its Subsidiaries taken as a whole on the one hand, or Bancshares and its Subsidiaries taken as a whole on the other hand, as measured relative to similarly situated companies in the banking and financial services industry.

(oo) “Parties” means, collectively, Bancshares, CUB, and Reliant.

(pp) “Permitted Liens” means (i) Liens for current Taxes not yet due and payable, or for Taxes that are being contested in good faith, in each case for which adequate reserves have been established, and (ii) such liens, minor imperfections of title, and easements on or with respect to a subject property, asset, or leasehold interest that do not, individually or in the aggregate, materially detract from the value of, or interfere with the use of, such property, asset, or leasehold interest.

(qq) “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, or any other entity or organization, whether or not incorporated, including without limitation any Governmental Entity.

(rr) “Registration Statement” means the registration statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Bancshares under the Securities Act with respect to the shares of Bancshares Common Stock to be issued by Bancshares to the holders of Reliant Stock in connection with the transactions contemplated by this Agreement.

(ss) “Reliant Class A Stock” means the Class A common stock, par value $1.00 per share, of Reliant.

(tt) “Reliant Class B Stock” means the Class B common stock, par value $1.00 per share, of Reliant.

(uu) “Reliant Common Stock” means the common stock, par value $1.00 per share, of Reliant.

(vv) “Reliant Financial Statements” means, collectively, the Audited Reliant Financials and the Interim Reliant Financials.

(ww) “Reliant Loan Property” means any property in which Reliant (or a Subsidiary of Reliant) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(xx) “Reliant Option” means an option to acquire shares of Reliant Stock under the Reliant Bank Amended and Restated Stock Option Plan, as amended.

(yy) “Reliant Participation Facility” means any facility in which Reliant (or a Subsidiary of Reliant) participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

(zz) “Reliant Preferred Stock” means the preferred stock, par value $1.00 per share, of Reliant.

(aaa) “Reliant Stock” means, collectively, the Reliant Common Stock, the Reliant Class A Stock, the Reliant Class B Stock, and the Reliant Preferred Stock.

(bbb) “SEC” means the United States Securities and Exchange Commission.

(ccc) “Securities Act” means the Securities Act of 1933, as amended.

(ddd) “Subsidiary” means any corporation, limited liability company, partnership, joint venture, or other entity in which Bancshares, CUB, or Reliant, as the case may be, has, directly or indirectly, an equity or ownership interest representing 50% or more of any class of the capital stock thereof or other equity or ownership interests therein.

(eee) “Superior Bancshares Proposal” means any bona fide written proposal made by a third party for or with respect to an Acquisition Proposal which the Bancshares board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up fees, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of Bancshares’ financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of Bancshares than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth.

(fff) “Superior Reliant Proposal” means any bona fide written proposal made by a third party for or with respect to an Acquisition Proposal which the Reliant board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up fees, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of Reliant’s financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of Reliant than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth.

(ggg) “Tax” or “Taxes” means any and all federal, state, provincial, local, and foreign taxes, including without limitation (i) any income, profits, alternative or add-on minimum, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, net worth, premium, real property, property, environmental, or windfall profit tax, custom, or duty, or other tax of any kind whatsoever, together with any interest or penalty, addition to tax, or other additional amount imposed by any Governmental Entity or other Person responsible for the imposition or collection of any such tax, and (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied obligation to indemnify any other Person.

(hhh) “Tax Return” means any return (including any amended return), declaration, or other report, including without limitation elections, claims for refunds, schedules, estimates, and information returns and statements, with respect to any Taxes (including estimated Taxes).

(iii) “TDFI” means the Tennessee Department of Financial Institutions.

Section 1.2 Other Definitions. Capitalized terms used in this Agreement and not defined in Section 1.1, but otherwise defined in this Agreement, shall have the meanings otherwise ascribed thereto.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Reliant shall be merged with and into CUB in accordance with, and with the effect provided in, applicable provisions of the Banking Act and the Corporation Act (the “Merger”). At the Effective Time, the separate corporate existence of Reliant shall cease and CUB shall continue, as the surviving corporation of the Merger, as a banking corporation chartered under the laws of the State of Tennessee unaffected and unimpaired by the Merger (CUB in such capacity as the surviving corporation of the Merger being sometimes referred to herein as the “Surviving Bank”).

Section 2.2 Closing. Subject to the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the time of consummation of the Merger), the closing of the transactions contemplated by this Agreement, including without limitation the Merger (the “Closing”), shall take place at the offices of Butler Snow LLP, The Pinnacle at Symphony Place, Suite 1600, 150 3rd Avenue South, Nashville, Tennessee 37201, on such date and at such time as shall be designated by the CUB Parties; provided that such date shall be not more than 30 days after the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the time of consummation of the Merger), or at such other place, on such other date, or at such other time as the Parties may otherwise agree. Notwithstanding the foregoing, the Parties expressly agree that the Closing may take place by the electronic, facsimile, and/or overnight courier exchange of executed documents. The actual date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 2.3 Effective Time. Prior to or at the Closing, CUB and Reliant shall duly execute and deliver, for filing with the TDFI and the Tennessee Secretary of State, Articles of Merger in substantially the form attached hereto as Exhibit D (the “Articles of Merger”). The Merger shall become effective on such date and at such time as the Articles of Merger are filed with the Tennessee Secretary of State, or on such later date and/or at such later time as shall be set forth in the Articles of Merger (the date and time the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

Section 2.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and applicable provisions of the Corporation Act and the Banking Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Reliant shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Reliant shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Bank.

Section 2.5 Legal Name of Surviving Bank. The legal name of the Surviving Bank shall be “Commerce Union Bank.” However, subject to compliance with applicable Laws and the provisions of Section 7.16, the Surviving Bank may, after the Effective Time, operate the pre-Effective Time offices of Reliant under the name “Reliant Bank, a division of Commerce Union Bank” (or a legally permissible variation thereof).

Section 2.6 Charter and Bylaws of Surviving Bank. The charter and bylaws of CUB as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Surviving Bank, the same to remain unchanged until amended in accordance with applicable Law.

Section 2.7 Directors of Surviving Bank. The directors of the Surviving Bank shall be those individuals identified in Schedule 2.7 to this Agreement, such individuals to serve in such capacity until their respective successors are duly elected and shall qualify or until their earlier death, resignation, or removal from office.

Section 2.8 Senior Executive Officers of Surviving Bank. The senior executive officers of the Surviving Bank shall be those individuals identified in Schedule 2.8 to this Agreement, such individuals to hold the offices indicated until their respective successors are duly elected or appointed or until their earlier death, resignation, or removal from office.

Section 2.9 Directors and Senior Executive Officers of Bancshares. The directors and senior executive officers of Bancshares at and after the Effective Time shall be those individuals identified in Schedule 2.9 to this Agreement, such individuals to serve in such capacity and hold the offices indicated until their respective successors are duly elected or appointed and shall qualify or until their earlier death, resignation, or removal from office.

ARTICLE III

MERGER CONSIDERATION

Section 3.1 Conversion of Reliant Stock. Subject to the other provisions of this Article III, solely by virtue of the Merger, each share of Reliant Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive 1.0213 shares (the “Exchange Ratio”) of Bancshares Common Stock (the “Per Share Consideration”). The aggregate Per Share Consideration payable by Bancshares to the holders of Reliant Stock in accordance with this Agreement is referred to herein as the “Merger Consideration.”

Section 3.2 Exchange Procedures.

(a) Deposit with Exchange Agent. At or prior to the Closing, Bancshares shall deliver or cause to be delivered to an exchange agent selected by Bancshares and reasonably acceptable to Reliant, which the Parties agree may be Bancshares’ or Reliant’s customary stock transfer agent (the “Exchange Agent”), for the benefit of holders of Reliant Stock (other than holders of Excluded Shares and holders of Dissenting Shares), a certificate or certificates or, at Bancshares’ option, evidence of shares in book entry form representing the number of shares of Bancshares Common Stock issuable to holders of Reliant Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in the form of Merger Consideration and cash in an amount sufficient for the Exchange Agent to make payment in respect of non-issued fractional shares of Bancshares Common Stock as contemplated by Section 3.4. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Bancshares Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the Persons entitled thereto.

(b) Letter of Transmittal. Provided that Reliant has delivered or caused to be delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and Bancshares shall cause the Exchange Agent to, promptly after the Effective Time (but in any event not later than 10 Business Days after the Effective Time), mail or deliver to each holder of record of shares of Reliant Stock immediately prior to the Effective Time, or, in the case of “street holders,” to the Depository Trust Company (other than holders of Excluded Shares and holders of Dissenting Shares), (i) a letter of transmittal in customary form and containing such provisions as Bancshares shall reasonably require (including provisions confirming that delivery of Certificates and Book-Entry Shares shall be effected, and that risk of loss of and title to Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for that portion of the Merger Consideration payable in respect of the shares of Reliant Stock previously represented by such Certificates or in respect of such Book-Entry Shares, as applicable, pursuant to the provisions of this Agreement.

(c) Payment of Merger Consideration. Upon surrender of a Certificate or Book-Entry Shares to the Exchange Agent for exchange, together with a duly executed letter of transmittal, or an “agent’s message,” in the case of Book-Entry Shares held in street name, and such other documents as may reasonably be required by the Exchange Agent, (i) the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall pay to such holder, that portion of the Merger Consideration to which such holder shall be entitled pursuant to the provisions of this Agreement, in full satisfaction of all rights pertaining to the shares of Reliant Stock formerly represented by such Certificate or to such Book-Entry Shares, as applicable, and (ii) the Certificate or Book-Entry Shares so surrendered shall be canceled. In the event Merger Consideration or any other amounts issuable or payable under this Agreement to a holder of shares of Reliant Stock is to be issued in the name of, or paid to, a Person other than the Person in whose name such shares are registered, it shall be a condition to the issuance or payment of such Merger Consideration or other amounts that the Certificate formerly representing such shares, or, in the case of non-certificated shares, the Book-Entry Shares, be presented to the Exchange Agent, together with evidence of or appropriate documents or instruments for transfer and evidence that any applicable stock transfer or other Taxes have been paid or are not applicable, all in such form as the Exchange Agent shall reasonably require.

(d) Closing of Stock Transfer Books. At the Effective Time, the stock transfer books of Reliant shall be closed and there shall thereafter be no further transfers of shares of Reliant Stock on the records of Reliant, and, if any shares of Reliant Stock are thereafter presented to the CUB Parties or the Exchange Agent for transfer, such shares shall be cancelled against delivery of that portion of the Merger Consideration payable in respect thereof as herein provided. Until duly surrendered to the Exchange Agent in accordance with the provisions of this Agreement, Certificates and Book-Entry Shares shall, at and after the Effective Time, be deemed to evidence only the right to receive that portion of the Merger Consideration payable in respect thereof (or the Reliant Stock represented thereby) in accordance with this Agreement. No dividends or other distributions payable or distributable on or with respect to Bancshares Common Stock that is issued or issuable in connection with the Merger in accordance with this Agreement will be remitted to any Person entitled to receive such shares of Bancshares Common Stock until such Person surrenders his or her Certificate(s) previously representing shares of Reliant Stock converted into such Bancshares Common Stock, or his or her Book-Entry Shares converted into such Bancshares Common Stock, at which time such dividends and other distributions shall be remitted to such Person, without interest. No interest shall be paid or will accrue on any amounts payable to holders of Reliant Stock under or in accordance with this Agreement.

(e) Lost, Stolen, or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and the execution by such Person of an indemnity agreement and/or the posting by such Person of a bond in such amount as the CUB Parties and the Exchange Agent may reasonably require as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Certificate that portion of the Merger Consideration deliverable in respect of the shares of Reliant Stock previously represented thereby pursuant to this Agreement.

(f) Unclaimed Merger Consideration. Any portion of the Merger Consideration, and any other amounts payable by Bancshares to the holders of shares of Reliant Stock in accordance with this Agreement, in each case that remain(s) unclaimed by former shareholders of Reliant for six months after the Effective Time (as well as any dividends or other distributions payable in respect thereof) shall be delivered by the Exchange Agent to Bancshares. Any former shareholder of Reliant who has not theretofore complied with the exchange procedures provided for in this Agreement shall thereafter look only to Bancshares for that portion of the Merger Consideration (and any other amounts) deliverable in respect of the shares of Reliant Stock previously held by such shareholder, as determined pursuant to this Agreement, without any interest thereon. If any of the Merger Consideration (or any other amounts) payable in respect of shares of Reliant Stock is not claimed prior to the date on which such Merger Consideration (or other amounts) would otherwise escheat to any Governmental Entity, such Merger Consideration (or other amounts) shall, to the extent permitted by abandoned property and other applicable Laws, become the property of Bancshares (and to the extent not in its possession shall be delivered to it), free and clear of all claims and interests of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of Reliant Stock for any portion of the Merger Consideration (or any other amounts) paid to a Governmental Entity pursuant to applicable abandoned property, escheat, or similar Laws. Bancshares and the Exchange Agent shall be entitled to rely upon the stock transfer books of Reliant to establish the identity of those Persons entitled to receive the Merger Consideration (and any other amounts) specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of Reliant Stock, Bancshares and the Exchange Agent shall be entitled to deposit any portion of the Merger Consideration (or any other amounts) payable in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 3.3 Rights as Reliant Shareholders. Holders of Reliant Stock immediately prior to the Effective time shall, at and after the Effective Time, cease to be shareholders of Reliant and shall have no further rights as shareholders of Reliant, other than the right to receive the Merger Consideration in accordance with this Article III.

Section 3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, no fraction of a share of Bancshares Common Stock, and no certificate or scrip therefor, will be issued in connection with the Merger to any holder of shares of Reliant Stock. Rather, Bancshares shall pay to each holder of Reliant Stock who would otherwise be entitled to a fraction of a share of Bancshares Common Stock (after taking into account all Certificates and/or Book-Entry Shares delivered by such holder) cash, without interest, in an amount (rounded to the nearest whole cent) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Bancshares Market Share Price as of the Effective Time.

Section 3.5 Dissenting Shares. Notwithstanding any other provision of this Agreement, each issued and outstanding share of Reliant Stock the holder of which has perfected his or her right to dissent from the Merger pursuant to Chapter 23 of the Corporation Act, and has not effectively withdrawn or lost such right as of the Effective Time (collectively, the “Dissenting Shares”), shall not be converted into and canceled in exchange for, or represent a right to receive, the Per Share Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by the Corporation Act. Reliant shall give the CUB Parties prompt notice upon receipt by Reliant of any notices, demands, or other instruments or communications relating to dissenters’ rights provided by or behalf of shareholders of Reliant pursuant to Chapter 23 of the Corporation Act. If any holder of Dissenting Shares shall have effectively withdrawn or lost his or her right to dissent (through failure to perfect or otherwise), the Dissenting Shares held by such holder shall be converted into and cancelled in exchange for, on a share by share basis, the right to receive the Per Share Consideration in accordance with the applicable provisions of this Agreement. Any payments made in respect of Dissenting Shares shall be made by Bancshares within the time period set forth in the Corporation Act.

Section 3.6 Excluded Shares. At the Effective Time, each Excluded Share shall, for no consideration, be automatically canceled and retired and shall cease to exist, and, for the avoidance of doubt, no exchange or payment shall be made with respect thereto or in respect thereof.

Section 3.7 Adjustment of Exchange Ratio. If, between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Bancshares or Reliant shall occur, including without limitation by reason of any stock dividend, distribution paid in stock, stock subdivision or reclassification, recapitalization, stock split or combination, or exchange or readjustment of shares, the Exchange Ratio and, thus, the Per Share Consideration, as well as any other amounts payable pursuant to this Agreement, shall be appropriately adjusted to reflect such change; provided that neither the issuance of shares of Bancshares Stock upon the exercise of Bancshares Options nor the issuance of shares of Reliant Stock upon the exercise of Reliant Options shall cause or result in an adjustment of or to the Exchange Ratio.

Section 3.8 Reliant Options.

(a) At the Effective Time, each outstanding option to purchase shares of Reliant Stock under the Reliant Bank Amended and Restated Stock Option Plan, as amended (each a “Reliant Option”), whether vested or unvested immediately prior to the Effective Time, shall be automatically cancelled and converted into an option to purchase that number of shares of Bancshares Common Stock equal to the number of shares of Reliant Stock issuable upon the exercise of such Reliant Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and the per share exercise price of such option to purchase share of Bancshares Common Stock shall be equal to the per share exercise price of the Reliant Option immediately prior to the Effective Time divided by the Exchange Ratio.

(b) Those Reliant Options which are incentive stock options (as defined in Section 422 of the Code) shall, at the Effective Time upon conversion as above stated, maintain their qualified status as such in accordance and compliance with Section 422 and Section 424 of the Code, and, prior to or at the Effective Time, Reliant shall take all such actions as may be reasonably necessary to provide for the conversion of such Reliant Options in such manner.

(c) At least 30 days prior to the expected Closing Date, Reliant shall send a written request (in form and substance reasonably acceptable to Bancshares) to all holders of the then-outstanding Reliant Options requesting that such holders return a written acknowledgment to Reliant with regard to the cancellation and conversion of their Reliant Options in accordance with the terms of this Agreement. Reliant shall use its reasonable best efforts to obtain the written acknowledgment of each holder of a then-outstanding Reliant Option with regard to the cancellation and conversion of such Reliant Option in accordance with the terms of this Agreement.

Section 3.9 Bancshares Options. Those Bancshares Options which are incentive stock options (as defined in Section 422 of the Code) shall, at the Effective Time, maintain their qualified status as such in accordance and compliance with Section 422 and Section 424 of the Code, and, prior to or at the Effective Time, the CUB Parties shall take all such actions as may be reasonably necessary to preserve the qualified status of such Bancshares Options.

Section 3.10 Withholding Rights. Bancshares (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Reliant Stock such amounts as Bancshares is required under the Code or any other applicable Law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the Reliant Stock in respect of which such deduction and withholding was made.

Section 3.11 Reservation of Shares. At all times prior to the Effective Time, Bancshares shall reserve for issuance, out of the authorized but unissued shares of Bancshares Common Stock, a sufficient number of shares of Bancshares Common Stock such that Bancshares can make payment of the Merger Consideration payable by it to the holders of Reliant Stock in accordance with this Agreement.

Section 3.12 Issued and Outstanding Bancshares and CUB Stock. The Bancshares Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger, and each share of Bancshares Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain issued and outstanding capital stock of Bancshares. The CUB Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger, and each share of CUB Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain issued and outstanding capital stock of CUB.

Section 3.13 Preferred Stock. No preferred stock will be issued in connection with, or as a result of, the transactions contemplated by this Agreement.

Section 3.14 Surviving Bank Capital Stock. The authorized capital stock of the Surviving Bank will consist of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

Section 3.15 Availability of Dissenters’ Rights. The holders of shares of Reliant Stock shall have such rights to dissent from the Merger and obtain payment of the fair value of their shares as are afforded to such holders by Chapter 23 of the Corporation Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF RELIANT

Section 4.1 Reliant Disclosure Memorandum. Prior to the Parties’ execution and delivery of this Agreement, Reliant has delivered to the CUB Parties a confidential memorandum (the “Reliant Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of Reliant contained in this Article IV or to one or more of its covenants contained in Article VI, making specific reference in such Reliant Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 4.2 Reliant Representations and Warranties. Reliant hereby represents and warrants to Bancshares and CUB as follows:

(a) Organization and Qualification. Reliant is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Reliant has the power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted. Reliant is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or reasonably be expected to have, a Material Adverse Effect on Reliant. The copies of the charters, bylaws, articles of organization, operating agreements, and other similar organizational documents of Reliant and each of its Subsidiaries previously provided or made available to the CUB Parties are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither Reliant nor any of its Subsidiaries is in violation of its respective charter, bylaws, articles of organization, operating agreement, or other similar organizational documents. The minute books of Reliant and its Subsidiaries previously provided or made available to the CUB Parties constitute a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), shareholders, members, managers, and other governing bodies, as applicable.

(b) Subsidiaries and Other Interests. Set forth on Schedule 4.2(b) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of Reliant, including the name of each such Subsidiary, its jurisdiction of incorporation, organization, or formation, and Reliant’s percentage ownership of such Subsidiary. Reliant owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its Subsidiaries free and clear of any and all Liens. Except as set forth on Schedule 4.2(b) of the Reliant Disclosure Memorandum, there are no contracts, commitments, agreements, or understandings relating to Reliant’s right to vote or dispose of any capital stock or other equity or ownership interest of any Subsidiary of Reliant. Reliant’s ownership interest in each of its Subsidiaries is in compliance with all applicable Laws. Each of the Subsidiaries of Reliant is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, has all requisite power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or reasonably be expected to have, a Material Adverse Effect on Reliant. The outstanding capital stock or other equity or ownership interests of each Subsidiary of Reliant have been validly authorized and are validly issued, fully paid, and nonassessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of Reliant are or may be required to be issued by virtue of any options, warrants, or other rights, no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of Reliant, or any other debt or equity security of any Subsidiary of Reliant, and there are no contracts, commitments, agreements, or understandings of any kind for the issuance of additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of Reliant or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 4.2(b) of the Reliant Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, Reliant does not own, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c) Capitalization. The authorized capital stock of Reliant consists of 10,000,000 shares of common stock, par value $1.00 per share; 2,000,000 shares of Class A common stock, par value $1.00 per share; 2,000,000 shares of Class B common stock, par value $1.00 per share; and 10,000,000 shares of preferred stock, par value $1.00 per share. Set forth on Schedule 4.2(c) of the Reliant Disclosure Memorandum is a true, correct, and complete listing, by class and, if applicable, series, of the issued and outstanding shares of Reliant Stock. There are no other classes or series of authorized, issued, or outstanding capital stock of Reliant. No shares of Reliant Stock are held in treasury by Reliant or otherwise owned, directly or indirectly, by Reliant. All of the issued and outstanding shares of Reliant Stock have been duly and validly authorized and issued in full compliance with all applicable Laws and are fully paid and non-assessable, and none of the issued and outstanding shares of Reliant Stock have been issued in violation of the preemptive rights of any Person. Except as set forth on Schedule 4.2(c) of the Reliant Disclosure Memorandum, there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that could require or obligate Reliant to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Reliant capital stock, or securities convertible into or exercisable for shares of Reliant capital stock, or require or obligate Reliant to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. There are no outstanding obligations of Reliant to repurchase, redeem, or otherwise acquire any shares of capital stock of Reliant. Set forth on Schedule 4.2(c) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all outstanding Reliant Options, including for each Reliant Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such Reliant Option, and whether such Reliant Option is qualified or nonqualified under Section 422 of the Code. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Reliant may vote are issued or outstanding. Set forth on Schedule 4.2(c) of the Reliant Disclosure Memorandum is a listing of all cash, stock, or other dividends or distributions with respect to Reliant Stock that have been declared, set aside, or paid since December 31, 2010, as well as all shares of capital stock of Reliant that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by Reliant since December 31, 2010.

(d) Authority. Reliant has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, subject to the consents, approvals, and filings referred to in Section 4.2(f), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Reliant and the consummation by Reliant of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Reliant’s board of directors, and no other corporate actions or proceedings on the part of Reliant are necessary to authorize the execution and delivery of this Agreement by Reliant or the consummation by Reliant of the transactions contemplated hereby, other than the approval of this Agreement by the holders of a majority of the outstanding shares of Reliant Common Stock. The board of directors of Reliant has determined that this Agreement is advisable and in the best interests of Reliant and its shareholders and has directed that this Agreement be submitted to Reliant’s shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Reliant approve this Agreement. This Agreement has been duly and validly executed and delivered by Reliant and constitutes a valid and legally binding obligation of Reliant enforceable against Reliant in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and similar laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery, and performance of this Agreement by Reliant and the consummation of the transactions contemplated by this Agreement do not and will not (i) assuming that the consents, approvals, and filings referred to in Section 4.2(f) have been obtained and made and all applicable waiting periods have expired, violate any Law, governmental permit, or license to which Reliant or any of its Subsidiaries (or any of their respective properties or assets) are subject or by which Reliant or any of its Subsidiaries (or any of their respective properties or assets) are bound; (ii) violate the charter, bylaws, articles of organization, operating agreement, or similar organizational documents of Reliant or any of its Subsidiaries; or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Reliant or any of its Subsidiaries under, any of the terms, conditions, or provisions of any note, bond, indenture, mortgage, deed of trust, loan agreement, or other material contract, commitment, agreement, instrument, or obligation to which Reliant or any of its Subsidiaries is a party or to or by which any of their respective properties or assets may be subject or bound.

(f) Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by Reliant or any of its Subsidiaries in connection with the execution and delivery by Reliant of this Agreement or the consummation by Reliant of the Merger and the other transactions contemplated hereby, except (i) applications and notices required to be filed with or given to, consents, approvals, and waivers required from, and the expiration of related waiting periods imposed by, the Federal Reserve and the TDFI (collectively, the “Regulatory Approvals”); (ii) the filing of the Articles of Merger with the TDFI and the Tennessee Secretary of State; (iii) such filings, registrations, consents, and approvals as are required to be made or obtained under or pursuant to federal and state securities Laws in connection with the issuance by Bancshares of shares of Bancshares Common Stock pursuant to this Agreement; (iv) the approval of this Agreement by the shareholders of Reliant; and (v) as set forth on Schedule 4.2(f) of the Reliant Disclosure Memorandum. As of the date hereof, Reliant is not aware of any reason why any of the consents, approvals, or waivers referred to in this Section 4.2(f) will not be obtained or received in a timely manner without the imposition of any material condition, restriction, or requirement of the type described in Section 8.1(b).

(g) Governmental Filings. Reliant and each of its Subsidiaries have filed all reports, notices, applications, schedules, registration statements, and other documents and instruments that they have been required to file since December 31, 2010, with the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity. As of their respective dates, such filings were complete and accurate in all material respects, complied in all material respects with all applicable Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

(h) Securities Filings. Reliant and each of its Subsidiaries have filed with the SEC and the Federal Reserve all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that they have been required to file under the Securities Act or the Exchange Act, and the rules and regulations promulgated thereunder, since December 31, 2010 (collectively, the “Reliant Securities Filings”). None of the Reliant Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC and/or Federal Reserve, as appropriate, all of the Reliant Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Reliant or any of its Subsidiaries included in the Reliant Securities Filings complied as to form, as of the respective date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC and Federal Reserve with respect thereto.

(i) Financial Statements. Reliant has previously delivered to the CUB Parties true, complete, and correct copies of (i) the consolidated balance sheets of Reliant and its Subsidiaries as of the fiscal years ended December 31, 2013, 2012, and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the fiscal years then ended, together with the notes thereto, accompanied by the audit report of Reliant’s independent public accounting firm (the “Audited Reliant Financials”), and (ii) the unaudited consolidated balance sheets of Reliant and its Subsidiaries as of March 31, 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the three-month period ended March 31, 2014 (the “Interim Reliant Financials”). The Reliant Financial Statements were prepared from and in accordance with the books and records of Reliant and its Subsidiaries, fairly present the consolidated financial position of Reliant and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of Reliant and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Reliant and its Subsidiaries have been, and are being, maintained in accordance with GAAP consistently applied and other legal, accounting, and regulatory requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither Reliant nor any of its Subsidiaries has, or has incurred, any debt, liability, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due), other than (i) debts, liabilities, and obligations reflected on or reserved against in the Interim Reliant Financials and (ii) debts, liabilities, and obligations incurred since March 31, 2014, in the ordinary course of business consistent with past practice that, either alone or when combined with all similar debts, liabilities, and obligations, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Reliant.

(k) Absence of Certain Changes or Events. Since December 31, 2013, Reliant and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices, and there has been no event or occurrence and no circumstance has arisen that, individually or taken together with all other events, occurrences, and circumstances, has had or is reasonably likely to have a Material Adverse Effect on Reliant. Since December 31, 2013, neither Reliant nor any of its Subsidiaries has taken or permitted, or entered into any contract, agreement, or arrangement with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.1, except as set forth on Schedule 4.2(k) of the Reliant Disclosure Memorandum.

(l) Litigation. Except as set forth on Schedule 4.2(l) of the Reliant Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of Reliant, threatened against or affecting Reliant or any of its Subsidiaries or any property, asset, right, or interest of Reliant or any of its Subsidiaries, and, to the Knowledge of Reliant, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither Reliant nor any of its Subsidiaries, nor any of their respective properties or assets, is a party or subject to, or bound by, any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than in the case of loan assets with respect to which one or more obligor’s repayment obligations are subject to any such judgment, decree, injunction, order, or ruling).

(m) Absence of Regulatory Actions. Except as set forth on Schedule 4.2(m) of the Reliant Disclosure Memorandum, since December 31, 2010, neither Reliant nor any of its Subsidiaries has been a party to any cease and desist order, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To Reliant’s Knowledge, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examinations or inspections of Reliant or any of its Subsidiaries.

(n) Compliance with Laws. Except as set forth on Schedule 4.2(n) of the Reliant Disclosure Memorandum, Reliant and each of its Subsidiaries have complied, and are in compliance, in all material respects, with all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Home Mortgage Disclosure Act, the Bank Secrecy Act, and the USA PATRIOT Act, each as amended. Reliant and each of its Subsidiaries have, and have had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to Reliant’s Knowledge, no suspension or cancellation of any of them is threatened. The deposit accounts of Reliant are insured by the FDIC in the manner and to the maximum extent provided by Law, and Reliant has paid all deposit insurance premiums and assessments required by applicable Laws.

(o) Taxes.

(i) Reliant and each of its Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (the “Reliant Returns”). All such Reliant Returns are true, correct, and complete, and all Taxes due and payable by Reliant and its Subsidiaries with respect to the periods covered by such Reliant Returns have been paid, except for Taxes that are being contested in good faith for which adequate reserves have been established and are reflected in the Interim Reliant Financials. The accruals and reserves for Taxes reflected in the Interim Reliant Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of Reliant and its Subsidiaries for periods ending on or prior to the dates of the Interim Reliant Financials, and all such reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of Reliant and its Subsidiaries, are adequate, in accordance with GAAP, to cover all unpaid Taxes of Reliant and its Subsidiaries accruing through the Closing Date. No claim has ever been made against Reliant or any of its Subsidiaries by an authority in a jurisdiction where Reliant or any of its Subsidiaries do not file Tax Returns that Reliant or any of its Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any Reliant Return has been agreed or entered into or granted (by Reliant or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from Reliant or any of its Subsidiaries, and neither Reliant nor any of its Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii) All estimated Taxes required to be paid by or with respect to Reliant or any of its Subsidiaries have been paid to the proper taxing authorities. All Taxes that Reliant or any of its Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, manager, independent contractor, shareholder, member, nonresident, creditor, or other third party (including amounts paid or owing by or to Reliant or any of its Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; Reliant and its Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and Reliant and each of its Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii) No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of Reliant, threatened against or with respect to Reliant or any of its Subsidiaries in respect of any Taxes or Tax matters, and to Reliant’s Knowledge there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding. There are no unsatisfied debts, liabilities, or obligations for Taxes with respect to any notice of deficiency or similar document received by Reliant or any of its Subsidiaries with respect to any Taxes. No deficiencies have been asserted against Reliant or any of its Subsidiaries as a result of any examination by any taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of Reliant or any of its Subsidiaries, other than Permitted Liens and Liens set forth on Schedule 4.2(o)(iii) of the Reliant Disclosure Memorandum.

(iv) Neither Reliant nor any of its Subsidiaries has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in force. Neither Reliant nor any of its Subsidiaries is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to Reliant or any of its Subsidiaries.

(v) There is no agreement, contract, plan, or other arrangement (including without limitation this Agreement or the arrangements contemplated hereby) covering any employee or independent contractor, or any former employee or independent contractor, of Reliant or any of its Subsidiaries that, individually or collectively with any other such agreements, contracts, plans, or other arrangements, will, or could reasonably be expected to, (i) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code, or (ii) subject any such Person to additional taxes under Section 409A of the Code. Neither Reliant nor any of its Subsidiaries is a party to or bound by any agreement, contract, plan, or other arrangement, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code. All disqualified individuals (as defined in Section 280G(c) of the Code) with respect to Reliant and each of its Subsidiaries are set forth on Schedule 4.2(o)(v) of the Reliant Disclosure Memorandum.

(vi) Except as set forth on Schedule 4.2(o)(vi) of the Reliant Disclosure Memorandum, neither Reliant nor any of its Subsidiaries has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return. Neither Reliant nor any of its Subsidiaries is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement, or similar contract or agreement. Neither Reliant nor any of its Subsidiaries is liable for the Taxes of any other Person, whether as a transferee or successor, by contract (including any tax allocation agreement, tax sharing agreement, or tax indemnity agreement), or otherwise.

(p) Material Contracts.

(i) Set forth on Schedule 4.2(p)(i) of the Reliant Disclosure Memorandum is a true, correct, and complete list of the following Contracts to which Reliant or any of its Subsidiaries is a party or by which Reliant or any of its Subsidiaries is bound (collectively, the “Reliant Material Contracts”):

(A) Any Contract that involves, or would reasonably be expected to involve, annual receipts or disbursements of $25,000 or more;

(B) Any Contract that requires Reliant or any of its Subsidiaries to purchase all of its requirements for a given product, good, or service from a given Person;

(C) Any Contract that provides for the indemnification by Reliant or any of its Subsidiaries of any Person, or the express assumption by Reliant or any of its Subsidiaries of any Tax, environmental, or other liability or obligation of any Person;

(D) Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Reliant or any of its Subsidiaries after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E) Any employment agreement or other Contract with any current or former director, officer, employee, or consultant of or to Reliant or any of its Subsidiaries;

(F) Any Contract that limits or purports to limit the right of Reliant or any of its Subsidiaries (or, at any time after the consummation of the Merger, Bancshares or CUB) to engage in any line of business or to compete with any Person or operate in any geographical location;

(G) Any partnership, joint venture, limited liability company, or similar Contract;

(H) Any Contact with respect to the occupancy, management, lease, or operation of real property;

(I) Any data processing or information technology Contract;

(J) Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, or properties of Reliant or any of its Subsidiaries;

(K) Any Contract that relates to indebtedness of or borrowings of money by Reliant or any of its Subsidiaries in excess of $25,000 (other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business); and

(L) Any other Contract not previously disclosed that is material to Reliant or any of its Subsidiaries or Reliant’s or any of its Subsidiaries’ business, operations, or financial condition.

(ii) Each of the Reliant Material Contracts is in full force and effect and is a valid and binding obligation of Reliant or its Subsidiaries, as appropriate, and, to Reliant’s Knowledge, each of the other parties thereto, enforceable against Reliant or its Subsidiaries, as appropriate, and, to Reliant’s Knowledge, each of the other parties thereto, in accordance with its terms. Reliant and its Subsidiaries have performed all duties and obligations required to be performed by them under each Reliant Material Contract. Neither Reliant nor any of its Subsidiaries, nor, to the Knowledge of Reliant, any other party thereto, is in violation of or default under any Reliant Material Contact, and, to the Knowledge of Reliant, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation or default. No event has occurred, and no circumstance or condition exists, that, with or without notice or lapse of time or both, will, or would reasonably be expected to, (A) give any Person the right to declare a default or exercise any remedy under any

Reliant Material Contract, (B) give any Person the right to accelerate the maturity of or performance under any Reliant Material Contract, or (C) give any Person the right to cancel, terminate, or modify any Reliant Material Contract.

(iii) Except as set forth on Schedule 4.2(p)(iii) of the Reliant Disclosure Memorandum, no consents, approvals, notices, or waivers are required to be obtained or delivered pursuant to the terms and conditions of any Reliant Material Contract as a result of Reliant’s execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby. True, correct, and complete copies of all of the Reliant Material Contracts have been delivered or made available to the CUB Parties.

(q) Intellectual Property; Information Technology Systems.

(i) Set forth on Schedule 4.2(q)(i) of the Reliant Disclosure Memorandum is a true, correct, and complete list, and where appropriate a description, of all of the Intellectual Property owned, leased, or licensed by Reliant or any of its Subsidiaries, or used by Reliant or any of its Subsidiaries in the conduct of their respective businesses (collectively, the “Reliant Intellectual Property”). All required filings and fees related to Reliant Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Reliant Intellectual Property registrations are in good standing.

(ii) Set forth on Schedule 4.2(q)(ii) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all licenses and other contracts, agreements, arrangements, commitments, and understandings relating to or affecting the Reliant Intellectual Property. There is no default or alleged default, or state of facts or circumstances which with notice or lapse of time or both would constitute a default, on the part of any party to any such license or other contract, agreement, arrangement, commitment, or understanding in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such license or other contract, agreement, arrangement, commitment, or understanding. Reliant has previously provided to the CUB Parties true, correct, and complete copies (or in the case of any oral agreement, a complete and accurate written description) of the above mentioned licenses and other contracts, agreements, arrangements, commitments, and understandings, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii) Reliant or one of its Subsidiaries is the sole and exclusive owner of all of the Reliant Intellectual Property not leased or licensed to Reliant or one of its Subsidiaries, free and clear of any Liens other than Permitted Liens, or, with respect to any Reliant Intellectual Property leased or licensed to Reliant or one of its Subsidiaries, has a valid and enforceable lease, license, or other right to use such Reliant Intellectual Property, and except as set forth on Schedule 4.2(q)(iii) of the Reliant Disclosure Memorandum, no leases, licenses, or other rights have been granted by Reliant or its Subsidiaries to third Persons with respect to any such Reliant Intellectual Property. Reliant or its Subsidiaries own or possess all requisite rights to use all of the Reliant Intellectual Property required or necessary for the conduct of the business of Reliant and its Subsidiaries as presently conducted, without any conflict with the rights of others or any known use by others which conflicts with the rights of Reliant or any of its Subsidiaries. Neither Reliant nor any of its Subsidiaries owes any royalties, honoraria, or fees to any Person by reason of Reliant’s or any of its Subsidiaries’ use of any of the Reliant Intellectual Property. Neither Reliant nor any of its Subsidiaries has received notice of, and, to the Knowledge of Reliant, there is no basis for, any claimed conflict with respect to any of the Reliant Intellectual Property or any claim against Reliant or any of its Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that Reliant or any of its Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the Reliant Intellectual Property is invalid or defective in any way.

(iv) Set forth on Schedule 4.2(q)(iv) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all consents, authorizations, and approvals with respect to or involving the Reliant Intellectual

Property that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the Reliant Intellectual Property, in connection with the consummation of the transactions contemplated by this Agreement.

(v) To Reliant’s Knowledge, all information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, used in or necessary for the conduct of Reliant’s and its Subsidiaries’ businesses (collectively, the “Reliant IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use. The Reliant IT Systems are in good working condition to effectively perform all information technology (including data processing) operations necessary to conduct business as currently conducted. Since December 31, 2010, neither Reliant nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the Reliant IT Systems. Reliant and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither Reliant nor any of its Subsidiaries is in breach of any contract, agreement, software license, arrangement, commitment, or understanding relating to any of the Reliant IT Systems.

(r) Labor Matters.

(i) Reliant and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Reliant nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Reliant or any of its Subsidiaries the subject of any proceeding in which it is asserted that Reliant or any of its Subsidiaries has committed an unfair labor practice or seeking to compel Reliant or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of Reliant, has any such proceeding been threatened, nor is there any strike, other labor dispute, or organizational effort involving Reliant or any of its Subsidiaries pending or, to the Knowledge of Reliant, threatened.

(ii) Set forth on Schedule 4.2(r)(ii) of the Reliant Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of Reliant and its Subsidiaries and any consultants or independent contractors providing services to Reliant or any of its Subsidiaries; (B) each such employee’s, consultant’s, and independent contractor’s current rate of compensation; and (C) each such employee’s date of hire and accrued vacation, sick leave, and personal leave, as applicable. Set forth or identified on Schedule 4.2(r)(ii) of the Reliant Disclosure Memorandum are the names of any employees of Reliant or any of its Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. There are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee of Reliant or any of its Subsidiaries.

(iii) To Reliant’s Knowledge, no director, officer, employee, independent contractor, or consultant of or to Reliant or any of its Subsidiaries is a party to, or is otherwise bound by, any contract, agreement, or arrangement, including without limitation any confidentiality, non-competition, or proprietary rights agreement, that could materially and adversely affect the ability of Reliant or any of its Subsidiaries to conduct its business as currently conducted.

(iv) Neither Reliant nor any of its Subsidiaries has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any Reliant Benefit Plan (as defined below), should have been classified as an employee. Neither Reliant nor any of its Subsidiaries has any liability for improperly excluding any Person who provides or provided services to Reliant or any of its Subsidiaries in any capacity from participating in any Reliant Benefit Plan.

(v) Except as set forth on Section 4.2(r)(v) of the Reliant Disclosure Memorandum, none of the officers, employees, or, with regard to the provision of services similar to those provided by an employee, consultants of Reliant or any of its Subsidiaries have informed Reliant or its Subsidiaries of their intent, and Reliant does not have Knowledge that any of the officers, employees, or, with regard to the provision of services similar to those provided by an employee, consultants of Reliant or any of its Subsidiaries have an intention, to terminate their employment or other relationship with Reliant or its Subsidiaries during the next 12 months.

(s) Benefit Plans.

(i) Set forth on Schedule 4.2(s)(i) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by Reliant or an ERISA Affiliate with respect to any present or former directors, officers, or employees of Reliant or any of its Subsidiaries (herein referred to collectively as the “Reliant Benefit Plans”), including any and all plans or policies offered to employees of Reliant or any of its Subsidiaries with respect to which Reliant or an ERISA Affiliate has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“Reliant Voluntary Plans”). Reliant has previously delivered or made available to the CUB Parties true, correct, and complete copies of all agreements, plans, and other documents referenced in Schedule 4.2(s)(i) of the Reliant Disclosure Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by Reliant or any of its Subsidiaries to create any additional Reliant Benefit Plan, to amend any Reliant Benefit Plan, except for amendments required by applicable Law or which do not materially increase the cost of such Reliant Benefit Plan, or to terminate any Reliant Benefit Plan. Each Reliant Benefit Plan that provides for the payment of “deferred compensation,” including any employment agreement between Reliant or any of its Subsidiaries and any employee, complies in all material respects with Section 409A of the Code.

(ii) There is no pending, threatened, or suspected claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any Reliant Benefit Plan. All of the Reliant Benefit Plans comply in all material respects with applicable requirements of ERISA, the Code, and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act 1996; the Patient Protection and Affordable Care Act of 2009; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985; the Family and Medical Leave Act; the Mental Health Parity Act; the Uniformed Services Employment and Reemployment Rights Act; the Newborns’ and Mothers’ Health Protection Act; the Women’s Health and Cancer Rights Act; and the Genetic Information Nondiscrimination Act), and have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA, the Code, and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the Reliant Benefit Plans or pursuant to which they are maintained or administered. No audit of any Reliant Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of Reliant, threatened or was ongoing, threatened, or closed since December 31, 2010. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the Reliant Benefit Plans that is likely to result in, or has already resulted in, the imposition of any penalties or Taxes upon Reliant or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(iii) No liability to the Pension Benefit Guaranty Corporation has been, or is expected by Reliant or any of its Subsidiaries to be, incurred with respect to any Reliant Benefit Plan which is subject to Title IV of ERISA (a “Reliant Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Reliant or any ERISA Affiliate. No Reliant Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Reliant Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Reliant Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Reliant Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Reliant Pension Plan within the 12-month period ending on the date hereof. Neither Reliant nor any of its Subsidiaries has provided, or is required to provide, security to any Reliant Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Reliant, any of its Subsidiaries, nor any ERISA Affiliate has contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Reliant Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Reliant Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which Reliant is entitled to rely under applicable IRS guidance), and, to the Knowledge of Reliant, there are no facts or circumstances likely to result in the revocation of any such favorable determination letter. Each Reliant Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such Reliant Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither Reliant nor any of its Subsidiaries have any obligations for post-retirement or post-employment benefits under any Reliant Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals.

(vi) All contributions and payments (both employer and employee) required to be made with respect to any Reliant Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any Reliant Benefit Plan, for any period through the date hereof have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim Reliant Financials to the extent required by GAAP or regulatory accounting requirements. Each Reliant Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded Reliant Benefit Plan pays benefits solely from the general assets of Reliant or its applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required. All unfunded benefits for which claims have been filed under a Reliant Benefit Plan have been or are being processed for payment or otherwise adjudicated in accordance with the terms of the applicable Reliant Benefit Plan and paid (to the extent payment is due), or will be paid, within the customary, normal, and routine claims processing and payment time frames followed by the Reliant Benefit Plan and as required by ERISA. No unfunded Reliant Benefit Plan is delinquent, in any material respect, in the payment of benefits, and neither Reliant nor any of its Subsidiaries is delinquent in making its required contributions to any such unfunded Reliant Benefit Plan so that the Reliant Benefit Plan can pay benefits on a timely basis.

(vii) All required reports, notice, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been filed or distributed in accordance with applicable Law with respect to each Reliant Benefit Plan. All required Tax filings with respect to each Reliant Benefit Plan have been made, and any Taxes due in connection with such filings have been paid. Since December 31, 2009, neither Reliant nor any of its Subsidiaries has filed, or been required to file, with the IRS, as required by the Code, a Form 8928 in order to self-report any health plan violations which are subject to excise taxes under applicable provisions of the Code, and, to the Knowledge of Reliant, there are no facts or circumstances that could reasonably be expected to result in Reliant or any of its Subsidiaries being required by the Code to file any such Form 8928.

(viii) Except as set forth on Schedule 4.2(s)(viii) of the Reliant Disclosure Memorandum, neither Reliant nor any of its Subsidiaries is a party to or bound by any contract, commitment, agreement, or understanding (including without limitation any severance, change of control, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, or independent contractor of Reliant or any of its Subsidiaries to severance pay or other benefits, or any increase in severance pay or other benefits, upon any termination of employment or of such contract, commitment, agreement, or understanding after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to, any of the Reliant Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Reliant Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(ix) Persons being provided coverage in or under each Reliant Benefit Plan are described in such Reliant Benefit Plan as being eligible for coverage under such Reliant Benefit Plan, and neither Reliant nor any of its Subsidiaries has any liability for improperly including any Person as a participant in any Reliant Benefit Plan in which such Person is or was not eligible for coverage.

(x) All of the Reliant Benefit Plans are nondiscriminatory with respect to eligibility and benefits under applicable provisions of the Code and other Laws.

(xi) All Reliant Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such Reliant Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by Reliant or any of its Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t) Properties.

(i) Set forth on Schedule 4.2(t)(i) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all real property owned or leased by Reliant or any of its Subsidiaries as of the date of this Agreement (including without limitation property carried on the books of Reliant as “Other Real Estate Owned”). Reliant and each of its Subsidiaries have good and marketable title to all real property owned by them (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens other than Permitted Liens. Each lease pursuant to which Reliant or any of its Subsidiaries leases real property is valid and binding and in full force and effect, and neither Reliant nor any of its Subsidiaries, nor to Reliant’s Knowledge any other party to any such lease, is in default under or in violation of any provision of any such lease. Reliant has previously delivered or made available to the CUB Parties a true, correct, and complete copy of each such lease, including any amendments thereto. All real property owned or leased by Reliant or any of its Subsidiaries is in good condition (normal wear and tear excepted), conforms in all material respects with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by Reliant to be adequate for the current business of Reliant and its Subsidiaries. To the Knowledge of Reliant, none of the buildings, structures, or other improvements located on any real property owned or leased by Reliant or any of its Subsidiaries encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way.

(ii) None of the real property owned or leased by Reliant or any of its Subsidiaries, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and Reliant has no Knowledge that any of such real property, or any such building, structure, fixture, or improvement, is or will be the subject of, or affected by, any such proceeding. Neither Reliant nor any of its Subsidiaries has experienced any restriction in access to or from public roads or any restriction in access to any utilities, including water, sewer, gas, electric, telephone, drainage, and other utilities used by Reliant or any of its Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of Reliant, threatened governmental action that would prohibit or interfere with such access; and, to the Knowledge of Reliant, no fact or condition exists which, with the passing of time, the giving of notice, or both, may result in the termination, reduction, or impairment of such access.

(iii) Reliant and each of its Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens other than Permitted Liens. Each lease pursuant to which Reliant or any of its Subsidiaries leases, as lessee, personal property is valid and binding and in full force and effect, and neither Reliant nor any of its Subsidiaries, nor to Reliant’s Knowledge any other party to any such lease, is in default under or in violation of any provision of any such lease. The personal property owned or leased by Reliant and its Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of Reliant and its Subsidiaries in the ordinary course consist with past practice.

(u) Environmental Matters.

(i) Each of Reliant’s and its Subsidiaries’ properties, the Reliant Participation Facilities, and, to the Knowledge of Reliant, the Reliant Loan Properties are, and, as applicable, have been during the period of Reliant’s or its Subsidiaries’ ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or, to the Knowledge of Reliant, threatened against Reliant or any of its Subsidiaries or any Reliant Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased, or operated by Reliant or any of its Subsidiaries or any Reliant Participation Facility. To the Knowledge of Reliant, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any Reliant Loan Property (or Reliant or any of its Subsidiaries in respect of any Reliant Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a Reliant Loan Property. Neither Reliant nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it may be in violation of, or have any liability under, any Environmental Law.

(ii) There are no underground storage tanks at or on any properties owned or operated by Reliant or any of its Subsidiaries or any Reliant Participation Facility. Neither Reliant nor any of its Subsidiaries, nor, to

the Knowledge of Reliant, any other Person, has closed or removed any underground storage tanks on or from any properties owned or operated by Reliant or any of its Subsidiaries or any Reliant Participation Facility.

(iii) During the period of (A) Reliant’s or its Subsidiaries’ ownership or operation of any of their respective properties and (B) Reliant’s or its Subsidiaries’ participation in the management of any Reliant Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of Reliant, prior to the period of (A) Reliant’s or its Subsidiaries’ ownership or operation of any of their respective properties or (B) Reliant’s or its Subsidiaries’ participation in the management of any Reliant Participation Facility, there was no contamination by or release of Hazardous Material in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv) Reliant and its Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by Reliant or its Subsidiaries, and Reliant and its Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v) Fairness Opinion. The board of directors of Reliant has received from Sterne, Agee & Leach, Inc. an opinion to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Reliant.

(w) Broker Fees. Except as set forth on Schedule 4.2(w) of the Reliant Disclosure Memorandum, neither Reliant nor any of its Subsidiaries, nor any of their respective officers, directors, employees, or agents, has employed any broker, investment banker, or finder or incurred any liability (whether contingent or otherwise) for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of Reliant or any of its Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(x) Loan Matters.

(i) All Loans held by Reliant or any of its Subsidiaries were made for good, valuable, and adequate consideration in the ordinary course of business and in accordance with sound banking practices, and none of such Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending laws, except, however, such as may be provided by bankruptcy, insolvency, or similar laws or by general principles of equity. The promissory notes or other evidences of indebtedness evidencing such Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable.

(ii) Except as set forth on Schedule 4.2(x)(ii) of the Reliant Disclosure Memorandum, neither the terms of any Loan held, originated, made, administered, or serviced by Reliant or any of its Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor Reliant’s practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act, Regulation B, Regulation O, and Regulation Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state Laws relating to consumer protection, installment sales, and usury.

(iii) Reliant’s allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance with Reliant’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv) Except as set forth on Schedule 4.2(x)(iv) of the Reliant Disclosure Memorandum, none of the contracts, agreements, or arrangements pursuant to which Reliant or any of its Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any liability or obligation on the part of Reliant or any of its Subsidiaries to repurchase such Loans or interests therein.

(v) Set forth on Schedule 4.2(x)(v) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date hereof, by Reliant or any of its Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Reliant or any of its Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws.

(vi) Set forth on Schedule 4.2(x)(vi) of the Reliant Disclosure Memorandum is a true, correct, and complete listing, as of March 31, 2014, by account of: (A) each borrower, customer, or other Person who has notified Reliant or any of its Subsidiaries during the past 12 months of, or has asserted against Reliant or any of its Subsidiaries, any “lender liability” or similar claim; and (B) all Loans of Reliant and its Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by Reliant or any of its Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of March 31, 2014, 2014.

(y) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business and as otherwise set forth on Schedule 4.2(y) of the Reliant Disclosure Memorandum , no current or former officer or director of Reliant or any of its Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any agreement, contract, or property, real or personal, tangible or intangible, used in or pertaining to the business of, or owned or leased by, Reliant or any of its Subsidiaries.

(z) Insurance. Set forth on Schedule 4.2(z) of the Reliant Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently maintained by or providing coverage for Reliant or any of its Subsidiaries, including “bank-owned life insurance” (collectively, the “Reliant Insurance Policies”), including for each such Reliant Insurance Policy the name of the insurance carrier, the named insured(s), the nature of the coverage, the policy limits (on a per occurrence and aggregate basis), the annual premiums, and the expiration date. Reliant and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All of the Reliant Insurance Policies are in full force and effect, neither Reliant nor any of its Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the Reliant Insurance Policies; all premiums due and payable with respect to the Reliant Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in a timely fashion. There is no claim for coverage by Reliant or any of its Subsidiaries pending under any of the Reliant Insurance Policies as to which coverage has been questioned, denied, or disputed. Neither Reliant nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of the Reliant Insurance Policies.

(aa) Investment Securities; Derivatives. Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Reliant or any of its Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that would materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither Reliant nor any of its Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other contract that is a derivative contract (including various combinations thereof), or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Transactions in Securities. All offers and sales of Reliant Stock by Reliant were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and applicable state securities or “Blue Sky” Laws. Neither Reliant nor, to Reliant’s Knowledge, (i) any director or officer of Reliant, (ii) any Person related to any such director or officer by blood, marriage, or adoption and residing in the same household, or (iii) any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons has purchased or sold, or caused to be purchased or sold, any shares of Reliant Stock or other securities issued by Reliant in violation of any applicable provision of federal or state securities Laws.

(cc) Transactions with Affiliates. All “covered transactions” between Reliant and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance with such provisions of Law.

(dd) Fiduciary Accounts. Reliant and its Subsidiaries have properly administered all accounts for which they serve or act as a fiduciary, including without limitation accounts for which they serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither Reliant or any of its Subsidiaries nor, to Reliant’s Knowledge, any of their respective directors, officers, or employees have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are, in all material respects, true and correct and accurately reflect the assets of such fiduciary account.

(ee) Tax Treatment of Transaction. Reliant has no Knowledge of any fact or circumstance relating to it or any of its Subsidiaries that would prevent the Merger contemplated by this Agreement from qualifying as a “reorganization” under Section 368(a) of the Code.

(ff) CRA, Anti-Money Laundering, OFAC, and Customer Information Security. Reliant received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Reliant does not have Knowledge of any facts or circumstances that would cause Reliant (i) to be deemed not to be in satisfactory compliance with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Reliant. To the Knowledge of Reliant, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause Reliant to undertake any remedial action. The board of directors of Reliant has adopted, and Reliant has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Reliant has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(gg) Internal Controls. Reliant and its Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Reliant’s or its Subsidiaries’ ability to record, process, summarize, and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in Reliant’s internal controls over financial reporting.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BANCSHARES AND CUB

Section 5.1 CUB Disclosure Memorandum. Prior to the Parties’ execution and delivery of this Agreement, Bancshares and CUB have delivered to Reliant a confidential memorandum (the “CUB Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the CUB Parties contained in this Article V or to one or more of its covenants contained in Article VI, making specific reference in such CUB Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 5.2 Bancshares and CUB Representations and Warranties. Bancshares and CUB each hereby represents and warrants to Reliant as follows:

(a) Organization and Qualification. Bancshares is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. CUB is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of Bancshares and CUB has the power and authority to own, lease, and operate its respective properties and assets and to conduct its respective business as presently conducted. Each of Bancshares and CUB is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or reasonably be expected to have, a Material Adverse Effect on Bancshares. The copies of the charters, bylaws, articles of organization, operating agreements, and other similar organizational documents of the CUB Parties and each of their Subsidiaries previously provided or made available to Reliant are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither Bancshares or CUB nor any of their Subsidiaries is in violation of its respective charter, bylaws, articles of organization, operating agreement, or other similar organizational documents. The minute books of the CUB Parties and their Subsidiaries previously provided or made available to Reliant constitute a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof), shareholders, members, managers, and other governing bodies, as applicable.

(b) Subsidiaries and Other Interests. Set forth on Schedule 5.2(b) of the CUB Disclosure Memorandum is a true, correct, and complete list of all Subsidiaries of Bancshares (other than CUB) and/or CUB, including the name of each such Subsidiary, its jurisdiction of incorporation, organization, or formation, and Bancshares’ and/or CUB’s percentage ownership of such Subsidiary. Bancshares or CUB, as appropriate, owns beneficially and of record the capital stock or other equity or ownership interest it owns in each of its Subsidiaries free and clear of any and all Liens. There are no contracts, commitments, agreements, or understandings relating to Bancshares’ or CUB’s, as appropriate, right to vote or dispose of any capital stock or other equity or ownership interest of any of its Subsidiaries. Bancshares’ and/or CUB’s ownership interest in each of their Subsidiaries is in compliance with all applicable Laws. Each of the Subsidiaries of Bancshares and/or CUB is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation, has all requisite power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted, and is duly licensed or qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or reasonably be expected to have, a Material Adverse Effect on Bancshares. The outstanding capital stock or other equity or ownership interests of each Subsidiary of Bancshares and/or CUB have been validly authorized and are validly issued, fully paid, and nonassessable. No shares of capital stock or other equity or ownership interests of any Subsidiary of Bancshares and/or CUB are or may be required to be issued by virtue of any options, warrants, or other rights, no securities exist that are convertible into or exchangeable for any shares of capital stock or other equity or ownership interests of any Subsidiary of Bancshares and/or CUB, or any other debt or equity security of any Subsidiary of Bancshares and/or CUB, and there are no contracts, commitments, agreements, or understandings of any kind for the issuance of additional capital stock or other equity or ownership interests, or any other debt or equity securities, of any Subsidiary of Bancshares and/or CUB or any options, warrants, or other rights with respect to such securities. Except (i) as set forth on Schedule 5.2(b) of the CUB Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither Bancshares nor CUB owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c) Capitalization. As of the date of this Agreement, the authorized capital stock of Bancshares consists of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. The authorized capital stock of CUB consists of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. Set forth on Schedule 5.2(c) of the CUB Disclosure Memorandum is a true, correct, and complete listing, by class and, if applicable, series, of the issued and outstanding shares of Bancshares Stock and CUB Stock. There are no other classes or series of authorized, issued, or outstanding capital stock of Bancshares or CUB. No shares of Bancshares Stock are held in treasury by Bancshares or otherwise owned, directly or indirectly, by Bancshares, and no shares of CUB Stock are held in treasury by CUB or otherwise owned, directly or indirectly, by CUB. All of the issued and outstanding shares of Bancshares Stock and CUB Stock have been duly and validly authorized and issued in full compliance with all applicable Laws and are fully paid and non-assessable, and none of the issued and outstanding shares of Bancshares Stock or CUB Stock have been issued in violation of the preemptive rights of any Person. Except as set forth on Schedule 5.2(c) of the CUB Disclosure Memorandum, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that could require or obligate Bancshares to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bancshares capital stock, or securities convertible into or exercisable for shares of Bancshares capital stock, or require or obligate Bancshares to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that could require or obligate CUB to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of CUB capital stock, or securities convertible into or exercisable for shares of CUB capital stock, or require or obligate CUB to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. There are no outstanding obligations of Bancshares or CUB to repurchase, redeem, or otherwise acquire any shares of its respective capital stock. Set forth on Schedule 5.2(c) of the CUB Disclosure Memorandum is a true, correct, and complete list of all outstanding Bancshares Options, including for each Bancshares Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such Bancshares Option, and whether such Bancshares Option is qualified or nonqualified under Section 422 of the Code. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Bancshares may vote are issued or outstanding. Set forth on Schedule 5.2(c) of the CUB Disclosure Memorandum is a listing of all cash, stock, or other dividends or distributions with respect to Bancshares Stock or CUB Stock that have been declared, set aside, or paid since December 31, 2010, as well as all shares of Bancshares capital stock and all shares of CUB capital stock that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by Bancshares and CUB, respectively, since December 31, 2010.

(d) Authority. Each of Bancshares and CUB has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, subject to the consents, approvals, and filings referred to in Section 5.2(f), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the CUB Parties and the consummation by the CUB Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the respective boards of directors of the CUB Parties, and no other corporate actions or proceedings on the part of the CUB Parties are necessary to authorize the execution and delivery of this Agreement by the CUB Parties or the consummation by the CUB Parties of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of Bancshares and CUB in accordance with applicable Law. The board of directors of Bancshares has determined that this Agreement is advisable and in the best interests of Bancshares and its shareholders and has directed that this Agreement be submitted to Bancshares’ shareholders for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Bancshares approve this Agreement. This Agreement has been duly and validly executed and delivered by the CUB Parties and constitutes a valid and legally binding obligation of the CUB Parties enforceable against the CUB Parties in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and similar laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery, and performance of this Agreement by the CUB Parties and the consummation of the transactions contemplated by this Agreement do not and will not (i) assuming that the consents, approvals, and filings referred to in Section 5.2(f) have been obtained and made and all applicable waiting periods have expired, violate any Law, governmental permit, or license to which the CUB Parties or any of their Subsidiaries (or any of their respective properties or assets) are subject or by which the CUB Parties or any of their Subsidiaries (or any of their respective properties or assets) are bound; (ii) violate the charter, bylaws, articles of organization, operating agreement, or similar organizational documents of the CUB Parties or any of their Subsidiaries; or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the CUB Parties or any of their Subsidiaries under, any of the terms, conditions, or provisions of any note, bond, indenture, mortgage, deed of trust, loan agreement, or other material contract, commitment, agreement, instrument, or obligation to which the CUB Parties or any of their Subsidiaries are a party or to or by which any of their respective properties or assets may be subject or bound.

(f) Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by the CUB Parties or any of their Subsidiaries in connection with the execution and delivery by the CUB Parties of this Agreement or the consummation by the CUB Parties of the Merger and the other transactions contemplated hereby, except (i) the Regulatory Approvals; (ii) the filing of the Articles of Merger with the TDFI and the Tennessee Secretary of State; (iii) such filings, registrations, consents, and approvals as are required to be made or obtained under or pursuant to federal and state securities Laws in connection with the issuance by Bancshares of shares of Bancshares Common Stock pursuant to this Agreement; (iv) the approval of this Agreement by the shareholders of Bancshares and CUB; and (v) as set forth on Schedule 5.2(f) of the CUB Disclosure Memorandum. As of the date hereof, the CUB Parties are not aware of any reason why any of the consents, approvals, or waivers referred to in this Section 5.2(f) will not be obtained or received in a timely manner without the imposition of any material condition, restriction, or requirement of the type described in Section 8.1(b).

(g) Governmental Filings. Bancshares and each of its Subsidiaries have filed all reports, notices, applications, schedules, registration statements, and other documents and instruments that they have been required to file since December 31, 2010, with the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity. As of their respective dates, such filings were complete and accurate in all material respects, complied in all material respects with all applicable Laws, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein.

(h) Securities Filings. Bancshares and each of its Subsidiaries have filed with the SEC and the Federal Reserve all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that they have been required to file under the Securities Act or the Exchange Act, and the rules and regulations promulgated thereunder, since December 31, 2010 (collectively, the “CUB Securities Filings”). None of the CUB Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC and/or Federal Reserve, as appropriate, all of the CUB Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Bancshares or any of its Subsidiaries included in the CUB Securities Filings complied as to form, as of the respective date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC and Federal Reserve with respect thereto.

(i) Financial Statements. Bancshares has previously delivered to Reliant true, complete, and correct copies of (i) the consolidated balance sheets of Bancshares and its Subsidiaries as of the fiscal years ended December 31, 2013, 2012, and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the fiscal years then ended, together with the notes thereto, accompanied by the audit report of Bancshares’ independent public accounting firm (the “Audited Bancshares Financials”), and (ii) the unaudited consolidated balance sheets of Bancshares and its Subsidiaries as of March 31, 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period ended March 31, 2014 (the “Interim Bancshares Financials”). The Bancshares Financial Statements were prepared from and in accordance with the books and records of Bancshares and its Subsidiaries, fairly present the consolidated financial position of Bancshares and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows of Bancshares and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Bancshares and its Subsidiaries have been, and are being, maintained in accordance with GAAP consistently applied and other legal, accounting, and regulatory requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither Bancshares nor any of its Subsidiaries has, or has incurred, any debt, liability, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due), other than (i) debts, liabilities, and obligations reflected on or reserved against in the Interim Bancshares Financials and (ii) debts, liabilities, and obligations incurred since March 31, 2014, in the ordinary course of business consistent with past practice that, either alone or when combined with all similar debts, liabilities, and obligations, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Bancshares.

(k) Absence of Certain Changes or Events. Since December 31, 2013, Bancshares and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices, and there has been no event or occurrence and no circumstance has arisen that, individually or taken together with all other events, occurrences, and circumstances, has had or is reasonably likely to have a Material Adverse Effect on Bancshares. Since December 31, 2013, neither Bancshares nor any of its Subsidiaries has taken or permitted, or entered into any contract, agreement, or arrangement with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.2, except as set forth on Schedule 5.2(k) of the CUB Disclosure Memorandum.

(l) Litigation. Except as set forth on Schedule 5.2(l) of the CUB Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the CUB Parties, threatened against or affecting Bancshares or any of its Subsidiaries or any property, asset, right, or interest of Bancshares or any of its Subsidiaries, and, to the Knowledge of the CUB Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither Bancshares nor any of its Subsidiaries, nor any of their respective properties or assets, is a party or subject to, or bound by, any judgment, decree, injunction, order, or ruling of any Governmental Entity (other than in the case of loan assets with respect to which one or more obligor’s repayment obligations are subject to any such judgment, decree, injunction, order, or ruling).

(m) Absence of Regulatory Actions. Except as set forth on Schedule 5.2(m) of the CUB Disclosure Memorandum, since December 31, 2010, neither Bancshares nor any of its Subsidiaries has been a party to any cease and desist order, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the CUB Parties, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examinations or inspections of Bancshares or any of its Subsidiaries.

(n) Compliance with Laws. Except as set forth on Schedule 5.2(n) of the CUB Disclosure Memorandum, Bancshares and each of its Subsidiaries have complied, and are in compliance, in all material respects, with all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Bank Secrecy Act, and the USA PATRIOT Act, each as amended. Bancshares and each of its Subsidiaries have, and have had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of the CUB Parties, no suspension or cancellation of any of them is threatened. The deposit accounts of CUB are insured by the FDIC in the manner and to the maximum extent provided by Law, and CUB has paid all deposit insurance premiums and assessments required by applicable Laws.

(o) Taxes.

(i) Bancshares and each of its Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (the “Bancshares Returns”). All such Bancshares Returns are true, correct, and complete, and all Taxes due and payable by Bancshares and its Subsidiaries with respect to the periods covered by such Bancshares Returns have been paid, except for Taxes that are being contested in good faith for which adequate reserves have been established and are reflected in the Interim Bancshares Financials. The accruals and reserves for Taxes reflected in the Interim Bancshares Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancshares and its Subsidiaries for periods ending on or prior to the dates of the Interim Bancshares Financials, and all such reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of Bancshares and its Subsidiaries, are adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancshares and its Subsidiaries accruing through the Closing Date. No claim has ever been made against Bancshares or any of its Subsidiaries by an authority in a jurisdiction where Bancshares or any of its Subsidiaries do not file Tax Returns that Bancshares or any of its Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any Bancshares Return has been agreed or entered into or granted (by the CUB Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from Bancshares or any of its Subsidiaries, and neither Bancshares nor any of its Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii) All estimated Taxes required to be paid by or with respect to Bancshares or any of its Subsidiaries have been paid to the proper taxing authorities. All Taxes that Bancshares or any of its Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, manager, independent contractor, shareholder, member, nonresident, creditor, or other third party (including amounts paid or owing by or to Bancshares or any of its Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; Bancshares and its Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and Bancshares and each of its Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii) No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of Bancshares, threatened against or with respect to Bancshares or any of its Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of the CUB Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding. There are no unsatisfied debts, liabilities, or obligations for Taxes with respect to any notice of deficiency or similar document received by Bancshares or any of its Subsidiaries with respect to any Taxes. No deficiencies have been asserted against Bancshares or any of its Subsidiaries as a result of any examination by any taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of Bancshares or any of its Subsidiaries, other than Permitted Liens and Liens set forth on Schedule 5.2(o)(iii) of the CUB Disclosure Memorandum.

(iv) Neither Bancshares nor any of its Subsidiaries has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in force. Neither Bancshares nor any of its Subsidiaries is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to Bancshares or any of its Subsidiaries.

(v) There is no agreement, contract, plan, or other arrangement (including without limitation this Agreement or the arrangements contemplated hereby) covering any employee or independent contractor, or any former employee or independent contractor, of Bancshares or any of its Subsidiaries that, individually or collectively with any other such agreements, contracts, plans, or other arrangements, will, or could reasonably be expected to, (A) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code, or (B) subject any such Person to additional taxes under Section 409A of the Code. Neither Bancshares nor any of its Subsidiaries is a party to or bound by any agreement, contract, plan, or other arrangement, or has any obligation (current or contingent), to compensate any Person for Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code. All disqualified individuals (as defined in Section 280G(c) of the Code) with respect to Bancshares and each of its Subsidiaries are set forth on Schedule 5.2(o)(v) of the CUB Disclosure Memorandum.

(vi) Except as set forth on Schedule 5.2(o)(vi) of the CUB Disclosure Memorandum, (A) neither Bancshares nor any of its Subsidiaries has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return; (B) neither Bancshares nor any of its Subsidiaries is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement, or similar contract or agreement; and (C) neither Bancshares nor any of its Subsidiaries is liable for the Taxes of any other Person, whether as a transferee or successor, by contract (including any tax allocation agreement, tax sharing agreement, or tax indemnity agreement), or otherwise.

(p) Material Contracts.

(i) Set forth on Schedule 5.2(p)(i) of the CUB Disclosure Memorandum is a true, correct, and complete list of the following Contracts to which Bancshares or any of its Subsidiaries (including CUB) is a party or by which Bancshares or any of its Subsidiaries (including CUB) is bound (collectively, the “CUB Material Contracts”):

(A) Any Contract that involves, or would reasonably be expected to involve, annual receipts or disbursements of $25,000 or more;

(B) Any Contract that requires Bancshares or any of its Subsidiaries to purchase all of its requirements for a given product, good, or service from a given Person;

(C) Any Contract that provides for the indemnification by Bancshares or any of its Subsidiaries of any Person, or the express assumption by Bancshares or any of its Subsidiaries of any Tax, environmental, or other liability or obligation of any Person;

(D) Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Bancshares or any of its Subsidiaries after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E) Any employment agreement or other Contract with any current or former director, officer, employee, or consultant of or to Bancshares or any of its Subsidiaries;

(F) Any Contract that limits or purports to limit the right of Bancshares or any of its Subsidiaries to engage in any line of business or to compete with any Person or operate in any geographical location;

(G) Any partnership, joint venture, limited liability company, or similar Contract;

(H) Any Contact with respect to the occupancy, management, lease, or operation of real property;

(I) Any data processing or information technology Contract;

(J) Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, or properties of Bancshares or any of its Subsidiaries;

(K) Any Contract that relates to indebtedness of or borrowings of money by Bancshares or any of its Subsidiaries in excess of $25,000 (other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business); and

(L) Any other Contract not previously disclosed that is material to Bancshares or any of its Subsidiaries or Bancshares’ or any of its Subsidiaries’ business, operations, or financial condition.

(ii) Each of the CUB Material Contracts is in full force and effect and is a valid and binding obligation of Bancshares or its Subsidiaries, as applicable, and, to the Knowledge of the CUB Parties, each of the other parties thereto, enforceable against Bancshares or its Subsidiaries, as applicable, and, to the Knowledge of the CUB Parties, each of the other parties thereto, in accordance with its terms. Bancshares and its Subsidiaries have performed all duties and obligations required to be performed by them under each CUB Material Contract. Neither Bancshares nor any of its Subsidiaries, nor, to the Knowledge of Bancshares, any other party thereto, is in violation of or default under any CUB Material Contact, and, to the Knowledge of Bancshares, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a violation or default. No event has occurred, and no circumstance or condition exists, that, with or without notice or lapse of time or both, will, or would reasonably be expected to, (A) give any Person the right to declare a default or exercise any remedy under any CUB Material Contract, (B) give any Person the right to accelerate the maturity of or performance under any CUB Material Contract, or (C) give any Person the right to cancel, terminate, or modify any CUB Material Contract.

(iii) Except as set forth on Schedule 5.2(p)(iii) of the CUB Disclosure Memorandum, no consents, approvals, notices, or waivers are required to be obtained or delivered pursuant to the terms and conditions of any CUB Material Contract as a result of the CUB Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby. True, correct, and complete copies of all of the CUB Material Contracts have been delivered or made available to Reliant.

(q) Intellectual Property; Information Technology Systems.

(i) Set forth on Schedule 5.2(q)(i) of the CUB Disclosure Memorandum is a true, correct, and complete list, and where appropriate a description, of all of the Intellectual Property owned, leased, or licensed by Bancshares or any of its Subsidiaries, or used by Bancshares or any of its Subsidiaries in the conduct of their respective businesses (collectively, the “CUB Intellectual Property”). All required filings and fees related to CUB Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all CUB Intellectual Property registrations are in good standing.

(ii) Set forth on Schedule 5.2(q)(ii) of the CUB Disclosure Memorandum is a true, correct, and complete list of all licenses and other contracts, agreements, arrangements, commitments, and understandings relating to or affecting the CUB Intellectual Property. There is no default or alleged default, or state of facts or circumstances which with notice or lapse of time or both would constitute a default, on the part of any party to any such license or other contract, agreement, arrangement, commitment, or understanding in the performance of any obligation to be performed, paid, or observed by any party under or pursuant to any such license or other contract, agreement, arrangement, commitment, or understanding. The CUB Parties have previously provided to Reliant true, correct, and complete copies (or in the case of any oral agreement, a complete and accurate written description) of the above mentioned licenses and other contracts, agreements, arrangements, commitments, and understandings, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii) Bancshares or one of its Subsidiaries is the sole and exclusive owner of all of the CUB Intellectual Property not leased or licensed to Bancshares or one of its subsidiaries, free and clear of any Liens other than Permitted Liens, or, with respect to any CUB Intellectual Property leased or licensed to Bancshares or one of its Subsidiaries, has a valid and enforceable lease, license, or other right to use such CUB Intellectual Property, and except as set forth on Schedule 5.2(q)(iii) of the CUB Disclosure Memorandum, no leases, licenses, or other rights have been granted by Bancshares or its Subsidiaries to third Persons with respect to any such CUB Intellectual Property. Bancshares or its Subsidiaries own or possess all requisite rights to use all of the CUB Intellectual Property required or necessary for the conduct of the business of Bancshares and its Subsidiaries as presently conducted, without any conflict with the rights of others or any known use by others which conflicts with the rights of Bancshares or any of its Subsidiaries. Neither Bancshares nor any of its Subsidiaries owes any royalties, honoraria, or fees to any Person by reason of Bancshares’ or any of its Subsidiaries’ use of any of the CUB Intellectual Property. Neither Bancshares nor any of its Subsidiaries has received notice of, and, to the Knowledge of Bancshares, there is no basis for, any claimed conflict with respect to any of the CUB Intellectual Property or any claim against Bancshares or any of its Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that Bancshares or any of its Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the CUB Intellectual Property is invalid or defective in any way.

(iv) Set forth on Schedule 5.2(q)(iv) of the CUB Disclosure Memorandum is a true, correct, and complete list of all consents, authorizations, and approvals with respect to or involving the CUB Intellectual Property that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the CUB Intellectual Property, in connection with the consummation of the transactions contemplated by this Agreement.

(v) To the Knowledge of the CUB Parties, all information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, used in or necessary for the conduct of Bancshares’ and its Subsidiaries’ businesses (collectively, the “Bancshares IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use. The Bancshares IT Systems are in good working condition to effectively perform all information technology (including data processing) operations necessary to conduct business as currently conducted. Since December 31, 2010, neither Bancshares nor any of its Subsidiaries has experienced any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the Bancshares IT Systems. Bancshares and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither Bancshares nor any of its Subsidiaries is in breach of any contract, agreement, software license, arrangement, commitment, or understanding relating to any of the Bancshares IT Systems.

(r) Labor Matters.

(i) Bancshares and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Bancshares nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Bancshares or any of its Subsidiaries the subject of any proceeding in which it is asserted that Bancshares or any of its Subsidiaries has committed an unfair labor practice or seeking to compel Bancshares or any of its Subsidiaries to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of the CUB Parties, has any such proceeding been threatened, nor is there any strike, other labor dispute, or organizational effort involving Bancshares or any of its Subsidiaries pending or, to the Knowledge of the CUB Parties, threatened.

(ii) Set forth on Schedule 5.2(r)(ii) of the CUB Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of Bancshares and its Subsidiaries and any consultants or independent contractors providing services to Bancshares or any of its Subsidiaries; (B) each such employee’s, consultant’s, and independent contractor’s current rate of compensation; and (C) each such employee’s date of hire and accrued vacation, sick leave, and personal leave, as applicable. Set forth or identified on Schedule 5.2(r)(ii) of the CUB Disclosure Memorandum are the names of any employees of Bancshares or any of its Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. There are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee of Bancshares or any of its Subsidiaries.

(iii) To the Knowledge of the CUB Parties, no director, officer, employee, independent contractor, or consultant of or to Bancshares or any of its Subsidiaries is a party to, or is otherwise bound by, any contract, agreement, or arrangement, including without limitation any confidentiality, non-competition, or proprietary rights agreement, that could materially and adversely affect the ability of Bancshares or any of its Subsidiaries to conduct its business as currently conducted.

(iv) Neither Bancshares nor any of its Subsidiaries has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any CUB Benefit Plan (as defined below), should have been classified as an employee. Neither Bancshares nor any of its Subsidiaries has any liability for improperly excluding any Person who provides or provided services to Bancshares or any of its Subsidiaries in any capacity from participating in any CUB Benefit Plan.

(v) Except as set forth on Section 5.2(r)(v) of the CUB Disclosure Memorandum, none of the officers, employees, or, with regard to the provision of services similar to those provided by an employee, consultants of Bancshares or any of its Subsidiaries have informed Bancshares or its Subsidiaries of their intent, and the CUB Parties do not have Knowledge that any of the officers, employees, or, with regard to the provision of services similar to those provided by an employee, consultants of Bancshares or any of its Subsidiaries have an intention, to terminate their employment or other relationship with Bancshares or its Subsidiaries during the next 12 months.

(s) Benefit Plans.

(i) Set forth on Schedule 5.2(s)(i) of the CUB Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained by, contributed to (or required to be contributed to), or sponsored by Bancshares or CUB, or an ERISA Affiliate, with respect to any present or former directors, officers, or employees of Bancshares or any of its Subsidiaries (herein referred to collectively as the “CUB Benefit Plans”), including any and all plans or policies offered to employees of Bancshares or any of its Subsidiaries with respect to which Bancshares or CUB, or an ERISA Affiliate, has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“CUB Voluntary Plans”). The CUB Parties have previously delivered or made available to Reliant true, correct, and complete copies of all agreements, plans, and other documents referenced in Schedule 5.2(s)(i) of the CUB Disclosure Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by Bancshares or any of its Subsidiaries to create any additional CUB Benefit Plan, to amend any CUB Benefit Plan, except for amendments required by applicable Law or which do not materially increase the cost of such CUB Benefit Plan, or to terminate any CUB Benefit Plan. Each CUB Benefit Plan that provides for the payment of “deferred compensation,” including any employment agreement between Bancshares or any of its Subsidiaries and any employee, complies in all material respects with Section 409A of the Code.

(ii) There is no pending, threatened, or suspected claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any CUB Benefit Plan. All of the CUB Benefit Plans comply in all material respects with applicable requirements of ERISA, the Code, and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act 1996; the Patient Protection and Affordable Care Act of 2009; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985; the Family and Medical Leave Act; the Mental Health Parity Act; the Uniformed Services Employment and Reemployment Rights Act; the Newborns’ and Mothers’ Health Protection Act; the Women’s Health and Cancer Rights Act; and the Genetic Information Nondiscrimination Act), and have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA, the Code, and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the CUB Benefit Plans or pursuant to which they are maintained or administered. No audit of any CUB Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of Bancshares, threatened or was ongoing, threatened, or closed since December 31, 2010. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to the CUB Benefit Plans that is likely to result in, or has already resulted in, the imposition of any penalties or Taxes upon Bancshares or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(iii) No liability to the Pension Benefit Guaranty Corporation has been, or is expected by Bancshares or any of its Subsidiaries to be, incurred with respect to any CUB Benefit Plan which is subject to Title IV of ERISA (a “CUB Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Bancshares or any ERISA Affiliate. No CUB Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each CUB Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such CUB Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such CUB Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any CUB Pension Plan within the 12-month period ending on the date hereof. Neither Bancshares nor any of its Subsidiaries has provided, or is required to provide, security to any CUB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Bancshares, any of its Subsidiaries, nor any ERISA Affiliate has contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each CUB Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “CUB Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the CUB Parties are entitled to rely under applicable IRS guidance), and, to the Knowledge of Bancshares, there are no facts or circumstances likely to result in the revocation of any such favorable determination letter. Each CUB Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such CUB Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither Bancshares nor any of its Subsidiaries have any obligations for post-retirement or post-employment benefits under any CUB Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals.

(vi) All contributions and payments (both employer and employee) required to be made with respect to any CUB Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any CUB Benefit Plan, for any period through the date hereof have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim Bancshares Financials to the extent required by GAAP or regulatory accounting requirements. Each CUB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded CUB Benefit Plan pays benefits solely from the general assets of Bancshares or its applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required. All unfunded benefits for which claims have been filed under a CUB Benefit Plan have been or are being processed for payment or otherwise adjudicated in accordance with the terms of the applicable CUB Benefit Plan and paid (to the extent payment is due), or will be paid, within the customary, normal, and routine claims processing and payment time frames followed by the CUB Benefit Plan and as required by ERISA. No unfunded CUB Benefit Plan is delinquent, in any material respect, in the payment of benefits, and neither Bancshares nor any of its Subsidiaries is delinquent in making its required contributions to any such unfunded CUB Benefit Plan so that the CUB Benefit Plan can pay benefits on a timely basis.

(vii) All required reports, notice, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been filed or distributed in accordance with applicable Law with respect to each CUB Benefit Plan. All required Tax filings with respect to each CUB Benefit Plan have been made, and any Taxes due in connection with such filings have been paid. Since December 31, 2009, neither Bancshares nor any of its Subsidiaries has filed, or been required to file, with the IRS, as required by the Code, a Form 8928 in order to self-report any health plan violations which are subject to excise taxes under applicable provisions of the Code, and, to the Knowledge of the CUB Parties, there are no facts or circumstances that could reasonably be expected to result in Bancshares or any of its Subsidiaries being required by the Code to file any such Form 8928.

(viii) Except as set forth on Schedule 5.2(s)(viii) of the CUB Disclosure Memorandum, neither Bancshares nor any of its Subsidiaries is a party to or bound by any contract, commitment, agreement, or understanding (including without limitation any severance, change of control, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, or independent contractor of Bancshares or any of its Subsidiaries to severance pay or other benefits, or any increase in severance pay or other benefits, upon any termination of employment or of such contract, commitment, agreement, or understanding after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to, any of the CUB Benefit Plans, (C) result in any breach or violation of, or a default under, any of the CUB Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(ix) Persons being provided coverage in or under each CUB Benefit Plan are described in such CUB Benefit Plan as being eligible for coverage under such CUB Benefit Plan, and neither Bancshares nor any of its Subsidiaries has any liability for improperly including any Person as a participant in any CUB Benefit Plan in which such Person is or was not eligible for coverage.

(x) All of the CUB Benefit Plans are nondiscriminatory with respect to eligibility and benefits under applicable provisions of the Code and other Laws.

(xi) All CUB Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such CUB Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by Bancshares or any of its Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t) Properties.

(i) Set forth on Schedule 5.2(t)(i) of the CUB Disclosure Memorandum is a true, correct, and complete list of all real property owned or leased by Bancshares or any of its Subsidiaries as of the date of this Agreement (including without limitation property carried on the books of Bancshares or CUB as “Other Real Estate Owned”). Bancshares and each of its Subsidiaries have good and marketable title to all real property owned by them (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens other than Permitted Liens. Each lease pursuant to which Bancshares or any of its Subsidiaries leases real property is valid and binding and in full force and effect, and neither Bancshares nor any of its Subsidiaries, nor to the Knowledge of the CUB Parties any other party to any such lease, is in default under or in violation of any provision of any such lease. The CUB Parties have previously delivered or made available to Reliant a true, correct, and complete copy of each such lease, including any amendments thereto. All real property owned or leased by Bancshares or any of its Subsidiaries is in good condition (normal wear and tear excepted), conforms in all material respects with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by the CUB Parties to be adequate for the current business of Bancshares and its Subsidiaries. To the Knowledge of Bancshares, none of the buildings, structures, or other improvements located on any real property owned or leased by Bancshares or any of its Subsidiaries encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way.

(ii) None of the real property owned or leased by Bancshares or any of its Subsidiaries, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the CUB Parties have no Knowledge that any of such real property, or any such building, structure, fixture, or improvement, is or will be the subject of, or affected by, any such proceeding. Neither Bancshares nor any of its Subsidiaries has experienced any restriction in access to or from public roads or any restriction in access to any utilities, including water, sewer, gas, electric, telephone, drainage, and other utilities used by Bancshares or any of its Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of Bancshares, threatened governmental action that would prohibit or interfere with such access; and, to the Knowledge of the CUB Parties, no fact or condition exists which, with the passing of time, the giving of notice, or both, may result in the termination, reduction, or impairment of such access.

(iii) Bancshares and each of its Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens other than Permitted Liens. Each lease pursuant to which Bancshares or any of its Subsidiaries leases, as lessee, personal property is valid and binding and in full force and effect, and neither Bancshares nor any of its Subsidiaries, nor to the Knowledge of the CUB Parties any other party to any such lease, is in default under or in violation of any provision of any such lease. The personal property owned or leased by Bancshares and its Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of Bancshares and its Subsidiaries in the ordinary course consist with past practice.

(u) Environmental Matters.

(i) Each of Bancshares’ and its Subsidiaries’ properties, the Bancshares Participation Facilities, and, to the Knowledge of the CUB Parties, the Bancshares Loan Properties are, and, as applicable, have been during the period of Bancshares’ or its Subsidiaries’ ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or, to the Knowledge of the CUB Parties, threatened against Bancshares or any of its Subsidiaries or any Bancshares Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased, or operated by Bancshares or any of its Bancshares or any Bancshares Participation Facility. To the Knowledge of the CUB Parties, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any Bancshares Loan Property (or Bancshares or any of its Subsidiaries in respect of any Bancshares Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a Bancshares Loan Property. Neither Bancshares nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it may be in violation of, or have any liability under, any Environmental Law.

(ii) There are no underground storage tanks at or on any properties owned or operated by Bancshares or any of its Subsidiaries or any Bancshares Participation Facility. Neither Bancshares nor any of its Subsidiaries, nor, to the Knowledge of the CUB Parties, any other Person, has closed or removed any underground storage tanks on or from any properties owned or operated by Bancshares or any of its Subsidiaries or any Bancshares Participation Facility.

(iii) During the period of (A) Bancshares’ or its Subsidiaries’ ownership or operation of any of their respective properties and (B) Bancshares’ or its Subsidiaries’ participation in the management of any Bancshares Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of the CUB Parties, prior to the period of (A) Bancshares’ or its Subsidiaries’ ownership or operation of any of their respective properties or (B) Bancshares’ or its Subsidiaries’ participation in the management of any Bancshares Participation Facility, there was no contamination by or release of Hazardous Material in, on, under, or affecting such properties, except for releases of Hazardous Materials, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv) Bancshares and its Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by Bancshares or its Subsidiaries, and Bancshares and its Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v) Fairness Opinion. The board of directors of Bancshares has received from Raymond James & Associates, Inc. an opinion to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Bancshares Stock.

(w) Broker Fees. Except as set forth on Schedule 5.2(w) of the CUB Disclosure Memorandum, neither Bancshares nor any of its Subsidiaries, nor any of their respective officers, directors, employees, or agents, has employed any broker, investment banker, or finder or incurred any liability (whether contingent or otherwise) for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of Bancshares or any of its Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(x) Loan Matters.

(i) All Loans held by Bancshares or any of its Subsidiaries were made for good, valuable, and adequate consideration in the ordinary course of business and in accordance with sound banking practices, and none of such Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending laws, except, however, such as may be provided by bankruptcy, insolvency, or similar laws or by general principles of equity. The promissory notes or other evidences of indebtedness evidencing such Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable.

(ii) Except as set forth on Schedule 5.2(x)(ii) of the CUB Disclosure Memorandum, neither the terms of any Loan held, originated, made, administered, or serviced by Bancshares or any of its Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor the CUB Parties’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act, Regulation B, Regulation O, and Regulation Z of the Federal Reserve, the CRA, the Equal Credit Opportunity Act, and any state Laws relating to consumer protection, installment sales, and usury.

(iii) CUB’s allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance with CUB’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv) Except as set forth on Schedule 5.2(x)(iv) of the CUB Disclosure Memorandum, none of the contracts, agreements, or arrangements pursuant to which Bancshares or any of its Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any liability or obligation on the part of Bancshares or any of its Subsidiaries to repurchase such Loans or interests therein.

(v) Set forth on Schedule 5.2(x)(v) of the CUB Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date hereof, by Bancshares or any of its Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Bancshares or any of its Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws.

(vi) Set forth on Schedule 5.2(x)(vi) of the CUB Disclosure Memorandum is a true, correct, and complete listing, as of March 31, 2014, by account of: (A) each borrower, customer, or other Person who has notified Bancshares or any of its Subsidiaries during the past 12 months of, or has asserted against Bancshares or any of its Subsidiaries, any “lender liability” or similar claim; and (B) all Loans of Bancshares and its Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by Bancshares or any of its Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of March 31, 2014.

(y) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business and as otherwise set forth on Schedule 5.2(y) of the CUB Disclosure Memorandum , no current or former officer or director of Bancshares or any of its Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any agreement, contract, or property, real or personal, tangible or intangible, used in or pertaining to the business of, or owned or leased by, Bancshares or any of its Subsidiaries.

(z) Insurance. Set forth on Schedule 5.2(z) of the CUB Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently maintained by or providing coverage for Bancshares or any of its Subsidiaries (collectively, the “CUB Insurance Policies”), including for each such CUB Insurance Policy the name of the insurance carrier, the named insured(s), the nature of the coverage, the policy limits (on a per occurrence and aggregate basis), the annual premiums, and the expiration date. Bancshares and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All of the CUB Insurance Policies are in full force and effect, neither Bancshares nor any of its Subsidiaries is in default thereunder, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the CUB Insurance Policies; all premiums due and payable with respect to the CUB Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in a timely fashion. There is no claim for coverage by Bancshares or any of its Subsidiaries pending under any of the CUB Insurance Policies as to which coverage has been questioned, denied, or disputed. Neither Bancshares nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of the CUB Insurance Policies.

(aa) Investment Securities; Derivatives. Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Bancshares or any of its Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that would materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither Bancshares nor any of its Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other contract that is a derivative contract (including various combinations thereof), or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Transactions in Securities. All offers and sales of Bancshares Stock and CUB Stock by Bancshares and CUB were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and applicable state securities or “Blue Sky” Laws. Neither Bancshares or CUB nor, to the Knowledge of the CUB Parties, (i) any director or officer of Bancshares or CUB, (ii) any Person related to any such director or officer by blood, marriage, or adoption and residing in the same household, or (iii) any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons has purchased or sold, or caused to be purchased or sold, any shares of Bancshares Stock or CUB Stock or any other securities issued by Bancshares or CUB in violation of any applicable provision of federal or state securities Laws.

(cc) Transactions with Affiliates. All “covered transactions” between CUB and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance with such provisions of Law.

(dd) Fiduciary Accounts. Bancshares and its Subsidiaries have properly administered all accounts for which they serve or act as a fiduciary, including without limitation accounts for which they serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither Bancshares or any of its Subsidiaries nor, to the Knowledge of the CUB Parties, any of their respective directors, officers, or employees have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are, in all material respects, true and correct and accurately reflect the assets of such fiduciary account.

(ee) Tax Treatment of Transaction. The CUB Parties have no Knowledge of any fact or circumstance relating to them or any of their Subsidiaries that would prevent the Merger contemplated by this Agreement from qualifying as a “reorganization” under Section 368(a) of the Code.

(ff) CRA, Anti-Money Laundering, OFAC, and Customer Information Security. CUB received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The CUB Parties do not have Knowledge of any facts or circumstances that would cause CUB (i) to be deemed not to be in satisfactory compliance with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule, or regulation; or (iii) to be deemed not to be in satisfactory compliance with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by CUB. To the Knowledge of the CUB Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause CUB to undertake any remedial action. The board of directors of CUB has adopted, and CUB has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and CUB has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(gg) Internal Controls. Bancshares and its Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Bancshares’ or its Subsidiaries’ ability to record, process, summarize, and report financial information. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in the CUB Parties’ internal controls over financial reporting.

ARTICLE VI

CONDUCT PENDING THE MERGER

Section 6.1 Reliant Forbearances. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or at the direction of a Governmental Entity, or (iii) with the prior written consent of the Chief Executive Officer(s) of the CUB Parties, which consent will not be unreasonably withheld or delayed, from the date hereof until the Effective Time, Reliant shall not, and shall cause each of its Subsidiaries not to:

(a) Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use its best efforts to maintain and preserve intact its business organization and customer and other business relationships, and retain the services of its officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Incur, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (ii) Federal Home Loan Bank advances with a maturity of not more than five years, or prepay any indebtedness or other similar arrangements so as to cause Reliant or any of its Subsidiaries to incur any prepayment penalty thereunder;

(c) Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise of Reliant Options outstanding as of the date hereof; or directly or indirectly redeem, purchase, or otherwise acquire any shares of its capital stock;

(d) Other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (provided that this Section 6.1(d) shall not prohibit the sale of any parcel of “Other Real Estate Owned” so long as such parcel is not being sold at a discount to its then-current book value of more than $100,000) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e) Make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f) Except (i) as contemplated by Section 6.1(g) or (ii) as set forth on Schedule 6.1(f) of the Reliant Disclosure Memorandum, enter into, renew or fail to renew, amend, modify, cancel, or terminate any new or existing Reliant Material Contract;

(g) Make, or commit to make, any Loan except (i) in conformity with existing lending practices where the principal amount of the subject Loan together with the aggregate outstanding principal balance of all outstanding Loans and commitments for Loans to such Person and such Person’s Affiliates does not exceed the greater of (A) $6,648,450 and (B) 15% of Reliant’s Tier 1 and Tier 2 capital or (ii) Loans as to which Reliant has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are disclosed on Schedule 6.1(g) of the Reliant Disclosure Memorandum; provided, however, that Reliant and its Subsidiaries shall be permitted to renew, increase the amount of, extend the term of, or modify any Loan, and make a commitment in respect of the same, to any Person so long as, but only so long as, the principal amount of such Loan is not increased by more than 10% of the aggregate outstanding principal balance of all outstanding Loans and commitments for Loans to such Person;

(h) Extend credit to, directly or indirectly, any Person who has a Loan with Reliant or any of its Subsidiaries that has been and remains classified by Reliant or any of its Subsidiaries or the Federal Reserve or TDFI as “Doubtful,” “Substandard,” or “Special Mention” or that that has been and remains on non-accrual status (a “Reliant Classified Borrower”), except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Reliant Classified Borrower and such Reliant Classified Borrower’s family members and Affiliates do not and would not exceed $2,500,000 in the aggregate;

(i) Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a Reliant Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Reliant Classified Borrower and such Reliant Classified Borrower’s family members and Affiliates do not and would not exceed $2,500,000 in the aggregate;

(j) Except for Loans made in strict compliance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of Reliant or any of its Subsidiaries, or any entity controlled, directly or indirectly, by any of the foregoing;

(k) Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Reliant or any of its Subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $100,000 or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(l) (i) Except in accordance and consistent with past practice and consistent with its operating budget, increase in any manner the compensation, bonuses, or other benefits of, for, or payable to any of its directors, officers, or employees, or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; (ii) become a party to, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, retention, change of control, consulting, or other contact, agreement, or arrangement, with or for the benefit of any director, officer, or employee, except as required by applicable Law; (iii) amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; (iv) elect to any office with the title of Executive Vice President or higher any Person who does not hold such office as of the date of this Agreement or elect to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or (v) hire any employee with an annualized salary in excess of $100,000, except as may be necessary to replace an employee (other than an officer with the title of Executive Vice President or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m) Amend its charter, bylaws, articles of organization, operating agreement, or similar governing documents, or enter into any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any letter of intent or agreement in principle with respect thereto;

(n) [Intentionally Omitted]

(o) [Intentionally Omitted]

(p) Make any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof which are disclosed on Schedule 6.1(p) of the Reliant Disclosure Memorandum;

(q) Except as set forth on Schedule 6.1(q) of the Reliant Disclosure Memorandum, establish or commit to the establishment of any new branch, loan or deposit production, or other office facilities or file any application to relocate or terminate the operation of any banking office;

(r) Except in accordance and consist with existing policies (including required ALCO and board of director approvals), enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s) Make any material changes in policies or procedures in existence on the date hereof with regard to the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t) [Intentionally Omitted]

(u) Make or change any material Tax election in respect of Taxes, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(v) Take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of Reliant set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(w) Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(x) Enter into any new line of business;

(y) Knowingly take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z) Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of any of the foregoing.

Section 6.2 Bancshares/CUB Forbearances. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or at the direction of a Governmental Entity, or (iii) with the prior written consent of the Chief Executive Officer of Reliant, which consent will not be unreasonably withheld or delayed, from the date hereof until the Effective Time, each of Bancshares and CUB shall not, and shall cause each of its Subsidiaries not to:

(a) Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use its best efforts to maintain and preserve intact its business organization and customer and other business relationships, and retain the services of its officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) Incur, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (ii) Federal Home Loan Bank advances with a maturity of not more than five years, or prepay any indebtedness or other similar arrangements so as to cause Bancshares or any of its Subsidiaries to incur any prepayment penalty thereunder;

(c) Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise of Bancshares Options outstanding as of the date hereof; or directly or indirectly redeem, purchase, or otherwise acquire any shares of its capital stock;

(d) Other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (provided that this Section 6.2(d) shall not prohibit the sale of any parcel of “Other Real Estate Owned” so long as such parcel is not being sold at a discount to its then-current book value of more than $100,000) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e) Make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f) Except (i) as contemplated by Section 6.2(g) or (ii) as set forth on Schedule 6.2(f) of the CUB Disclosure Memorandum, enter into, renew or fail to renew, amend, modify, cancel, or terminate any new or existing CUB Material Contract;

(g) Make, or commit to make, any Loan except (i) in conformity with existing lending practices where the principal amount of the subject Loan together with the aggregate outstanding principal balance of all outstanding Loans and commitments for Loans to such Person and such Person’s Affiliates does not exceed the greater of (A) $5,529,900 and (B) 15% of CUB’s Tier 1 and Tier 2 capital or (ii) Loans as to which Bancshares or its Subsidiaries have a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are disclosed on Schedule 6.1(g) of the CUB Disclosure Memorandum; provided, however, that Bancshares and its Subsidiaries shall be permitted to renew, increase the amount of, extend the term of, or modify any Loan, and make a commitment in respect of the same, to any Person so long as, but only so long as, the principal amount of such Loan is not increased by more than 10% of the aggregate outstanding principal balance of all outstanding Loans and commitments for Loans to such Person;

(h) Extend credit to, directly or indirectly, any Person who has a Loan with CUB that has been and remains classified by CUB or the Federal Reserve or TDFI as “Doubtful,” “Substandard,” or “Special Mention” or that has been and remains on non-accrual status (a “CUB Classified Borrower”), except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such CUB Classified Borrower and such CUB Classified Borrower’s family members and Affiliates do not and would not exceed $2,500,000 in the aggregate;

(i) Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a CUB Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such CUB Classified Borrower and such CUB Classified Borrower’s family members and Affiliates do not and would not exceed $2,500,000 in the aggregate;

(j) Except for Loans made in strict compliance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of Bancshares or any of its Subsidiaries, or any entity controlled, directly or indirectly, by any of the foregoing;

(k) Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Bancshares or any of its Subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $100,000 or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(l) (i) Except in accordance and consistent with past practice and consistent with its operating budget, increase in any manner the compensation, bonuses, or other benefits of, for, or payable to any of its directors, officers, or employees, or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; (ii) become a party to, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, retention, change of control, consulting, or other contact, agreement, or arrangement, with or for the benefit of any director, officer, or employee, except as required by applicable Law; (iii) amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; (iv) elect to any office with the title of Executive Vice President or higher any Person who does not hold such office as of the date of this Agreement or elect to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or (v) hire any employee with an annualized salary in excess of $100,000, except as may be necessary to replace an employee (other than an officer with the title of Executive Vice President or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m) Amend its charter, bylaws, articles of organization, operating agreement, or similar governing documents, or enter into any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any letter of intent or agreement in principle with respect thereto; provided that this Section 6.2(m) shall not prohibit the amendment and restatement of the Bancshares charter as contemplated by and described in the proxy statement, dated March 26, 2014, for the 2014 annual meeting of Bancshares shareholders;

(n) [Intentionally Omitted]

(o) [Intentionally Omitted]

(p) Make any capital expenditures in excess of $100,000 individually or $250,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof which are disclosed on Schedule 6.2(p) of the CUB Disclosure Memorandum;

(q) Establish or commit to the establishment of any new branch, loan or deposit production, or other office facilities or file any application to relocate or terminate the operation of any banking office;

(r) Except in accordance and consist with existing policies (including required ALCO and board of director approvals), enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s) Make any material changes in policies or procedures in existence on the date hereof with regard to the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t) [Intentionally Omitted]

(u) Make or change any material Tax election in respect of Taxes, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(v) Take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of the CUB Parties set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(w) Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(x) Enter into any new line of business;

(y) Knowingly take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(z) Agree to do, make any commitment to do, or adopt any resolutions of its board of directors in support of any of the foregoing.

Section 6.3 Absence of Control. It is the mutual intent of the Parties that (i) neither Bancshares nor CUB shall, by reason of this Agreement, be deemed to control, directly or indirectly, Reliant or to exercise, directly or indirectly, a controlling influence over the management or policies of Reliant and (ii) Reliant shall not, by reason of this Agreement, be deemed to control, directly or indirectly, Bancshares or CUB or to exercise, directly or indirectly, a controlling influence over the management or policies of Bancshares or CUB.

ARTICLE VII

COVENANTS

Section 7.1 Acquisition Proposals.

(a) Each Party shall, and shall direct and use its reasonable best efforts to cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Person other than the other Parties hereto with respect to the possibility, consideration, or consummation of any Acquisition Proposal, and will use its reasonable best efforts to enforce, and will direct and use its reasonable best efforts to cause its Subsidiaries to use their reasonable best efforts to enforce, any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting any other party thereto to promptly return or destroy any confidential information previously furnished by or on behalf of such Party or any of its Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction.

(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, each Party shall not, and shall direct and cause its Subsidiaries and its and its Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) not to, directly or indirectly through another Person, (i) solicit, initiate, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate or that is likely to result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could be reasonably expected to lead to, an Acquisition Proposal; (ii) provide any non-public information or data regarding such Party or any of its Subsidiaries to any Person other than the other Parties hereto relating to or in connection with any Acquisition Proposal or any inquiry or indication of interest that could be reasonably expected to lead to an Acquisition Proposal; (iii) continue or participate in any discussions or negotiations, or otherwise communicate in any way with any Person other than the other parties hereto, regarding any Acquisition

Proposal; (iv) approve, endorse, or recommend, or execute, enter into, or consummate, any letter of intent or other contract, agreement, commitment, or understanding relating to any Acquisition Proposal or requiring such Party to abandon, terminate, or fail to consummate the transactions contemplated hereby, or propose to do any of the foregoing; or (v) make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal; provided, however, that (y) prior to the date of the Reliant Meeting, if the Reliant board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would cause the Reliant board of directors to breach its fiduciary duties under applicable Law, Reliant may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the Reliant board of directors determines in good faith constitutes a Superior Reliant Proposal, subject to providing 48 hours prior written notice of its decision to take such action to the CUB Parties and identifying the Person making the proposal and all of the material terms and conditions of such proposal and compliance with Section 7.1(c), (1) furnish information with respect to Reliant and its Subsidiaries to any Person making such Superior Reliant Proposal pursuant to a customary confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement, and (2) participate in discussions or negotiations with such Person regarding such Superior Reliant Proposal, and (z) prior to the date of the Bancshares Meeting, if the Bancshares board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would cause the Bancshares board of directors to breach its fiduciary duties under applicable Law, Bancshares and CUB may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the Bancshares board of directors determines in good faith constitutes a Superior Bancshares Proposal, subject to providing 48 hours prior written notice of its decision to take such action to Reliant and identifying the Person making the proposal and all of the material terms and conditions of such proposal and compliance with Section 7.1(c), (1) furnish information with respect to Bancshares and its Subsidiaries to any Person making such Superior Bancshares Proposal pursuant to a customary confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement, and (2) participate in discussions or negotiations with such Person regarding such Superior Bancshares Proposal.

(c) In addition to the obligations of the Parties set forth above, each Party shall promptly (within not more than 24 hours) advise the other Parties orally and in writing of its receipt of any Acquisition Proposal, or any request for information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, and shall keep the other Parties informed, on a current basis, of the continuing status thereof, including the terms and conditions thereof and any changes thereto, and shall provide to the other Parties any written materials received by such Party or any of its Subsidiaries in connection therewith. Additionally, each Party shall contemporaneously provide to the other Parties all materials provided or made available to any third party pursuant to this Section 7.1 which have not been previously provided to such other Parties.

(d) For the avoidance of doubt, each Party expressly agrees that any breach or violation of the provisions of this Section 7.1 by any of its Subsidiaries or by any of its or its Subsidiaries’ Affiliates, directors, officers, employees, agents, or representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) shall be deemed a breach of this Section 7.1 by such Party.

(e) The Parties agree that irreparable damage would occur in the event any of the provisions set forth in this Section 7.1 are breached or violated. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Section 7.1 and to enforce specifically the terms and provisions of this Section 7.1 in any court of the United States or any state having jurisdiction, this being in addition to any other remedy or relief to which such Party may be entitled at law or in equity. Any Party that incurs attorneys’ fees or other costs or expenses to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, shall be entitled to recover all reasonable attorneys’ fees, costs (including court costs), and expenses incurred.

(f) Nothing contained in this Section 7.1 shall prevent a Party or such Party’s board of directors from (i) taking the actions permitted by Section 7.8(b) and Section 7.9(b) of this Agreement or (ii) informing any Person who submits an unsolicited, bona fide Acquisition Proposal of such Party’s obligations pursuant to this Section 7.1.

Section 7.2 Notice of Certain Matters. Prior to the Effective Time, each Party shall promptly notify the others in writing of any fact, event, occurrence, circumstance, or condition known to it that (i) constitutes or has caused, or would reasonably be expected to cause, a material breach of any of the representations, warranties, covenants, or agreements of such Party set forth in this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants, or agreements of the Parties, or the conditions to the obligations of the Parties, contained in this Agreement or be deemed to amend or supplement the Disclosure Memorandums; (ii) has had, or is reasonably likely to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such Party, a Material Adverse Effect on such Party or; (iii) would, or would reasonably be expected to, prohibit, impede, or materially delay the consummation of the transactions contemplated by this Agreement. Further, each Party shall promptly give notice to the other Parties of any notice or other communication from any third party alleging that the consent or approval of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

Section 7.3 Access and Information.

(a) Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, Reliant shall, and shall cause its Subsidiaries to, afford to the CUB Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the CUB Parties) reasonable access during normal business hours to the books, records (including without limitation Tax Returns and work papers of independent auditors and materials prepared in connection with meetings of Reliant’s board of directors), contracts, properties, assets, and personnel of Reliant and its Subsidiaries, as well as such other information relating to Reliant or its Subsidiaries as the CUB Parties may reasonably request. Likewise, prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the CUB Parties shall, and shall cause their Subsidiaries to, afford to Reliant and its representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by Reliant) reasonable access during normal business hours to the books, records (including without limitation Tax Returns and work papers of independent auditors and materials prepared in connection with meetings of the CUB Parties’ boards of directors), contracts, properties, assets, and personnel of the CUB Parties and their Subsidiaries, as well as such other information relating to the CUB Parties or their Subsidiaries as Reliant may reasonably request.

(b) From the date hereof until the Effective Time, Reliant shall, and shall cause its Subsidiaries to, promptly furnish to the CUB Parties, and each of the CUB Parties shall, and shall cause its Subsidiaries to, promptly furnish to Reliant, (i) a copy of any report, schedule, or other document filed with or received from any Governmental Entity, (ii) a copy of any report or other materials provided by it to its senior management or board of directors, and (iii) such other information regarding its or its Subsidiaries’ business, properties, assets, or personnel as any other Party may reasonably request. Additionally, prior to the Effective Time, Reliant shall deliver to the CUB Parties, and each of the CUB Parties shall deliver to Reliant, (1) as soon as practicable, but in no event more than 15 days, after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31) its consolidated statement of financial condition and consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows, without related notes, for such quarter prepared in accordance with GAAP, and (2) as soon as practicable, but in no event more than 30 days after the end of each fiscal year ending after the date of this Agreement, its consolidated statement of financial condition and consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for such year prepared in accordance with GAAP.

(c) No investigation by the Parties or their representatives pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants, or agreements of the Parties set forth in this Agreement.

Section 7.4 Regulatory Filings; Consents and Approvals.

(a) The Parties shall cooperate with each other and use their respective reasonable best efforts to prepare all documentation, to effect all filings, and to obtain all permits, consents, approvals, waiver, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary to consummate the Merger and other transactions contemplated by this Agreement. The CUB Parties shall use their reasonable best efforts to make any initial application filings required by the Federal Reserve or the TDFI in connection with the Merger within 45 days of the date of this Agreement. Each Party shall have the right to review in advance, and to the extent practicable each shall consult with the other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written information submitted to any Governmental Entity or other third party in connection with the transactions contemplated hereby, provided that the CUB Parties shall not be required to provide Reliant with the confidential portions of any filing with a Governmental Entity. In exercising the foregoing right, each Party agrees to act reasonably and as promptly as practicable. Each Party agrees that it shall consult with the other Parties with respect to the obtaining of all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions. Each Party further agrees to provide the other Parties with a copy of all correspondence to or from any Governmental Entity relating to the Merger, provided that the CUB Parties shall not be required to provide Reliant with the confidential portions of any filing with a Governmental Entity.

(b) Each Party agrees to, upon request, furnish the other Parties with all information concerning itself, its Subsidiaries, and its directors, officers, and shareholders, as well as such other matters, as may be necessary or advisable in connection with any filing, notice, or application made or given by or on behalf of such other Parties or any of their Subsidiaries with or to any Governmental Entity or other third party.

Section 7.5 Antitakeover Provisions. Reliant and its Subsidiaries shall take all steps required by any applicable Law or under any relevant agreement or other document to exempt or continue to exempt the CUB Parties, this Agreement, and the transactions contemplated by this Agreement from any provisions of an antitakeover nature in Reliant’s or its Subsidiaries’ charter, bylaws, articles of organization, operating agreement, or similar organizational documents and the provisions of any federal or state antitakeover Laws. Likewise, Bancshares and its Subsidiaries shall take all steps required by any applicable Law or under any relevant agreement or other document to exempt or continue to exempt Reliant, this Agreement, and the transactions contemplated by this Agreement from any provisions of an antitakeover nature in its or its Subsidiaries’ charter, bylaws, articles of organization, operating agreement, or similar organizational documents and the provisions of any federal or state antitakeover Laws.

Section 7.6 Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable best efforts to promptly take, or cause to be promptly taken, all actions, and to promptly do, or cause to be promptly done, all things, necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using its reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents, and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications, and filings (including without limitation filings under any applicable federal or state securities Laws), and obtaining any required contractual consents and regulatory approvals.

Section 7.7 Publicity. The Parties shall consult with each other before issuing any press release or making any public statements or disclosures (including without limitation written communications to shareholders) with respect to this Agreement or the transactions, including the Merger, contemplated hereby and shall not issue any such press release or make any such public statements or disclosures without the prior consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that nothing contained in this Section 7.7 shall be deemed to prohibit a Party from making any disclosure that legal counsel to such Party determines necessary in order to satisfy such Party’s disclosure obligations imposed by applicable Law.

Section 7.8 Reliant Shareholders Meeting.

(a) Reliant shall take, in accordance with applicable Law and its charter and bylaws, all action necessary to call, give notice of, convene, and hold as promptly as practicable after the date on which the Registration Statement becomes effective under the Securities Act a special meeting of Reliant’s shareholders (including any adjournment or postponement thereof, the “Reliant Meeting”) for the purpose of Reliant’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Reliant’s shareholders for the consummation of the transactions contemplated hereby. Except with the prior approval of the CUB Parties, no other matters shall be submitted for consideration by or approval of Reliant’s shareholders at the Reliant Meeting. Subject to Section 7.8(b), Reliant and its board of directors (i) shall at all times prior to and during the Reliant Meeting recommend to Reliant’s shareholders the approval of this Agreement, and shall take all reasonable and lawful action to solicit and obtain such approval by Reliant’s shareholders, and (ii) shall not withdraw, modify, or qualify in any manner adverse to the CUB Parties its recommendation of this Agreement to Reliant’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (a “Reliant Change of Recommendation”). Notwithstanding any Reliant Change of Recommendation, this Agreement shall be submitted to the shareholders of Reliant at the Reliant Meeting for the purpose of Reliant’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Reliant’s shareholders for the consummation of the transactions contemplated hereby. Additionally, Reliant shall not submit to or for a vote of its shareholders any Acquisition Proposal other than the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, Reliant and its board of directors may make a Reliant Change of Recommendation if, but only if:

(i) Reliant has complied in all material respects with Section 7.1;

(ii) The Reliant board of directors determines in good faith (after consultation with and based on the advice of legal counsel) that the failure to do so would result in a violation of its fiduciary duties under applicable Law; and

(iii) In the event the Reliant Change of Recommendation relates in any manner to an Acquisition Proposal, (A) the Reliant board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by the CUB Parties pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Reliant Proposal, (B) Reliant notifies the CUB Parties at least five Business Days in advance of its intention to effect a Reliant Change of Recommendation in response to such Superior Reliant Proposal, and furnishes to the CUB Parties the identity of the Person making such Superior Reliant Proposal and a copy of the proposed transaction agreements and all other material documents relating to such Superior Reliant Proposal, and (C) prior to effecting the Reliant Change of Recommendation, Reliant shall, and shall cause its financial, legal, and other advisors to, for a period of five Business Days following Reliant’s delivery of the notice referred to in clause (B) above, negotiate in good faith with the CUB Parties (to the extent the CUB Parties desire to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Reliant Proposal.

Section 7.9 Bancshares Shareholders Meeting.

(a) Bancshares shall take, in accordance with applicable Law and its charter and bylaws, all action necessary to call, give notice of, convene, and hold as promptly as practicable after the date on which the

Registration Statement becomes effective under the Securities Act a special meeting of Bancshares’ shareholders (including any adjournment or postponement thereof, the “Bancshares Meeting”) for the purpose of Bancshares’ shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Bancshares’ shareholders for the consummation of the transactions contemplated hereby. Except with the prior approval of Reliant, no other matters shall be submitted for consideration by or approval of Bancshares’ shareholders at the Bancshares Meeting. Subject to Section 7.9(b), Bancshares and its board of directors (i) shall at all times prior to and during the Bancshares Meeting recommend to Bancshares’ shareholders the approval of this Agreement, and shall take all reasonable and lawful action to solicit and obtain such approval by Bancshares’ shareholders, and (ii) shall not withdraw, modify, or qualify in any manner adverse to Reliant its recommendation of this Agreement to Bancshares’ shareholders, or take any other action or make any other public statement inconsistent with such recommendation (a “Bancshares Change of Recommendation”). Notwithstanding any Bancshares Change of Recommendation, this Agreement shall be submitted to the shareholders of Bancshares at the Bancshares Meeting for the purpose of Bancshares’ shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Bancshares’ shareholders for the consummation of the transactions contemplated hereby. Additionally, Bancshares shall not submit to or for a vote of its shareholders any Acquisition Proposal other than the transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, Bancshares and its board of directors may make a Bancshares Change of Recommendation if, but only if:

(i) Bancshares has complied in all material respects with Section 7.1;

(ii) The Bancshares board of directors determines in good faith (after consultation with and based on the advice of legal counsel) that the failure to do so would result in a violation of its fiduciary duties under applicable Law; and

(iii) In the event the Bancshares Change of Recommendation relates in any manner to an Acquisition Proposal, (A) the Bancshares board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by Reliant pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Bancshares Proposal, (B) Bancshares notifies Reliant at least five Business Days in advance of its intention to effect a Bancshares Change of Recommendation in response to such Superior Bancshares Proposal, and furnishes to Reliant the identity of the Person making such Superior Bancshares Proposal and a copy of the proposed transaction agreements and all other material documents relating to such Superior Bancshares Proposal, and (C) prior to effecting the Bancshares Change of Recommendation, Bancshares shall, and shall cause its financial, legal, and other advisors to, for a period of five Business Days following Bancshares’ delivery of the notice referred to in clause (B) above, negotiate in good faith with Reliant (to the extent Reliant desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Bancshares Proposal.

Section 7.10 Employee and Benefit Matters.

(a) CUB will, as soon as reasonably practicable after the Effective Time, provide employees of Reliant who remain employed by CUB after the Effective Time (the “Continuing Employees”) with compensation and benefits that are no less favorable, in the aggregate, than that provided to similarly situated employees of CUB as of the date of this Agreement. With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by CUB, excluding both any retiree health care plans or programs maintained by CUB and any equity compensation arrangements maintained by CUB (collectively, “CUB Employee Benefit Plans”), in which any Continuing Employees will participate effective as of or after the Effective Time, CUB shall recognize all service of the Continuing Employees with Reliant for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any CUB Employee Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any CUB Employee

Benefit Plan in which such Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that (i) such recognition of service would result in a duplication of benefits or (ii) such service was not recognized under a corresponding Reliant Benefit Plan, and that accrued vacation taken subsequent to the Effective Time shall be subject to such limitations as CUB may reasonably impose. With respect to CUB Employee Benefit Plans providing health care coverage, CUB shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to the Continuing Employees or their eligible spouses and eligible dependents who were covered under a similar Reliant Benefit Plan immediately prior to the Effective Time. Further, if Continuing Employees experience a transition in health care coverage during the middle of a plan year, CUB shall use commercially reasonable efforts to cause any successor CUB Employee Benefit Plan providing health care coverage for Continuing Employees to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment, or other cost-sharing amounts previously paid by Continuing Employees respecting their participation in the corresponding Reliant Benefit Plan during such plan year prior to the transition effective date. The Parties agree that, to the extent permitted by applicable Law and the terms of any pertinent plan documents, the Surviving Bank may after the Effective Time maintain multiple benefit plans providing health care coverage and/or multiple retirement savings plans.

(b) At the request of the CUB Parties, the board of directors of Reliant shall, prior to the Effective Time, adopt such resolutions and take all such other action as may be necessary or reasonably requested by the CUB Parties to cause any Reliant Benefit Plan to be frozen and/or terminated immediately prior to the Effective Time (or such earlier or later date as requested by the CUB Parties or as may be required to comply with any applicable advance notice or other requirements of such plan), to the extent such Reliant Benefit Plan is not to be continued after the Effective Time.

(c) This Section 7.10 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.10, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.10. Nothing contained in this Section 7.10, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement or (ii) shall alter or limit the ability of CUB, as the Surviving Bank, or any of its Affiliates, to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them. The Parties acknowledge and agree that the terms set forth in this Section 7.10 shall not create any right in any employee of Reliant or any of its Subsidiaries, or any other Person, to any continued employment with Bancshares or CUB, or any of their Subsidiaries, or to any compensation or benefits of any nature or kind whatsoever.

Section 7.11 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, CUB shall indemnify and hold harmless each of the current and former directors and officers of Reliant, determined as of the Effective Time (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of matters existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, and based on or pertaining to the fact that he or she was a director or officer of Reliant or was serving at the request of Reliant as a director, officer, employee, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity, to the fullest extent such Indemnified Party would have been entitled to be so indemnified and held harmless, subject to applicable Law, under the charter and bylaws of Reliant as in effect as of the date of this Agreement.

(b) Any Indemnified Party wishing to claim indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify CUB of the same; provided that the failure of the Indemnified Party to so notify CUB shall not relieve CUB of any liability it may have to such Indemnified Party if such failure does not actually prejudice CUB. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time), (i) CUB shall have the right to assume the defense thereof and CUB shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, if CUB elects not to assume such defense or counsel for the Indemnified Party advises CUB that there are issues which raise conflicts of interest between CUB and the Indemnified Party that make joint representation inappropriate, the Indemnified Party may retain counsel which is reasonably satisfactory to CUB, and CUB shall pay, as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction unless there are multiple Indemnified Parties who have conflicts of interest), (ii) the Indemnified Party will cooperate in the defense thereof, (iii) CUB shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, and (iv) CUB shall have no obligation hereunder in the event a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, Reliant shall obtain, and after the Effective Time Bancshares or CUB shall maintain, “tail” liability insurance providing coverage for a period of not less than three years (but up to six years) after the Effective Time for Persons who are currently covered by Reliant’s existing directors’ and officers’ liability insurance policy (the “Tail Insurance”), which Tail Insurance shall provide for coverage similar to that currently provided by Reliant’s existing directors’ and officers’ liability insurance policy; provided, however, that the Parties shall consult with one another regarding the term (to be not less than three years as stated above) and cost of the Tail Insurance and that Reliant shall not, without the prior consent of the CUB Parties, expend for such Tail Insurance an amount in excess of 225% of the annual premiums paid by Reliant as of the date hereof for Reliant’s current directors’ and officers’ liability insurance.

(d) In the event CUB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other entity, then, and in each such case, proper provision shall be made so that the successors and assigns of CUB assume the obligations of CUB set forth in this Section 7.11.

(e) Any indemnification payments made pursuant to this Section 7.11 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

Section 7.12 Employment Agreements. The Parties shall use commercially reasonable efforts to cause each of the individuals identified on Schedule 7.12 to this Agreement to, at or prior to the Closing, execute and deliver to the CUB Parties an employment agreement, to be effective as of the Effective Time, providing for such individual’s employment with Bancshares and/or CUB, as the case may be, after the Merger, with such employment agreement to supersede and replace any prior employment agreement of such individual with any Party hereto, which prior employment agreement shall be cancelled and have no further force or effect.

Section 7.13 Estoppel Letters. Reliant shall use its reasonable best efforts to obtain and deliver to the CUB Parties at the Closing an estoppel letter, dated as of the Closing Date, executed by the lessor of each parcel of real property leased by Reliant or any of its Subsidiaries, the form and substance of such estoppel letters to be satisfactory to the CUB Parties in their reasonable discretion.

Section 7.14 Registration Statement.

(a) The Parties will promptly prepare and file with the SEC, as soon as reasonably practicable after the date hereof, the Joint Proxy Statement/Prospectus and the Registration Statement (which will include the Joint Proxy Statement/Prospectus ), which shall comply with all of the requirements of the Securities Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Bancshares Common Stock that will be issued to holders of Reliant Stock in connection with the Merger pursuant to Article III of this Agreement. Bancshares shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable after the filing thereof, to qualify the Bancshares Common Stock to be issued to holders of Reliant Stock under the securities Laws of such jurisdictions as may be necessary, and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated by this Agreement. Bancshares shall have primary responsibility for preparing and filing the Registration Statement, provided that Bancshares shall afford Reliant and its legal, financial, and accounting advisors a reasonable opportunity to review and provide comments on (i) the Registration Statement, before it is filed with the SEC, and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement, before the same are filed with or submitted to the SEC. Each Party shall deliver to the other Parties copies of all filings, correspondence, orders, and other documents with, to, or from Governmental Entities, and shall promptly relay to the other Parties the substance of any material oral communications with, to, or from Governmental Entities, in each case pertaining or relating to the Registration Statement or any documents or materials related thereto.

(b) The Parties shall cooperate in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus for the purpose of submitting this Agreement and the transactions contemplated hereby to the shareholders of Bancshares and Reliant for approval. Each Party will as promptly as practicable after the date hereof furnish all data and information relating to it and its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and/or the Joint Proxy Statement/Prospectus. Reliant expressly agrees to cooperate with Bancshares and Bancshares’ legal and accounting advisors in requesting and obtaining appropriate opinions, consents, and letters from its financial advisor(s) and independent auditor and in taking such other actions as may be reasonably requested by Bancshares in connection with the Registration Statement or the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and/or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus or any amendment or supplement thereto will, on the date the same is first mailed to shareholders of the Parties or at the time of the Reliant Meeting or the Bancshares Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the time such document is filed, fail to comply as to form, in all material respects, with the provisions of applicable Law. The Joint Proxy Statement/Prospectus will comply as to form, in all material respects, with all applicable requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by any Party with respect to statements made or incorporated by reference therein based on information supplied by any other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus. Each Party covenants and agrees that, in the event such Party becomes aware of any information furnished by it that would cause any of the statements in the Registration Statement and/or the Joint Proxy Statement/Prospectus, or any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, such Party will promptly inform the other Parties thereof and take all necessary steps to correct the Registration Statement and/or Joint Proxy Statement/Prospectus, or other document, as applicable.

Section 7.15 Change of Bancshares and CUB Principal Office. Prior to the Closing, the boards of directors of Bancshares and CUB shall adopt, in accordance with applicable Law, amendments to the charters of Bancshares and CUB, respectively, changing the address of the principal office of each of Bancshares and CUB to 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 (the “Charter Amendments”). Prior to or at the Closing, Bancshares and CUB shall duly execute the Charter Amendments and deliver the same for filing with the TDFI and the Tennessee Secretary of State.

Section 7.16 Marketing Study. Within a reasonable period of time, not to exceed six months, after the Effective Time, Bancshares and/or the Surviving Bank will engage a marketing consultant to undertake a study of the Surviving Bank’s market area and provide Bancshares and the Surviving Bank with market and name recognition data such that Bancshares’ and the Surviving Bank’s boards of directors can determine whether to change the name of the Surviving Bank to something other than “Commerce Union Bank.” Until such time as such a determination is made by the boards of directors of Bancshares and the Surviving Bank, subject to compliance with applicable Laws and consistent with Section 2.5 hereof, the Surviving Bank may operate the pre-Effective Time offices of Reliant under the name “Reliant Bank, a division of Commerce Union Bank” (or a legally permissible variation thereof).

Section 7.17 Identification of Independent Outside Director. As soon as reasonably practicable after the Effective Time, the board of directors of Bancshares, or a designated committee thereof, shall conduct a search for and identify one duly qualified individual to serve as an independent outside director on both the board of directors of Bancshares and the board of directors of the Surviving Bank.

Section 7.18 Stock Options. Prior to the Effective Time, Reliant shall take all such action as may be necessary or appropriate to provide for the terms of all non-qualified Reliant Options to be extended for an additional three years. Likewise, prior to the Effective Time, the CUB Parties shall take all such action as may be necessary or appropriate to provide for the terms of all non-qualified Bancshares Options to be extended for an additional three years. Further, each Party agrees to, prior to the Effective Time, take all such other and further actions as may be reasonably requested by any other Party hereto to provide for, or with respect to, the continuation of the Reliant Options and/or the Bancshares Options in connection with the Merger.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger and the other transactions contemplated hereby is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by such Party prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Shareholder Approvals. This Agreement shall have been duly approved by (i) the shareholders of Reliant in accordance with Reliant’s charter and bylaws and applicable Law and (ii) the shareholders of Bancshares and CUB in accordance with the charters and bylaws of Bancshares and CUB, respectively, and applicable Law.

(b) Regulatory Approvals. All approvals, consents, and waivers from or of Governmental Entities (including without limitation the Regulatory Approvals) required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approval, consent, or waiver shall contain any condition, restriction, or requirement which the Bancshares board of director or the Reliant board of directors reasonably determines in good faith would, individually or in the aggregate with one or more other conditions, restrictions, or requirements, materially reduce the benefits of the transactions contemplated by this Agreement to such a degree that Bancshares (in the case of a determination by the Bancshares board of directors) or Reliant (in the case of a determination by the Reliant board of directors) would not have entered into this Agreement had such condition(s), restriction(s), or requirement(s) been known as of the date hereof (any such condition, restriction, or requirement, a “Burdensome Condition”); provided, however, that (i) any condition, restriction, or requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Merger shall not be deemed to be a Burdensome Condition and (ii) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Bancshares or Reliant, as applicable, shall use commercially reasonable efforts to negotiate with the relevant Governmental Entity a modification to the condition, restriction, or requirement to reduce the burdensome nature thereof such that the condition, restriction, or requirement no longer constitutes a Burdensome Condition.

(c) No Injunction; Illegality. There shall not be in effect any order, decree, or injunction of any Governmental Entity that enjoins or prohibits the consummation of the Merger, and no Governmental Entity shall have instituted any action, suit, or proceeding for the purpose of enjoining or prohibiting the consummation of the Merger. No Law shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(d) Registration Statement. The Registration Statement, covering the Bancshares Common Stock to be issued to holders of Reliant Stock in connection with the Merger, shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, continuing, or threatened and unresolved, and all necessary approvals under state securities Laws relating to the issuance of the Bancshares Common Stock to be issued in connection with the Merger shall have been received.

(e) Director Resignations. Each director of Bancshares and/or CUB identified on Schedule 8.1(e) to this Agreement shall have delivered to Bancshares and/or CUB, as appropriate, a written resignation, in form and substance acceptable to the CUB Parties and Reliant in their reasonable discretion, whereby such director resigns from the Bancshares and/or CUB boards of directors, as appropriate, effective as of the Effective Time.

(f) Dissenting Shareholders. The holders of not more than 7.5% of the outstanding shares of Reliant Stock shall have perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Chapter 23 of the Corporation Act.

Section 8.2 Conditions to Obligation of Reliant to Consummate the Merger. The obligation of Reliant to consummate the Merger and the other transactions contemplated hereby is also subject to the satisfaction or written waiver by Reliant prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Representations and Warranties of CUB Parties. The representations and warranties of the CUB Parties contained in Section 5.2(a), Section 5.2(c), Section 5.2(d), Section 5.2(i), and Section 5.2(w) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and impact. There shall not exist inaccuracies in the representations and warranties of the CUB Parties (including the representations and warranties of the CUB Parties contained in Section 5.2(a), Section 5.2(c), Section 5.2(d), Section 5.2(i), and Section 5.2(w)) such that the aggregate effect of such inaccuracies has or results in, or is reasonably likely to have or result in, a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or Material Adverse Effect qualifier shall be deemed not to include or be subject to any such qualifier. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of the CUB Parties set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specific date shall speak only as of such date.

(b) Performance of Obligations of CUB Parties. The CUB Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement at or prior to the Closing.

(c) Officers’ Certificate. Reliant shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of Bancshares and CUB to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) No Material Adverse Effect. Since December 31, 2013, Bancshares shall not have suffered any Material Adverse Effect.

(e) Third Party Consents. All of the consents, approvals, and waivers required to be obtained by the CUB Parties in connection with the consummation of the transactions contemplated by this Agreement (including without limitation those set forth on Schedule 5.2(f) of the CUB Disclosure Memorandum, but excluding those contemplated by Section 8.1(b)) shall have been obtained and the CUB Parties shall have delivered to Reliant such evidence of the same as Reliant may reasonably request.

(f) Delivery of Merger Consideration. Bancshares shall have delivered, or caused to be delivered, to the Exchange Agent a certificate or certificates, or, at Bancshares’ option, evidence of shares in book entry form, representing the number of shares of Bancshares Common Stock issuable to holders of Reliant Stock in the form of Merger Consideration and cash in an amount sufficient for the Exchange Agent to make payment in respect of non-issued fractional shares of Bancshares Common Stock, and Reliant shall have received evidence of the same from Bancshares.

Section 8.3 Conditions to Obligations of CUB Parties to Consummate the Merger. The obligation of each of Bancshares and CUB to consummate the Merger and the other transactions contemplated hereby is also subject to the satisfaction or written waiver by Bancshares and CUB prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a) Reliant Representations and Warranties. The representations and warranties of Reliant contained in Section 4.2(a), Section 4.2(c), Section 4.2(d), Section 4.2(i), and Section 4.2(w) shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and impact. There shall not exist inaccuracies in the representations and warranties of Reliant (including the representations and warranties of Reliant contained in Section 4.2(a), Section 4.2(c), Section 4.2(d), Section 4.2(i), and Section 4.2(w)) such that the aggregate effect of such inaccuracies has or results in, or is reasonably likely to have or result in, a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or Material Adverse Effect qualifier shall be deemed not to include or be subject to any such qualifier. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Reliant set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specific date shall speak only as of such date.

(b) Performance of Reliant Obligations. Reliant shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Reliant Officers’ Certificate. The CUB Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of Reliant to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) No Material Adverse Effect. Since December 31, 2013, Reliant shall not have suffered any Material Adverse Effect.

(e) Third Party Consents. All of the consents, approvals, and waivers required to be obtained by Reliant in connection with the consummation of the transactions contemplated by this Agreement (including without limitation those set forth on Schedule 4.2(f) of the Reliant Disclosure Memorandum, but excluding those contemplated by Section 8.1(b)) shall have been obtained and Reliant shall have delivered to the CUB Parties such evidence of the same as the CUB Parties may reasonably request.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:

(a) By mutual written consent of Bancshares, CUB, and Reliant.

(b) By the CUB Parties (provided that neither Bancshares nor CUB is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Reliant of any representation, warranty, covenant, or agreement contained in this Agreement, or by Reliant (provided that Reliant is not then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Bancshares or CUB of any representation, warranty, covenant, or agreement contained in this Agreement, in either case which breach (i) would result in the failure of any of the conditions set forth in Section 8.3(a) or (b) or Section 8.2(a) or (b), as the case may be, and (ii) cannot be or has not been cured within 15 days after written notice to the breaching Party of such breach.

(c) By either the CUB Parties or Reliant, (i) in the event the shareholders of Reliant fail to approve, by the requisite vote, this Agreement at the Reliant Meeting, provided that Reliant shall only be entitled to exercise its right of termination under this Section 9.1(c)(i) if Reliant has complied with, and there has been no breach or violation by Reliant of, its obligations and covenants set forth in Section 7.8, or (ii) in the event the shareholders of Bancshares fail to approve, by the requisite vote, this Agreement at the Bancshares Meeting, provided that the CUB Parties shall only be entitled to exercise their right of termination under this Section 9.1(c)(ii) if Bancshares has complied with, and there has been no breach or violation by Bancshares of, its obligations and covenants set forth in Section 7.9.

(d) By either the CUB Parties or Reliant, in the event any approval, consent, or waiver of or from any Governmental Entity required to consummate the transactions contemplated by this Agreement shall have been denied by final and non-appealable action of such Governmental Entity or any application therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that a Party shall not be entitled to exercise its right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of such Party to perform or observe the obligations and covenants of such Party set forth in this Agreement.

(e) By either the CUB Parties or Reliant, in the event any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that a Party shall not be entitled to exercise its right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of such Party to perform or observe the obligations and covenants of such Party set forth in this Agreement.

(f) By either the CUB Parties or Reliant, in the event the Merger is not consummated by December 31, 2014, unless the failure to consummate the Merger by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations and covenants of such Party set forth in this Agreement.

(g) By the CUB Parties, in the event (i) of any breach by Reliant of Section 7.1 or Section 7.8 of this Agreement, or (ii) the board of directors of Reliant does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement by the shareholders of Reliant or, after having made such recommendation, subsequently makes a Reliant Change of Recommendation.

(h) By Reliant, in the event (i) of any breach by the CUB Parties of Section 7.1 of this Agreement or any breach by Bancshares of Section 7.9 of this Agreement, or (ii) the board of directors of Bancshares does not publicly recommend in the Joint Proxy Statement/Prospectus the approval of this Agreement by the shareholders of Bancshares or, after having made such recommendation, subsequently makes a Bancshares Change of Recommendation.

(i) By the CUB Parties, in the event a tender offer or exchange offer for 10% or more of the outstanding shares of Reliant Stock is commenced (other than by the CUB Parties) and the Reliant board of directors recommends that the shareholders of Reliant tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer.

(j) By Reliant, in the event a tender offer or exchange offer for 10% or more of the outstanding shares of Bancshares Stock is commenced (other than by Reliant) and the Bancshares board of directors recommends that the shareholders of Bancshares tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer.

(k) By Reliant, at any time prior to the approval of this Agreement by the shareholders of Reliant, for the purpose of entering into an agreement with respect to a Superior Reliant Proposal; provided that there has been no breach by Reliant of Section 7.1 or Section 7.8 of this Agreement.

(l) By the CUB Parties, at any time prior to the approval of this Agreement by the shareholders of Bancshares, for the purpose of entering into an agreement with respect to a Superior Bancshares Proposal; provided that there has been no breach by the CUB Parties of Section 7.1 of this Agreement or any breach by Bancshares of Section 7.9 of this Agreement.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall, subject to Section 9.3, become null and void and have no further force or effect and the Parties shall have no further or continuing liability or obligations under this Agreement, except that (i) Section 7.3(c), this Section 9.2, Section 9.3, and Article X of this Agreement shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of or released from any liability or damages arising out of such Party’s fraud or willful or intentional breach of any provision of this Agreement.

Section 9.3 Termination Fee.

(a) In the event (i) this Agreement is terminated by the CUB Parties pursuant to Section 9.1(b) and the Reliant breach giving rise to termination is knowing, willful, or intentional and (ii) within 12 months after the date of termination Reliant consummates or enters into any agreement with respect to an Acquisition Proposal, Reliant shall pay to the CUB Parties a termination fee of $1,250,000.

(b) In the event (i) this Agreement is terminated by Reliant pursuant to Section 9.1(b) and the Bancshares or CUB, as applicable, breach giving rise to termination is knowing, willful, or intentional and (ii) within 12 months after the date of termination Bancshares or CUB consummates or enters into any agreement with respect to an Acquisition Proposal, Bancshares and CUB shall pay to Reliant, in the aggregate, a termination fee of $1,250,000.

(c) In the event this Agreement is terminated by the CUB Parties pursuant to Section 9.1(g) or Section 9.1(i), Reliant shall pay to the CUB Parties a termination fee of $1,250,000.

(d) In the event this Agreement is terminated by Reliant pursuant to Section 9.1(h) or Section 9.1(j), Bancshares and CUB shall pay to Reliant, in the aggregate, a termination fee of $1,250,000.

(e) In the event this Agreement is terminated by Reliant pursuant to Section 9.1(k), Reliant shall pay to the CUB Parties a termination fee of $1,250,000.

(f) In the event this Agreement is terminated by the CUB Parties pursuant to Section 9.1(l), Bancshares and CUB shall pay to Reliant, in the aggregate, a termination fee of $1,250,000.

(g) Any termination fee payable in accordance with this Section 9.3 shall be paid by wire transfer of immediately available funds to an account designated by the Party or Parties entitled to receive the same. Any termination fee payable pursuant to Section 9.3(a) or Section 9.3(b) shall be paid by the Party or Parties obligated to make payment within two Business Days after such Party’s or Parties’ receipt of a payment demand notice from the Party or Parties entitled to receive the same. Any termination fee payable pursuant to Section 9.3(c), Section 9.3(d), Section 9.3(e), or Section 9.3(f) shall be payable at the time of termination of this Agreement. The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, that absent such agreements the Parties would not have entered into this Agreement, and that the termination fees provided for do not constitute a penalty or liquidated damages in the event of a breach of this Agreement (but that the termination fee provided for in Section 9.3(e) does constitute liquidated damages and the sole remedy of the CUB Parties in the event this Agreement is terminated by Reliant pursuant to Section 9.1(k) and that the termination fee provided for in Section 9.3(f) does constitute liquidated damages and the sole remedy of Reliant in the event this Agreement is terminated by the CUB Parties pursuant to Section 9.1(l)). In the event a Party fails to timely make payment of any amounts due and payable by such Party under this Section 9.3, such Party shall pay the costs and expenses (including reasonable attorneys’ fees and expenses and court costs) incurred by the other Party or Parties entitled to receive payment of such amounts in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts (provided that such other Party or Parties prevail on the merits), together with interest on the amount of any such amounts unpaid at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

ARTICLE X

MISCELLANEOUS

Section 10.1 Survival. None of the representations, warranties, covenants, or agreements contained in this Agreement shall survive the Effective Time (other than those covenants and agreements contained herein that by their express terms are to be observed or performed after the Effective Time) or the termination of this Agreement (other than Section 7.3(c), Section 9.2, Section 9.3, and this Article X, each of which shall survive any such termination). Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the representations, warranties, covenants, or agreements contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive any Party hereto or any of its Affiliates of any defense, at law or in equity, which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.2 Interpretation. When reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The headings appearing in this Agreement have been inserted for purposes of convenience of reference only and shall not affect the meaning of, or be given any force or effect in the construction or interpretation of, this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Agreement shall be deemed to include all genders. Whenever the words “as of the date hereof” are used in this Agreement, such date shall be deemed the date of this Agreement.

Section 10.3 Amendment; Waiver. This Agreement may be amended, modified, or supplemented at any time prior to the filing of the Articles of Merger with the Tennessee Secretary of State by, but only by, a written instrument executed by each of the Parties; provided that, after the approval of this Agreement by the shareholders of a Party, this Agreement may not be amended, modified, or supplemented so as to change (i) the amount or kind of consideration to be received hereunder by holders of Reliant Stock or (ii) any other provision of this Agreement, if the change would adversely affect the shareholders of such Party in any material respect, in each case without the subsequent approval of the same by the shareholders of such Party. Prior to the Effective Time, any provision of this Agreement may be waived by the Party or Parties entitled to the benefits thereof; provided that any such waiver shall be in writing and executed by the Party or Parties granting such waiver.

Section 10.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be an original signature page.

Section 10.5 Governing Law. This Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

Section 10.6 Expenses. Except as expressly otherwise provided in this Agreement, each Party hereto shall bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

Section 10.7 Notices. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed, postage prepaid, by registered or certified mail (return receipt requested), or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the Parties at the following addresses (or such other addresses as the Parties may designate from time to time by notice given in accordance with this Section 10.7):

If to Bancshares or CUB:	With a copy to:

Commerce Union Bancshares, Inc.	Butler Snow LLP
Commerce Union Bank	Attention: Adam G. Smith
Attention: Ron DeBerry	150 3rd Avenue South
701 South Main Street	Suite 1600
Springfield, Tennessee 37172	Nashville, Tennessee 37201

If to Reliant:	With a copy to:
Reliant Bank	Bone McAllester Norton PLLC
Attention: DeVan Ard	Attention: Trace Blankenship
1736 Carothers Parkway	511 Union Street
Suite 100	Suite 1600
Brentwood, Tennessee 37027	Nashville, Tennessee 37219

Section 10.8 Entire Agreement; Third Party Beneficiaries. This Agreement, including and together with the Exhibits and Schedules hereto and the Disclosure Memorandums, and the Confidentiality Agreement (but only to the extent the Confidentiality Agreement is not inconsistent with any provision of this Agreement) represent the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede any and all prior agreements, understandings, and arrangements, whether written or oral, between or among the Parties with respect to such subject matter. This Agreement is made solely for the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person shall acquire or have any rights under or by virtue of this Agreement, except for the rights of holders of Reliant Stock to receive the Merger Consideration as provided in Article III and that the Indemnified Parties are intended third-party beneficiaries of this Agreement to the extent, but only to the extent, provided in Section 7.11. The representations and warranties contained in Article IV and Article V of this Agreement and the covenants contained in Article VI and Article VII of this Agreement have been made solely for the benefit of the Parties to this Agreement (except as otherwise provided in the immediately preceding sentence) and (a) with respect to such representations and warranties, may be intended not as statements of fact but, rather, as a way of allocating risk to one or more Parties if such statements prove to be inaccurate, (b) may have been qualified by reference to the Disclosure Memorandums, which contains certain disclosures that are not reflected in the text of this Agreement, and (c) may apply standards of materiality in a manner that is different from what may be viewed as material by shareholders of, or other investors in, Bancshares, CUB, and/or Reliant.

Section 10.9 Severability. In the event any term or provision of this Agreement is held to be invalid, illegal, or unenforceable for any reason or in any respect, (i) such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity, legality, or enforceability of the remainder of this Agreement, which shall be and remain in full force and effect enforceable in accordance with its terms, and (ii) the Parties shall use their reasonable best efforts to substitute for such invalid, illegal, or unenforceable term or provision an alternative term or provision which, insofar as practicable, implements the original purposes and intent of this Agreement.

Section 10.10 Assignment. No Party may assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.11 Attorneys’ Fees. In the event of any claim, action, suit, or proceeding arising out of or in any way relating to this Agreement or the transactions contemplated hereby, the prevailing Party or Parties shall be entitled to recover from the non-prevailing Party or Parties all reasonable fees, expenses, and disbursements, including without limitation attorneys’ fees and court costs, incurred by such prevailing Party or Parties in connection with such claim, action, suit, or proceeding, in addition to any other relief to which such prevailing Party or Parties may be entitled.

Section 10.12 Submission to Jurisdiction. Each Party hereby (a) irrevocably submits to the exclusive jurisdiction of the United States District Court for the Middle District of Tennessee and the state courts of the State of Tennessee located in Davidson County, Tennessee in respect of any claim, action, suit, or proceeding under, arising out of, or related to this Agreement or the transactions contemplated hereby, (b) irrevocably waives and agrees not to assert as a defense in any such claim, action, suit, or proceeding that such Party is not subject to the jurisdiction of such courts, that such claim, action, suit, or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate, or that this Agreement may not be construed, interpreted, or enforced in or by such courts, and (c) irrevocably agrees that all claims a part of or with respect to any such claim, action, suit, or proceeding shall be heard and determined by such courts. The Parties hereby grant such courts jurisdiction over the persons of the Parties and over the subject matter of any such claim, action, suit, or proceeding.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

COMMERCE UNION BANCSHARES, INC.

By:	/s/ William Ronald DeBerry
William Ronald DeBerry
Chief Executive Officer

COMMERCE UNION BANK

By:	/s/ William Ronald DeBerry
William Ronald DeBerry
President and Chief Executive Officer

RELIANT BANK

By:	/s/ DeVan D. Ard, Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

EXHIBIT A

OFFICE LOCATIONS

CUB Office Locations:

•	701 South Main Street, Springfield, Tennessee 37172 (Principal Office)

•	1204 Nashville Pike, Gallatin, Tennessee 37066

•	425 East Main Street, Gallatin, Tennessee 37066

•	922 Harpeth Valley Place, Suite A, Nashville, Tennessee 37221 (Loan Production Office)

Reliant Office Locations:

•	1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 (Principal Office)

•	5109 Peter Taylor Park Drive, Brentwood, Tennessee 37027

•	101 Creekstone Boulevard, Suite 100, Franklin, Tennessee 37064

•	6005 Nolensville Pike, Suite 101, Nashville, Tennessee 37211

•	711 East Main Street, Suite 105, Hendersonville, Tennessee 37075 (Loan Production Office)

•	2005 Venture Park, Suite 10, Kingsport, Tennessee 37660 (Loan Production Office)

•	121 West Nyack Road, Suite 12, Nanuet, New York 10954 (Loan Production Office)

As contemplated by Section 7.15 of the Agreement, the principal office of CUB (the Surviving Bank) will be changed to 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 in connection with the Merger. CUB, as the Surviving Bank, will maintain additional offices at each of the other office locations identified above for CUB and Reliant.

EXHIBIT B

FORM OF DIRECTOR SUPPORT AGREEMENT FOR RELIANT DIRECTORS

(see attached)

DIRECTOR SUPPORT AGREEMENT

This Director Support Agreement (this “Agreement”), dated as of [                    ], 2014, is entered into by and among the undersigned shareholder and member of the board of directors (the “Shareholder”) of Reliant Bank, a Tennessee-chartered banking corporation (“Reliant”), Commerce Union Bancshares, Inc., a Tennessee corporation (“Bancshares”), and Commerce Union Bank, a Tennessee-chartered banking corporation (“CUB”).

R E C I T A L S

WHEREAS, concurrently with or following the parties’ execution of this Agreement, Reliant, Bancshares, and CUB have entered into, or will enter into, an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Reliant with and into CUB (the “Merger”), with CUB to be the banking corporation to survive the Merger;

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Bancshares and CUB have required that the Shareholder execute and deliver this Agreement; and

WHEREAS, in order to induce Bancshares and CUB to enter into the Merger Agreement, the Shareholder is willing to make certain representations, warranties, covenants, and agreements with respect to the shares of common stock, par value $1.00 per share, of Reliant (the “Reliant Stock”) owned by the Shareholder and set forth below the Shareholder’s signature on the signature page to this Agreement (the “Original Shares,” and together with any additional shares of Reliant Stock or any other class or series of capital stock of Reliant contemplated by Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Shareholder. The Shareholder represents and warrants to Bancshares and CUB that:

(a) The Shareholder owns all of the Original Shares free and clear of any and all Liens, and, except for this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which the Shareholder is a party or by which the Shareholder is bound or subject relating to the pledge, disposition, or voting of any of the Original Shares, and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) The Shareholder does not own any shares of Reliant Stock, or any shares of any other class or series of capital stock of Reliant, other than the Original Shares.

(c) The Shareholder has full power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid, and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms.

(d) Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, nor compliance by the Shareholder with any of the provisions hereof will conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, (i) any trust agreement, loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, or other agreement or instrument to which the Shareholder is a party, by which the Shareholder or any of the Shareholder’s property or assets are bound, or to which the Shareholder or any of the Shareholder’s property or assets are subject, or (ii) any Law applicable to or biding upon the Shareholder or the Shareholder’s property or assets.

(e) No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person on the part of the Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform the Shareholder’s obligations under this Agreement.

3. Agreement to Vote Shares. The Shareholder agrees, during the term of this Agreement, to vote the Shares, and to cause any holder of record of the Shares to vote the Shares: (i) in favor of the Merger Agreement and the Merger, at every meeting of the shareholders of Reliant at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction, agreement, or other matter which could reasonably be expected to result in a breach of any representation, warranty, covenant, or other obligation or agreement of Reliant under the Merger Agreement or of the Shareholder under this Agreement, and (3) any action, proposal, transaction, agreement, or other matter that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger, or the fulfillment of any condition to the consummation of the Merger set forth in the Merger Agreement, or change in any manner the voting rights of any class or series of shares of capital stock of Reliant (including any amendments to the charter or bylaws of Reliant); provided, however, that, if the manner in which the Shares are owned is such that the Shareholder cannot absolutely cause the Shares to be so voted, the Shareholder shall use the Shareholder’s best efforts to cause the Shares to be so voted.

4. No Voting Trust or Other Arrangement. The Shareholder agrees that the Shareholder will not, and will not permit any Person under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares inconsistent with this Agreement, or subject any of the Shares to any arrangement with respect to the voting of the Shares, other than agreements entered into with Bancshares and/or CUB.

5. Transfer and Encumbrance. The Shareholder agrees that, during the term of this Agreement, the Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or otherwise dispose of or encumber (collectively, “Transfer”) any of the Shares, or enter into any contract, option, or other agreement or arrangement with respect to, or consent to, a Transfer of any of the Shares or the Shareholder’s voting or economic interest therein; provided, however, that this Section 5 shall not prohibit a Transfer of the Shares by the Shareholder if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Bancshares and CUB, to be bound by all of the terms of this Agreement (including without limitation the provisions of Section 3 hereof pertaining to the voting of the Shares). Any attempted Transfer of the Shares or any interest therein in violation of this Section 5 shall be null and void.

6. Additional Shares. The Shareholder agrees that all shares of Reliant Stock, and all shares of any other class or series of capital stock of Reliant, that the Shareholder purchases, acquires the right to vote (other than as a named proxy), or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the Shareholder’s execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Waiver of Appraisal and Dissenters’ Rights. The Shareholder hereby waives and agrees not to assert or perfect any rights of appraisal or rights to dissent arising or existing in connection with the Merger Agreement or the Merger which the Shareholder may have by virtue of ownership of the Shares.

8. Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time of the Merger; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the effective date of any amendment, modification, or supplement to the Merger Agreement requiring the approval of the shareholders of Reliant as contemplated by Section 10.3 of the Merger Agreement.

9. No Agreement as Director or Officer. The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director of Reliant or an officer of Reliant (if the Shareholder holds any such office), and nothing in this Agreement (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer of Reliant.

10. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other parties if a party hereto fails to comply with any of the obligations imposed on the party by this Agreement, that every such obligation is material, and that, in the event of any such failure, the other parties will not have an adequate remedy at law or adequate damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law and/or damages, is the appropriate remedy for any such failure and that it will not oppose the seeking of such relief on the basis that a party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party seeking or obtaining any such equitable relief or remedy.

11. Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written and oral, between or among the parties hereto with respect to the subject matter hereof and contains the entire, integrated agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provisions hereof by a party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Miscellaneous.

(a) This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Tennessee.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in a Tennessee state court of record located in Davidson County, Tennessee, or, in the event (but only in the event) that no such state court has subject matter jurisdiction over such action or proceeding, in the United States District Court for the Middle District of Tennessee. Each of the parties hereto hereby irrevocably submits, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, by counterclaim, or otherwise, in any action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the action or proceeding in such courts is brought in an inconvenient forum, (y) the venue of such action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(c).

(d) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any determination that any term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All section headings contained in this Agreement are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of the Shareholder set forth in this Agreement shall not be effective or binding upon the Shareholder until such time as the Merger Agreement is executed and delivered by Reliant, Bancshares, and CUB, and the parties hereto agree that there is not and has not been any other agreement, arrangement, or understanding among the parties hereto with respect to the matters set forth herein.

(i) No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of each of the other parties hereto. Any assignment contrary to the foregoing sentence shall be null and void.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Director Support Agreement as of the date first written above.

COMMERCE UNION BANCSHARES, INC.

By:
William Ronald DeBerry
Chief Executive Officer

COMMERCE UNION BANK

By:
William Ronald DeBerry
President and Chief Executive Officer

Shareholder’s Signature

Shareholder’s Name (Print)

Number of shares of Reliant Stock owned by Shareholder as of the date of this Agreement:

EXHIBIT C

FORM OF DIRECTOR SUPPORT AGREEMENT FOR BANCSHARES DIRECTORS

(see attached)

DIRECTOR SUPPORT AGREEMENT

This Director Support Agreement (this “Agreement”), dated as of April [                    ], 2014, is entered into by and between the undersigned shareholder and member of the board of directors (the “Shareholder”) of Commerce Union Bancshares, Inc., a Tennessee corporation (“Bancshares”), and Reliant Bank, a Tennessee-chartered banking corporation (“Reliant”).

R E C I T A L S

WHEREAS, concurrently with or following the parties’ execution of this Agreement, Bancshares, Reliant, and Commerce Union Bank, a Tennessee-chartered banking corporation and wholly-owned subsidiary of Bancshares (“CUB”), have entered into, or will enter into, an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Reliant with and into CUB (the “Merger”), with CUB to be the banking corporation to survive the Merger;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Reliant has required that the Shareholder execute and deliver this Agreement; and

WHEREAS, in order to induce Reliant to enter into the Merger Agreement, the Shareholder is willing to make certain representations, warranties, covenants, and agreements with respect to the shares of common stock, par value $1.00 per share, of Bancshares (the “Bancshares Stock”) owned by the Shareholder and set forth below the Shareholder’s signature on the signature page to this Agreement (the “Original Shares,” and together with any additional shares of Bancshares Stock or any other class or series of capital stock of Bancshares contemplated by Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Shareholder. The Shareholder represents and warrants to Reliant that:

(a) The Shareholder owns all of the Original Shares free and clear of any and all Liens, and, except for this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which the Shareholder is a party or by which the Shareholder is bound or subject relating to the pledge, disposition, or voting of any of the Original Shares, and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) The Shareholder does not own any shares of Bancshares Stock, or any shares of any other class or series of capital stock of Bancshares, other than the Original Shares.

(c) The Shareholder has full power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid, and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms.

(d) Neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, nor compliance by the Shareholder with any of the provisions hereof will conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, (i) any trust agreement, loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, or other agreement or instrument to which the Shareholder is a party, by which the Shareholder or any of the Shareholder’s property or assets are bound, or to which the Shareholder or any of the Shareholder’s property or assets are subject, or (ii) any Law applicable to or biding upon the Shareholder or the Shareholder’s property or assets.

(e) No consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Entity or other Person on the part of the Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform the Shareholder’s obligations under this Agreement.

3. Agreement to Vote Shares. The Shareholder agrees, during the term of this Agreement, to vote the Shares, and to cause any holder of record of the Shares to vote the Shares: (i) in favor of the Merger Agreement and the Merger, at every meeting of the shareholders of Bancshares at which such matters are considered and at every adjournment or postponement thereof; and (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction, agreement, or other matter which could reasonably be expected to result in a breach of any representation, warranty, covenant, or other obligation or agreement of Bancshares under the Merger Agreement or of the Shareholder under this Agreement, and (3) any action, proposal, transaction, agreement, or other matter that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger, or the fulfillment of any condition to the consummation of the Merger set forth in the Merger Agreement, or change in any manner the voting rights of any class or series of shares of capital stock of Bancshares (including any amendments to the charter or bylaws of Bancshares, other than those amendments to the charter of Bancshares contained in the proposed amended and restated charter of Bancshares contemplated by and described in the proxy statement, dated March 26, 2014, for the 2014 annual meeting of Bancshares shareholders); provided, however, that, if the manner in which the Shares are owned is such that the Shareholder cannot absolutely cause the Shares to be so voted, the Shareholder shall use the Shareholder’s best efforts to cause the Shares to be so voted.

4. No Voting Trust or Other Arrangement. The Shareholder agrees that the Shareholder will not, and will not permit any Person under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares inconsistent with this Agreement, or subject any of the Shares to any arrangement with respect to the voting of the Shares, other than agreements entered into with Reliant.

5. Transfer and Encumbrance. The Shareholder agrees that, during the term of this Agreement, the Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or otherwise dispose of or encumber (collectively, “Transfer”) any of the Shares, or enter into any contract, option, or other agreement or arrangement with respect to, or consent to, a Transfer of any of the Shares or the Shareholder’s voting or economic interest therein; provided, however, that this Section 5 shall not prohibit a Transfer of the Shares by the Shareholder if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Reliant, to be bound by all of the terms of this Agreement (including without limitation the provisions of Section 3 hereof pertaining to the voting of the Shares). Any attempted Transfer of the Shares or any interest therein in violation of this Section 5 shall be null and void.

6. Additional Shares. The Shareholder agrees that all shares of Bancshares Stock, and all shares of any other class or series of capital stock of Bancshares, that the Shareholder purchases, acquires the right to vote (other than as a named proxy), or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the Shareholder’s execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Waiver of Appraisal and Dissenters’ Rights. The Shareholder hereby waives and agrees not to assert or perfect any rights of appraisal or rights to dissent arising or existing in connection with the Merger Agreement or the Merger which the Shareholder may have by virtue of ownership of the Shares.

8. Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time of the Merger; (b) the date on which the Merger Agreement is terminated in accordance with its terms; and (c) the effective date of any amendment, modification, or supplement to the Merger Agreement requiring the approval of the shareholders of Bancshares as contemplated by Section 10.3 of the Merger Agreement.

9. No Agreement as Director or Officer. The Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director of Bancshares or CUB or an officer of Bancshares or CUB (if the Shareholder holds any such office), and nothing in this Agreement (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer of Bancshares or CUB.

10. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed on the party by this Agreement, that every such obligation is material, and that, in the event of any such failure, the other party will not have an adequate remedy at law or adequate damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law and/or damages, is the appropriate remedy for any such failure and that it will not oppose the seeking of such relief on the basis that a party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party seeking or obtaining any such equitable relief or remedy.

11. Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written and oral, between the parties hereto with respect to the subject matter hereof and contains the entire, integrated agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provisions hereof by a party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Miscellaneous.

(a) This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Tennessee.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in a Tennessee state court of record located in Davidson County, Tennessee, or, in the event (but only in the event) that no such state court has subject matter jurisdiction over such action or proceeding, in the United States District Court for the Middle District of Tennessee. Each of the parties hereto hereby irrevocably submits, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, by counterclaim, or otherwise, in any action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (x) the action or proceeding in such courts is brought in an inconvenient forum, (y) the venue of such action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(c).

(d) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any determination that any term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All section headings contained in this Agreement are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of the Shareholder set forth in this Agreement shall not be effective or binding upon the Shareholder until such time as the Merger Agreement is executed and delivered by Reliant, Bancshares, and CUB, and the parties hereto agree that there is not and has not been any other agreement, arrangement, or understanding between the parties hereto with respect to the matters set forth herein.

(i) No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the foregoing sentence shall be null and void.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Director Support Agreement as of the date first written above.

RELIANT BANK

By:
DeVan D. Ard, Jr.
President and Chief Executive Officer

Shareholder’s Signature

Shareholder’s Name (Print)

Number of shares of Bancshares Stock owned by Shareholder as of the date of this Agreement:

EXHIBIT D

FORM OF ARTICLES OF MERGER

(see attached)

ARTICLES OF MERGER

OF

COMMERCE UNION BANK

AND

RELIANT BANK

Pursuant to applicable provisions of the Tennessee Banking Act, Tennessee Code Annotated § 45-1-101 et seq. (the “Banking Act”), and the Tennessee Business Corporation Act, Tennessee Code Annotated § 48-11-101 et seq. (the “Corporation Act”), the undersigned hereby adopt and submit the following Articles of Merger:

1. The parties to the Merger (as defined below) are Commerce Union Bank, a Tennessee-chartered banking corporation (“Commerce Union”), and Reliant Bank, a Tennessee-chartered banking corporation (“Reliant”).

2. Pursuant to an Agreement and Plan of Merger, dated [                    ], 2014 (the “Plan of Merger”), by and among Commerce Union, Reliant, and Commerce Union Bancshares, Inc., a Tennessee corporation, Reliant will be merged with and into Commerce Union (the “Merger”), with Commerce Union to be the banking corporation to survive the Merger.

3. The Plan of Merger was adopted by the Board of Directors of Commerce Union on [                    ], 2014, approval of the Plan of Merger by the sole shareholder of Commerce Union not being required by Chapter 21 of the Corporation Act. The Plan of Merger was approved by the sole shareholder of Commerce Union on [                    ], 2014, such approval being required by Chapter 2, Part 13 of the Banking Act.

4. The Plan of Merger was approved by the shareholders of Reliant on [                    ], 2014, by the affirmative vote of the required percentage of all votes entitled to be cast, such approval being required by Chapter 2, Part 13 of the Banking Act and Chapter 21 of the Corporation Act.

5. These Articles of Merger, and the Merger, shall be effective as of [                    ], Central Time, on [                    ], 2014.

(Signature Page Follows)

IN WITNESS WHEREOF, Commerce Union and Reliant have caused these Articles of Merger to be executed by their duly authorized officers effective this the [    ] day of [                    ], 2014.

COMMERCE UNION BANK

By:
William Ronald DeBerry President and Chief Executive Officer

RELIANT BANK

By:
DeVan D. Ard, Jr. President and Chief Executive Officer

APPROVED FOR ENTRY this [    ] day of [                    ], 2014, by Greg Gonzales, Commissioner, Tennessee Department of Financial Institutions.

Greg Gonzales
Commissioner
Tennessee Department of Financial Institutions

(Signature Page to Articles of Merger)

Schedule 2.7

Directors of Surviving Bank

Homayoun Aminmadani

DeVan D. Ard, Jr.

Charles Trimble Beasley

John Lewis Bourne

William Ronald DeBerry

Robert Faber

Farzin Ferdowsi (Chairman)

Darrell S. Freeman, Sr.

Andrew G. Higgins

James Gilbert Hodges

James R. Kelley

William Robert McKinney, Jr.

Don Richard Sloan

Marvin LeRoy Smith, III

Schedule 2.8

Senior Executive Officers of Surviving Bank

Name	Office

DeVan D. Ard, Jr.	President and Chief Executive Officer

Schedule 2.9

Directors and Senior Executive Officers of Bancshares

Directors

Homayoun Aminmadani

DeVan D. Ard, Jr.

Charles Trimble Beasley

John Lewis Bourne

William Ronald DeBerry (Chairman)

Farzin Ferdowsi

Darrell S. Freeman, Sr.

James Gilbert Hodges

James R. Kelley

Don Richard Sloan

Senior Executive Officers

Name	Office

DeVan D. Ard, Jr.	President

William Ronald DeBerry	Chief Executive Officer

Schedule 7.12

Individuals to Execute and Deliver Employment Agreements

DeVan D. Ard, Jr.

Berlin Scott Bagwell

Paula DeBerry

William Ronald DeBerry

J. Daniel Dellinger

Jimmy N. Green

William Rickman Murray

C. Eugene Whittle

John R. Wilson

Schedule 8.1(e)

Director Resignations

Jane Ellis Bellar (Bancshares board and CUB board)

Gwendolous Verdella Martin (Bancshares board and CUB board)

Nancy Jo Martin (Bancshares board and CUB board)

William Robert McKinney, Jr. (Bancshares board)

Leland Gray Scott, Jr. (Bancshares board and CUB board)

Marvin LeRoy Smith, III (Bancshares board)

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), effective the 31st day of December, 2014, is made and entered into by and among Commerce Union Bancshares, Inc., a Tennessee corporation (“Bancshares”), Commerce Union Bank, a Tennessee-chartered commercial bank (“CUB”), and Reliant Bank, a Tennessee-chartered commercial bank (“Reliant”). Bancshares, CUB, and Reliant are sometimes referred to collectively in this Amendment as the “Parties,” and each of Bancshares, CUB, and Reliant is sometimes referred to individually in this Amendment as a “Party.”

R E C I T A L S

WHEREAS, the Parties are party to that certain Agreement and Plan of Merger dated April 25, 2014 (the “Merger Agreement”), providing for the merger of Reliant with and into CUB, with CUB to be the banking corporation to survive such merger;

WHEREAS, Section 9.1(f) of the Merger Agreement permits either the CUB Parties or Reliant to terminate the Merger Agreement in the event the Merger is not consummated by December 31, 2014 (the “Consummation Date”), unless the failure to consummate the Merger by such date is due to the failure of the Party seeking to terminate the Merger Agreement to perform or observe the obligations and covenants of such Party set forth in the Merger Agreement; and

WHEREAS, in accordance with and as permitted by Section 10.3 of the Merger Agreement, the Parties desire to amend the Merger Agreement to extend the Consummation Date.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Merger Agreement.

2. Merger Agreement Amendment. Amendment of Section 9.1(f). Current Section 9.1(f) of the Merger Agreement is amended and restated in its entirety to read as follows:

(f) By either the CUB Parties or Reliant, in the event the Merger is not consummated by April 15, 2015, unless the failure to consummate the Merger by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the obligations and covenants of such Party set forth in this Agreement.

3. Counterparts. This Amendment may be executed by the Parties in any number of counterparts (which may be delivered by facsimile, email, or other similar means of electronic transmission), each of which, when duly executed, shall be deemed an original and all of which together shall constitute one and the same instrument.

4. Governing Law. This Amendment shall in all respects be governed by and construed, interpreted, and enforced in accordance with the laws of the State of Tennessee, without regard to principles of conflict of laws.

5. Captions. The captions, headings, and section numbers appearing in this Amendment have been inserted for purposes of convenience of reference only and shall be given no force or effect in the construction or interpretation of this Amendment.

6. Ratification. Except as expressly amended by this Amendment, the Merger Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms.

(Signature Page Follows)

IN WITNESS WHEREOF, each Party has executed and delivered this Amendment as of the day and year first above written.

COMMERCE UNION BANCSHARES, INC.

By:	/s/ William Ronald DeBerry
William Ronald DeBerry
Chief Executive Officer

COMMERCE UNION BANK

By:	/s/ William Ronald DeBerry
William Ronald DeBerry
President and Chief Executive Officer

RELIANT BANK

By:	/s/ DeVan D. Ard., Jr.
DeVan D. Ard, Jr.
President and Chief Executive Officer

(Signature Page to First Amendment to Agreement and Plan of Merger)

Appendix B

TENNESSEE BUSINESS CORPORATION ACT

CHAPTER 23

DISSENTERS’ RIGHTS

PART 1

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203—48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6) Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART 2

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

§ 48-23-201. Notice of dissenters’ rights.

(a) Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b) In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c) Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1) Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2) Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a) If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b) If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a) If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b) The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B) If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under § 48-23-204 must be received, which date must be within twenty (20) days after the date specified in subdivision (b)(2)(B); and

(3) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

PART 3

JUDICIAL APPRAISAL OF SHARES

§ 48-23-301. Court action.

(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

April 25, 2014

Board of Directors

Reliant Bank

1736 Carothers Parkway

Brentwood, TN 37027

Members of the Board of Directors:

Reliant Bank (“Reliant”) and Commerce Union Bancshares, Inc. (“Commerce Union”) have entered into an Agreement and Plan of Merger dated April 25, 2014 (the “Agreement”) pursuant to which Reliant will be merged with Commerce Union in a transaction (the “Merger”) in which each outstanding share of Reliant’s common stock, par value $1.00 (the “Reliant Stock”) shall be cancelled, shall cease to exist and shall no longer be outstanding and shall be converted into the right to receive 1.0213 shares of Commerce Union’s common stock, par value $1.00 (the “Commerce Union Common Stock”)(collectively, the “Exchange Ratio”). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meaning assigned to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Reliant Stock.

In arriving at our opinion, we have, among other things:

1.	Reviewed the Agreement dated April 25, 2014;

2.	Reviewed certain publicly-available financial and business information of Reliant, Commerce Union and their affiliates which we deemed to be relevant;

3.	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity and prospects of Reliant and Commerce Union;

4.	Reviewed materials detailing the Merger prepared by Reliant, Commerce Union and their affiliates and by their legal and accounting advisors;

5.	Conducted conversations with members of senior management and representatives of both Reliant and Commerce Union regarding the matters described in clauses 1-4 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

6.	Compared certain financial metrics of Reliant, Commerce Union and other selected depository institutions that we deemed to be relevant;

7.	Compared certain historical and projected financial information for Reliant and Commerce Union relative to the Exchange Ratio and their respective shareholders’ ownership in the combined company;

8.	Analyzed the imputed valuation of the Bancshares Common Stock and the Reliant Stock based on certain publicly traded depository institutions that we deemed to be relevant and the financial forecasts of both Commerce Union and Reliant;

9.	Analyzed a range of net present values of the Bancshares Common Stock and the Reliant Stock based on the financial forecasts of both Commerce Union and Reliant relative to the Exchange Ratio;

10.	Analyzed the impact of the Merger on certain balance sheet, income statement and capital ratios of Reliant and Commerce Union;

11.	Analyzed the impact of the Merger on Reliant’s and Commerce Union’s estimated standalone earnings per share and tangible book value per share for the projected fiscal years ending December 31, 2014, 2015, 2016, 2017 and 2018;

12.	Reviewed the overall environment for depository institutions in the United States and Middle Tennessee; and

April 25, 2014

13.	Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Reliant, Commerce Union and their affiliates for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information, without independent verification, that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information. We were not engaged to express, and are not expressing, any opinion with respect to any other transactions or alternative proposed transactions, if any, between Reliant and Commerce Union. With respect to the financial forecasts supplied to us, we have assumed with your consent that they were reasonably prepared and reflect the best currently available estimates and judgments of Reliant as to future operating and financial performance of Reliant, Commerce Union and their affiliates. In addition, we have assumed that the Agreement is a valid, binding and enforceable agreement upon the parties and their affiliates and will not be terminated or breached by either party. We have also assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Reliant, Commerce Union and their affiliates since either (i) the date of the last financial statements made available to us and (ii) the date of the Agreement, and that no legal, political, economic, regulatory or other developments have occurred or will occur that will adversely affect these entities. We did not make an independent evaluation of the assets or liabilities of Reliant, Commerce Union or their affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities. We have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, assets or liabilities of Reliant, Commerce Union or their affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities. We have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. We have assumed that all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger.

Our opinion is necessarily based on economic, market, and other conditions as existed on, and could be evaluated as of, and on the information made available to us as of, the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion and we do not have any obligation to update, revise or reaffirm this opinion.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) is acting as financial advisor to Reliant in connection with the Merger and will receive fees from Reliant for our services, a portion of which are contingent upon the consummation of the Merger. Sterne Agee also will receive a fee in connection with the delivery of this opinion. In addition, Reliant has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Other than our engagement by Reliant in connection with the Merger, we have not provided investment banking services to Reliant, Commerce Union or their affiliates over the past two years; however, we may do so in the future. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from and sell securities to Reliant, Commerce Union or their affiliates.

This opinion is for the use and benefit of the Board of Directors of Reliant. Our opinion is limited to the fairness, from a financial point of view to the holders of the Reliant Stock of the Exchange Ratio and does not address the underlying business decision of Reliant, or a recommendation whether or not, to engage in the Merger, or the relative merits of the Merger relative to any strategic alternative that may be available to Reliant. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or

April 25, 2014

employees of any of the parties to the Merger in addition to the Exchange Ratio. The issuance of this opinion has been approved by the Fairness Opinion Committee of Sterne Agee.

We are not expressing any opinion herein as to the prices at which the Bancshares Common Stock will trade following the announcement or consummation of the Merger.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair from a financial point of view to the holders of the Reliant Stock.

Very truly yours,

STERNE, AGEE & LEACH, INC.

April 24, 2014

Board of Directors

Commerce Union Bancshares, Inc.

701 South Main Street

Springfield, TN 37172

Members of the Board:

You have advised us that Commerce Union Bancshares, Inc. (the ‘‘Company”) is contemplating entering into an Agreement and Plan of Merger (the “Agreement”) with Reliant Bank (“Reliant”) pursuant to which, among other things, (i) Reliant will merge with and into Commerce Union Bank (the “Bank”) (the “Merger”), and (ii) each outstanding share of Reliant’s common stock, par value $1.00 per share (the “Reliant Common Stock’’), other than those shares of Reliant Common Stock beneficially owned by the Company or Reliant or their respective subsidiaries, will be converted into the right to receive 1.0213 shares of common stock, par value $1.00 per share (“Company Common Stock’’), of the Company (the “Exchange Ratio”). In connection with your evaluation of the Merger, you have requested our opinion (the “Opinion”’) as to the fairness, from a financial point of view, of the Exchange Ratio to the current holders of the Company Common Stock, other than the Company or Reliant or their respective subsidiaries (the “Current Holders”).

In connection with our review of the proposed Merger and the preparation of this Opinion, we have, among other things:

1.	reviewed a draft, dated April 23, 2014, of the Agreement;

2.	reviewed the audited financial statements (including drafts) for each of the Company and Reliant for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial statements for the quarter ended March 31, 2014 for each of the Company and Reliant;

3.	reviewed certain other publicly available information regarding each of the Company and Reliant;

4.	reviewed and discussed with members of the senior management of the Company and Reliant and certain of their representatives and advisors certain information regarding the historical and current financial and operating performance of the Company and Reliant as provided by the Company and Reliant respectively, certain internal financial forecasts regarding the future financial results and condition of the Company (the “Company Financial Forecasts”) prepared and provided to us by the Company’s senior management, and certain projections regarding the future financial results and condition of Reliant (the “Reliant Financial Forecasts”) prepared by Reliant’s senior management;

5.	reviewed comparative financial and operating data on the banking industry, the Company, Reliant, and selected public companies we deemed to be relevant; and

6.	performed such other analyses and reviewed such other information relating to the Company, Reliant and the Merger as Raymond James deemed relevant.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by or on behalf of the Company, Reliant or any other party, as well as publicly available information, and we have not undertaken any duty or responsibility to verify independently, and have not so verified, any of such information. In addition, we have not received or reviewed any individual credit files

880 Carillon Parkway // St. Petersburg, FL 33716 // T 727.567.1000 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Board of Directors

Commerce Union Bancshares, Inc.

April 24, 2014

nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Reliant or any of their respective subsidiaries and we have not been furnished with any such evaluations or appraisals. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses.

With respect to the Company Financial Forecasts, we have been advised by the Company and we have assumed that the Company Financial Forecasts have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company. With respect to the Reliant Financial Forecasts, we have been advised by Reliant and we have assumed that the Reliant Financial Forecasts have been reasonably prepared in good faith and reflect the best currently available estimates, judgments and assumptions of the management of Reliant as to the future financial performance of Reliant. We have been authorized by you to rely upon such forecasts and other information and data, including without limitation the Company Financial Forecasts and the Reliant Financial Forecasts, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided to us became inaccurate or was required to be updated during the period of our review.

We have assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses, that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any terms or conditions thereof and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Merger, no delays, limitations, restrictions or conditions will be imposed that would have an adverse effect on the Company, Reliant or the contemplated benefits of the Merger.

Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and known to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.

We express no opinion as to your underlying business decision to effectuate the Merger, the structure or legal, tax, accounting or regulatory aspects or consequences of the Merger or the availability or advisability of any alternatives to the Merger. We have relied upon, without independent verification, the assessment by the respective managements of the Company and Reliant and their legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to the value of Company Common Stock or Reliant Common Stock following the announcement of the proposed Merger, the value of Company Common Stock following the consummation of the Merger, or the prices at which shares of Company Common Stock or Reliant Common Stock may be purchased or sold at any time, which in each case, may vary depending on numerous factors, including factors outside of the control of the Company and Reliant.

Our Opinion is limited to the fairness, from a financial point of view, to the Current Holders of the Company Common Stock of the Exchange Ratio and does not address any other term, aspect or implication of the

Board of Directors

Commerce Union Bancshares, Inc.

April 24, 2014

Agreement, the Merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. The delivery of this Opinion was approved by our internal opinion committee in conformity with its policies and procedures.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James will receive a fee for rendering this Opinion, which fee is not contingent upon the successful completion of the Merger. In addition, the Company has agreed to indemnify us and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of our engagement.

Raymond James has not provided investment banking or other financial services, for which it has been paid a fee, to the Company or Reliant in the previous two years. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to the Company, Reliant or certain of their respective affiliates in the future, for which Raymond James and such affiliates may receive compensation.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Reliant for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors (solely in its capacity as such) of the Company in connection with its consideration of the proposed Merger and does not constitute a recommendation to the Board of Directors, any shareholder of the Company or any other party regarding how to vote or act on any matter relating to the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party, regardless of any prior or ongoing advice or relationships. This Opinion is not to be quoted or referred to, in whole or in part, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of April 24, 2014, the Exchange Ratio is fair, from a financial point of view, to the Current Holders of the Company Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

COMMERCE UNION BANCSHARES, INC. AMENDED AND RESTATED STOCK OPTION PLAN

Appendix E

1.	Establishment and Purpose of the Plan.	E - 1

2.	Definitions.	E - 1

3.	Eligibility.	E - 2

4.	Plan Administration.	E - 2

5.	Shares Subject to the Plan.	E - 2

6.	Types of Grants.	E - 2

7.	Options.	E - 2

8.	Exercise of Options.	E - 3

9.	Adjustments Upon Changes in Capitalization.	E - 3

10.	Termination and Amendment.	E - 3

11.	Non-Assignability.	E - 4

12.	Exercise by Estate.	E - 4

13.	General Provisions.	E - 4

14.	Change of Control of the Company.	E - 4

15.	Undercapitalization.	E - 5

i

Appendix E

COMMERCE UNION BANCSHARES, INC. (the “Company”)

AMENDED AND RESTATED STOCK OPTION PLAN

This Commerce Union Bancshares, Inc. Amended and Restated Stock Option Plan (the “Plan”) is hereby adopted as of June     , 2014, to provide a flexible means of compensation and motivation for the benefit of employees and directors of the Company, the Bank and its Subsidiaries. This restated Plan is substituted in lieu of the prior document and any other plan document that may be in existence with the exception of any good faith compliance amendments. Such amendment(s) shall continue to apply to this restated Plan until such provisions are integrated into the Plan or such amendment(s) are superceded by another amendment.

1. Establishment and Purpose of the Plan. The purpose of this Plan is to provide a flexible means of compensation and motivation for outstanding performance by employees of the Company, Commerce Union Bank (the “Bank”) and its Subsidiaries and directors of each entity to further the growth and profitability of the each entity through the grant of equity or equity-related interests in the Company.

2. Definitions.

Bank. Commerce Union Bank, a bank chartered under the laws of Tennessee, and any successor or transferee of substantially all of its business or assets.

Bank Holding Company. A corporation that owns or controls at least fifty percent (50%) of the voting securities of the Bank and that is supervised and regulated by the Federal Reserve System under the provisions of the Bank Holding Company Act of 1956, as amended.

Board or Board of Directors. The Board of Directors of the Company unless otherwise indicated herein.

Employee. A full-time employee of the Bank, the Company, or a Subsidiary, including an officer who is such an employee.

Fair Market Value. The fair market value of the shares of Stock as of such date as determined in good faith by the Board of Directors and in compliance with Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and guidance issued thereunder.

Incentive Stock Option. Any Option intended to meet the requirements of an incentive stock option as defined in Section 422.

Non-Qualified Stock Option. Any Option not intended to be an Incentive Stock Option.

Option. An option to purchase shares of Stock granted under the Plan, including both an Incentive Stock Option and a Non-Qualified Stock Option, evidenced by a written Stock Option Agreement.

Person. An individual, a partnership, a corporation, or any other private, governmental or other entity.

Plan. The Commerce Union Bancshares, Inc. Stock Option Plan herein set forth, as the same may from time to time be amended.

Rule 16b-3. Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and any successor rule or regulation.

Section 422. Section 422 of the Internal Revenue Code of 1986, as amended, or any successor statute.

Stock. The common stock of the Company, $1.00 par value, and the preferred stock of the Company, no par value, as may be issued from time to time.

Subsidiary. Any business association (including a corporation or a partnership) in an unbroken chain of such associations beginning with the Company if each of the associations (other than the last association in such chain) owns equity interests possessing 50% or more of the combined voting power of all classes of equity interests in one of the other associations in such chain.

3. Eligibility. A grant under this Plan may be made to any Employee, or any director of the Bank or the Company; provided, however, that (i) no grant may be made to a director of the Bank or the Company who serves on the board of directors of such entity other than as provided under Rule 16b-3, and (ii) no grant of an Incentive Stock Option may be made to a person other than an Employee.

4. Plan Administration. This Plan shall be administered by the Board of Directors. The Board of Directors shall have full power to interpret and administer this Plan and full authority to act in selecting the grantees and in determining type and amount of grants, the terms and conditions of grants, and the terms of agreements that will be entered into with grantees governing such grants. The Board of Directors shall have the power to make rules and guidelines for carrying out the Plan and to make changes in such rules and guidelines from time to time as it deems proper. Any interpretation by the Board of Directors of the terms and provisions of the Plan and the administration thereof and all action taken by the Board of Directors shall be final and binding.

5. Shares Subject to the Plan. Subject to adjustment as provided in Section 9, the total number of shares of Stock initially available for grant under this Plan was 625,000 shares of common stock. Additional shares of common stock in the amount of 625,000 shares of common stock shall be issued in contemplation of a merger. The total number of shares of Stock available for grant under this Plan shall be 1,250,000 shares of common stock. Stock issued hereunder may consist, in whole or in part, of authorized and un-issued shares, treasury shares and shares acquired in the open market or by private purchase by the Company. Any Stock that is purchased shall be purchased by the Company at prices no higher than the Fair Market Value of such Stock at the time of purchase. If for any reason any shares of Stock issued under any grant hereunder are forfeited or canceled, or a grant otherwise terminates or is terminated for any reason without the issuance of any shares, then all such shares, to the extent of any such forfeiture, cancellation or termination, shall again be available for grant under this Plan.

6. Types of Grants. The Board of Directors may make such grants under this Plan as in its discretion it deems advisable to effect the purpose of the Plan, including without limitation grants of Incentive Stock Options and Non-Qualified Stock Options. Such grants may be issued separately or in combination, or in tandem, and additional grants may be issued in combination, or in tandem, with grants previously issued under this Plan or otherwise. As used in this Plan, references to grants in tandem shall mean grants consisting of more than one type of grant where the exercise of one element of the grant causes the cancellation of one or more other elements of the grant.

7. Options.

(a) Each Option granted hereunder shall have such terms and conditions as the Board of Directors shall determine in accordance with this Plan. A grantee shall have no rights of a shareholder with respect to any shares of Stock subject to an Option unless and until a certificate for such shares shall have been issued. Each Option shall have a term as determined by the Board of Directors, except as otherwise provided below with respect to Incentive Stock Options.

(b) The following provisions shall apply to Incentive Stock Options granted under this plan:

(i) All the provisions of Section 422 and the regulations thereunder as in effect from time to time are hereby incorporated by reference herein with respect to Incentive Stock Options to the extent that their inclusion in this Plan is necessary from time to time to preserve their status as incentive stock options for purposes of Section 422. Each provision of the Plan and each agreement relating to an Incentive Stock Option shall be construed so that it shall be an incentive stock option for purposes of Section 422, but to the extent that such grants for any reason fail to qualify as Incentive Stock Options then such grants shall be deemed Non-Qualified Stock Options.

(ii) No Incentive Stock Option shall have a term exceeding ten (10) years from the date of the grant.

(iii) An Incentive Stock Option granted to an Employee who, at the time the option is granted, owns more than 10% of the total combined voting power of all classes of stock of the Company, the Bank or any Subsidiary shall:

(A) have an exercise price not less than 110% of the Fair Market Value of shares of Stock as of the date the Option is granted; and

(B) have a term of no more than five (5) years from the date of the grant.

(iv) The aggregate Fair Market Value of the shares of Stock (determined as of the respective date(s) of the grant(s) of the Incentive Stock Option(s)), for which one or more grant(s) of Incentive Stock Options are exercisable for the first time by an Employee during any calendar year (under this Plan or any other plan of the Company or the Bank or any other Subsidiary) shall not exceed $100,000. To the extent the Options for additional shares of Stock are or become exercisable during such calendar year that exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options.

8. Exercise of Options.

(a) The exercise price of an Option or other grants shall equal at least 100% of the Fair Market Value of the shares of Stock on the date of the grant.

(b) The exercise price shall be paid in cash or certified or cashier’s check payable to the order of the Company. The Board of Directors shall determine the methods by which shares of stock shall be delivered or deemed delivered to the grantee.

(c) The Company shall have the authority and the right to deduct or withhold, or require the grantee to remit to the Company, an amount sufficient to satisfy federal, state and local income taxes (including the grantee’s share of Social Security taxes) required by law to be withheld with respect to any taxable event arising as a result of participation in the Plan. With respect to withholding required upon any taxable event under the Plan, the Board of Directors may require that any such withholding requirement be satisfied, in whole or in part, by withholding shares of stock having a fair market value on the date of exercise equal to the amount to be withheld for tax purposes, all in accordance with such procedures as the Board of Directors shall establish.

9. Adjustments Upon Changes in Capitalization. In the event of a reorganization, recapitalization, stock split, stock dividend, issuance of securities convertible into Stock, combination of shares, merger, consolidation or any other change in the corporate structure of the Company affecting any shares of Stock, or a sale by the Company of all or substantially all of its assets, or any distribution to shareholders other than a normal cash dividend, or any assumption or conversion of outstanding grants as a result of an acquisition, and except as otherwise provided in an agreement between the grantee and the Company, the Board of Directors shall make appropriate adjustment in the period of time in which Non-Qualified Stock Options may be exercised, the number and kind of shares authorized by the Plan and any adjustments in outstanding grants of Options as it deems appropriate to maintain equivalent value; provided, however, that adjustments to Incentive Stock Options shall meet the applicable requirements of Section 422 and Section 424 of the Code.

10. Termination and Amendment.

(a) This Plan shall be effective upon approval by the shareholders of the Company, and shall terminate on the tenth anniversary of such date. It shall remain in full force and effect during such period unless earlier terminated by the Board of Directors, which shall have the power to amend, suspend, terminate or reinstate this Plan at any time, provided that no amendment which increases the number of shares of Stock subject to the Plan, modifies the category of Persons eligible for grants under the Plan, or materially adversely affects the availability of Rule 16b-3 with respect to this Plan, shall be made without shareholder approval.

(b) Without limiting the generality of the foregoing, the Board of Directors may (i) amend any limitations in this Plan if and when they are no longer required under Rule 16b-3 or Section 422 and (ii) amend the provisions of this Plan to assure its continued compliance with Rule 16b-3 and Section 422.

11. Non-Assignability. Grants are not transferable other than by will or the laws of descent and distribution. A grant is exercisable during the grantee’s lifetime only by the grantee or his or her guardian or legal representative.

12. Exercise by Estate. Any provision of this Plan to the contrary notwithstanding, unless otherwise determined by the Board of Directors, the estate of any grantee shall have one year from the date of death of a grantee to exercise any grant hereunder, or such longer period as the Board of Directors may determine; provided, however, this provision shall not extend the term of an Incentive Stock Option beyond ten years.

13. General Provisions.

(a) Nothing contained in this Plan, or in any grant made pursuant to the Plan, shall confer upon any grantee any right with respect to terms, conditions or continuance of employment by the Company, the Bank or any Subsidiary.

(b) For purposes of this Plan, transfer of employment between the Company, the Bank, and any Subsidiary shall not be deemed termination of employment.

(c) Appropriate provision may be made by the Board of Directors for all taxes required to be withheld in connection with any grant, the exercise thereof, and the transfer of shares of Stock, in respect of any federal, state, local or foreign withholding taxes. In the case of payment in the form of Stock, the Company shall have the right to retain the number of shares of Stock whose Fair Market Value equals the amount to be withheld.

(d) If any day on or before which such action by the Plan must be taken falls on a Saturday, Sunday or legal holiday, such action may be taken on the next succeeding day which is not a Saturday, Sunday or legal holiday.

(e) This Plan and all determinations made and actions taken pursuant thereto shall be governed by the substantive laws and procedural provisions of the State of Tennessee, without regard to principles of conflicts of laws, unless otherwise governed by federal law.

(f) The Board of Directors may amend any outstanding grants to the extent it deems appropriate, provided that the grantee’s consent shall be required in the case of amendments adverse to the grantee.

14. Change of Control of the Company.

(a) Any provision of this Plan to the contrary notwithstanding, in the event of a Change in Control of the Company or the Bank resulting in the loss of a grantee’s position as a senior management official and/or director of the Company or the Bank, unless (i) otherwise directed by the Board of Directors by resolution adopted prior to such Change in Control or within ten (10) days thereafter or (ii) otherwise provided in the Stock Option Agreement (“Agreement”) entered into between the Company and a grantee, the grant(s) to such grantee(s) outstanding under this Plan shall continue to vest in accordance with the vesting provision set forth in the Agreement and be exercised in accordance with the “Exercise of Option” provision set forth in the Agreement.

(b) For purposes of this Section, “Change in Control” of the Company or the Bank shall mean the occurrence of one or more of the following:

(i) acquisition in one or more transactions of 25 percent or more of the voting Stock by any Person, or by two or more Persons acting as a group, other than directly from the Company or the Bank;

(ii) acquisition in one or more transactions of at least 15 percent but less than 25 percent of the voting Stock by any Person, or by two or more Persons acting as a group (excluding officers and directors of the Bank), and the adoption by the Board of Directors of a resolution declaring that a change in control of the Company or the Bank has occurred;

(iii) a merger, consolidation, reorganization, recapitalization or similar transaction involving the securities of the Company or upon the consummation of which more than 50 percent in voting power of the voting securities of the surviving corporation(s) is held by Persons other than former shareholders of the Company or the Bank; or

(iv) 25 percent or more of the directors elected by shareholders of the Corporation or the Bank to the Board of Directors of the Company or the Bank are persons who were not listed as nominees in the Company’s or the Bank’s then most recent proxy statement (the “New Directors”), unless a majority of the members of the Board of Directors of the Company or the Bank, excluding the New Directors, vote that no change of control shall have occurred by virtue of the election of the New Directors.

(c) If grants shall become exercisable pursuant to this Section, the Company shall use its best efforts to assist the grantees in exercise of their grants in such a manner as to avoid liability to the Company for profits under Section 16(b) of the Securities Exchange Act of 1934, as amended, as a result of such exercise, including (not by way of limitation) explanation of and assistance in meeting the requirements of Paragraph (e) of Rule 16b-3.

(d) In the event of a Change in Control, whether the Company is the surviving or acquiring entity, the vested and unvested Options subject to the terms of the agreement entered into between the Company or the Bank and a grantee may be assumed by the surviving or acquiring entity, or replaced with a substitute Option, so long as the substitute Option maintains equivalent value, or the Board of Directors of the Company agrees to assume or substitute a similar Option, so long as the substitute Option maintains equivalent value. The Board of Directors of the Company may, at its discretion, cause any such assumption or substitution to be conducted in a manner that does not constitute an “extension,” “renewal,” or “modification” within the meaning of Code Section 409A, causing the Incentive Stock Options to be considered “non-qualified deferred compensation.”

(e) In the event of a Change in Control, the Board of Directors shall have the power to extend the period of time during which Non-Qualified Stock Options may be exercised by the grantee.

15. Undercapitalization. In the event the Company’s or the Bank’s capital falls below minimum regulatory requirements, as determined by such entity’s primary state or federal regulator, the Company’s or the Bank’s primary state or federal regulator may direct the Company or the Bank to require any holder of Options under this Plan to exercise or forfeit their stock rights under those grants.

This Amended and Restated Commerce Union Bancshares, Inc. Stock Option Plan was duly adopted by action of the shareholders taken on the     th day of             , 2014.

Through and including [—], 2015 (25 days after the date of this document) all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Tennessee Business Corporation Act (“TBCA”) allows a Tennessee corporation’s charter to contain a provision eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty as a director. Under the TBCA, a Tennessee business corporation may not eliminate or limit director monetary liability for (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) unlawful distributions. This provision also may not limit a director’s liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission. Commerce Union’s charter contains a provision stating that directors shall not be personally liable for monetary damage to the corporation or its shareholders for breach of fiduciary duty as a director, except to the extent required by the TBCA in effect from time to time.

The TBCA provides that a corporation may indemnify any of its directors, officers, employees and agents against liability incurred in connection with a proceeding if (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he reasonably believed that his conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (c) such officer or director breached his duty of care to the corporation.

Under Commerce Union’s bylaws, any person who is involved in any action, suit, or proceeding by reason of the fact that he or she is or was a director or officer of Commerce Union or is or was serving at the request of the Commerce Union as a director, officer, or employee of another entity, provided that the basis of such Proceeding is alleged action in an official capacity as a director, officer, or employee within the scope of such indemnified person’s duties and authority, shall be indemnified and held harmless by Commerce Union to the fullest extent authorized by the TBCA and applicable federal laws and regulations against all loss reasonably incurred in connection therewith.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 25, 2014, by and among Commerce Union Bancshares, Inc., Commerce Union Bank, and Reliant Bank (included as part of Appendix A to the joint proxy statement/prospectus that is a part of this registration statement)*

2.2	First Amendment to the Agreement and Plan of Merger, dated as of December 31, 2014, by and among Commerce Union Bancshares, Inc., Commerce Union Bank, and Reliant Bank (included as part of Annex A to the joint proxy statement/prospectus that is part of this registration statement)*

3.1	Amended and Restated Charter of Commerce Union Bancshares, Inc. (1)

3.2	Amended and Restated Bylaws of Commerce Union Bancshares, Inc. (1)

4.1	Specimen certificate representing the common stock, par value $1.00 per share, of Commerce Union Bancshares, Inc. (1)

5.1	Opinion of Butler Snow LLP regarding the validity of the securities being registered*

8.1	Opinion of Butler Snow LLP regarding material federal income tax consequences relating to the merger*

10.1	Employment Agreement, dated as of January 1, 2006, by and between William Ronald DeBerry and Commerce Union Bank (1)

10.2	Employment Agreement, dated as of June 20, 2008, by and between William Rickman Murray and Commerce Union Bank (1)

10.3	Employment Agreement, dated as of March 1, 2006, by and between Berlin Scott Bagwell and Commerce Union Bank (1)

10.4	Employment Agreement, dated as of February 1, 2007, by and between Paula DeBerry and Commerce Union Bank (1)

10.5	Form of Resignation and Release of Claims (1)

10.6	Lease Agreement, dated as of January 31, 2013, by and between MarCor Properties, a partnership, and Commerce Union Bank (1)

10.7	Rental Agreement, dated as of March 28, 2013, by and between Springfield Executive Suites LLC and Commerce Union Bank (1)

10.8	Form of Organizer Stock Option Agreement (1)

10.9	Form of First Amendment to Organizer Stock Option Agreement (1)

10.10	Form of Second Amendment to Organizer Stock Option Agreement (1)

10.11	Form of Employee Incentive Stock Option Agreement (1)

10.12	Form of First Amendment to Employee Incentive Stock Option Agreement (1)

10.13	Form of Second Amendment to Employee Incentive Stock Option Agreement (1)

10.14	Form of Management Incentive Stock Option Agreement (1)

10.15	Form of First Amendment to Management Incentive Stock Option Agreement (1)

10.16	Form of Second Amendment to Management Incentive Stock Option Agreement (1)

10.17	Commerce Union Bancshares, Inc. Stock Option Plan, as amended (1)

21.1	Subsidiaries of Commerce Union Bancshares, Inc. and Commerce Union Bank (1)

23.1	Consent of KraftCPAs PLLC, Reliant Bank’s independent public accounting firm*

23.2	Consent of Maggart & Associates, P.C., Commerce Union Bancshares, Inc.’s independent public accounting firm*

23.3	Consent of Butler Snow LLP (included as part of Exhibit 5.1)*

23.4	Consent of Butler Snow LLP (included as part of Exhibit 8.1)*

24.1	Power of Attorney (contained on the signature page hereto)

99.1	Rule 438 Consent – Homayoun Aminmadani (1)

99.2	Rule 438 Consent – DeVan D. Ard, Jr. (1)

99.3	Rule 438 Consent – Farzin Ferdowsi (1)

99.4	Rule 438 Consent – Darrell S. Freeman, Jr. (1)

99.5	Rule 438 Consent – James R. Kelley (1)

99.6	Consent of Sterne Agee & Leach, Inc. (1)

99.7	Consent of Raymond James & Associates Inc. (1)

99.8	Form of Proxy Card for Commerce Union Bancshares, Inc. Common Stock*

99.9	Form of Proxy Card for Reliant Bank Common Stock*

*	Filed herewith
(1)	Incorporated by reference to Commerce Union Bancshares, Inc.’s registration statement on Form S-4 filed on July 3, 2014.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(A)(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C)	To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(F)

That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to its directors, officers, and controlling persons pursuant to the foregoing provisions, Commerce Union has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Commerce Union of expenses incurred or paid by a director, officer or controlling person of its company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, Commerce Union will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by Commerce Union is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Springfield, State of Tennessee, on January 7, 2015.

COMMERCE UNION BANCSHARES, INC.

/s/ WILLIAM R. DEBERRY
William R. DeBerry
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William R. DeBerry his or her true and lawful attorney-in-fact, with the full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and to sign any Registration Statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of the date indicated below.

SIGNATURE AND CAPACITY	DATE

* Charles Trimble Beasley Director	January 7, 2015

* Jane Ellis Bellar, Director	January 7, 2015

* John Lewis Bourne, Director	January 7, 2015

/s/ WILLIAM R. DEBERRY William R. DeBerry, Chairman, President & Chief Executive Officer (Principal Executive Officer)	January 7, 2015

* James Gilbert Hodges, Director	January 7, 2015

* Gwendolous Verdella Martin, Director	January 7, 2015

SIGNATURE AND CAPACITY	DATE

* Nancy Jo Martin, Director	January 7, 2015

* William Robert McKinney, Jr., Director	January 7, 2015

/s/ RICK MURRAY Rick Murray, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 7, 2015

* Leland Gray Scott, Jr., Director	January 7, 2015

* Don Richard Sloan, Director	January 7, 2015

* Marvin Leroy Smith, Director	January 7, 2015

*By:	/s/ WILLIAM R. DEBERRY
William R. DeBerry, Attorney-in-Fact for the person indicated

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 25, 2014, by and among Commerce Union Bancshares, Inc., Commerce Union Bank, and Reliant Bank (included as part of Appendix A to the joint proxy statement/prospectus that is a part of this registration statement)

2.2	First Amendment to the Agreement and Plan of Merger, dated as of December 31, 2014, by and among Commerce Union Bancshares, Inc., Commerce Union Bank, and Reliant Bank (included as part of Annex A to the joint proxy statement/prospectus that is part of this registration statement)

3.1	Amended and Restated Charter of Commerce Union Bancshares, Inc. (1)

3.2	Amended and Restated Bylaws of Commerce Union Bancshares, Inc. (1)

4.1	Specimen certificate representing the common stock, par value $1.00 per share, of Commerce Union Bancshares, Inc. (1)

5.1	Opinion of Butler Snow LLP regarding the validity of the securities being registered

8.1	Opinion of Butler Snow LLP regarding material federal income tax consequences relating to the merger

10.1	Employment Agreement, dated as of January 1, 2006, by and between William Ronald DeBerry and Commerce Union Bank (1)

10.2	Employment Agreement, dated as of June 20, 2008, by and between William Rickman Murray and Commerce Union Bank (1)

10.3	Employment Agreement, dated as of March 1, 2006, by and between Berlin Scott Bagwell and Commerce Union Bank (1)

10.4	Employment Agreement, dated as of February 1, 2007, by and between Paula DeBerry and Commerce Union Bank (1)

10.5	Form of Resignation and Release of Claims (1)

10.6	Lease Agreement, dated as of January 31, 2013, by and between MarCor Properties, a partnership, and Commerce Union Bank (1)

10.7	Rental Agreement, dated as of March 28, 2013, by and between Springfield Executive Suites LLC and Commerce Union Bank (1)

10.8	Form of Organizer Stock Option Agreement (1)

10.9	Form of First Amendment to Organizer Stock Option Agreement (1)

10.10	Form of Second Amendment to Organizer Stock Option Agreement (1)

10.11	Form of Employee Incentive Stock Option Agreement (1)

10.12	Form of First Amendment to Employee Incentive Stock Option Agreement (1)

10.13	Form of Second Amendment to Employee Incentive Stock Option Agreement (1)

10.14	Form of Management Incentive Stock Option Agreement (1)

10.15	Form of First Amendment to Management Incentive Stock Option Agreement(1)

10.16	Form of Second Amendment to Management Incentive Stock Option Agreement (1)

10.17	Commerce Union Bancshares, Inc. Stock Option Plan, as amended (1)

21.1	Subsidiaries of Commerce Union Bancshares, Inc. and Commerce Union Bank (1)

Exhibit No.	Description

23.1	Consent of KraftCPAs PLLC, Reliant Bank’s independent public accounting firm

23.2	Consent of Maggart & Associates, P.C., Commerce Union Bancshares, Inc.’s independent public accounting firm

23.3	Consent of Butler Snow LLP (included as part of Exhibit 5.1)

23.4	Consent of Butler Snow LLP (included as part of Exhibit 8.1)

24.1	Power of Attorney (contained on the signature page hereto)

99.1	Rule 438 Consent – Homayoun Aminmadani (1)

99.2	Rule 438 Consent – DeVan D. Ard, Jr. (1)

99.3	Rule 438 Consent – Farzin Ferdowsi (1)

99.4	Rule 438 Consent – Darrell S. Freeman, Jr. (1)

99.5	Rule 438 Consent – James R. Kelley (1)

99.6	Consent of Sterne Agee & Leach, Inc. (1)

99.7	Consent of Raymond James & Associates Inc. (1)

99.8	Form of Proxy Card for Commerce Union Bancshares, Inc. Common Stock

99.9	Form of Proxy Card for Reliant Bank Common Stock

(1)	Incorporated by reference to Commerce Union Bancshares, Inc. Form S-4 filed on July 3, 2014

(Registration No. 333-197248)